As filed with the Securities and Exchange Commission on August 22, 2025

Registration No. 333-286507

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4/A

Amendment No. 3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BLACKBOXSTOCKS INC.

(Exact name of registrant as specified in its charter)

Nevada	7371	45-3598066
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Blackboxstocks Inc.
5430 LBJ Freeway, Suite 1485
Dallas, Texas 75240
(972) 726-9203

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gust Kepler
President and Chief Executive Officer
5430 LBJ Freeway, Suite 1485
Dallas, Texas 75240
(972) 726-9203

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rick A. Werner, Esq. Alla Digilova, Esq. Haynes and Boone, LLP 30 Rockefeller Plaza, 26th Floor New York, New York 10112 Tel. (212) 659-7300 Fax (212) 918-8989	Leonard Sternheim President REalloys Inc. 7280 W. Palmeto Park Rd. Suite 302N Boca Raton, FL 33433	Jeffrey M. McPhaul, Esq. Winstead PC 2728 N. Harwood Street, Suite 500 Dallas, Texas 75201 (214) 745-5400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary joint proxy and consent solicitation statement/prospectus is not complete and may be changed. The securities being offered by the use of this preliminary joint proxy and consent solicitation statement/prospectus may not be sold nor may offers to buy be accepted prior to the time the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary joint proxy and consent solicitation statement/prospectus is not an offer to sell these securities nor a solicitation of any offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED August 22, 2025

Joint Proxy And Consent Solicitation Statement/Prospectus

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Blackboxstocks Inc. and REalloys Inc.:

On March 10, 2025, Blackboxstocks Inc., a Nevada corporation (“Blackboxstocks”), RABLBX Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Blackboxstocks (“Merger Sub”), and REalloys Inc. (“REalloys”), a Nevada corporation, entered into an Agreement and Plan of Merger, which was subsequently amended by the First Amendment to Agreement and Plan of Merger dated July 1, 2025 and by the Second Amendment to Agreement and Plan of Merger dated August 22, 2025 (as may be further amended from time to time, the “Merger Agreement”), which provides for, among other things, the merger of the Merger Sub with and into REalloys, with REalloys continuing as the surviving corporation (the “surviving corporation”) and a wholly owned subsidiary of Blackboxstocks (following the consummation of the Merger (as defined below) and the name change described below, the “Combined Company”), on the terms and conditions set forth in the Merger Agreement (the “Merger”). In connection with the consummation of the Merger, the Combined Company is expected to be renamed “REalloys Inc.” and the surviving corporation is expected to be named to “REalloys Solutions Inc.” The boards of directors of each of Blackboxstocks and REalloys have approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

If the Merger is completed:

(i)	each holder of outstanding shares of REalloys common stock (referred to herein as the “REalloys stockholders”) outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be entitled to receive the number of shares of Blackboxstocks common stock equal to the number of shares of REalloys common stock they hold multiplied by the exchange ratio, as calculated in accordance with the Merger Agreement (the “Exchange Ratio”);

(ii)	each holder of Series X Preferred Stock of REalloys (“Series X Holders”), par value $0.0001 per share, stated value $1,000 per share (the “REalloys Preferred Stock”) outstanding immediately prior to the Effective Time, will be entitled to receive the number of shares of Series C Convertible Preferred Stock of Blackboxstocks, par value $0.001 per share, stated value $3,000 per share (the “Series C Preferred Stock”), equal to the number of shares of REalloys Preferred Stock at a ratio of one share of REalloys Preferred Stock to one share of Series C Preferred Stock, in each case, prior to giving effect to the proposed reverse stock split discussed below and herein;

(iii)	each holder of REalloys warrants (the “Acquisition Warrants”), worth $38,000,000 in the aggregate, outstanding and unexercised as of immediately prior to the Effective Time will be entitled to receive a number of shares of Blackboxstocks common stock equal to the cash amount set forth in such Acquisition Warrant divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time; and

(iv)	each investor in REalloys Simple Agreement for Future Equity (“REalloys SAFEs”), worth $2,915,000 in the aggregate, outstanding as of immediately prior to the Effective Time will be entitled to receive a number of shares of Blackboxstocks common stock equal to the Purchase Amount (as set forth in such REalloys SAFE) divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time (clauses (i) through (iv), collectively, the “Merger Consideration”), or (i) an aggregate of approximately [●] shares of Blackboxstocks common stock at closing, (ii) an aggregate of approximately [●] shares of Series C Preferred Stock at closing (which is subject to adjustment in the event the parties raise capital in excess of certain thresholds), (iii) warrants to purchase up to an aggregate of approximately [●] shares of Blackboxstocks common stock, based on an assumed price of $[●] per share, the closing price of the Blackboxstocks common stock on Nasdaq on [●], 2025, and (iv) an aggregate of approximately [●] shares of Blackboxstocks common stock as related to the REalloys SAFEs, based on an assumed price of $[●] per share, the closing price of the Blackboxstocks common stock on Nasdaq on [●], 2025.

Additionally, at the Effective Time, each warrant (the “REalloys Warrants”) issued pursuant to that certain securities purchase agreement, dated as of March 6, 2025, by and between REalloys and the investor named therein, that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Blackboxstocks common stock), and Blackboxstocks shall assume the terms of the REalloys Warrants pursuant to the terms of the Merger Agreement and as further described herein.

Additionally, each holder of Blackboxstocks common stock of record as of immediately prior to the Effective Time shall be entitled to one contingent value right (“CVR”) for each share of Blackboxstocks common stock held by such holder, which shall be issued by Blackboxstocks pursuant to a Contingent Value Rights Agreement as contemplated by the Merger Agreement (the “CVR Agreement”). The CVRs will represent the rights to receive cash payments in connection with certain transactions involving the assets, rights and properties owned, used or usable by Blackbox.io Inc., a Nevada corporation and wholly owned subsidiary of Blackboxstocks (“Blackbox Operating”), which was organized to conduct historical operations of Blackboxstocks.

In addition, prior to the Effective Time: (i) Gust Kepler and Leonard Sternheim agreed to enter into a Securities Transfer Agreement, in a form acceptable to Gust Kepler and Leonard Sternheim, pursuant to which Gust Kepler will sell 1,634,999 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of Blackboxstocks (the “Series A Preferred Stock”) to Leonard Sternheim (the “Preferred Transfer”), which sale shall be contingent upon and effective concurrently with Closing (the “Securities Transfer Agreement”) and (ii) Blackboxstocks and Gust Kepler will execute an option agreement (the “Option Agreement”) substantially in the form attached hereto as Annex G, pursuant to which Blackboxstocks shall have the right to call for redemption and Gust Kepler shall have the right to cause Blackboxstocks to redeem all of the remaining issued and outstanding Series A Preferred Stock, following such Preferred Transfer, held by Gust Kepler in exchange for shares of Series A Preferred Stock of Blackbox Operating.

Immediately upon completion of the Merger and the transactions contemplated in the Merger Agreement (i) REalloys stockholders will own approximately 92.7% of the fully diluted equity of the Combined Company and (ii) current Blackboxstocks stockholders, holders of certain outstanding options and warrants to purchase shares of Blackboxstocks common stock will own approximately 7.3% of the fully diluted equity of the Combined Company. Immediately following the Merger, subject to the approval of the current Blackboxstocks stockholders, it is anticipated that the combined company may need to effect a reverse stock split at a ratio between [●]-for-[●] and [●]-for-[●] with respect to its issued and outstanding common stock. The reverse stock split, if under taken, will be intended to result in an increase Blackboxstocks’ stock price to at least $4.00 per share and is expected to be undertaken if the parties deem it necessary to meet Nasdaq listing requirements.

Blackboxstocks’ common stock is currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “BLBX.” On March 7, 2025, the last full trading day before the announcement of the Merger, the last reported sale price of Blackboxstocks common stock was $3.46 per share, and on [●], 2025, the latest practicable date prior to the date of this joint proxy and consent solicitation statement/prospectus, the last reported sale price of Blackboxstocks’ common stock was $[●] per share. Blackboxstocks and REalloys urge you to obtain current market quotations for the price of Blackboxstocks’ common stock.

Each of Blackboxstocks and REalloys expects that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Blackboxstocks will hold a special meeting of its stockholders (the “Special Meeting”), while REalloys will solicit its stockholders’ approval by written consent. Blackboxstocks stockholders will be asked to consider and vote upon the following proposals:

(i)	to approve (a) pursuant to Nasdaq Listing Rule 5635(a), the issuance of shares of Blackboxstocks common stock to (i) each holder of outstanding shares of REalloys common stock and (ii) each holder of Series X Preferred Stock, upon conversion of Series C Preferred Stock, including by operation of certain anti-dilution adjustments contained therein, which will represent more than 20% of the shares of Blackboxstocks common stock outstanding immediately prior to the Merger, pursuant to the terms of the Merger Agreement, by and among Blackboxstocks, Merger Sub and REalloys and (b) pursuant to Nasdaq Listing Rules 5635(b), the change of control resulting from the transactions contemplated by the Merger (collectively, the “Nasdaq Proposal”);

(ii)	to approve the 2025 Long-Term Incentive Plan, in the form attached hereto as Annex B (the “Incentive Plan Proposal”);

(iii)	to approve an amendment to the Articles of Incorporation of Blackboxstocks (as amended, the “Blackboxstocks Articles”) to effect, at the discretion of Blackboxstocks board of directors and agreed to by REalloys, but prior to the one-year anniversary of the date on which the reverse stock split is approved by the Blackboxstocks stockholders at the Special Meeting, a reverse stock split of the issued and outstanding Blackboxstocks common stock, at a ratio between [●]-for-[●] and [●]-for-[●], in the form attached hereto as Annex C (the “Reverse Stock Split Proposal”);

(iv)	to approve an amendment to the Blackboxstocks Articles to increase the number of shares of Blackboxstocks common stock that Blackboxstocks is authorized to issue from 100,000,000 to [●], in the form attached as Annex D (the “Authorized Share Increase Proposal”); and

(v)	to approve the adjournment of the Special Meeting, if necessary, to permit the solicitation of additional proxies in the event that there are insufficient votes on one or more of the proposals presented to Blackboxstocks stockholders (the “Adjournment Proposal”).

The Blackboxstocks Special Meeting will be held on [●], 2025 at [●] a.m., Central Time, and will be “virtual,” meaning that you can participate in the meeting online by visiting [●] at the appointed time and date and entering the control number included in your proxy card or voting instruction form. Blackboxstocks stockholders are encouraged to access the Special Meeting website before the start time. Please allow ample time for online check-in. Blackboxstocks stockholders will not be able to attend the special meeting in person.

REalloys stockholders will be asked to approve by written consent a proposal to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger (the “REalloys Merger Proposal”).

Completion of the Merger is conditioned upon satisfaction or waiver of all closing conditions under the Merger Agreement, including, among other things, (i) the approval by Blackboxstocks stockholders of: the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal, the Authorized Share Increase Proposal and the Adjournment Proposal, each of which requires the affirmative vote of the majority of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter and that are voted for or against the matter, and the Reverse Stock Split Proposal must also be approved by the holders of a majority of the issued and outstanding Blackboxstocks common stock, separately as a class, and (ii) the adoption and approval of the REalloys Merger Proposal by written consent of the holders of at least 50.1% of the outstanding shares of REalloys capital stock.

Blackboxstocks board of directors has determined that it is advisable and in the best interest of Blackboxstocks and its stockholders to enter into the Merger Agreement, and the Blackboxstocks board of directors has authorized and approved the terms of the Merger Agreement and the transactions contemplated thereby and recommends that Blackboxstocks stockholders vote “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Reverse Stock Split Proposal, “FOR” the Authorized Share Increase Proposal, and “FOR” the Adjournment Proposal.

REalloys board of directors has (i) determined that the Merger Agreement and transactions contemplated thereby, including the Merger, are advisable and fair to and in the best interests of REalloys and its stockholders, (ii) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger and (iii) unanimously recommended that REalloys stockholders adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger, by written consent.

This joint proxy and consent solicitation statement/prospectus provides you with important information about the special meeting and solicitation of written consents, Blackboxstocks, REalloys, the proposed Merger and the transactions and documents related to the Merger. Please carefully read this entire joint proxy and consent solicitation statement/prospectus, including “Risk Factors” beginning on page 34.

For the Blackboxstocks stockholders: your vote is very important. Whether or not you plan to attend the Special Meeting, please take the time to vote by completing and returning the enclosed proxy card to Blackboxstocks or by granting your proxy electronically over the Internet or by telephone. If your shares are held in “street name,” you must instruct your broker in order to vote on all proposals.

Sincerely,

Gust Kepler	Leonard Sternheim
President and Chief Executive Officer	President
Blackboxstocks Inc.	REalloys Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Blackboxstocks securities to be issued in the Merger or determined if this joint proxy and consent solicitation statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy and consent solicitation statement/prospectus is dated [●], 2025 and is first expected to be mailed or otherwise delivered to the stockholders of Blackboxstocks and REalloys on or about [●], 2025.

Blackboxstocks Inc.

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

Notice Of Special Meeting Of Stockholders
To Be Held On [●], 2025

[●] a.m. Central Time

To be Held Online at [●]

To the Stockholders of Blackboxstocks Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the “Special Meeting”) of Blackboxstocks Inc., a Nevada corporation (“Blackboxstocks,” “we,” “our,” or “us”), will be held on [●], 2025, at [●] a.m., Central Time, and will be “virtual,” meaning that you can participate in the meeting online at [●], to consider and vote upon the following matters:

(1)	The Nasdaq Proposal — to approve (a) pursuant to Nasdaq Listing Rule 5635(a), the issuance of shares of Blackboxstocks common stock to (i) each holder of outstanding shares of REalloys common stock and (ii) each holder of Series X Preferred Stock, upon conversion of Series C Preferred Stock, including by operation of certain anti-dilution adjustments contained therein, which will represent more than 20% of the shares of Blackboxstocks common stock outstanding immediately prior to the Merger, pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement and such transactions contemplated by the Merger Agreement, the “Merger”), dated as of March 10, 2025, by and among Blackboxstocks, RABLBX Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Blackboxstocks (the “Merger Sub”) and REalloys Inc. (“REalloys”), a Nevada corporation and (b) pursuant to Nasdaq Listing Rules 5635(b), the change of control resulting from the transactions contemplated by the Merger, (collectively, the “Nasdaq Proposal”);

(2)	The Incentive Plan Proposal — to approve the 2025 Long-Term Incentive Plan (the “Incentive Plan Proposal”);

(3)	The Reverse Stock Split Proposal — to approve an amendment to the Articles of Incorporation of Blackboxstocks (as amended, the “Blackboxstocks Articles”) to effect, at the discretion of Blackboxstocks board of directors and agreed to by REalloys, but prior to the one-year anniversary of the date on which the reverse stock split is approved the Blackboxstocks stockholders at the Special Meeting, a reverse stock split of the issued and outstanding Blackboxstocks common stock at a ratio to be determined by the Blackboxstocks board of directors and agreed to by REalloys (the “Reverse Stock Split Proposal”);

(4)	The Authorized Share Increase Proposal — to approve an amendment to the Blackboxstocks Articles to increase the number of shares of Blackboxstocks common stock that Blackboxstocks is authorized to issue from 100,000,000 to [●], (the “Authorized Share Increase Proposal”); and

(5)	The Adjournment Proposal — to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit the solicitation of additional proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote (the “Adjournment Proposal”).

The Special Meeting will be a virtual meeting via live webcast on the Internet. As a Blackboxstocks stockholder, you will be able to attend the Special Meeting, vote and submit questions during the Special Meeting by visiting [●] and entering the control number included in the proxy card that you receive. If you are a “street name” holder, you must obtain a proxy from your broker or nominee in order to attend the Special Meeting and vote your shares. Blackboxstocks stockholders are encouraged to access the Special Meeting before the start time of [●] Central Time on [●], 2025. Please allow ample time for online check-in. Blackboxstocks stockholders will not be able to attend the Special Meeting in person.

Our board of directors has fixed the close of business on [●], 2025 as the record date for the Special Meeting. Only holders of record of shares of Blackboxstocks capital stock at the close of business on such date are entitled to receive notice of, and vote at, the Special Meeting or at any postponement(s) or adjournment(s) of the Special Meeting. A complete list of our stockholders of record entitled to vote at the Special Meeting will be available for ten (10) days before the Special Meeting at our principal executive office for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting. The email should state the purpose of the request and provide proof of ownership of our voting securities as of the record date. The stockholder list will also be available online during the Special Meeting.

Approval of each of the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal, the Authorized Share Increase Proposal and the Adjournment Proposal requires the affirmative vote of the majority of the votes of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on the subject matter and that are voted for or against the matter, and the Reverse Stock Split Proposal must also be approved by the holders of a majority of the issued and outstanding Blackboxstocks common stock, separately as a class.

OUR BOARD OF DIRECTORS HAS DETERMINED THAT IT IS ADVISABLE AND IN THE BEST INTEREST OF BLACKBOXSTOCKS AND ITS STOCKHOLDERS TO ENTER INTO THE MERGER AGREEMENT, AND THE BOARD HAS AUTHORIZED AND APPROVED THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. OUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT BLACKBOXSTOCKS STOCKHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL, “FOR” THE INCENTIVE PLAN PROPOSAL, “FOR” THE REVERSE STOCK SPLIT PROPOSAL, “FOR” THE AUTHORIZED SHARE INCREASE PROPOSAL, AND “FOR” THE ADJOURNMENT PROPOSAL

Your vote is very important. If your shares are registered in your name as a stockholder of record of Blackboxstocks, whether or not you expect to attend the Special Meeting, please sign and return the enclosed proxy card promptly in the envelope provided or promptly submit your proxy by telephone or over the Internet following the instructions on the proxy card, to ensure that your shares will be represented at the Special Meeting.

To participate in the virtual meeting, you will need the control number that is printed in the box marked by the arrow on your proxy card. If your shares are held in the name of a bank, brokerage firm, or other nominee, you should follow the instructions provided by them in order to participate in the virtual meeting.

You may revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the enclosed joint proxy and consent solicitation statement/prospectus. If you are a “street name” holder, your bank, broker or other nominee should provide instructions explaining how you may change or revoke your voting instructions.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [●], 2025, TO BE HELD ONLINE AT [●]: This notice is not a form for voting and presents only an overview of the more complete joint proxy and consent solicitation statement/prospectus. We urge you to read the accompanying joint proxy and consent solicitation statement/prospectus, including its annexes and the section titled “Risk Factors” beginning on page 34, carefully and in their entirety. Copies of the joint proxy and consent solicitation statement/prospectus and the accompanying proxy card are available, without charge, on the internet, on our website www.blackboxstocks.com, and can be obtained by sending an e-mail to investors@blackboxstocks.com. To obtain timely delivery, our stockholders must request the materials no later than five (5) business days prior to the Special Meeting. If you have any questions concerning the Merger, the Merger Agreement, the proposals, the Special Meeting or the accompanying joint proxy and consent solicitation statement/prospectus or need help voting your shares of Blackboxstocks securities, please contact Blackboxstocks’ investor relations department at investors@blackboxstocks.com.

By Order of the Board of Directors,

Gust Kepler
President, Chief Executive Officer and Director

REalloys Inc.

7280 W. Palmeto Park Rd.

Suite 302N

Boca Raton, FL 33433

Notice Of Solicitation Of Written Consent
For Action To Be Taken By Written Consent
In Lieu Of A Meeting Of Stockholders

To the Stockholders of REalloys Inc.:

Included in the accompanying joint proxy and consent solicitation statement/prospectus is a consent solicitation statement furnished by the board of directors of REalloys Inc., a Nevada corporation (“REalloys”), to the holders (collectively, the “REalloys stockholders”) of record of the outstanding shares of REalloys common stock and Series X Preferred Stock, par value $0.0001 per share (the “Series X Preferred Stock”) at the close of business on [●], 2025 (the “REalloys Record Date”).

This joint proxy and consent solicitation statement/prospectus is being delivered to REalloys stockholders as of the record date, to solicit written consent to the adoption and approval of the Agreement and Plan of Merger dated as of March 10, 2025, as amended by the First Amendment to Agreement and Plan of Merger dated July 1, 2025 and by the Second Amendment to Agreement and Plan of Merger dated August 22, 2025 (as may be further amended from time to time, the “Merger Agreement” and such transactions contemplated thereunder, the “Merger”), by and among Blackboxstocks Inc., a Nevada corporation (“Blackboxstocks”), RABLBX Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Blackboxstocks (“Merger Sub”), and REalloys, pursuant to which Merger Sub will merge with and into REalloys, with REalloys continuing as the surviving corporation and a wholly owned subsidiary of Blackboxstocks, and to the transactions contemplated by the Merger Agreement, including the Merger (the “REalloys Merger Proposal”).

As an REalloys stockholder on the REalloys Record Date, you are urged to complete, date and sign the enclosed written consent and promptly return the completed and executed written consent by one of the means described in “REalloys Solicitation of Written Consent — Submission of Consents” beginning on page 117 of the enclosed joint proxy and consent solicitation statement/prospectus. REalloys’ board of directors has set [●], 2025, as the target final date for receipt of written consents. REalloys reserves the right to extend the final date for receipt of written consents without any prior notice to stockholders.

The enclosed joint proxy and consent solicitation statement/prospectus describes the Merger Agreement and the proposed Merger in detail and includes, as Annex A, the complete text of the Merger Agreement. We urge you to read the accompanying joint proxy and consent solicitation statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy and consent solicitation statement/prospectus and its annexes carefully and in their entirety. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 34 of the enclosed joint proxy and consent solicitation statement/prospectus for a discussion of certain risk factors relating to the Merger Agreement and the Merger.

Approval of the REalloys Merger Proposal requires the written consent of the holders of at least 50.1% of the outstanding shares of REalloys capital stock.

In considering the recommendation of the board of directors of REalloys with respect to the REalloys Merger Proposal, you should be aware that certain of REalloys’ directors and executive officers have interests that are different from, or in addition to, the interests of REalloys stockholders generally, as further described in the accompanying joint proxy and consent solicitation statement/prospectus.

A REalloys stockholder will have the right to seek appraisal of the fair value of such REalloys stockholder’s shares of REalloys stock if the Merger is completed, in lieu of receiving the per share Merger Consideration, but only if such REalloys stockholder does not sign and return a written consent to the REalloys Merger Proposal and otherwise complies with the procedures of Section 92A.300 to 92A.500 of the Nevada Revised Statutes (“NRS”), which is the appraisal rights statute applicable to Nevada corporations. These appraisal rights are summarized in the accompanying joint proxy and consent solicitation statement/prospectus.

Your written consent is very important. The Merger Agreement must be adopted by the written consent of REalloys stockholders of at least 50.1% of the outstanding shares of REalloys capital stock, in order for the Merger to be consummated. PLEASE NOTE: Your consents, as evidenced by your signing and returning the signature page to the enclosed written consent, are irrevocable once they are received by REalloys, as explained in the joint proxy and consent solicitation statement/prospectus. If you have any questions concerning the Merger, the Merger Agreement, the REalloys Merger Proposal, the written consent or the accompanying joint proxy and consent solicitation statement/prospectus, would like additional copies of the accompanying joint proxy and consent solicitation statement/prospectus or need help executing the written consent, please contact REalloys:

REalloys Inc.

7280 W. Palmeto Park Rd.

Suite 302N

Boca Raton, FL 33433

E-mail: corpsec@realloys.com

REALLOYS’ BOARD OF DIRECTORS HAS CAREFULLY CONSIDERED THE MERGER AND THE TERMS OF THE MERGER AGREEMENT AND HAS DETERMINED THAT THE MERGER IS ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF REALLOYS AND ITS STOCKHOLDERS. ACCORDINGLY, REALLOYS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT REALLOYS STOCKHOLDERS APPROVE THE MERGER AND ADOPT AND APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, BY EXECUTING AND DELIVERING THE WRITTEN CONSENT FURNISHED WITH THIS JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS.

By Order of the Board of Directors,

Leonard Sternheim
President

Reference To Additional Information

This joint proxy and consent solicitation statement/prospectus includes important business and financial information about Blackboxstocks. Additional information about Blackboxstocks is available to you without charge upon your request. You can obtain any of the documents filed with or furnished to the Securities and Exchange Commission, or the “SEC,” by Blackboxstocks at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents at no cost by requesting them in writing or by telephone at the following address and telephone number:

Blackboxstocks Inc.:

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

(972) 726-9203

Attention: Corporate Secretary

To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the special meeting or deadline for submitting written consents. This means that Blackboxstocks stockholders requesting documents must do so by [●], 2025 and REalloys stockholders requesting documents must do so by [●], 2025.

You should rely only on the information contained in this document. No one has been authorized to provide you with information that is different from that contained in this document. This document is dated [●], 2025, and you should assume that the information in this document is accurate only as of such date. Neither the mailing nor delivery of this document to Blackboxstocks stockholders or REalloys stockholders nor the issuance by Blackboxstocks of shares of Blackboxstocks common stock in connection with the merger will create any implication to the contrary.

ABOUT THIS JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS

Except where the context otherwise indicates, information contained in this document regarding Blackboxstocks has been provided by Blackboxstocks and information contained in this document regarding REalloys has been provided by REalloys. See “Where You Can Find More Information” beginning on page 238 of this joint proxy and consent solicitation statement/prospectus for more details.

This document does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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Questions And Answers

The following are answers to some questions that Blackboxstocks stockholders and REalloys stockholders may have regarding the proposed Merger and the other proposals being considered by Blackboxstocks stockholders and REalloys stockholders. Blackboxstocks and REalloys urge you to read carefully this entire joint proxy and consent solicitation statement/prospectus, including the annexes, because the information in this section does not provide all the information that might be important to you.

Unless the context otherwise requires, references in this joint proxy and consent solicitation statement/prospectus to “Blackboxstocks” refers to Blackboxstocks Inc., a Nevada corporation; “Merger Sub” refers to RABLBX Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Blackboxstocks, and “REalloys” refers to REalloys Inc., a privately-held Nevada corporation.

Questions and Answers About the Merger

Q:	Why am I receiving this joint proxy and consent solicitation statement/prospectus?

A:	You are receiving this joint proxy and consent solicitation statement/prospectus because you are a stockholder of record of either Blackboxstocks, as of [●], 2025, the record date for the Special Meeting (the “Record Date”), or REalloys, as of [●], 2025, the record date for the REalloys solicitation of written consent (the “REalloys Record Date”).

Blackboxstocks, Merger Sub and REalloys have entered into an Agreement and Plan of Merger, dated as of March 10, 2025, which was amended by a First Amendment to Agreement and Plan of Merger dated July 1, 2025 and by the Second Amendment to Agreement and Plan of Merger dated August 22, 2025 (as may be further amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into REalloys, with REalloys continuing as the surviving company (the “surviving corporation”) and a wholly owned subsidiary of Blackboxstocks (following the consummation of the Merger and the name changes described below, the “combined company” or the “Combined Company” and such closing of the Merger, the “Closing” and such date, the “Closing Date”). See “The Merger” beginning on page 119 and “The Merger Agreement” beginning on page 136 of this joint proxy and consent solicitation statement/prospectus. A copy of the Merger Agreement is attached to this joint proxy and consent solicitation statement/prospectus as Annex A.

If the Merger is completed:

(i)	each holder of outstanding shares of REalloys common stock (referred to herein as the “REalloys stockholders”) outstanding immediately prior to the effective time of the merger (the “Effective Time”) will be entitled to receive the number of shares of Blackboxstocks common stock equal to the number of shares of REalloys common stock they hold multiplied by the exchange ratio, as calculated in accordance with the Merger Agreement (the “Exchange Ratio”);

(ii)	each holder of Series X Preferred Stock of REalloys (“Series X Holders”), par value $0.0001 per share (the “REalloys Preferred Stock”) outstanding immediately prior to the Effective Time will be entitled to receive the number of shares of Series C Convertible Preferred Stock of Blackboxstocks, par value $0.001 per share, stated value $3,000 per share (the “Series C Preferred Stock”), equal to the number of shares of REalloys Preferred Stock at a ratio of one share of REalloys Preferred Stock to one share of Series C Preferred Stock, in each case, prior to giving effect to the proposed reverse stock split discussed below and herein;

(iii)	each holder of REalloys warrants (the “Acquisition Warrants”), worth $38,000,000 in the aggregate, outstanding and unexercised as of immediately prior to the effective time of the Merger (the “Effective Time”) shall be converted solely into the right to receive a number of shares of Blackboxstocks common stock equal to the cash amount set forth in such Acquisition Warrant divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time; and

(iv)	each investor in REalloys Simple Agreement for Future Equity (“REalloys SAFEs”), worth $2,915,000 in the aggregate, outstanding as of immediately prior to the Effective Time shall be entitled to receive a number of shares of Blackboxstocks common stock equal to the Purchase Amount (as set forth in such REalloys SAFE) divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time (clauses (i) through (iv), collectively, the “Merger Consideration”).

Additionally, at the Effective Time, each warrant (the “REalloys Warrants”) issued pursuant to that certain securities purchase agreement, dated as of March 6, 2025, by and between REalloys and the investor named therein, that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Blackboxstocks common stock, and Blackboxstocks shall assume the terms of the REalloys Warrants pursuant to the terms of the Merger Agreement and as further described herein.

Additionally, each holder of Blackboxstocks common stock of record as of immediately prior to the Effective Time shall be entitled to one contingent value right (“CVR”) for each share of Blackboxstocks common stock held by such holder, which shall be issued by Blackboxstocks pursuant to a Contingent Value Rights Agreement as contemplated by the Merger Agreement (the “CVR Agreement”). The CVRs will represent the rights to receive cash payments in connection with certain transactions involving the assets, rights and properties owned, used or usable by Blackbox Operating. However, neither the Company nor Gust Kepler has any present intent to spin-off, sell or otherwise dispose of the business of Blackbox Operating or substantially all of the assets comprising Blackbox Operating.

In addition, prior to the Effective Time: (i) Gust Kepler and Leonard Sternheim agreed to enter into a Securities Transfer Agreement, in a form acceptable to Gust Kepler and Leonard Sternheim, pursuant to which Gust Kepler will sell 1,634,999 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of Blackboxstocks (the “Series A Preferred Stock”) to Leonard Sternheim (the “Preferred Transfer”), which sale shall be contingent upon and effective concurrently with Closing (the “Securities Transfer Agreement”) and (ii) Blackboxstocks and Gust Kepler will execute an option agreement (the “Option Agreement”) substantially in the form attached hereto as Annex G, pursuant to which Blackboxstocks shall have the right to call for redemption and Gust Kepler shall have the right to cause Blackboxstocks to redeem all of the remaining issued and outstanding Series A Preferred Stock, following such Preferred Transfer, held by Gust Kepler in exchange for shares of Series A Preferred Stock of Blackbox Operating.

In connection with the consummation of the Merger, (i) at the Effective Time, Blackboxstocks will amend its Articles of Incorporation (as amended, the “Blackboxstocks Articles”) to cause its name to be changed to “REalloys Inc.” and (ii) at the Closing (as part of the filing of the certificate of merger) REalloys will amend its Articles of Incorporation (the “REalloys Articles”) to cause its name to be changed to “REalloys Solutions Inc.”

For the Merger to be consummated, the Merger Agreement requires, among other things, unless otherwise waived by Blackboxstocks and REalloys:

●	Approval of each of the proposals presented to Blackboxstocks stockholders to be voted on at the Special Meeting, including the approval of (i) the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal and the Authorized Share Increase Proposal, and, if necessary, the Adjournment Proposal; and

●	Adoption and approval of the REalloys Merger Proposal, which requires the affirmative vote (or written consent) of the holders of at least 50.1% of the outstanding shares of REalloys capital stock.

This joint proxy and consent solicitation statement/prospectus contains important information about the Merger and the proposals being voted on by Blackboxstocks stockholders and REalloys stockholders, and you should read it carefully. This document collectively serves as a proxy statement of Blackboxstocks, consent solicitation statement of REalloys and a prospectus of Blackboxstocks. It is a joint proxy and consent solicitation statement because both the Blackboxstocks and REalloys boards of directors are soliciting proxies or written consents from their respective stockholders. It is a prospectus because Blackboxstocks will issue shares of Blackboxstocks common stock and Series C Preferred Stock to REalloys stockholders in connection with the Merger. Your vote is important. You are encouraged to submit your proxy or written consent as soon as possible after carefully reviewing this joint proxy and consent solicitation statement/prospectus and its annexes.

Q:	What will happen in the Merger?

At the closing of the Merger, (1) Merger Sub with merge with and into REalloys, with REalloys surviving the Merger as a wholly owned subsidiary of Blackboxstocks and the separate existence of Merger Sub ceasing to exist and (2) Blackboxstocks will issue approximately (i) [●] shares of its common stock to REalloys stockholders, using the assumed Exchange Ratio of [●], and (ii) [●] shares of Series C Preferred Stock to the Series X Holders, in each case, prior to giving effect to the proposed reverse stock split contemplated by the Reverse Stock Split Proposal. Additionally, the outstanding and unexercised Acquisition Warrants immediately prior to the Effective Time shall be converted into the right to receive a number of shares of Blackboxstocks common stock equal to the cash amount set forth in such Acquisition Warrant divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time and the REalloys SAFEs outstanding as of immediately prior to the Effective Time shall be converted into the right to receive a number of shares of Blackboxstocks common stock equal to the Purchase Amount (as set forth in such REalloys SAFE) divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time. The REalloys Warrants shall also be assumed by Blackboxstocks pursuant to the terms of the Merger Agreement. In connection with the consummation of the Merger, (i) at the Effective Time, Blackboxstocks will amend the Blackboxstocks Articles to cause its name to be changed to “REalloys Inc.” and (ii) at the Closing (as part of filing the certificate of merger) REalloys will amend the REalloys Articles to cause its name to be changed to “REalloys Solutions Inc.”

Q:	What equity stake will current Blackboxstocks stockholders and former REalloys stockholders hold in Blackboxstocks after the closing of the Merger?

A:	It is anticipated that, immediately after the closing of the Merger, prior to giving effect to the proposed reverse stock split contemplated by the Reverse Stock Split Proposal, (i) REalloys stockholders will own approximately 92.7% of the fully diluted equity of the combined company, as further described under “The Merger — General” in this joint proxy and consent solicitation statement/prospectus, and (ii) current Blackboxstocks stockholders will own approximately 7.3% of the fully diluted equity of the Combined Company. If the Reverse Stock Split Proposal is approved and the Combined Company exercises its discretion to effect the reverse stock split, the percentage ownership interest of the Combined Company’s stockholders will not change as a result, except to the extent that the reverse stock split would result in the rounding up of a fractional share issued to a Combined Company stockholder.

The Exchange Ratio, as calculated in accordance with the Merger Agreement, is currently assumed to be approximately [●] (which is subject to change depending on the number of outstanding securities of Blackboxstocks and REalloys at the effective time of the Merger).

Additionally, each holder of Blackboxstocks common stock of record as of immediately prior to the Effective Time shall be entitled to one CVR for each share of Blackboxstocks common stock held by such holder, which shall be issued by Blackboxstocks pursuant to a CVR Agreement. The CVRs will represent the rights to receive cash payments in connection with certain transactions involving the assets, rights and properties owned, used or usable by Blackbox Operating. However, neither the Company nor Gust Kepler has any present intent to spin-off, sell or otherwise dispose of the business of Blackbox Operating or substantially all of the assets comprising Blackbox Operating.

Currently, Gust C. Kepler, who serves as a director, President and Chief Executive Officer of Blackboxstocks, beneficially owns all of the issued and outstanding shares of Blackboxstocks Series A Preferred Stock, representing more than 50% of the voting power for the election of members of the Blackboxstocks Board of Directors. Upon consummation of the Merger, it is expected that Leonard Sternheim will acquire 45% of Mr. Kepler’s shares of Series A Preferred Stock. Upon exercise of the Option Agreement, Mr. Sternheim would own 100% of the Series A Preferred Stock. However, neither Mr. Kepler, nor to his knowledge, Mr. Sternheim, currently have any expectations that the other will exercise the Option Agreement on or at any specific time after the Closing Date of the Merger. As equity holders of the combined company, both Mr. Kepler and the Company’s legacy stockholders have an interest in seeing the business of REalloys succeed after the Merger is consummated and Mr. Kepler does not believe there to be diverging interests to disclose at this time. Similarly, the combined company will have an interest in seeing the business of Blackbox.io Inc., a wholly owned subsidiary, succeed as well. Nevertheless, the Company expects that Mr. Kepler and/or Mr. Sternheim may consider exercising the Option Agreement in the event that the interests of the respective businesses of Blackbox Operating and REalloys cease to align in material respects, in which case either party could elect to protect their interests through exercise of the option. As a result, Blackboxstocks is, and the Combined Company could continue to be, a “controlled company” within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain of Nasdaq’s corporate governance requirements. Please see “Risk Factors – Blackboxstocks is, and the Combined Company could continue to be, a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualifies for, and may elect to rely on, exemptions from certain corporate governance requirements that provide protection to the stockholders of companies that are subject to such corporate governance requirements.”

Q:	When is the Merger expected to be completed?

A:	Blackboxstocks and REalloys anticipate that the Merger will be consummated promptly following the Special Meeting, provided that all other conditions to the consummation of the Merger in the Merger Agreement have been satisfied or waived. However, it is possible that the failure to timely meet the closing conditions specified in the Merger Agreement or other factors outside of Blackboxstocks’ or REalloys’ control could require Blackboxstocks and REalloys to complete the Merger at a later time or not at all. See “The Merger Agreement — Conditions to the Closing of the Merger” on page 139 of this joint proxy and consent solicitation statement/prospectus for a more complete summary of the conditions that must be satisfied prior to closing.

Q:	What happens if the Merger is not consummated or is terminated?

A:	There are certain circumstances under which the Merger Agreement may be terminated. If the Merger Agreement is terminated pursuant to its terms, the Merger will not be consummated. If the Merger is not completed for any reason, REalloys stockholders will not receive any Merger Consideration or shares of Blackboxstocks common stock for their equity in REalloys pursuant to the Merger Agreement or otherwise. Instead, Blackboxstocks and REalloys will remain separate companies, and Blackboxstocks expects that its common stock will continue to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and traded on The Nasdaq Capital Market, unless otherwise delisted.

If the Merger does not close, the board of directors of Blackboxstocks (the “Blackboxstocks Board of Directors”) may elect to, among other things, attempt to complete another strategic transaction like the Merger, attempt to sell or otherwise dispose of the various assets of Blackboxstocks or continue to operate the business of Blackboxstocks. In the event that the Blackboxstocks Board of Directors decides to dissolve and liquidate Blackboxstocks’ assets, Blackboxstocks would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. This would be a lengthy and uncertain process, and there can be no assurances as to the amount or timing of available cash, if any, that would be left to distribute to Blackboxstocks stockholders after paying the debts and other obligations of Blackboxstocks and setting aside funds for reserves. See “The Merger Agreement — Termination of the Merger Agreement,” beginning on page 146 of this joint proxy and consent solicitation statement/prospectus for information regarding the parties’ specific termination rights.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy and consent solicitation statement/prospectus and have decided how you wish to vote your shares, in the case of Blackboxstocks stockholders, please authorize a proxy to vote your shares promptly so that your shares are represented and voted at the Special Meeting or, in the case of REalloys stockholders, please execute and return your written consent as soon as possible.

Questions and Answers for Blackboxstocks Stockholders

Q:	What will I receive in the Merger?

A:

If the Merger is completed, Blackboxstocks stockholders will not receive any Merger Consideration and will continue to hold the shares currently held by such stockholders, which, in the aggregate, is expected to represent approximately 7.3% of the fully diluted equity of the Combined Company. Additionally, each holder of Blackboxstocks common stock of record as of immediately prior to the Effective Time shall be entitled to one CVR for each share of Blackboxstocks common stock held by such holder, which shall be issued by Blackboxstocks pursuant to a CVR Agreement as contemplated under the Merger Agreement. The CVRs will represent the rights to receive cash payments in connection with certain transactions involving the assets, rights and properties owned, used or usable by Blackbox Operating. However, neither the Company nor Gust Kepler has any present intent to spin-off, sell or otherwise dispose of the business of Blackbox Operating or substantially all of the assets comprising Blackbox Operating.

Shares of Blackboxstocks’ common stock are currently traded on the Nasdaq Capital Market under the symbol “BLBX.” In connection with and at the Closing (as part of filing the certificate of Merger), REalloys will change its name to “REalloys Solutions Inc.” and at the Effective Time, Blackboxstocks will change its name to “REalloys Inc.” Blackboxstocks will apply to change its trading symbol on the Nasdaq Capital Market to “[●].” Blackboxstocks stockholders will experience dilution as a result of the issuance of Blackboxstocks common stock to the REalloys stockholders in connection with the Merger.

Q:	What are the U.S. federal income tax consequences of the receipt of CVRs to holders of Blackboxstocks stock?

A:	Blackboxstocks intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Accordingly, absent a change in law requiring otherwise, Blackboxstocks will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment or distribution of securities (if any) on the CVRs as a distribution by Blackboxstocks for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of Blackboxstocks current or accumulated earnings and profits in the year in which such payment is made. However, there is substantial uncertainty as to the U.S. federal income tax treatment of the issuance of CVRs. Specifically, there is no authority directly addressing whether the issuance of contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to Blackboxstocks’ common stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Applicable U.S. Treasury regulations provide that “open transaction” treatment is only available in those “rare and extraordinary cases” involving contingent payment obligations in which the “fair market value of the obligation cannot reasonably be ascertained.” If the issuance of the CVRs is treated as an “open transaction,” a CVR holder would not generally recognize income in respect of the CVRs at the time such CVRs are issued and would take no tax basis in the CVRs. Future cash payments or distribution of securities (if any) on the CVRs would be treated as a distribution and constitute a dividend to the extent of the CVR holder’s pro rata share of Blackboxstocks current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) in the taxable year of such payment, then as a non-taxable return of capital to the extent of the CVR holder’s basis in its Blackboxstocks common stock, and finally as capital gain from the sale or exchange of Blackboxstocks common stock with respect to any remaining payment. Dividends received by individual CVR holders are currently eligible for reduced rates of taxation applicable to long-term capital gains, provided certain holding period requirements are met.

Tax matters are very complicated, and the tax consequences of the receipt of CVRs to a particular CVR holder will depend in part on such holder’s circumstances. Accordingly, Blackboxstocks urges you to consult your own tax advisor for a full understanding of the tax consequences of the receipt of CVRs to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the receipt of CVRs, see the section titled “CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF CONTINGENT VALUE RIGHTS” on page 178 of this joint proxy and consent solicitation statement/prospectus.

Q:	When and where is the Special Meeting?

A:	The Special Meeting will be held on [●], 2025 at [●] a.m., Central Time and will be “virtual,” meaning that you can participate in the meeting online at [●] at the appointed time and date. Blackboxstocks stockholders are encouraged to access the Special Meeting before the start time of [●], Central Time on [●], 2025. Please allow ample time for online check-in. Blackboxstocks stockholders will not be able to attend the Special Meeting in person.

Q:	Why are you holding a virtual Special Meeting?

A:	Blackboxstocks has designed the virtual format of its Special Meeting to enhance, rather than constrain, stockholder access, participation and communication. For example, the virtual format allows Blackboxstocks stockholders to communicate with Blackboxstocks in advance of, and during, the Special Meeting so they can ask questions of the Blackboxstocks Board of Directors or management, as time permits.

Q:	What happens if there are technical difficulties during the Special Meeting?

A:	If you encounter any technical difficulties logging into the virtual meeting website [●] or during the virtual meeting, there will be a domestic toll-free number and an international number identified on the website that you may call for assistance. Technical support will be available 15 minutes prior to the start time of the virtual meeting.

Q:	What is being voted on?

A:	At the Special Meeting, Blackboxstocks stockholders will be asked to consider and vote upon the matters outlined in the accompanying Notice of Special Meeting of Stockholders of Blackboxstocks, including the following:

(1) The Nasdaq Proposal — to approve (a) pursuant to Nasdaq Listing Rule 5635(a), the issuance of shares of Blackboxstocks common stock to (i) each holder of outstanding shares of REalloys common stock and (ii) each holder of Series X Preferred Stock, upon conversion of Series C Preferred Stock, including by operation of certain anti-dilution adjustments contained therein, which will represent more than 20% of the shares of Blackboxstocks common stock outstanding immediately prior to the Merger, pursuant to the terms of the Merger Agreement, by and among Blackboxstocks, Merger Sub and REalloys and (b) pursuant to Nasdaq Listing Rules 5635(b), the change of control resulting from the transactions contemplated by the Merger;

(2) The Incentive Plan Proposal — to approve the 2025 Plan;

(3) The Reverse Stock Split Proposal — to approve an amendment to the Blackboxstocks Articles to effect, at the discretion of Blackboxstocks Board of Directors and agreed to by REalloys, but prior to the one-year anniversary of the date on which the reverse stock split is approved by the Blackboxstocks stockholders at the Special Meeting, a reverse stock split of the issued and outstanding Blackboxstocks common stock at a ratio to be determined by the Blackboxstocks Board of Directors and agreed to by REalloys, at a ratio between [●]-for-[●] and [●]-for-[●];

(4) The Authorized Share Increase Proposal — to approve an amendment to the Blackboxstocks Articles to increase the number of shares of Blackboxstocks common stock that Blackboxstocks is authorized to issue from 100,000,000 to [●]; and

(5) The Adjournment Proposal — to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit the solicitation of additional proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

Q:	Are the proposals conditioned on one another? Why is my vote important?

A:	The proposals set forth herein are not conditioned on one another. It is important for you to note that in the event that the Nasdaq Proposal does not receive the requisite vote for approval, then Blackboxstocks and REalloys will not consummate the Merger.

Q:	What will happen if the Reverse Stock Split Proposal is approved?

A:	If the Reverse Stock Split Proposal is approved, at the discretion of the Blackboxstocks Board of Directors, Blackboxstocks will effect a reverse stock split with a ratio between [●]-for-[●] and [●]-for-[●] with respect to the issued and outstanding common stock of the combined company immediately following the Merger, thereby reducing the total number of outstanding shares of the combined company’s common stock from approximately [●] shares to between approximately [●] shares and [●] shares, excluding shares underlying options and warrants. The final reverse stock split ratio will be subject to the mutual agreement of Blackboxstocks and REalloys. To the extent that the reverse stock split would result in any stockholders of the Combined Company otherwise owning a fractional share of the Combined Company’s common stock, such share will be rounded up to the nearest whole share. The reverse stock split will affect all stockholders of the Combined Company uniformly and will not change any stockholder’s percentage ownership interest in the Combined Company, except to the extent that the reverse stock split would result in the rounding up of fractional shares. Unless otherwise set forth herein or unless the context indicates otherwise, all share amounts in this joint proxy and consent solicitation statement/prospectus do not give effect to the reverse stock split. You are encouraged to review the proposed amendments to the Blackboxstocks Articles, which will be in effect at the effective time of the Merger, subject to approval of the Reverse Stock Split Proposal, effecting the reverse stock split, and the Authorized Share Increase Proposal, copies of which are included in this joint proxy and consent solicitation statement/prospectus as Annex C and Annex D, respectively. The reverse stock split is intended to cause the price of the issued and outstanding common stock of the Combined Company at the effective time to equal at least $4.00 and is expected to be undertaken if the parties deem it necessary to meet Nasdaq listing requirements.

Q:	What constitutes a quorum for the Special Meeting?

A:	Pursuant to the Amended and Restated Bylaws of Blackboxstocks, as amended from time to time currently in effect (as amended, the “Blackboxstocks Bylaws”), at the Special Meeting, the presence in person, by means of remote communication, or by proxy of a majority of the voting power constitutes a quorum for the transaction of business at a meeting of stockholders. Holders of Blackboxstocks common stock present at the Special Meeting or represented by proxy (including stockholders who abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum is present. “Broker non-votes,” which are shares that are held in “street name” by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter, are not expected at the Special Meeting as all proposals to be presented at the Special Meeting are “non routine” matters.

Pursuant to the Blackboxstocks Bylaws, if a quorum is not present, the Special Meeting may be adjourned by the holders of a majority of the voting power represented in person, by means of remote communication, or by proxy at a meeting, even if less than a quorum.

The shares of Blackboxstocks common stock and Series A Preferred Stock are the only classes of voting securities of Blackboxstocks outstanding (the “Voting Stock”). Each share of Blackboxstocks common stock is entitled to one (1) vote per share on all matters submitted to a vote of the stockholders. As of the Record Date, there were [●] shares of Blackboxstocks common stock issued and outstanding, representing [●] votes on each matter presented to the Blackboxstocks stockholders for a vote. Each share of Series A Preferred Stock is entitled to one hundred (100) votes per share on all matters submitted to a vote of the Blackboxstocks stockholders. As of the Record Date, there were [●] shares of Series A Preferred Stock issued and outstanding, representing [●] votes on each matter presented to the Blackboxstocks stockholders for a vote, and together with the Blackboxstocks common stock, collectively representing [●] votes on each matter presented to the Blackboxstocks stockholders for a vote. Thus, the holders of shares of Voting Stock representing [●] votes must be present or represented by proxy at the Special Meeting would be required to achieve a quorum.

Q:	What is the Record Date and what does it mean?

A:	The Record Date to determine the stockholders entitled to notice of and to vote at the Special Meeting is the close of business on [●], 2025. The Record Date was established by the Blackboxstocks Board of Directors as required by Nevada law. On the Record Date, (i) [●] shares of Blackboxstocks common stock and (ii) [●] shares of Series A Preferred Stock were issued and outstanding.

Q:	Who is entitled to vote at the Special Meeting?

A:	Holders of Blackboxstocks common stock and Series A Preferred Stock at the close of business on the Record Date may vote at the Special Meeting.

Q:	How many votes do I have?

A:	If you are a holder of Blackboxstocks common stock, you are entitled to one vote on each proposal to be considered at the Special Meeting for each share of Blackboxstocks common stock and if you are a holder of Series A Preferred Stock, you are entitled to 100 votes on each proposal to be considered at the Special Meeting per share of Series A Preferred Stock that you owned as of the close of business on [●], 2025, which is the Record Date.

Q:	How do I vote?

A:	If you are a stockholder of record, you may vote your shares of Blackboxstocks common stock and Series A Preferred Stock on the matters to be presented at the Special Meeting in any of the methods listed below. If you are a beneficial owners of shares registered in the name of your broker, bank or other nominee, you must obtain a valid proxy from your broker, bank or other nominee to vote online during the Special Meeting. Follow the instructions from your broker, bank or other nominee included with these proxy materials, or contract your broker, bank or other nominee to request a proxy form. Your vote must be received by [5:00 p.m. Central Time] on [●] to be counted.

●	Voting by Mail. To vote by mail, complete, date, sign and return the enclosed proxy card by mail to: Attention Proxy Department, Security Transfer Corporation, 2901 N. Dallas Parkway, Suite 380, Plano, Texas 75093.

●	Voting by Internet. To vote over the internet, go to [●] to complete an electronic proxy card. You will need your Control Number, which can be found on your proxy card.

●	Voting by Email. To vote by email, complete, date, sign and return a scanned copy of the enclosed proxy card by email to info@stctransfer.com.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered stockholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are invited to attend the Special Meeting; however, to vote in person at the Special Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

Q:	What is the vote required to approve each proposal?

A:

Assuming the presence of a quorum, approval of each of the Nasdaq Proposal (for purposes of complying with Nasdaq Listing Rules 5635(a) and 5635(b)), the Incentive Plan Proposal, the Reverse Stock Split Proposal, the Authorized Share Increase Proposal and the Adjournment Proposal requires the affirmative vote of the majority of the votes of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on the subject matter and that are voted for or against the matter, and the Reverse Stock Split Proposal must also be approved by the holders of a majority of the issued and outstanding Blackboxstocks common stock, separately as a class. A Blackboxstocks stockholder’s abstention from voting will have the effect of a vote against each of the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal, the Authorized Share Increase Proposal and the Adjournment Proposal.

The failure of a Blackboxstocks stockholder who holds his or her shares in “street name” through a bank, broker or other nominee to give voting instructions to such bank, broker or other nominee will result in a broker non-vote, which will not have the effect of a vote for or against the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal, the Authorized Share Increase Proposal and the Adjournment Proposal. As such, it is important that you provide voting instructions to your bank, broker or other nominee, if you wish your shares to be voted at the Special Meeting. Broker non-votes are not expected in connection with any of the proposals set forth herein and to be presented at the Special Meeting.

Q.	What is a broker non-vote? What is discretionary voting?

A:

A broker non-vote occurs when the broker holding shares for a beneficial owner has not received voting instructions from the beneficial owner and does not have discretionary authority to vote the shares. Under rules applicable to securities brokerage firms, a broker who holds your shares in “street name” does not have the authority to vote those shares on any “non-routine” proposal, except in accordance with voting instructions received from you. On the other hand, your broker may vote your shares on certain “routine matters,” if the broker has transmitted proxy-soliciting materials to you, as the beneficial owner of the shares, but has not received voting instructions from you on such proposals. A broker non-vote occurs when a broker submits a proxy but does not vote for a matter because the broker has not received voting instructions from the beneficial owner and the broker does not have discretionary voting authority on the matter.

If you do not provide voting instructions to your broker, then your shares will not be voted at the Special Meeting on any proposal with respect to which your broker does not have discretionary authority except as to “routine matters.” At the Special Meeting, none of the matters will be considered “routine matters” and accordingly, in the absence of specific instructions from you, your broker does not have discretionary authority to vote your shares with respect to any of the proposals set forth herein and to be presented at the Special Meeting. If you are a beneficial owner, we encourage you to instruct your broker, bank or other nominee how to vote your shares using the voting instruction form provided by your broker, bank or other nominee so that your vote can be counted.

Q:	Do I have any dissenters’ or appraisal rights with respect to any of the matters to be voted on at the Special Meeting?

A:	No. Blackboxstocks stockholders do not have any dissenters’ or appraisal rights under Nevada law in connection with the proposed Merger or with respect to any of the matters to be voted on at the Special Meeting.

Q:	How does the Blackboxstocks Board of Directors recommend that I vote at the Special Meeting?

A:	The Blackboxstocks Board of Directors recommends that you vote “FOR” the following proposals: (i) the Nasdaq Proposal, (ii) the Incentive Plan Proposal, (iii) the Reverse Stock Split Proposal, (iv) the Authorized Share Increase Proposal, and (v) the Adjournment Proposal.

Q:	What interests do Blackboxstocks’ current executive officers and directors have in the Merger?

A:	Blackboxstocks’ directors and executive officers may have interests in the Merger that are different from, or in addition to, or in conflict with, yours. These interests include:

●	after the Merger, Robert Winspear, a current director and the current Chief Financial Officer of Blackboxstocks, will serve on the board of directors of the Combined Company as the one designee of Blackboxstocks. Mr. Winspear may receive cash and other compensation from the Combined Company pursuant to director compensation as determined by the Compensation Committee of the board of the directors of the Combined Company; and

●	the continued indemnification of current directors and officers of Blackboxstocks and the continuation of directors’ and officers’ liability insurance after the Merger.

These interests may influence the Blackboxstocks directors in making their recommendation that you vote in favor of the approval of the Nasdaq Proposal and other proposals. For a more complete description of these interests, see “The Merger — Interests of Blackboxstocks’ Directors and Executive Officers in the Merger” beginning on page 129 of this joint proxy and consent solicitation statement/prospectus.

Q:	What happens if I abstain from voting or fail to instruct my bank or broker?

A:	Blackboxstocks will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention will have the effect of a vote against each of the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal, the Authorized Share Increase Proposal and the Adjournment Proposal.

In addition, if you hold your shares of record and fail to submit a proxy or vote at the Special Meeting or if you hold your shares in “street name” and fail to instruct your bank, broker or other nominee how to vote with respect to any of the proposals, it will have the no effect on the vote for the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal, the Authorized Share Increase Proposal and the Adjournment Proposal. In the event of such failure to give voting instructions, the applicable bank, broker or other nominee will not have discretionary authority to vote such stockholder’s shares on any of the proposals set forth herein and to be presented at the Special Meeting. As such, it is important that you provide voting instructions to your bank, broker or other nominee, if you wish your shares to be voted at the Special Meeting.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:	All proxies will be voted in accordance with the instructions contained therein. Signed and dated proxies received by Blackboxstocks without an indication of how the stockholder intends to vote on a proposal will be voted in favor of each of the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal, the Authorized Share Increase Proposal and the Adjournment Proposal.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:	Brokers, banks or other nominees who hold shares of Blackboxstocks common stock in “street name” on behalf of their customers may not give a proxy to Blackboxstocks to vote those shares with respect to any “non-routine proposals” except in accordance with voting instructions received from you. On the other hand, your broker may vote your shares on certain “routine matters,” if the broker has transmitted proxy-soliciting materials to you, as the beneficial owner of the shares, but has not received voting instructions from you on such proposals. Each of the proposals set forth herein are considered “non-routine” matters and as such, without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters.

If you are a Blackboxstocks stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares on the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal, the Authorized Share Increase Proposal and the Adjournment Proposal, your shares will NOT be voted on such proposals at the Special Meeting, which will have the effect described above under “What happens if I abstain from voting or fail to instruct my bank or broker?” with respect to each such proposal.

Q:	Can I attend the Special Meeting and vote my shares?

A:	Yes. All holders of Blackboxstocks common stock as of the record date, including stockholders of record and stockholders who hold their shares through brokers, banks, nominees or any other holder of record, are invited to attend the Blackboxstocks Special Meeting. Holders of record of Blackboxstocks common stock can vote at the Blackboxstocks Special Meeting by submitting their votes electronically during the Special Meeting. If you are not a stockholder of record, you must obtain a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote at the Blackboxstocks Special Meeting. If you plan to attend the Blackboxstocks Special Meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership.

Q:	Can I change or revoke my vote?

A:	Yes. If your shares of Blackboxstocks common stock are registered in your own name, you may revoke your proxy in one of the following ways:

●	You may grant a subsequent proxy by telephone, mail or email or over the Internet;

●	You may send a timely written notice that you are revoking your proxy to our Secretary at 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240;

●	You may attend the Special Meeting and vote in-person. Simply attending the Special Meeting will not, by itself, revoke your proxy.

If your shares of Blackboxstocks common stock are held in “street name,” your broker, bank or other nominee should provide instructions explaining how you may change or revoke your voting instructions.

Q:	Who is paying for this proxy solicitation?

A:	Blackboxstocks will bear the cost of the solicitation of proxies including the printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Blackboxstocks common stock for the forwarding of solicitation materials to the beneficial owners of Blackboxstocks common stock. Blackboxstocks will reimburse these brokers, banks, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Solicitation may be made by personal interview, mail, telephone, and electronic communications by directors, officers, and other employees without additional compensation.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	What is “householding” and how does it affect me?

A:	We and some U.S. brokers have adopted “householding,” a procedure under which stockholders who have the same address will receive a single set of proxy materials, unless one or more of these stockholders provides notice that they wish to continue receiving individual copies. If you participate in householding and wish to receive a separate set of proxy materials, or if you wish to receive separate copies of future notices, annual reports, and proxy statements, please contact your broker directly, our Proxy Solicitation Agent, or our Corporate Secretary at 5430 LBJ Freeway, Suite 1485, Dallas, TX 75240, telephone (972) 726-9203.

Q:	How can I find out the voting results?

A:	Final voting results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the Special Meeting.

Q:	Who can help answer my questions?

A:	The information provided above in this “Question and Answer” format is for your convenience only and is merely a summary of the information contained in this joint proxy and consent solicitation statement/prospectus. Blackboxstocks urges you to carefully read this entire joint proxy and consent solicitation statement/prospectus, including the documents referred to herein or otherwise incorporated by reference. If you have any questions, or need additional material, please feel free to contact:

Blackboxstocks Inc.

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

(972) 726-9203

Attention: Gust Kepler, President and Chief Executive Officer

Telephone: (972) 726-9203

Questions and Answers for REalloys Stockholders

Q:	What will I receive in the Merger?

A:	If the Merger is completed:

(i)	each REalloys stockholder will be entitled to receive the number of shares of Blackboxstocks common stock equal to the number of shares of REalloys common stock they hold multiplied by the Exchange Ratio;

(ii)	each holder of REalloys Preferred Stock will be entitled to receive the number of shares of Series C Preferred Stock equal to the number of shares of REalloys Preferred Stock at a ratio of one share of REalloys Preferred Stock to one share of Series C Preferred Stock, in each case, prior to giving effect to the proposed reverse stock split discussed below and herein;

(iii)	each holder of Acquisition Warrant, outstanding and unexercised as of immediately prior to the Effective Time, will be entitled to receive a number of shares of Blackboxstocks common stock equal to the cash amount set forth in such Acquisition Warrant divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time; and

(iv)	each investor in REalloys SAFEs, outstanding as of immediately prior to the Effective Time, will be entitled to receive a number of shares of Blackboxstocks common stock equal to the Purchase Amount (as set forth in such REalloys SAFE) divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time.

Additionally, at the Effective Time, each REalloys Warrant issued pursuant to that certain securities purchase agreement, dated as of March 6, 2025, by and between REalloys and the investor named therein, that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Blackboxstocks common stock, and Blackboxstocks shall assume the terms of the REalloys Warrants pursuant to the terms of the Merger Agreement and as further described herein.

For more information, see the section titled “The Merger Agreement — Effects of Merger; Merger Consideration” on pages 136 of this joint proxy and consent solicitation statement/prospectus.

Q:	Will the value of the Merger Consideration change between the date of this joint proxy and consent solicitation statement/prospectus and the time the Merger is completed?

A:	No. The Merger Agreement contains an Exchange Ratio that will be appropriately adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Blackboxstocks common stock or REalloys common stock), reorganization, recapitalization or other like change with respect to Blackboxstocks common stock or REalloys common stock or issuance of Blackboxstocks common stock or REalloys common stock occurring after the date of the Merger Agreement and prior to the effective time. However, pursuant to the Exchange Ratio, if REalloys issues any additional shares of capital stock prior to the effective time of the Merger and other than as contemplated by the Merger Agreement, then the value of the Merger Consideration will be reduced for each REalloys stockholder. As the number of shares of Blackboxstocks common stock issuable as related to the Acquisition Warrants and the REalloys SAFEs will be based on the per share stock price of Blackboxstocks on Nasdaq at the Effective Time, the exact number of Blackboxstocks shares issuable as related to such securities cannot be known at the time of this joint proxy and consent solicitation statement/prospectus.

Q:	What are the U.S. federal income tax consequences of the Merger to holders of REalloys stock?

A:	A REalloys stockholder whose REalloys stock is exchanged for Blackboxstocks common stock in the Merger should generally not recognize any taxable gain or loss in the Merger. In such case, (i) a REalloys stockholder’s aggregate tax basis in the Blackboxstocks common stock received in the Merger will equal the aggregate tax basis of the corresponding REalloys stock surrendered by such stockholder in the Merger; and (ii) a REalloys stockholder’s holding period for the Blackboxstocks common stock received in the Merger will include the holder’s holding period for the corresponding REalloys stock surrendered in the Merger.

Tax matters are very complicated, and the tax consequences of the Merger to a particular REalloys stockholder will depend in part on such holder’s circumstances. Accordingly, REalloys urges you to consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see the section titled “CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” on page 175 of this joint proxy and consent solicitation statement/prospectus.

Q:	What am I being asked to approve?

A:	You are being asked to adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement, which we refer to as the REalloys Merger Proposal. See the section titled “The Merger Agreement” beginning on page 136 for additional information.

Q:	What is the REalloys Record Date and what does it mean?

A:	The record date to determine the REalloys stockholders entitled to notice of solicitation of written consent is the close of business on [●], 2025. If you are a stockholder of REalloys on the REalloys Record Date, you are entitled to notice of and to provide written consent to the REalloys Merger Proposal. The REalloys Record Date was established by REalloys’ board of directors as permitted by Nevada law.

Q:	Who is entitled to give a written consent?

A:	REalloys stockholders of record as of the REalloys Record Date are entitled to vote on the REalloys Merger Proposal by written consent.

Q:	What approval is required to adopt the REalloys Merger Proposal?

A:	Approval is required from the holders of at least a majority of the issued and outstanding shares of REalloys common stock in order to approve the REalloys Merger Proposal.

As of the close of business on the REalloys Record Date, the directors and executive officers of REalloys and their affiliates collectively beneficially owned [●] shares of REalloys common stock, which represent, in the aggregate, approximately [●]% of REalloys voting stock outstanding and entitled to vote on that date. REalloys currently expects that REalloys’ directors and executive officers will provide written consents to the REalloys Merger Proposal.

Q:	Can I dissent and require appraisal of my shares?

A:	Shares of REalloys common stock outstanding immediately prior to the Effective Time (other than shares of REalloys common stock owned by REalloys as treasury shares) and held by a holder who has not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with the applicable provisions of Sections 92A.300 through 92A.500 of the Nevada Revised Statues (the “NRS”) (such shares, the “Dissenting Shares”) until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the NRS with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Sections 92A.300 through 92A.500 of the NRS; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Sections 92A.300 through 92A.500 of the NRS or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Sections 92A.300 through 92A.500 of the NRS, such holder’s Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with the terms and conditions of the Merger Agreement, without interest thereon, upon surrender of the certificate formerly representing such Dissenting Shares or transfer of the book entry shares, as applicable.

Q:	Why is my written consent important?

A:	The Merger Agreement and the transactions contemplated thereby, including the Merger, cannot be consummated unless the requisite approval of REalloys stockholders is obtained.

Q:	How do I return my written consent?

A:	You may provide your written consent to the REalloys Merger Proposal by completing, dating and signing the written consent furnished with this joint proxy and consent solicitation statement/prospectus, and promptly returning it to REalloys. Once you have completed, dated and signed the written consent, you may deliver it to REalloys by emailing a .pdf copy of your written consent to corpsec@realloys.com, or by mailing your written consent to REalloys Inc., 7280 W. Palmeto Park Rd., Suite 302N, Boca Raton, FL 33433, Attention: Tony Wonnacott, Corporate Secretary.

Q:	What is the deadline for returning REalloys written consents?

A:	[●], 2025.

Q:	What if I am a record holder and return my signed written consent without indicating a decision with respect to the REalloys Merger Proposal?

A:	If you are an REalloys stockholder as of the record date and you return an executed written consent without indicating your decision on the REalloys Merger Proposal, you will be deemed to have given your consent to approve the REalloys Merger Proposal.

Q:	What if I am a record holder and do not return my consent?

A:	If you are an REalloys stockholder as of the REalloys Record Date and you do not return your executed written consent, it will have the same effect as a vote against the REalloys Merger Proposal.

Q:	Can I change or revoke my written consent?

A:	No. Your written consent, as evidenced by your signing and returning the written consent furnished with this joint proxy and consent solicitation statement/prospectus is irrevocable once it is received by REalloys as explained in this joint proxy and consent solicitation statement/prospectus. For more information, see “REalloys Solicitation of Written Consent — Executing Consents; Revocation of Consents” on page 118 of this joint proxy and consent solicitation statement/prospectus.

Q:	What is REalloys’ board of directors’ recommendation for the REalloys Merger Proposal?

A:	REalloys’ board of directors recommends that REalloys stockholders approve the REalloys Merger Proposal by executing and delivering the written consent furnished with this joint proxy and consent solicitation statement/prospectus. REalloys’ board of directors believes the Merger consideration provided to REalloys’ stockholders, as well as the terms and provisions of the Merger Agreement and REalloys’ consummation of the Merger, is advisable and fair to and in the best interests of REalloys and its stockholders.

Q:	Should I send in my REalloys stock certificates now?

A:	No. Please do not send in your REalloys stock certificates with your written consent. After the effective time of the Merger, an exchange agent will send you a letter of transmittal with instructions for exchanging REalloys stock certificates for the Merger consideration.

Q:	Whom may I contact if I cannot locate my REalloys stock certificate(s) after the Merger?

A:	After the effective time of the Merger, an exchange agent will send you a letter of transmittal with instructions for exchanging REalloys stock certificates for the Merger consideration, including instructions for completing an affidavit of lost, stolen or destroyed certificate for REalloys common stock. Promptly following receipt of a duly completed affidavit, the exchange agent will issue you shares of Blackboxstocks common stock in exchange for your lost, stolen or destroyed certificate; provided, however, that Blackboxstocks in its discretion and as a condition precedent to the issuance of Blackboxstocks common stock, may require you to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Blackboxstocks or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

Q:	Who can help answer my questions?

A:	The information provided above in this “Question and Answer” format is for your convenience only and is merely a summary of the information contained in this joint proxy and consent solicitation statement/prospectus. REalloys urges you to carefully read this entire joint proxy and consent solicitation statement/prospectus, including the documents referred to herein or otherwise incorporated by reference. If you have any questions, or need additional material, please feel free to contact Tony Wonnacott, Corporate Secretary of REalloys, by email at corpsec@realloys.com.

Summary

This summary highlights selected information from this joint proxy and consent solicitation statement/prospectus and may not contain all of the information that is important to you. You are urged to carefully read this entire document, including the Annexes, and the other documents to which Blackboxstocks and REalloys refer for a more complete understanding of the Merger. In addition, Blackboxstocks and REalloys encourage you to read the information about Blackboxstocks in the section titled “Information About Blackboxstocks” beginning on page 181 of this joint proxy and consent solicitation statement/prospectus, which includes important business and financial information about Blackboxstocks, and to read the information in the section titled “Information About REalloys” beginning on page 196 of this joint proxy and consent solicitation statement/prospectus, which includes important business and financial information about REalloys. Stockholders of Blackboxstocks and REalloys may obtain additional information about Blackboxstocks without charge by following the instructions in the section titled “Where You Can Find More Information” beginning on page 238 of this joint proxy and consent solicitation statement/prospectus. Each item in this summary refers to the page of this joint proxy and consent solicitation statement/prospectus on which that subject is discussed in more detail.

This summary and the balance of this document contain forward-looking statements about events that are not certain to occur, and you should not place undue reliance on those statements. Please carefully read “Cautionary Note Regarding Forward-Looking Statements” on page 95 of this joint proxy and consent solicitation statement/prospectus.

The Companies

Blackboxstocks Inc.

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

(972) 726-9203

Overview of Blackboxstocks Inc.

Blackboxstocks Inc., a Nevada corporation, is a holding company that serves as the parent of its operating subsidiary, Blackbox.io Inc., a Delaware corporation. Blackboxstocks common stock is currently listed on the Nasdaq Capital Market under the ticker symbol “BLBX.” Blackboxstocks’ website address is https://blackboxstocks.com. Information contained on Blackboxstocks’ website or connected thereto is provided for textual reference only and does not constitute part of, and is not incorporated by reference into, this joint proxy and consent solicitation statement/prospectus or the registration statement of which it forms a part.

Additional information about Blackboxstocks can be found in the sections titled “Information About Blackboxstocks — Business Overview” beginning on page 181, “Information About Blackboxstocks — Blackboxstocks Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 191 and Blackboxstocks’ financial statements included elsewhere in this joint proxy and consent solicitation statement/prospectus.

Blackbox.io Inc.

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

(972) 726-9203

Overview of Blackbox.io Inc.

Blackbox.io Inc., a Delaware corporation and wholly owned operating subsidiary of Blackboxstocks Inc., is a financial technology and social media hybrid platform offering real-time proprietary analytics and news for stock and options traders of all levels. Its web-based software (the “Blackbox System”) employs “predictive technology” enhanced by artificial intelligence to find volatility and unusual market activity that may result in the rapid change in the price of a stock or option. Its Blackbox System continuously scans the NASDAQ, NYSE, CBOE, and other options markets, analyzing over 10,000 stocks and up to 1,500,000 options contracts multiple times per second. The Blackbox System also provides its users with a fully interactive social media platform that is integrated into its dashboard, enabling its users to exchange information and ideas quickly and efficiently including the ability to broadcast on their own channels to share trading strategies and market insight within the Blackbox community.

The Blackbox System web application was launched for domestic use and made it available to subscribers in September 2016. Subscriptions for the use of the Blackbox System web application are sold on a monthly and/or annual subscription basis to individual consumers through the Blackboxstocks website at https://blackboxstocks.com.

RABLBX Merger Sub, Inc.

c/o Blackboxstocks Inc.

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

(972) 726-9203

Overview of Merger Sub

RABLBX Merger Sub, Inc., a Nevada corporation, is a wholly owned subsidiary of Blackboxstocks that was recently incorporated solely for the purpose of entering into the Merger Agreement and consummating the Merger and the other transactions contemplated by the Merger Agreement. Merger Sub is not engaged in any business and has no material assets. Its principal executive offices have the same address and telephone number as Blackboxstocks set forth above. In the Merger, Merger Sub will merge with and into REalloys, with REalloys surviving the Merger as the surviving corporation and Blackboxstocks’ wholly owned subsidiary, and Merger Sub will cease to exist.

REalloys Inc.

7280 W. Palmeto Park Rd.

Suite 302N

Boca Raton, FL 33433

Overview of REalloys

REalloys is building a North American integrated rare earth to high-performance neodymium iron boron (“NdFeB”) magnet materials and magnet company focused on meeting the demands of the regulatory-protected1 markets of the United States (collectively, the “US Protected Markets”), which includes the US National Defense Stockpiles (“NDS”), Defense Industrial Base (“DIB”), Nuclear Industrial Base (“NIB”), robotics, electric aviation and critical infrastructure industries. REalloys’ mission is to focus on meeting US national strategic interests for high-performance NdFeB magnet materials and magnets by exclusively servicing the demands of US Protected Markets. From a US national security perspective, magnet materials and magnets provided to and utilized by the US Protected Markets are either required under federal laws to be, or reasonably expected to be, sourced from a verified North American supply chain.

REalloys has adopted a structured approach to building its North American rare earth (“RE” or “rare earth”) to high performance NdFeB magnet materials and magnet supply chain through (i) producing magnet materials and magnets that meet the performance requirements of US Protected Markets clients and (ii) building capacity to meet the demand of US Protected Market clients on a timetable to meet the demand of US Protected Market clients. In line with this structured approach, REalloys initially acquired 100% of Strategic Metals Development Inc. (“Strategic Metals”) in May 2024. Strategic Metals owns 100% of the Hoidas Lake Rare Earth Element Project (the “HLREE”) in Saskatchewan, Canada. The HLREE comprises 14 contiguous mineral claims with a total area of 12,522 hectares (31,300 acres). REalloys believes that the HLREE has the potential to be a long-term North American source of rare earth material as a primary feedstock for the REalloys magnet materials and magnet integrated supply chain.

[1]	Refers to The Buy American Act of 1933, which requires Federal agencies to procure domestic materials and products, and rules and regulations promulgated thereunder, including the Defense Federal Acquisition Regulations Supplement (“DFARS”) and the Federal Acquisition Regulations (the “FAR”).

The second phase in establishing its North American integrated supply chain is REalloys’ acquisition of PMT Critical Metals Inc., an Ohio corporation (“PMTCM”) pursuant to a Share Exchange Agreement entered into by REalloys, PMTCM, and the shareholders of PMTCM party thereto on March 31, 2025 (as amended on June 22, 2025, the “PMTCM Share Exchange Agreement”). Following the consummation of the acquisition on March 31, 2025, PMTCM became a wholly-owned subsidiary of REalloys. Pursuant to the PMTCM Share Exchange Agreement, REalloys was required to complete a capital injection of $1.75 million into PMTCM for the purchase of additional equipment and working capital by June 30, 2025 (subject to an automatic extension of up to ninety (90) days if the completion of the transactions contemplated by the PMTCM Share Exchange Agreement are delayed as a result of PMTCM inability to transfer the assets, intellectual property and contracts on a free and clear title basis). On June 22, 2025, the parties executed an Amendment to the PMTCM Share Exchange Agreement, pursuant to which: (I) the schedule of required capital infusion by REalloys was revised as follows: (a) $400,000 to be injected on or before June 30, 2025; (b) $200,000 to be injected on or before July 31, 2025; (c) $200,000 to be injected on or before August 31, 2025; and (d) the balance of $950,000 to be injected on or before the earlier of (i) September 30, 2025; and (ii) the date that is five (5) days after the date that REalloys completes a capital raise of no less than $5,000,000 and (II) the completion deadline for consummation of all transactions contemplated by the PMTCM Share Exchange Agreement was extended to September 30, 2025 (subject to an automatic extension of up to ninety (90) days if the completion of the transactions contemplated by the PMTCM Share Exchange Agreement are delayed as a result of PMTCM inability to transfer the assets, intellectual property and contracts on a free and clear title basis). As of the date of this joint proxy and consent solicitation statement/prospectus, all of the foregoing payments, other than the upcoming August 31, 2025, and September 30, 2025, payments, have been made.

PMTCM has industry specific resources required for the metallization of rare earth oxides to rare earth metals and the production of high-performance NdFeB magnet materials and magnets. PMTCM’s facility (the “Euclid Magnet Facility”), which REalloys acquired, is located in Euclid, Ohio. Currently, the Euclid Magnet Facility produces rare earth metals and magnet materials for the Defense Logistics Agency (the “DLA”), the US Department of Energy’s (the “DOE”) AMES National Laboratory (“AMES”) and NdFeB magnet industry clients. REalloys currently intends to expand production capacity in 2025 at the Euclid Magnet Facility to meet a material portion of US Protected Markets’ demand by the second quarter of 2026.

REalloys is continuing to evaluate additional opportunities to strengthen our integrated North American magnet and magnet materials supply chain and improve resiliency, capabilities and capacity.

REalloys’ principal executive offices are located at 7280 W. Palmeto Park Rd., Suite 302N, Boca Raton, FL 33433, and its website is located at www.realloys.com. Information on or accessed through REalloys’ website is not incorporated into this joint proxy and consent solicitation statement/prospectus. Additional information about REalloys can be found in the sections titled “Information About REalloys — Business Overview” beginning on page 196, “Information About REalloys — REalloys Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 214 and REalloys’ financial statements included elsewhere in this joint proxy and consent solicitation statement/prospectus.

The Merger

Explanatory Note Regarding the Merger Agreement

The following summary of the Merger Agreement and the copy of the Merger Agreement, as amended by the First Amendment to Agreement and Plan of Merger dated July 1, 2025 and by the Second Amendment to Agreement and Plan of Merger dated August 22, 2025, attached as Annex A to this joint proxy and consent solicitation statement/prospectus, are intended only to provide information regarding the terms of the Merger Agreement. The Merger Agreement and the related summary are not intended to be a source of factual, business or operational information about REalloys, Blackboxstocks, or Merger Sub, and the following summary of the Merger Agreement and the copy thereof included as Annex A are not intended to modify or supplement any factual disclosure about Blackboxstocks in any documents Blackboxstocks has or will publicly file with the SEC. The Merger Agreement contains representations and warranties by, and covenants of, REalloys, Blackboxstocks and Merger Sub that were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to contractual standards of materiality or material adverse effect applicable to the contracting parties that generally differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Blackboxstocks’ public disclosures.

The Merger Agreement

On March 10, 2025, Blackboxstocks, Merger Sub and REalloys entered into the Merger Agreement, which was amended by the First Amendment to Agreement and Plan of Merger dated July 1, 2025 and by the Second Amendment to Agreement and Plan of Merger dated August 22, 2025. The Merger Agreement is the legal document governing the Merger and is included in this joint proxy and consent solicitation statement/prospectus as Annex A. All descriptions in this Summary section and elsewhere in this joint proxy and consent solicitation statement/prospectus of the terms and conditions of the Merger are qualified in their entirety by reference to the full text of the Merger Agreement. Please read the Merger Agreement carefully for a more complete understanding of the Merger. For a more detailed description of the Merger, see the section titled “The Merger” beginning on page 119 of this joint proxy and consent solicitation statement/prospectus.

The Merger

At the Effective Time, Merger Sub, a wholly owned subsidiary of Blackboxstocks, will merge with and into REalloys, with REalloys continuing as the surviving corporation and a wholly owned subsidiary of Blackboxstocks, and the separate existence of Merger Sub will cease. At the Effective Time, Blackboxstocks will change its name to “REalloys Inc.,” and at Closing (as part of the filing of the certificate of merger) REalloys will change its name to “REalloys Solutions Inc.”

Representations and Warranties

The Merger Agreement contains customary representations and warranties from each of REalloys, Blackboxstocks, and Merger Sub. Certain of the representations and warranties are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement. For additional information regarding the representations and warranties by the parties in the Merger Agreement, see the section in this this joint proxy and consent solicitation statement/prospectus titled The Merger Agreement — Representations and Warranties.”

Effects of Merger; Merger Consideration

Treatment of REalloys Common Stock

At the Effective Time, each outstanding share of REalloys common stock (other than shares of REalloys common stock owned by REalloys as treasury shares and Dissenting Shares) will be converted into the right to receive the number of shares of Blackboxstocks common stock equal to the Exchange Ratio.

All shares of REalloys capital stock held by REalloys as treasury stock or otherwise will be cancelled and retired and shall cease to exist, and no payment will be made with respect to such shares.

Treatment of REalloys Preferred Stock

Each share of REalloys Preferred Stock outstanding immediately prior to the Effective Time shall be converted solely into the right to receive a number of shares of Series C Preferred Stock at a ratio of one share of REalloys Preferred Stock to one share of Series C Preferred Stock.

Treatment of Acquisition Warrants

Each Acquisition Warrant that is outstanding and unexercised as of immediately prior to the Effective Time shall be converted solely into the right to receive a number of shares of Blackboxstocks common stock equal to the cash amount set forth in such Acquisition Warrant divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time.

Treatment of REalloys SAFEs

Each REalloys SAFE that is outstanding as of immediately prior to the Effective Time shall be converted solely into the right to receive a number of shares of Blackboxstocks common stock equal to the Purchase Amount (as set forth in such REalloys SAFE) divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time.

Assumption of REalloys Warrants

At the Effective Time, each REalloys Warrant that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Blackboxstocks common stock, and Blackboxstocks shall assume the terms of the REalloys Warrant by which such REalloys Warrant is evidenced (but with changes to such documents as Blackboxstocks and REalloys mutually agree are appropriate to reflect the substitution of the REalloys Warrant by Blackboxstocks to purchase shares of Blackboxstocks common stock). All rights with respect to Blackboxstocks common stock under the REalloys Warrant assumed by Blackboxstocks will thereupon be converted into rights with respect to Blackboxstocks common stock. Accordingly, from and after the Effective Time: (i) each REalloys Warrant assumed by Blackboxstocks may be exercised solely for shares of Blackboxstocks common stock; (ii) the number of shares of Blackboxstocks common stock subject to each REalloys Warrant assumed by Blackboxstocks will be determined by multiplying (x) the number of shares of REalloys common stock that were subject to such REalloys Warrant, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Blackboxstocks common stock; (iii) the per share exercise price for the Blackboxstocks common stock issuable upon exercise of each REalloys Warrant assumed by Blackboxstocks will be determined by dividing (x) the per share exercise price of REalloys common stock subject to such REalloys Warrant, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio and rounding the resulting exercise price up to the nearest thousandth of a cent; and (iv) any restriction on the exercise of any REalloys Warrant assumed by Blackboxstocks will continue in full force and effect, and the term, exercisability, method of exercise, vesting schedule, and other provisions of such REalloys Warrant will otherwise remain unchanged; provided, however, that to the extent provided under the terms of a REalloys Warrant assumed by Blackboxstocks in accordance with the terms of the Merger Agreement will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Blackboxstocks common stock subsequent to the Effective Time.

Receipt of CVRs by Holders of Blackboxstocks Common Stock

Each holder of Blackboxstocks common stock of record as of immediately prior to the Effective Time shall be entitled to one CVR for each share of Blackboxstocks common stock held by such holder, which shall be issued by Blackboxstocks pursuant to a CVR Agreement. The CVRs will represent the rights to receive cash payments in connection with certain transactions involving the assets, rights and properties owned, used or usable by Blackbox Operating. However, neither the Company nor Gust Kepler has any present intent to spin-off, sell or otherwise dispose of the business of Blackbox Operating or substantially all of the assets comprising Blackbox Operating.

Transfer of Series A Preferred Stock

In addition, prior to the Effective Time: (i) Gust Kepler and Leonard Sternheim agreed to enter into a Securities Transfer Agreement, in a form acceptable to Gust Kepler and Leonard Sternheim, pursuant to which Gust Kepler will sell 1,634,999 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of Blackboxstocks (the “Series A Preferred Stock”) to Leonard Sternheim (the “Preferred Transfer”), which sale shall be contingent upon and effective concurrently with Closing (the “Securities Transfer Agreement”) and (ii) Blackboxstocks and Gust Kepler will execute an option agreement (the “Option Agreement”) substantially in the form attached hereto as Annex G, pursuant to which Blackboxstocks shall have the right to call for redemption and Gust Kepler shall have the right to cause Blackboxstocks to redeem all of the remaining issued and outstanding Series A Preferred Stock, following such Preferred Transfer, held by Gust Kepler in exchange for shares of Series A Preferred Stock of Blackbox Operating.

Blackboxstocks’ Reasons for the Merger

The Blackboxstocks Board of Directors and Blackboxstocks management team regularly review its operating performance, liquidity, future growth prospects and overall strategic direction and consider potential opportunities to strengthen Blackboxstocks’ business and enhance value to its stockholders. These reviews have included consideration of whether the continued execution of Blackboxstocks’ strategy or possible strategic opportunities, joint ventures or combination with third parties offered the best avenue to maximize stockholder value. On February 20, 2025, after careful consideration, the Blackboxstocks board of directors unanimously (i) determined that the Merger Agreement and related Transactions are fair to, and in the best interests of, Blackboxstocks and its stockholders, (ii) approved, adopted, and declared advisable the Merger Agreement and transactions contemplated thereby, and (iii) recommended that Blackboxstocks stockholders vote to approve the Merger Agreement and transactions contemplated thereby. In reaching its determination, the Blackboxstocks board of directors consulted with and received the advice of Blackboxstocks’ management and its legal advisors and, at meetings at which it considered the Merger, carefully considered a number of factors that the Blackboxstocks board of directors deemed material to its decision, including but not limited to the following:

●	The Combined Company will be led by an experienced senior management team from REalloys and a board of directors comprised of six designees by REalloys and one designee by Blackboxstocks.

●	REalloys has the potential, if successful, to create value for the stockholders of the Combined Company and present Blackboxstocks with additional fund-raising opportunities in the future.

●	The negotiated CVR arrangement would enable current Blackboxstocks stockholders to maintain their interest in the existing value of the current Blackboxstocks operations, exclusive of REalloys stockholders, while also gaining a significant ownership interest in REalloys in addition to the value of the CVR.

●	The Blackboxstocks Board of Directors also reviewed the current plans of REalloys for continuing to expand its business to evaluate the likelihood that REalloys would possess sufficient financial resources and the access to future growth capital to allow the Combined Company management to continue to operate and develop REalloys’ product and service offerings and expansion into new markets.

●	The Blackboxstocks Board of Directors considered the opportunity, as a result of the Merger, for Blackboxstocks stockholders to participate in the potential value that may result from development of the REalloys business and the potential increase in value of REalloys following the Merger.

The Blackboxstocks Board of Directors also reviewed various factors impacting the financial condition, results of operations and prospects for Blackboxstocks, including:

●	the strategic alternatives of Blackboxstocks to the Merger, including potential transactions that could have resulted from discussions that Blackboxstocks management conducted with numerous other potential merger partners;

●	the cost of maintaining a Nasdaq listing was high given Blackboxstocks’ size and current financial condition;

●	the consequences of current market conditions, Blackboxstocks’ current liquidity position, its depressed stock price, and the likelihood that the resulting circumstances of Blackboxstocks would not change for the benefit of the Blackboxstocks stockholders in the foreseeable future on a stand-alone basis;

●	the risks of continuing to operate Blackboxstocks on a stand-alone basis, including the need to continue to support its current business with insufficient capital resources; and

●	Blackboxstocks’ management’s belief that it would be difficult to obtain additional equity or debt financing on acceptable terms, if at all.

The Blackboxstocks Board of Directors also reviewed the terms and conditions of the proposed Merger Agreement and associated transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:

●	the Exchange Ratio and ratio, as applicable, used to establish the number of shares of Blackboxstocks common stock and Series C Preferred Stock to be issued in the Merger as Merger Consideration, and the expected relative percentage ownership of Blackboxstocks stockholders and REalloys stockholders immediately following the completion of the Merger;

●	the limited number and nature of the conditions to REalloys’ obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis; and

●	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In its deliberations relating to the Merger, the Blackboxstocks Board of Directors also considered a variety of risks and other countervailing factors related to the Merger, including:

●	the substantial expenses to be incurred in connection with the Merger;

●	the possible volatility, at least in the short term, of the trading price of the Blackboxstocks common stock resulting from the announcement of the Merger;

●	the risk that the Merger might not be consummated in a timely manner, or at all, and the potential adverse effect of the public announcement of the Merger or on the delay or failure to complete the Merger on the reputation of Blackboxstocks;

●	the risk to Blackboxstocks’ business, operations and financial results in the event the Merger is not consummated;

●	the strategic direction of the continuing entity following the completion of the Merger, which will be determined by a board of directors; and

●	various other risks associated with the Combined Company and the Merger, including those described in the section titled “Risk Factors” starting on page 34 of this joint proxy and consent solicitation statement/prospectus.

The Blackboxstocks Board of Directors believes that, overall, the potential benefits to Blackboxstocks stockholders of the Merger Agreement and transactions contemplated thereby outweigh the risks and uncertainties.

Although this discussion of the information and factors considered by the Blackboxstocks Board of Directors is believed to include the material facts it considered, it is not intended to be exhaustive and may not include all of the factors considered by the Blackboxstocks Board of Directors. The Blackboxstocks Board of Directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Merger Agreement and the transactions contemplated thereby are fair to, advisable, and in the best interests of Blackboxstocks and its stockholders. The Blackboxstocks Board of Directors based its determination on the totality of the information presented to and factors considered by it. In addition, individual members of the Blackboxstocks Board of Directors may have given differing weights to different factors.

For a more complete discussion of Blackboxstocks’ reasons for the Merger, see the section titled “The Merger — Blackboxstocks’ Reasons for the Merger” beginning on page 124 of this joint proxy and consent solicitation statement/prospectus.

REalloys’ Reasons for the Merger

The REalloys Board of Directors considered many factors in making its decision to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend that REalloys’ stockholders approve the REalloys Merger Proposal. In arriving at its decision, the REalloys Board of Directors consulted with REalloys’ management, advisors, consultants and legal and financial advisors, reviewed a significant amount of information, and reviewed a number of factors, including the following material facts (not in any relative order of importance):

●	the expectation that the Merger with Blackboxstocks would be a more time- and cost-effective means than other available options, including an initial public offering or additional rounds of private financing, in order to finance the continued development and regulatory approval process with respect REalloys’ products;

●	the view that the range of options available to the Combined Company to access private and public equity markets will likely be greater as a public company than REalloys continuing as a privately held company;

●	the view that the proposed Merger with Blackboxstocks would provide REalloys stockholders with greater liquidity and thus greater potential opportunity to realize a return on their investment than any other alternative reasonably available to REalloys and its stockholders, including the strategic alternatives to the proposed Merger with Blackboxstocks;

●	the historical and current information concerning Blackboxstocks’ business, including its financial performance and condition, operations, and management;

●	the competitive nature of the industry in which REalloys operates;

●	the projected financial position, operations, management structure, operating plans, cash burn rate and financial projections of the Combined Company, and the expected cash resources of the Combined Company (including the ability to support the Combined Company’s current and planned operations);

●	the likelihood that the Merger would be consummated on a reasonably timely basis, including the likelihood that the Merger would receive all necessary approvals;

●	the opportunity for REalloys stockholders to hold shares of a publicly traded company, and expanding the range of potential investors REalloys could otherwise gain access to if it continued to operate as a privately held company;

●	the availability of REalloys stockholders to seek appraisal rights under the NRS so long as they comply with the required procedures under the NRS, which allow such stockholders to seek appraisal of the fair value of their shares of REalloys common stock rather than to receive merger consideration and become stockholders of the Combined Company; and

●	the terms and conditions of the Merger Agreement.

For a more complete discussion of REalloys’ reasons for the Merger, see the section titled “The Merger — REalloys’ Reasons for the Merger” beginning on page 126 of this joint proxy and consent solicitation statement/prospectus.

Recommendation of the Blackboxstocks Board of Directors

Blackboxstocks’ Board of Directors has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of Blackboxstocks’ common stock and Series C Preferred Stock pursuant to the terms of the Merger Agreement, are advisable and in the best interest of Blackboxstocks and its stockholders and has authorized and approved the terms of the Merger Agreement and the transactions contemplated thereby. The Blackboxstocks Board of Directors believes that each of the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal, the Authorized Share Increase Proposal and the Adjournment Proposal to be presented at the Special Meeting are in the best interests of Blackboxstocks and its stockholders, and recommends that its stockholders vote “FOR” each of the proposals.

For the factors considered by the Blackboxstocks Board of Directors in reaching its decision to approve the Merger and Merger Agreement, see the section titled “The Merger — Blackboxstocks’ Reasons for the Merger” beginning on page 124 of this joint proxy and consent solicitation statement/prospectus.

Recommendation of REalloys’ Board of Directors

The REalloys Board of Directors believes the Merger Consideration provided to REalloys’ stockholders, as well as the terms and provisions of the Merger Agreement and REalloys’ consummation of the Merger, is advisable and fair to and in the best interests of REalloys and its stockholders. The REalloys Board of Directors unanimously recommends that REalloys stockholders’ consent to the adoption and approval of the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Merger.

For the factors considered by REalloys’ Board of Directors in reaching its decision to approve the Merger and Merger Agreement, see the sections titled “The Merger — REalloys’ Reasons for the Merger” beginning on page 126 of this joint proxy and consent solicitation statement/prospectus.

The Blackboxstocks Special Meeting

The Special Meeting will be held on [●], 2025 at [●], Central Time and will be “virtual,” meaning that you can participate in the meeting online at www.[●] at the appointed time and date. At the Special Meeting, Blackboxstocks stockholders will be asked to consider and vote on the following matters:

(1) The Nasdaq Proposal — to approve (a) pursuant to Nasdaq Listing Rule 5635(a), the issuance of shares of Blackboxstocks common stock to (i) each holder of outstanding shares of REalloys common stock and (ii) each holder of Series X Preferred Stock, upon conversion of Series C Preferred Stock, including by operation of certain anti-dilution adjustments contained therein, which will represent more than 20% of the shares of Blackboxstocks common stock outstanding immediately prior to the Merger, pursuant to the terms of the Merger Agreement, by and among Blackboxstocks, Merger Sub and REalloys and (b) pursuant to Nasdaq Listing Rules 5635(b), the change of control resulting from the transactions contemplated by the Merger ;

(2) The Incentive Plan Proposal — to approve the 2025 Plan;

(3) The Reverse Stock Split Proposal — to approve an amendment to the Blackboxstocks Articles to effect, at the discretion of Blackboxstocks board of directors and agreed to by REalloys, but prior to the one-year anniversary of the date on which the reverse stock split is approved by the Blackboxstocks stockholders at the Special Meeting, a reverse stock split of the issued and outstanding Blackboxstocks common stock at a ratio to be determined by the Blackboxstocks board of directors and agreed to by REalloys, at a ratio between [●]-for-[●] and [●]-for-[●];

(4) The Authorized Share Increase Proposal — to approve an amendment to the Blackboxstocks Articles to increase the number of shares of Blackboxstocks common stock that Blackboxstocks is authorized to issue from 100,000,000 to [●]; and

(5) The Adjournment Proposal — to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit the solicitation of additional proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote.

REalloys Solicitation of Written Consent

REalloys stockholders are being asked to adopt the Merger Agreement and thereby approve the REalloys Merger Proposal by written consent.

Only REalloys stockholders of record on the REalloys Record Date will be notified of and be entitled to execute and deliver a written consent. On the REalloys Record Date, the outstanding securities of REalloys eligible to consent with respect to the REalloys Merger Proposal consisted of [●] shares of REalloys common stock and [●] shares of Series X Preferred Stock. Under the REalloys Articles, each holder of REalloys common stock is entitled to one vote for each share of common stock held of record and each share of Series X Preferred Stock is entitled to vote with holders of the REalloys common stock on an as-converted basis, with each share of Series X Preferred Stock entitling the holder thereof to cast one vote per share of Series X Preferred Stock.

As of the close of business on the REalloys Record Date, the directors and executive officers of REalloys and their affiliates collectively beneficially owned [●] shares of REalloys common stock, which represent, in the aggregate, approximately [●]% of REalloys voting stock outstanding and entitled to vote on that date. REalloys currently expects that REalloys’ directors and executive officers will provide written consents to the REalloys Merger Proposal.

The adoption and approval of the REalloys Merger Proposal requires the affirmative vote (or written consent) of the holders of at least 50.1% of the outstanding shares of REalloys capital stock.

For a more complete description of REalloys solicitation of written consent of its stockholders, see “REalloys Solicitation of Written Consent” beginning on page 117 of this joint proxy and consent solicitation statement/prospectus.

Interests of Blackboxstocks’ Directors and Executive Officers in the Merger

In considering the recommendation of the Blackboxstocks Board of Directors that Blackboxstocks stockholders vote to approve all of the presented proposals, Blackboxstocks stockholders should be aware that certain of Blackboxstocks’ directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Blackboxstocks stockholders generally. These interests and arrangements may create potential conflicts of interest. The Blackboxstocks Board of Directors was aware of these interests and considered them, among other matters, in approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and in recommending that Blackboxstocks stockholders approve the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal, the Authorized Share Increase Proposal and the Adjournment Proposal.

These interests include, among other things:

●	after the Merger, Robert Winspear, a current director and the current Chief Financial Officer of Blackboxstocks, will serve as the Chief Financial Officer of the Combined Company and serve on the board of directors of the Combined Company as the one designee of Blackboxstocks and may receive cash and other compensation from the Combined Company as determined by the compensation committee of the board of the directors of the Combined Company;

●	(i) Gust Kepler, a current director and the current President and Chief Executive Officer of Blackboxstocks, and Leonard Sternheim agreed to enter into a Securities Transfer Agreement, in a form acceptable to Gust Kepler and Leonard Sternheim, pursuant to which Gust Kepler will sell 1,634,999 shares of Series A Preferred Stock to Leonard Sternheim (the “Preferred Transfer”) and (ii) Blackboxstocks and Gust Kepler agreed to execute an option agreement (the “Option Agreement”) substantially in the form attached hereto as Annex G, pursuant to which Blackboxstocks shall have the right to call for redemption and Gust Kepler shall have the right to cause Blackboxstocks to redeem all of the remaining issued and outstanding Series A Preferred Stock, following such Preferred Transfer, held by Gust Kepler in exchange for shares of Series A Preferred Stock of Blackbox Operating;

●	the continued indemnification of current directors and officers of Blackboxstocks and the continuation of directors’ and officers’ liability insurance after the Merger; and

●	upon the Merger, the vesting of outstanding equity awards held by Blackboxstocks’ directors and officers will accelerate.

For a more complete description of these interests, see “The Merger — Interests of Blackboxstocks’ Directors and Executive Officers in the Merger” beginning on page 129 of this joint proxy and consent solicitation statement/prospectus.

Interests of REalloys’ Directors and Executive Officers in the Merger

In considering the recommendation of REalloys’ Board of Directors that REalloys stockholders consent to approve the Merger Agreement and the Merger, REalloys stockholders should be aware that some of REalloys’ directors and executive officers have interests in the Merger and have arrangements that are different from, or in addition to, those of REalloys stockholders generally. These interests and arrangements may create potential conflicts of interest. REalloys’ Board of Directors was aware of these interests and considered these interests, among other matters, in adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and in recommending that REalloys stockholders approve the REalloys Merger Proposal.

When REalloys’ stockholders consider the recommendation of REalloys’ Board of Directors in favor of approval of the Merger, REalloys’ stockholders should keep in mind that REalloys’ directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of its stockholders. These interests include, among other things:

●	as current stockholders of REalloys, certain of REalloys’ executive officers and directors, and entities in which they have an ownership interest, will obtain an ownership stake in Blackboxstocks after the closing of the Merger;

●	contingent upon and effective concurrently with Closing of the Merger, Gust Kepler and Leonard Sternheim will enter into a Stock Purchase Agreement pursuant to which Gust Kepler will sell 1,634,999 shares of Blackboxstocks Series A Convertible Preferred Stock to Leonard Sternheim for nominal consideration. The shares of Series A Convertible Preferred Stock will effectively vest Mr. Sternheim with voting control over matters submitted to the stockholders of the Combined Company.

●	David Argyle and Leonard Sternheim are expected to be employed by the Combined Company as Chief Executive Officer and President, respectively, and each will receive compensation and other consideration; and

●	continued indemnification of current directors and officers of REalloys and expected continuation of coverage of directors’ and officers’ liability insurance after the Merger.

For a more complete description of these interests, see “The Merger — Interests of REalloys’ Directors and Executive Officers in the Merger” beginning on page 132 of this joint proxy and consent solicitation statement/prospectus.

Board Composition and Management of Blackboxstocks After the Merger

Pursuant to the Merger Agreement, immediately after the effective time of the Merger, the Combined Company’s board of directors will be fixed at seven members, with REalloys having the right to designate six members and Blackboxstocks having the right to designate one member of the board of directors of the Combined Company.

The following table lists the names and positions of the individuals who are expected to serve as executive officers and directors of the Combined Company upon the completion of the Merger:

Name	Position(s)
Executive Officers
Leonard Sternheim	President
David Argyle	Chief Executive Officer
Robert Winspear	Chief Financial Officer
Directors
Leonard Sternheim	Director
David Argyle	Director
Joseph Sawyer	Director
Dovid Glenn	Director
Robert Winspear	Director
Brad Wall	Director
David MacNaughton	Director

Following the Merger, the management team of the Combined Company is expected to be composed of certain current members of the management team of REalloys, listed as follows:

Leonard Sternheim, President and Director.

Leonard Sternheim, age 47, is an experienced exploration and mining entrepreneur with a background in operational management and corporate finance. Over his career, he has founded, advised, and managed various public and private companies, primarily in oil and gas, mineral exploration, and development across North and South America. In May 2024, Mr. Sternheim founded REalloys Inc., an integrated company focused on the development and production of rare earth elements. Prior to founding REalloys Inc., Mr. Sternheim founded Quartz Lake Mining, Inc. a Nevada gold mining company, and served as its Chief Executive Officer and Director from March 2021 to December 2024.

David Argyle, Chief Executive Officer and Director.

David Argyle, age 63, has over 30 years of senior management and operational experience leading critical materials and mining projects in Australia, Brazil, Africa, China, and North America. In 2024, Mr. Argyle joined REalloys Inc. as Chief Executive Officer and Director. In addition, Mr. Argyle is a director of Everest Metals Corporation Limited since 2023. From March 2022 to present, Mr. Argyle is the Co-Founder, Partner & Principal at Arlington Innovation Partners LLC, a Washington D.C. headquartered advisory firm focused solely on securing critical materials supply chains for U.S. Protected Markets, including National Defense Stockpiles, DIB, NIB, Robotics, Electric Aviation, and Critical Infrastructure Industries. Prior to Arlington Innovation Partners LLC, Mr. Argyle served as Chief Executive Officer of Brazil Potash Corp. from 2009 to 2019. Mr. Argyle earned a Bachelor of Commerce from the University of Western Australia and an MBA from the University of Michigan.

Robert Winspear, Chief Financial Officer and Director.

Robert Winspear, age 59, has over 30 years of experience as an executive officer and director of both private and public companies. Since September of 2021, Mr. Winspear has served as a director and Chief Financial Officer of Blackboxstocks. Prior to joining Blackboxstocks, Mr. Winspear had been the President of Winspear Investments LLC, a Dallas based private investment firm specializing in lower middle market transactions, since 2002. Winspear Investments has made investments in a wide range of industries including banking, real estate, distribution, supply chain management, mega yacht marinas and hedge funds. Mr. Winspear was Vice President, Secretary and Chief Financial Officer of Excel Corporation, a credit card processing company (formerly EXCC:OTC) from May of 2014 to June of 2017. Mr. Winspear is on the board of directors of Alpha Financial Technologies/EAM Corporation, located in Dallas, Texas and VII Peaks Co-Optivist Income BDC II, Inc. an investment management company located in Orinda, California. Mr. Winspear earned a BBA and a MPA from the University of Texas at Austin.

For more information on the Board composition and management of the Combined Company after the Merger, please see the further discussion under “Management of the Combined Company — Board Composition” beginning on page 160 of this joint proxy and consent solicitation statement/prospectus.

Appraisal Rights

Shares of REalloys common stock outstanding immediately prior to the Effective Time (other than shares of REalloys common stock owned by REalloys as treasury shares) and held by a holder who has not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with the applicable provisions of Sections 92A.300 through 92A.500 of the Nevada Revised Statues (the “NRS”) (such shares, the “Dissenting Shares”) until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the NRS with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Sections 92A.300 through 92A.500 of the NRS; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Sections 92A.300 through 92A.500 of the NRS or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Sections 92A.300 through 92A.500 of the NRS, such holder’s Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with the terms and conditions of the Merger Agreement, without interest thereon, upon surrender of the certificate formerly representing such Dissenting Shares or transfer of the book entry shares, as applicable.

Blackboxstocks stockholders do not have any dissenters’ or appraisal rights under the NRS in connection with the Merger or with respect to any of the matters to be voted on at the Special Meeting.

For a more complete discussion of the appraisal rights, see the provisions of Sections 92A.300 through 92A.500 of the NRS, and attached to this joint proxy and consent solicitation statement/prospectus as Annex E, and the section titled “The Merger — Appraisal Rights” beginning on page 134 of this joint proxy and consent solicitation statement/prospectus.

No Solicitation

Each of Blackboxstocks and REalloys agreed that, subject to certain exceptions, during the pre-closing period, Blackboxstocks and REalloys and any of their respective subsidiaries will not, and each party will not authorize or permit any of its officers, directors, employees, partners, attorneys, advisors, accountants, agents or representatives, retained by it or any of its subsidiaries to, directly or indirectly:

●	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any “Acquisition Proposal” or “Acquisition Inquiry” (as each term is defined in the Merger Agreement);

●	furnish any non-public information regarding any of the parties to the Merger Agreement to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

●	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

●	execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction; or

●	publicly propose to do any of the foregoing.

Conditions to the Closing of the Merger

Currently, Blackboxstocks and REalloys expect to complete the Merger in the second fiscal quarter of 2025. As more fully described in this joint proxy and consent solicitation statement/prospectus and in the Merger Agreement, each party’s obligation to complete the Merger depends on a number of conditions being satisfied or, where legally permissible, waived, at or prior to Closing, including the following:

●	This registration statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or legal proceeding seeking a stop order with respect to this registration statement that has not been withdrawn. Any material state securities laws applicable to the issuance of the shares of Blackboxstocks capital stock in connection with the transactions contemplated pursuant to the Merger Agreement shall have been complied with and no stop order (or similar order) shall have been issued in respect of such shares of Blackboxstocks capital stock by any applicable state securities commissioner or court of competent jurisdiction.

●	Any applicable waiting periods shall have expired or otherwise been terminated;

●	No order preventing the consummation of the Merger shall have been issued by any governmental authority of competent jurisdiction and remain in effect and there shall not be any law which has the effect of making the consummation of the Merger illegal.

●	Blackboxstocks shall have obtained the required stockholder approval (but solely with respect to such items as are necessary to consummate the transactions contemplated by the Merger Agreement) and REalloys shall have obtained the stockholder approval.

●	The Nasdaq Listing Application shall have been approved by Nasdaq, subject to certain conditions.

●	The Lock-Up Agreements shall be in full force and effect;

●	The Securities Transfer Agreement shall be in full force and effect;

●	The applicable amendments to the Blackboxstocks Articles, as further described in the Merger Agreement, shall have been duly filed with the Secretary of State of the State of Nevada, containing such amendments as are necessary to consummate the transactions contemplated by the Merger Agreement.

The obligation of Blackboxstocks and Merger Sub to complete the Merger is subject to the satisfaction or waiver, prior to the Closing, of the following additional conditions:

●	REalloys’ fundamental representations shall have been true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of REalloys contained in the Merger Agreement (other than the REalloys’ fundamental representations) shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on REalloys (without giving effect to any references therein to any material adverse effect on REalloys or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the written disclosure document delivered by REalloys to Blackboxstocks (the “Company Disclosure Letter”) made or purported to have been made after the date of the Merger Agreement shall be disregarded).

●	REalloys shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time.

●	Blackboxstocks shall have received the following documents, each of which shall be in full force and effect:

●	a certificate executed by the Chief Executive Officer or Chief Financial Officer of REalloys certifying (i) that the conditions set forth in certain applicable sections of the Merger Agreement have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by REalloys in accordance with the Merger Agreement is true and accurate in all respects as of the Closing Date;

●	a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Blackboxstocks; and

●	the Allocation Certificate.

●	Since the date of the Merger Agreement, there shall not have occurred any event resulting in a REalloys material adverse effect that is continuing.

●	The written consent executed by the stockholders of REalloys shall be in full force and effect.

●	Immediately prior to and as of the Effective Time, REalloys shall have sufficient stockholders’ equity as necessary such that Blackboxstocks after the Effective Time meets any listing requirements as set forth by Nasdaq.

The obligation of REalloys to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

●	Blackboxstocks’ fundamental representations shall have been true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of Blackboxstocks and Merger Sub contained in the Merger Agreement (other than the Blackboxstocks’ fundamental representations) shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on Blackboxstocks (without giving effect to any references therein to any material adverse effect on Blackboxstocks or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the written disclosure document delivered by Blackboxstocks to REalloys (the “Blackboxstocks Disclosure Letter”) made or purported to have been made after the date of the Merger Agreement shall be disregarded).

●	Blackboxstocks and Merger Sub shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by each of them under the Merger Agreement at or prior to the Effective Time.

●	REalloys shall have received the following documents, each of which shall be in full force and effect: (i) a certificate executed by an executive officer of Blackboxstocks certifying that the conditions set forth in certain applicable sections of the Merger Agreement have been duly satisfied, and (ii) written resignations in forms satisfactory to REalloys, dated as of the closing date of the Merger and effective as of the closing of the Merger executed by the officers and directors of Blackboxstocks who are not to continue as officers or directors of Blackboxstocks.

●	Since the date of the Merger Agreement, there shall not have occurred any event resulting in a Blackboxstocks material adverse effect that is continuing.

●	The Option Agreement shall have been duly executed.

●	Blackboxstocks shall have consummated and issued up to two million three hundred thousand dollars ($2,300,000) of Additional Debenture (as defined in the Merger Agreement) to the satisfaction of REalloys.

●	Immediately prior to and as of the Effective Time, Blackboxstocks shall have net cash equal to or in excess of negative two million six hundred ninety thousand dollars (-$2,690,000).

●	Blackboxstocks shall have filed the Certificate of Designation of the Series C Preferred Stock with the Secretary of State of the State of Nevada.

Neither Blackboxstocks nor REalloys can be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed. See “The Merger Agreement — Conditions to Closing of the Merger” on page 139 of this joint proxy and consent solicitation statement/prospectus for a more complete summary of the conditions that must be satisfied prior to closing.

Termination of Merger Agreement

The Merger Agreement may be terminated prior to the Effective Time (whether before or after adoption of the Merger Agreement by REalloys’ stockholders and whether before or after approval by Blackboxstocks’ stockholders of the proposals presented to Blackboxstocks stockholders to be voted on at the Special Meeting, unless otherwise specified below), pursuant to the terms and conditions of the Merger Agreement and as set forth below:

●	by mutual written consent of REalloys and Blackboxstocks;

●	by either Blackboxstocks or REalloys if the Merger has not been consummated by the nine month anniversary of the date of the Merger Agreement (the “End Date”) (provided, however, that such right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement, provided further, however, that, in the event that the SEC has not declared this registration statement effective, then either party shall be entitled to extend the End Date for an additional 60 days), subject to extension as provided below;

●	by either Blackboxstocks or REalloys if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

●	by Blackboxstocks if the required REalloys stockholder approval shall not have been obtained within two business days of this registration statement becoming effective in accordance with the provisions of the Securities Act, subject to certain conditions;

●	by either Blackboxstocks or REalloys if (i) the Special Meeting (including any adjournments and postponements thereof) shall have been held and completed and Blackboxstocks stockholders shall have taken a final vote on the proposals set forth herein and (ii) the proposals set forth herein shall not have been approved at the Special Meeting (or at any adjournment or postponement thereof) by the required vote, subject to certain conditions;

●	by REalloys (at any time prior to the approval of the proposals set forth herein) if a Parent Triggering Event (as defined in the Merger Agreement) shall have occurred, or by Blackboxstocks (at any time prior to the approval of the matters set forth herein) if a Company Triggering Event (as defined in the Merger Agreement) shall have occurred;

●	by REalloys, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Blackboxstocks or Merger Sub or if any representation or warranty of Blackboxstocks or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 of the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that REalloys is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement, subject to certain conditions; and

●	by Blackboxstocks, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by REalloys or if any representation or warranty of REalloys shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 of the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Blackboxstocks is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement, subject to certain conditions.

Effect of Termination

Subject to certain exceptions set forth in the Merger Agreement, in the event of the termination of the Merger Agreement as described above, the Merger Agreement will be of no further force or effect, provided, however, that (i) certain sections of the Merger Agreement will survive the termination of the Merger Agreement and (ii) the termination of the Merger Agreement shall not relieve any party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement.

Listing of Blackboxstocks’ Common Stock

Blackboxstocks’ common stock is currently listed on Nasdaq under the symbol “BLBX”. Pursuant to the Merger Agreement, Blackboxstocks has agreed to obtain approval for listing on Nasdaq the shares of Blackboxstocks common stock to be issued in connection with the Merger. In addition, under the Merger Agreement, each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that Blackboxstocks must have caused such shares of Blackboxstocks common stock to be approved for listing on Nasdaq, subject only to official notice of issuance as of the closing of the Merger.

In connection with the Merger, REalloys will change its name to “REalloys Solutions Inc.” and Blackboxstocks will change its name to “REalloys Inc.” Blackboxstocks will apply to change its trading symbol on Nasdaq to “[●].”

Comparison of Corporate Governance and Stockholders’ Rights

Each of Blackboxstocks and REalloys is incorporated under the laws of the State of Nevada and, accordingly, the rights of the stockholders of each company are currently, and will continue to be, governed by the NRS. If the Merger is completed, REalloys stockholders will become stockholders of Blackboxstocks, and their rights will be governed by the NRS, as well as the Blackboxstocks Articles and the Blackboxstocks Bylaws, as may be amended by the proposals set forth herein. The rights of Blackboxstocks stockholders contained in the Blackboxstocks Articles and the Blackboxstocks Bylaws are more fully described under the section titled “Comparison of Corporate Governance and Stockholders’ Rights” on page 230 of this joint proxy and consent solicitation statement/prospectus.

Accounting Treatment

The Merger will be accounted for as a reverse acquisition using the acquisition method of accounting for which REalloys has been determined to be the accounting acquirer, in accordance with U.S. GAAP. Under this method of accounting, Blackboxstocks will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of REalloys issuing stock for the net assets of Blackboxstocks. The assets and liabilities of Blackboxstocks will be stated at fair market value and the difference between the fair market value of the assets and liabilities and the value paid by REalloys will be recorded as goodwill or other intangible assets.

For a more complete discussion of the accounting treatment of the merger, see the section titled “The Merger — Accounting Treatment” on page 134 of this joint proxy and consent solicitation statement/prospectus.

U.S. Federal Income Tax Considerations

A REalloys stockholder whose REalloys stock is exchanged for Blackboxstocks common stock and Series C Preferred Stock in the Merger should generally not recognize any taxable gain or loss in the Merger. In such case, (i) an REalloys stockholder’s aggregate tax basis in the Blackboxstocks common stock received in the Merger will equal the aggregate tax basis of the corresponding REalloys stock surrendered by such holder in the Merger and (ii) an REalloys stockholder’s holding period for the Blackboxstocks common stock and Series C Preferred Stock received in the Merger will include the holder’s holding period for the corresponding REalloys stock surrendered in the Merger.

Tax matters are very complicated, and the tax consequences of the Merger to a particular Blackboxstocks or REalloys stockholder will depend in part on such holder’s circumstances. Accordingly, Blackboxstocks and REalloys urge you to consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see the section titled “CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” on page 175 of this joint proxy and consent solicitation statement/prospectus.

Blackboxstocks intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Accordingly, absent a change in law requiring otherwise, Blackboxstocks will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment or distribution of securities (if any) on the CVRs as a distribution by Blackboxstocks for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of Blackboxstocks current or accumulated earnings and profits in the year in which such payment is made. However, there is substantial uncertainty as to the U.S. federal income tax treatment of the issuance of CVRs.

Tax matters are very complicated, and the tax consequences of the receipt of CVRs to a particular CVR holder will depend in part on such holder’s circumstances. Accordingly, Blackboxstocks urges you to consult your own tax advisor for a full understanding of the tax consequences of the receipt of CVRs to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the receipt of CVRs, see the section titled “CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF CONTINGENT VALUE RIGHTS” on page 178 of this joint proxy and consent solicitation statement/prospectus.

Regulatory Approvals

Blackboxstocks and REalloys believe that the Merger does not raise substantial antitrust or other significant regulatory concerns and that both parties will be able to obtain all requisite regulatory approvals prior to the anticipated closing. Blackboxstocks must also comply with the applicable federal and state securities laws and the rules and regulations of The Nasdaq Stock Market LLC for the approval of the listing application to be submitted in connection with the issuance of shares of Blackboxstocks common stock and Series C Preferred Stock in the Merger and the filing with the SEC of the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part. For a more complete discussion of the regulatory approvals required in connection with the merger, see the section titled “The Merger — Regulatory Approvals Required for the Merger” on page 133 of this joint proxy and consent solicitation statement/prospectus.

Summary of Risk Factors

Below is a summary of the principal risk factors related to the Merger and the Combined Company. This summary does not address all of the risks related to the Merger and the Combined Company. Additional discussion of the risks summarized in this summary of risk factors, and other risks related to the businesses of Blackboxstocks and REalloys, can be found below under the heading “Risk Factors” and should be carefully considered, together with other information in this joint proxy and consent solicitation statement/prospectus before deciding how to vote.

Risks Related to the Proposed Merger

●	There is no assurance when or if the Merger will be completed. Any delay in completing the Merger may substantially reduce the potential benefits that Blackboxstocks and REalloys expect to obtain from the Merger.

●	The issuance of shares of Blackboxstocks securities to REalloys stockholders in the Merger will substantially dilute the voting power of current Blackboxstocks stockholders. Having a minority share position will reduce the influence that current stockholders have on the management of REalloys.

●	The issuance, or expected issuance, of Blackboxstocks securities in connection with the Merger could decrease the market price of Blackboxstocks common stock.

●	CVR holders may not receive any payment on the CVRs, the CVRs may otherwise expire valueless, and the U.S. federal income tax treatment of CVRs is unclear.

●	The intended benefits of the Merger may not be realized.

●	Because the lack of a public market for REalloys common stock makes it difficult to evaluate the fairness of the merger, REalloys stockholders may receive consideration in the Merger that is greater than or less than the fair market value of Blackboxstocks common stock.

Risks Related to the Combined Company Following the Merger

●	Blackboxstocks and REalloys stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the merger.

●	The market price of the Combined Company’s common stock after the Merger may be subject to significant fluctuations and volatility, and the stockholders of the Combined Company may be unable to resell their shares at a profit and may incur losses.

●	If the Merger is consummated, the business operations, strategies and focus of the Combined Company will fundamentally change, and these changes may not result in an improvement in the value of its common stock.

●	The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, and future results of the combined company may differ materially from the unaudited pro forma financial statements presented in this joint proxy and consent solicitation statement/prospectus.

●	The Combined Company may issue additional equity securities in the future, which may result in dilution to existing investors.

●	The concentration of the capital stock ownership with insiders of the Combined Company after the Merger will likely limit the ability of the stockholders of the Combined Company to influence corporate matters.

●	Subsequent to the consummation of the Merger, the Combined Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

●	Other than as related to the Series C Preferred Stock of the Combined Company and pursuant to the terms of the Certificate of Designations for the Series C Preferred Stock (the “Series C Certificate of Designations”), Blackboxstocks and REalloys do not anticipate that the Combined Company will pay any cash dividends in the foreseeable future.

●	In the event that the Combined Company fails to satisfy any of the listing requirements of Nasdaq, its common stock may be delisted, which could affect its market price and liquidity.

●	An active trading market for Combined Company common stock may not develop.

●	The Combined Company may acquire businesses or products, or form strategic alliances, in the future, and may not realize the benefits of such acquisitions.

In addition, Blackboxstocks and REalloys face other business, financial operational, and legal risks and uncertainties discussed in the sections titled “Risk Factors” beginning on page 34 of this joint proxy and consent solicitation statement/prospectus.

Risk Factors

You should carefully consider the risks described below in evaluating whether to vote for or consent to the proposals discussed herein. The risks and uncertainties described below are not the only ones Blackboxstocks and REalloys face, and these factors should be considered in conjunction with general investment risks and other information included in this joint proxy and consent solicitation statement/prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 95 of this joint proxy and consent solicitation statement/prospectus. You should read and consider the risks associated with the business of REalloys beginning on page 49 of this joint proxy and consent solicitation statement/prospectus as these risk factors will also affect the operations of the Combined Company going forward because the business of the Combined Company will be REalloys’ business. You should also read and consider the risk factors associated with Blackboxstocks beginning on page 81 of this joint proxy and consent solicitation statement/prospectus because these risk factors may affect the operations and financial results of the Combined Company.

Risks Related to the Proposed Merger

There is no assurance when or if the Merger will be completed. Any delay in completing the Merger may substantially reduce the potential benefits that Blackboxstocks and REalloys expect to obtain from the Merger.

Completion of the Merger is subject to the satisfaction or waiver of a number of conditions, as set forth in the Merger Agreement, including the approval by Blackboxstocks’ stockholders, approval by Nasdaq of Blackboxstocks’ application for the initial listing of Blackboxstocks’ common stock to be issued in connection with the Merger, and other customary closing conditions. There can be no assurance that Blackboxstocks and REalloys will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived. For a discussion of the conditions to the completion of the Merger, see the section titled “The Merger Agreement - Conditions to the Closing of the Merger” beginning on page 139 of this joint proxy and consent solicitation statement/prospectus. If the conditions are not satisfied or waived, the Merger may not occur or may not be completed within the expected timeframe, and Blackboxstocks and REalloys each may materially and adversely lose some or all of the potential benefits that Blackboxstocks and REalloys expect to achieve as a result of the Merger and could result in additional transaction costs or other effects associated with uncertainty about the Merger. In addition, pursuant to the Merger Agreement, Blackboxstocks may extend the originally scheduled End Date (defined in the Merger Agreement as the nine month anniversary of the date of the Merger Agreement, subject to possible extension pursuant to the terms of the Merger Agreement) for sixty (60) days in the event that the SEC has not declared effective under the Securities Act this registration statement on Form S-4. Moreover, each of Blackboxstocks and REalloys has incurred and expects to continue to incur significant expenses related to the Merger, such as legal and accounting fees, some of which must be paid even if the Merger is not completed.

Blackboxstocks and REalloys can agree at any time to terminate the Merger Agreement, even if Blackboxstocks’ stockholders and/or REalloys’ securityholders have already adopted the Merger Agreement and thereby approved the Merger and the other transactions contemplated by the Merger Agreement. Blackboxstocks and REalloys can also terminate the Merger Agreement under other specified circumstances.

In addition, if the Merger Agreement is terminated and Blackboxstocks’ or REalloys’ board of directors determines to seek another business combination, it may not be able to find a third party willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger. In such circumstances, the Blackboxstocks Board of Directors may elect to, among other things, divest all or a portion of Blackboxstocks’ business, or take the steps necessary to liquidate all of Blackboxstocks’ business and assets, and in either case, the consideration that Blackboxstocks receives may be less attractive than the consideration to be received by Blackboxstocks pursuant to the Merger Agreement.

The issuance of shares of Blackboxstocks common stock to REalloys stockholders in the Merger will substantially dilute the voting power of current Blackboxstocks stockholders. Having a minority share position will reduce the influence that current stockholders have on the management of Blackboxstocks.

Pursuant to the terms of the Merger Agreement, at the Effective Time, Blackboxstocks will issue (or reserve for future issuance) to REalloys stockholders as Merger Consideration: (i) approximately [●] shares of its common stock, using the assumed Exchange Ratio of [●], (ii) approximately [●] shares of Series C Preferred Stock at a ratio of one share of REalloys Preferred Stock to one share of Series C Preferred Stock (which is subject to change depending on the number of outstanding securities of Blackboxstocks and REalloys at the effective time of the Merger), (iii) warrants to purchase up to an aggregate of approximately [●] shares of Blackboxstocks common stock based on an assumed price of $[●] per share, the closing price of the Blackboxstocks common stock on Nasdaq on [●], 2025, and (iv) an aggregate of approximately [●] shares of Blackboxstocks common stock as related to the REalloys SAFEs, based on an assumed price of $[●] per share, the closing price of the Blackboxstocks common stock on Nasdaq on [●], 2025, in each case after giving effect to the proposed reverse stock split contemplated by the Reverse Stock Split Proposal. As a result, upon completion of the Merger, the current Blackboxstocks stockholders and holders of certain outstanding options and warrants to purchase shares of Blackboxstocks common stock will hold approximately [●] pre-reverse stock split shares, which is currently expected to be approximately 7.3% of the fully diluted equity of the Combined Company as further described under “The Merger - General” in this joint proxy and consent solicitation statement/prospectus. Accordingly, the issuance of the shares of Blackboxstocks common stock to REalloys stockholders in the Merger will significantly reduce the ownership stake and relative voting power of each share of Blackboxstocks common stock held by current Blackboxstocks stockholders. Consequently, following the Merger, the ability of Blackboxstocks’ current stockholders to influence the management of Blackboxstocks will be substantially reduced.

The issuance, or expected issuance, of Blackboxstocks common stock and Series C Preferred Stock in connection with the Merger could decrease the market price of Blackboxstocks common stock.

In connection with the Merger and as part of the Merger Consideration, Blackboxstocks expects to issue shares of Blackboxstocks common stock and Series C Preferred Stock to REalloys stockholders. The anticipated issuance of Blackboxstocks common stock and Series C Preferred Stock in the Merger may result in fluctuations in the market price of Blackboxstocks common stock, including a stock price decrease. In addition, the perception in the market that the holders of a large number of shares of Blackboxstocks common stock may intend to sell shares could reduce the market price of Blackboxstocks common stock.

CVR holders may not receive any payment on the CVRs and the CVRs may otherwise expire valueless.

Pursuant to the CVR Agreement and the Merger Agreement, holders of each share of Blackboxstocks common stock immediately prior to Closing, will receive a dividend of one contractual contingent value right entitling such holders to receive net proceeds received by Blackboxstocks from any transaction in which the Blackboxstocks or Blackbox Operating grants, sells, licenses or otherwise transfers some or all of the rights to any and all of the assets, rights, and properties owned, used, or useable by Blackbox Operating in connection with or related to the business as conducted by Blackbox Operating and all of the Blackboxstocks rights therein. The right of Blackboxstocks stockholders to receive any future payment on or to derive any value from the CVRs will be contingent solely upon the achievement of the events specified in the CVR Agreement within the time period specified in the CVR Agreement. If the payment triggering events are not achieved for any reason within the time period specified in the CVR Agreement, no payments will be made under the CVRs, and the CVRs will expire valueless.

Additionally, the U.S. federal income tax treatment of the CVRs is subject to substantial uncertainty. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments under, the CVRs, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position that could potentially result in adverse U.S. federal income tax consequences to holders of the CVRs.

In particular, as discussed in the section titled “CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF CONTINGENT VALUE RIGHTS,” Blackboxstocks intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Accordingly, absent a change in law requiring otherwise, Blackboxstocks will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment (if any) on the CVRs as a distribution by Blackboxstocks for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of Blackboxstocks current or accumulated earnings and profits in the year in which such payment is made. there is no authority directly addressing whether the issuance of contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to Blackboxstocks’ common stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Applicable U.S. Treasury regulations provide that “open transaction” treatment is only available in those “rare and extraordinary cases” involving contingent payment obligations in which the “fair market value of the obligation cannot reasonably be ascertained.” If the issuance of the CVRs is treated as an “open transaction,” a CVR holder would not generally recognize income in respect of the CVRs at the time such CVRs are issued and would take no tax basis in the CVRs. Future cash payments (if any) on the CVRs would be treated as a distribution and constitute a dividend to the extent of the CVR holder’s pro rata share of Blackboxstocks current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) in the taxable year of such payment, then as a non-taxable return of capital to the extent of the CVR holder’s basis in its Blackboxstocks common stock, and finally as capital gain from the sale or exchange of Blackboxstocks common stock with respect to any remaining payment.

The intended benefits of the Merger may not be realized.

The Merger poses risks for Blackboxstocks’ and REalloys’ ongoing operations, including, among others:

●	that senior management’s attention may be diverted from the management of Blackboxstocks’ and REalloys’ current operations and development of its products;

●	costs and expenses associated with any undisclosed or potential liabilities; and

●	unforeseen difficulties may arise in integrating Blackboxstocks’ and REalloys’ business in the Combined Company.

As a result of the foregoing, the Combined Company may be unable to realize the full strategic and financial benefits currently anticipated from the Merger, and Blackboxstocks and REalloys cannot assure you that the Merger will be accretive to Blackboxstocks or REalloys in the near term or at all. Furthermore, if Blackboxstocks and REalloys fail to realize the intended benefits of the Merger, the market price of the Combined Company’s common stock could decline to the extent that the market price reflects those benefits. Blackboxstocks’ stockholders will have experienced substantial dilution of their ownership interests in Blackboxstocks without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

Because the lack of a public market for REalloys common stock makes it difficult to evaluate the fairness of the Merger, REalloys stockholders may receive consideration in the Merger that is greater than or less than the fair market value of REalloys common stock.

The outstanding common stock of REalloys is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of REalloys common stock. Since the percentage of Blackboxstocks’ common stock and Series C Preferred Stock to be issued to REalloys stockholders was determined based on negotiations between the parties, it is possible that the value of the Blackboxstocks common stock and Series C Preferred Stock to be issued in connection with the Merger will be greater than the fair market value of REalloys shares. Alternatively, it is possible that the value of the shares of Blackboxstocks common stock and Series C Preferred Stock to be issued in connection with the Merger will be less than the fair market value of REalloys shares.

Directors and officers of Blackboxstocks and REalloys may have interests in the Merger that are different from, or in addition to, those of Blackboxstocks stockholders and REalloys stockholders generally that may influence them to support or approve the Merger.

The officers and directors of Blackboxstocks and REalloys may have interests in the Merger that are different from, or are in addition to, those of Blackboxstocks stockholders and REalloys stockholders generally. Effective upon the closing of the Merger, David Argyle, Leonard Sternheim and Robert Winspear are expected to be employed as executive officers by the Combined Company. It is expected that six of the current directors of REalloys, and one current director of Blackboxstocks will be appointed as directors of the Combined Company after the completion of the Merger and may receive cash and equity compensation in consideration for such service as described in more detail in the section titled “Management of the Combined Company” beginning on page 160 of this joint proxy and consent solicitation statement/prospectus. Contingent upon closing of the Merger, Gust Kepler has agreed to sell Leonard Sternheim certain shares of Blackboxstocks Series A Preferred Stock that will effectively confer voting control of the Combined Company currently held by Mr. Kepler to Mr. Sternheim for nominal consideration. Upon the Merger, the vesting of outstanding equity awards held by Blackboxstocks’ directors and officers will accelerate, and certain Blackboxstocks officers may be entitled to certain severance benefits in connection with changes in their employment. In addition, the directors and executive officers of Blackboxstocks and REalloys also have certain rights to indemnification or to directors’ and officers’ liability insurance that will survive the completion of the Merger. These interests may have influenced the directors and executive officers of Blackboxstocks and REalloys to support or recommend the proposals presented to Blackboxstocks and REalloys stockholders. See the sections titled “The Merger - Interests of Blackboxstocks’ Directors and Executive Officers in the Merger” beginning on page 128 and “The Merger - Interests of REalloys’ Directors and Executive Officers in the Merger” beginning on page 131 of this joint proxy and consent solicitation statement/prospectus.

If the Merger is completed, REalloys executive officers and REalloys appointees to the Combined Company’s board of directors will have the ability to significantly influence the Combined Company’s management and business affairs, as well as matters submitted to the Combined Company’s board of directors or stockholders for approval, especially if they decide to act together with the current REalloys stockholders.

Upon completion of the Merger, the former REalloys stockholders will own approximately 92.7% of the Combined Company on a fully diluted basis, excluding the effects of adjustments based on Blackboxstocks’ net cash at closing. Contingent upon closing of the Merger, Gust Kepler has also agreed to sell Leonard Sternheim certain shares of Blackboxstocks Series A Preferred Stock that will effectively confer voting control of the Combined Company to Mr. Sternheim. If the Merger is completed, the Combined Company is expected to be led by REalloys’ executive officers. Furthermore, the Combined Company’s anticipated board of directors will consist of seven members, six of which will be appointed by REalloys and one of which will be appointed by Blackboxstocks, pursuant to the terms and conditions of the Merger Agreement. As a result, such persons, if they choose to act together, will have the ability to significantly influence the Combined Company’s management and business affairs, as well as matters submitted to the Combined Company’s board of directors or stockholders for approval.

The announcement and pendency of the Merger could have an adverse effect on Blackboxstocks’ or REalloys’ business, financial condition, results of operations or business prospects.

The announcement and pendency of the Merger could disrupt Blackboxstocks’ and/or REalloys’ businesses in the following ways, among others:

●	Blackboxstocks’ and REalloys’ current and prospective employees could experience uncertainty about their future roles within the Combined Company, and this uncertainty might adversely affect Blackboxstocks’ or REalloys’ ability to retain, recruit and motivate key personnel;

●	the attention of Blackboxstocks’ or REalloys’ management may be directed towards the completion of the Merger and other transaction-related considerations and may be diverted from the day-to-day business operations of Blackboxstocks or REalloys, as applicable, and matters related to the Merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Blackboxstocks or REalloys, as applicable;

●	customers, prospective customers, suppliers, collaborators and other third parties with business relationships with Blackboxstocks or REalloys may decide not to renew or may decide to seek to terminate, change or renegotiate their relationships with Blackboxstocks or REalloys as a result of the Merger, whether pursuant to the terms of their existing agreements with Blackboxstocks or REalloys; and

●	the market price of Blackboxstocks’ common stock may decline to the extent that the current market price reflects a market assumption that the proposed Merger will be completed.

Should they occur, any of these matters could adversely affect the businesses of, or harm the financial condition, results of operations or business prospects of, Blackboxstocks or REalloys.

During the pendency of the Merger, Blackboxstocks or REalloys may not be able to enter into a business combination with another party and will be subject to contractual limitations on certain actions because of restrictions in the Merger Agreement.

Covenants in the Merger Agreement impede the ability of Blackboxstocks or REalloys to make dispositions or acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors. In addition, while the Merger Agreement is in effect and subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to the entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition, a tender offer, a Merger or other business combination outside the ordinary course of business. These restrictions may prevent each of Blackboxstocks and REalloys from pursuing otherwise attractive business opportunities or other capital structure alternatives and making other changes to their business or executing certain of their business strategies prior to the completion of the Merger, which could be favorable to Blackboxstocks stockholders or REalloys stockholders. See the section titled “The Merger Agreement - No Solicitation” beginning on page 142 of this joint proxy and consent solicitation statement/prospectus.

The rights of REalloys stockholders who become Blackboxstocks stockholders in the Merger and Blackboxstocks stockholders following the Merger will be governed by the Blackboxstocks Articles, as amended, and the Blackboxstocks Bylaws.

Upon consummation of the Merger, outstanding shares of REalloys common stock will be converted into the right to receive shares of Blackboxstocks common stock pursuant to the Exchange Ratio and each outstanding share of REalloys Preferred Stock will be converted into one share of Series C Preferred Stock. REalloys stockholders who receive shares of Blackboxstocks common stock and Series C Preferred Stock in the Merger will become Blackboxstocks stockholders. As a result, REalloys stockholders who become stockholders in Blackboxstocks will be governed by Blackboxstocks Articles, as amended, and the Blackboxstocks Bylaws, rather than being governed by the REalloys Articles and the REalloys bylaws (the “REalloys Bylaws”). Pursuant to the Merger Agreement, the Blackboxstocks Articles may be amended, subject to Blackboxstocks stockholders’ approval of the Reverse Stock Split Proposal and the Authorized Share Increase Proposal, immediately prior to the Effective Time. See the section titled “Comparison of Corporate Governance and Stockholders’ Rights” beginning on page 231 of this joint proxy and consent solicitation statement/prospectus.

The Exchange Ratio is not adjustable based on the market price of Blackboxstocks’ common stock, so the Merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set the Exchange Ratio formula for the REalloys common stock, and the Exchange Ratio is only adjustable upward or downward to reflect Blackboxstocks’ and REalloys’ equity capitalization as of immediately prior to the Effective Time and the excess cash Blackboxstocks has at the effective time of the Merger. Any changes in the market price of common stock before the completion of the Merger will not affect the number of shares REalloys securityholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of Blackboxstocks common stock declines from the market price on the date of the Merger Agreement, then REalloys securityholders could receive Merger consideration with substantially lower value. Similarly, if before the completion of the Merger, the market price of Blackboxstocks common stock increases from the market price on the date of the Merger Agreement, then REalloys securityholders could receive Merger Consideration with substantially more value for their shares of REalloys common stock than the parties had negotiated for in the establishment of the Exchange Ratio. For a discussion of the Exchange Ratio, see the section titled “The Merger Agreement - Exchange Ratio” beginning on page 138 of this joint proxy and consent solicitation statement/prospectus.

If the Merger does not qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, or is otherwise taxable to U.S. REalloys stockholders, then such holders may be required to pay U.S. federal income taxes.

For U.S. federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. If the Internal Revenue Service (the “IRS”) or a court determines that the Merger should not be treated as a reorganization or a tax deferred contribution, a holder of REalloys stock or warrants would recognize taxable gain or loss upon the exchange of REalloys stock or warrants for Blackboxstocks common stock or warrants pursuant to the Merger Agreement.

Blackboxstocks is expected to incur substantial expenses related to the Merger with REalloys.

Blackboxstocks has incurred, and expects to continue to incur, substantial expenses in connection with the Merger, as well as operating as a public company. Blackboxstocks will incur significant fees and expenses relating to legal, accounting, financial advisory and other transaction fees and costs associated with the Merger. Actual transaction costs may substantially exceed Blackboxstocks’ estimates and may have an adverse effect on the Combined Company’s financial condition and operating results.

Failure to complete the Merger could negatively affect the value of Blackboxstocks common stock and the future business and financial results of both Blackboxstocks and REalloys.

If the Merger is not completed, the ongoing businesses of Blackboxstocks and REalloys could be adversely affected. Moreover, each of Blackboxstocks and REalloys will be subject to a variety of risks associated with the failure to complete the Merger, including without limitation the following:

●	diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the Merger;

●	reputational harm due to the adverse perception of any failure to successfully complete the Merger; and

●	having to pay certain costs relating to the Merger, such as legal, accounting, financial advisory, filing and printing fees.

If the Merger is not completed, the market price of Blackboxstocks common stock and the business and financial results of both Blackboxstocks (including the cessation of its operations) and REalloys could be materially affected.

The Merger is expected to result in a limitation on the Combined Company’s ability to utilize its net operating loss carryforward.

Under Section 382 of the Code, use of Blackboxstocks’ net operating loss carryforwards (“NOLs”) will be limited if Blackboxstocks experiences a cumulative change in ownership of greater than 50% in a moving three-year period. At December 31, 2024, Blackboxstocks had approximately $4.4 million of net operating loss carryforwards, which NOLs will begin to expire in 2035 and are available to offset taxable income or reduce taxes payable through 2040. Blackboxstocks will experience an ownership change as a result of the Merger and therefore its ability to utilize its NOLs and certain credit carryforwards remaining at the effective time of the Merger will be limited. The limitation will be determined by the fair market value of Blackboxstocks’ common stock outstanding prior to the ownership change, multiplied by the applicable federal rate. It is expected that the Merger will impose a limitation on Blackboxstocks’ NOLs. Limitations imposed on Blackboxstocks’ ability to utilize NOLs could cause U.S. federal and state income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such NOLs to expire unused, in each case reducing or eliminating the benefit of such NOLs.

The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes or other causes.

In general, either party can refuse to complete the Merger if there is a material adverse effect (as defined in the Merger Agreement) affecting the other party between March 10, 2025, the date of the Merger Agreement, and the closing of the Merger. However, some types of changes do not permit either party to refuse to complete the Merger, even if such changes would have a material adverse effect on Blackboxstocks or REalloys, as the case may be:

●	changes or events affecting the industries or industry sectors in which the parties operate generally;

●	changes or events generally affecting the U.S. or global economy or capital markets as a whole;

●	hurricane, flood, tornado, earthquake or other natural disaster, epidemic, plague, pandemic or other public health event or any other force majeure event; or

●	changes in GAAP or other applicable law or legal requirement.

If adverse changes occur but Blackboxstocks and REalloys must still complete the Merger, the market price of Blackboxstocks common stock may suffer. For a more complete discussion of what constitutes a material adverse effect on Blackboxstocks or REalloys under the Merger Agreement, see the section titled “The Merger Agreement - Representations and Warranties” beginning on page 141 of this joint proxy and consent solicitation statement/prospectus.

Blackboxstocks and REalloys may become involved in securities litigation or stockholder derivative litigation in connection with the Merger, and this could divert the attention of Blackboxstocks and REalloys management and harm the Combined Company’s business, and insurance coverage may not be sufficient to cover all related costs and damages.

Securities litigation or stockholder derivative litigation frequently follows the announcement of certain significant business transactions, such as the sale of a business division or announcement of a business combination transaction. Blackboxstocks and REalloys may become involved in this type of litigation in connection with the Merger, and the Combined Company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of Blackboxstocks, REalloys and the Combined Company.

Risks Related to the Proposed Reverse Stock Split

The reverse stock split may not increase the Combined Company’s stock price over the long term.

If the Reverse Stock Split Proposal is approved, Blackboxstocks may effect a reverse stock split in order to cause its stock price to be at least $4.00 with a ratio between [●]-for-[●] and [●]-for-[●] immediately prior to the Merger. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of the Combined Company’s common stock upon effectiveness of the reverse stock split, it cannot be assured that the reverse stock split will result in any sustained proportionate increase in the market price of the Combined Company’s common stock, which is dependent upon many factors, including the business and financial performance of the Combined Company, general market conditions, and prospects for future success, which are unrelated to the number of shares of the Combined Company’s common stock outstanding. Thus, while the stock price of the Combined Company might meet the initial listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.

The reverse stock split would have the effect of increasing the amount of common stock that the Combined Company is authorized to issue without further approval by the Combined Company’s stockholders.

As a result of the reverse stock split, if effected, and after giving effect to the Merger, the Combined Company expects that it will have between approximately [●] shares and [●] shares of common stock outstanding, excluding shares underlying the Series C Preferred Stock, REalloys Warrants, and other outstanding securities convertible or exercisable into shares of common stock and any issued fractional shares in the aggregate, compared to approximately [●] shares of common stock outstanding of the Combined Company after giving effect to the Merger and in the absence of a reverse stock split, based on the assumed Exchange Ratio of [●]. The proposed increase in shares of authorized stock pursuant to the Authorized Share Increase Proposal is anticipated to authorize Blackboxstocks to issue up to [●] shares of common stock and does not anticipate reducing this amount in connection with the reverse stock split. As a result, it is anticipated that, following the reverse stock split, the Combined Company will have the ability to issue between approximately [●] and [●] additional shares of common stock, including shares that may be issued pursuant to awards that have been granted and outstanding warrants. Except in certain instances, as required by law or by the rules of the securities exchange that lists the Combined Company’s common stock, these additional shares may be issued by the Combined Company without further vote of the Combined Company’s stockholders. If the Combined Company’s board of directors chooses to issue additional shares of the Combined Company’s common stock, such issuance could have a dilutive effect on the equity, earnings and voting interests of the Combined Company’s stockholders.

The reverse stock split may decrease the liquidity of Blackboxstocks’ common stock.

Although the Blackboxstocks Board of Directors believes that the anticipated increase in the market price of Blackboxstocks common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for Blackboxstocks’ common stock.

The reverse stock split may lead to a decrease in overall market capitalization of the Combined Company.

Should the market price of Blackboxstocks’ common stock decline after the reverse stock split, in the event that it is effected, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the overall market capitalization of the Combined Company. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the Combined Company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels and, accordingly, it cannot be assured that the total market value of Blackboxstocks common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on Blackboxstocks’ stock price due to the reduced number of shares outstanding after the reverse stock split.

If the reverse stock split does not qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, or is otherwise taxable to U.S. Blackboxstocks common stock stockholders, then such holders may be required to pay U.S. federal income taxes.

For U.S. federal income tax purposes, the reverse stock split is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. If the IRS or a court determines that the reverse stock split should not be treated as a reorganization or a tax deferred contribution, a holder of Blackboxstocks common stock would recognize taxable gain or loss upon executing the reverse stock split.

Risks Related to the Combined Company Following the Merger

Blackboxstocks stockholders and REalloys stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

If the combined organization is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Blackboxstocks stockholders and REalloys stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined organization is able to realize only part of the strategic and financial benefits currently anticipated from the Merger. Furthermore, if the Combined Company fails to realize the intended benefits of the Merger, the market price of Blackboxstocks common stock could decline to the extent that the market price reflects those benefits.

The market price of the Combined Company’s common stock after the Merger may be subject to significant fluctuations and volatility, and the stockholders of the combined company may be unable to resell their shares at a profit and may incur losses.

There has not been a public market for the Combined Company’s common stock. The market price of the Combined Company’s common stock could be subject to significant fluctuation following the Merger. The current business of Blackboxstocks differs from that of REalloys in important respects and, accordingly, the results of operations of the Combined Company and the market price of the Combined Company’s common stock following the Merger may be affected by factors different from those currently affecting the results of operations of Blackboxstocks. Market prices for securities of companies operating in the same industries that the Combined Company expects to operate within have historically been particularly volatile and have shown extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of the Combined Company’s common stock, regardless of the actual operating performance of the Combined Company. Some of the factors that may cause the market price of the Combined Company’s common stock to fluctuate include:

●	investors reacting negatively to the effect on the Combined Company’s business and prospects from the Merger;

●	the announcement of new products, new developments, services or technological innovations by the Combined Company or the Combined Company’s competitors;

●	actual or anticipated quarterly increases or decreases in revenue, gross margin or earnings, and changes in the Combined Company’s business, operations or prospects;

●	announcements relating to strategic relationships, mergers, acquisitions, partnerships, collaborations, joint ventures, capital commitments, or other events by the Combined Company or the Combined Company’s competitors;

●	changes in the economic performance or market valuations of other mining and/or financial technology companies;

●	general market conditions or domestic or international macroeconomic and geopolitical factors unrelated to the Combined Company’s performance or financial condition;

●	sale of the Combined Company’s common stock by stockholders, including executives and directors;

●	volatility and limitations in trading volumes of the Combined Company’s common stock;

●	volatility in the market prices and trading volumes of stocks;

●	the Combined Company’s ability to finance its business;

●	ability to secure resources and the necessary personnel to pursue the plans of the Combined Company;

●	failure to meet external expectations or management guidance;

●	changes in the Combined Company’s capital structure or dividend policy, future issuances of securities, sales or distributions of large blocks of common stock by stockholders;

●	the Combined Company’s cash position;

●	announcements and events surrounding financing efforts, including debt and equity securities;

●	analyst research reports, recommendations and changes in recommendations, price targets, and withdrawals of coverage;

●	departures and additions of key personnel;

●	disputes and litigation related to intellectual properties, proprietary rights, and contractual obligations;

●	investigations by regulators into the operations of the Combined Company or those of the Combined Company’s competitors;

●	changes in applicable laws, rules, regulations, or accounting practices and other dynamics; and

●	other events or factors, many of which may be out of the Combined Company’s control.

In the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigation has often been instituted against these companies. Litigation of this type, if instituted against the Combined Company, could result in substantial costs and a diversion of management’s attention and resources of the Combined Company. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that the Combined Company make significant payments.

If the Merger is consummated, the business operations, strategies and focus of the Combined Company will fundamentally change, and these changes may not result in an improvement in the value of its common stock.

Pending the consummation of the Merger it is currently anticipated that the Combined Company would focus its resources on executing REalloys’ current business plan.

Following the Merger, it is expected that the Combined Company’s primary product will be REalloys’ products. Consequently, if the Merger is consummated, an investment in Blackboxstocks’ common stock will primarily represent an investment in the business operations, strategies and focus of REalloys. REalloys’ failure to successfully market its products will significantly diminish the anticipated benefits of the Merger and have a material adverse effect on the business of the Combined Company. There is no assurance that the Combined Company’s business operations, strategies or focus will be successful following the Merger, and the Merger could depress the value of the Combined Company’s common stock.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, and future results of the Combined Company may differ materially from the unaudited pro forma financial statements presented in this joint proxy and consent solicitation statement/prospectus.

The unaudited pro forma condensed combined financial statements contained in this joint proxy and consent solicitation statement/prospectus are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the completion of the Merger for several reasons. The unaudited pro forma condensed combined financial statements have been derived from the historical financial statements of Blackboxstocks and REalloys and adjustments and assumptions have been made regarding the Combined Company. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial statements do not reflect all costs that are expected to be incurred by the Combined Company in connection with the Merger. As a result, the actual financial condition and results of operations of the Combined Company following the completion of the Merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements. The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the Combined Company’s financial condition or results of operations following the Merger. Any decline or potential decline in the Combined Company’s financial condition or results of operations may cause significant variations in the market price of Blackboxstocks common stock.

The Combined Company may issue additional equity securities in the future, which may result in dilution to existing investors.

To the extent the Combined Company raises additional capital by issuing equity securities, the Combined Company’s stockholders may experience substantial dilution. The Combined Company may, from time to time, sell additional equity securities in one or more transactions at prices and in a manner it determines. If the Combined Company sells additional equity securities, existing stockholders may be materially diluted. In addition, new investors could gain rights superior to existing stockholders, such as liquidation and other preferences. In addition, the number of shares available for future grant under the Combined Company’s equity compensation plans may be increased in the future. In addition, the exercise of outstanding options or warrants to purchase shares of capital stock may result in dilution to the Combined Company’s stockholders upon any such exercise.

The Series C Preferred Stock of the Combined Company will provide for the payment of dividends in cash or in shares of the Combined Company’s common stock, and it may not be permitted to pay such dividends in cash, which will require the Combined Company to have shares of Series C Preferred Stock available to pay the dividends.

Following the Merger, the holders of the Series C Preferred Stock, par value $0.001 per share, stated value $3,000 per share, are entitled to receive dividends (the “Series C Dividends”) on the stated value of the Series C Preferred Stock (the “Series C Stated Value”) at the rate of 2.5%, computed on the basis of a 360-day year and twelve 30-day months, and which such dividends shall be payable in arrears monthly on each Dividend Date (as defined in the Series C Certificate of Designations) and shall compound each calendar month. At the holder’s sole discretion, Series C Dividends may be paid either (i) in cash, from funds legally available therefor, (ii) “in kind” in the form of additional shares of Series C Preferred Stock (the “Series C PIK Preferred Shares”; and shares of Combined Company Common Stock issuable upon conversion of such Series C PIK Preferred Shares, the “Series C PIK Conversion Shares”), or (iii) in combination of cash, from funds legally available therefor, and Series C PIK Preferred Shares; provided, that, for purposes of clauses (ii) and (iii), the number of Series C PIK Preferred Shares payable on such Dividend Date shall equal the quotient of (A) (i) the amount of the Series C Dividend payable on such Divided Date elected by the holder to be paid in Series C PIK Preferred Shares divided by (ii) the arithmetic average of Closing Sale Prices (as defined in the Series C Certificate of Designations) of the shares of Combined Company Common Stock on Nasdaq for each of the five (5) trading days before the applicable Dividend Payment Date (as defined in the Series C Certificate of Designations); provided that such price shall not be lower than the Floor Price (as defined in the Series C Certificate of Designations), and (B) the Series C Stated Value. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Series C Certificate of Designations), the Series C Preferred Stock shall accrue dividends at a rate of 15% per annum.

Our ability to make payments due to the holders of Series C Preferred Stock using shares of Series C Preferred Stock is subject to certain terms, conditions and limitations as shall be forth in the Series C Certificate of Designations. If the Combined Company is unable to make installment payments in shares of Series C Preferred Stock, it may be forced to make such payments in cash. If the Combined Company does not have sufficient cash resources to make these payments, it may need to raise additional equity or debt capital, and the Combined Company cannot provide any assurance that it will be successful in doing so. If the Combined Company is unable to raise sufficient capital to meet its payment obligations, it may need to delay, reduce or eliminate certain research and exploration programs or other operations, sell some or all of its assets or merge with another entity.

The Combined Company’s ability to make payments due to the holders of Series C Preferred Stock using cash will also be limited by the amount of cash the Combined Company has on hand at the time such payments are due, as well as certain provisions of the NRS. Further, the issuance of shares of Combined Company Common Stock to the holders of the Series C Preferred Stock upon conversion of the Series C Preferred Stock will increase the number of shares of Combined Company Common Stock outstanding and could result in substantial dilution to the existing holders of the Combined Company Common Stock.

All of Blackboxstocks’ outstanding shares of common stock are, and any shares of Blackboxstocks common stock that are issued in the Merger will be, freely tradable without restrictions (subject to the Lock-Up Agreements (as defined herein) or further registration under the Securities Act, except for any shares held by affiliates of the Combined Company, as defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Combined Company and would include persons such as the Combined Company’s directors and executive officers and large stockholders. In turn, resales, or the perception by the market that a substantial number of resales could occur, could have the effect of depressing the market price of the Combined Company’s common stock.

The concentration of the capital stock ownership with insiders of the Combined Company after the Merger will likely limit the ability of the stockholders of the Combined Company to influence corporate matters.

Following the Merger, the executive officers, directors, five percent or greater stockholders, and the respective affiliated entities of the Combined Company will, in the aggregate, beneficially own approximately [●]% of the Combined Company’s outstanding common stock and 100% of the Combined Company’s outstanding Series A Preferred Stock. As a result, these stockholders, acting together, have control over matters that require approval by the Combined Company’s stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a corporate transaction that other stockholders may view as beneficial.

Certain stockholders could attempt to influence changes within Blackboxstocks, which could adversely affect Blackboxstocks’ operations, financial condition and the value of Blackboxstocks’ common stock.

The Combined Company’s stockholders may from time to time seek to acquire a controlling stake in the Combined Company, engage in proxy solicitations, advance stockholder proposals or otherwise attempt to effect changes. Campaigns by stockholders to effect changes at publicly traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist stockholders can be costly and time-consuming and could disrupt the Combined Company’s operations and divert the attention of the Combined Company’s Board of Directors and senior management from the pursuit of the proposed Merger transaction. These actions could adversely affect the Combined Company’s operations, financial condition, ability to consummate the Merger and the value of the Combined Company’s common stock.

The sale or availability for sale of a substantial number of shares of common stock of the Combined Company after the Merger could adversely affect the market price of such shares after the Merger.

Sales of a substantial number of shares of common stock of the Combined Company in the public market after the Merger and other legal restrictions on resale, or the perception that these sales could occur, could adversely affect the market price of such shares and could materially impair the Combined Company’s ability to raise capital through equity offerings in the future. Immediately following the closing of the Merger, the Combined Company will have outstanding approximately [●] shares of common stock, without giving effect to the proposed reverse stock split and excluding securities underlying securities convertible or exercisable into shares of common stock of the Combined Company, based on the assumed Exchange Ratio of [●] and approximately [●] shares of Series C Preferred Stock. This includes the shares being issued to REalloys stockholders as Merger Consideration, which may be resold in the public market immediately without restriction, subject to applicable rules and regulations of the Securities Act and subject to the Lock-Up Agreements (as defined herein) as related to certain prior stockholders of REalloys. Blackboxstocks and REalloys are unable to predict what effect, if any, market sales of securities held by significant stockholders, directors or officers of the Combined Company or the availability of these securities for future sale will have on the market price of the Combined Company’s common stock after the Merger.

If securities analysts do not publish research or reports about the business of the Combined Company, or if they publish negative evaluations, the price of the Combined Company’s common stock could decline.

The trading market for the Combined Company’s common stock will rely in part on the availability of research and reports that third-party industry or financial analysts publish about the Combined Company. Furthermore, if one or more of the analysts who do cover the Combined Company (if any) downgrades its stock, its stock price would likely decline. If one or more of these analysts cease coverage of the Combined Company, the Combined Company could lose visibility in the market, which in turn could cause its stock price to decline. Additionally, if securities analysts publish negative evaluations of competitors in the industry of the Combined Company, the comparative effect could cause the Combined Company’s stock price to decline.

The Combined Company’s management will be required to devote substantial time to comply with public company regulations.

As a public company, the Combined Company will incur significant legal, accounting and other expenses that REalloys did not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), as well as rules implemented by the SEC and Nasdaq, impose various requirements on public companies, including those related to corporate governance practices. The Combined Company’s management and other personnel will need to devote a substantial amount of time to these requirements. Moreover, these rules and regulations will increase the Combined Company’s legal and financial compliance costs relative to those of REalloys and will make some activities more time consuming and costly.

The Sarbanes-Oxley Act requires, among other things, that the Combined Company maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, the Combined Company must perform system and process evaluation and testing of its internal control over financial reporting to allow management and the Combined Company’s independent registered public accounting firm to report on the effectiveness of its internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act (“Section 404”). The Combined Company’s compliance with these requirements will require that it incur substantial accounting and related expenses and expend significant management efforts. The Combined Company will likely need to hire additional accounting and financial staff to satisfy the ongoing requirements of Section 404. The costs of hiring such staff may be material and there can be no assurance that such staff will be immediately available to the Combined Company. Moreover, if the Combined Company is not able to comply with the requirements of Section 404, or if the Combined Company or its independent registered public accounting firm identifies deficiencies in its internal control over financial reporting that are deemed to be material weaknesses, investors could lose confidence in the accuracy and completeness of the Combined Company’s financial reports, the market price of the Combined Company’s common stock could decline and the Combined Company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The Combined Company may not be able to timely and effectively implement controls and procedures required by Section 404 that will be applicable to the Combined Company after the Merger.

REalloys is not currently subject to Section 404. However, following the Merger, the Combined Company will be subject to Section 404. The standards required for a public company under Section 404 are significantly more stringent than those required of REalloys as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to the Combined Company after the Merger. If management is not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, it may not be able to assess whether its internal control over financial reporting is effective, which may subject the Combined Company to adverse regulatory consequences and could harm investor confidence and cause the market price of the Combined Company’s common stock to decline.

Subsequent to the consummation of the Merger, the Combined Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Blackboxstocks and REalloys have conducted due diligence on each other, there can be no assurances that their diligence revealed all material issues that may be present in the other company’s business, that all material issues through a customary amount of due diligence will be uncovered, or that factors outside of Blackboxstocks’ and REalloys’ control will not later arise. As a result, the Combined Company may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in losses. Even if due diligence successfully identifies certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with each company’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on liquidity, the fact that the Combined Company reports charges of this nature could contribute to negative market perceptions about the Combined Company or its securities. In addition, charges of this nature may make future financing difficult to obtain on favorable terms or at all.

Anti-takeover provisions under Nevada corporate law may make it difficult for the Combined Company stockholders to replace or remove its board of directors and could deter or delay third parties from acquiring the Combined Company, which may be beneficial to the stockholders of the Combined Company.

The Combined Company will be subject to the anti-takeover provisions of Nevada law and the Nevada Revised Statutes (the “NRS”). Sections 78.411 through 78.444 of the NRS regulate business combinations with interested stockholders. Nevada law defines an interested stockholder as a beneficial owner (directly or indirectly) of 10% or more of the voting power of the outstanding shares of the corporation. Pursuant to Sections NRS 78.411 through 78.444, combinations with an interested stockholder remain prohibited for three years after the person became an interested stockholder unless (i) the transaction is approved by the board of directors or the holders of a majority of the outstanding shares not beneficially owned by the interested party, or (ii) the interested stockholder satisfies certain fair value requirements. NRS 78.434 permits a Nevada corporation to opt-out of the statute with appropriate provisions in its articles of incorporation. Pursuant to the terms of the Blackboxstocks Articles, which shall be the governing articles following the Merger, the Combined Company will not to be governed by the terms and provisions of Sections 78.411 through 78.444, inclusive, of the NRS.

NRS Sections 78.378 through 78.3793 regulates the acquisition of a controlling interest in an issuing corporation. An issuing corporation is defined as a Nevada corporation with 200 or more stockholders of record, of which at least 100 stockholders have addresses of record in Nevada and does business in Nevada directly or through an affiliated corporation. NRS Section 78.379 provides that an acquiring person and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of the stockholders. Stockholders who vote against the voting rights have dissenters’ rights in the event that the stockholders approve voting rights. Section 78.378 provides that a Nevada corporation’s articles of incorporation or bylaws may provide that these sections do not apply to the corporation. Pursuant to the terms of the Blackboxstocks Articles, which shall be the governing articles following the Merger, the Combined Company will not to be governed by the terms and provisions of Sections 78.378 through 78.3793 of the NRS.

Blackboxstocks’ President and Chief Executive Officer currently exercises voting control over our Blackboxstocks and, upon closing of the Merger and the associated transfer of Series A Preferred Stock, will transfer such voting control to Leonard Sternheim who will then assume control over the Combined Company, and such control may be in conflict to your interests.

As of the Blackboxstocks Record Date, Gust Kepler, who serves as a director, President and Chief Executive Officer of Blackboxstocks, owns 598,210 shares of common stock (and has investment authority on an additional 767 shares) representing approximately 16.5% of the issued and outstanding common stock of Blackboxstocks. In addition, Mr. Kepler owns 3,269,998 shares of our Series A Preferred Stock (each of which is entitled to 100 votes on all stockholder matters) representing 100% of the issued and outstanding Series A Preferred Stock, collectively representing approximately 99.1% of the voting power of our stockholders (based upon 3,647,474 shares of common and 3,269,998 shares of Series A Preferred Stock issued and outstanding). After the Merger Mr. Kepler will continue own shares of our outstanding capital stock (including shares of Series A Preferred Stock) representing approximately [●]% of the voting power of our stockholders and will sell to Leonard Sternheim shares of Series A Preferred Stock representing approximately [●]% of the voting power of our stockholders. As a result, Mr. Kepler has been able, and Mr. Sternheim will acquire the right in connection with the Merger, to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

Blackboxstocks is, and the Combined Company could continue to be, a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualifies for, and may elect to rely on, exemptions from certain corporate governance requirements that provide protection to the stockholders of companies that are subject to such corporate governance requirements.

Gust C. Kepler, who serves as a director, President and Chief Executive Officer of Blackboxstocks, beneficially owns all of the issued and outstanding shares of Blackboxstocks Series A Preferred Stock, representing more than 50% of the voting power for the election of members of the Blackboxstocks Board of Directors. Upon consummation of the Merger, it is expected that Leonard Sternheim will acquire 45% of Mr. Kepler’s shares of Series A Preferred Stock with Mr. Kepler retaining 55% of the issued and outstanding shares of Series A Preferred Stock. Mr. Kepler’s holdings will, at such time, represent approximately 46% of the total voting power of the combined company, which would not constitute voting control. Upon exercise of the Option Agreement, Mr. Sternheim would own 100% of the remaining outstanding Series A Preferred Stock which will likely vest Mr. Sternheim with voting control. However, neither Mr. Kepler, nor to his knowledge, Mr. Sternheim, currently have any expectations that the other will exercise the Option Agreement on or at any specific time after the Closing Date of the Merger. As equity holders of the combined company, both Mr. Kepler and the Company’s legacy stockholders have an interest in seeing the business of REalloys succeed after the Merger is consummated and Mr. Kepler does not believe there to be diverging interests to disclose at this time. Similarly, the combined company will have an interest in seeing the business of Blackbox.io Inc., a wholly owned subsidiary, succeed as well. Nevertheless, the Company expects that Mr. Kepler and/or Mr. Sternheim may consider exercising the Option Agreement in the event that the interests of the respective businesses of Blackbox Operating and REalloys cease to align in material respects, in which case either party could elect to protect their interests through exercise of the option. As a result, Blackboxstocks is, and the Combined Company could continue to be, a “controlled company” within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain of Nasdaq’s corporate governance requirements.

As a controlled company, the Combined Company may rely on certain exemptions from the Nasdaq standards that may enable us not to comply with certain Nasdaq corporate governance requirements, including the rules that require the Combined Company to have a board comprised of at least 50% independent directors, to have board nominations either selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors and to have officer compensation determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or by a majority of the independent directors. Upon the Closing, the Combined Company does not currently expect to take advantage of any of these exemptions. If in the event that the Combined Company elects to rely on certain exemptions from the Nasdaq standards provided to “controlled companies,” the Combined Company common stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

Except as related to the Series C Preferred Stock of the Combined Company, Blackboxstocks and REalloys do not anticipate that the Combined Company will pay any cash dividends on its common stock in the foreseeable future.

Except as related to the Series C Preferred Stock of the Combined Company, and pursuant to the terms of the Series C Certificate of Designations, the current expectation is that the Combined Company will retain its future earnings, if any, to fund the development and growth of the Combined Company’s business. As a result, capital appreciation, if any, of the common stock of the Combined Company will be your sole source of gain, if any, for the foreseeable future.

In the event that the Combined Company fails to satisfy any of the listing requirements of The Nasdaq Capital Market, its common stock may be delisted, which could affect its market price and liquidity.

Following the Merger, the Combined Company’s common stock is expected to be listed on The Nasdaq Capital Market. For continued listing on The Nasdaq Capital Market, the Combined Company will be required to comply with the continued listing requirements, including the minimum market capitalization standard, the corporate governance requirements and the minimum closing bid price requirement, among other requirements. In the event that the Combined Company fails to satisfy any of the listing requirements of The Nasdaq Capital Market, its common stock may be delisted. If the Combined Company is unable to list on The Nasdaq Capital Market, it would likely be more difficult to trade in or obtain accurate quotations as to the market price of the Combined Company’s common stock. If the Combined Company’s securities are delisted from trading on The Nasdaq Capital Market, and the Combined Company is not able to list its securities on another exchange or to have them quoted on Nasdaq, the Combined Company’s securities could be quoted on the OTC Bulletin Board or on the “pink sheets.” As a result, the Combined Company could face significant adverse consequences including:

●	a limited availability of market quotations for its securities;

●	a determination that its common stock is a “penny stock,” which will require brokers trading in its common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Combined Company’s securities;

●	a limited amount of news and analyst coverage for the Combined Company; and

●	a decreased ability to issue additional securities (including pursuant to short-form registration statements on Form S-3) or to obtain additional financing in the future.

An active trading market for Combined Company common stock may not develop.

The listing of Combined Company common stock on the Nasdaq Capital Market does not assure that a meaningful, consistent and liquid trading market exists. An active trading market for shares of Combined Company common stock may never develop or be sustained. If an active market for the Combined Company common stock does not develop, it may be difficult for investors to sell their shares either without depressing the market price for the shares or at all.

The Combined Company may acquire businesses or products, or form strategic alliances, in the future, and may not realize the benefits of such acquisitions.

The Combined Company may acquire additional businesses or products, form strategic alliances, or create joint ventures with third parties that it believes will complement or augment its existing business. If the Combined Company acquires businesses with promising markets or technologies, it may not be able to realize the benefit of acquiring such businesses if it is unable to successfully integrate them with its existing operations and company culture. The Combined Company may encounter numerous difficulties in developing, manufacturing, and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent it from realizing their expected benefits or enhancing its business. There is no assurance that, following any such acquisition, the Combined Company will achieve the synergies expected to justify the transaction, which could result in a material adverse effect on the Combined Company’s business and prospects.

Following the Merger, the Combined Company expects to take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies, which could result in the Combined Company’s common stock being less attractive to investors.

Following the Merger, the Combined Company expects to have a public float of less than $250 million and therefore qualify as a smaller reporting company under the rules of the SEC. As a smaller reporting company, we expect to be able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in our future SEC filings. Decreased disclosures in our future SEC filings due to our status as a smaller reporting company may make it harder for investors to analyze our results of operations and financial prospects. We cannot predict if investors will find the Combined Company’s common stock less attractive if we rely on these exemptions. If some investors find the REalloys common stock less attractive as a result, there may be a less active trading market for the Combined Company’s common stock and the stock price may be more volatile. The Combined Company may take advantage of the reporting exemptions applicable to a smaller reporting company until it is no longer a smaller reporting company, which status would end once it has a public float greater than $250 million. In that event, the Combined Company could still be a smaller reporting company if its annual revenues were below $100 million and it has a public float of less than $700 million.

Risks Related to REalloys Prior to the Consummation of the Merger

Unless otherwise indicated, reference in this section, “Risks Related to REalloys Prior to the Consummation of the Merger” and elsewhere in this joint proxy and consent solicitation statement/prospectus to the REalloys business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, the business, reputation, financial condition, results of operations, revenue and future prospects of the Combined Company. References in this section to the “Company,” “we,” “our,” or “us” generally refer to REalloys Inc.

Risks Related to REalloys’ Business and Industry

We are dependent on short term contract work and there are no guarantees that REalloys will receive any additional orders or contracts.

The Euclid Magnet Facility is currently producing rare earth metals and magnet materials for the DLA, the DOE’s AMES National Laboratory and NdFeB magnet industry clients. Contract works are short term in nature, often less than six months, and there are no guarantees that any additional orders will be receive by REalloys.

In addition to the short term limited rare earth metals and magnet materials contract works, the Euclid Magnet Facility is under development to significantly increase production of NdFeB magnet materials commencing in the fourth quarter of 2025 to expand to 500 metric tonnes per annum (“mtpa”) magnet materials and magnet production capacity by the second quarter of 2026 and 1,000 mtpa production of magnet materials and magnets by the second quarter of 2027. REalloys’ lack of commercial operating history at these forecasted volumes scale limits the accuracy of any forward-looking forecasts, prospects or business outlooks or plans.

REalloys may not be able to secure the necessary feedstock, offtake, or equipment in order to economically produce NdFeB magnet materials and magnets, including from the HLREE.

REalloys is in discussions with the Saskatchewan Research Counsel (“SRC”), located in Saskatoon, Saskatchewan Province, Canada to utilize, on a toll manufacturing basis, their SRC Separation Facilities to process HLREE concentrate and/or third party concentrate and/or light rare earth oxides and/or re-cycled magnets into light rare earth metals and/or heavy rare earth oxides. There can be no assurances that such discussions with the SRC will lead to a definitive agreement. Additionally, there are no assurances that the signing of a definitive agreement will lead to suitable and verified third party sources of rare earth concentrates and/or light rare earth oxides and/or re-cycled magnets and/or heavy rare earth oxides available for process at the SRC Separation Facilities prior to or after HLREE concentrate becomes available. Currently, the SRC Separation Facilities’ expansion to meet the forecasted feedstock requirements of the Euclid Magnet Facility is not scheduled to be commissioned until the second quarter of 2026 and any delays in completion, any capital and operating cost overruns and any quality issues will have an adverse impact on REalloys’ forecasted second quarter 2026 production schedules and financial viability.

REalloys realizes revenue at the Euclid Magnet Facility from contract works, which include the production of a limited amount rare earth metals and magnet materials for and on behalf of its clients. To date, REalloys has yet to realize any revenues from the direct production and/or sale of NdFeB magnet materials and magnet or critical minerals, or rare earth minerals, and its operating and capital investment and cash flow needs have been financed through the issuances of debt and equity raises and not through cash flows derived from its operations. As a result, REalloys has little historical financial and operating information available to help potential investors evaluate its performance. Any profitability in the future from our business will be dependent upon the development of the projects, the award of additional contract works beyond July 2025, and the production of NdFeB magnet materials and magnets, which is subject to numerous risk factors. Accordingly, REalloys may not realize profits, including in the medium to long term. Additional expenditures may be required for working capital purposes, including but not limited to meeting minimum expenditure commitments at the HLREE, constructing, completing and installing additional NdFeB magnet materials and magnet production equipment. Additionally, REalloys’ magnet materials and magnet production capabilities might not be able to fully utilize the nameplate capacity of the equipment.

REalloys also has limited operating history upon which to base estimates of future operating costs and capital requirements. Actual operating costs and economic returns of any and all of REalloys’ projects may materially differ from the costs and returns estimated, and accordingly our financial condition, results of operations and cash flows may be negatively affected. Further, REalloys has no history in operating a business, except for the Euclid Magnet Facility’s contract works, other than pursuing a business combination. In the near term, REalloys’ development and growth depends on its ability to: (i) to extend and source new contract works, (ii) successfully produce magnet materials and magnets at the Euclid Magnet Facility; (iii) secure additional reliable sources of Light Rare Earth Elements (“LREE”) and Heavy Rare Earth Elements (“HREE”) feedstock at prices that are acceptable and attractive to REalloys, (iv) receive processed LREE and HREE materials from the SRC Separation Facilities on acceptable commercial terms and conditions; and (v) secure additional NdFeB magnet materials and magnet customers that are willing and able to purchase REalloys’ magnet materials and magnets at prices that are expected to be profitable for REalloys. Delays in the completion of the expansion of the Euclid Magnet Facility could have a material adverse effect on our business, results of operations and financial condition as well as any delays to the completion and commissioning of the expansion at the SRC Separation Facilities, currently anticipated for the second quarter of 2025.

We may not be able to generate positive cash flows from our expected future business operations. Our long-term success will depend on implementing the business strategy and operational plan of REalloys, as well as our ability to generate revenues, achieve and maintain profitability and develop positive cash flows from our magnet materials and magnet production.

Our ability to continue with development of our business plan to produce and sell NdFeB magnet materials and magnets, to receive LREE and HREE products from the SRC Separation Facilities, and our plans regarding the Euclid Magnet Facility and the HLREE, ultimately depends on our ability to generate revenues, achieve and maintain profitability, and generate positive cash flow from our operations. We cannot assure you that our projects will result in achieving and maintaining profitability and developing positive cash flows. The economic viability of REalloys’ future business activities has many risks and uncertainties including, but not limited to:

●	a significant, prolonged decrease in the price of NdFeB magnet materials and magnets;

●	difficulty in marketing and/or selling NdFeB magnet materials and magnets;

●	significantly higher than expected capital costs and delays in constructing and commission our projects;

●	failure to reach a definitive agreement with SRC on the SRC Separation Facilities and/or any other toll processing facility;

●	delays to the commissioning of the expansion at the SRC Separation Facilities, currently schedule for the second quarter of 2026;

●	significantly higher than expected feedstock costs and/or source and secure suitable feedstock to support magnet materials and magnet production in the near term until HLREE is capable of satisfying our feedstock needs;

●	significant delays, reductions or stoppages of production activities;

●	shortages of adequate and skilled labor or a significant increase in labor costs;

●	secure additional contract works at the Euclid Magnet Facility;

●	implementation of any trade restrictions and tariffs on the movement of LREE and HREE from the SRC Separation Facilities to the Euclid Magnet Facility;

●	the introduction of significantly more stringent regulatory laws and regulations and associated delays in permitting including but not limited to further access to explore and develop, as applicable, the HLREE, the SRC Separation Facilities, and the Euclid Magnet Facility;

●	delays in the availability of necessary equipment, including construction or production equipment; and

●	adverse impacts from tariffs and trade restrictions by U.S.A. and/or Canada and/or other countries

REalloys’ future business activities may change because of any one or more of these risks and uncertainties.

We may experience time delays, unforeseen expenses, increased capital costs, and other complications while developing our projects, these could delay the start of revenue-generating activities and increase development costs.

The production of LREE and HREE materials, NdFeB magnet materials and magnets and mineral exploration and mining by nature involve significant risks and hazards, including environmental hazards, as well as industrial and mining accidents. These include, for example, occupational hazards, leaks, ruptures, explosions, chemical spills, seismic events, fires, cave-ins and blockages, flooding, discharges of gasses and toxic substances, contamination of water, air or soil resources, unusual and unexpected rock formation affecting mineralization or wall rock characteristics, ground or slope failures, rock bursts, wildfires, radioactivity and other accidents, incidents, or conditions resulting from mining or manufacturing activities, including, among others, blasting and the transport, storage and handling of hazardous materials. In particular, the production of LREE and HREE materials, NdFeB magnet materials and magnets involves the use of heavy equipment, operations at high temperatures and the use of dangerous chemicals, among others. These operations can be dangerous and safety incidents in these operations may cause damage to and loss of equipment, injury or death, monetary losses and potential legal liabilities. Any such incident could have a material adverse effect on our business, operating results and financial condition.

Furthermore, there is the risk that relevant regulators and others may impose fines and work stoppages for both compliant and non-compliant exploration, production or mining operating procedures and activities, which could reduce or halt exploration, production or mining until lifted. The occurrence of any of these events could delay or halt exploration and production, increase production costs and result in financial and regulatory liability for us, which could have a material adverse effect on our business, results of operations and financial condition. In addition, the relevant environmental authorities have issued and may issue administrative directives and compliance notices in the future, to enforce the provisions of the relevant statutes to take specific anti-pollution measures, continue with those measures and/or to complete those measures. The authorities may also order the suspension of part, or all of, our operations if there is non-compliance with legislation. Contravention of some of these statutes may also constitute a criminal offense and an offender may be liable for a fine or imprisonment, or both, in addition to administrative penalties. As a result, the occurrence of any of these events may have a material adverse effect on our business, results of operations and financial condition. REalloys may also face the risks of tariffs and other restrictions of trade as LREE and HREE materials cross international borders.

We may not be able to reach a definitive agreement with the SRC as regards to the utilization of the SRC Separation Facilities, or achieve terms favorable to us, or at all.

While we are currently in discussions with the SRC as related to the utilization of their SRC Separation Facilities, there can be no assurance that we will reach a definitive agreement with the SRC on favorable terms to REalloys, or at all. If we are unable to negotiate, finalize and maintain such agreement or enter into an alternative arrangement with another toll processing facility and/or satisfy the conditions therein, or if are only able to do so on terms that are unfavorable to us, this will have a negative effect on our supply chain, strategy and current projections, including projections related to future production capabilities. If this happens, our results of operations and financial condition could be materially and adversely affected.

We may not be able to fulfill the capital infusion requirements set forth in the PMTCM Share Exchange Agreement on or before the completion deadline set forth therein.

Pursuant to the PMTCM Share Exchange Agreement, as amended, REalloys is (I) required to complete a capital infusion into PMTCM in accordance with the following schedule (as revised): (a) $400,000 to be injected on or before June 30, 2025; (b) $200,000 to be injected on or before July 31, 2025; (c) $200,000 to be injected on or before August 31, 2025; and (d) the balance of $950,000 to be injected on or before the earlier of (i) September 30, 2025 or (ii) the date that is five (5) days after the date that REalloys completes a capital raise of no less than $5,000,000 and (II) otherwise consummates all transactions contemplated by the PMTCM Share Exchange Agreement by September 30, 2025 (subject to an automatic extension of up to ninety (90) days if the completion of the transactions contemplated by the PMTCM Share Exchange Agreement are delayed as a result of PMTCM inability to transfer the assets, intellectual property and contracts on a free and clear title basis) (the “PMTCM Completion Deadline”). Pursuant to the terms thereof, the PMTCM Share Exchange Agreement may be terminated by either party if the closing has not been completed on or prior to the PMTCM Completion Deadline, without liability to the terminating party on account of such a termination. Upon such termination, among other things: (i) PMTCM shareholders will be required to return any shares of REalloys issued as payment to such shareholders and (ii) REalloys will be required to return to PMTCM shareholders any shares of PMTCM issued to REalloys. As of the date of this joint proxy and consent solicitation statement/prospectus, all of the foregoing payments, other than the upcoming August 31, 2025, and September 30, 2025, payments have been made.

There can be no assurance that REalloys will be able to satisfy the foregoing requirements on or before the PMTCM Completion Deadline or that or that REalloys and PMTCM will be able to agree to further extensions of the PMTCM Completion Deadline or waiver of any of the foregoing requirements. If REalloys’ obligations are not completed within the expected timeframe, such delay may materially and adversely affect the synergies and other benefits that REalloys expects to achieve from the PMTCM Share Exchange Agreement (including the potential total loss of anticipated benefits if the agreement is terminated and the share exchange is unwound pursuant to the terms thereof, as further described above) and could result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the acquisition. Such failure could also significantly delay the execution of REalloys’ second phase of its overall business strategy of establishing a North American integrated magnet materials and magnet supply chain.

We may not be able to fulfill the purchase price payment requirements set forth in the Strategic Metals Agreement on or before the deadline set forth therein.

On May 29, 2024, we entered into a share purchase agreement with Strategic Metals, pursuant to which we acquired 100% of Strategic Metals, which holds 100% of the HLREE (the “Strategic Metals Agreement”). Pursuant to the terms of the Strategic Metals Agreement, the purchase price for Strategic Metals is payable by REalloys in scheduled instalments with contractual obligations to be completed on or before July 31, 2025, along with a payment of $3,332,500 (the “Strategic Metals Completion Deadline”). Pursuant to the terms of the Strategic Metals Agreement, if REalloys is unable to complete the payment by the Strategic Metals Completion Deadline then the shareholders of Strategic Metals may in their sole and unfettered discretion terminate the Strategic Metals Agreement and shall be released from all obligations thereunder and REalloys will be required to return the portion of the purchased shares that have not been paid for to the shareholders of Strategic Metals.

There can be no assurance that REalloys will be able to satisfy the foregoing purchase price payment requirements on or before the Strategic Metals Completion Deadline or that or that REalloys and Strategic Metals will be able to agree to any extensions of the Strategic Metals Completion Deadline or waiver of any of the foregoing requirements. If REalloys’ obligations are not completed within the expected timeframe, such delay may materially and adversely affect the synergies and other benefits that REalloys expects to achieve from the Strategic Metals acquisition and could result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the acquisition.

We may not successfully establish or maintain collaborative, joint venture and licensing arrangements, which could adversely affect our ability to vertically integrate into further mid-stream and downstream processing of NdFeB magnet materials and magnets.

A key element of our long-term business strategy is to vertically integrate into further downstream and mid-stream processing of NdFeB magnet materials and magnets. To implement this vertical integration strategy successfully, we are currently negotiating an agreement with the SRC and the use of their SRC Separation Facilities and may seek further strategic arrangement and agreements. We may also need to license certain intellectual property related to these mid-stream and downstream processes and/or develop the ability, or collaborate with, purchase, or form a joint venture with existing participants in the LREEs, HREEs and magnet materials and magnet production supply chain. In addition, other licenses that may be necessary for some of these mid-stream and downstream processing steps have not yet been obtained. Any failure to establish or maintain collaborative, joint venture or licensing arrangements to produce mid-stream and downstream products on favorable terms could adversely affect our business prospects, financial condition or ability to develop and commercialize downstream magnet materials and magnets.

We are dependent directly and indirectly on US government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited as the targeted NdFeB magnet materials and magnet clients of REalloys include direct sale of materials to the US government and to companies reliant on US government contracts. The interruption of or termination or failure to fund, or negative audit findings for, one or more of these contracts could have an adverse impact on our business, financial condition, results of operations and cash flows.

REalloys is aiming to build a secured fully integrated North American high-performance NdFeB magnet materials and magnet supply chain and contract works for the US Protected Markets. Over its lifetime, a US government program may be implemented by the award of many different individual contracts and subcontracts. REalloys’ non-US government clients are also heavy reliant on US government funding. As such, we are subject to both direct and indirect impacts on US government funding and programs. The funding of US government programs is subject to US Congressional appropriations. In recent years, US government appropriations have been affected by larger US government budgetary issues and related legislation. Although multi-year contracts may be authorized and appropriated in connection with major procurements, Congress generally appropriates funds on a government fiscal year basis. Procurement funds are typically made available for obligation over the course of one to three years. Consequently, programs often initially receive only partial funding, and additional funds are obligated only as Congress authorizes further appropriations. We cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of the annual appropriations process ultimately approved by Congress and the President of the United States or in separate supplemental appropriations or continuing resolutions, as applicable. The termination of funding for a US government program would result in a loss of anticipated future revenue attributable to that program, which could have an adverse impact on our operations. In addition, the termination of a program or the failure to commit additional funds to a program that already has been started could result in lost revenue and increase our overall costs of doing business.

Generally, US government contracts are subject to oversight audits by US government representatives. Such audits could result in adjustments to our direct contract costs as well as indirectly by our non-US government clients’ contract costs. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and such costs already reimbursed must be refunded. We have recorded contract revenue based on costs we expect to realize. However, we do not know the outcome of any future audits and adjustments, and we may be required to materially reduce our revenue or profits upon completion and final negotiation of audits. Negative audit findings could also result in termination of a contract, forfeiture of profits, suspension of payments, fines or suspension or debarment from US government contracting or subcontracting for a period of time.

In addition, US government contracts generally contain provisions permitting termination, in whole or in part, without prior notice at the US government’s convenience upon payment only for work done and commitments made at the time of termination. We can give no assurance that one or more of our US government contracts will not be terminated and this also applies to our non-US government clients thar are reliant on US government contracts. Also, we can give no assurance that we would be able to procure new contracts to offset the revenue or backlog lost as a result of any termination of our and/or our non-US government US government contracts. Because a significant portion of our revenue and our non-US government clients’ US government contracts will be dependent on performance and payment under our US government contracts, the loss of one or more large contracts could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Conducting business with the US government is also subject to specific procurement regulations and a variety of socioeconomic and other requirements. These requirements, although customary in US government contracts, will increase our performance and compliance costs. These costs might increase in the future, thereby reducing our margins, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

In addition, the US government has and may continue to implement initiatives focused on efficiencies, affordability and cost growth and other changes to its procurement practices, such as those pursued by the recently created Department of Government Efficiency (“DOGE”). On January 20, 2025, President Trump announced an executive order establishing the DOGE to maximize government efficiency and productivity. In February 2025, President Trump stated that he has directed DOGE to review Pentagon spending for potential waste and fraud. Pressures on and uncertainty surrounding the US federal government’s budget and potential changes in budgetary priorities, could adversely affect our revenue, financial condition, and results of operations. President Trump, through executive orders, as well as at the direction of the US Office Management and Budget, have implemented further US government expenditure cuts and reductions, including but not limited to, repeal of a waiver that expedited the use of DPA Title III funds for the DIB. These initiatives and changes to procurement practices may change the way US government contracts are solicited, negotiated and managed, which may affect whether and how we pursue opportunities to provide our products and services to the US government, including the terms and conditions under which we do so, which may have an adverse impact on our business, financial condition, results of operations and cash flows.

Additionally, on March 20, 2025, President Trump issued an executive order titled “Immediate Measures to Increase Mineral Production,” aimed at accelerating domestic mineral production by expediting permits, prioritizing federal land use and expanding investment opportunities. These measures could adversely impact the development and execution of REalloys North American integrated high-performance NdFeB magnet materials supply chain for the following reasons, including but not limited to:

●	the location of the HLREE in Canada;

●	the location of the SRC Separation Facilities in Canada; and

●	the potential for our competitors’ US-only located projects to receive funding and contract works at the expense of our business.

There could be both tariff and other trade restrictions between the US and/or Canada and/or other countries that might have significant negative impacts on REalloys’ business strategy and negatively impact cash flows.

Changes in US federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations.

Changes in US federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations. For example, during the prior Trump administration, increased tariffs were implemented on goods imported into the US, particularly from China, Canada, and Mexico. On February 1, 2025, the US imposed a 25% tariff on imports from Canada and Mexico, which were subsequently suspended for a period of one month, and a 10% additional tariff on imports from China. Historically, tariffs have led to increased trade and political tensions, between not only the US and China, but also between the US and other countries in the international community. In response to tariffs, other countries have implemented retaliatory tariffs on US goods. Political tensions because of trade policies could reduce trade volume, investment, technological exchange, and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any changes in political, trade, regulatory, and economic conditions, including, but not limited to, US and China trade policies, could have a material adverse effect on our financial condition or results of operations.

Until the HLREE can satisfy our feedstock needs, if ever, our business is subject to the availability of LREE and HREE oxides, re-cycle magnets, and other mineral feedstock, in quantities and prices that allow REalloys to develop and commercially operate the Euclid Magnet Facility and related production of its products.

William J. Lewis, P.Geo. of Micon International Limited prepared a S-K 1300 Technical Report (“Technical Report”) on HLREE dated December 6, 2024, and we plan to de-risk this project as recommended in the Technical Report while concurrently expanding the capabilities and capacity of the Euclid Magnet Facility. HLREE is at the exploration phase and is not and production and therefore is not able to satisfy the feedstock needs necessary for the development and commercial operation of our Euclid Magnet Facility and may never be able to do so. Unless and until HLREE is capable of satisfying our feedstock needs, we will be required to enter into feedstock supply agreements with third parties. We currently intend on sourcing rare earth feedstocks for the SRC Separation Facilities to process and deliver to the Euclid Magnet Facility from verified third-party sources prior to the development of the HLREE. We are in the process of pursuing feedstock supply and offtake arrangements with potential counterparties to provide adequate sources of feedstock for the purchase of all or substantially all our production from the Euclid Magnet Facility, once operational, on terms favorable to us. Such arrangements may not be able to provide all the feedstock which we may require or at economical or favorable prices to us. If we are unable to secure supply agreements that ensure that all our feedstock needs are met or if we are able to secure such agreements, but the counterparties fail to meet their obligations, we may not achieve our goals. If this happens, our results of operations and financial condition could be materially and adversely affected.

The planned development of the HLREE involves numerous uncertainties that could affect the feasibility or profitability of the project.

The HLREE Technical Report includes a description of risks related to HLREE, which are further described below:

●	local grade continuity issues, which could lead to poor grade forecasting;

●	local density variability, which could lead to misrepresentation of the in-situ tonnes, which in turn also affects the in-situ metal content estimate;

●	geologic interpretation, which if such geologic interpretation and assumptions (geometry and continuity) used are used inaccurately, could lead to a potential lack of grade or continuity;

●	metallurgical recoveries being based on limited test work, which could lower-than-assumed recovery, or varying rock type;

●	difficulty in attracting experienced professionals, which could lead to technical work quality being impacted and/or delayed;

●	conceptual future mine plans being based on limited geotechnical test work, which could lead to the selection of differing mining methods and dimensions from what is currently being assumed; and

●	environmental or social issues, which could lead to the delay or halting of further studies.

The above risks are only a subset of the overall risks associated with potential development of the HLREE. In addition to the risks stated above, REalloys believes that additional risks are associated with the potential development of HLREE as described in this section.

There is no history of producing minerals from HLREE. The HLREE is an exploration stage property in the early stage of exploration and evaluation. Mine development projects typically require a number of years and significant expenditures during the exploration and development phases before production is possible. The economic feasibility of exploration and development projects is based on many factors, such as the following:

●	completion of feasibility studies to evaluate mineral resources and mineral reserves and commercial viability;

●	the timing and cost, which can be considerable, of further exploration, licensing, permitting and construction of infrastructure, mining, processing and/or beneficiation facilities;

●	our ability to utilize our proprietary process technologies, which could encounter problems or unexpected costs in scale-up;

●	securing commercially viable sales outlets for our LREE and HREE, NdFeB magnet materials and magnet products;

●	the potential need to enter into joint venture or other partnership arrangements to develop the projects;

●	the availability and costs of equipment, supplies and skilled labor, as required;

●	the availability and cost of appropriate processing and/or refining arrangements, if required;

●	compliance with environmental and other governmental approval and permit requirements;

●	the availability of funds to finance exploration, development, and construction activities, as warranted;

●	future prices for rare earth minerals and NdFeB magnet materials and magnets;

●	potential opposition from non-governmental organizations, environmental, indigenous, or local groups or inhabitants that may delay or prevent development activities;

●	potential increases in exploration, construction, and operating costs due to changes in the cost of labor, fuel, power, materials, or supplies;

●	potential shortages of mineral processing and/or beneficiation, construction or other facilities-related equipment or supplies; and

●	the ability to attract and retain talent for development and operation of the HLREE and downstream beneficiation facilities.

The costs, timing and complexities of exploration, development and construction activities may be increased by the location of HLREE (or other properties that may subsequently be acquired) and demand by other mineral exploration and mining companies. It is common in exploration programs and in development, construction, and mine start-ups to experience unplanned problems and delays. Accordingly, our activities may not result in profitable mining operations, and we may not succeed in establishing mining operations or profitably producing minerals from our projects at all or in a reasonable timeframe.

Our mineral resource estimates may be materially different from mineral reserves and final quantities we may ultimately recover, our estimates of life-of-mine may prove inaccurate and market price fluctuations and changes in operating and capital costs may render all or part of our mineral resources uneconomic to extract.

We have reported our mineral resource estimates (“Mineral Resource Estimates”) in accordance with the requirements of the Modernization of Property Disclosures for Mining Registrants set forth in subpart 1300 of Regulation S-K. Our reported Mineral Resources Estimates represent resource quantities of 711,000 tonnes of TREO in the Measured category at 1.858%, and 1,442,000 tonnes of TREO in the Indicated category at 1.929%, for a combined total of 2,153,000 tonnes of TREO at 1.884% that have a reasonable expectation for eventual economic extraction and refinement under anticipated geological and economic conditions. There are numerous uncertainties inherent in estimating quantities of mineral resources and in projecting potential future mineral reserves and rates of mineral production, including many factors beyond our control. The accuracy of any mineral resource and mineral reserves estimate is a function of a number of factors, including the quality of the methodologies employed, the quality and quantity of available data and geological interpretation and judgment, and is also dependent on economic conditions, such as commodity prices and exchange rates, and market prices being generally in line with estimates.

Furthermore, estimates of different geologists and mining engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates due to, for example, fluctuations in the market price of ores and metals, reduced metal recovery or increased production costs due to inflation or other factors which may render mineral resources containing lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of mineral resources and may adversely impact future cash flows. Furthermore, mineral resource and reserve estimates are based on limited sampling and, consequently, are uncertain as the samples may not be representative of the entire body of mineralization. As a better understanding of a body of mineralization is obtained, the estimates may change significantly. In addition, the mineral reserves we ultimately exploit may not conform to geological, metallurgical or other expectations and the volume and grade of ore recovered may be below the estimated levels. Mineral resources data is not indicative of future production.

Substantial capital expenditure is required to identify and delineate mineral resources through geological and geotechnical surveying and drilling, to identify geological features that may prevent or restrict the extraction of ore, to determine the metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Accordingly, it may not always be possible or economical to conduct such exercises at regular intervals or at all in the future.

There can be no assurance that we will in the long term be able to identify additional mineral resources and reserves or continue to extend the mine life of our existing operations. Without such additional mineral resources and reserves, any increase in the level of annual production would therefore shorten the life of our existing operations. Any failure to identify, delineate and realize mineral resources and reserves in the future could have an adverse effect on our business, financial condition, results of operations, prospects or liquidity.

Mineral operations are subject to market forces outside of our control which could negatively impact us.

The marketability of minerals is affected by numerous factors beyond our control including market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand. One or more of these risk elements could have an impact on the costs of our operations and, if significant enough, could impact on our business and financial conditions.

We may be adversely affected by fluctuations in demand for, and prices of, NdFeB magnet materials and magnets and necessary feedstock.

Because our revenue is, and will for the foreseeable future be, derived primarily from the production and sale of NdFeB magnet materials and magnets other than contract works at the Euclid Magnet Facility, changes in demand for, and the market price of, and taxes and other tariffs and fees imposed upon such products and their input could significantly affect our profitability. Our financial results may be significantly adversely affected by declines in the prices of NdFeB magnet materials and magnets or increases in the prices of necessary feedstock. NdFeB magnet materials and magnet prices may fluctuate and are affected by numerous factors beyond our control such as interest rates, exchange rates, taxes, tariffs, inflation or deflation, fluctuation in the relative value of the US dollar against foreign currencies on the world market, shipping and other transportation and logistics costs, global and regional supply and demand for NdFeB magnet materials and magnets, potential industry trends, such as competitor consolidation or other integration methodologies, and the political and economic conditions of countries that produce and procure NdFeB magnet materials and magnets. Furthermore, supply side factors have a significant influence on price volatility for critical and rare earth minerals, necessary feedstock, and NdFeB magnet materials and magnet prices. Supply of rare earth minerals, necessary feedstock, and NdFeB magnet materials and magnets is currently dominated by Chinese producers. The Chinese Central Government regulates production via quotas and environmental standards and has and may continue to change such production quotas and environmental standards. Periods of over supply or speculative trading of critical and rare earth minerals can lead to significant fluctuations in the market price and supply of critical and rare earth minerals and magnets. The Chinese Central Government has also restricted the export of processing equipment for the production of rare earths minerals, magnet materials and magnets and this could have adverse impact on our projects.

In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to critical and rare earth minerals supply and demand and ultimately to the broader markets. While some periods of high critical and rare earth mineral market prices generally are beneficial to our financial performance if we are producing rare earth minerals, if ever, or if magnet materials and magnet prices rise in concert with such higher mineral prices, strong critical and rare earth mineral prices however also create economic pressure to identify or create alternate technologies that ultimately could depress future long-term demand for NdFeB magnet materials and magnets or increase our feedstock costs, and at the same time may incentivize development of competing mining properties.

Additionally, because we are and will be in the future heavily dependent on third parties for feedstock, changes in the demand for, the market price of, or taxes, tariffs, or other fees imposed on such feedstock may affect our ability to acquire our supply needs at an economical price. Changes in the price of feedstock could materially and adversely affect our operations and ultimate financial results.

We may not be able to convert current commercial discussions and/or memorandums of understanding with customers for the sale of our NdFeB magnet materials and magnets and other products into definitive contracts, which may have a negative effect on our business.

REalloys does not currently have any contractually committed customers for the planned output and delivery of NdFeB magnet materials and magnets, except for existing contract works at the Euclid Magnet Facility. We are actively working on an expansion project to increase production from current levels for contract works to 500 mtpa of NdFeB magnet materials and magnets. Our success depends on our ability to generate revenue and operate profitably, which depends in part on our ability to identify target customers and convert such contacts into meaningful orders or expand on current customer relationships. REalloys does not currently have any revenue or definitive off-take or sales agreements with customers in place, except for existing contract works at the Euclid Magnet Facility. Although REalloys is in periodic discussions with potential customers regarding potential offtake agreements, there is no assurance that the parties will be able to reach an agreement or that REalloys will be able to produce and deliver the required NdFeB magnet materials and/or magnets in accordance with the customer’s required specifications and timing requirements. If we are unable to negotiate, finalize and maintain such agreements and satisfy the conditions thereto in order to enter into definitive agreements, or are only able to do so on terms that are unfavorable to us, we will not be able to generate any revenue, which would have a material adverse effect on our business, prospects, operating results and financial condition.

We anticipate that in some cases our products will be delivered to certain customers on an early trial deployment basis, where such customers can evaluate whether our products meet their performance requirements before they commit to meaningful orders of our products. If our targeted customers do not commit to making meaningful orders, or at all, it could adversely affect our business, prospects and results of operations. Our customers may require protections in the form of price reductions and similar arrangements that allow them to require us to deliver additional products or reimburse them for losses they suffer as a result of our late delivery or failure to meet agreed upon specification. Delays in delivery of our products, unexpected performance problems or other events could cause us to fail to meet these contractual commitments, resulting in delays in obtaining the necessary materials used in our production process, defects in material or workmanship or unexpected problems in our manufacturing process, which could lead to unanticipated revenue and earnings losses and financial penalties. The occurrence of any of these events could harm our business, prospects, results of operations and financial results.

Prior to reaching expected production rates at the Euclid Magnet Facility, we intend to enter short- and long-term sales contract works with existing and new customers. However, there can be no assurance that these customers will enter sales contracts for our products. Even if we do enter into offtake and/or sales agreements, we may fail to deliver the product required by such agreements or may experience production costs more than the fixed price to be paid to us under such agreements. The failure to enter such contracts may have a material adverse effect on our financial position and results of operations.

The success of our business will depend, in part, on the growth of existing and emerging uses for NdFeB magnet materials and magnets.

Our strategy is to produce and sell NdFeB magnet materials and magnets, which are used in US Protected Markets, and other existing and emerging technologies, such as, among others, hybrid and electric vehicles, wind turbines, robotics, medical equipment, military equipment and other high-growth, advanced motion technologies. The success of our business accordingly depends on the continued growth of these end markets and successfully commercializing NdFeB magnet materials and magnets, in such markets. If the market for these existing and emerging technologies does not grow as we expect, if it grows more slowly than we expect, or if the demand for our products in these markets decreases, then our business, prospects, financial condition and operating results could be harmed. In addition, the market for these technologies tends to be cyclical, which exposes us to increased volatility, and it is uncertain as to how such macroeconomic factors will impact our business.

A prolonged or significant economic contraction in the United States or worldwide could put downward pressure on market prices of NdFeB magnet materials and magnets. Protracted periods of low prices for NdFeB magnet materials and magnets could significantly reduce revenues and the availability of required development funds in the future. This could cause substantial reductions to, or a suspension of, magnet production operations, impair asset values and reduce our results of operations and financial condition.

Demand for REalloys’ products may be impacted by demand for downstream products incorporating NdFeB magnet materials and magnets, including hybrid and electric vehicles, wind turbines, robotics, medical equipment, military equipment and other high-growth, advanced motion technologies, as well as demand in the general automotive and electronic industries. Lack of growth or changes in these markets may adversely affect the demand for our products. Any unexpected costs or delays in the commercialization of NdFeB magnet materials and magnets or any of our other expected products, or less than expected demand for the critical existing and emerging technologies that use NdFeB magnet materials and magnets, could have a material adverse effect on our financial condition or results of operations.

An increase in the global supply of NdFeB magnet materials and magnets, or dumping, predatory pricing and other tactics by our competitors or state actors may adversely affect our profitability.

The pricing and demand for NdFeB magnet materials and magnets is affected by a number of factors beyond our control, including growth of economic development and the global supply and demand for NdFeB magnet materials and magnets. China is projected to account for a substantial portion of global NdFeB magnet materials and magnet production in the near future. China dominates the manufacture of metals and NdFeB magnet materials and magnets from rare earths, capabilities that are not currently materially present in the United States, and the Chinese Central Government regulates production via quotas and environmental standards. Over the past few years, there has been significant restructuring of the Chinese markets in line with China Central Government policy. If we reach anticipated production rates for NdFeB magnet materials and magnets and other planned downstream products and subsequently become fully operational and integrated, increased competition may lead our competitors to engage in predatory pricing or other behaviors designed to inhibit further downstream integration. Any increase in the amount of NdFeB magnet materials and magnets or related products available in the market, including those exported from other nations would result in increased competition and may result in price reductions, reduced margins or loss of potential market share, any of which could materially adversely affect our profitability. As a result of these factors, we may not be able to compete effectively against current and future competitors.

Industry consolidation may result in increased competition, which could result in a reduction in revenue.

Some of our competitors have made, or may make, acquisitions or enter partnerships or other strategic relationships to achieve competitive advantages. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as demand for rare earth materials increases. Industry consolidation may result in competitors with more compelling product offerings or greater pricing flexibility than we have, or business practices that make it more difficult for us to compete effectively, including based on price, sales, technology or supply. For example, in December 2021, China merged three state entities to establish the China Rare Earth Group Co. Ltd (“China Rare Earth Group”), that accounts for more than half of China’s heavy rare earths supplies. China Rare Earth Group has enhanced pricing power of key rare earths, such as dysprosium and terbium, which has brought changes to the global rare earth supply chain. These competitive pressures could have a material adverse effect on our business.

Our ability to generate revenue will be diminished if we are unable to compete with substitutions for our rare earth, NdFeB magnet materials and magnets.

Technology changes rapidly in the industries and end markets that utilize our materials. If these industries introduce new technologies or products that no longer require the rare earth materials or NdFeB magnet materials and magnets we produce or may produce in the future, or suitable substitutes become available, this could result in a decline in demand for our rare earth materials or NdFeB magnet materials and magnets. If the demand for our rare earth materials or NdFeB magnet materials and magnets decreases, it will have a material adverse effect on our business and the results of our operations.

The HLREE is at the exploration stage and REalloys has not commenced construction or commission of the mine nor related facilities, and the development of the HLREE into a producing mine is subject to a variety of risks, any number of which may cause the development of the HLREE into a producing mine to not occur, be delayed, or not result in the commercial extraction of minerals.

The area comprising the HLREE might not be able to be commercially mined, and our ongoing exploration programs may not result in the development of profitable commercial mining operations. Few properties or deposits that are explored are ultimately developed into producing mines. Major expenses will be required to complete the HLREE. We may not be able to develop the HLREE into an operating mine and doing so may not result in the commercial extraction of mineral deposits. There are many factors that may result in the HLREE not reaching completion or production, including failure to obtain adequate funding, failure to successfully complete a preliminary feasibility study (“PFS”) or a definitive feasibility study (“DFS”) that indicates that the project could profitably produce rare earth minerals, failure to meet lease related timelines, failure to satisfy other operational risks regarding obtaining adequate power, water, expertise and human resources, failure to obtain and sustain the necessary permits for operations and other aspects of the business of operating the HLREE, failure to produce a HLREE concentrate from mining operations, and failure to be able to technically extract LREE and HREE oxides from HLREE concentrate. We may never reach commercial or profitable production of rare earth minerals. Even if the HLREE is mined, we may not realize profits from our exploration or development activities in the short, medium, or long term. The actual risks that we will face in the future in connection with the HLREE are unknown at this time, but may include:

●	The preliminary and definitive feasibility studies, when delivered, may not support the economic viability of the HLREE moving forward, and the assumptions used in the studies to underpin the viability of the HLREE (including, but not limited to, the prices of critical minerals, rare earth minerals or lithium) may not remain accurate in the future.

●	REalloys is in the process of de-risking the HLREE in connection with the HLREE Technical Report, but it may not be able to do so. If we are unable to de-risk the HLREE, our business and results of operations may be harmed.

●	An increase in the global supply of rare earth magnets or critical and rare earth minerals related products, dumping, predatory pricing and other tactics by our competitors or state actors may adversely affect our profitability.

●	When compared to many industrial and commercial operations, mining exploration and development projects are high risk and subject to uncertainties. Each mineral resource is unique and the nature of mineralization, and the occurrence and grade of the minerals, as well as behavior of the mineral resource during mining, are unpredictable. Any mineral resource estimates may be materially different from mineral quantities we may recover, any life-of-mine estimates may prove inaccurate and market price fluctuations and changes in operating and capital costs may render mineral resources uneconomic to mine. Uncertainty and/or error in our estimates of minerals in the areas comprising the HLREE could result in lower-than-expected revenues and higher-than-expected costs.

●	The mining and production of rare earth and critical minerals and related products is a highly competitive industry in a high demand and growth environment and additional rare earth and critical mineral manufacturing, refining and mining competitors could result in a reduction in revenue.

●	The imposition of tariffs related to rare earths and other critical minerals and a resulting trade dispute could disrupt the market for REalloys products.

●	The mining and production of rare earth and critical minerals and related products is a capital-intensive business that requires the commitment of substantial resources; if we do not have sufficient capital or resources to provide for such activities, it could negatively impact our business.

●	The performance of the HLREE will depend on its ability to reach favorable production rates for the separation of LREEs and HREEs oxides.

●	The revenue generated by HLREE may be negatively impacted by possible competition from substitutions for critical and rare earth minerals.

●	Our continued growth depends on our ability to obtain commercial deployment of REalloys’ mineral processing and purification technology, or the identification of third-party technologies or processes, and the ability of any such technology and/or processes to efficiently process and purify one or more feedstocks of mixed rare earth mineral concentrates.

●	Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated, and future development activities may not result in profitable mining, processing or production operations.

●	HLREE has no operating history on which to base estimates of future operating costs and capital requirements. Before operations commence, any projections we may produce are based upon estimates and assumptions made at the time they were prepared. If these estimates or assumptions prove to be incorrect or inaccurate, our actual operating results may differ materially from any forecasted results.

●	Our resource estimates, if any, may change significantly when new information or techniques become available. In addition, by their very nature, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional fieldwork and analysis, our estimates, if any, are likely to change and these changes may result in a reduction in our resources. These changes may also result in alterations to our development and mining plans, which may, in turn, adversely affect our operations.

●	We face opposition from organizations that oppose mining which may disrupt or delay our HLREE.

●	We will be required to obtain and sustain governmental permits and approvals to develop and operate the HLREE, a process which is often costly, time-consuming and somewhat uncertain as to the outcome. These permits may include permits related to disposal of radioactive mineral waste, which will depend on how REalloys’ conducts its processing operations in the future as well as what thresholds (regarding whether a permit is required or not) are set by the government at that point in time. Failure to obtain or retain any necessary permits or approvals for our planned operations may negatively impact on our business.

●	Land reclamation and mine closure may be burdensome and costly.

●	Because of the dangers involved in the mining of minerals, there is a risk that we may incur liability or damages as we conduct our business.

●	REalloys and its management may not have a complete or accurate understanding of the risks the company may face in the future related to the HLREE.

REalloys’ operates in a highly competitive industry in a high demand and growth environment and additional manufacturing, refining and mining competitors could result in a reduction in revenue.

The rare earth magnet production and critical and rare earth minerals mining and processing markets are capital intensive and competitive. Production of NdFeB magnet materials and magnets, and critical and rare earth minerals is dominated by our Chinese competitors. These competitors may have greater financial resources, as well as other strategic advantages to operate, maintain, improve and possibly expand their facilities. Additionally, our Chinese competitors have historically been able to produce at relatively low costs due to domestic economic and regulatory factors, including less stringent environmental and other governmental regulations and lower labor and benefit costs. For instance, many of our Chinese competitors dispose of the waste material from beneficiation in wet tailings dams, which are significantly less expensive to operate and potentially more harmful to the environment than the dry tailings method that we would expect to employ. Even upon successful completion of our planned business stages and/or projects, if we are not able to achieve our anticipated costs of production, then any strategic advantages that our competitors may have over us, including, without limitation, lower labor, compliance and production costs, could have a material adverse effect on our business.

Some of our competitors have made, or may make, acquisitions or enter partnerships or other strategic relationships to achieve competitive advantages. In addition, new entrants who are not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as demand for NdFeB magnet materials and magnets and critical and rare earth materials increases. Industry consolidation may result in competitors with more compelling product offerings or greater pricing flexibility than we have, or business practices that make it more difficult for us to compete effectively, including based on price, sales, technology or supply. These competitive pressures could have a material adverse effect on our business.

Mineral Resource estimates are based on interpretation and assumptions and could be inaccurate or yield less mineral production under actual conditions than is currently estimated. Any material changes in these estimates could affect the economic viability of the HLREE, our financial condition and ability to be profitable.

The estimates for mineral resources, including those included in the HLREE Technical Reports, are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved. There are numerous uncertainties inherent in estimating mineral resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any mineral resources estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, if any. If our actual mineral resources are less than current estimates or if we fail to develop our mineral resources base through the realization of identified mineralized potential, our results of operations or financial condition may be materially and adversely affected. Evaluation of mineral resources occurs from time to time, and they may change depending on further geological interpretation, drilling results and mineral and magnet prices.

Changes in China’s or the United States’ political environment and policies, including changes in export/import policy may adversely affect our business.

Because all of the current dominance of China in the critical and rare earth minerals industry, the possibility of adverse changes in trade or political relations with China, political instability in China, increases in labor or shipping costs, the occurrence of prolonged adverse weather conditions or a natural disaster such as an earthquake or typhoon, or the outbreak of global pandemic disease, could severely interfere with our industry and would have a material adverse effect on our operations.

Our sales may be adversely affected by the current and future political environment in China and the policies of the China Central Government. China could oversupply our markets in the United States and elsewhere with either cheaper magnet products or rare earth minerals or feedstock. China has historically heavily subsidized its domestic rare earth producers with respect to both rare earth feedstock and magnets. The United States government has called for substantial changes to foreign trade policy with China and has from time to time raised (as well as has proposed to further raise in the future), tariffs on several Chinese goods. China has at times retaliated with increased tariffs on United States goods, or the ban of exports of rare earth technologies and feedstock to other countries such as the United States. While some impacts of Chinese trade policy may be beneficial for our business, any changes in United States trade policy could trigger retaliatory actions by affected countries, including China, resulting in trade wars which could likely result in increased volatility in the prices of rare earth and critical minerals, necessary feedstock, and NdFeB magnet materials and magnets. Furthermore, unless and until these dynamic changes in favor of the increased competitiveness of domestic production, domestic production may not be economically viable in the global marketplace. As we are heavily dependent upon third-party feedstock unless and until the HLREE becomes a producing mine capable of satisfying our feedstock needs, if ever, and as China currently dominates the global supply of rare earth feedstock necessary for the production of NdFeB magnet materials and magnets, any changes in United States and China relations, including through changes in policies by the Chinese government could adversely affect our financial condition and results of operations, including: changes in laws, regulations or the interpretation thereof, confiscatory taxation, governmental royalties, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises.

The production of NdFeB magnet materials and magnets is a capital-intensive business that requires the commitment of substantial resources; if we do not have sufficient capital or other resources necessary to provide for such production, it could negatively impact our business.

NdFeB magnet materials and magnet production require large amounts of capital, and long-term production and processing requires significant capital investment, working capital, and ongoing maintenance expenditure. We expect to materially increase our capital expenditure and working capital requirements to begin production of NdFeB magnet materials and magnets and support the growth of our business and operations. Our business plan is based on, among other things, expectations as to capital expenditures and if we are unable to fund those capital expenditures or the level of necessary capital expenditures increases above our current expectations, we will not achieve the targets set forth in our business plan or be able to develop currently contemplated or future capital projects or be able to continue production at cost-effective levels. We may not be able to raise additional capital (debt or equity) to complete or fund our projects. Furthermore, any such reduction in capital expenditure may cause us to forego some of the benefits of any future increases in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project once delayed, which may adversely affect our results of operations or financial condition.

The amount of capital required for completion and build-out of the REalloys’ Projects may increase materially from our current estimates, and we expect to raise further funds through equity or debt financing, joint ventures, production sharing arrangements or other means. Consequently, we depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth.

Until commercial production is achieved by our projects, we will continue to incur operating and investing net cash outflows associated with including, but not limited to, build out and growth of our Euclid Magnet Facility, maintaining and acquiring properties, undertaking ongoing activities, funding the working capital requirements of our contract works and the funding obligations to develop the assets of our projects. We will require additional capital to fund our ongoing operations, complete our Euclid Magnet Facility, potentially invest into expanding production at the SRC Separation Facilities and — in connection with our HLREE — explore and define HREE mineralization and establish any future mining or HREE manufacturing operations. Such additional funding may not be available to us on satisfactory terms, or at all.

In order to finance our future ongoing operations and future capital needs, we will require additional funds through the issuance of additional equity or debt securities. Depending on the type and terms of any financing we pursue, stockholders’ rights and the value of their investment in our shares of common stock could be reduced. Any additional equity financing will dilute shareholdings. If the issuance of new securities results in diminished rights to holders of our common stock, the market price of our common stock could be negatively impacted. New or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact operating results.

If we are unable to obtain additional financing, as needed, at competitive rates, our ability to fund our current operations and implement our business plan and strategy will be affected, and we would be required to reduce the scope of our operations and scale back our exploration, development and mining programs. There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position. Certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from:

●	adverse economic conditions, including inflationary factors and recessionary fears;

●	adverse general capital market conditions, including rising interest rates;

●	poor performance and health of the NdFeB magnet materials and magnets industry in general;

●	bankruptcy or financial distress of NdFeB magnet materials and magnet companies;

●	significant decrease in the demand for NdFeB magnet materials and magnets; or

●	adverse regulatory actions that affect our exploration and construction plans or the use of our current and planned products generally.

If additional capital is not available in sufficient amounts or on a timely basis, REalloys will experience liquidity problems, and REalloys could face the need to significantly curtail current operations, change our planned business strategies and pursue other remedial measures. Any curtailment of business operations would have a material negative effect on operating results, the value of REalloys’ securities, and REalloys’ ability to continue as a going concern.

Mineral exploration and development and mining are potentially hazardous and subject to conditions or events beyond our control, which could have a material adverse effect on our business or plans.

Mineral exploration, development and mining involve various types of risks and hazards, including, but not limited to the following:

●	environmental hazards;

●	power outages;

●	metallurgical and other processing problems;

●	unusual or unexpected geological formations or conditions;

●	personal injury, flooding, fire, explosions, cave-ins, earthquakes, landslides, and rock-bursts;

●	mineral exploration, transportation, or mining accidents;

●	concentrate losses;

●	fluctuations in exploration, development, and production costs;

●	labor disputes;

●	supply interruptions;

●	unanticipated variations in grade;

●	mechanical equipment failure;

●	periodic interruptions due to inclement or hazardous weather conditions; and

●	regulatory delays, curtailments, or shutdowns.

These risks could result in damage to, or destruction of, mineral properties, production equipment, facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses, or possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks, including potential liability for pollution or other hazards resulting from the disposal of waste products from production, may be prohibitively expensive or not available. Any losses we incur related to any significant events that are not covered by insurance policies may have a material adverse effect on our business

There will be significant hazards associated with our activities, some of which may not be fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.

In the course of exploration, development and production of our projects, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. Such occurrences could result in damage to mineral properties or facilities thereon, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider being reasonable, our insurance will not cover all of the potential risks associated with our operations. We may also be unable to maintain insurance to cover certain risks at economically feasible premiums. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to companies in the mining industry on acceptable terms. As a result, we may become subject to liability for pollution or other hazards that may not be insured against. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Any failure by management to manage growth properly could negatively impact our business.

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, thus, potentially adversely affecting our financial position and results of operations. We may not be successful in upgrading our technical, operational and administrative resources or increasing our internal resources sufficiently to provide certain of our services currently provided by third parties or which will be necessary in the future. Our inability to achieve or manage growth may materially and adversely affect our business, results of operations and financial condition.

Certain estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

From time to time, we make statements with estimates of the addressable market for our solutions and the rare earth minerals market in general. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts relating to the size and expected growth of the target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity are difficult to predict. The estimated addressable market may not materialize for many years, if ever, and even if the markets meet the size estimates and growth forecasts, our business could fail to grow at similar rates.

A power or other utility disruption or shortage at our Projects could temporarily delay operations and increase costs, which may negatively impact our business.

Instability in electrical or other utility supply could cause sporadic outages and brownouts. Any such outages or brownouts could have a negative impact on our production. As a result, our revenue could be adversely impacted and our relationships with our customers could suffer, adversely impacting our ability to generate future revenue and otherwise perform our contractual obligations. In addition, if power to any of our projects is disrupted during certain phases of our production processes, we may incur significant expenses that may adversely affect our business.

Increasing costs, including rising electricity and other utility costs, or limited access to raw materials may adversely affect our profitability.

We use significant amounts of electricity and other utilities, including water, in our operations at our projects and such usage will increase as we increase production. We also use significant amounts of raw materials, whether rare earth feedstock or other raw materials such as chemical reagents used to process rare earth oxides. We will need to purchase utilities and raw materials in the open market and as a result, we could be subject to significant volatility in cost and availability. We may not be able to pass on increased prices of such utilities or raw materials through to our customers in the form of price increases. If the HLREE is not completed, operative, and commercial, we will be wholly reliant on third-party sources for feedstock for NdFeB magnet materials and magnet production which could be costly and damaging to results of operations. A significant increase in the price or decrease in the availability of these utilities or raw materials could materially increase our operating costs and adversely affect our profit margins and production volumes.

Fluctuations in transportation costs or disruptions in transportation services or damage or loss during transport could decrease our competitiveness or impair our ability to deliver products to our customers.

We will need to transport our products to our future customers wherever they may be located. Finding affordable and dependable transportation is important because it allows us to supply customers around the world. Labor disputes, embargos, government restrictions, work stoppages, pandemics, derailments, damage or loss events, adverse weather conditions, other environmental events, changes to rail or ocean freight systems or other events and activities beyond our control could interrupt or limit available transport services, which could result in customer dissatisfaction and loss of sales potential and could materially adversely affect our results of operations.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We currently do and likely will depend on various supplies and equipment to carry out our activities, and, if warranted, future exploration, development, mining, and processing operations. A shortage of such supplies, equipment or parts could have a material adverse effect on our ability to carry out our planned activities or increase our operating costs and expenses.

We will need to produce our products to exacting specifications in order to provide future customers with a consistently high-quality product. An inability to meet individual customer specifications would negatively impact our business.

Upon the expansion of our Euclid Magnet Facility, we need to produce NdFeB magnet materials and magnets to meet customer needs and specifications and to provide customers with consistently high-quality products and to meet ever-stricter purity requirements. Inability to perfect the NdFeB magnet materials and magnet production process to the level necessary to meet individual customer specifications may have a material adverse effect on our financial condition or results of operations. In addition, customer needs and specifications may change with time. Any delay or failure in developing processes to meet changing customer needs and specifications may have a material adverse effect on our financial condition or results of operations. Additionally, natural disasters could also impact the facilities of our customers, which could have a material adverse effect on our ability to deliver our product to our customers or our customer’s demand for our products.

Diminished access to water may adversely affect our operations.

Any disruption and/or lack of access to water supply at the HLREE, the SRC Separation Facilities and/or the Euclid Magnet Facility or decrease in available water supply may have a material adverse effect on our operations and our financial condition or results of operations. In addition, future regulation or industry best practices may require more complex water reuse and recycling processes, which may increase operating costs.

Work stoppages or similar difficulties, breakdown in labor relations, or a shortage of skilled technicians and engineers could significantly disrupt our operations and reduce our revenues.

A work stoppage by any of the third parties providing services in connection with construction at our projects could significantly delay our projects, especially our Euclid Magnet Facility, and disrupt our operations, reduce our revenues and materially adversely affect our results of operations. Efficient production of critical minerals and rare earth products, NdFeB magnet materials and magnets using modern techniques and equipment requires skilled technicians and engineers. In addition, our optimization and eventual downstream efforts will significantly increase the number of skilled operators, maintenance technicians, engineers and other personnel required to successfully operate our business. In the event that we are unable to hire, train and retain the necessary number of skilled technicians, engineers and other personnel there could be an adverse impact on our labor costs and our ability to reach anticipated production levels in a timely manner, which could have a material adverse effect on our results of operations.

We depend on key personnel for the success of our business. If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our desired level of growth, and our business could suffer.

We highly value and depend on the contributions of our senior management and key personnel, particularly our experts with respect to magnet production. Our success continues to depend largely upon the performance of key officers, employees and consultants who have advanced us to our current stage and contributed to our potential for future growth. The market for qualified talent has become increasingly competitive, with shortages of qualified talent relative to the number of available opportunities being experienced in all the markets where we conduct our operations. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, has become increasingly important to us and our operations in the current climate. We may not be able to replace our senior management or key personnel (including personnel that are key to magnet materials and magnet production) with persons of equivalent expertise and experience within a reasonable period of time or at all if one or more of our senior management and key personnel are not retained, and we may incur additional expenses to recruit, train and retain additional personnel. Any prolonged inability to retain key individuals, or to attract and retain new talent as we grow, could have a material adverse effect upon our growth potential and prospects. Additionally, we have not purchased any “key-man” insurance for our directors, officers or key employees.

We could be subject to certain agreements with government entities if REalloys is provided us with certain incentives and favorable financing and contain conditions and obligations, including local investment, job creation, and repayment terms, that, if not complied with, could negatively impact our business or require us to repay that financing or lose access to those incentives.

We could be offered incentives by Saskatchewan, Canada, as well as the State of Ohio in the United States, and the city of Euclid, Ohio, to remain, expand and operate our Projects, especially our Euclid Magnet Facility. These incentives could include cash grants, development financing at favorable terms, certain tax exemptions and rights to participate in government-subsidized jobs programs, among other things. If we do not comply with certain conditions and obligations in any such agreements, the governmental entities may terminate these potential respective agreements under which the incentives are to be provided, potentially resulting in REalloys’ being required to repay certain funds and/or losing access to the applicable incentives and subsidized jobs programs.

Our business may be adversely affected by force majeure events outside our control, including labor unrest, civil disorder, war, subversive activities or sabotage, extreme weather conditions, fires, floods, tornados, explosions or other catastrophes, epidemics or quarantine restrictions.

We may be impacted by natural disasters, wars, health epidemics or pandemics or other events outside of our control. If major disasters such as tornados, earthquakes, wildfires, health epidemics or pandemics, floods or other events occur, or our information system or communications network breaks down or operates improperly, our ability to continue operations at our projects may be seriously damaged, or we may have to stop or delay production and shipment of our products. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

Our success depends on developing and maintaining relationships with local communities and stakeholders.

Our ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding our projects, including those people who may have rights or may assert rights to certain of our properties and other stakeholders in our operating locations. Local communities and stakeholders may be dissatisfied with our activities or the level of benefits provided, which may result in legal or administrative proceedings, civil unrest, protests, direct action or campaigns against us. Any such occurrence could materially and adversely affect our business, financial condition or results of operations, as well as our ability to commence or continue exploration or mine development activities.

We may face exposure to adverse movements in foreign currency exchange rates.

Our business may expand further internationally and as a result, a significant portion of our revenues, expenses, current assets and current liabilities may be preliminary denominated in foreign currencies, while our financial statements are expressed in US dollars. A decrease in the value of such foreign currencies compared to the US dollar could result in losses in revenues from currency exchange rate fluctuations. To date, we have not hedged against risks associated with foreign exchange rate exposure. Any hedging techniques we may implement in the future may not be successful, and our business, financial condition, and results of operations may be materially adversely affected by exchange rate fluctuations.

Continuing or worsening inflationary pressures and associated changes in monetary policy may result in increases to the cost of our goods, services, personnel and capital, which in turn could cause our capital expenditure and operating costs to rise.

Inflation has been an ongoing concern in the US and Canada since 2021. Ongoing inflationary pressures may result in increases to the costs of our products, services and personnel, which would, in turn, cause our capital expenditures and operating costs to rise. Sustained levels of high inflation could cause the US Federal Reserve and other central banks to increase interest rates, which could have the effects of raising the cost of capital and depressing economic growth, either of which, or the combination thereof, could hurt the financial and operating results of our business and impact our ability to raise capital.

Our business could be impacted by political events, trade and other international disputes, war, and terrorism.

Political events, trade and other international disputes, war, and terrorism could harm or disrupt international commerce and the global economy and could have a material effect on our business as well as our potential customers, suppliers, contract manufacturers, distributors, and other business partners.

Political events, trade and other international disputes, wars, and terrorism can lead to tariffs or trade restrictions, which could adversely impact our business. The resulting increased costs could adversely impact our gross margin and make our products less competitive or reduce demand. Countries could also adopt other measures, such as controls on imports or exports of goods, technology or data, that could adversely impact our operations and supply chain and limit our ability to offer products and services. These measures could require us to take various actions, including changing suppliers or restructuring business relationships. Complying with new or changed trade restrictions is expensive, time-consuming and disruptive to our operations. Such restrictions can be announced with little or no advance notice. If disputes and conflicts escalate in the future, actions by governments in response could be significantly more severe and restrictive and could materially affect our business.

Political unrest, threats, tensions, actions and responses to any social, economic, business, geopolitical, military, terrorism, or acts of war involving key commercial, development or manufacturing markets such as China, Canada, Mexico, Israel, Europe, or other countries or regions could materially impact any international operations we undertake, including procuring supplies from or selling our products into foreign markets. If any of these events or conditions occur, the impact on us, our employees and potential customers is uncertain, particularly if emergency circumstances, armed conflicts or an escalation in political instability or violence disrupts our product development, data or information exchange, payroll or banking operations, product or materials shipping by us or our suppliers and other unanticipated business disruptions, interruptions and limitations in telecommunication services or critical systems or applications reliant on a stable and uninterrupted communications infrastructure.

US and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. In response to the military conflict, the United States and other North Atlantic Treaty Organization member states, as well as non-member states, announced targeted economic sanctions on Russia, including certain Russian citizens and enterprises, and the continuation of the conflict may trigger additional economic and other sanctions. The potential impacts of the conflict and related sanctions could include supply chain and logistics disruptions, macro financial impacts resulting from the exclusion of Russian financial institutions from the global banking system, volatility in foreign exchange rates and interest rates, inflationary pressures on raw materials and energy and heightened cybersecurity threats.

In addition, on October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Shortly following the attack, Israel’s security cabinet declared war against Hamas, and Israel launched an aerial bombardment of various targets within the Gaza Strip and then also began ground operations in the Gaza Strip, which remain ongoing. Other terrorist and/or regional organizations have joined the hostilities as well, including Hezbollah in Lebanon, and it is possible that other countries in the Middle East, including Iran, will become further involved in hostilities with Israel, resulting in a further widening of the conflict. The intensity and duration of Israel’s current wars are difficult to predict as are such wars’ implications for the global economy.

Although our business has not been materially impacted by these geopolitical issues, it is impossible to predict the extent to which our operations will be impacted in the short and long term, or the ways in which conflicts may impact our business including the implementation of tariffs between the US and Canada. The extent and duration of military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described herein.

A downturn in global economic conditions may materially adversely affect our business and results of operations.

Our business and results of operations are affected by international, national and regional economic conditions. We are unable to predict any disruptions in financial markets, credit availability, and adverse economic conditions throughout the world. Any economic downturn can affect businesses in a number of ways that could result in unfavorable consequences to us. Adverse global economic conditions could negatively affect the prices of our products or may cause our current or potential customers to delay or reduce purchases which could, in turn, result in reductions in sales volumes or prices, materially and adversely affecting results of operations and cash flows. Volatility and disruption of global financial markets could limit our customers’ abilities to obtain adequate financing to maintain operations and proceed with planned or new capital spending initiatives, leading to a reduction in sales volume that could materially and adversely affect results of operations and cash flow. In addition, a decline in our customers’ ability to pay as a result of an economic downturn may lead to increased difficulties in the collection of accounts receivable, higher levels of reserves for doubtful accounts and write-offs of accounts receivable, and higher operating costs as a percentage of revenues.

Unanticipated changes in our income tax rates or exposure to additional tax liabilities may affect our future financial results.

Our future effective income tax rates may be favorably or unfavorably affected by unanticipated changes in the valuation of our deferred tax assets and liabilities or by changes in tax laws or their interpretation. Any proposed changes to US and non-US tax legislation and the ultimate enactment of any of them could have a negative impact on our effective tax rate. Foreign governments may enact tax laws, including in response to guidelines issued by international organizations that could result in further changes to global taxation and materially affect our financial position and results of operations. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. These continuous examinations may result in unforeseen tax-related liabilities, which may harm our future financial results.

An increasing number of states and foreign jurisdictions have adopted laws or administrative practices that impose new taxes on all or a portion of gross revenue or other similar amounts or impose additional obligations to collect transaction taxes such as sales, consumption, value added or similar taxes. We may not have sufficient lead time to build systems and processes to collect these taxes properly, or at all. Failure to comply with such laws or administrative practices, or a successful assertion by such states or foreign jurisdictions requiring us to collect taxes where we do not, could result in material tax liabilities, including for past sales, as well as penalties and interest.

Risks Related to REalloys’ Legal, Compliance, and Regulations

Our operations at our Projects are subject, or may become subject, to extensive and costly environmental requirements; and current and future laws, regulations and permits impose or may impose significant costs, liabilities or obligations or could limit or prevent our ability to continue our current operations or to undertake new operations.

We are subject, or may be subject in the future, to numerous and detailed, federal, state and local environmental laws, certifications, regulations and permits, including, without limitation, those pertaining to employee health and safety, air emissions, water usage, wastewater and stormwater discharges, air quality standards, greenhouse gas (“GHG”), emissions, water usage and pollution, waste management, plant and wildlife protection, handling and disposal of radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment, procurement of certain materials used in our operations and groundwater quality and availability. These requirements may result in significant costs, liabilities and obligations, impose conditions that are difficult to achieve or otherwise delay, limit or prohibit current or planned operations. These requirements may in the future result in exploration and development in connection with the HLREE being delayed, limited or prevented, and development operations may be curtailed. Failure to comply with these laws, regulations and permits, including as they evolve, may result in the assessment of administrative, civil and criminal penalties, the issuance of injunctions to limit or cease operations, fines, the suspension or revocation of permits and other sanctions or the loss of support from key stakeholders. Pursuant to such requirements, we may also be subject to third-party claims, including for damages to property or injury to persons arising from our operations. Moreover, environmental legislation and regulation, as well as the expectations of stakeholders, are evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, cessation of operations, more stringent environmental assessments, and a heightened degree of responsibility for companies and their officers, directors and employees. Any changes in these laws, regulations or permits (or the interpretation or enforcement thereof) or any sanctions, damages, costs, obligations or liabilities in respect of these matters could have a material adverse effect on our business and/or the results of our operations and financial condition.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

Our activities are subject to environmental regulations in the jurisdiction in which we operate. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner involving stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays, cause material changes or delays in our current and planned operations and future activities and reduce the profitability of operations. It is possible that future changes in these laws or regulations could have a significant adverse impact on the projects or some portion of our business, causing us to re-evaluate those activities at that time.

Examples of current US federal laws which may affect our current operations and may impact future business and operations include, but are not limited to, the following:

●	The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”), and comparable state statutes, impose strict, joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

●	The Clean Air Act (“CAA”) restricts the emission of air pollutants from many sources, including mining and processing activities. Our mining operations may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditure in order to comply with the regulations.

●	The National Environmental Policy Act (“NEPA”) requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement (“EIS”). The US Environmental Protection Agency (“EPA”), other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. We are required to undertake the NEPA process for the projects permitting. The NEPA process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project or the ability to construct or operate the projects or other properties and may make them entirely uneconomic.

●	The Clean Water Act (“CWA”), and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water mining facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

●	The Safe Drinking Water Act (“SDWA”) and the Underground Injection Control (“UIC”) program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

The validity of our title to the HLREE and future properties may be disputed by others claiming title to all or part of such properties.

The acquisition of title to rare earth properties is a very detailed and time-consuming process. Title to, and the area of, concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our interests in our properties, there is no guarantee that title to any such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate on such properties as permitted or to enforce its rights with respect to such properties.

We will be required to obtain and sustain government permits and approvals to develop and operate the Projects, a process which is often costly and time-consuming. Failure to obtain or retain any necessary permits or approvals for our planned operations may negatively impact our business.

We are required to obtain and renew government permits and approvals for our projects in connection with any exploration and development activities that we may in the future undertake and, prior to mining any mineralization that we discover, we may be required to obtain additional governmental permits and approvals that we do not currently possess or anticipate. Obtaining and renewing any of these governmental permits is a complex, time-consuming and uncertain process involving numerous jurisdictions, multiple government agencies, public hearings and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables, some of which are not within our control, including the interpretation of approval requirements administered by the applicable government authority as well as the time required for, and the outcome of, any necessary environmental impact assessment.

We may not be able to obtain or renew permits or approvals that are necessary to our planned operations, or we may discover that the cost and time required to obtain or renew such permits and approvals exceeds our expectations. Any unexpected delays, costs or conditions associated with the governmental approval process could delay our planned exploration, development and mining operations, which in turn could materially adversely affect our prospects, revenues and profitability. In addition, our prospects may be adversely affected by the revocation or suspension of permits or by changes in the scope or conditions for use of any permits obtained.

For example, in addition to the permits that we have been issued to date, we are required to obtain other permits and approvals before construction or operations related to zoning, rezoning, construction mining, mineral concentration and chemical manufacturing. To obtain certain permits, we may be required to conduct environmental studies and collect and present data to governmental authorities pertaining to the potential impact of our current and future operations upon the environment and to take steps to avoid or mitigate those impacts. The permitting rules, and interpretation thereof, are complex and have generally become more stringent over time. In some cases, the public (including environmental interest groups) has rights to comment upon, and submit objections to, permit applications and environmental impact statements prepared in connection therewith, and otherwise participate in the permitting process, including challenging the issuance of permits, validity of environmental impact statements and determinations and performance of permitted activities. Accordingly, permits required for our operations, including our projects, may not be issued, maintained, exchanged, amended or renewed in a timely fashion or at all, or may be issued or renewed upon conditions that restrict our ability to conduct our operations economically. Any such failure to obtain, maintain, exchange, amend or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.

Private parties, such as environmental organizations and local residents, frequently attempt to intervene in the permitting process to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. These third-party actions can materially increase the costs of and cause delays in the permitting process and could cause us not to proceed with the development or operation of a property. In addition, our ability to successfully obtain key permits and approvals to explore for, develop, operate and expand operations will likely depend on our ability to undertake such activities in a manner consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Our ability to obtain permits and approvals and to successfully operate in particular communities may be adversely affected by real or perceived detrimental events associated with our activities.

Our failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations could negatively impact our reputation and results of operations.

The legal and regulatory framework in which we operate is complex, and our governance and compliance policies and processes may not prevent potential breaches of law or accounting or other governance practices. Our operating and ethical codes, among other standards and guidance, may not prevent instances of fraudulent behavior and dishonesty, nor guarantee compliance with legal and regulatory requirements.

We are required to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the laws of the other countries (for example, the US Foreign Corrupt Practices Act) where we do business or have a close connection. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. These and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations.

Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Compliance, on the other hand, often adds cost and complexity to the permitting process and subsequent operations. We continuously develop and maintain policies and procedures designed to comply with applicable anti-corruption, anti-bribery, anti-money laundering and similar areas. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, results of operations and financial condition.

Our operations at our projects are subject, or may become subject, to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and we may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Our operations at our projects are subject to compliance with various environmental, health and safety laws, regulations, permitting requirements and standards.

We are subject to environmental laws, regulations and permits in the various jurisdictions in which we operate. These environmental laws, regulations, and permits present greater risks if we progress our mining operations. Such regulations would include those relating to, among other things, the removal and extraction of natural resources, the emission and discharge of materials into the environment, including plant and wildlife protection, remediation of soil and groundwater contamination, reclamation and closure of properties, including waste storage facilities, groundwater quality and availability, and the handling, storage, transport and disposal of wastes and hazardous materials. Pursuant to such requirements, we may be subject to inspections or reviews by government authorities. Failure to comply with these environmental requirements may expose us to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. We expect to continue to incur significant capital and other compliance costs related to such requirements. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time. If our noncompliance with such regulations were to result in the release of hazardous materials into the environment, such as soil or groundwater, we could be required to remediate such contamination, which could be costly. Moreover, noncompliance could subject us to private claims for property damage or personal injury based on exposure to hazardous materials or unsafe working conditions. In addition, changes in applicable requirements or stricter interpretation of existing requirements may result in costly compliance requirements or otherwise subject us to future liabilities. The occurrence of any of the foregoing, as well as any new environmental, health and safety laws and regulations applicable to our business or stricter interpretation or enforcement of existing laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.

We also could be liable for any environmental contamination at, under or released from our or our predecessors’ currently or formerly owned or operated properties or third-party waste disposal sites. Certain environmental laws impose joint and several strict liabilities for the release of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. A generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. Accordingly, we may be held responsible for more than our share of the contamination or other damage, up to and including the entire amount of such damage. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties, including orders, inspections, fines or penalties, natural resource damage, personal injury, property damage, toxic torts and other damages. Our costs, liabilities and obligations relating to environmental matters could have a material adverse effect on our business, financial position and results of operations.

Additionally, due to the nature of our operations, our employees and contractors are exposed to varying degrees of risk in the workplace. These risks may include exposure to dangerous situations, machinery or materials and/or health hazards and have the potential to result in disease, personal injury or death. We are subject to laws and regulations concerning the health, safety and security of our employees (including third-party personnel) working at sites and persons who are not employed by us but may be directly affected by our operations under our management and, accordingly, must implement adequate health and safety systems and procedures. Health and safety incidents can result in loss of life, losses and liabilities, work stoppages, serious damage to equipment or property or environmental damage. These risks can, singularly or in combination, have a material effect on our reputation, results of operations and financial condition. In the event of disease, injury or death arising out of the negligence of an employer or its employees, a risk of civil and, in certain circumstances, criminal litigation exists. In the case of a work-related fatality, an employer may be subjected to criminal charges in a court of law. Furthermore, such incidents can result in citations for violation of various health and safety laws and regulations that could have a material adverse effect on our results of operations, financial condition and/or prospects.

The impact of climate change may adversely affect our operations and/or result in increased costs to comply with changes in regulations.

Climate change is an international and community concern which may directly or indirectly affect our business and current and future activities. The continuing rise in global average temperatures has created varying changes to regional climates across the world and extreme weather events have the potential to delay or hinder our exploration activities at our mineral projects, and to delay or cease operations at any future mine. This may require us to make additional expenditures to mitigate the impact of such events, which may materially and adversely increase our costs and/or reduce production at a future mine. Governments at all levels are amending or enacting additional legislation to address climate change by regulating, among other things, carbon emissions and energy efficiency, or where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. As a significant emitter of greenhouse gas emissions, the mining industry is particularly exposed to such laws and regulations. Compliance with such legislation and regulations, including the associated costs, may have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to commence or continue our exploration and future development and mining operations.

Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption in the delivery of essential commodities, then production efficiency may be reduced, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, climate change is perceived as a threat to communities and governments globally and stakeholders may demand reductions in emissions or call upon companies to better manage their consumption of climate-relevant resources. A number of governments have already introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, this may result in increased costs at the HLREE.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs that could have a material adverse effect on our business.

Several governments or governmental bodies have adopted or are contemplating regulatory changes in response to the potential impact of climate change. In the US, on December 15, 2009, the EPA published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climate changes. Based on these findings, the EPA has developed and implemented regulations that restrict GHG emissions under existing provisions of the CAA, including one rule that limits GHG emissions from motor vehicles beginning with the 2012 model year. The EPA has asserted that these final motor vehicle GHG emission standards trigger the CAA construction and operating permit requirements for stationary sources, commencing when the motor vehicle standards took effect on January 2, 2011. On June 3, 2010, the EPA published its final rule to address the permitting of GHG emissions from stationary sources under the Prevention of Significant Deterioration (“PSD”) and Title V permitting programs. This rule “tailored” these permitting programs to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. However, based on a decision of the US Supreme Court, only facilities already required to obtain PSD permits for other criteria pollutants must also reduce GHG emissions that exceed certain thresholds consistent with guidance for determining “best available control technology” standards for GHG, which guidance was published by the EPA in November 2010.

In addition, both houses of Congress have considered legislation to reduce GHG emissions and many states have already taken legal measures to reduce GHG emissions, primarily through the development of GHG inventories, GHG emission fees, GHG permitting and/or regional GHG “cap and trade” programs. Most of these “cap and trade” programs work by requiring major sources of emissions to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission-reduction goal is achieved.

Legislation and increased regulation regarding climate change could impose significant costs on us and/or our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring, and reporting and/or other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such regulations. Alternatively, climate change legislation could potentially benefit our business by driving demand for products utilizing rare earth containing products. We cannot predict how legislation and regulation will affect our financial condition, operating performance, or ability to compete. Even without such regulations, increased awareness, or any adverse publicity in the global marketplace about the rare earth industry’s potential impacts on the environment could harm our reputation and business. The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in the areas in which we operate. These may include changes in precipitation, storm patterns and intensities, water shortages and changing temperatures. These factors may have an adverse impact on the cost, production, or financial performance of our operation

We are exposed to possible litigation risks, including permit disputes (including in respect of access and/or validity of tenure), environmental claims, occupational health and safety claims and employee claims. Further, we may be involved in disputes with other parties in the future that may result in litigation. Current or future litigation or administrative proceedings could have a negative impact on our business.

We may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to personal injuries, property damage, property taxes, land rights, the environment and contract disputes.

The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition or results of operations. Even if we prevail in any such legal proceeding, the proceedings could be costly, time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition.

If we take federal monies, we could become subject to federal regulations. This could delay timing and increase costs.

To date, we have not accepted any federal grants other than existing contract works at the Euclid Magnet Facility. The acceptance of federal monies makes REalloys and its operations subject to continued compliance with various federal regulations. The imposition of any additional federal regulations as a result of accepting any federal monies could delay the timing of the expected completion of our projects and increase our costs. Any such delays or increased costs could harm our business and operations.

Risks Related to REalloys’ Intellectual Property and Technology

Our business may be harmed if we fail to properly protect our intellectual property.

We believe that the success of our business depends, in part, on our proprietary technology, information, algorithms, processes and know-how. We will rely on statutory copyright, trademark, patent and trade secret laws, client license agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. Nevertheless, these resources afford only limited protection and the actions we take to protect our intellectual property rights both in the United States and abroad may not be adequate. We cannot assure you that we have secured, or will be able to secure, appropriate or adequate protection for all our proprietary rights. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons, which could have a material adverse effect on our business, financial condition and results of operations. Various parties may challenge, invalidate or circumvent our patents, trademarks and other intellectual property rights. Claims allowed on any current or future patents may not be sufficiently broad to protect our technology. Effective patent, copyright and trade secret protection may be unavailable or limited in some of the markets in which we operate, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in our favor, and any such litigation may be costly and may divert management attention as well as other resources away from our business. An adverse determination in any such litigation may impair our intellectual property rights and may harm our business, prospects and reputation. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If we infringe, or are accused of infringing, the intellectual property rights of third parties, it may increase our costs or prevent us from being able to commercialize new products.

There is a risk that we may infringe, or may be accused of infringing, the proprietary rights of third parties under patents and pending patent applications belonging to third parties that may exist in the United States and elsewhere in the world that relate to our rare earth products and processes. Because the patent application process can take several years to complete, there may be currently pending applications that may later result in issued patents that cover our products and processes. In addition, our products and processes may infringe existing patents.

Defending ourselves against third-party claims, including litigation, would be costly and time-consuming and would divert management’s attention from our business, which could lead to delays in the completion of our projects and our downstream expansion plans. If third parties are successful in their claims, we might have to pay substantial damages or take other actions that are averse to our business. As a result of intellectual property infringement claims, or to avoid potential claims, we might:

●	be prohibited from, or delayed in, selling or licensing some of our products or using some of our processes unless the patent holder licenses the patent to us, which it is not required to do;

●	be required to pay substantial royalties or grant a cross license to our patents to another patent holder; or

●	be required to redesign a product or process so it does not infringe a third party’s patent, which may not be possible or could require substantial funds and time.

In addition, we could be subject to claims that our employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of third parties.

If we are unable to resolve claims that may be brought against us by third parties related to their intellectual property rights on terms acceptable to us, we may be precluded from offering some of our products or using some of our processes.

We may not be able to adequately protect our intellectual property rights. If we fail to adequately enforce or defend our intellectual property rights, our business may be harmed.

Much of the technology used in the markets in which we compete is protected by patents and trade secrets, and our commercial success will depend in significant part on our ability to obtain and maintain patent and trade secret protection for our products and methods. To compete in these markets, we rely or may rely on a combination of trade secret protection, nondisclosure and licensing agreements, patents and trademarks to establish and protect our proprietary intellectual property rights, including our proprietary rare earth oxide and magnet production processes that are not currently patented. Our intellectual property rights may be challenged or infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms. In addition, our intellectual property may be subject to infringement or other unauthorized use outside of the United States. In such case, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are undeveloped or do not recognize or protect intellectual property rights to the same extent as the United States. Unauthorized use of our intellectual property rights or our inability to preserve existing intellectual property rights could adversely impact our competitive position and results of operations. The loss of our patents, if and once received, could reduce the value of the related products. In addition, the cost to litigate infringements of our patents (if and once received) or other intellectual property, or the cost to defend ourselves against patent or other intellectual policy infringement actions by others, could be substantial and, if incurred, could materially affect our business and financial condition.

Proprietary trade secrets and unpatented know-how are also very important to our business. We rely on trade secrets to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential or proprietary information. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Our failure to secure trademark registrations could adversely affect our ability to market our products and operate our business.

Any future trademark applications in the United States and any other jurisdictions where we may file may not be allowed registration, and we may not be able to maintain or enforce our registered trademarks. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in corresponding foreign agencies, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our applications and/or registrations, and our applications and/or registrations may not survive such proceedings. Failure to secure such trademark registrations in the United States and in foreign jurisdictions could adversely affect our ability to market our products and our business.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in our industry, we may employ individuals who were previously employed at other companies similar to ours, including our competitors or potential competitors. We may become subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Obtaining and maintaining patent protection depends on compliance with various procedures and other requirements, and our patent protection could be reduced or eliminated in case of non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the relevant patent agencies in several stages over the lifetime of the patents and /or applications. The relevant patent agencies require compliance with a number of procedurals, documentary, fee payment and other provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which failure to comply with the relevant requirements can result in the abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to use our technologies and know-how which could have a material adverse effect on our business, prospects, financial condition and results of operation.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest US non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products are obtained, once the patent life has expired for a product, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property, such as an inventor or co-inventor or an author. For example, we may have inventorship or ownership disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or our ownership of our patents or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or the right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If our information technology systems, or those of third parties upon which we rely, or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data and personal data with respect to our employees (collectively, “sensitive data”).

Our and our third-party vendors’ and business partners’ information technology systems may be damaged or compromised by malicious events, such as cyberattacks, physical or electronic security breaches, malicious internet-based activity, online and offline fraud, natural disasters, fire, power loss, performance failures in key software platforms, telecommunications failures, personnel misconduct and human error.

Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including internal bad actors, such as employees or contractors (through theft or misuse), or third parties (including traditional computer hackers, “hacktivists,” persons involved with organized crime, or sophisticated foreign state or foreign state-supported actors).

Cybersecurity threats can employ a wide variety of methods and techniques, which are constantly evolving, and have become increasingly complex and sophisticated; all of which increase the difficulty of detecting and successfully defending against them. We and the third parties upon which we rely are subject to a variety of these evolving threats, including social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent - particularly for companies like ours that are engaged in critical infrastructure or manufacturing - and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Furthermore, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until after they are launched against a target, we and our third-party vendors and business partners may be unable to anticipate these techniques or implement adequate preventative measures.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third-party service providers and technologies to operate certain business systems to process sensitive information in a variety of contexts, including cloud-based infrastructure, data center facilities, encryption and authentication technology, and other functions. We also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. Certain of the third parties on which we rely have in the past, and may in the future, experience cybersecurity incidents. We could experience adverse consequences resulting from any security incidents or other interruptions experienced by third-party service providers. Any damages award if our third-party service providers fail to satisfy their privacy or security-related obligations to us may be insufficient to cover our damages, or we may be unable to recover such award, and our reputation could be harmed.

We, and the third-party business partners and vendors upon which we rely, may in the future experience cybersecurity threats, including threats or attempts to disrupt our information technology infrastructure and unauthorized attempts to gain access to sensitive or confidential information. Future cyberattacks may have a material impact on our business or financial results. The security measures we have, or may in the future, have to protect our information and our customers’ information and to prevent data loss and other security incidents may not be successful. Security incidents could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our products and services.

We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. We may not be able to detect and remediate all vulnerabilities because the threats and techniques used to exploit vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. These vulnerabilities pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to provide notice of data security incidents involving certain types of data, including personal data. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

Actual or perceived breaches of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threats may cause us to experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. A security incident involving our software or information technology infrastructure could permit a malicious third party to gain access, via our systems, to the public or private energy grids our systems are connected to or to critical energy, datacenter, or other mission critical infrastructure in the United States and abroad, which could result in severe damage, malfunction, or complete termination of the impacted infrastructure and operations of third parties. Security incidents and attendant consequences may cause customers to stop using our products and services, deter new customers from using our products and services, and negatively impact our ability to grow and operate our business. Security incidents may have further impacts on third parties that are connected to our systems, including public and private entities and entities providing critical services.

We are dependent upon information technology systems, which are subject to cyber threats, disruption, damage and failure. Any unauthorized access to, disclosure, or theft of personal information we gather, store, or use could harm our reputation and subject us to claims or litigation. Further, a failure of our information technology and data security infrastructure could adversely affect our business and operations.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to deliver our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. We attempt to develop and maintain information security programs to identify and mitigate cyber risks, but the development and maintenance of these programs is costly and requires ongoing monitoring and updating as technological changes and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and, as described above, we may lose revenue as a result of unlicensed use of our intellectual property. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged, resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damage associated with such attacks or events.

We rely on various information technology systems. These systems remain vulnerable to disruption, damage or failure from a variety of sources, including, but not limited to, errors by employees or contractors, computer viruses, cyberattacks, including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and we may be unable to detect efforts to disrupt our data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of assets or production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure and could have a material adverse effect on our business, financial condition or results of operations. We may incur material losses relating to cyberattacks or other information security breaches in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As such threats continue to evolve, we may be required to expend additional resources to modify or enhance any protective measures or to investigate and remediate any security vulnerabilities.

We expect to enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending appropriate patents in all countries throughout the world would be prohibitively expensive. Competitors may use our and our licensors’ technologies in jurisdictions where we would not have obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but enforcement is not as strong as that in the United States or the EU. These products may compete with our products and/or technology, and our and our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications before grant. The grant proceeding of each national or regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and the EU, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us.

We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition from others in those jurisdictions.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.

Risks Related to REalloys’ Financial Condition, Indebtedness and Securities

REalloys has a history of losses, and we expect to continue to incur losses and may not achieve or maintain profitability.

For the period ended December 31, 2024, we had a net loss of approximately $5.4 million and no revenues. As of December 31, 2024, we had an accumulated deficit of approximately $5.2 million. We expect to incur losses for at least the next year, as we continue to incur expenses related to the Euclid Magnet Facility and the HLREE. We may not be able to generate sufficient revenues to cover our expenses and achieve profitability or be able to maintain profitability.

Since its inception, REalloys’ has generated negative operating cash flows and we may experience negative cash flow from operations in the future. Our consolidated financial statements have been prepared on a going concern basis.

Since its inception, REalloys has generated negative operating cash flows and may experience negative cash flow from operations in the future. Our consolidated financial statements have been prepared on a going-concerned basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. Our independent registered public accounting firm has included in its report for the period ended December 31, 2024, an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is contingent upon other factors, our ability to achieve our revenue forecasts and our ability to raise additional capital through sales of our securities, including this offering, and incurrence of debt, as needed to fund future growth. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the continued achievement of profitable operations at an indeterminate time in the future. We may not be successful in completing equity or debt financing or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should we be unable to continue as a going concern.

REalloys will need to raise additional capital to finance its losses and negative cash flows from operations and may continue to be dependent on additional capital raising if our operations do not reach commercial profitability. There are no assurances that REalloys would be able to raise additional capital on terms favorable to it. If REalloys is unsuccessful in manufacturing its products and raising capital, it will need to reduce activities, curtail, or cease operations.

We may be unable to raise additional capital, which could harm our ability to compete.

We have in the past and expect in the future to expend significant capital for our ongoing operations. We may be required to raise additional capital over the next few years. We may consume available resources more rapidly than anticipated and we may not be able to raise additional funds when needed or on acceptable terms.

If we raise additional funds through issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. While our management team believes that REalloys can continue raising additional equity capital to continue in operational existence for the foreseeable future, if we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition, and prospects could be materially adversely affected.

The Series X Preferred Stock provides for the payment of dividends in cash or in shares of REalloys’ common stock, and we may not be permitted to pay such dividends in cash, which will require us to have shares of common stock available to pay the dividends.

The holders of the Series X Preferred Stock are entitled to dividends of 8.0% per annum, compounded each calendar quarter, which are payable in arrears quarterly on the Maturity Date (as defined in the Certificate of Designations of the Series X Preferred Stock (the “Series X Certificate of Designations”)) in cash, “in kind” in the form of additional shares of Series X Preferred Stock, or in a combination thereof, at the holder’s discretion. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Series X Certificate of Designations), the Series X Preferred Stock accrues dividends at a rate of 15% per annum.

As such, it is possible that we will not have sufficient available shares to pay the dividend in common stock, which would require the payment of the dividend in cash. We will not be permitted to pay the dividend in cash unless we are legally permitted to do so under Nevada law, which requires cash to be available from surplus or net profits neither of which we currently have available.

Our Series X Preferred Stock contains certain customary covenants as well as financial and non-financial covenants, and instances of non-compliance may lead to the declaration of certain triggering events, which could increase our dividend payment obligations and mandatory redemption, among others.

The Series X Preferred Stock contains customary covenants as well as financial and non-financial covenants. Pursuant to the terms of the Series X Certificate of Designations, at any time after issuance of the Series X Preferred Stock, to the extent (i) the Merger Agreement is terminated for any reason before the Merger is consummated and (ii) REalloys raises capital in any financing, REalloys is required to use 50% of the aggregate gross proceeds from such financing to redeem all or any portion of the Series X Preferred Stock then outstanding. The amortization payments due upon such redemption are payable by REalloys in cash at a price equal to the product of (i) 110% and (ii) the Stated Value (as defined in the Series X Certificate of Designation) of the shares of Series X Preferred Stock being redeemed plus any and all accrued and unpaid dividends on such shares of Series X Preferred Stock.

In addition, the Series X Certificate of Designations includes certain Triggering Events, including, among other things, REalloys’ failure to pay any amounts due to the holders of Series X Preferred Stock when due. In connection with a Triggering Event, each holder of Series X Preferred Stock will be able to require REalloys to redeem in cash any or all of the holder’s shares of Series X Preferred Stock at a premium set forth in the Series X Certificate of Designations. Additionally, REalloys is subject to certain affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, restricted payments and investments, restrictions on redemption and cash dividends, restrictions on transfer of assets, the maturity of indebtedness, change in nature of business, preservation of existence, maintenance of properties, intellectual property and insurance, transactions with affiliates, restricted issuances and restrictions on acquisitions, among other matters, pursuant to the terms of the Series X Certificate of Designations.

Our obligations as related to the Series X Preferred Stock may limit our flexibility in raising capital, and limit such aggregate gross proceeds we may receive from any financings, which may in turn have an adverse effect on our business and operations. Additionally, upon the occurrence of certain Triggering Events, which we may not be able to control, we will be required to redeem the Series X Preferred Stock pursuant to the terms of the Series X Certificate of Designations, which will have a material adverse effect on our financial condition and operations.

Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate.

Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate. Capital and operating costs are estimated based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which engineering assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labor negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and (vii) title claims.

Risks Related to Blackboxstocks Prior to the Consummation of the Merger

Unless otherwise indicated, reference in this section, “Risks Related to Blackboxstocks Prior to the Consummation of the Merger” and elsewhere in this joint proxy and consent solicitation statement/prospectus to the Blackboxstocks business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, the business, reputation, financial condition, results of operations, revenue and future prospects of the Combined Company. References in this section to the “Company,” “we,” “our,” or “us” generally refer to Blackboxstocks Inc. and as applicable, our wholly owned subsidiaries.

Risks Related to Ownership of Blackboxstocks Common Stock

We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.

We are required to meet certain financial and liquidity criteria to maintain our Nasdaq listing. If we violate or fail to satisfy Nasdaq listing requirements, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock would significantly impair our ability to raise capital and the value of your investment.

If our shares of securities become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not maintain a listing on Nasdaq or another national securities exchange and if the price of our common stock is less than $5.00, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

Fluctuations in our quarterly revenues may cause the price of our common stock to decline.

Our operating results have varied significantly from quarter to quarter in the past, and we expect our operating results to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Therefore, if revenues are below our expectations, this shortfall is likely to adversely and disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. Any of these factors could cause our operating results to be below the expectations of securities analysts and investors, which likely would negatively affect the price of our common stock.

We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for, and may elect to rely on, exemptions from certain corporate governance requirements that provide protection to the stockholders of companies that are subject to such corporate governance requirements.

Gust C. Kepler, who serves as a director, President and Chief Executive Officer of the Company, beneficially owns more than 50% of the voting power for the election of members of our board of directors. As a result, we are and will continue to be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain of Nasdaq’s corporate governance requirements.

As a controlled company, we may rely on certain exemptions from the Nasdaq standards that may enable us not to comply with certain Nasdaq corporate governance requirements. As a consequence, in the event that we elect to rely on certain exemptions from the Nasdaq standards provided to “controlled companies,” you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

We do not anticipate paying any cash dividends in the foreseeable future.

We do not intend to declare and pay dividends on our common stock for the foreseeable future. We currently intend to invest future earnings, if any, to fund growth, to develop business, for working capital needs and for general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value. In addition, foreign, U.S. or state law or the agreements governing our indebtedness may impose requirements that may restrict our ability to pay dividends to our common stockholders.

Risks Related to Blackboxstocks’ Business

We expect to invest in growing our business, which may cause our sales and marketing, research and development, and other expenses to increase and our margins to decline.

We believe that our revenue growth, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks, and difficulties described elsewhere in this “Risk Factors” section and the extent to which our various service offerings grow and contribute to our results of operations. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. In addition, our customer base may not continue to grow or may decline due to a variety of possible risks, including increased competition, changes in the regulatory landscape, and the maturation of our business. Any of these factors could cause our revenue growth to decline and may adversely affect our margins and profitability. Failure to continue our revenue growth or margin improvement could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.

If we do not continue to attract new subscriber customers, or if existing customers do not renew their subscriptions, or renew on less favorable terms, it could have a material adverse effect on our business, financial condition, and results of operations.

In order to grow our business, we must continually attract new subscribing customers and reduce the level of non-renewals in our business. Our ability to do so depends in large part on the success of our sales and marketing efforts. We may not accurately predict future trends with respect to rates of customer renewals. Our subscribing customer base may decline or fluctuate due to a number of factors, including the prices of our subscriptions, the prices of services offered by our competitors and the efficacy and cost-effectiveness of our solutions. If we are unable to retain and increase sales of our Blackbox System platform to existing subscribing customers or attract new ones for any of the reasons above or for other reasons, our business, financial condition, and results of operations could be adversely affected.

In order to achieve profitability, we must increase revenue levels.

We need to increase current revenue levels by increasing paid subscriptions to our Blackbox System platform or develop additional revenue sources from new products, services or applications if we are to attain and maintain consistent profitability. If we are unable to achieve increased revenue levels, losses could continue for the near term and possibly longer, and we may not attain profitability or generate positive cash flow from operations in the future.

We intend to introduce new products and services. There can be no assurance that we will be able to introduce such products and services effectively or profitably.

We intend to expand our product and service offering including the introduction of products and services which employ and expand upon our current proprietary system and technology. These products and services are expected to include applications targeted for investors who are not day traders or swing traders and products designed for professional traders. We introduced certain products and services in 2024 and 2025, expect to continue to introduce additional products and services in 2025 and spend significant capital on advertising and marketing of such products and services. If we are unable to generate significant revenue from this or other new products and services, we may incur significant operating losses.

We expect to face increasing competition in the market for our platform and services.

We face significant competition and we expect such competition to increase. Our industry and the markets we serve are evolving rapidly and becoming increasingly competitive. Larger and more established companies may focus on our markets and could directly compete with us. Smaller companies could also launch new platforms and services that compete with us and that could gain market acceptance quickly. We also expect our existing competitors in the markets to continue to focus on these areas. A number of these companies may have greater financial, technological, and other resources than we do and greater name recognition than us, which may enable them to compete more effectively. Specifically, we believe the following companies to be direct competitors: Trade Ideas, Flow Algo, Unusual Whales and Trade Alert. Companies with social media platforms dedicated to financial markets include Discord, Stock Twits and Wall Street Bets. Our competitors may announce new products, services, or enhancements that better address changing industry standards or the needs of our customers, such as mobile access. Any such increased competition could cause pricing pressure, loss of market share, or decreased customer engagement, any of which could adversely affect our business and operating results.

If we are not able to maintain and enhance our reputation and brand recognition, our business, financial conditions and results of operations will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing subscribing customers and our ability to attract new subscribing customers. The promotion of our brand may require us to make substantial investments, and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur, and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our customers, could make it substantially more difficult for us to attract new customers. Similarly, because our subscribing customers often act as references for us with prospective new customers, any existing customer that questions the quality of our work or that of our employees could impair our ability to secure additional new customers. If we do not successfully maintain and enhance our reputation and brand recognition with our customers, our business may not grow and we could lose these relationships, which would harm our business, financial condition, and results of operations.

The estimates of market opportunity and forecasts of market growth included in this joint proxy and consent solicitation statement/prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this joint proxy and consent solicitation statement/prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this joint proxy and consent solicitation statement/prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this joint proxy and consent solicitation statement/prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

We rely on software-as-a-service, or SaaS, technologies from third parties.

We rely on SaaS technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services, marketing services and data storage services. Some of our vendor agreements may be unilaterally terminated by the counterparty for convenience. If these services become unavailable due to contract cancellations, extended outages or interruptions, because they are no longer available on commercially reasonable terms or prices, or for any other reason, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing our offerings and supporting our consumers and partners could be impaired, and our ability to access or save data stored to the cloud may be impaired until equivalent services, if available, are identified, obtained, and implemented, all of which could harm our business, financial condition, and results of operations.

Any restrictions on our use of, or ability to license data, or our failure to license data and integrate third-party technologies, could have a material adverse effect on our business, financial condition, and results of operations.

We depend upon licenses from third parties for some of the technology and data used in our applications, and for some of the technological platforms upon which these applications are built and operate. We expect that we may need to obtain additional licenses from third parties in the future in connection with the development of our solutions and services. In addition, we obtain a portion of the data that we use from various securities and option exchanges. We believe that we have all rights necessary to use the data that is incorporated into our solutions and services. However, we cannot assure you that our licenses for information will allow us to use that information for all potential or contemplated applications and solutions.

In the future, data providers could withdraw their data from us or restrict our usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data, or if judicial interpretations are issued restricting use of the data that we currently use in our solutions and services. If a substantial number of data providers were to withdraw or restrict their data and if we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, our ability to provide solutions and services to our subscribing customers would be materially adversely impacted, which could have a material adverse effect on our business, financial condition, and results of operations.

We also integrate into our proprietary applications and use third-party software to maintain and enhance, among other things, content generation and delivery, and to support our technology infrastructure. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology, and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. These technologies may not be available to us in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into our own proprietary applications. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain, maintain, or comply with any of these licenses could delay development until equivalent technology can be identified, licensed, and integrated, which would harm our business, financial condition, and results of operations.

Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. If our data suppliers choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.

We are dependent on a limited number of key executives and employees, the loss of which could negatively impact our business.

Our business is led by our CEO Gust Kepler and a small group of key employees. The loss of one or more of these executives could negatively impact our business.

Risks Related to Blackboxstocks’ Intellectual Property

We may not be able to halt the operations of entities that copy our intellectual property or that aggregate our data as well as data from other companies, including social networks, or copycat online services that may misappropriate our data. These activities could harm our brand and our business.

From time to time, third parties may try to access content or data from our networks through scraping, robots, or other means and use this content and data or combine this content and data with other content and data as part of their services. These activities could degrade our brand, negatively impact our platform and system performance and harm our business. We have employed contractual, technological or legal measures in an attempt to halt unauthorized activities, but these measures may not be successful. In addition, if our customers do not comply with our terms of service, they also may be able to abuse our tools, solutions, and services and provide access to our solutions and content to unauthorized users. We may not be able to detect any or all of these types of activities in a timely manner and, even if we could, technological and legal measures may be insufficient to stop these actions. In some cases, particularly in the case of online services operating from outside of the United States, our available legal remedies may not be adequate to protect our business against such activities. Regardless of whether we can successfully enforce our rights against these parties, any measures that we may take could require us to expend significant financial or other resources.

Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition, and results of operations.

Our commercial success depends on our ability to develop and commercialize our platform, products and services and use our proprietary technology without infringing the intellectual property or proprietary rights of third parties. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. We are not currently subject to any material claims from third parties asserting infringement of their intellectual property rights.

Intellectual property disputes can be costly to defend and may cause our business, operating results, and financial condition to suffer. Whether merited or not, we have in the past and may in the future face allegations that we, our partners, our licensees, or parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights, or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition, and results of operations.

Failure to maintain, protect, or enforce our intellectual property rights could harm our business and results of operations.

We may pursue the registration of our domain names, trademarks, and service marks in the United States. We also strive to protect our intellectual property rights by relying on federal, state, and common law rights, as well as contractual restrictions. We typically enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our technology or intellectual property rights. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. These contractual arrangements and the other steps we have taken to protect our intellectual property rights may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technology or intellectual property by others.

Effective trade secret, patent, copyright, trademark and domain name protection is expensive to obtain, develop and maintain, both in terms of initial and ongoing registration or prosecution requirements and expenses and the costs of defending our rights. We have invested in and may, over time, increase our investment in protecting our intellectual property through patent filings that could be expensive and time-consuming. Our trademarks and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We have not yet applied for or obtained any issued patents that provide protection for our technology or products. Moreover, any issued patents we may obtain may not provide us with a competitive advantage and, as with any technology, competitors may be able to develop similar or superior technologies to our own, now or in the future. In addition, due to a recent U.S. Supreme Court case, it has become increasingly difficult to obtain and assert patents relating to software or business methods, as many such patents have been invalidated for being too abstract to constitute patent-eligible subject matter. We do not know whether this will affect our ability to obtain patents on our innovations, or successfully assert any patents we may pursue in litigation or pre-litigation campaigns.

Monitoring unauthorized use of the content on our platform, and our other intellectual property and technology, is difficult and costly. Our efforts to protect our proprietary rights and intellectual property may not have been and may not be adequate to prevent their misappropriation or misuse. Third parties, including our competitors, could be infringing, misappropriating, or otherwise violating our intellectual property rights. We may not be successful in stopping unauthorized use of our content or other intellectual property or technology. Further, we may not have been and may not be able to detect unauthorized use of our technology or intellectual property, or to take appropriate steps to enforce our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our solutions and services. Our competitors may also independently develop similar technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every jurisdiction in which our solutions or technology are hosted or available. Further, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. The laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property rights could result in competitors offering solutions that incorporate our most technologically advanced features, which could reduce demand for our solutions.

We may find it necessary or appropriate to initiate claims or litigation to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of intellectual property rights claimed by others. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the use or technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. Litigation is inherently uncertain and any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and results of operations. If we fail to maintain, protect, and enforce our intellectual property, our business and results of operations may be harmed.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement or misappropriation of our intellectual property rights. Proceedings to enforce our intellectual property in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We believe that our brand is critical to the success of our business, and we plan to utilize trademark registration and other means to protect it. Our business would be harmed if we were unable to protect our brand against infringement and its value was to decrease as a result.

We have registered our “Blackboxstocks” tradename and logo with the USPTO. We may apply for registration of additional product name or marks.

The registered or unregistered trademarks or trade names that we own or license may be challenged, infringed, circumvented, declared generic, lapsed, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with customers and potential partners. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to commercialize our technologies or solutions in certain relevant countries. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information, including our technology platform, and to maintain our competitive position. With respect to our technology platform, we consider trade secrets and know-how to be one of our primary sources of intellectual property. However, trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology in part by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, outside contractors, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information, including our technology and processes. Despite these efforts, no assurance can be given that the confidentiality agreements we enter into will be effective in controlling access to such proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets, and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets, or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing the same or similar technologies and processes, which may allow them to provide a service similar or superior to ours, which could harm our competitive position.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, it could harm our competitive position, business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property, including technologies and software from third parties, that is important to our business, and we may enter into future additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our solutions and services, or adversely impact our ability to commercialize future solutions and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could harm our competitive position, business, financial condition, results of operations, and prospects.

If we cannot license rights to use intellectual property on reasonable terms, we may not be able to commercialize new solutions or services in the future.

In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new solutions or services. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources, and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our solutions and services. Such royalties are a component of the cost of our solutions or services and may affect the margins on our solutions and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, our business, financial condition, results of operations, and prospects could be affected. If licenses to third-party intellectual property rights are, or become required for us, to engage in our business, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. Moreover, we could encounter delays and other obstacles in our attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing solutions and services, which could harm our competitive position, business, financial condition, results of operations, and prospects.

Risks Relating to the Merger

The Company will allocate time and resources to effecting the Merger and incur non-recurring costs related to the REalloys Merger.

The Company and its management have allocated and will continue to be required to allocate time and resources to effecting the completion of the pending Merger transaction with REalloys and related and incidental activities. There is a risk that the challenges associated with managing these various Merger initiatives may have a business impact and that consequently the underlying businesses will not perform in line with expectations. This could have an adverse effect on the reputation, business, financial condition or results of operations of the Company.

In addition, the Company expects to incur a number of non-recurring costs associated with the Merger, including taxes, legal fees, advisor fees, filing fees, mailing expenses, and financial printing expenses. There can be no assurance that the actual costs will not exceed those estimated and the actual completion of the Merger may result in additional and unforeseen expenses. Many of these costs will be payable whether or not the Merger is completed. While it is expected that benefits of the Merger achieved by the Company will offset these transaction costs over time, this net benefit may not be achieved in the short-term or at all, particularly if the Merger are delayed or does not happen at all. These combined factors could adversely affect the business, results of operations or financial condition of the Company.

The Merger will require REalloys Inc. to apply for an initial listing on Nasdaq which may not be granted.

The Merger is expected to be treated as a reverse merger by Nasdaq which will require the post-Merger Company to apply for an initial listing on the Nasdaq Capital Market. There are numerous listing requirements including but not limited to minimum equity requirements and certain minimum requirements for stockholder holdings and a minimum bid price of $4.00 per share. There can be no assurance that the Company will be able to meet the initial listing requirements of the Nasdaq Capital Market which could result in either the Company’s delisting or termination of the Merger.

The calculation of the number of Blackboxstocks shares to be issued may be adjusted if there is a change in REalloys share capital between the date of Merger Agreement and Closing.

The calculation of the number of Company shares to be issued in the Merger may be adjusted in the event that REalloys issues any share capital between the date of the Merger Agreement and Closing pursuant to the exchange ratio in the Merger Agreement. The parties may not be permitted to terminate the Merger Agreement because of changes in the exchange ratio.

The Merger may not be completed on the terms or timeline currently contemplated, or at all, as Blackboxstocks or REalloys may be unable to satisfy conditions or obtain the approvals required to complete the Merger or such approvals may contain material restrictions or conditions.

Completion of the Merger is subject to numerous conditions. Although the Company is diligently applying its efforts to take, or cause to be taken, all actions to do, or cause to be done, all things necessary, proper or advisable to consummate the Merger, there can be no assurance that these conditions will be fulfilled or that the Merger will be completed on the terms or timeline currently contemplated, or at all. We have and will continue to expend time and resources and incur expenses related to the Merger. Many of these expenses must be paid regardless of whether the Merger are consummated. Governmental agencies and/or the Nasdaq may not approve the Merger, may impose conditions to the approval of the Merger or require changes to the terms of the Merger. Any such conditions or changes could have the effect of delaying completion of the Merger, imposing costs on or limiting the revenues of the Company following the Merger or otherwise reducing the anticipated benefits of the Merger.

Completion of the Merger may trigger certain provisions in agreements to which the Company or its operating subsidiary is a party.

The completion of the Merger may trigger certain change in control, consent, assignment or other provisions in agreements to which the Company, our subsidiary Blackbox Operating, or REalloys is a party. In addition, the completion of the Merger may trigger certain technical provisions in agreements to which the Company, Blackbox Operating or REalloys is a party. If such parties are unable to assert that such provisions should not apply, or the parties are unable to comply with or negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, including potentially terminating such agreements or seeking monetary damages. Even if the Company, Blackbox Operating or REalloys is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the Company.

Failure to complete the Merger could adversely affect the market price of our common stock as well as our business, financial condition and results of operations.

If the Merger is not completed for any reason, the price of our common stock may decline, and our business, financial condition and results of operations may be impacted to the extent that the market price of our common stock reflects positive market assumptions that the Merger will be completed and the related expected benefits will be realized; based on significant expenses, such as legal, advisory and financial services which generally must be paid regardless of whether the Merger is completed; based on potential disruption of our business and distraction of our workforce and management team and other contemplated transactions under the Merger Agreement (the “Contemplated Transactions”).

The announcement and pendency of the Merger could have an adverse effect on the stock price of our common stock as well as our business, financial condition, results of operations or business prospects.

The announcement and pendency of the Merger could disrupt our businesses in negative ways. For example, customers and other third-party business partners may seek to terminate and/or renegotiate their relationships with the Company as a result of the Merger, whether pursuant to the terms of their existing agreements or otherwise. In addition, current and prospective employees may experience uncertainty regarding their future roles with the Company upon consummation of the Merger, which might adversely affect our ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect the price of our common stock, or harm our financial condition, results of operations or business prospects.

We may have difficulty attracting, motivating and retaining executives and other employees in light of the Merger.

We may have difficulty attracting, motivating and retaining executives and other employees in light of the Merger. Uncertainty about the effect of the Merger on our employees may have an adverse effect. This uncertainty may impair our ability to attract, retain and motivate personnel until the Merger is completed.

Litigation relating to the Merger, if any, could result in an injunction preventing the completion of the Merger and/or substantial costs to the Company.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the Merger Agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition. Lawsuits that may be brought against us or our directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Merger. One of the conditions to the closing of the Merger is that no order preventing the consummation of the Contemplated Transactions shall have been issued by and governmental authority of competent jurisdiction and remain in effect and that there shall not be any law which has the effect of making the consummation of the Contemplated Transactions illegal. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, that injunction may delay or prevent the Merger from being completed within the expected time frame or at all, which may adversely affect our business, financial position and results of operations.

Blackboxstocks General Risk Factors

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our securities will be influenced by the research and reports that securities or industry analysts publish about us or our business (or the absence of such research or reports). If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline and such decline could be material.

We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosures; being exempt from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; being subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and not being required to hold nonbinding advisory votes on executive compensation or on any golden parachute payments not previously approved.

In addition, while we are an “emerging growth company,” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.

We may remain an “emerging growth company” until as late as December 31, 2026, the fiscal year-end following the fifth anniversary of the completion of our initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future.

The process of designing and implementing internal controls over financial reporting is time consuming, costly, and complicated. If during the evaluation and testing process, we identify one or more material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented, or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the valuation of our common stock could be adversely affected.

Compliance with public reporting requirements have and will continue to affect the Company’s financial resources.

The Company is subject to certain public reporting obligations as required by federal securities laws, regulations and agencies. Compliance with such reporting requirements will require the company to incur significant legal, accounting and other administrative expenses. The expenses the Company may incur will have a significant impact on the Company’s financial resources and may lead to a decrease in the value and price of our common stock.

We rely on network infrastructure and our ability to maintain and scale our business and maintain competitiveness. Any significant interruptions or delays in service on our apps or websites or any undetected errors or design faults could adversely affect our business, financial condition and results of operations.

We depend on the use of information technologies and systems and our reputation and ability to acquire, retain, and serve our customers are dependent upon the reliable performance of our apps and websites and the underlying network infrastructure. As our operations grow, we must continuously improve and upgrade our systems and infrastructure while maintaining or improving the reliability and integrity of our infrastructure. Our future success also depends on our ability to adapt our systems and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve the performance, features and reliability of our solutions in response to competitive services and offerings. We expect the use of alternative platforms such as tablets and smartphones will continue to grow and the emergence of niche competitors who may be able to optimize offerings, services, or strategies for such platforms will require new investment in technology. New developments in other areas, such as cloud computing, have made it easier for competition to enter our markets due to lower upfront technology costs. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. There is also no guarantee that we will possess the financial resources or personnel, for the research, design, and development of new applications or services, or that we will be able to utilize these resources successfully and avoid technological or market obsolescence. Further, there can be no assurance that technological advances by one or more of our competitors or future competitors will not result in our present or future applications and services becoming uncompetitive or obsolete. If we were unable to enhance our offerings and network capabilities to keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive offerings at lower prices, more efficiently, more conveniently, or more securely than our platform offerings, our business, financial condition and results of operations

Cautionary NOTE Regarding Forward-Looking Statements

This joint proxy and consent solicitation statement/prospectus and other documents incorporated by reference into this joint proxy and consent solicitation statement/prospectus contain or may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “anticipates,” “assumes,” “believes,” “can,” “could,” “estimates,” “expects,” “forecasts,” “guides,” “intends,” “is confident that,” “may,” “plans,” “seeks,” “projects,” “targets,” and “would” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed Merger between Blackboxstocks and REalloys including future financial and operating results, the Combined Company’s plans, objectives, expectations and intentions, the expected timing of completion of the merger and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the respective managements of Blackboxstocks and REalloys and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section titled “Risk Factors” beginning on page 34 of this joint proxy and consent solicitation statement/prospectus, and those set forth under “Risk Factors” in Blackboxstocks’ Annual Report on Form 10-K filed on March 21, 2025 with the SEC and in its other public filings with the SEC.

Following the Merger, important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include but are not limited to:

●	fluctuation and volatility in market price of the Combined Company’s common stock due to market and industry factors, as well as general economic, political and market conditions;

●	the impact of dilution on the stockholders of the Combined Company, including through the issuance of additional equity securities in the future;

●	the Combined Company’s ability to realize the intended benefits of the Merger;

●	the impact of the Combined Company’s ability to realize the anticipated tax impact of the Merger;

●	the outcome of litigation or other proceedings the Combined Company may become subject to in the future;

●	delisting of the Combined Company’s common stock from the Nasdaq or the failure for an active trading market to develop;

●	the failure of altered business operations, strategies and focus of the Combined Company to result in an improvement for the value of its common stock;

●	the availability of and REalloys ability to continue to obtain sufficient funding to conduct planned operations and realize potential profits;

●	REalloys’ limited operating history;

●	the impact of the concentration of capital stock ownership with insiders of the Combined Company after the Merger on stockholders’ ability to influence corporate matters;

●	the impacts of future acquisitions of businesses or products and the potential to fail to realize intended benefits of such acquisitions;

●	the potential impact of changes in the legal and regulatory landscape, both within and outside of the United States;

●	REalloys’ dependence on third parties;

●	the impact of pricing of REalloys’ products;

●	emerging competition in REalloys’ industry;

●	REalloys’ ability to obtain, maintain and protect its trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on its proprietary rights; and

●	REalloys’ ability to maintain adequate cyber security and information systems.

For a further list and description of such risks and uncertainties, see “Risk Factors” beginning on page 34, “Information About Blackboxstocks — Blackboxstocks Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information About REalloys — REalloys Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this joint proxy and consent solicitation statement/prospectus.

Blackboxstocks and REalloys do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You are cautioned not to place undue reliance on these forward-looking statements, because, while the respective managements of Blackboxstocks and REalloys believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this joint proxy and consent solicitation statement/prospectus.

Market And Industry Data

Information and management estimates contained in this joint proxy and consent solicitation statement/prospectus concerning the industries in which Blackboxstocks and REalloys respectively operate, including general expectations and market position and market opportunity, are based on publicly available information, such as market studies, consumer research reports and other research reports, as well as information from industry reports provided by third-party sources, such as analysis firms. Estimates from the management of Blackboxstocks and REalloys are also derived from knowledge of the industry and markets in which Blackboxstocks and REalloys operate and expect to compete. None of the sources cited in this joint proxy and consent solicitation statement/prospectus have consented to the inclusion of any data from its reports, and Blackboxstocks and REalloys have not sought their consent. Blackboxstocks’ and REalloys’ internal research has not been verified by any independent source, and Blackboxstocks and REalloys have not independently verified any third-party information. In addition, while Blackboxstocks and REalloys believe the market position and market opportunity information included in this joint proxy and consent solicitation statement/prospectus is generally reliable, such information is inherently imprecise. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors” beginning on page 34 of this joint proxy and consent solicitation statement/prospectus.

NOTICE REGARDING MINERAL DISCLOSURE

The technical report summary for REalloys’ Hoidas Lake Rare Earth Element Project located in Saskatchewan, Canada, included herewith, has been prepared in accordance with subpart 1300 of Regulation S-K - Disclosure by Registrants Engaged in Mining Operations, or “S-K 1300” as issued by the U.S. Securities and Exchange Commission (the “SEC”), under the United States Securities Act of 1933, as amended, (the “Securities Act”). Such technical report summary is included as Exhibit 96.1 to this joint proxy and consent solicitation statement/prospectus.

For the meanings of certain technical terms used in this joint proxy and consent solicitation statement/prospectus, see “Glossary of Technical Terms” below.

GLOSSARY OF TECHNICAL TERMS

This joint proxy and consent solicitation statement/prospectus utilizes the following defined terms:

“Indicated mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

“Inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

“Measured mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

“Mineral reserve” is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

“Mineral resource” is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

“Probable mineral reserve” is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

“Proven mineral reserve” is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

The Special Meeting Of BLACKBOXSTOCKS Stockholders

This section contains information for Blackboxstocks’ stockholders about the Special Meeting that has been called to consider the approval of the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal, the Authorized Share Increase Proposal and the Adjournment Proposal.

General

Blackboxstocks is furnishing this proxy statement/prospectus to Blackboxstocks’ stockholders as part of the solicitation of proxies by the Blackboxstocks Board of Directors for use at the special meeting of Blackboxstocks stockholders to be held on [●], 2025, and at any adjournment or postponement thereto. This proxy statement/prospectus is first being furnished to Blackboxstocks’ stockholders on or about [●], 2025 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides Blackboxstocks’ stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The Special Meeting will be held virtually beginning at [●] Central Time, on [●], 2025, or at such other date and at such other place to which the meeting may be adjourned.

Purpose of the Special Meeting of Blackboxstocks

The purposes of the Special Meeting are:

1.	to approve the Nasdaq Proposal;

2.	to approve the Incentive Plan Proposal;

3.	to approve the Reverse Stock Split Proposal;

4.	to approve the Authorized Share Increase Proposal; and

5.	to approve the Adjournment Proposal.

To complete the Merger, Blackboxstocks stockholders must approve the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal and the Authorized Share Increase Proposal. Except for the Adjournment Proposal, each proposal is conditioned on the approval and adoption of the other proposals. The Adjournment Proposal is not conditioned on any other proposal.

Recommendation of the Blackboxstocks Board of Directors

The Blackboxstocks Board believes that the proposals to be presented at the Special Meeting are in the best interest of Blackboxstocks and its stockholders and unanimously recommends that its stockholders vote “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Reverse Stock Split Proposal, “FOR” the Authorized Share Increase Proposal, and “FOR” the Adjournment Proposal, in each case, if presented at the Special Meeting.

The existence of financial and personal interests of one or more of Blackboxstocks’ directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Blackboxstocks and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Blackboxstocks’ officers have interests in the Merger that may conflict with your interests as a stockholder. See the section entitled “The Merger — Interests of Blackboxstocks’ Directors and Executive Officers in the Merger” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

Blackboxstocks stockholders holding shares in “street name” will be entitled to vote or direct votes to be cast at the Special Meeting if they owned shares of common stock and Series A Preferred Stock at the close of business on [●], 2025, which is the Record Date for the Special Meeting. Blackboxstocks stockholders will have (i) one vote for each share of common stock and (ii) 100 votes per share of Series A Preferred Stock owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Blackboxstocks options and warrants do not have voting rights. As of the close of business on the Record Date, there were (i) [●] Blackboxstocks common stock issued and outstanding and (ii) [●] shares of Series A Preferred Stock issued and outstanding.

Quorum

A quorum of Blackboxstocks stockholders is necessary to hold a valid meeting. The presence in person, by means of remote communication, or by proxy of a majority of the voting power constitutes a quorum for the transaction of business at a meeting of stockholders, except as otherwise required by the Blackboxstocks Articles, the Blackboxstocks Bylaws, or the NRS. The shares of Blackboxstocks common stock and Series A Preferred Stock are the only classes of voting securities of Blackboxstocks outstanding (the “Voting Stock”). Abstentions are included for purposes of determining whether a quorum is present and broker-non votes are not expected in connection with the Special Meeting. As of the Record Date, there were [●] shares of Series A Preferred Stock issued and outstanding, representing [●] votes on each matter presented to the stockholders for a vote, and together with the common stock, collectively representing [●] votes on each matter presented to the stockholders for a vote. Thus, the holders of shares of Voting Stock representing [●] votes must be present during the Special Meeting or represented by proxy at the Special Meeting to achieve a quorum.

Abstentions; Broker Non-Votes; Votes Required for Approval

The vote required for each proposal and the treatment and effect of abstentions, broker non-votes, and signed but unmarked proxy cards with respect to each proposal are as follows:

Proposal	Votes Required for Approval(1)	Effect of Abstentions(2)	Effect of Broker Non-Votes(2)	Signed but Unmarked Proxy Cards(3)
Proposal 1 Nasdaq Proposal	The affirmative vote of the majority of the votes of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on the subject matter and that are voted for or against the matter.	Same effect as a vote “Against”	Not applicable as broker non-votes are not expected at the Special Meeting.	Voted “For”
Proposal 2 Incentive Plan Proposal	The affirmative vote of the majority of the votes of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on the subject matter and that are voted for or against the matter.	Same effect as a vote “Against.”	Not applicable as broker non-votes are not expected at the Special Meeting.	Voted “For”

Proposal 3 Reverse Stock Split Proposal

The affirmative vote of the majority of the votes of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on the subject matter and that are voted for or against the matter.

The affirmative vote of the majority of the votes of the issued and outstanding shares of common stock, as a class, present in person or represented by proxy at the Special Meeting and entitled to vote on the subject matter and that are voted for or against the matter.

		Same effect as a vote “Against.”	Not applicable as broker non-votes are not expected at the Special Meeting.	Voted “For”
Proposal 4 Authorized Share Increase Proposal	The affirmative vote of the majority of the votes of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on the subject matter and that are voted for or against the matter.	Same effect as a vote “Against.”	Not applicable as broker non-votes are not expected at the Special Meeting.	Voted “For”
Proposal 5 Adjournment Proposal	The affirmative vote of the majority of the votes of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on the subject matter and that are voted for or against the matter.	Same effect as a vote “Against.”	Not applicable as broker non-votes are not expected at the Special Meeting.	Voted “For”

(1)	Vote required is pursuant to the provisions of the Blackboxstocks Bylaws.

(2)	Abstentions are included for purposes of determining whether a quorum is present, but are not considered “votes cast.” However, the shares in connection with abstentions are considered “present in person or represented by proxy at the Special Meeting and entitled to vote.” Broker non-votes are not expected at the Special Meeting.

(3)	If a holder of record completes and returns its proxy card properly, but does not provide instructions on its proxy card as to how to vote its shares, its shares will be voted as shown in this column and in accordance with the judgment of the individuals named as proxies on the proxy card as to any other matter properly brought before the Special Meeting.

Voting Your Shares

Each share of Blackboxstocks common stock that you own in your name entitles you to one vote per share and each share of Series A Preferred Stock entitles you to 100 votes per share. Your proxy card shows the number of shares of Blackboxstocks common stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are four ways to vote your shares of Blackboxstocks common stock at the Special Meeting:

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered stockholder”), you may attend and vote in person at the Special Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are invited to attend the Special Meeting; however, to vote in person at the Special Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. To vote by mail, complete, date, sign and return the enclosed proxy card by mail to: Attention Proxy Department, Security Transfer Corporation, 2901 N. Dallas Parkway, Suite 380, Plano, Texas 75093.

●	Voting by Internet. To vote over the internet, go to [●] to complete an electronic proxy card. You will need your Control Number, which can be found on your proxy card.

●	Voting by Email. To vote by email, complete, date, sign and return a scanned copy of the enclosed proxy card by email to info@stctransfer.com.

Revoking Your Proxy

If you are a Blackboxstocks stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	You may grant a subsequent proxy by mail or email or over the Internet;

●	you may notify Blackboxstocks in writing before the special meeting that you have revoked your proxy; or

●	you may attend the special meeting, revoke your proxy, and vote electronically or telephonically, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a Blackboxstocks stockholder and have any questions about how to vote or direct a vote in respect of your securities, you may call our investor relations group via email at investors@blackboxstocks.com.

Appraisal Rights

Blackboxstocks stockholders do not have any dissenters’ or appraisal rights under Nevada law in connection with the proposed Merger or with respect to any of the matters to be voted on at the Special Meeting.

Proxy Solicitation Costs

Blackboxstocks may elect to solicit proxies on behalf of its board of directors. If elected, this solicitation will be made by mail, but also may be made by telephone, email or in person. Blackboxstocks and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Blackboxstocks will bear the cost of the solicitation.

Blackboxstocks will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

Proposal 1 —The Nasdaq Proposal

General

At the Special Meeting, Blackboxstocks stockholders will be asked to approve (i) pursuant to Nasdaq Listing Rule 5635(a), the issuance of shares of Blackboxstocks common stock to (i) each holder of outstanding shares of REalloys common stock and (ii) each holder of Series X Preferred Stock, upon conversion of Series C Preferred Stock, including by operation of certain anti-dilution adjustments contained therein, which will represent more than 20% of the shares of Blackboxstocks common stock outstanding immediately prior to the Merger, pursuant to the terms of the Merger Agreement, by and among Blackboxstocks, Merger Sub and REalloys and (b) pursuant to Nasdaq Listing Rules 5635(b), the change of control resulting from the transactions contemplated by the Merger.

Additionally, in connection with the Merger, (i) each Acquisition Warrant that is outstanding and unexercised as of immediately prior to the Effective Time shall be converted solely into the right to receive a number of shares of Blackboxstocks common stock equal to the cash amount set forth in such Acquisition Warrant divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time and (ii) each REalloys SAFE that is outstanding as of immediately prior to the Effective Time shall be converted solely into the right to receive a number of shares of Blackboxstocks common stock equal to the Purchase Amount (as set forth in such REalloys SAFE) divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time. Additionally, at the Effective Time, the each REalloys Warrant that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Blackboxstocks common stock, and Blackboxstocks shall assume the terms of the REalloys Warrants pursuant to the terms of the Merger Agreement and as further described herein.

Immediately after the Merger, Blackboxstocks stockholders as of immediately prior to the Merger are expected to own approximately 7.3% of the post-closing aggregate common stock of Blackboxstocks on a fully-diluted basis, and former REalloys stockholders are expected to own approximately 92.7% of the post-closing aggregate as common and preferred stock of Blackboxstocks on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Blackboxstocks’ Net Cash immediately prior to and as of the Effective Time being equal to or in excess of negative two million six hundred ninety thousand dollars (-$2,690,000).

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Blackboxstocks securities in the Merger are described in detail in the section of this proxy statement/ prospectus titled “The Merger Agreement.” A copy of the Merger Agreement is attached as Annex A to this joint proxy and consent solicitation statement/prospectus.

Reason for the Proposal

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Blackboxstocks common stock and shares of common stock issuable upon conversion of the Series C Preferred Stock in the Merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately 92.7% of the post-closing aggregate as common stock of Blackboxstocks on a fully-diluted basis. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Blackboxstocks must obtain the approval of the Blackboxstocks stockholders for the issuance of these shares of common stock in the Merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. It is expected that Nasdaq will determine that the Merger constitutes a “change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Blackboxstocks must obtain the approval of the Blackboxstocks stockholders of the change of control resulting from the Merger.

Vote Required for Approval

Approval of the Nasdaq Proposal requires the affirmative vote of the majority of the votes of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on the subject matter and that are voted for or against the matter. A failure to vote or abstention will have the same effect as a vote against the Nasdaq Proposal. Because the Nasdaq Proposal is not considered a “routine matter,” your bank, broker, trustee or other nominee, as the case may be, will not be able to vote your shares without your instruction with respect to the Nasdaq Proposal. Broker non-votes are not expected in connection with the Nasdaq Proposal.

Recommendation of the Blackboxstocks Board of Directors

THE BLACKBOXSTOCKS BOARD OF DIRECTORS RECOMMENDS THAT BLACKBOXSTOCKS STOCKHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

Proposal 2 — THE INCENTIVE PLAN Proposal

General

At the Special Meeting, Blackboxstocks will ask its stockholders to approve the 2025 Long-Term Incentive Plan (the “2025 Plan”) which such 2025 Plan shall be adopted by Blackboxstocks immediately following the Effective Time. The 2025 Plan was approved by Blackboxstocks board of directors on [●], 2025, subject to stockholder approval and the consummation of the Merger.

The purpose of the 2025 Plan is to promote and closely align the interests of employees, officers, non-employee directors and other individual service providers of the Combined Company and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2025 Plan are to attract and retain the best available employees, officers, non-employee directors and other individual service providers for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the Combined Company through incentives that are consistent with the Combined Company’s goals and that link the personal interests of participants to those of the Combined Company stockholders. The 2025 Plan allows for the grant of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units(“RSUs”), other stock-based awards and incentive bonuses (collectively, “Awards”).

Summary of the 2025 Plan

The following description of the 2025 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2025 Plan, a copy of which is attached as Annex B to this proxy statement. Stockholders are urged to read the 2025 Plan in its entirety.

Purpose. The purpose of the 2025 Plan is to enable us to remain competitive and innovative in our ability to attract and retain the services of key employees, key contractors, and non-employee directors of the Combined Company or any of our subsidiaries. The 2025 Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards, which may be granted singly, in combination, or in tandem, and which may be paid in cash or shares of our common stock. The 2025 Plan is expected to provide flexibility to our compensation methods in order to adapt the compensation of our key employees, key contractors, and non-employee directors to a changing business environment, after giving due consideration to competitive conditions and the impact of applicable tax laws.

Effective Date and Expiration. The 2025 Plan was approved by Blackboxstocks board of directors on [●], 2025 (the “Effective Date”), subject to stockholder approval and the consummation of the Merger. The 2025 Plan will terminate on the tenth anniversary of the Effective Date, unless sooner terminated by our board of directors. No awards may be made under the 2025 Plan after its termination date, but awards made prior to the termination date may extend beyond that date in accordance with their terms.

Share Authorization. Subject to certain adjustments, the number of shares of our common stock that are reserved for issuance pursuant to awards under the 2025 Plan is [●] shares (equal to 15% of the fully-diluted outstanding equity interests of Blackboxstocks following the Merger), 100% of which may be delivered as incentive stock options. Shares to be issued may be made available from authorized but unissued shares of our common stock, shares held by us in our treasury, or shares purchased by us on the open market or otherwise. During the term of the 2025 Plan, we will at all times reserve and keep enough shares available to satisfy the requirements of the 2025 Plan. If an award under the 2025 Plan is cancelled, forfeited, or expires, in whole or in part, the shares subject to such forfeited, expired, or cancelled award may again be awarded under the 2025 Plan. In the event that previously acquired shares are delivered to us in full or partial payment of the option price upon the exercise of a stock option or other award granted under the Plan, the number of shares available for future awards under the Plan shall be reduced only by the net number of shares issued upon the exercise of the stock option or settlement of an award. Awards that may be satisfied either by the issuance of common stock or by cash or other consideration shall be counted against the maximum number of shares that may be issued under the Plan only during the period that the award is outstanding or to the extent the award is ultimately satisfied by the issuance of shares. An award will not reduce the number of shares that may be issued pursuant to the Plan if the settlement of the award will not require the issuance of shares, as, for example, a stock appreciation right that can be satisfied only by the payment of cash. Only shares forfeited back to us; shares cancelled on account of termination, expiration, or lapse of an award; shares surrendered in payment of the option price of an option; or shares withheld for payment of applicable employment taxes and/or withholding obligations resulting from the exercise of a stock option shall again be available for grant as incentive stock options under the Plan, but shall not increase the maximum number of shares described above as the maximum number of shares that may be delivered pursuant to incentive stock options.

Limitation on Outside Director Awards. Outside directors may not be granted awards under the 2025 Plan in any calendar year that exceed $1,000,000 in the aggregate (with the fair market value of any equity awards determined as of the date of grant), other than a one-time award granted to a newly appointed or elected outside director not to exceed an additional $1,000,000 in the aggregate.

Administration. Subject to the terms of the 2025 Plan, the 2025 Plan shall be administered by the Board of Directors or such committee of the Board of Directors as is designated by the Board of Directors to administer the Plan (the “Committee”). Membership on the Committee shall be limited to “non-employee directors” in accordance with Rule 16b-3 under the Securities Exchange Act of 1934, as amended. The Committee may delegate certain duties to one or more officers of the Combined Company as provided in the 2025 Plan. The Committee will determine the persons to whom awards are to be made, determine the type, size and terms of awards, interpret the 2025 Plan, establish and revise rules and regulations relating to the 2025 Plan and make any other determinations that it believes necessary for the administration of the 2025 Incentive Plan.

Eligibility. Employees (including any employee who is also a director or an officer), contractors, and non-employee directors of the Combined Company or any of our subsidiaries, whose judgment, initiative, and efforts contributed to or may be expected to contribute to our successful performance, are eligible to participate in the 2025 Plan. Following the Merger, it is expected that approximately [●] employees (including executive officers), [●] contractors, and [●] non-employee directors who would be eligible for awards under the 2025 Plan.

Stock Options. The Committee may grant either incentive stock options (“ISOs”) qualifying under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or nonqualified stock options, provided that only employees of the Combined Company and our subsidiaries (excluding subsidiaries that are not corporations) are eligible to receive ISOs. Stock options may not be granted with an option price less than 100% of the fair market value of a share of common stock on the date the stock option is granted. If an ISO is granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of our stock (or of any parent or subsidiary), the option price shall be at least 110% of the fair market value of a share of common stock on the date of grant. The Committee will determine the terms of each stock option at the time of grant, including, without limitation, the methods by or forms in which shares will be delivered to participants or registered in their names. The maximum term of each option, the times at which each option will be exercisable, and provisions requiring forfeiture of unexercised options at or following termination of employment or service generally are fixed by the Committee, except that the Committee may not grant stock options with a term exceeding 10 years or, in the case of an ISO granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of our stock (or of any parent or subsidiary), a term exceeding five years.

Recipients of stock options may pay the option price (i) in cash, check, bank draft, or money order payable to the order of the Combined Company; (ii) by delivering to us shares of our common stock (included restricted stock) already owned by the participant having a fair market value equal to the aggregate option price and that the participant has not acquired from us within six months prior to the exercise date; (iii) by delivering to us or our designated agent an executed irrevocable option exercise form, together with irrevocable instructions from the participant to a broker or dealer, reasonably acceptable to us, to sell certain of the shares purchased upon the exercise of the option or to pledge such shares to the broker as collateral for a loan from the broker and to deliver to us the amount of sale or loan proceeds necessary to pay the purchase price; (iv) by requesting us to withhold the number of shares otherwise deliverable upon exercise of the stock option by the number of shares having an aggregate fair market value equal to the aggregate option price at the time of exercise (i.e., a cashless net exercise); and (v) by any other form of valid consideration that is acceptable to the Committee in its sole discretion. No dividends or dividend equivalent rights may be paid or granted with respect to any stock options granted under the 2025 Plan.

Stock Appreciation Rights. The Committee is authorized to grant stock appreciation rights (“SARs”) as a stand-alone award, or freestanding SARs, or in conjunction with options granted under the 2025 Plan, or tandem SARs. SARs entitle a participant to receive an amount equal to the excess of the fair market value of a share of common stock on the date of exercise over the fair market value of a share of our common stock on the date of grant. The exercise price of a SAR cannot be less than 100% of the fair market value of a share of our common stock on the date of grant. The Committee will determine the terms of each SAR at the time of the grant, including, without limitation, the methods by or forms in which shares will be delivered to participants or registered in their names. The maximum term of each SAR, the times at which each SAR will be exercisable, and provisions requiring forfeiture of unexercised SARs at or following termination of employment or service generally are fixed by the Committee, except that no freestanding SAR may have a term exceeding 10 years and no tandem SAR may have a term exceeding the term of the option granted in conjunction with the tandem SAR. Distributions to the recipient may be made in common stock, cash, or a combination of both as determined by the Committee. No dividends or dividend equivalent rights may be paid or granted with respect to any SARs granted under the 2025 Plan.

Restricted Stock and Restricted Stock Units. The Committee is authorized to grant restricted stock and restricted stock units. Restricted stock consists of shares of our common stock that may not be sold, assigned, transferred, pledged, hypothecated, encumbered, or otherwise disposed of, and that may be forfeited in the event of certain terminations of employment or service, prior to the end of a restricted period as specified by the Committee. Restricted stock units are the right to receive shares of common stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Committee, which include a substantial risk of forfeiture and restrictions on their sale or other transfer by the participant. The Committee determines the eligible participants to whom, and the time or times at which, grants of restricted stock or restricted stock units will be made; the number of shares or units to be granted; the price to be paid, if any; the time or times within which the shares covered by such grants will be subject to forfeiture; the time or times at which the restrictions will terminate; and all other terms and conditions of the grants. Restrictions or conditions could include, but are not limited to, the attainment of performance goals (as described below), continuous service with us, the passage of time, or other restrictions and conditions. Except as otherwise provided in the 2025 Plan or the applicable award agreement, a participant shall have, with respect to shares of restricted stock, all of the rights of a stockholder of the Combined Company holding the class of common stock that is the subject of the restricted stock, including, if applicable, the right to vote the common stock and the right to receive any dividends thereon.

Dividend Equivalent Rights. The Committee is authorized to grant a dividend equivalent right to any participant, either as a component of another award or as a separate award, conferring on the participant the right to receive credits based on the cash dividends that would have been paid on the shares of Common Stock specified in the award as if such shares were held by the participant. The terms and conditions of the dividend equivalent right shall be specified by the grant. Dividend equivalents credited to the holder of a dividend equivalent right may be paid currently or may be deemed to be reinvested in additional shares. Any such reinvestment shall be at the fair market value at the time thereof. A dividend equivalent right may be settled in cash, shares, or a combination thereof.

Performance Awards. The Committee may grant performance awards payable at the end of a specified performance period in cash, shares of common stock, units, or other rights based upon, payable in, or otherwise related to our common stock. Payment will be contingent upon achieving pre-established performance goals (as discussed below) by the end of the applicable performance period. The Committee will determine the length of the performance period, the maximum payment value of an award, and the minimum performance goals required before payment will be made, so long as such provisions are not inconsistent with the terms of the 2025 Plan and, to the extent an award is subject to Section 409A of the Code, are in compliance with the applicable requirements of Section 409A of the Code and any applicable regulations or guidance. In certain circumstances, the Committee may, in its discretion, determine that the amount payable with respect to certain performance awards will be reduced from the maximum amount of any potential awards. If the Committee determines, in its sole discretion, that the established performance measures or objectives are no longer suitable because of a change in our business, operations, corporate structure, or for other reasons that the Committee deems satisfactory, the Committee may modify the performance measures or objectives and/or the performance period.

Performance Goals. Awards (whether relating to cash or common stock) under the 2025 Incentive Plan may be made subject to the attainment of performance goals relating to one or more business criteria, and may consist of one or more or any combination of the following criteria: cash flow; cost; revenues; sales; ratio of debt to debt plus equity; net borrowing, credit quality or debt ratings; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; gross margin; earnings per share (whether on a pre-tax, after-tax, operational or other basis); operating earnings; capital expenditures; expenses or expense levels; economic value added; ratio of operating earnings to capital spending or any other operating ratios; free cash flow; net profit; net sales; net asset value per share; the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions; sales growth; price of the Combined Company’s common stock; return on assets, equity or stockholders’ equity; market share; inventory levels, inventory turn or shrinkage; total return to stockholders; or any other criteria determined by the Committee (“Performance Criteria”). Any Performance Criteria may be used to measure the performance of the Combined Company as a whole or any business unit of the Combined Company and may be measured relative to a peer group or index. Any Performance Criteria may include or exclude (i) events that are of an unusual nature or indicate infrequency of occurrence, (iii) changes in tax or accounting regulations or laws, (iv) the effect of a merger or acquisition, as identified in the Combined Company’s quarterly and annual earnings releases, or (v) other similar occurrences. In all other respects, Performance Criteria shall be calculated in accordance with the Combined Company’s financial statements, under generally accepted accounting principles, or under a methodology established by the Committee prior to the issuance of an award which is consistently applied and identified in the audited financial statements, including footnotes, or the Compensation Discussion and Analysis section of the Combined Company’s annual report.

Other Awards. The Committee may grant other forms of awards, based upon, payable in, or that otherwise relate to, in whole or in part, shares of our common stock, if the Committee determines that such other form of award is consistent with the purpose and restrictions of the 2025 Plan. The terms and conditions of such other form of award shall be specified in the grant. Such other awards may be granted for no cash consideration, for such minimum consideration as may be required by applicable law, or for such other consideration as may be specified in the grant.

Vesting of Awards, Forfeiture, Assignment. The Committee, in its sole discretion, may determine that an award will be immediately vested, in whole or in part, or that all or any portion may not be vested until a date, or dates, subsequent to its date of grant, or until the occurrence of one or more specified events, subject in any case to the terms of the 2025 Plan. If the Committee imposes conditions upon vesting, then, subsequent to the date of grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the award may be vested.

The Committee may impose on any award at the time of grant or thereafter, such additional terms and conditions as the Committee determines, including terms requiring forfeiture of awards in the event of a participant’s termination of employment or service. The Committee will specify the circumstances on which performance awards may be forfeited in the event of a termination of service by a participant prior to the end of a performance period or settlement of awards. Except as otherwise determined by the Committee, restricted stock will be forfeited upon a participant’s termination of employment or service during the applicable restriction period. In addition, we may recoup all or any portion of any shares or cash paid to a participant in connection with any award in the event of a restatement of the Combined Company’s financial statements as set forth in the Combined Company’s clawback policy, if any, as such policy may be approved or modified by our board of directors from time to time.

Awards granted under the 2025 Plan generally are not assignable or transferable except by will or by the laws of descent and distribution, except that the Committee may, in its discretion and pursuant to the terms of an award agreement, permit transfers of awards to (i) the spouse (or former spouse), children, or grandchildren of the participant (“Immediate Family Members”); (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members; (iii) a partnership in which the only partners are (a) such Immediate Family Members and/or (b) entities which are controlled by the participant and/or his or her Immediate Family Members; (iv) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision; or (v) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (x) there shall be no consideration for any such transfer, (y) the applicable award agreement pursuant to which such awards are granted must be approved by the Committee and must expressly provide for such transferability, and (z) subsequent transfers of awards shall be prohibited except those by will or the laws of descent and distribution.

Adjustments Upon Changes in Capitalization. In the event that any dividend or other distribution (whether in the form of cash, shares of our common stock, other securities or other property), recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of shares of common stock or other securities of the Combined Company, issuance of warrants or other rights to purchase shares of common stock or other securities of the Combined Company, or other similar corporate transaction or event affects the fair value of an award, then the Committee shall adjust any or all of the following so that the fair value of the award immediately after the transaction or event is equal to the fair value of the award immediately prior to the transaction or event: (i) the number of shares and type of common stock (or the securities or property) which thereafter may be made the subject of awards; (ii) the number of shares and type of common stock (or other securities or property) subject to outstanding awards; (iii) the option price of each outstanding stock option; (iv) the amount, if any, we pay for forfeited shares in accordance with the terms of the 2025 Plan; and (v) the number of or exercise price of shares then subject to outstanding SARs previously granted and unexercised under the 2025 Plan, to the end that the same proportion of our issued and outstanding shares of common stock in each instance shall remain subject to exercise at the same aggregate exercise price; provided, however, that the number of shares of common stock (or other securities or property) subject to any award shall always be a whole number. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the 2025 Plan or any stock option to violate Section 422 of the Code or Section 409A of the Code. All such adjustments must be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which we are subject.

Amendment or Discontinuance of the 2025 Plan. Our board of directors may, at any time and from time to time, without the consent of participants, alter, amend, revise, suspend, or discontinue the 2025 Plan in whole or in part; provided, however, that (i) no amendment that requires stockholder approval in order for the 2025 Plan and any awards under the 2025 Plan to continue to comply with Sections 421 and 422 of the Code (including any successors to such sections or other applicable law) or any applicable requirements of any securities exchange or inter-dealer quotation system on which our stock is listed or traded, shall be effective unless such amendment is approved by the requisite vote of our stockholders entitled to vote on the amendment; and (ii) unless required by law, no action by our board of directors regarding amendment or discontinuance of the 2025 Plan may adversely affect any rights of any participants or obligations of the Combined Company to any participants with respect to any outstanding awards under the 2025 Plan without the consent of the affected participant.

No Repricing of Stock Options or SARs. The Committee may not “reprice” any stock option or SAR without stockholder approval. For purposes of the 2025 Plan, “reprice” means any of the following or any other action that has the same effect: (i) amending a stock option or SAR to reduce its exercise price or base price, (ii) canceling a stock option or SAR at a time when its exercise price or base price exceeds the fair market value of a common share in exchange for cash or a stock option, SAR, award of restricted stock or other equity award, or (iii) taking any other action that is treated as a repricing under generally accepted accounting principles, provided that nothing shall prevent the Committee from (x) making adjustments to awards upon changes in capitalization; (y) exchanging or cancelling awards upon a merger, consolidation, or recapitalization, or (z) substituting awards for awards granted by other entities, to the extent permitted by the 2025 Plan.

Recoupment for Restatements. The Committee may recoup all or any portion of any shares or cash paid to a participant in connection with an award, in the event of a restatement of the Combined Company’s financial statements as set forth in the Combined Company’s clawback policy, if any, approved by the Board of Directors from time to time.

Federal Income Tax Consequences

The following is a brief summary of certain federal income tax consequences relating to the transactions described under the 2025 Plan as set forth below. This summary does not purport to address all aspects of federal income taxation and does not describe any potential state, local, or foreign tax consequences. This discussion is based upon provisions of the Code and the applicable treasury regulations issued thereunder, and judicial and administrative interpretations under the Code and treasury regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or different interpretation.

Law Affecting Deferred Compensation. In 2004, Section 409A was added to the Code to regulate all types of deferred compensation. If the requirements of Section 409A of the Code are not satisfied, deferred compensation and earnings thereon will be subject to tax as it vests, plus an interest charge at the underpayment rate plus 1% and a 20% penalty tax. Certain performance awards, stock options, SARs, restricted stock units, and certain types of restricted stock are subject to Section 409A of the Code.

Incentive Stock Options. A participant will not recognize income at the time an ISO is granted. When a participant exercises an ISO, a participant also generally will not be required to recognize income (either as ordinary income or capital gain). However, to the extent that the fair market value (determined as of the date of grant) of the shares with respect to which the participant’s ISOs are exercisable for the first time during any year exceeds $100,000, the ISOs for the shares over $100,000 will be treated as nonqualified stock options, and not ISOs, for federal tax purposes, and the participant will recognize income as if the ISOs were nonqualified stock options. In addition to the foregoing, if the fair market value of the shares received upon exercise of an ISO exceeds the option price, then the excess may be deemed a tax preference adjustment for purposes of the federal alternative minimum tax calculation. The federal alternative minimum tax may produce significant tax repercussions depending upon the participant’s particular tax status.

The tax treatment of any shares acquired by exercise of an ISO will depend upon whether the participant disposes of his or her shares prior to the later of: (i) two years after the date the ISO was granted or (ii) one year after the shares were transferred to the participant (referred to as the “Holding Period”). If a participant disposes of shares acquired by exercise of an ISO after the expiration of the Holding Period, any amount received in excess of the participant’s tax basis for such shares will be treated as a short-term or long-term capital gain, depending upon how long the participant has held the shares. If the amount received is less than the participant’s tax basis for such shares, the loss will be treated as a short-term or long-term capital loss, depending upon how long the participant has held the shares. If the participant disposes of shares acquired by exercise of an ISO prior to the expiration of the Holding Period, the disposition will be considered a “disqualifying disposition.” If the amount received for the shares is greater than the fair market value of the shares on the exercise date, then the difference between the ISO’s option price and the fair market value of the shares at the time of exercise will be treated as ordinary income for the tax year in which the “disqualifying disposition” occurs. The participant’s basis in the shares will be increased by an amount equal to the amount treated as ordinary income due to such “disqualifying disposition.” In addition, the amount received in such “disqualifying disposition” over the participant’s increased basis in the shares will be treated as capital gain. However, if the price received for shares acquired by exercise of an ISO is less than the fair market value of the shares on the exercise date and the disposition is a transaction in which the participant sustains a loss which otherwise would be recognizable under the Code, then the amount of ordinary income that the participant will recognize is the excess, if any, of the amount realized on the “disqualifying disposition” over the basis of the shares.

Nonqualified Stock Options. A participant generally will not recognize income at the time a nonqualified stock option is granted. When a participant exercises a nonqualified stock option, the difference between the option price and any higher market value of the shares of common stock on the date of exercise will be treated as compensation taxable as ordinary income to the participant. The participant’s tax basis for the shares acquired under a nonqualified stock option will be equal to the option price paid for such shares, plus any amounts included in the participant’s income as compensation. When a participant disposes of shares acquired by exercise of a nonqualified stock option, any amount received in excess of the participant’s tax basis for such shares will be treated as short-term or long-term capital gain, depending upon how long the participant has held the shares. If the amount received is less than the participant’s tax basis for such shares, the loss will be treated as a short-term or long-term capital loss, depending upon how long the participant has held the shares.

Special Rule if Option Price is Paid for in Shares. If a participant pays the option price of a nonqualified stock option with previously-owned shares of our common stock and the transaction is not a disqualifying disposition of shares previously acquired under an ISO, the shares received equal to the number of shares surrendered are treated as having been received in a tax-free exchange. The participant’s tax basis and holding period for these shares received will be equal to the participant’s tax basis and holding period for the shares surrendered. The shares received in excess of the number of shares surrendered will be treated as compensation taxable as ordinary income to the participant to the extent of their fair market value. The participant’s tax basis in these shares will be equal to their fair market value on the date of exercise, and the participant’s holding period for such shares will begin on the date of exercise.

If the use of previously acquired shares to pay the option price of a nonqualified stock option constitutes a disqualifying disposition of shares previously acquired under an ISO, the participant will have ordinary income as a result of the disqualifying disposition in an amount equal to the excess of the fair market value of the shares surrendered, determined at the time such shares were originally acquired on exercise of the ISO, over the aggregate option price paid for such shares. As discussed above, a disqualifying disposition of shares previously acquired under an ISO occurs when the participant disposes of such shares before the end of the Holding Period. The other tax results from paying the option price with previously-owned shares are as described above, except that the participant’s tax basis in the shares that are treated as having been received in a tax-free exchange will be increased by the amount of ordinary income recognized by the participant as a result of the disqualifying disposition.

Restricted Stock. A participant who receives restricted stock generally will recognize as ordinary income the excess, if any, of the fair market value of the shares granted as restricted stock at such time as the shares are no longer subject to forfeiture or restrictions, over the amount paid, if any, by the participant for such shares. However, a participant who receives restricted stock may make an election under Section 83(b) of the Code within 30 days of the date of transfer of the shares to recognize ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the restrictions on such shares) over the purchase price, if any, of such shares. If a participant does not make an election under Section 83(b) of the Code, then the participant will recognize as ordinary income any dividends received with respect to such shares. At the time of sale of such shares, any gain or loss realized by the participant will be treated as either short-term or long-term capital gain (or loss) depending on the holding period. For purposes of determining any gain or loss realized, the participant’s tax basis will be the amount previously taxable as ordinary income, plus the purchase price paid by the participant, if any, for such shares.

Stock Appreciation Rights. Generally, a participant who receives a stand-alone SAR will not recognize taxable income at the time the stand-alone SAR is granted, provided that the SAR is exempt from or complies with Section 409A of the Code. If a participant receives the appreciation inherent in the SARs in cash, the cash will be taxed as ordinary income to the recipient at the time it is received. If a recipient receives the appreciation inherent in the SARs in stock, the spread between the then current market value and the exercise price, if any, will be taxed as ordinary income to the participant at the time it is received.

Other Awards. In the case of an award of restricted stock units, performance awards, dividend equivalent rights, or other stock or cash awards, the recipient will generally recognize ordinary income in an amount equal to any cash received and the fair market value of any shares received on the date of payment or delivery, provided that the award is exempt from or complies with Section 409A of the Code. In that taxable year, we will receive a federal income tax deduction in an amount equal to the ordinary income which the participant has recognized.

Federal Tax Withholding. Any ordinary income realized by a participant upon the granting, vesting, exercise, or conversion of an award under the 2025 Plan, as applicable, is subject to withholding of applicable federal, state, and local income tax and to withholding of the participant’s share of any tax under the Federal Insurance Contribution Act and the Federal Unemployment Tax Act. To satisfy our federal income tax withholding requirements, we will have the right to require, as a condition to delivery of any certificate for shares of our common stock or the registration of the shares in the participant’s name, that the participant remit to us an amount sufficient to satisfy those withholding requirements. Alternatively, we may withhold a portion of the shares (valued at fair market value) that otherwise would be issued to the participant to satisfy all or part of the withholding tax obligations or may, if we consent, accept delivery of shares (that the participant has not acquired from us within six months prior to the date of exercise) with an aggregate fair market value that equals or exceeds the required tax withholding payment. Withholding does not represent an increase in the participant’s total income tax obligation since it is fully credited toward his or her tax liability for the year. Additionally, withholding does not affect the participant’s tax basis in the shares. Compensation income realized and tax withheld will be reflected on Forms W-2 supplied by the Combined Company to employees no later than January 31 of the succeeding year. Deferred compensation that is subject to Section 409A of the Code will be subject to certain federal income tax withholding and reporting requirements.

Tax Consequences to Us. To the extent that a participant recognizes ordinary income in the circumstances described above, we will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an “excess parachute payment” within the meaning of Section 280G of the Code, and is not disallowed by the $1,000,000 limitation on certain executive compensation under Section 162(m) of the Code discussed below. While deductibility of executive compensation for federal income tax purposes is among the factors the Board and Committee considers when structuring executive compensation arrangements, it is not the sole or primary factor considered. The Combined Company retains the flexibility to authorize compensation that may not be deductible if we believe it is in the best interests of the Combined Company.

Million Dollar Deduction Limit and Other Tax Matters. We may not deduct compensation of more than $1,000,000 that is paid to “covered employees” (as defined in Section 162(m) of the Code), which include (i) an individual (or, in certain circumstances, his or her beneficiaries) who, at any time during the taxable year, is either our principal executive officer or principal financial officer; (ii) an individual who is among our three highest compensated officers for the taxable year (other than an individual who was either our principal executive officer or principal financial officer at any time during the taxable year); or (iii) anyone who was a covered employee for purposes of Section 162(m) of the Code for any tax year beginning on or after January 1, 2017. This limitation on deductions (x) only applies to compensation paid by a publicly-traded corporation (and not compensation paid by non-corporate entities) and (z) may not apply to certain types of compensation, such as qualified performance-based compensation that is payable pursuant to a written, binding contract that was in effect as of November 2, 2017, so long as the contract is not materially modified after that date. To the extent that compensation is payable pursuant to a prior plan award granted on or before November 2, 2017, and if the Combined Company determines that Section 162(m) of the Code will apply to any such awards, the Combined Company intends that the terms of those awards will not be materially modified and will be constructed so as to constitute qualified performance-based compensation and, as such, will be exempt from the $1,000,000 limitation on deductible compensation.

If an individual’s rights under the 2025 Plan are accelerated as a result of a change in control and the individual is a “disqualified individual” under Section 280G of the Code, then the value of any such accelerated rights received by such individual may be included in determining whether or not such individual has received an “excess parachute payment” under Section 280G of the Code, which could result in (i) the imposition of a 20% federal excise tax (in addition to federal income tax) payable by the individual on the value of such accelerated rights, and (ii) the loss by us of a corresponding compensation deduction on such amounts.

Interest of Directors and Executive Officers

All members of the Combined Company’s board of directors and executive officers will be eligible for awards under the 2025 Plan and, therefore, have a personal interest in the approval of the 2025 Plan.

New Plan Benefits

Blackboxstocks cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to eligible participants under the 2025 Plan because the grant of awards and the terms of such awards are to be determined in the sole discretion of the Committee at the time of grant.

Vote Required for Approval

Approval of the Incentive Plan Proposal requires the affirmative vote of the majority of the votes of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on the subject matter and that are voted for or against the matter. A failure to vote or abstention will have the same effect as a vote against the Incentive Plan Proposal. Because the Incentive Plan Proposal is not considered a “routine matter,” your bank, broker, trustee or other nominee, as the case may be, will not be able to vote your shares without your instruction with respect to the Incentive Plan Proposal. Broker non-votes are not expected in connection with the Incentive Plan Proposal.

Recommendation of the Blackboxstocks Board of Directors

THE BLACKBOXSTOCKS BOARD OF DIRECTORS RECOMMENDS THAT BLACKBOXSTOCKS STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

Proposal 3 — THE REVERSE STOCK SPLIT Proposal

General

At the Special Meeting, Blackboxstocks stockholders will be asked to approve a Certificate of Amendment to the Blackboxstocks Articles to effect at the discretion of Blackboxstocks board of directors and agreed to by REalloys, but prior to the one-year anniversary of the date on which the reverse stock split is approved by the Blackboxstocks stockholders at the Special Meeting, a reverse stock split of the issued and outstanding Blackboxstocks common stock, at a ratio between [●]-for-[●] and [●]-for-[●] (the “Split Ratio”), in the form attached hereto as Annex C (the “Reverse Split Amendment”).

On [●], 2025, the Blackboxstocks board of directors adopted resolutions approving the proposed Reverse Split Amendment to the Blackboxstocks Articles in the form attached as Annex C to this joint proxy and consent solicitation statement/prospectus. If the Reverse Split Amendment is filed with the Secretary of State of the State of Nevada, upon the effectiveness of such amendment (the “Reverse Stock Split Effective Time”), the issued and outstanding shares of Blackboxstocks common stock immediately prior to the Reverse Stock Split Effective Time will automatically without further action on the part of Blackboxstocks be combined into a smaller number of shares in accordance with the final Split Ratio.

By approving the Reverse Stock Split Proposal, Blackboxstocks stockholders will approve the Reverse Split Amendment to the Blackboxstocks Articles pursuant to which any whole number of issued and outstanding shares of Blackboxstocks common stock would be combined into one share of Blackboxstocks common stock pursuant to the Split Ratio and will authorize the Blackboxstocks board of directors to file such Reverse Split Amendment, as mutually agreed by the Blackboxstocks board of directors and REalloys board of directors, with the Secretary of State of the State of Nevada. As of the Record Date, 100,000,000 shares of Blackboxstocks common stock were authorized, [●] shares of Blackboxstocks common stock were issued and outstanding and [●] shares of Blackboxstocks common stock were reserved for issuance.

All holders of Blackboxstocks common stock will be affected proportionately by the reverse stock split. No fractional shares of Blackboxstocks common stock will be issued as a result of the reverse stock split. To the extent that the reverse stock split would result in any stockholders of the Combined Company otherwise owning a fractional share of the Combined Company’s common stock, such share will be rounded up to the nearest whole share. The reverse stock split will affect all stockholders of the Combined Company uniformly and will not change any stockholder’s percentage ownership interest in the Combined Company, except to the extent that the reverse stock split would result in the rounding up of fractional shares.

Should Blackboxstocks receive the required stockholder approval for the Reverse Stock Split Proposal, and following such stockholder approval, the Blackboxstocks board of directors, subject to agreement by REalloys, determines that effecting the reverse stock split is in the best interests of Blackboxstocks and its stockholders, the reverse stock split will become effective as specified in the Reverse Split Amendment filed with the Secretary of State of the State of Nevada. The Reverse Split Amendment filed thereby will contain the number of shares selected by the Blackboxstocks board of directors and REalloys board of directors within the limits set forth in this Reverse Stock Split Proposal to be combined into one share of Blackboxstocks common stock. Accordingly, upon the effectiveness of the amendment to the Blackboxstocks Articles, at the Reverse Stock Split Effective Time, every [●] to [●] shares (or any number in between) of Blackboxstocks common stock outstanding immediately prior to the Reverse Stock Split Effective Time will be combined and reclassified into one share of Blackboxstocks common stock.

The proposed form of Reverse Split Amendment to the Blackboxstocks Articles to effect the reverse stock split, as more fully described below, will affect the reverse stock split but will not change the number of authorized shares of Blackboxstocks common stock or preferred stock, or the par value of Blackboxstocks common stock or preferred stock.

Notwithstanding approval of this Reverse Stock Split Proposal by Blackboxstocks stockholders, the Blackboxstocks board of directors may, in its sole discretion, abandon the proposed amendments and determine prior to the effectiveness of any filing with the Secretary of State of the State of Nevada not to effect the reverse stock split.

Reasons for the Reverse Stock Split

The Blackboxstocks board of directors approved the proposal approving the Reverse Split Amendment to the Blackboxstocks Articles effecting the reverse stock split for the following reasons:

●	the Blackboxstocks board of directors believes effecting the reverse stock split will result in an increase in the minimum bid/closing price of Blackboxstocks common stock and reduce the risk of a delisting of Blackboxstocks common stock from Nasdaq in the future; and

●	the Blackboxstocks board of directors believes a higher stock price may help generate investor interest in Blackboxstocks and ultimately the Combined Company and help Blackboxstocks attract and retain employees.

If the reverse stock split successfully increases the per share price of Blackboxstocks common stock, the Blackboxstocks board of directors also believes this increase may increase trading volume in Blackboxstocks common stock and facilitate future financings by Blackboxstocks.

Requirements for Listing on Nasdaq

Blackboxstocks common stock is listed on The Nasdaq Capital Market under the symbol “BLBX.” Blackboxstocks intends to file an initial listing application pursuant to the terms of the Merger Agreement for the Combined Company to list the securities of the Combined Company on Nasdaq.

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require the Combined Company to have, among other things, a $4.00 per share minimum bid/closing price for a certain number of trading days preceding the Closing, unless it effects a reverse stock split. Therefore, the reverse stock split may be necessary in order to satisfy Nasdaq requirements and consummate the Merger.

In addition, it is a condition to the consummation of the Merger that the Nasdaq listing application for the Combined Company be approved by Nasdaq.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Blackboxstocks’ management being able to issue more shares without further stockholder approval. The reverse stock split will not affect the number of authorized shares of Blackboxstocks capital stock, which will continue to be authorized pursuant to the Blackboxstocks Articles.

Potential Increased Investor Interest

On [●], 2025, Blackboxstocks common stock closed at $[●] per share. An investment in Blackboxstocks common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the Blackboxstocks board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Blackboxstocks common stock. See “Risk Factors – Risks Related to the Proposed Reverse Stock Split” beginning on page 40 of this joint proxy and consent solicitation statement/prospectus.

Blackboxstocks cannot predict whether the reverse stock split will increase the market price for Blackboxstocks common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

●	the market price per share of Blackboxstocks common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Blackboxstocks common stock outstanding before the reverse stock split;

●	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

●	the reverse stock split will result in a per share price that will increase the ability of Blackboxstocks to attract and retain employees;

●	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing; or

●	the market price per share will achieve and maintain the Nasdaq initial listing $4.00 minimum bid/closing price requirement, unless it effects a reverse stock split, for a sufficient period of time for the Combined Company’s common stock to be approved for listing by Nasdaq.

The market price of Blackboxstocks common stock will also be based on the performance of Blackboxstocks, and after the Merger, on the performance of the Combined Company following the consummation of the Merger, and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Blackboxstocks common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Blackboxstocks may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Blackboxstocks common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The reverse stock split will be realized simultaneously for all shares of Blackboxstocks common stock and options to purchase shares of Blackboxstocks common stock outstanding immediately prior to the Reverse Stock Split Effective Time. The reverse stock split will affect all holders of shares of Blackboxstocks common stock outstanding immediately prior to the Reverse Stock Split Effective Time uniformly and each such stockholder will hold the same percentage of Blackboxstocks common stock outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The reverse stock split will not change the par value of Blackboxstocks common stock or preferred stock and will not reduce the number of authorized shares of Blackboxstocks common stock or preferred stock. Blackboxstocks common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. Proportionate adjustments will be made to the per share exercise price, the number of shares issuable upon the exercise, vesting or settlement of all outstanding options to purchase shares of Blackboxstocks common stock, and the number of shares reserved for issuance pursuant to Blackboxstocks’ existing equity incentive plans will be reduced proportionately based on the Split Ratio. The reverse stock split will not affect Blackboxstocks continuing to be subject to the periodic reporting requirements of the Exchange Act, nor will it affect the registration of the Blackboxstocks common stock under the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Blackboxstocks stockholders approve the amendment to the Blackboxstocks Articles effecting the reverse stock split, the Blackboxstocks board of directors and REalloys board of directors mutually agree that a reverse stock split is necessary, and the Blackboxstocks board of directors still believes that a reverse stock split is in the best interests of Blackboxstocks and its stockholders, Blackboxstocks will file the Reverse Split Amendment to the Blackboxstocks Articles with the Secretary of State of the State of Nevada at such time as the Blackboxstocks board of directors has determined to be the appropriate Reverse Stock Split Effective Time. The Blackboxstocks board of directors and REalloys board of directors may mutually agree to delay effecting the reverse stock split without resoliciting stockholder approval for up to one-year following the date of the approval of the reverse stock split by the Blackboxstocks stockholders. Beginning at the Reverse Stock Split Effective Time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the Reverse Stock Split Effective Time, the Blackboxstocks stockholders will be notified that the reverse stock split has been effected. Blackboxstocks expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre- split shares will be asked to surrender to the exchange agent stock certificates representing pre-split shares in exchange for stock certificates (or book-entry positions) representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Blackboxstocks. No new certificates (or book-entry positions) will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Shares held in book-entry form will be automatically exchanged. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Blackboxstocks stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

No Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Blackboxstocks stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to issuance of one (1) full share of post-reverse stock split common stock for each fraction of a share to which the stockholder would otherwise be entitled. For the foregoing purposes, all shares of common stock held by a holder will be aggregated (thus resulting in no more than one fractional share per holder).

Regulatory Approvals

The reverse stock split will not be consummated, if at all, until after approval of Blackboxstocks stockholders is obtained. Blackboxstocks is not obligated to obtain any governmental approvals or comply with any state or federal regulations prior to consummating the reverse stock split other than the filing of the Reverse Split Amendment to the Blackboxstocks Articles with the Secretary of State of the State of Nevada.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Blackboxstocks board of directors or contemplating a tender offer or other transaction for the combination of Blackboxstocks with another company, the Reverse Stock Split Proposal is not being proposed in response to any effort of which Blackboxstocks is aware to accumulate shares of Blackboxstocks common stock or obtain control of Blackboxstocks, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the Blackboxstocks board of directors and stockholders. Other than the proposals being submitted to the Blackboxstocks stockholders for their consideration at the Special Meeting, the Blackboxstocks board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Blackboxstocks. For more information, please see the section titled “Risk Factors—Risks Related to the Combined Company” beginning on page 41 of this joint proxy and consent solicitation statement/prospectus.

Vote Required for Approval

Approval of the Reverse Stock Split Proposal requires the affirmative vote of the majority of the votes of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on the subject matter and that are voted for or against the matter and the Reverse Stock Split Proposal must also be approved by the holders of a majority of the issued and outstanding Blackboxstocks common stock, separately as a class. A failure to vote or abstention will have the same effect as a vote against the Reverse Stock Split Proposal. Because the Reverse Stock Split Proposal is not considered a “routine matter,” your bank, broker, trustee or other nominee, as the case may be, will not be able to vote your shares without your instruction with respect to the Reverse Stock Split Proposal. Broker non-votes are not expected in connection with the Reverse Stock Split Proposal.

Recommendation of the Blackboxstocks Board of Directors

THE BLACKBOXSTOCKS BOARD OF DIRECTORS RECOMMENDS THAT BLACKBOXSTOCKS STOCKHOLDERS VOTE “FOR” THE REVERSE STOCK SPLIT PROPOSAL.

Proposal 4 — THE AUTHORIZED SHARE INCREASE Proposal

General

At the Special Meeting, Blackboxstocks will ask its stockholders to approve a Certificate of Amendment (the “Share Increase Amendment”) to the Blackboxstocks Articles to increase the number of authorized shares of Blackboxstocks common stock (the “Authorized Share Increase”). On [●], 2025, the Blackboxstocks board of directors approved a proposal to amend the Blackboxstocks Articles to increase the number of authorized shares of Blackboxstocks common stock from 100,000,000 shares to [●] shares, which would also have the effect of increasing the total number of authorized shares from [●], including 10,000,000 shares of Blackboxstocks preferred stock, to [●] shares, in the form attached as Annex D to this joint proxy and consent solicitation statement/prospectus and as further described below under the heading “Form of the Share Increase Amendment” below. As of the Record Date, there were [●] shares of Blackboxstocks common stock issued and outstanding, and [●] shares of Blackboxstocks common stock reserved for issuance. Accordingly, approximately [●] shares of the total number of Blackboxstocks common stock currently authorized remain available for issuance or may be reserved for issuance.

Form of the Share Increase Amendment

The Share Increase Amendment would amend and restate Article III of the Blackboxstocks Articles in its entirety as follows:

“The total number of shares of all classes of capital stock which the Company shall have authority to issue is [●] shares (“Capital Stock”). The classes and the aggregate number of shares of each class of Capital Stock that the Company shall have authority to issue are as follows: [●] shares of common stock, $0.001 par value (“Common Stock”); and 10,000,000 shares of preferred stock, $0.001 par value (“Preferred Stock”). The shares of Preferred Stock may be issued from time to time in one or more classes or series as may from time to time be determined by the board of directors. Each such class or series shall be distinctly designated. All shares of any one class or series of the Preferred Stock shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative. The voting powers, designations, preferences, limitations, restrictions and relative rights thereof, if any, may differ from those of any and all other series at any time outstanding. The board of directors of this Corporation is hereby expressly granted authority to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular class or series of Preferred Stock, the number of shares, voting powers, designations, preferences, limitations, restrictions and relative rights of each such class or series.”

Background and Reasons for the Share Increase Amendment

The Blackboxstocks Articles currently authorizes the issuance of up to 110,000,000 shares of capital stock, consisting of (i) 100,000,000 shares of Blackboxstocks common stock and (ii) 10,000,000 shares of Blackboxstocks preferred stock.

As described in greater detail in the section of this proxy statement/prospectus titled “The Merger Agreement,” pursuant to the Merger Agreement, Blackboxstocks will be required to issue shares of Blackboxstocks common stock and shares of Series C Preferred Stock, which are convertible into shares of Blackboxstocks common stock, to REalloys stockholders and reserve up to 15% of the fully-diluted, outstanding equity interests of Blackboxstocks immediately following the Merger for issuance pursuant to, and in accordance with, the terms and conditions of the 2025 Plan. Additionally, pursuant to the terms of the Merger Agreement, outstanding Acquisition Warrants and REalloys SAFEs shall also be converted into the right to receive shares of Blackboxstocks common stock. Blackboxstocks has also agreed to assume the REalloys Warrants upon consummation of the Merger. The number of shares of Blackboxstocks common stock currently authorized and unissued and not reserved for issuance may not be sufficient for these aforementioned transactions. In addition, there may not be sufficient shares of Blackboxstocks common stock available for issuance in connection with possible future acquisitions, equity and equity-based financings, possible future awards under employee benefit plans and other corporate purposes that the Blackboxstocks board of directors may determine to be desirable. Therefore, the Blackboxstocks board of directors has determined that the Share Increase Amendment is in the best interests of Blackboxstocks and its stockholders.

If the Share Increase Amendment is approved by stockholders, upon its effectiveness, and without giving effect to the proposed reverse stock split described in the Reverse Stock Split Proposal of this joint proxy and consent solicitation statement/prospectus, Blackboxstocks will have a total of [●] authorized shares of Blackboxstocks common stock, with shares [●] of Blackboxstocks common stock issued and outstanding (as of the Record Date), and [●] shares reserved for issuance (as of the Record Date), leaving a balance of [●] shares of Blackboxstocks common stock authorized and unissued and not reserved for any specific purpose. Such outstanding share amounts will be correspondingly adjusted to the extent the proposed reverse stock split is effected prior to effectiveness of the Share Increase Amendment, but the reverse stock split will not change the number of authorized shares of common stock or preferred stock.

Except for (i) the issuance of shares of Blackboxstocks common stock and (ii) the issuance of shares of Blackboxstocks common stock that may result from the adoption of the 2025 Plan, the Acquisition Warrants and the REalloys SAFEs, each pursuant to the terms of the Merger Agreement, Blackboxstocks does not currently have any plans, proposals or arrangement to issue any of its authorized but unissued shares of common stock.

Possible Effects of the Share Increase Amendment

If the Share Increase Amendment is approved and becomes effective, the additional authorized shares would be available for issuance at the discretion of the Blackboxstocks board of directors and without further stockholder approval, except as may be required by law or Nasdaq rules. The additional shares of authorized Blackboxstocks common stock would have the same rights and privileges as the shares of Blackboxstocks common stock currently issued and outstanding. Holders of Blackboxstocks common stock have no preemptive rights. The Share Increase would not change the number of shares of common stock outstanding, nor will it have any immediate dilutive effect; however, the issuance of additional shares of Blackboxstocks common stock authorized by the Share Increase may, among other things, have a dilutive effect on earnings per share and on stockholders’ equity and voting rights. Furthermore, future sales of substantial amounts of Blackboxstocks common stock, or the perception that these sales might occur, could adversely affect the prevailing market price of Blackboxstocks common stock or limit Blackboxstocks’ ability to raise additional capital. Blackboxstocks stockholders should recognize that, as a result of this proposal, they will own a smaller percentage of shares relative to the total authorized shares of Blackboxstocks than they presently own.

Appraisal or Dissenters’ Rights

Pursuant to the NRS, stockholders are not entitled to appraisal rights or dissenter’s rights with respect to the Share Increase Amendment or the Authorized Share Increase.

Effectiveness of the Share Increase Amendment

If the Authorized Share Increase is approved by the stockholders at the Special Meeting, it will become effective upon the filing of the Share Increase Amendment, a copy of which is attached as Annex D to this joint proxy and consent solicitation statement/prospectus, with the Secretary of State of the State of Nevada or such later effective date and time as specified in the Share Increase Amendment in accordance with Nevada law.

Vote Required for Approval

Approval of the Authorized Share Increase Proposal requires the affirmative vote of the majority of the votes of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on the subject matter and that are voted for or against the matter. A failure to vote or abstention will have the same effect as a vote against the Authorized Share Increase Proposal. Because the Authorized Share Increase Proposal is not considered a “routine matter,” your bank, broker, trustee or other nominee, as the case may be, will not be able to vote your shares without your instruction with respect to the Authorized Share Increase Proposal. Broker non-votes are not expected in connection with the Authorized Share Increase Proposal.

Recommendation of the Blackboxstocks Board of Directors

THE BLACKBOXSTOCKS BOARD OF DIRECTORS RECOMMENDS THAT BLACKBOXSTOCKS STOCKHOLDERS VOTE “FOR” THE AUTHORIZED SHARE INCREASE PROPOSAL.

PROPOSAL 5 —The Adjournment Proposal

Overview

The Adjournment Proposal, if adopted, will allow the Blackboxstocks Board of Directors to adjourn the Special Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve one or more of the proposals presented at the special meeting. In no event will the Blackboxstocks Board of Directors adjourn the special meeting, without further notice, to a date that is more than 30 days after the date for which the special meeting was originally noticed or if a new record date is fixed for the adjourned meeting.

In the Adjournment Proposal, Blackboxstocks is asking its stockholders to authorize the holder of any proxy solicited by its board of directors to vote in favor of granting discretionary authority to the Blackboxstocks Board of Directors to adjourn the Special Meeting to another time and place for the purpose of soliciting additional proxies. If Blackboxstocks’ stockholders approve the Adjournment Proposal, Blackboxstocks could adjourn the Special Meeting and any adjourned session of the Special Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Blackboxstocks stockholders who have previously voted.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by the Blackboxstocks stockholders, the Blackboxstocks Board of Directors may not be able to adjourn the Special Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the proposals set forth herein. In such event, the Merger would not be completed.

Vote Required for Approval

Approval of the Adjournment Proposal requires the affirmative vote of the majority of the votes of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on the subject matter and that are voted for or against the matter. A failure to vote or abstention will have the same effect as a vote against the Adjournment Proposal. Because the Adjournment Proposal is not considered a “routine matter,” your bank, broker, trustee or other nominee, as the case may be, will not be able to vote your shares without your instruction with respect to the Adjournment Proposal. Broker non-votes are not expected in connection with the Adjournment Proposal.

Recommendation of the Blackboxstocks Board of Directors

THE BLACKBOXSTOCKS BOARD OF DIRECTORS RECOMMENDS THAT BLACKBOXSTOCKS STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

REALLOYS Solicitation Of Written Consent

REalloys Stockholder Action by Written Consent

As discussed in this joint proxy and consent solicitation statement/prospectus, REalloys’ Board of Directors is providing this consent solicitation and these consent solicitation materials to the REalloys stockholders and asking REalloys stockholders to execute and deliver the written consent furnished with this joint proxy and consent solicitation statement/prospectus to approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated thereby, which is referred to as the REalloys Merger Proposal. For a summary of and detailed information regarding the REalloys Merger Proposal, see the information about the Merger Agreement throughout this joint proxy and consent solicitation statement/prospectus, including the information set forth in sections titled “The Merger” beginning on page 119 and “The Merger Agreement” beginning on page 136. A copy of the Merger Agreement is attached as Annex A to this joint proxy and consent solicitation statement/prospectus and incorporated herein by reference. You are urged to read carefully this joint proxy and consent solicitation statement/prospectus and the Merger Agreement in their entirety before providing your consent on this proposal.

The Merger Agreement provides that Merger Sub, a wholly owned subsidiary of Blackboxstocks, be merged with and into REalloys, with REalloys as the surviving corporation. In connection with the Merger, shares of REalloys common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Merger Consideration described in the Merger Agreement. For a summary of and detailed information regarding the Merger consideration, see “The Merger Agreement - Effects of Merger; Merger Consideration” beginning on page 136 of this joint proxy and consent solicitation statement/prospectus.

REalloys Record Date

The record date to determine the REalloys stockholders entitled to notice of this solicitation of written consent is the close of business on [●], 2025 (the “REalloys Record Date”). The REalloys Record Date was established by REalloys’ Board of Directors as permitted by Nevada law.

REalloys Stockholders Entitled to Consent

Only REalloys stockholders of record on the REalloys Record Date will be notified of and be entitled to execute and deliver a written consent. On the REalloys Record Date, the outstanding securities of REalloys eligible to consent with respect to the REalloys Merger Proposal consisted of [●] shares of REalloys common stock and [●] shares of Series X Preferred Stock. Under the REalloys’ organizational documents, each holder of REalloys common stock is entitled to one vote for each share of common stock held of record, and each share of Series X Preferred Stock is entitled to vote with holders of the REalloys common stock on an as-converted basis, with each share of Series X Preferred Stock entitling the holder thereof to cast one vote per share of Series X Preferred Stock

Consent Required

The adoption and approval of the REalloys Merger Proposal requires the affirmative vote (or written consent) of the holders of at least 50.1% of the outstanding shares of REalloys capital stock.

As of the close of business on the REalloys Record Date, the directors and executive officers of REalloys and their affiliates collectively beneficially owned [●] shares of REalloys common stock and [●] shares of Series X Preferred Stock, which represent, in the aggregate, approximately [●]% of REalloys voting stock outstanding and entitled to vote on that date. REalloys currently expects that REalloys’ directors and executive officers will provide written consents to the REalloys Merger Proposal.

Submission of Consents

You may consent to the REalloys Merger Proposal with respect to your shares of REalloys common stock by completing and signing the written consent furnished with this joint proxy and consent solicitation statement/prospectus and returning it to REalloys on or before [●], 2025, the date REalloys’ Board of Directors has set as the targeted final date for receipt of written consents. REalloys reserves the right to extend the final date for receipt of written consents beyond [●], 2025, in the event that consents approving the REalloys Merger Proposal have not been obtained by that date from holders of a sufficient number of shares of REalloys common stock. Any such extension may be made without notice to REalloys stockholders. Once all conditions to the Merger have been satisfied or waived, the consent solicitation will conclude.

If you hold shares of REalloys common stock as of the record date and you wish to give your written consent to the REalloys Merger Proposal, you must complete the enclosed written consent, date and sign it, and promptly return it to REalloys. Once you have completed, dated and signed the written consent, you may deliver it to REalloys by emailing a .pdf copy of your written consent to corpsec@realloys.com, or by mailing your written consent to REalloys Inc., 7280 W. Palmeto Park Rd., Suite 302N, Boca Raton, FL 33433, Attention: Corporate Secretary.

Executing Consents; Revocation of Consents

You may execute a written consent to approve the REalloys Merger Proposal (which is equivalent to a vote for the REalloys Merger Proposal) or disapprove the REalloys Merger Proposal (which is equivalent to a vote against the REalloys Merger Proposal). If you do not return your executed written consent, it will have the same effect as a vote against the REalloys Merger Proposal. If you are a record holder and you return an executed written consent without indicating your decision on the REalloys Merger Proposal, you will be deemed to have given your consent to approve the REalloys Merger Proposal.

Your written consent to the REalloys Merger Proposal, as evidenced by your signing and returning the signature page of the enclosed written consent, may not be changed or revoked once it is received by REalloys.

Appraisal Rights

Dissenting Shares outstanding immediately prior to the Effective Time (other than shares of REalloys common stock owned by REalloys as treasury shares) and held by a holder who has not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with the applicable provisions of Sections 92A.300 through 92A.500 of the NRS until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the NRS with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Sections 92A.300 through 92A.500 of the NRS; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Sections 92A.300 through 92A.500 of the NRS or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Sections 92A.300 through 92A.500 of the NRS, such holder’s Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with the terms and conditions of the Merger Agreement, without interest thereon, upon surrender of the certificate formerly representing such Dissenting Shares or transfer of the book entry shares, as applicable.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by REalloys. REalloys’ officers and employees may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Recommendation of REalloys’ Board of Directors

REalloys’ Board of Directors recommends that REalloys stockholders approve the REalloys Merger Proposal by executing and delivering the written consent furnished with this joint proxy and consent solicitation statement/prospectus. REalloys’ Board of Directors believes the Merger consideration provided to REalloys’ stockholders, as well as the terms and provisions of the Merger Agreement and REalloys’ consummation of the Merger, is advisable and fair to and in the best interests of REalloys and its stockholders. REalloys’ management and its board of directors, after careful study and evaluation of the economic, financial, legal and other factors, also believe that the Merger could provide the combined company with increased opportunity for expansion of its business, which in turn should benefit REalloys’ stockholders who become stockholders of Blackboxstocks. See the section titled “The Merger – REalloys’ Reasons for the Merger” beginning on page 126 of this joint proxy and consent solicitation statement/prospectus.

Assistance

If you need assistance in completing the written consent or have questions regarding the written consent, please contact REalloys:

REalloys Inc.

7280 W. Palmeto Park Rd.

Suite 302N

Boca Raton, FL 33433

Attention: Corporate Secretary

E-mail: corpsec@realloys.com

The Merger

The following discussion contains certain information about the Merger. The discussion is subject, and qualified in its entirety by reference, to the Merger Agreement attached as Annex A to this joint proxy and consent solicitation statement/prospectus. Blackboxstocks and REalloys urge you to read carefully this entire joint proxy and consent solicitation statement/prospectus, including the Merger Agreement attached as Annex A, for a more complete understanding of the Merger.

General

At the Effective Time, Merger Sub, a wholly owned subsidiary of Blackboxstocks, will merge with and into REalloys, with REalloys continuing as the surviving corporation and a wholly owned subsidiary of Blackboxstocks. In connection with the Merger, REalloys will change its name to “REalloys Solutions Inc.” and Blackboxstocks will change its name to “REalloys Inc.”

Each of Blackboxstocks’ and REalloys’ respective boards of directors has approved the Merger Agreement and the transactions contemplated therein, including the Merger.

The closing of the Merger (the “Closing” and such date, the “Closing Date”) will occur no later than the second (2nd) business day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Blackboxstocks and REalloys may mutually agree in writing. At the Closing, Blackboxstocks, REalloys and Merger Sub will cause a certificate of merger to be filed with the Secretary of State of the State of Nevada. The Merger will become effective at the time of the filing of such certificate with the Secretary of State of the State of Nevada or at such later time as may be specified in such certificate of merger with the consent of Blackboxstocks and REalloys.

The closing price of Blackboxstocks’ common stock on Nasdaq on March 7, 2025, the last full trading day prior to the public announcement of the Merger, was $3.46. The closing price of Blackboxstocks’ common stock on Nasdaq on [●], 2025, the last practicable full trading day prior to the date of this joint proxy and consent solicitation statement/prospectus, was $[●].

REalloys is a privately held company, and there is no established public trading market for its securities.

Background of the Merger

Overview of Blackboxstocks Inc.

Blackboxstocks, Inc., a Nevada corporation, is a holding company that serves as the parent of its operating subsidiary, Blackbox.io Inc., a Delaware corporation. Blackboxstocks common stock is currently listed on the Nasdaq Capital Market under the ticker symbol “BLBX.” Blackboxstocks’ principal executive offices are located at 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240, its telephone number is (972) 726-9203, and its website is located at www.blackboxstocks.com. Information on or accessed through Blackboxstocks’ website is not incorporated into this joint proxy and consent solicitation statement/prospectus.

Additional information about Blackboxstocks can be found in the sections titled “Information About Blackboxstocks — Business Overview” beginning on page 181, “Information About Blackboxstocks — Blackboxstocks Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 191 and Blackboxstocks’ financial statements included elsewhere in this joint proxy and consent solicitation statement/prospectus.

Overview of Blackbox.io Inc.

Blackbox.io Inc., a Delaware corporation and wholly owned operating subsidiary of Blackboxstocks Inc., is a financial technology and social media hybrid platform offering real-time proprietary analytics and news for stock and options traders of all levels. Its web-based software (the “Blackbox System”) employs “predictive technology” enhanced by artificial intelligence to find volatility and unusual market activity that may result in the rapid change in the price of a stock or option. Its Blackbox System continuously scans the NASDAQ, NYSE, CBOE, and other options markets, analyzing over 10,000 stocks and up to 1,500,000 options contracts multiple times per second. The Blackbox System also provides its users with a fully interactive social media platform that is integrated into its dashboard, enabling its users to exchange information and ideas quickly and efficiently including the ability to broadcast on their own channels to share trading strategies and market insight within the Blackbox community.

The Blackbox System web application was launched for domestic use and made it available to subscribers in September 2016. Subscriptions for the use of the Blackbox System web application are sold on a monthly and/or annual subscription basis to individual consumers through the Blackboxstocks website at https://blackboxstocks.com.

Overview of Merger Sub

RABLBX Merger Sub, Inc., a Nevada corporation, is a wholly owned subsidiary of Blackboxstocks that was recently incorporated solely for the purpose of entering into the Merger Agreement and consummating the Merger and the other transactions contemplated by the Merger Agreement. Merger Sub is not engaged in any business and has no material assets. Its principal executive offices have the same address and telephone number as Blackboxstocks set forth above. In the Merger, Merger Sub will merge with and into REalloys, with REalloys surviving the Merger as the surviving corporation and Blackboxstocks’ wholly owned subsidiary, and Merger Sub will cease to exist.

Overview of REalloys Inc.

REalloys is building a North American integrated rare earth to high-performance NdFeB magnets and magnet company focused on meeting the demands of the US Protected Markets, which includes NDS, DIB, NIB, robotics, electric aviation and critical infrastructure industries. REalloys’ mission is to focus on meeting US national strategic interests for high-performance NdFeB magnet materials and magnets by exclusively servicing the demands of US Protected Markets. From a US national security perspective, magnet materials and magnets provided to and utilized by the US Protected Markets are either required under federal laws to be, or reasonably expected to be, sourced from a verified North American supply chain.

REalloys has adopted a structured approach to building our North American rare earth (“RE” or “rare earth”) to high performance NdFeB magnet materials and magnet supply chain through (i) producing magnet materials and magnets that meet the performance requirements of US Protected Markets clients and (ii) building capacity to meet the demand of US Protected Market clients on a timetable to meet the demand of US Protected Market clients. In line with this structured approach, REalloys initially acquired 100% of Strategic Metals in May 2024. Strategic Metals owns 100% of the HLREE in Saskatchewan, Canada. The HLREE comprises 14 contiguous mineral claims with a total area of 12,522 hectares (31,300 acres). REalloys believes that the HLREE has the potential to be a long-term North American source of rare earth material as a primary feedstock for the REalloys magnet materials and magnet integrated supply chain.

The second phase in establishing our North American integrated supply chain is REalloys’ acquisition of PMTCM in March 2025. Following the consummation of the acquisition on March 31, 2025, PMTCM became a wholly-owned subsidiary of REalloys. Pursuant to the PMTCM Share Exchange Agreement, REalloys was required to complete a capital injection of $1.75 million into PMTCM for the purchase of additional equipment and working capital by June 30, 2025 (subject to an automatic extension of up to ninety (90) days if the completion of the transactions contemplated by the PMTCM Share Exchange Agreement are delayed as a result of PMTCM inability to transfer the assets, intellectual property and contracts on a free and clear title basis). On June 22, 2025, the parties executed an Amendment to the PMTCM Share Exchange Agreement, pursuant to which: (I) the schedule of required capital infusion by REalloys was revised as follows: (a) $400,000 to be injected on or before June 30, 2025; (b) $200,000 to be injected on or before July 31, 2025; (c) $200,000 to be injected on or before August 31, 2025; and (d) the balance of $950,000 to be injected on or before the earlier of (i) September 30, 2025; and (ii) the date that is five (5) days after the date that REalloys completes a capital raise of no less than US$5,000,000 and (II) the completion deadline for consummation of all transactions contemplated by the PMTCM Share Exchange Agreement was extended to September 30, 2025 (subject to an automatic extension of up to ninety (90) days if the completion of the transactions contemplated by the PMTCM Share Exchange Agreement are delayed as a result of PMTCM inability to transfer the assets, intellectual property and contracts on a free and clear title basis). As of the date of this joint proxy and consent solicitation statement/prospectus, all of the foregoing payments, other than the upcoming August 31, 2025, and September 30, 2025, payments have been made.

PMTCM has industry specific resources required for the metallization of rare earth oxides to rare earth metals and the production of high-performance NdFeB magnet materials and magnets. The Euclid Magnet Facility, which was acquired pursuant to the PMTCM Share Exchange Agreement, is in Euclid, Ohio. Currently, the Euclid Magnet Facility produces rare earth metals and magnet materials for the DLA, the DOE’s AMES and NdFeB magnet industry clients. REalloys currently intends to expand production capacity in 2025 at the Euclid Magnet Facility to meet a material portion of US Protected Markets’ demand by the second quarter of 2026.

REalloys is continuing to evaluate additional opportunities to strengthen our integrated North American magnet and magnet materials supply chain and improve resiliency, capabilities and capacity.

REalloys’ principal executive offices are located at 7280 W. Palmeto Park Rd., Suite 302N, Boca Raton, FL 33433, and its website is located at www.realloys.com. Information on or accessed through REalloys’ website is not incorporated into this joint proxy and consent solicitation statement/prospectus. Additional information about REalloys can be found in the sections titled “Information About REalloys — Business Overview” beginning on page 196, “Information About REalloys — REalloys Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 214 and REalloys’ financial statements included elsewhere in this joint proxy and consent solicitation statement/prospectus.

Background of the Merger Between Blackboxstocks and REalloys

In January of 2023, Blackboxstocks’ management began reviewing potential strategic options, including possible business combinations, in order to spread the expense of operating as a public company across a larger company. Strategic options considered by management included reverse acquisition transactions. Blackboxstocks spent significant financial and management resources over the following two years to negotiate and pursue the consummation of a share exchange transaction (the “Evtec Share Exchange”) with Evtec Aluminium Limited (“Evtec”) and certain of its affiliates but was eventually unsuccessful in effecting the transaction.

On April 24, 2024, Palladium Capital LLC (“Palladium”) first learned about REalloys (formerly known at the time as Eagle Ridge), a mining project in Saskatchewan, formerly known at the time as Hoidas Lake REO Deposit, a rare earth lithium deposit, through an introduction by Leonard Sternheim, President of REalloys. Mr. Sternheim is a long-time family friend of Michael Hartstein, a principal at Palladium, and Mr. Sternheim and Mr. Hartstein have regularly discussed business opportunities over the years. After learning more about REalloys, Palladium agreed to work with REalloys and formally entered into an engagement agreement on November 28, 2024, for the purpose of assisting with a reverse merger transaction and related capital raising efforts. Palladium then began exploring financing options and strategic partnerships with a view towards raising capital in conjunction with a business combination transaction.

Pursuant to that certain placement agent agreement between Palladium and REalloys dated November 24, 2024, Palladium is entitled to (i) a cash fee equal to seven percent (7%) of the aggregate gross proceeds raised from investors in each capital raise transaction closing and (ii) warrants to purchase that number of shares of common stock of REalloys equal to seven percent (7%) of the aggregate number of shares of common stock (or common stock equivalent, if applicable) sold in a capital raise transaction. In addition, REalloys issued Palladium 4,500,000 shares of common stock as an advisory fee for the transactions including the Merger.

Palladium’s engagement did not include a retainer fee. Palladium became eligible for compensation upon execution of the definitive agreement, at which point REalloys received an initial $1 million in funding. This $1 million is part of a larger $5 million funding commitment, with the remaining $4 million expected to be funded at the closing of the merger transaction. While Palladium earned a fee in connection with the initial $1 million, payment of that fee has been deferred until the closing. Palladium will also earn additional compensation in connection with the $4 million funding, which is contingent upon the successful closing of that portion of the commitment. In addition, Palladium arranged bridge financing for Blackboxstocks totaling up to $2.3 million, of which approximately $1.8 million has been funded to date. Finally, Palladium received 4.50% equity ownership in REalloys as part of the overall advisory and engagement agreement, which equity compensation will be exchanged into shares of the Combined Company upon Closing of the Merger.

On April 19, 2024, to get a professional assessment of the project’s viability, Palladium reached out to an investment bank specializing in mining ventures, and on May 24, 2024, the investment bank completed its due diligence on the project and concluded that REalloys has significant potential. Their analysis suggested that the mine holds unique characteristics that could attract investors and possibly strategic buyers, which encouraged Palladium to continue exploring options for listing or a reverse acquisition business combination transaction with a public company.

On July 24, 2024, Palladium introduced a client who expressed interest in purchasing REalloys outright. Palladium then began preliminary discussions with this potential buyer, however, despite promising initial talks, a formal offer never materialized.

On September 24, 2024, Palladium initiated high-level discussions with two public companies regarding a potential reverse acquisition transaction. However, the conversations remained superficial and failed to progress significantly, prompting Palladium to shift focus to other avenues or business combination prospects.

Gust Kepler of Blackboxstocks was introduced to Leonard Sternheim of REalloys and Michael Hartstein of Palladium in order to assist REalloys with finding a candidate for a reverse acquisition transaction and held an initial call was held between such persons on October 8, 2024. At that time, Blackboxstocks was still working on completing the Evtec Share Exchange, and Mr. Kepler was not considering Blackboxstocks as a merger partner for REalloys. Throughout October 2024, Mr. Sternheim and Mr. Hartstein began sharing financial and business information regarding REalloys with Mr. Kepler so that he could help them find a suitable merger partner.

In the first week of November 2024, Mr. Kepler, Mr. Sternheim and Mr. Hartstein discussed the possibility of REalloys using Blackboxstocks as a reverse acquisition partner. At the time, Evtec was struggling to raise capital required for the Evtec Share Exchange and Blackboxstocks had been relying on Evtec for financial support until the Evtec Share Exchange was completed. Mr. Kepler became increasingly concerned that Blackboxstocks may not be able to complete the Evtec Share Exchange. Mr. Kepler and Mr. Sternheim then began negotiating the outlines of a possible reverse acquisition transaction based on a preliminary valuation of REalloys of $400 million and with Blackboxstocks stockholders owning approximately 10% of the combined company following the consummation of the reverse acquisition transaction (the “Combined Company”). The preliminary valuation of REalloys was based on giving Blackboxstocks a valuation of approximately $40 million which was a significant premium over the then existing market cap of approximately $10 million. As a result, Mr. Kepler and Mr. Winspear of Blackboxstocks began to consider REalloys as a possible backup business combination partner in the event that the Evtec Share Exchange was not consummated.

On November 7, 2024, Blackboxstocks and REalloys signed a mutual Non-Disclosure Agreement.

In the second week of November 2024, Blackboxstocks began performing due diligence on REalloys. During this time, Palladium began sourcing potential financing options to support Blackboxstocks in the event Blackboxstocks decided to pursue a transaction with REalloys. Blackboxstocks received a term sheet from Five Narrow Lane, L.P. (“FNL”) on November 27, 2024, to provide proposed financing in the amount of $2,000,000 in order to support Blackboxstocks as it completed a merger, with the presumption that such merger would be with REalloys. On November 28, 2024, Palladium entered into an engagement agreement with REalloys to serve as a placement agent and merger advisory agent on behalf of REalloys. Upon completion of the Merger, Palladium will be issued 4.5% of the total equity ownership common stock of the Combined Company on a fully diluted basis.

On November 30, 2024, REalloys presented Blackboxstocks a draft letter of intent for a reverse acquisition transaction in which Blackboxstocks would retain approximately 10% of the Combined Company. On December 9, 2024, Mr. Kepler and Mr. Sternheim met in REalloys offices in Boca Raton, Florida, to discuss the potential merger. Mr. Kepler and Mr. Sternheim held a follow up meeting on December 30, 2024.

On December 1, 2024, Palladium sent an initial draft of a term sheet to Blackboxstocks, outlining a 90-10% split deal between REalloys and Blackboxstocks, providing a clearer framework for negotiations moving forward.

On December 3, 2024, PowerMet was introduced to REalloys, thereby broadening the scope of REalloys beyond a single asset play and expanding its focus to include midstream and manufacturing, making the overall proposition potentially more valuable.

On December 4, 2024, a joint call between REalloys, Blackboxstocks and Donohoe Advisory Associates LLC (“Donohoe”), a consulting and advisory services firm specializing in Nasdaq listings, took place to discuss the potential merger’s implications with regards to listing on Nasdaq, particularly regarding requirements to meet listing qualifications on NASDAQ upon listing.

On December 7, 2024, REalloys and Blackboxstocks continued engaging in negotiations over key deal terms.

On December 8, 2024, further discussions took place between REalloys and Blackboxstocks, refining the deal structure and addressing concerns raised in previous calls, and on December 10, 2024, further negotiations occurred with a focus on finalizing financial structures and legal considerations.

On December 11, 2024, a call with Donohoe was held to evaluate the merger’s implications for Nasdaq’s listing requirements.

On December 17, 2024, REalloys sent a draft of the S-K 1300 mineral resource estimate report to Blackboxstocks, which such report highlighted the mine’s substantial value and upside potential, further strengthening the investment case to Blackboxstocks and its shareholders following a merger. Additionally, on December 17, 2024, the Blackboxstocks Board of Directors held a meeting to discuss the status of the Evtec Share Exchange and the possible merger with REalloys as well as the related financing with FNL.

During the week of December 16, 2024, Blackboxstocks’ management reviewed the financial projections and valuation models developed by REalloys that supported a valuation of REalloys at approximately $400 million and found the model to be reasonable. The review included discussions of REalloys personnel regarding assumptions and model methods as well as internal evaluations of the model. The REalloys forecast assumptions were largely driven by the ability of REalloys to scale its production capacity to 500 metric tonnes by 2026 and 1,000 tonnes by 2028, which resulted in revenue estimates ranging between $86 million to $100 million in 2026 and $173 million to $200 million in 2028. The forecast included EBITDA (defined by us as net income (loss) before interest expense, income tax, depreciation and amortization expense and certain non-cash items) margins of between 40% and 50% based on industry averages. The valuation models used a combination of discounted cash flows, enterprise valuation and termination valuations. The Company utilized EBITDA multiples of between 12 times and 15 times for termination values and a discount rate of between 10% and 15%. The different ranges of assumptions used produced valuations that were both significantly higher than and lower than $400 million. Based on its evaluation of the forecast and models provided by REalloys as well as its own analysis, Blackboxstocks determined the valuation of $400 million for REalloys to be reasonable and in the best interests of its stockholders.

On December 26, 2024, an initial meeting between FNL and Blackboxstocks to discuss pre-merger financing terms was scheduled., and on December 30, 2024, such meeting took place.

On January 6, 2025, Blackboxstocks and REalloys modified the draft letter of intent to reduce the Blackboxstocks share of the combined company from 10.0% to 7.3% as negotiated by Mr. Kepler and Mr. Sternheim. The reduction from 10.0% to 7.3% was due to additional equity to be issued by REalloys for the planned acquisition of its Euclid, Ohio facility as well as other factors.

Between January 8, 2025, and January 15, 2025, Blackboxstocks negotiated the terms of a private placement financing with FNL. On January 17, 2025, the parties entered into a securities purchase agreement, pursuant to which FNL agreed to purchase from Blackboxstocks: (i) on the date of the purchase agreement, a senior debenture having an aggregate principal amount of $250,000 (the “Initial Debenture”), and (ii) on additional closing dates, upon Blackboxstocks achieving certain milestones tied to the merger, amended and restated senior secured convertible debentures having an aggregate principal amount of $2,000,000 (the “Additional Debenture”).

On January 13, 2025, Blackboxstocks and Evtec mutually agreed to terminate their Share Exchange Agreement.

On January 17, 2025, Blackboxstocks and FNL executed a Securities Purchase Agreement and an Initial Debenture of $250,000, as part of a $2,000,000 financing that was increased to $2,300,000 on January 27, 2025.

On January 27, 2024, Blackboxstocks, FNL and the collateral agent for the Additional Debentures entered into an amendment to securities purchase agreement to, among other things, increase the aggregate principal and subscription amount of the Initial Debenture and Additional Debentures to up to $550,000 and $2,300,000, respectively.

On January 28, 2025, Blackboxstocks’ counsel received an initial draft of the Merger Agreement from REalloys’ counsel which included a valuation of REalloys at $400 million plus all cash and a valuation of Blackboxstocks at $20 million and on February 4, 2025, Blackboxstocks’ counsel sent a revised draft of the Merger Agreement to REalloys’ counsel, which included changes to proposed transaction structure revisions including a proposed Option Agreement for the redemption of Blackboxstocks outstanding preferred stock, a Contingent Value Rights Agreement to be issued to Blackboxstocks stockholders prior to the close of the Merger, and various termination rights. Blackboxstocks’ proposal related to the Option Agreement and the Contingent Value Rights Agreement were based on a similar structure used by Blackboxstocks in the proposed transaction with Evtec.

On February 5, 2025, the Blackboxstocks Board of Directors reviewed the proposed REalloys merger terms with management. The Blackboxstocks Board of Directors also reviewed the proposed financing from FNL at such time. Additionally, on February 5, 2024, a conference call among REalloys, REalloys’ counsel, Blackboxstocks and Blackboxstocks’ counsel was held to discuss open items related to the Merger Agreement, the Option Agreement and the Contingent Value Rights Agreement. The parties agreed to the Option Agreement and the Contingent Value Rights Agreement as a means to help increase the value to Blackboxstocks’ shareholders as part of this transaction and increasing Blackboxstocks’ company valuation to $31.5 million.

On February 12, 2025, REalloys’ counsel sent a revised draft of the Merger Agreement to Blackboxstocks’ counsel, which included the terms to address the treatment of outstanding Blackboxstocks preferred stock, increasing Blackboxstocks valuation from $20 million to $31.5 million and decreasing REalloys’ valuation to only cash in excess of $20 million raised during this interim period and certain merger proposals to be subject to a vote of Blackboxstocks stockholders.

On February 13, 2025, Blackboxstocks’ counsel sent a revised Merger Agreement to REalloys’ counsel, which included changes to net cash requirements for Blackboxstocks, termination provisions for both parties and changes to the Pre-Closing Period (as defined in the Merger Agreement) covenants.

On February 14, 2025, REalloys, REalloys’ counsel, Blackboxstocks and Blackboxstocks’ counsel held a conference call to discuss open items regarding the Merger Agreement and potential solutions to resolve such issues.

On February 18, 2025, REalloys’ counsel sent a revised Merger Agreement to Blackboxstocks’ counsel, including whereby the REalloys Warrants and REalloys SAFE which are converted into Blackboxstocks common stock as part of the Merger would reduce the number of Blackboxstocks common stock issued to the shareholders of REalloys on a 1:1 basis on the Merger Consideration, and a new covenant regarding use of proceeds that may be raised by Blackboxstocks prior to the close of the Merger.

Beginning on February 19, 2025, and through the following week, a series of discussions through conference calls and text messages took place regarding the treatment of interim financing arrangements, warrants and other financial instruments. On February 20, 2025, REalloys’ counsel and Blackboxstocks’ counsel held a call to discuss open items in the Merger Agreement. Additionally on February 20, 2025, Blackboxstocks’ counsel sent a revised Merger Agreement to REalloys’ counsel reflecting the recently agreed terms.

On February 20, 2025, the Blackboxstocks Board of Directors approved, among other things, the entry into the Merger Agreement and consummation of the transactions contemplated thereunder on terms substantially similar to the draft presented to and reviewed by the Blackboxstocks Board of Directors, subject to management’s satisfaction with final definitive documentation.

On February 21, 2025, REalloys’ counsel sent a revised Merger Agreement to Blackboxstocks’ counsel including additional proposed updates reflecting Merger Consideration to be issued, including specifically the creation of a new Series C Preferred Stock and treatment of pre-closing financing.

On February 23, 2025, REalloys, REalloys’ counsel, Blackboxstocks and Blackboxstocks’ counsel held a conference call to discuss various open items in the Merger Agreement and on February 24, 2025, REalloys’ counsel sent a revised Merger Agreement to Blackboxstocks’ counsel, including proposed changes to the calculation and allocation of Merger Consideration to apportion dilution resulting from REalloys Financing (described below). Specifically, the merger shares to be issued as consideration defined as “Company Merger Shares” in the Merger Agreement, are to be reduced based on the number of shares common stock of Blackboxstocks that can be converted into based on the preferred stock and such warrants to be issued as part of REalloys Financing.

Between February 27, 2025, and March 3, 2025, REalloys negotiated the terms of a private placement financing with FNL as the investor (the “REalloys Financing”). The securities purchase agreement for the REalloys Financing was executed by the parties on March 6, 2025 (“REalloys Purchase Agreement”). Pursuant to the terms of the REalloys Purchase Agreement, REalloys agreed to sell to FNL in two separate closings: (i) an aggregate of 5,000 shares of REalloys’ Series X Preferred Stock (with 1,000 shares of REalloys’ Series X Preferred Stock issuable at the initial closing (the “Initial REalloys Financing Closing”), and 4,000 shares of REalloys’ Series X Preferred Stock issuable following the consummation of the Merger at the second closing (the “Second REalloys Financing Closing”)), with a stated value of $1,000 per share and (ii) warrants (the “REalloys Warrants”) to acquire up to 5,000,000 shares of REalloys common stock. REalloys also agreed to issue to the FNL an aggregate number of shares of REalloys Common Stock representing 5.0% of the fully diluted outstanding capital of REalloys (the “Commitment Shares”), which shall be adjusted as necessary immediately prior to the consummation of the Merger to the extent that the Commitment Shares represent less than 5.0% of the fully diluted outstanding capital of REalloys. The Initial REalloys Financing Closing was consummated on March 10, 2025. Subsequent to the execution of the Merger Agreement, On July 24, 2025, REalloys received $1,000,000 of the $4,000,000 in advance of the Second REalloys Financing Closing in exchange for REalloys issuing 1,000 of the remaining 4,000 issuable shares of REalloys Series X Preferred Stock to FNL. Following such advance, the aggregate number of shares of REalloys’ Series X Preferred Stock issuable in connection with the Second REalloys Financing Closing is 3,000 shares and the aggregate additional purchase price to be paid by FNL in the Second REalloys Financing Closing shall be $3,000,000.

Between February 27, 2025, and March 4, 2025, in connection with the Merger, Blackboxstocks and FNL negotiated certain amendments to the Additional Debenture. Among other things, the Additional Debenture was revised to require Blackboxstocks, upon consummation of the Merger, to either (i) pay to the holders in cash the entire principal amount of the Additional Debenture then outstanding, together with all accrued and unpaid interest thereon, the Exit Fee (as defined in the Additional Debentures) and any other amounts due thereunder, or (ii) issue to the holders such number of shares of Series C Preferred Stock for aggregate stated value equal to (x) 3.0 multiplied by (y) the entire principal amount of the Additional Debentures then outstanding, together with all accrued and unpaid interest thereon, the Exit Fee (as defined in the Additional Debentures) and other amounts due thereunder.

Additionally, on March 3, 2025, REalloys’ counsel and Blackboxstocks’ counsel exchanged multiple drafts of the Merger Agreement reflecting final agreed revisions, including changes describing the impact of the Additional Debenture on the Exchange Ratio whereby the Company Merger Shares was reduced by two thirds of the number of common stock of Blackboxstocks that can be converted into based on the preferred stock issued to Blackboxstocks as part of the Additional Debenture and covenants regarding the use of certain pre-closing financing proceeds. As such, the final Exchange Ratio is based on: (i) REalloys having a valuation of $400 million plus any capital it raises in excess of $20 million during this interim period; (ii) Blackboxstocks having a valuation of $31.5 million and (iii) the total number of Company Merger Shares that should be issued as part of the transaction based on the valuations less any instruments (such as the REalloys Warrants, REalloys SAFEs, REalloys Preferred Stock) convertible into common stock of Blackboxstocks as part of the Merger and less by two thirds of the number of common stock of Blackboxstocks that can be converted into based on the preferred stock issued to Blackboxstocks as part of the Additional Debenture. Between March 3, 2025, and March 10, 2025, REalloys and Blackboxstocks finalized ancillary documentation prepared in connection with the Merger Agreement.

Effective March 10, 2025, the Blackboxstocks Board of Directors ratified and approved, among other things, the entry into the Merger Agreement and consummation of the transactions contemplated thereunder.

On March 10, 2025, Blackboxstocks, Merger Sub and REalloys executed the Merger Agreement and related ancillary documents. On March 10, 2025, Blackboxstocks also issued a press release announcing the Merger Agreement and proposed transaction with REalloys, and Blackboxstocks filed a Current Report on Form 8-K announcing the entry into the Merger Agreement and discussing the key terms of the proposed transaction. Additionally on March 10, 2025, Blackboxstocks issued an Additional Debenture to FNL with an outstanding principal amount of $1,050,000. The obligations under the Additional Debenture are secured by security interest in certain property of Blackboxstocks and certain subsidiaries of Blackboxstocks.

Blackboxstocks’ Reasons for the Merger

The Blackboxstocks Board of Directors considered the following factors in reaching its conclusion to approve and adopt the Merger Agreement and the transactions contemplated thereby and to recommend that the Blackboxstocks stockholders approve the transactions contemplated by the Merger Agreement, including the issuance of shares of Blackboxstocks common stock and Series C Preferred Stock in the Merger:

●	The Blackboxstocks Board of Directors believes that the judgment, advice and analyses of Blackboxstocks’ management team with respect to the potential strategic, financial and operational benefits of the Merger is sound and fact-based.

●	The Combined Company will be led by an experienced senior management team from REalloys and Blackboxstocks and a board of directors from REalloys, one member which will be designated by Blackboxstocks, and six members which will be designated by REalloys.

●	REalloys has the potential to increase value for the stockholders of the Combined Company and attract additional fund-raising opportunities in the future.

●	The CVR arrangement would enable stockholders to maintain their interest in the existing value of the current Blackboxstocks operations while also retaining a significant ownership in REalloys in addition to the value of the CVR.

●	The Blackboxstocks Board of Directors also reviewed the current plans of REalloys for continuing to expand its business to evaluate the likelihood that REalloys would possess sufficient financial resources and the access to future growth capital to allow the Combined Company management to continue to operate and develop REalloys’ product and service offerings and potential expansion into new markets.

●	The Blackboxstocks Board of Directors considered the opportunity, as a result of the Merger, for Blackboxstocks stockholders to participate in the potential value that may result from development of the REalloys business and the potential increase in value of REalloys following the Merger.

The Blackboxstocks Board of Directors also reviewed various factors impacting the financial condition, results of operations and prospects for Blackboxstocks, including:

●	the strategic alternatives of Blackboxstocks to the Merger, including potential transactions that could have resulted from discussions that Blackboxstocks management conducted with other potential merger partners;

●	the cost of maintaining a Nasdaq listing was high given Blackboxstocks’ size and current financial condition;

●	the consequences of current market conditions, Blackboxstocks’ current liquidity position, its depressed stock price, and the likelihood that the resulting circumstances of Blackboxstocks would not change for the benefit of the Blackboxstocks stockholders in the foreseeable future on a stand-alone basis;

●	the risks of continuing to operate Blackboxstocks on a stand-alone basis, including the need to continue to support its current business with insufficient capital resources; and

●	Blackboxstocks’ management’s belief that it would be difficult to obtain additional equity or debt financing on acceptable terms, if at all.

The Blackboxstocks Board of Directors also reviewed the terms and conditions of the proposed Merger Agreement and associated transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:

●	the Exchange Ratio and ratio, as applicable, used to establish the number of shares of Blackboxstocks common stock and Series C Preferred Stock to be issued in the Merger, and the expected relative percentage ownership of Blackboxstocks stockholders and REalloys stockholders immediately following the completion of the Merger;

●	the limited number and nature of the conditions to REalloys’ obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis; and

●	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In its deliberations relating to the Merger, the Blackboxstocks Board of Directors also considered a variety of risks and other countervailing factors related to the merger, including:

●	the substantial expenses to be incurred in connection with the Merger;

●	the possible volatility, at least in the short term, of the trading price of the Blackboxstocks common stock resulting from the announcement of the Merger;

●	the risk that the Merger might not be consummated in a timely manner, or at all, and the potential adverse effect of the public announcement of the Merger or on the delay or failure to complete the merger on the reputation of Blackboxstocks;

●	the risk to Blackboxstocks’ business, operations and financial results in the event the Merger is not consummated;

●	the strategic direction of the continuing entity following the completion of the Merger, which will be determined by a board of directors; and

●	various other risks associated with the Combined Company and the Merger, including those described in the section titled “Risk Factors” starting on page 34 of this joint proxy and consent solicitation statement/prospectus.

The Blackboxstocks Board of Directors believes that, overall, the potential benefits to Blackboxstocks stockholders of the Merger Agreement and transactions contemplated thereby outweigh the risks and uncertainties.

Although this discussion of the information and factors considered by the Blackboxstocks Board of Directors is believed to include the material facts it considered, it is not intended to be exhaustive and may not include all of the factors considered by the Blackboxstocks Board of Directors. The Blackboxstocks Board of Directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Merger Agreement and the transactions contemplated thereby are fair to, advisable, and in the best interests of Blackboxstocks and its stockholders. The Blackboxstocks Board of Directors based its determination on the totality of the information presented to and factors considered by it. In addition, individual members of the Blackboxstocks Board of Directors may have given differing weights to different factors.

REalloys’ Reasons for the Merger

REalloys’ Board of Directors considered many factors in making its decision to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend that REalloys’ stockholders approve the REalloys Merger Proposal. In arriving at its decision, REalloys’ Board of Directors consulted with REalloys’ management, advisors and consultants and legal and financial advisors, reviewed a significant amount of information, and reviewed a number of factors, including the following material facts (not in any relative order of importance):

●	the expectation that the Merger with Blackboxstocks would be a more time- and cost-effective means than other available options, including an initial public offering or additional rounds of private financing, in order to finance the continued development, production and manufacturing of REalloys’ products;

●	the view that the range of options available to the Combined Company to access private and public equity markets will likely be greater as a public company than REalloys continuing as a privately held company;

●	the view that the proposed Merger with Blackboxstocks would provide REalloys stockholders with greater liquidity and thus greater potential opportunity to realize a return on their investment than any other alternative reasonably available to REalloys and its stockholders, including the strategic alternatives to the proposed Merger with Blackboxstocks;

●	the historical and current information concerning Blackboxstocks’ business, including its financial performance and condition, operations, and management;

●	the competitive nature of the industry in which REalloys operates;

●	the projected financial position, operations, management structure, operating plans, cash burn rate and financial projections of the Combined Company, and the expected cash resources of the Combined Company (including the ability to support the Combined Company’s current and planned operations);

●	the likelihood that the Merger would be consummated on a reasonably timely basis, including the likelihood that the Merger would receive all necessary approvals;

●	the opportunity for REalloys stockholders to hold shares of a publicly traded company, and expanding the range of potential investors REalloys could otherwise gain access to if it continued to operate as a privately held company;

●	the availability of REalloys stockholders to seek appraisal rights under the NRS so long as they comply with the required procedures under the NRS, which allow such stockholders to seek appraisal of the fair value of their shares of REalloys common stock rather than to receive Merger Consideration and become stockholders of the Combined Company; and

●	the terms and conditions of the Merger Agreement, including without limitation the following:

○	the determination by REalloys’ Board of Directors that the relative percentage ownership of REalloys and Blackboxstocks stockholders is fair and based on the valuations of each company at the time of REalloys’ Board of Directors approval of the Merger Agreement;

○	the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the Merger, REalloys’ stockholders would generally not recognize taxable gain or loss for U.S. federal income tax purposes;

○	the structure of the Merger and the level of certainty as to the percentage of the total shares of common stock of the Combined Company that current REalloys and Blackboxstocks stockholders would own after the Merger;

○	the conclusion of the REalloys Board of Directors that REalloys’ remedies in the event of a breach or termination of the Merger Agreement by Blackboxstocks were sufficient to protect the interests of REalloys and its stockholders;

○	the minimum amount of unrestricted cash of the Combined Company expected to be on hand immediately following the Effective Time; and

○	the view that the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, REalloys’ Board of Directors also considered a variety of risks, uncertainties and other countervailing factors related to entering into the Merger Agreement and consummating the Merger, including:

●	the time, effort and substantial costs involved in connection with entering into the Merger Agreement and consummating the Merger and the related disruptions to the operation of REalloys’ business and development activities, including the risk of diverting management’s attention from other strategic priorities to the merger, and the risk that the operations of REalloys would be disrupted by employee concerns or departures or by changes to or termination of REalloys’ relationships with its vendors, contractors, and other third parties;

●	the restrictions on the conduct of REalloys’ business during the pendency of the Merger, which may delay or prevent REalloys from undertaking potential business opportunities that may arise or may negatively affect REalloys’ ability to attract, retain and motivate key personnel;

●	the risk that Blackboxstocks’ stockholders may fail to approve the proposals for corporate action necessary to consummate the Merger;

●	the expenses and obligations to which the Combined Company would be subject as a result of being a public company that could adversely affect the Combined Company’s operating results and preclude the achievement of some of the benefits anticipated from the Merger;

●	the possibility that the anticipated benefits of the Merger may not be realized or that they may be lower than expected;

●	the trading price of the Combined Company’s common stock may be subject to significant fluctuations and volatility;

●	the risk that future sales of common stock by existing stockholders of the Combined Company may cause the price of such common stock to fall, thus reducing the potential value of common stock received by REalloys stockholders following the Merger;

●	the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of REalloys and the ability of REalloys to obtain financing in the future in the event the Merger is not completed;

●	the expectation that the anticipated cash resources of the Combined Company expected to be available at the Effective Time would provide the Combined Company insufficient capital to execute its near-term business strategy before a subsequent financing may be completed;

●	the risk to the business, operations and financial results of REalloys in the event that the Merger is not consummated in a timely manner or at all;

●	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing; and

●	various other risks associated with the Combined Company and the merger, including those described in the section titled “Risk Factors” beginning on page 34 of this joint proxy and consent solicitation statement/prospectus.

The foregoing discussion of the factors considered by REalloys’ Board of Directors is not intended to be exhaustive, but, rather, includes the material factors considered by REalloys’ Board of Directors in determining whether to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated thereby and to submit the same to its stockholders for approval and adoption. In reaching its decision, REalloys’ Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. REalloys’ Board of Directors considered the factors as a whole, including discussions with, and questioning of, Blackboxstocks’ management and Blackboxstocks’ outside financial and legal advisors, and considered the factors overall to be favorable to, and to support, its determination to approve and adopt the Merger Agreement, the Merger and the transactions contemplated thereby and to recommend that REalloys’ stockholders approve and adopt the same.

Listing of Blackboxstocks’ Common Stock

Blackboxstocks’ common stock is currently listed on Nasdaq under the symbol “BLBX”. Pursuant to the Merger Agreement, Blackboxstocks has agreed to seek approval for listing on Nasdaq the shares of Blackboxstocks common stock to be issued in connection with the Merger. In addition, under the Merger Agreement, each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that Blackboxstocks must have caused such shares of Blackboxstocks common stock to be approved for listing on Nasdaq, subject only to official notice of issuance as of the closing of the Merger.

In connection with the Merger, REalloys will change its name to “REalloys Solutions Inc.” and Blackboxstocks will change its name to “REalloys Inc.” Blackboxstocks will apply to change its trading symbol on Nasdaq to “ALOY.”

Restrictions on Sales of Shares of Blackboxstocks Common Stock Received in the Merger

The shares of Blackboxstocks common stock to be issued in connection with the Merger will be registered under the Securities Act and will be freely transferable, except for shares of Blackboxstocks common stock issued to any person who is deemed to be an “affiliate” of Blackboxstocks after the effective time of the Merger. REalloys stockholders who become affiliates of Blackboxstocks as a result of the Merger may not sell any of the shares of Blackboxstocks common stock received by them in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering the resale of those shares or any applicable exemption under Rule 144, if available, or otherwise under the Securities Act.

Furthermore, as a condition to the parties’ execution of the Merger Agreement, prior to Closing, all officers, directors and stockholders of the REalloys must execute lock-up agreements (the “Lock-Up Agreements”), substantially in the form attached hereto as Annex F, which among other things (i) prohibit such parties from engaging in certain sale and other transfer transactions relating to the Blackboxstocks common stock and securities convertible, exercisable or exchangeable therefor, without the prior written consent of the Blackboxstocks for a period of 180 days after the Closing and (ii) for 180 days thereafter, further prohibits such parties from engaging certain transactions representing more than 10% of each party’s record or beneficial ownership of the Blackboxstocks in any one month.

Material U.S. Federal Income Tax Consequences of the Merger

It is intended and expected that the Merger should qualify as a “reorganization” or a tax deferred contribution within the meaning of Section 368(a) of the Code. Accordingly, REalloys stockholders who exchange their REalloys stock for Blackboxstocks stock in the Merger should not recognize any taxable gain or loss.

Please review carefully the information in the section titled “Certain Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 175 of this joint proxy and consent solicitation statement/prospectus for a more complete discussion of the material U.S. federal income tax consequences of the Merger.

Material U.S. Federal Income Tax Consequences of the Receipt of Contingent Value Rights

Blackboxstocks intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Accordingly, absent a change in law requiring otherwise, Blackboxstocks will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment or distribution of securities (if any) on the CVRs as a distribution by Blackboxstocks for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of Blackboxstocks current or accumulated earnings and profits in the year in which such payment is made.

Please review carefully the information in the section entitled, “Certain Material U.S. Federal Income Tax Consequences of the Receipt of Contingent Value Rights” beginning on page 178 of this joint proxy and consent solicitation statement/prospectus for a more complete discussion of the material U.S. federal income tax consequences of the receipt of CVRs.

Ownership of Blackboxstocks Following the Merger

Blackboxstocks and REalloys anticipate that upon completion of the transaction and prior to the reverse stock split contemplated by the Reverse Stock Split Proposal, the Combined Company will have approximately [●] shares of common stock outstanding on a fully diluted basis, with (I) REalloys stockholders owning approximately 92.7% of the fully diluted equity of Blackboxstocks, as further described under “The Merger — General” in this joint proxy and consent solicitation statement/prospectus and (II) Blackboxstocks stockholders and holders of outstanding options and warrants to purchase shares of Blackboxstocks common stock owning approximately 7.3% of the fully diluted equity of the Combined Company.

Board Composition and Management of the Combined Company after the Merger

Immediately after the Effective Time, the board of directors of the Combined Company will consist of seven directors, each to serve until the next annual meeting of stockholders of the Combined Company.

Pursuant to the terms of the Merger Agreement, Blackboxstocks has the right to designate one member of the board of the Combined Company and has selected Robert Winspear to continue to serve on the board of directors of the Combined Company. REalloys has the right to designate six members of the Combined Company and has selected David Argyle, Leonard Sternheim, Dovid Glenn, Brad Wall, David MacNaughton and Joseph Sawyer to be appointed to the board of directors, so that such persons shall serve on the board of directors of the Combined Company at the Effective Time.

Resignation of the officers and directors of Blackboxstocks who will not continue to serve on the board of the Combined Company or as officers of the Combined Company following the Merger, if any, is a condition to the closing of the Merger.

Information about the individuals who will be directors and executive officers of the Combined Company, including biographical information, executive compensation and stock ownership, can be found in the sections titled “Management of the Combined Company” “beginning on page 160, “Principal Stockholders of Blackboxstocks and the Combined Company” beginning on page 172, and “Principal Stockholders of REalloys and the Combined Company” beginning on page 167 of this joint proxy and consent solicitation statement/prospectus.

Interests of Blackboxstocks’ Directors and Executive Officers in the Merger

In considering the recommendation of the Blackboxstocks Board of Directors with respect to issuing shares of Blackboxstocks common stock and Series C Preferred Stock as contemplated by the Merger Agreement and the other matters to be acted upon by Blackboxstocks stockholders at the Special Meeting, Blackboxstocks stockholders should be aware that certain members of the Blackboxstocks Board of Directors and executive officers of Blackboxstocks have interests in the Merger that may be different from, or in addition to, the interests of Blackboxstocks stockholders. These interests relate to or arise from the matters described below. The board of directors of each of Blackboxstocks and REalloys were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that the Blackboxstocks stockholders approve each of the proposals set forth herein to be presented to the Blackboxstocks stockholders for consideration at the special meeting as contemplated by this proxy and consent solicitation statement/prospectus, and that the REalloys stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/consent solicitation statement.

Directors and Executive Officers of Blackboxstocks

The following table sets forth the name and position of each individual who is currently a director or executive officer of Blackboxstocks.

Name	Position
Gust Kepler	President, Chief Executive Officer and Director
Robert Winspear	Chief Financial Officer, Secretary and Director
Grant Evans	Director
Keller Reid	Director
Dalya Sulaiman	Director

Blackboxstocks has the right to designate one member of the board of the Combined Company and has selected Robert Winspear to continue to serve on the board of directors of the Combined Company.

Common Stock Ownership

As of August 20, 2025, Blackboxstocks’ current directors and executive officers beneficially owned, in the aggregate approximately 22.6% of the shares of Blackboxstocks common stock, which for purposes of this subsection excludes any Blackboxstocks shares issuable upon exercise or settlement of Blackboxstocks stock options and warrants held by such individual.

Stockholder	Number of Shares of Common Stock Held
Gust Kepler (1)	596,410
Robert Winspear (2)	68,250
Eric Pharis	197,905
Charles Smith (3)	36,667
Grant Evans	20,269
Keller Reid	21,298
Dalya Sulaiman	27,778

(1)	Includes 192 shares owned by Judy Children Inheritance Trust for which Mr. Kepler serves as trustee. Excludes 3,269,998 shares of Series A Preferred Stock held by Mr. Kepler which may be converted on a 5-for-1 share ratio (for a total of 653,999 shares of common stock) based upon the Blackboxstocks’ current market capitalization and the limitations provided for in our Conversion Agreement with Mr. Kepler.
(2)	Includes 37,000 shares owned by Winspear Investments LLC which is 100% owned by Mr. Winspear and his wife, and 6,250 shares owned by ACM Winspear Investments L.P. of which Mr. Winspear is general partner. Also includes 25,000 shares of restricted stock that vest quarterly over 2025.
(3)	Includes 36,667 shares owned by Cyfeon Solutions Inc which is controlled by Mr. Smith.

Warrants

Under the Merger Agreement, each Blackboxstocks warrant that is outstanding and unexercised immediately prior to the effective time of the Merger shall survive the consummation of the Merger and remain outstanding in accordance with its terms.

The table below sets forth information regarding the Blackboxstocks warrants held as of August 20, 2025, by each of Blackboxstocks’ current executive officers and directors. No affiliate of any executive officer or director holds Blackboxstocks warrants.

Warrant Holder	Number of Shares of Common Stock Subject to Warrants
Warrant issued on September 11, 2021 with an exercise price of $7.80
Robert Winspear	25,000

Stock Options

The table below sets forth information regarding the Blackboxstocks stock options held as of August 20, 2025, by each of Blackboxstocks’ current executive officers and directors. No affiliate of any executive officer or director holds Blackboxstocks stock options.

Optionholder	Number of Shares of Common Stock Subject to Blackboxstocks Options	Exercise Price	Grant Date
Dalya Sulaiman	1,250	$19.84	9-11-21
Dalya Sulaiman	1,250	4.08	9-11-22
Dalya Sulaiman	1,250	2.53	11-17-23
Dalya Sulaiman	5,000	3.46	2-5-25
Sub-total	8,750
Grant Evans	5,000	3.46	2-5-25
Sub-total	5,000
Keller Reid	1,250	2.53	11-17-23
Keller Reid	5,000	3.46	2-5-25
Sub-total	6,250
Brandon Smith	12,500	13.68	11-29-21
Sub-total	12,500
Grand Total	32,500

For more detailed information on Blackboxstocks directors’ and executive officers’ beneficial ownership of Blackboxstocks common stock, options and warrants held by Blackboxstocks directors and executive officers, please refer to “Principal Stockholders of Blackboxstocks and the Combined Company” beginning on page 172 of this joint proxy and consent solicitation statement/prospectus.

Management Following the Merger

See “Management of the Combined Company” beginning on page 160 of this joint proxy and consent solicitation statement/prospectus for information on the anticipated officers of the Combined Company following the Merger.

Indemnification and Liability Insurance

The Merger Agreement provides that, from and after the effective time of the merger, the Combined Company will fulfill and honor in all respects the obligations of Blackboxstocks and REalloys which exist prior to the execution of the Merger Agreement to indemnify Blackboxstocks’ and REalloys’, as applicable, present and former directors and officers and their heirs, executors and assigns. REalloys directors, any Blackboxstocks director, and any REalloys officers who become directors and officers of the Combined Company and the surviving corporation will each enter into standard indemnification agreement, which will be in addition to any other contractual rights to indemnification. The Blackboxstocks Articles and Blackboxstocks Bylaws contain provisions at least as favorable as the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of REalloys.

The Merger Agreement also provides that the Combined Company must maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date with coverage limits customary for U.S. public companies similarly situated to the Combined Company. In addition, Blackboxstocks is obligated to purchase, prior to the Effective Time, a six (6) year prepaid “D&O tail policy” for the non-cancelable extension of the directors’ and officers’ liability coverage of Blackboxstocks’ existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Blackboxstocks’ existing policies.

Interests of REalloys’ Directors and Executive Officers in the Merger

In considering the recommendation of the REalloys Board of Directors with respect to approving the Merger, REalloys stockholders should be aware that certain of REalloys’ directors and executive officers, and their affiliates, have interests in the Merger that may be different from, or in addition to, the interests of REalloys stockholders generally. However, REalloys’ officers and directors owning shares of REalloys common stock, and their affiliates, will be treated as other stockholders of REalloys and will experience the same stock appreciation, if any, as a result of the Merger. The REalloys Board of Directors was aware of these interests and considered them, among other matters, in approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement. These interests are described below.

Directors and Executive Officers of REalloys

The following table sets forth the name and position of each individual who is currently a director or executive officer of REalloys.

Name	Position
Leonard Sternheim	President and Director
David Argyle	Chief Executive Officer and Director
Samuel Sternheim	Director and Treasurer
Joseph Sawyer	Director
Dovid Glenn	Director
Brad Wall	Director
David MacNaughton	Director

Common Stock Ownership

As of December 31, 2024, REalloys’ then current directors and executive officers beneficially owned, in the aggregate approximately 13.1% of the shares of REalloys common stock.

Stockholder	Number of Shares of Common Stock Held
Leonard Sternheim	5,000,000
David Argyle	7,700,000
Joseph Sawyer	350,000
Dovid Glenn	-

Upon the closing of the Merger, REalloys’ directors and executive officers will be entitled to receive the Merger Consideration for the securities of REalloys which they hold. For a full description of the Merger Consideration, see the sections titled “The Merger” beginning on page 119 and “The Merger Agreement — Effects of Merger; Merger Consideration” beginning on page 136 of this joint proxy and consent solicitation statement/prospectus.

For more detailed information on REalloys’ directors’ and executive officers’ beneficial ownership of REalloys common stock, please refer to “Principal Stockholders of REalloys and the Combined Company” beginning on page 173 of this joint proxy and consent solicitation statement/prospectus.

Management and Board of Directors Following the Merger

As described elsewhere in this joint proxy and consent solicitation statement/prospectus, including in the section captioned “Management of the Combined Company” beginning on page 160 of this joint proxy and consent solicitation statement/prospectus, certain of REalloys’ executive officers are expected to become the directors and executive officers of the Combined Company upon the closing, including Leonard Sternheim, REalloys’ current President, who is expected to become the President of the Combined Company upon the closing, and David Argyle, REalloys’ Chief Executive Officer, who is expected to become the Chief Executive Officer of the Combined Company upon closing.

Indemnification and Liability Insurance

The Merger Agreement provides that, from and after the effective time of the Merger, the Combined Company will fulfill and honor in all respects the obligations of Blackboxstocks and REalloys which exist prior to the merger to indemnify Blackboxstocks’ and REalloys’, as applicable, present and former directors and officers and their heirs, executors and assigns. REalloys directors, any Blackboxstocks director, and any REalloys officers who become directors and officers of the Combined Company and the surviving corporation will each enter into standard indemnification agreement, which will be in addition to any other contractual rights to indemnification. The Blackboxstocks Articles and Blackboxstocks Bylaws currently in effect will require the Combined Company to indemnify its directors and officers to the fullest extent permitted by Nevada law.

Regulatory Approvals Required for the Merger

Completion of the Merger is subject to prior receipt of all approvals required to be obtained from applicable governmental and regulatory authorities. Subject to the terms and conditions of the Merger Agreement, Blackboxstocks and REalloys agreed to use their commercially reasonable efforts to take all actions and do all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, and to cooperate with the other party to prepare and file, as soon as practicable, all necessary documentation to consummate the transactions contemplated by the Merger Agreement.

Blackboxstocks and REalloys believe that the Merger does not raise substantial antitrust or other significant regulatory concerns. However, at any time before or after the effective time of the merger, the Federal Trade Commission, the U.S. Department of Justice Antitrust Division or others (including foreign regulatory agencies, states and private parties) could challenge the merger and take action under antitrust laws. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

Blackboxstocks must also comply with the applicable federal and state securities laws and the rules and regulations of The Nasdaq Stock Market LLC for the approval of the listing application to be submitted in connection with the issuance of shares of Blackboxstocks securities and the filing with the SEC of the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part.

The foregoing is a summary of the material regulatory requirements for the Merger, satisfaction or waiver of certain of which requirements is a condition to the completion of the Merger. There can be no guarantee as to if and when any of the consents or approvals required for the Merger will be obtained or as to the conditions that such consents and approvals may contain.

Accounting Treatment

The Merger will be accounted for as a reverse acquisition, in accordance with ASC 805-10. Business Combinations, which provides guidance for the determination of the accounting acquirer for this transaction. In connection with the Merger, REalloys is the accounting acquirer and Blackboxstocks is the accounting acquiree. In identifying REalloys as the acquiring entity for accounting purposes, Blackboxstocks and REalloys took into account a number of factors as of the date of this joint proxy and consent solicitation statement/prospectus, including the relative voting rights and the intended corporate governance structure of the Combined Company as well as the relative size of the individual companies and the similarity of their business operations. REalloys is considered the accounting acquirer since its stockholders will control the board of directors of the Combined Company and its stockholders will have an ownership interest in the Combined Company’s common stock of approximately 92.7%. Additionally, Leonard Sternheim will own 45% of the issued and outstanding Series A Preferred Stock as a result of a private sale of such shares by Gust Kepler which will occur simultaneously with the closing of the Merger. Upon closing of the Merger, Mr. Kepler’s retained Series A Preferred Stock will carry rights to approximately 46% of the total voting power of the Combined Company, which would no longer constitute voting control. The Combined Company will also have the right to redeem and cause Mr. Kepler to sell all of his Series A Preferred Stock to the Combined Company under the Option Agreement, which would result in Mr. Sternheim owning 100% of the remaining outstanding shares of Series A Preferred Stock of the Combined Company, and likely shift voting control to Mr. Sternheim as a result. In addition to the voting and governance aspects of the transaction, Blackboxstocks considered the fact that they are in very different industries as an additional factor supporting REalloys as the accounting acquiror. As a result, the historical financial statements of REalloys will become the historical financial statements of the Combined Company. The assets and liabilities of Blackboxstocks, as the accounting acquiree, will be recorded at their estimated fair values as of the date of the merger, in accordance with the acquisition method of accounting. The excess of the purchase price over the estimated fair value of Blackboxstocks’ identifiable net assets acquired, if any, will be recorded as goodwill. No adjustments will be made to the historical carrying amounts of REalloys’ assets and liabilities.

The consolidated financial statements of the Combined Company after the Merger will reflect the operations of REalloys for all periods prior to the transaction and the operations of Blackboxstocks from the closing date forward.

U.S. Federal Income Tax Considerations

A REalloys stockholder whose REalloys stock is exchanged for Blackboxstocks stock in the Merger should generally not recognize any taxable gain or loss in the Merger. In such case, (i) an REalloys stockholder’s aggregate tax basis in the Blackboxstocks stock received in the merger will equal the aggregate tax basis of the corresponding REalloys stock surrendered by such holder in the Merger; and (ii) an REalloys stockholder’s holding period for the Blackboxstocks stock received in the Merger will include the holder’s holding period for the corresponding REalloys stock surrendered in the Merger.

Tax matters are very complicated, and the tax consequences of the Merger to a particular Blackboxstocks or REalloys stockholder will depend in part on such holder’s circumstances. Accordingly, Blackboxstocks and REalloys urge you to consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see the section titled “Certain Material U.S. Federal Income Tax Consequences of the Merger” on page 175 of this joint proxy and consent solicitation statement/prospectus.

Blackboxstocks intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Accordingly, absent a change in law requiring otherwise, Blackboxstocks will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment or distribution of securities (if any) on the CVRs as a distribution by Blackboxstocks for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of Blackboxstocks current or accumulated earnings and profits in the year in which such payment is made. However, there is substantial uncertainty as to the U.S. federal income tax treatment of the issuance of CVRs.

Tax matters are very complicated, and the tax consequences of the receipt of CVRs to a particular CVR holder will depend in part on such holder’s circumstances. Accordingly, Blackboxstocks urges you to consult your own tax advisor for a full understanding of the tax consequences of the receipt of CVRs to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the receipt of CVRs, see the section titled “CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF CONTINGENT VALUE RIGHTS” on page 178 of this joint proxy and consent solicitation statement/prospectus.

Appraisal Rights

Under the NRS, only REalloys stockholders are entitled to appraisal rights in connection with the merger. Blackboxstocks stockholders are not entitled to appraisal rights in connection with the merger. The text of the relevant provisions of the NRS is attached to this joint proxy and consent solicitation statement/prospectus as Annex E.

REalloys stockholders who have neither voted in favor of nor consented to the Merger, have the right to seek appraisal of their shares by demanding payment in cash for their shares equal to the fair value of such shares. Fair value is determined by a court in an action timely brought by the stockholders who have properly demanded appraisal of their shares. In addition, under the NRS, dissenters’ rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

Under Nevada law, REalloys stockholders have the right to dissent from the Merger and to receive payment in cash for the “fair value” of their shares of common stock.

REalloys stockholders electing to exercise dissenters’ rights must comply with the provisions of the NRS sections 92A.300 through 92A.500, in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that a stockholder must follow in order to dissent from the Merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the applicable Nevada statutes, the full text of which is set forth in Annex E.

This joint proxy and consent solicitation statement/prospectus also functions as a dissenters’ notice pursuant to NRS 92A.430. In addition, a copy of the dissenters’ rights provisions of NRS sections 92A.300 through 92A.500 are attached to this joint proxy and consent solicitation statement/prospectus as Annex E.

A REalloys stockholder who wishes to assert dissenters’ rights must, within 30 days from the date this joint proxy and consent solicitation statement/prospectus is delivered to such stockholder, deliver to REalloys:

●	Written notice of the stockholder’s demand for payment for the stockholder’s shares if the Merger is completed;

●	The stockholder’s stock certificates representing the shares of common stock held by such stockholder; and

●	Certification that the stockholder acquired beneficial ownership of the shares before the date this joint proxy and consent solicitation statement/prospectus was mailed to stockholders

A REalloys stockholder wishing to deliver a notice asserting dissenters’ rights should hand-deliver or mail the notice, such stockholder’s stock certificates, and the certification to the following address:

REalloys Inc.

7280 W. Palmeto Park Rd.

Suite 302N

Boca Raton, FL 33433

E-mail: corpsec@realloys.com

A REalloys stockholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the stockholder owns. However, if a record stockholder is a nominee for several beneficial stockholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying REalloys in writing of the name and address of each person on whose behalf the record stockholder asserts dissenters’ rights. A beneficial stockholder may assert dissenters’ rights directly by submitting to REalloys the record stockholder’s written consent to the dissent not later than the time the beneficial stockholder asserts dissenters’ rights, and by dissenting with respect to all the shares of which such stockholder is the beneficial stockholder or which such stockholder has the power to direct the vote.

The Merger Agreement

The following summary describes the material provisions of the Merger Agreement. The provisions of the Merger Agreement are complicated and not easily summarized. This summary may not contain all of the information about the Merger Agreement that is important to you. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this joint proxy and consent solicitation statement/prospectus as Annex A, and is incorporated by reference into this joint proxy and consent solicitation statement/prospectus. You should read the Merger Agreement carefully and in its entirety, as it is the legal document governing the merger and the other transactions contemplated thereby.

The Merger Agreement has been included to provide you with information regarding its terms and the transactions described in this joint proxy and consent solicitation statement/prospectus. Neither REalloys nor Blackboxstocks intends that the Merger Agreement will be a source of business or operational information about REalloys nor Blackboxstocks. The Merger Agreement contains representations and warranties made by and to Blackboxstocks, REalloys and Merger Sub as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the Merger Agreement. In addition, certain representations and warranties were made as of a specified date and may be subject to contractual standards of materiality different from those generally applicable to stockholders. For the foregoing reasons, the representations and warranties should not be read alone or relied upon as characterizations of the actual state of facts or condition of Blackboxstocks, Merger Sub, REalloys or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this joint proxy and consent solicitation statement/prospectus.

Form, Effective Time and Closing of Merger

The Merger Agreement provides that, at the Effective Time, Merger Sub, a wholly owned subsidiary of Blackboxstocks, will merge with and into REalloys. Upon completion of the Merger, the separate corporate existence of Merger Sub will cease, and REalloys will continue as the surviving corporation and as a wholly owned subsidiary of Blackboxstocks. At the effective time of the Merger, REalloys will change its name to “REalloys Solutions Inc.” and, immediately prior to the Effective Time, Blackboxstocks will change its name to “REalloys Inc.”

The Closing will occur no later than the second (2nd) business day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in the Merger Agreement, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions, or at such other time, date and place as Blackboxstocks and REalloys may mutually agree in writing. At the Closing, Blackboxstocks, REalloys and Merger Sub will cause a certificate of merger to be filed with the Secretary of State of the State of Nevada. The Merger will become effective at the time of the filing of such certificate with the Secretary of State of the State of Nevada or at such later time as may be specified in such certificate of merger with the consent of Blackboxstocks and REalloys.

Effects of Merger; Merger Consideration

Treatment of REalloys Common Stock

At the Effective Time, each outstanding share of REalloys common stock (other than shares of REalloys common stock owned by REalloys as treasury shares and Dissenting Shares) will be converted into the right to receive the number of shares of Blackboxstocks common stock equal to the Exchange Ratio

All shares of REalloys capital stock held by REalloys as treasury stock or otherwise will be cancelled and retired and shall cease to exist, and no payment will be made with respect to such shares.

Treatment of REalloys Preferred Stock

Each share of REalloys Preferred Stock outstanding immediately prior to the Effective Time shall be converted solely into the right to receive a number of shares of Series C Preferred Stock at a ratio of one share of REalloys Preferred Stock to one share of Series C Preferred Stock.

Treatment of Acquisition Warrants

Each Acquisition Warrant that is outstanding and unexercised as of immediately prior to the Effective Time shall be converted solely into the right to receive a number of shares of Blackboxstocks common stock equal to the cash amount set forth in such Acquisition Warrant divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time.

Treatment of REalloys SAFEs

Each REalloys SAFE that is outstanding as of immediately prior to the Effective Time shall be converted solely into the right to receive a number of shares of Blackboxstocks common stock equal to the Purchase Amount (as set forth in such REalloys SAFE) divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time.

Assumption of REalloys Warrants

At the Effective Time, each REalloys Warrant that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Blackboxstocks common stock, and Blackboxstocks shall assume the terms of the REalloys Warrant by which such REalloys Warrant is evidenced (but with changes to such documents as Blackboxstocks and REalloys mutually agree are appropriate to reflect the substitution of the REalloys Warrant by Blackboxstocks to purchase shares of Blackboxstocks common stock). All rights with respect to Blackboxstocks common stock under the REalloys Warrant assumed by Blackboxstocks will thereupon be converted into rights with respect to Blackboxstocks common stock. Accordingly, from and after the Effective Time: (i) each REalloys Warrant assumed by Blackboxstocks may be exercised solely for shares of Blackboxstocks common stock; (ii) the number of shares of Blackboxstocks common stock subject to each REalloys Warrant assumed by Blackboxstocks will be determined by multiplying (x) the number of shares of REalloys common stock that were subject to such REalloys Warrant, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Blackboxstocks common stock; (iii) the per share exercise price for the Blackboxstocks common stock issuable upon exercise of each REalloys Warrant assumed by Blackboxstocks will be determined by dividing (x) the per share exercise price of REalloys common stock subject to such REalloys Warrant, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio and rounding the resulting exercise price up to the nearest thousandth of a cent; and (iv) any restriction on the exercise of any REalloys Warrant assumed by Blackboxstocks will continue in full force and effect, and the term, exercisability, method of exercise, vesting schedule, and other provisions of such REalloys Warrant will otherwise remain unchanged; provided, however, that to the extent provided under the terms of a REalloys Warrant assumed by Blackboxstocks in accordance with the terms of the Merger Agreement will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Blackboxstocks common stock subsequent to the Effective Time.

Receipt of CVRs by Holders of Blackboxstocks Common Stock

Each holder of Blackboxstocks common stock of record as of immediately prior to the Effective Time shall be entitled to one CVR for each share of Blackboxstocks common stock held by such holder, which shall be issued by Blackboxstocks pursuant to a CVR Agreement. The CVRs will represent the rights to receive cash payments in connection with certain transactions involving the assets, rights and properties owned, used or usable by Blackbox.io Inc., which was organized to conduct historical operations of Blackboxstocks. However, neither the Company nor Gust Kepler has any present intent to spin-off, sell or otherwise dispose of the business of Blackbox Operating or substantially all of the assets comprising Blackbox Operating.

Exchange Ratio

The “Exchange Ratio” means the ratio (rounded to four decimal places) equal to the quotient obtained by dividing (i) Company Merger Shares, less (A) the Warrant/SAFE Shares, less (B) Preferred Stock Conversion Shares, and less (C) two thirds (2/3) of the total Parent Financing Preferred Stock Conversion Shares rounded down to the nearest whole number, by (ii) the Company Outstanding Shares.

For purposes of determining the Exchange Ratio:

●	“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Company Allocation Percentage, pursuant to the formula set forth in the Merger Agreement.

●	“Warrant/SAFE Shares” means the number of shares of Blackboxstocks common stock issuable pursuant to the terms of the Merger Agreement as consideration for the Acquisition Warrants as consideration for the REalloys SAFEs.

●	“Preferred Stock Conversion Shares” means the number of shares of Blackboxstocks common stock into which the Blackboxstocks preferred stock issuable pursuant to the terms of the Merger Agreement as consideration for the REalloys Preferred Stock may be converted.

●	“Parent Financing Preferred Stock Conversion” means the number of shares of Blackboxstocks common stock into which the Blackboxstocks preferred stock issuable upon conversion of the Additional Debenture is converted.

●	“Company Outstanding Shares” means, without duplication, the total number of shares of REalloys capital stock outstanding immediately prior to the Effective Time less any REalloys warrants, REalloys SAFEs, REalloys Preferred Stock or any shares of REalloys common stock, Blackboxstocks common stock or Blackboxstocks preferred stock such REalloys warrants, REalloys SAFEs or REalloys Preferred Stock may be exercised for or convert into.

Exchange Procedures

On or prior to the Closing Date, Blackboxstocks and REalloys have agreed to jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Blackboxstocks shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Blackboxstocks capital stock issuable pursuant to the terms of the Merger Agreement in exchange for REalloys capital stock.

Promptly after the Effective Time, Blackboxstocks and REalloys have agreed to cause the Exchange Agent to mail to the persons who were record holders of shares of REalloys capital stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Blackboxstocks may reasonably specify (including a provision confirming that delivery of physical stock certificates representing shares of REalloys capital stock (the “REalloys Stock Certificates”) shall be effected, and risk of loss and title shall pass, only upon delivery of such REalloys Stock Certificate(s) to the Exchange Agent) and (ii) instructions for effecting the surrender of REalloys Stock Certificates, or uncertificated shares of REalloys capital stock, in exchange for book-entry shares of Blackboxstocks capital stock. Upon surrender of a REalloys Stock Certificate or other reasonable evidence of the ownership of uncertificated REalloys capital stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Blackboxstocks: (A) the holder of such REalloys Stock Certificate or uncertificated shares of REalloys capital stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Blackboxstocks capital stock) that such holder has the right to receive pursuant to the provisions of the Merger Agreement and (B) the REalloys Stock Certificate or uncertificated shares of REalloys capital stock so surrendered shall be canceled. Until surrendered as contemplated by the Merger Agreement, each REalloys Stock Certificate or uncertificated shares of REalloys capital stock shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Blackboxstocks capital stock representing the Merger Consideration. If any REalloys Stock Certificate shall have been lost, stolen or destroyed, Blackboxstocks may, in its discretion and as a condition precedent to the delivery of any shares of Blackboxstocks capital stock, require the owner of such lost, stolen or destroyed REalloys Stock Certificate to provide an applicable affidavit with respect to such REalloys Stock Certificate and post a bond indemnifying Blackboxstocks against any claim suffered by Blackboxstocks related to the lost, stolen or destroyed REalloys Stock Certificate or any Blackboxstocks capital stock issued in exchange therefor as Blackboxstocks may reasonably request.

Directors and Executive Officers of the Combined Company Following the Merger

Board of Directors of the Combined Company

Pursuant to the Merger Agreement, immediately after the Effective Time, the Combined Company’s board of directors will consist of six (6) members, with REalloys having the right to designate five (5) members and Blackboxstocks having the right to designate one (1) member. The parties have subsequently agreed that the size of the Combined Company’s board of directors should be increased to seven (7) members to satisfy director independence requirements for Nasdaq listing, with REalloys having the right to designate the seventh member.

Designees to the board of directors of the Combined Company are expected to satisfy the requisite independence requirements for the Combined Company board of directors, as well as the sophistication and independence requirements for committee members pursuant to Nasdaq listing requirements.

For information about the directors expected to serve on the board of directors of the Combined Company, see section titled “Management of the Combined Company” beginning on page 160 of this joint proxy and consent solicitation statement/prospectus.

Executive Officers of the Combined Company

Pursuant to the Merger Agreement, at or prior to the Effective Time, Blackboxstocks shall cause Leonard Sternheim and David Argyle to enter into employment agreements with Blackboxstocks, to be effective as of the Closing, in form and substance reasonably satisfactory to REalloys.

For information about the executive officers expected to serve as the executive officers of the combined company, see section titled “Management of the Combined Company” beginning on page 160 of this joint proxy and consent solicitation statement/prospectus.

Conditions to the Closing of the Merger

Each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the closing of the Merger, of various conditions, which include, in addition to other customary closing conditions, the following:

●	This registration statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or legal proceeding seeking a stop order with respect to this registration statement that has not been withdrawn. Any material state securities laws applicable to the issuance of the shares of Blackboxstocks capital stock in connection with the transactions contemplated pursuant to the Merger Agreement shall have been complied with and no stop order (or similar order) shall have been issued in respect of such shares of Blackboxstocks capital stock by any applicable state securities commissioner or court of competent jurisdiction.

●	Any applicable waiting periods shall have expired or otherwise been terminated;

●	No order preventing the consummation of the Merger shall have been issued by any governmental authority of competent jurisdiction and remain in effect and there shall not be any law which has the effect of making the consummation of the Merger illegal.

●	Blackboxstocks shall have obtained the required stockholder approval (but solely with respect to such items as are necessary to consummate the transactions contemplated by the Merger Agreement) and REalloys shall have obtained the required stockholder approval for the Merger.

●	The Nasdaq Listing Application shall have been approved by Nasdaq, subject to certain conditions.

●	The Lock-Up Agreements shall be in full force and effect;

●	The Securities Transfer Agreement shall be in full force and effect;

●	The applicable amendments to the Blackboxstocks Articles, as further described in the Merger Agreement, shall have been duly filed with the Secretary of State of the State of Nevada, containing such amendments as are necessary to consummate the transactions contemplated by the Merger Agreement.

The obligation of Blackboxstocks and Merger Sub to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

●	REalloys’ fundamental representations shall have been true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of REalloys’ contained in the Merger Agreement (other than the REalloys’ fundamental representations) shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on REalloys (without giving effect to any references therein to any material adverse effect on REalloys or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the REalloys Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

●	REalloys shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time.

●	Blackboxstocks shall have received the following documents, each of which shall be in full force and effect:

○	a certificate executed by the Chief Executive Officer or Chief Financial Officer of REalloys certifying (i) that the conditions set forth in the applicable sections of the Merger Agreement have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by REalloys in accordance with Section 6.13 is true and accurate in all respects as of the Closing Date;

○	a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Blackboxstocks; and

○	the Allocation Certificate.

●	Since the date of the Merger Agreement, there shall not have occurred any REalloys material adverse effect that is continuing.

●	The written consent approving the Merger executed by the stockholders of REalloys shall be in full force and effect.

●	Immediately prior to and as of the Effective Time, REalloys shall have sufficient stockholders’ equity as necessary such that Blackboxstocks after the Effective Time meets any listing requirements as set forth by Nasdaq.

The obligation of REalloys to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

●	Blackboxstocks’ fundamental representations shall have been true and correct in all material respects as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of Blackboxstocks and Merger Sub contained in the Merger Agreement (other than the Blackboxstocks’ fundamental representations) shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on Blackboxstocks (without giving effect to any references therein to any material adverse effect on Blackboxstocks or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Blackboxstocks Disclosure Letter made or purported to have been made after the date of the Merger Agreement shall be disregarded).

●	Blackboxstocks and Merger Sub shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time.

●	REalloys shall have received the following documents, each of which shall be in full force and effect: (i) a certificate executed by an executive officer of Blackboxstocks certifying that the conditions set forth in applicable sections of the Merger Agreement have been duly satisfied, (ii) written resignations in forms satisfactory to REalloys, dated as of the closing date of the Merger and effective as of the closing of the Merger executed by the officers and directors of Blackboxstocks who are not to continue as officers or directors of Blackboxstocks.

●	Since the date of the Merger Agreement, there shall not have occurred any Blackbox material adverse effect that is continuing.

●	The Option Agreement shall have been duly executed.

●	Blackboxstocks shall have consummated and issued up to two million three hundred thousand dollars ($2,300,000) of Additional Debenture (as defined in the Merger Agreement) to the satisfaction of REalloys.

●	Immediately prior to and as of the Effective Time, Blackboxstocks shall have net cash equal to or in excess of negative two million six hundred ninety thousand dollars (-$2,690,000).

●	Blackboxstocks shall have filed the Certificate of Designation of the Series C Preferred Stock with the Secretary of State of the State of Nevada.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Blackboxstocks, Merger Sub, and REalloys, as applicable, for a transaction of this type, including, but not limited to:

●	corporate organization, organizational and governing documents, authority and power, and similar corporate matters;

●	authority to enter into the Merger Agreement and the related agreements;

●	the affirmative vote required to approve the Merger Agreement and the transactions contemplated thereby;

●	non-contravention and required consents;

●	capitalization;

●	SEC filings and financial statements

●	absence of certain changes or events;

●	absence of undisclosed liabilities;

●	title to assets;

●	real property and leaseholds;

●	intellectual property;

●	agreements, contracts and commitments;

●	compliance, permits and restrictions;

●	legal proceedings and orders;

●	tax matters;

●	employee and labor matters and benefit plans

●	environmental matters;

●	mining and financial assurances; and

●	insurance.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of some of the conditions to the obligations of Blackboxstocks, Merger Sub, and REalloys to complete the Merger.

No Solicitation

Each of Blackboxstocks and REalloys agreed that, subject to certain exceptions, during the pre-closing period, Blackboxstocks and REalloys and any of their respective subsidiaries will not, and each party will not authorize or permit any of its officers, directors, employees, partners, attorneys, advisors, accountants, agents or representatives, retained by it or any of its subsidiaries to, directly or indirectly:

●	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry;

●	furnish any non-public information regarding such party to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

●	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

●	execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction; or

●	publicly propose to do any of the foregoing.

An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by REalloys, on the one hand, or Blackboxstocks, on the other hand, to the other party) that would reasonably be expected to lead to an Acquisition Proposal.

An “Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of REalloys or any of its affiliates, on the one hand, or by or on behalf of Blackboxstocks or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such party.

An “Acquisition Transaction” means any transaction or series of transactions involving the following:

●	any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries or (ii) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries, or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

●	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party or any of its subsidiaries, taken as a whole.

Special Meetings/Written Consent of Stockholders

Special Meeting of Blackboxstocks

Pursuant to the terms of the Merger Agreement, Blackboxstocks agreed to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Blackboxstocks common stock to consider and vote to approve the Nasdaq Proposal, the Incentive Plan Proposal, the Reverse Stock Split Proposal and the Authorized Share Issuance Proposal. The Special Meeting shall be held as promptly as practicable after the date that this registration statement is declared effective under the Securities Act, and in any event, no later than forty-five (45) days after the effective date of this registration statement.

Blackboxstocks also agreed to take reasonable measures to ensure that all proxies solicited in connection with the Special Meeting are solicited in compliance with all applicable law. Notwithstanding anything to the contrary contained herein, if on the date of the Special Meeting, or a date preceding the date on which the Special Meeting is scheduled, Blackboxstocks reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote, whether or not a quorum would be present, (ii) it will not have sufficient shares of Blackboxstocks common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meeting or (iii) that the failure to postpone or adjourn the Special Meeting would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law, Blackboxstocks may postpone or adjourn, or make one or more successive postponements or adjournments of, the Special Meeting as long as the date of the Special Meeting is not postponed or adjourned more than an aggregate of thirty (30) days in connection with any postponements or adjournments.

Pursuant to the terms of the Merger Agreement, Blackboxstocks has agreed that (i) the Blackboxstocks Board shall recommend that the holders of Blackboxstocks common stock vote to approve the proposals presented at the Special Meeting and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in the Merger Agreement and (ii) the proxy statement shall include a statement to the effect that the Blackboxstocks Board recommends that Blackboxstocks’ stockholders vote to approve the proposals presented at the Special Meeting.

Written Consent of REalloys

Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) business days thereafter, REalloys has agreed that it shall obtain the approval by written consent from REalloys’ stockholders sufficient for the Required Company Stockholder Vote (as defined in the Merger Agreement) in lieu of a meeting pursuant to Section 73.320 of the NRS, for purposes of (i) adopting and approving the Merger Agreement and the transactions contemplated thereunder, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 92A.380 of the NRS, and that such stockholder has received and read a copy of Section 92A.380 of the NRS and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the NRS. Under no circumstances shall REalloys assert that any other approval or consent is necessary by its stockholders to approve the Merger Agreement and the transactions contemplated thereunder.

Pursuant to the terms of the Merger Agreement, REalloys has agreed that: (i) the REalloys Board shall recommend that the REalloys’ stockholders vote to adopt and approve Merger Agreement and the transactions contemplated thereunder and shall use commercially reasonable efforts to solicit such approval within the time set forth in the Merger Agreement (the recommendation of the REalloys Board that REalloys stockholders vote to adopt and approve the Merger Agreement being referred to as the “REalloys Board Recommendation”) and (ii) the REalloys Board Recommendation shall not be withdrawn or modified (and REalloys Board shall not publicly propose to withdraw or modify the REalloys Board Recommendation) in a manner adverse to Blackboxstocks, and no resolution by the REalloys Board or any committee thereof to withdraw or modify the REalloys Board Recommendation in a manner adverse to Blackboxstocks or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

Covenants; Conduct of Business Pending the Merger

Except as expressly contemplated or permitted by the Merger Agreement, the Blackboxstocks Disclosure Letter, as required by applicable law, or unless REalloys shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement pursuant to the terms and conditions therein and the Effective Time (the “Pre-Closing Period”), Blackboxstocks has agreed to, and has agreed to cause its subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the ordinary course of business and in material compliance with all applicable law and the requirements of all contracts that constitute material contracts to Blackboxstocks and (y) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) when due and payable.

Additionally, except as expressly contemplated or permitted by the Merger Agreement, the Blackboxstocks Disclosure Letter, as required by applicable law, or unless REalloys otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Blackboxstocks not, nor shall it cause or permit any of its subsidiaries to, do any of the following:

●	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities, (except for shares of Blackboxstocks common stock from terminated employees, directors or consultants of Blackboxstocks);

●	except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

●	sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Blackboxstocks common Stock issued upon the valid exercise or settlement of outstanding options or restricted stock units, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

●	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

●	lend money to any person, incur or guarantee any indebtedness for borrowed money, guarantee any debt securities of others or make any capital expenditure or commitment in excess of five thousand dollars ($5,000);

●	(A) adopt, establish or enter into any employee plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any employee plan to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of the Merger Agreement pursuant to any employee plan disclosed to Blackboxstocks) for any employees of the Blackboxstocks, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of Blackboxstocks’ directors, officers, employees or consultants or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants of Blackboxstocks or (E) hire any officer, employee or consultant of Blackboxstocks, and in each case none of the items in (A)-(E) shall create any obligations of Blackboxstocks that shall survive after the Closing Date;

●	acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties;

●	sell, assign, transfer, license, sublicense or otherwise dispose of any material IP rights of Blackboxstocks (other than pursuant to non-exclusive licenses in the ordinary course of business);

●	other than in the ordinary course of business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material tax return; (C) adopt or change any material accounting method in respect of taxes; (D) enter into any material tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment; or (F) surrender any material claim for refund;

●	waive, settle or compromise any pending or threatened legal proceeding against Blackboxstocks or any of its subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of twenty-five thousand dollars ($25,000) in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Blackboxstocks or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Blackboxstocks or any of its subsidiaries;

●	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;

●	forgive any loans to any person, including its employees, officers, directors or affiliates;

●	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

●	(A) materially change pricing or royalties or other payments set or charged by Blackboxstocks or any of its subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Blackboxstocks or any of subsidiaries;

●	enter into, amend in a manner adverse to Blackboxstocks or terminate any material contract to Blackboxstocks outside of the ordinary course of business; or

●	agree, resolve or commit to do any of the foregoing.

REalloys has agreed to and has agreed to cause its subsidiaries to, except as expressly contemplated or permitted by the Merger Agreement, as set forth in the REalloys Disclosure Letter, as required by applicable law, or unless Blackboxstocks shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period between signing the Merger Agreement and the Closing, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and in material compliance with all applicable law and the requirements of all contracts that constitute material contracts of REalloys.

Other Agreements

Each of Blackboxstocks and REalloys has agreed to:

●	file or otherwise submit, as promptly as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed with respect to the transactions contemplated by the Merger Agreement;

●	use commercially reasonable efforts to cause the proxy statement to be mailed to Blackboxstocks’ stockholders as promptly as practicable after this registration statement is declared effective under the Securities Act; and

●	furnish promptly to the other party all information concerning its business, properties, assets, personnel, commitments and records, among others, as such other party may reasonable request.

Blackboxstocks and REalloys also agreed that, among other things:

●	Blackboxstocks shall prepare and file with the SEC a proxy statement to be sent to the stockholders of each of Blackboxstocks and REalloys relating to the Special Meeting, and a registration statement on Form S-4 (including a prospectus) in connection with the issuance of Blackboxstocks common stock in the merger, of which such proxy statement will form a part (i.e., this joint proxy and consent solicitation statement/prospectus);

●	Blackboxstocks and REalloys shall use commercially reasonable efforts to cause this joint proxy and consent solicitation statement/prospectus to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff;

●	Blackboxstocks, immediately following the effective time of the Merger, will adopt a stock incentive plan (i.e., the 2025 Plan to be approved under the Incentive Plan Proposal), pursuant to which not exceeding 15% of the issued and outstanding shares of Blackboxstocks common stock post-Merger, on a fully diluted basis, shall be reserved for issuance to employees, directors, consultants, and other service providers of Blackboxstocks and its subsidiaries;

●	Blackboxstocks shall use commercially reasonable efforts to cause the shares of Blackboxstocks common stock to be issued in connection with the Merger to be approved for listing on the Nasdaq at or prior to the Effective Time, and shall prepare and submit to Nasdaq a notification form for the listing of the shares of Blackboxstocks common stock to be issued in connection with the transactions contemplated by the Merger Agreement and to cause such shares to be approved for listing (subject to official notice of issuance) and shall, to the extent required by Nasdaq rules, file an initial listing application for the Blackboxstocks common stock on Nasdaq and cause such listing application to be conditionally approved prior to the Effective Time;

●	From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, each of Blackboxstocks and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Blackboxstocks or REalloys, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Blackboxstocks or of REalloys, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the NRS; and

●	If applicable and approved by the Blackboxstocks stockholders, Blackboxstocks shall cause the amendment to the Blackboxstocks Articles effecting the reverse stock split and the authorized share increase proposed under the Reverse Stock Split Proposal and the Authorized Share Increase Proposal to be implemented immediately prior to the effective time of the Merger, such reverse stock split to become effective immediately prior to the effective time of the Merger.

Termination of the Merger Agreement

The Merger Agreement may be terminated, at any time prior to the Effective Time (whether before or after adoption of the Merger Agreement by REalloys stockholders and whether before or after proposals presented to Blackboxstocks stockholders to be voted on at the Special Meeting, unless otherwise specified below), pursuant to the terms and conditions of the Merger Agreement and as set forth below:

●	by mutual written consent of REalloys and Blackboxstocks;

●	by either Blackboxstocks or REalloys if the Merger has not been consummated by the nine month anniversary of the date of the Merger Agreement (the “End Date”) (provided that the right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been a primary cause of the failure of the Merger to occur on or before such date and provided further, however that in the event the SEC has not declared this registration statement effective, then either party shall be entitled to extend the End Date for an additional 60 days), subject to extension as provided below;

●	by either Blackboxstocks or REalloys if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission will have issued a final and non-appealable order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

●	by Blackboxstocks if the required REalloys stockholder approval shall not have been obtained within two business days of this registration statement becoming effective in accordance with the provisions of the Securities Act, subject to certain conditions;

●	by either Blackboxstocks or REalloys if (i) the Special Meeting (including any adjournments and postponements thereof) shall have been held and completed and Blackboxstocks stockholders shall have taken a final vote on the proposals set forth herein and (ii) the proposals set forth herein shall not have been approved at the Special Meeting (or at any adjournment or postponement thereof) by the required vote;

●	by REalloys (at any time prior to the approval of the proposals set forth herein) if a Parent Triggering Event (as defined in the Merger Agreement) shall have occurred, or by Blackboxstocks (at any time prior to the approval of the matters set forth herein) if a Company Triggering Event (as defined in the Merger Agreement) shall have occurred;

●	by REalloys, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Blackboxstocks or Merger Sub or if any representation or warranty of Blackboxstocks or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 of the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that REalloys is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided further, that if such inaccuracy in Blackboxstocks’ or Merger Sub’s representations and warranties or breach by Blackboxstocks or Merger Sub is curable by Blackboxstocks or Merger Sub, then REalloys shall not be permitted to terminate the Merger Agreement pursuant to Section 10.1(g) of the Merger Agreement as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from REalloys to Blackboxstocks or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to Section 10.1(g) and (ii) of the Merger Agreement Blackboxstocks or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the REalloys to Blackboxstocks or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to Section 10.1(g) of the Merger Agreement (it being understood that REalloys shall not be permitted to terminate the Merger Agreement pursuant to Section 10.1(g) of the Merger Agreement as a result of such particular breach or inaccuracy if such breach by Blackboxstocks or Merger Sub is cured prior to such termination becoming effective)); and

●	by Blackboxstocks, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by REalloys or if any representation or warranty of REalloys shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 of the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Blackboxstocks is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in REalloys’ representations and warranties or breach by REalloys is curable by REalloys then Blackboxstocks shall not be permitted to terminate the Merger Agreement pursuant to Section 10.1(h) of the Merger Agreement as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Blackboxstocks to REalloys of such breach or inaccuracy and its intention to terminate pursuant to Section 10.1(h) and (ii) of the Merger Agreement REalloys ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Blackboxstocks to REalloys of such breach or inaccuracy and its intention to terminate pursuant to Section 10.1(h) of the Merger Agreement (it being understood that Blackboxstocks shall not be permitted to terminate the Merger Agreement pursuant to this Section 10.1(h) of the Merger Agreement as a result of such particular breach or inaccuracy if such breach by REalloys is cured prior to such termination becoming effective).

Effect of Termination

Subject to certain exceptions set forth in the Merger Agreement, in the event of the termination of the Merger Agreement as described above, the Merger Agreement will be of no further force or effect, provided, however, that (i) certain sections of the Merger Agreement will survive the termination of the Merger Agreement and (ii) the termination of the Merger Agreement shall not relieve any party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement.

First Amendment to Agreement and Plan of Merger

On July 1, 2025, Blackboxstocks, Merger Sub and REalloys entered into a First Amendment to Agreement and Plan of Merger (the “First Merger Agreement Amendment”) in order to reflect Blackboxstocks’ intent to conduct an at-the-market offering of its common stock, pursuant to which up to 250,000 shares of Blackboxstocks common stock may be sold and issued without affecting the calculation of Company Merger Shares (as defined in the Merger Agreement) to be issued in the Merger.

Second Amendment to Agreement and Plan of Merger

On August 22, 2025, Blackboxstocks, Merger Sub and REalloys entered into a Second Amendment to Agreement and Plan of Merger (the “Second Merger Agreement Amendment”) in order to delete and restate in its entirety delete and restate in its entirety the definition of “Permitted Transfer” in the CVR Agreement, which is attached as Annex H hereto.

THE ANCILLARY AGREEMENTS

The following section sets forth the principal terms of the ancillary agreements to the Merger Agreement. The rights and obligations of the parties to the respective ancillary agreements are governed by their express terms and conditions and not by this section, which is summary in nature. This section is not complete and is qualified in its entirety by reference to the complete text of the respective ancillary agreements. Capitalized terms used in this section and not defined have the meaning ascribed to such terms in the applicable ancillary agreement attached in the Annexes and Exhibits hereto.

Stockholder Support Agreements

As a condition to the parties’ execution of the Merger Agreement, Gust Kepler, a director and the President and Chief Executive Officer of Blackboxstocks, who holds shares of Blackboxstocks common stock and Series A Preferred Stock, executed a Stockholder Support Agreement (the “Blackboxstocks Stockholder Support Agreement”), pursuant to which Mr. Kepler agreed to vote his shares of Blackboxstocks common stock and Series A Preferred Stock in favor of (i) the approval of the Merger Agreement and transactions contemplated therein, (ii) an amendment to the Blackboxstocks Articles to effect a forward or reverse split of the outstanding Blackboxstocks common stock if necessary, (iii) the issuance of Blackboxstocks common stock in accordance with Nasdaq Listing Rule 5635, and (iv) against any competing proposals.

In addition, as a condition to the parties’ execution of the Merger Agreement, holders of at least 50.1% of the outstanding shares of capital stock of the REalloys executed a Stockholder Support Agreement (the “REalloys Stockholder Support Agreements”), pursuant to which such holders agreed to vote all of their shares of capital stock of the REalloys in favor of the approval of the Merger Agreement and transactions contemplated therein.

The foregoing description of the Blackboxstocks Stockholder Support Agreement and REalloys Stockholder Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Blackboxstocks Stockholder Support Agreement and the REalloys Stockholder Support Agreement, which are attached hereto as Exhibits 10.1 and 10.2, and are incorporated herein by reference.

Lock-Up Agreements

As a condition to the parties’ execution of the Merger Agreement, prior to Closing, all officers, directors and stockholders of the REalloys will execute lock-up agreements (the “Lock-Up Agreements”), substantially in the form attached hereto as Annex F, which among other things (i) prohibit such parties from engaging in certain sale and other transfer transactions relating to the Blackboxstocks common stock and securities convertible, exercisable or exchangeable therefor, without the prior written consent of the Blackboxstocks for a period of 180 days after the Closing and (ii) for 180 days thereafter, further prohibits such parties from engaging certain transactions representing more than 10% of each party’s record or beneficial ownership of the Blackboxstocks in any one month.

Option Agreement

As a condition to the parties’ execution of the Merger Agreement, prior to Closing, Blackboxstocks and Gust Kepler will execute an option agreement (the “Option Agreement”) substantially the form attached hereto as Annex G, pursuant to which Blackboxstocks shall have the right to call for redemption and Gust Kepler shall have the right to cause Blackboxstocks to redeem all of the issued and outstanding Series A Convertible Preferred Stock of Blackboxstocks held by Gust Kepler in exchange for shares of Series A Preferred Stock of Blackbox Operating. The redemption is expected to take place following the Preferred Transfer.

Contingent Value Rights Agreements

At the Closing, Blackboxstocks, a representative of the Blackboxstocks stockholders, and a to be appointed Rights Agent, will enter into a Contingent Value Rights Agreement, substantially in the form attached hereto as Annex H (the “CVR Agreement”). Pursuant to the Merger Agreement and the CVR Agreement, each share of Blackboxstocks common stock held by Blackboxstocks stockholders as of a record date immediately prior to the Closing will receive a dividend of one contingent value right (“CVR”) entitling such holders to receive, in connection with certain transactions involving Blackbox Operating (a “CVR Transaction”), an amount equal to the net proceeds actually received by Blackboxstocks at the closing of such transaction.

A CVR Transaction is generally a transaction pursuant to which (i) Blackboxstocks or Blackbox Operating grants, sells, licenses or otherwise transfers some or all of the rights to the Blackbox Operating assets, or other monetizing event of all or any part of the Blackbox Operating assets and (ii) Blackboxstocks receives or Blackbox Operating determines to distribute net proceeds from such transaction as a dividend to its stockholders.

The CVR payment obligations will expire the date that is 24 months following the Closing. The CVRs will not be transferable, except in certain limited circumstances, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the SEC or listed for trading on any exchange. There is no guarantee that any CVR Transaction or payment pursuant thereto will be earned.

Securities Transfer Agreement

Pursuant to the Merger Agreement, prior to the Effective Time, Gust Kepler and Leonard Sternheim agreed to enter into a Securities Transfer Agreement, in a form acceptable to Gust Kepler and Leonard Sternheim, pursuant to which Gust Kepler will agree to sell 1,634,999 shares of Series A Preferred Stock to Leonard Sternheim, which sale shall be contingent upon and effective concurrently with Closing.

RELATED FINANCINGS

Company Financing

Securities Purchase Agreement

On January 17, 2025, the Company entered into a Securities Purchase Agreement (the “Original Purchase Agreement”) with Five Narrow Lane LP (the “Purchaser”), and Five Narrow Lane LP, as collateral agent for the Purchaser (the “Agent”), pursuant to which the Purchaser agreed to purchase from the Company a senior debenture having an aggregate principal amount of $250,000 (the “Initial Debenture”) and an amended and restated senior secured convertible debenture having an aggregate principal amount of up to $2,000,000 (the “Additional Debenture”, and together with the Initial Debenture, the “Debentures”) upon certain closing conditions applicable to the Initial Debenture and Additional Debenture, respectively.

The closing of the Initial Debenture (the “Initial Closing”) took place on January 17, 2025. The closing of the Additional Debenture (the “Additional Closing”), was agreed to take place upon satisfaction of certain customary closing conditions outlined in the Original Purchase Agreement, including, but not limited to, the execution and delivery of (i) a Security Agreement (as further described below), (ii) a Subsidiary Guarantee (as further described below), (iii) a Registration Rights Agreement (as further described below), and (iv) a Merger Agreement (as further described below).

The Original Purchase Agreement contains customary representations, warranties, covenants, confidentiality and indemnification obligations customary for a transaction of the size and type contemplated by the Original Purchase Agreement. The Original Purchase Agreement also provides that, so long as the Debentures remain outstanding, each holder of the Securities shall have “most favored nation” status with respect to any debt or equity financing (including, without limitation, the issuance of convertible debt and equity securities of any nature) obtained by the Company.

Initial Debenture

The Initial Debenture bore interest at a rate of 7.00% per annum and matured on the earlier to occur of the date on which a definitive agreement relating to any “Merger Transaction” (as defined in the Original Purchase Agreement) (the “Merger Agreement”) was duly executed by the parties signatory thereto (the “Initial Debenture Trigger Date”) or March 15, 2025 (the “Initial Debenture Maturity Date”). At any time prior to the Initial Debenture Maturity Date, the Company could elect to prepay all or a portion of the outstanding amounts due under the Initial Debenture.

On the Initial Debenture Trigger Date, the Company agreed to pay in cash to the Purchaser of the Initial Debenture the outstanding principal amount of the Initial Debenture, together with all accrued and unpaid interest thereon, an exit fee in an amount equal to 15% of the outstanding principal amount of the Initial Debenture and any other amounts due thereunder; provided that, if the “Trigger Conditions” are satisfied as of the Initial Debenture Trigger Date, it was agreed that the Initial Debenture would be exchanged for an Additional Debenture. As defined in the Initial Debenture, “Trigger Conditions” meant (a) no event of default has occurred or is continuing or would result from the effectiveness of the Merger Transaction, (b) no event or condition has resulted in, or could be reasonably expected to cause, either individually or in the aggregate, a material adverse effect or to result in a material adverse effect from the effectiveness of the Merger Transaction, (c) the Company has executed and delivered such documents as the holder may reasonably request in connection with the exchange of the Initial Debenture for the Additional Debenture, and (d) the satisfaction of any additional covenants and conditions set forth in the Original Purchase Agreement.

The Initial Debenture also included customary negative and affirmative covenants, as well as events of default, the occurrence of which would cause the Initial Debenture to bear interest at a default rate of 18% per annum.

Amendment to Securities Purchase Agreement; A&R Initial Debenture

On January 27, 2025, the Company, the Purchaser and the Agent entered into an Amendment to Securities Purchase Agreement (the “Amendment”, and together with the Original Purchase Agreement, the “Purchase Agreement”) to, among other things, increase the aggregate principal and subscription amount of the Initial Debenture and Additional Debenture to up to $550,000 and $2,300,000, respectively. The Amendment amended certain provisions within the Purchase Agreement to reflect such increase in the aggregate principal and subscription amounts of the Debenture. On same date, the Company issued to the Purchaser an Amended and Restated Debenture due the Earlier of the Trigger Date and March 15, 2025, in the aggregate principal amount of $550,000 (the “A&R Initial Debenture”).

Additional Closing; Additional Debenture

On March 10, 2025, the Company consummated the Additional Closing (the “Additional Closing Date”). At the Additional Closing, the A&R Initial Debenture was exchanged for the Amended and Restated Senior Secured Convertible Debenture Due the Earlier of the Trigger Date and January 17, 2026 (the “Additional Debenture Maturity Date”), in the principal amount of $1,050,000, where “Trigger Date” means the date on which the transactions contemplated by the Merger Agreement are consummated, which debenture constitutes an Additional Debenture pursuant to the Purchase Agreement. The obligations of the Company under the Additional Debenture constitute senior indebtedness secured by a first priority security interest on substantially all of the assets of the Company.

The Additional Debenture bears interest at a rate of 7.00% per annum. At any time prior to the Additional Debenture Maturity Date, the Company can, upon Purchaser’s prior written consent, prepay all or a portion of the outstanding principal due under the Additional Debenture, plus (i) accrued and unpaid interest thereon, plus (ii) the exit fee, and plus (iii) all other sums, if any, that shall have become due and payable thereunder.

At any time after the original issuance date, the Additional Debenture is convertible into shares of common stock of the Company at the initial conversion price of $5.46, subject to customary adjustments for reverse splits and anti-dilution protections, provided that the conversion shall at no time be lower than the floor price of $5.00 per share.

On the Trigger Date, the Company shall, at the option of the Company, either (i) pay to the Purchaser in cash all or a portion of the principal amount of the Additional Debenture outstanding on the Trigger Date, together with all accrued and unpaid interest thereon, the exit fee and any other amounts due hereunder or (ii) issue to the Purchaser such number of shares of Series C Preferred Stock of the Company, for aggregate stated value equal to: (x) 3.0 multiplied by (y) all, or such portion, as applicable, of the principal amount of the Additional Debenture outstanding on the Tigger Date, after giving effect to any repayment pursuant to foregoing clause (i), together with all accrued and unpaid interest thereon, the exit fee and other amount due hereunder. In case the Company elects the option specified in the foregoing clause (i), the Company shall deliver on a date that is at least 5 Trading Days before such Trigger Date a written notice (a “Trigger Date Repayment Notice”) to the Purchaser of its irrevocable election to repay all or a portion of the outstanding principal amount of the Additional Debenture plus (i) accrued and unpaid interest thereon, plus (ii) the exit fee, and plus (iii) all other sums, if any, that shall have become due and payable (collectively, the “Trigger Date Repayment Amount”) for cash on the Trigger Date (the period from the date of such Trigger Date Repayment Notice to the Trigger Date, the “Repayment Period”). For the avoidance of doubt, the Purchaser may elect to convert all or a portion of the outstanding principal amount of the Additional Debenture, from time to time, prior to the Trigger Date and the Company must honor all conversions occurring by virtue of one or more Notices of Conversion of the Purchaser during the Repayment Period.

The Additional Debenture also includes customary negative and affirmative covenants, as well as events of default, the occurrence of which will cause the Additional Debenture to bear interest at a default rate of 18% per annum.

Palladium Capital Group, LLC served as placement agent for the Debentures. The Company agreed to pay a placement agent fee upon closing of the Debentures equal to 8% of the gross proceeds from the sale of the Debentures. Such fee will be payable through the issuance by the Company of a debenture to Palladium Capital Group, LLC on identical terms to the Additional Debenture, provided that such debenture will be unsecured. Palladium Capital Group will also receive a warrant equal for 33,700 shares at an exercise of $5.46 per share.

On April 24, 2025, the Additional Debenture was increased by $750,000 as a result of the Company filing a registration statement on Form S-4 in connection with the Merger. On June 18, 2025 the Additional Debenture was increased by $250,000 as an advance against the $500,000 tranche due upon the Registration Statement being declared effective by the SEC. A total of $250,000 has yet to funded upon the Securities Purchase Agreement and is due upon the Registration Statement being declared effective by the SEC.

Certificate of Designations for Series C Preferred Stock

Under the terms of the Merger Agreement, as a condition to Closing, the Company will file a Series C Certificate of Designations with the Secretary of State of the State of Nevada establishing a class of Company preferred stock to be designated Series C Convertible Preferred Stock, par value $0.001 per share, stated value $3,000 per share, which is expected to be issued as partial consideration in the Merger. Under the agreed form of the Series C Certificate of Designations, all shares of capital stock of the Company rank pari passu or junior to the Series C Preferred Stock, with respect to preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company. The Series C Preferred Stock is convertible into shares of Company Common Stock at the election of the holder at any time at a conversion price to be equal to 100% of the lesser of (i) the closing price of the Company Common Stock on the trading day immediately prior to the closing of the Merger and (ii) the closing price of the Company Common Stock on the date the Companies obtain stockholder approval for issuance of the Series C Preferred Stock and Company Common Stock into which it convert (the “Series C Stockholder Approval”). The conversion price is subject to customary adjustments for stock dividends, stock splits, reclassifications, stock combinations and the like (subject to certain exceptions). At any time after issuance of the Series C Preferred Stock, to the extent the Company raises capital in any financing with gross proceeds in excess of $3 million, the Company is required to use one-third of such gross proceeds to redeem all or any portion of the Series C Preferred Stock then outstanding. The amortization payments due upon such redemption are payable by the Company in cash at a price equal to the product of (i) 110% and (ii) the stated value of the shares of Series C Preferred Stock being redeemed plus any and all accrued and unpaid dividends on such shares of Series C Preferred Stock.

The holders of the Series C Preferred Stock are entitled to dividends of 2.5% per annum, compounded each calendar month, which are payable in arrears monthly in cash, “in kind” in the form of additional shares of Series C Preferred Stock, or in a combination thereof, at the holder’s discretion, in accordance with the terms of the Series C Certificate of Designations. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Series C Certificate of Designations and described below), the Series C Preferred Stock accrues dividends at a rate of 15% per annum. Upon conversion or redemption, the holders of shares of Series C Preferred Stock are also entitled to receive a dividend make-whole payment, assuming for calculation purposes that stated value of such Series C Preferred Stock remained outstanding through and including the date of conversion or redemption of all the shares of Series C Preferred Stock. The holders of Series C Preferred Stock are entitled to vote with holders of the Company Common Stock on an as-converted basis, with the number of votes to which each holder of Series C Preferred Stock is entitled to be calculated as the stated value of such share of Series C Preferred Stock divided by the Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) immediately preceding the subscription date (as defined in the Series C Certificate of Designations), subject to certain beneficial ownership limitations as set forth in the Series C Certificate of Designations.

Notwithstanding the foregoing, the Company’s ability to settle conversions and make amortization payments and dividend make-whole payments using shares of Company Common Stock is subject to certain limitations set forth in the Series C Certificate of Designations, including a limit on the number of shares that may be issued until the time, if any, that the Company has obtained the Series C Stockholder Approval. Further, the Series C Certificate of Designations contains a certain beneficial ownership limitation after giving effect to the issuance of shares of Company Common Stock issuable upon conversion of the Series C Preferred Stock or as part of any amortization payment or dividend make-whole payment under the Series C Certificate of Designations.

The Series C Certificate of Designations includes certain Triggering Events (as defined in the Series C Certificate of Designations), including, among other things, the suspension from trading or failure of the Company Common Stock to be trading or listed on an Eligible Market (as defined in the Series C Certificate of Designations) for a period of five consecutive trading days and the Company’s failure to pay any amounts due to the holders of Series C Preferred Stock when due. In connection with a Triggering Event, each holder of Series C Preferred Stock will be able to require the Company to redeem in cash any or all of the holder’s shares of Series C Preferred Stock at a premium set forth in the Series C Certificate of Designations.

The Company will be subject to certain affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the maturity of indebtedness, preservation of existence, maintenance of properties, maintenance of insurance, transactions with affiliates, among other matters.

There is no established public trading market for the Series C Preferred Stock and the Company does not intend to list the Series C Preferred Stock on any national securities exchange or nationally recognized trading system.

As described below, Series C Preferred Stock will be issued upon consummation of the Merger as consideration for certain outstanding shares of Series X Preferred Stock of REalloys and, at the option of the holders of the Additional Debenture issued in connection with the Company Financing (described below), in exchange for satisfaction of certain Company obligations under the terms of the Additional Debenture.

Registration Rights Agreement

Pursuant to the terms of the Purchase Agreement, on the Additional Closing Date, the Company and the Purchaser entered into a Registration Rights Agreement (the “Registration Rights Agreement”). The Company filed a registration statement on Form S-3 as required and the registration statement was declared effective by the SEC on May 5, 2025.

Security Agreement

Pursuant to the terms of the Purchase Agreement, on the Additional Closing Date, the Company, Blackbox.io Inc., a wholly-owned subsidiary of the Company (the “Subsidiary” or “Blackbox Operating”), and the Agent entered into a Security Agreement (the “Security Agreement”) which grants the Agent and Purchaser a first priority security interest in substantially all of the assets of the Company to secure the prompt payment, performance and discharge in full of all of the Company’s obligations under the Additional Debenture. Pursuant to the Security Agreement, the Subsidiary will act as a guarantor with respect to the Company’s obligations under the Additional Debenture.

Subsidiary Guarantee

Pursuant to the terms of the Purchase Agreement, on the Additional Closing Date, our Subsidiary entered into a Subsidiary Guarantee (the “Subsidiary Guarantee”) in favor of the Purchaser, pursuant to which the Subsidiary agreed to guarantee all of the Company’s obligations under the Additional Debenture.

REalloys Financing

REalloys Securities Purchase Agreement

In connection with the Merger, REalloys entered into a Securities Purchase Agreement (the “REalloys Purchase Agreement”), dated as of March 6, 2025, with Five Narrow Lane LP (the “Buyer”), pursuant to which REalloys agreed to sell to the Buyer (i) an aggregate of 5,000 shares of REalloys’ Series X Preferred Stock, par value $0.0001 per share (the “Series X Preferred Stock”), with a stated value of $1,000 per share (the “Stated Value”), with 1,000 shares of REalloys’ Series X Preferred Stock issuable at the initial closing (the “Initial REalloys Financing Closing”), and 4,000 shares of REalloys’ Series X Preferred Stock issuable following the consummation of the Merger at the second closing (the “Second REalloys Financing Closing”) and (ii) warrants (the “REalloys Warrants”) to acquire up to 5,000,000 shares of common stock of REalloys, par value $0.0001 per share (the “REalloys Common Stock”) (collectively, the “REalloys Financing”). REalloys will also issue to the Buyer an aggregate number of shares of REalloys Common Stock representing 5.0% of the fully diluted outstanding capital of REalloys (the “Commitment Shares”), which shall be adjusted as necessary immediately prior to the consummation of the Merger to the extent that the Commitment Shares represent less than 5.0% of the fully diluted outstanding capital of REalloys. The aggregate gross proceeds from the Initial REalloys Financing Closing were $1,000,000 (or up to $55,000,000 if the REalloys Warrants are exercised in full for cash). REalloys expects to use the net proceeds from the REalloys Financing for general corporate purposes and for transaction expenses incurred in connection with the Merger.

The REalloys Purchase Agreement contains certain representations and warranties, covenants and indemnities customary for similar transactions. The representations, warranties and covenants contained in the REalloys Purchase Agreement were made solely for the benefit of the parties to the REalloys Purchase Agreement and may be subject to limitations agreed upon by the contracting parties.

The Initial REalloys Financing Closing occurred on March 10, 2025. The REalloys Financing was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. The Buyer has represented to REalloys that it is an accredited investor within the meaning of Rule 501(a) of Regulation D and that it is acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Series X Preferred Stock and REalloys Warrants were offered without any general solicitation by the Company or its representatives.

In July 2025, pursuant to acknowledgement and agreement between REalloys and FNL, dated as of July 24, 2025, REalloys received an advance of $1,000,000 to be received in the Second REalloys Financing Closing in exchange for issuing 1,000 shares of REalloys’ Series X Preferred Stock to FNL. Following such advance, the aggregate number of shares of REalloys’ Series X Preferred Stock issuable in connection with the Second REalloys Financing Closing is 3,000 shares and the aggregate additional purchase price to be paid by FNL in the Second REalloys Financing Closing shall be $3,000,000.

Certificate of Designations of Series X Preferred Stock

The terms of the Series X Preferred Stock are set forth in a certificate of designations (the “REalloys Certificate of Designations”) which will be filed with the Secretary of State of Nevada prior to the closing of the REalloys Purchase Agreement. All shares of capital stock of REalloys rank pari passu or junior to the Series X Preferred Stock, with respect to preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of REalloys. At any time after issuance of the Series X Preferred Stock, to the extent (i) the Merger Agreement is terminated for any reason before the Merger is consummated and (ii) REalloys raises capital in any financing, REalloys is required to use 50% of the aggregate gross proceeds from such financing to redeem all or any portion of the Series X Preferred Stock then outstanding. The amortization payments due upon such redemption are payable by REalloys in cash at a price equal to the product of (i) 110% and (ii) the Stated Value of the shares of Series X Preferred Stock being redeemed plus any and all accrued and unpaid dividends on such shares of Series X Preferred Stock.

The holders of the Series X Preferred Stock are entitled to dividends of 8.0% per annum, compounded each calendar quarter, which are payable in arrears quarterly on the Maturity Date (as defined in the REalloys Certificate of Designations) in cash, “in kind” in the form of additional shares of Series X Preferred Stock, or in a combination thereof, at the holder’s discretion, in accordance with the terms of the REalloys Certificate of Designations. Upon the occurrence and during the continuance of a Triggering Event (as defined in the REalloys Certificate of Designations and described below), the Series X Preferred Stock accrues dividends at a rate of 15% per annum. Upon redemption or other repayment, the holders of shares of Series X Preferred Stock are also entitled to receive a dividend make-whole payment, assuming for calculation purposes that the Stated Value of such Series X Preferred Stock remained outstanding through and including the date of redemption of all the shares of Series X Preferred Stock. The holders of Series X Preferred Stock are entitled to vote with holders of the REalloys Common Stock on an as-converted basis, with each share of Series X Preferred Stock entitling the holder thereof to cast one vote per share of Series X Preferred Stock.

The REalloys Certificate of Designations includes certain Triggering Events (as defined in the REalloys Certificate of Designations), including, among other things, REalloys’ failure to pay any amounts due to the holders of Series X Preferred Stock when due. In connection with a Triggering Event, each holder of Series X Preferred Stock will be able to require REalloys to redeem in cash any or all of the holder’s shares of Series X Preferred Stock at a premium set forth in the REalloys Certificate of Designations.

REalloys will be subject to certain affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, restricted payments and investments, restrictions on redemption and cash dividends, restrictions on transfer of assets, the maturity of indebtedness, change in nature of business, preservation of existence, maintenance of properties, intellectual property and insurance, transactions with affiliates, restricted issuances and restrictions on acquisitions, among other matters. There is no established public trading market for the Series X Preferred Stock and REalloys does not intend to list the Series X Preferred Stock on any national securities exchange or nationally recognized trading system.

Pursuant to the Merger Agreement, each share of Series X Preferred Stock outstanding will be converted solely into the right to receive shares of the Company’s Series C Preferred Stock at a ratio of 1 to 1.

Warrants

The REalloys Warrants are exercisable for shares of REalloys Common Stock immediately upon issuance, at an exercise price of $10.00 per share (the “Exercise Price”) and expire two years from the date of issuance. The Exercise Price is subject to customary adjustments for stock dividends, stock splits, reclassifications, and the like. There is no established public trading market for the REalloys Warrants and REalloys does not intend to list the REalloys Warrants on any national securities exchange or nationally recognized trading system.

Pursuant to the Merger Agreement, the REalloys Warrants are to be assumed by the Company at Closing and will be exercisable for the purchase of Company Common Stock in an amount and at an adjusted Exercise Price based upon the Exchange Ratio.

July 2025 Private Placement

Between July 24, 2025, and July 28, 2025, REalloys entered into multiple Stock Purchase Agreements (the “July Agreements”) with certain accredited investors, authorizing the sale of up to 3,000,000 shares of its common stock. On July 28, 2025, REalloys closed on the sale of 1,660,972 shares for total proceeds of approximately $8,303,960. No fees were paid or payable concerning the July Agreements. The potential sale of the remaining subscribed additional 1,339,028 shares of REalloys Common Stock was not completed prior to August 6, 2025, and expired as per the terms of one of the July Agreements. The July Agreements contain customary terms and conditions, including a lock-up period following the closing of the Merger.

REalloys expects to use the net proceeds from the financings for general corporate purposes and for transaction expenses incurred in connection with the Merger. The financings were exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws.

Comparative Market Price And Dividend Information

Blackboxstocks’ common stock is listed on Nasdaq under the symbol “BLBX.”

REalloys is a privately held company, and there is no established public trading market for its securities.

The following table sets forth the closing sale prices per share of Blackboxstocks common stock on March 7, 2025, the last full trading day immediately preceding the public announcement of the Merger Agreement, and on April 9, 2025, the latest practicable date prior to the date of this joint proxy and consent solicitation statement/prospectus:

	Blackboxstocks Common Stock	REalloys Common Stock
March 7, 2025	$3.46	N/A
April 9, 2025	$2.84	N/A

Stockholders of Blackboxstocks and REalloys are urged to obtain current market quotations for Blackboxstocks common stock and to review carefully the other information contained in this joint proxy and consent solicitation statement/prospectus or documents filed with the SEC. See “Where You Can Find More Information” beginning on page 238 of this joint proxy and consent solicitation statement/prospectus.

Holders

As of August 20, 2025, the latest practicable date prior to the date of this joint proxy and consent solicitation statement/prospectus, there were 610 holders of record of Blackboxstocks’ common stock.

As of August 20, 2025, the latest practicable date prior to the date of this joint proxy and consent solicitation statement/prospectus, there were approximately 44 holders of record of REalloys common stock.

Dividends

Blackboxstocks has never paid any cash dividends on its common stock and does not anticipate paying cash dividends within the foreseeable future. Blackboxstocks’ management anticipates that all earnings, if any, will be retained for growth and development of its business.

REalloys has never paid any dividends to its stockholders since its inception. While subject to periodic review, the current policy of REalloys’ Board of Directors is to retain all earnings, if any, primarily to finance future growth. The holders of the Series X Preferred Stock are entitled to dividends of 8.0% per annum, compounded each calendar quarter, which are payable in arrears quarterly on the Maturity Date (as defined in the Series X Certificate of Designations)) in cash, “in kind” in the form of additional shares of Series X Preferred Stock, or in a combination thereof, at the holder’s discretion. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Series X Certificate of Designations), the Series X Preferred Stock accrues dividends at a rate of 15% per annum. As such, it is possible that REalloys will not have sufficient available shares to pay the dividend in common stock, which would require the payment of the dividend in cash. REalloys will not be permitted to pay the dividend in cash unless we are legally permitted to do so under Nevada law, which requires cash to be available from surplus or net profits neither of which we currently have available. See “risk Factors – Risks Related to REalloys’ Financial Condition, Indebtedness and Securities – The Series X Preferred Stock provides for the payment of dividends in cash or in shares of REalloys’ common stock, and we may not be permitted to pay such dividends in cash, which will require us to have shares of common stock available to pay the dividends” on page 81.

Following the Merger, the holders of the Series C Preferred Stock are entitled to receive the Series C Dividends on the Series C Stated Value at the rate of 2.5%, computed on the basis of a 360-day year and twelve 30-day months, and which such dividends shall be payable in arrears monthly on each Dividend Date (as defined in the Series C Certificate of Designations) and shall compound each calendar month. At the holder’s sole discretion, Series C Dividends may be paid either (i) in cash, from funds legally available therefor, (ii) “in kind” in the form of additional shares of Series C Preferred Stock, or (iii) in combination of cash, from funds legally available therefor, and Series C PIK Preferred Shares. Other than as related to the Series C Dividends, the Combined Company currently does not anticipate paying any cash dividends to the holders of the Combined Company Common Stock. See “Risk Factors – Risks Related to the Combined Company – The Series C Preferred Stock of the Combined Company will provide for the payment of dividends in cash or in shares of the Combined Company’s common stock, and it may not be permitted to pay such dividends in cash, which will require the Combined Company to have shares of Series C Preferred Stock available to pay the dividends” on page 43.

Unaudited Pro Forma Condensed Combined Financial Statements

You should read the unaudited pro forma condensed combined financial statements presented below in conjunction with Blackboxstocks’ consolidated financial statements and related notes beginning on page F-1 of this joint proxy and consent solicitation statement/prospectus and REalloys consolidated financial statements and related notes beginning on page F-20 of this joint proxy and consent solicitation statement/prospectus. In addition, please see the section entitled “Risk Factors - The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, and future results of the combined company may differ materially from the unaudited pro forma financial statements presented in this joint proxy and consent solicitation statement/prospectus” for discussion of risks associated with the pro forma financial statements.

On March 10, 2025, Blackboxstocks, Merger Sub, a wholly owned subsidiary of Blackboxstocks and REalloys, entered into an Agreement and Plan of Merger, which was amended by the First Amendment to Agreement and Plan of Merger dated July 1, 2025 and by the Second Amendment to Agreement and Plan of Merger (as may be further amended from time to time, the “Merger Agreement”), which provides for, among other things, the Merger of REalloys with and into Merger Sub, with REalloys continuing as the surviving corporation (the “surviving corporation”) and a wholly owned subsidiary of Blackboxstocks, on the terms and conditions set forth in the Merger Agreement. In connection with the consummation of the Merger, the Combined Company is expected to be renamed REalloys Inc.

In connection with the Merger, each holder of outstanding shares of REalloys common stock (referred to herein as the “REalloys stockholders”) will be entitled to receive (i) the number of shares of Blackboxstocks common stock equal to the number of shares of REalloys common stock they hold multiplied by the exchange ratio, as calculated in accordance with the Merger Agreement (the “Exchange Ratio”) or (ii) the number of shares of Series C Preferred Stock of Blackboxstocks, par value $0.001 per share, stated value $3,000 per share (the “Series C Preferred Stock”), equal to the number of shares of REalloys preferred stock (“REalloys Preferred Stock”) at a ratio of one share of REalloys Preferred Stock to one share of Series C Preferred Stock (collectively, the “Merger Consideration”), or (i) an aggregate of approximately 52,254,076 shares of Blackboxstocks common stock at closing and (ii) an aggregate of approximately 5,000 shares of Series C Preferred Stock at closing (which is subject to adjustment in the event the parties raise capital in excess of certain thresholds).

Immediately upon completion of the Merger and the transactions contemplated in the Merger Agreement (i) REalloys stockholders will own approximately 92.7% of the fully diluted equity of the Combined Company and (ii) current Blackboxstocks stockholders, holders of certain outstanding options and warrants to purchase shares of Blackboxstocks common stock will own approximately 7.3% of the fully diluted equity of the Combined Company.

The Exchange Ratio is subject to adjustment and the respective ownership percentages for REalloys and Blackboxstocks stockholders will change pursuant to any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into shares in the REalloys’ common stock or Blackboxstocks common stock), reorganization, recapitalization or other like change occurring after the date of the Merger Agreement and prior to the Closing. These and other adjustments to the Exchange Ratio are described further in this joint proxy and consent solicitation statement/proxy. The potential impact of these terms has not been considered in the estimation of the number of shares of Blackboxstocks common stock that will be issued to holders of REalloys stockholders to complete the Merger for purposes of calculating pro forma earnings per share amounts presented below. These terms are not expected to have a material impact on the number of shares transferred. In addition, Blackboxstocks common stockholders will receive contingent value rights (CVRs) for each share of Blackboxstocks common stock held of record as of immediately prior to the Closing that provide for the potential payment of additional consideration related to any and all net proceeds received from the granting, selling, licensing, or otherwise transferring any of the assets, rights, and properties owned, used, or useable by Blackbox Operating. Potential distributions of proceeds under the CVRs are not readily determinable or quantifiable as of the date of the unaudited pro forma condensed combined financial statements presented below because any distributions under the CVRs would be based on the value of the distribution at the time of such distribution, and it is possible that no such distribution will ever be made. As such, the issuance of CVRs does not trigger an accounting event and is not included in the unaudited pro forma condensed combined financial statements presented below.

The following unaudited pro forma condensed combined financial statements give effect to the exchange of all of the outstanding shares of REalloys for newly-issued shares of Blackboxstocks in the Merger, pursuant to the Merger Agreement between the companies, and were prepared in accordance with the regulations of the Securities and Exchange Commission (the “SEC”). REalloys was determined to be the accounting acquirer based upon the terms of the Merger and other factors including: (i) REalloys will nominate a majority of the board seats in the Combined Company and (ii) REalloys’ stockholders will have an ownership interest in the Combined Company’s common stock of approximately 92.7%.

In the unaudited pro forma condensed combined financial statements, the Merger will be recorded as a business combination using the acquisition method of accounting under accounting principles generally accepted in the United States (“U.S. GAAP”). The Merger will be accounted for as a reverse acquisition under the accounting guidance and REalloys, as the accounting acquirer, will record the assets acquired and liabilities assumed of Blackboxstocks in the Exchange at their fair values as of the acquisition date. Blackboxstocks and REalloys have determined a preliminary estimated purchase calculated as described in Note 2 to the unaudited pro forma condensed combined financial statements. The net tangible and intangible assets acquired and liabilities assumed in connection with the Merger are recorded at their estimated acquisition date fair values. A final determination of these estimated fair values will be based on the estimated net tangible and intangible assets and liabilities of Blackboxstocks that exist as of the date of completion of the Merger.

The unaudited pro forma condensed combined balance sheet as of December 31, 2024 gives effect to the Merger as if it took place on December 31, 2024 and combines the historical balance sheets of Blackboxstocks and REalloys as of such date. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 gives effect to the Merger as if it took place as of May 20, 2024, and combines the historical results of Blackboxstocks and REalloys.

Blackboxstocks Inc.

Unaudited Condensed Combined Pro Forma Balance Sheet

June 30, 2025

	Blackboxstocks	REalloys	Adjustments	Combined	Notes
Assets
Current assets:
Cash	$38,164	477,000	4,640,000	5,155,164	c,d
Accounts receivable, net	155	459,000		459,155
Inventory	3,464			3,464
Note receivable	1,100,000			1,100,000
Prepaid expenses and other current assets	56,906			56,906
Total current assets	1,198,689	936,000	4,640,000	6,774,689

Goodwill		2,511,000	22,216,026	24,727,026	a
Intangible assets		2,378,000		2,378,000
Mineral Properties		50,532,000		50,532,000
Property and equipment, net	2,810	270,000		272,810
Right of use lease	255,393	635,000		890,393
Investments	8,424,000			8,424,000

Total assets	$9,880,892	$57,262,000	$26,856,026	$93,998,918

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$1,949,045	1,894,000		3,843,045
Accrued liabilities	36,445	250,000		286,445
Unearned subscriptions	670,030			670,030
Lease liability right of use, current	69,763	65,000		134,763
Senior secured debenture, net of issuance costs	1,879,523		(1,879,523)	-	d
Other notes payable	164,891			164,891
Note payable, related party		2,044,000		2,044,000

SAFE liability, related party		1,320,000	(1,320,000)	-	e
SAFE liability		1,695,000	(1,695,000)	-	e
Deferred cash consideration from acquisition		10,407,000		10,407,000
Merchant cash advance	15,338			15,338
Advances payable, related party	25,000			25,000
Evtec advances payable	1,293,000			1,293,000
Total current liabilities	6,103,035	17,675,000	(4,894,523)	18,883,512

Long term liabilities:
Contingent consideration		28,052,000	(28,052,000)	-	f
Deferred tax liability		13,644,000		13,644,000
Warrant liability	-	29,000		29,000
Note payable	-	154,000		154,000
Lease liability right of use, long term	192,780	571,000		763,780
Total long term liabilities	192,780	42,450,000	(28,052,000)	14,590,780

Commitments and contingencies		60,125,000

Series C Convertible Preferred Stock, $0.001 par value, 10,000,000 shares authorized;			22,467,523	22,467,523	c,d
Series X Preferred Stock		428,000	(428,000)	-	c,d
Stockholders' equity

Preferred stock, $0.001 par value, 5,000,000 shares authorized;	-			-
Series A Convertible Preferred Stock, $0.001 par value, 5,000,000 shares authorized	3,270			3,270
Series B Convertible Preferred Stock, $0.001 par value, 10,000,000 shares authorized;	-			-

Common stock, $0.001 par value, 100,000,000 shares authorized	3,647	10,000	42,254	55,901	a,b
Additional paid in capital	28,632,680	5,654,000	38,134,252	72,420,932	a,b,e,f
Accumulated deficit	(25,054,520)	(8,955,000)	(413,480)	(34,423,000)	b,d,f
Total stockholders' equity	3,585,077	(3,291,000)	37,763,026	38,057,103

Total liabilities and stockholders' equity	$9,880,892	$57,262,000	$26,856,026	$93,998,918

The accompanying notes are an integral part of these financial statements.

Blackboxstocks Inc.

Unaudited Condensed Combined Pro Forma Statement of Operations

For the Year Ended December 31, 2024

	Blackboxstocks	REalloys	Adjustments	Combined	Notes
Revenue:	$2,566,946			2,566,946

Cost of revenues	1,437,283	-		1,437,283

Gross margin	1,129,663	-		1,129,663

Operating expenses:
Software development costs	417,944			417,944
Exploration costs		224,000		224,000
Selling, general and administrative	3,568,296	1,203,000	506,400	5,277,696	i
Advertising and marketing	436,456			436,456
Depreciation and amortization	16,031			16,031
Total operating expenses	4,438,727	1,427,000	506,400	6,372,127

Operating loss	(3,309,064)	(1,427,000)	(506,400)	(5,242,464)

Other (income) expense:
Interest expense	263	213,000	5,290,000	5,503,263	h
Financing costs	132,308		10,000,000	10,132,308	h
Change in fair value of contingent consideration		976,000	8,636,000	9,612,000	g
Deferred cash consideration late payment penalties		2,833,000		2,833,000
Loss on disposition of assets	29,940			29,940
Investment income	(348)			(348)
Total other (income) expense	162,163	4,022,000	23,926,000	28,110,163

Loss before income taxes	(3,471,227)	(5,449,000)	(24,369,100)	(33,352,627)

Income Taxes	-			-

Net loss	(3,471,227)	(5,449,000)	(24,369,100)	(33,352,627)

Weighted average number of common shares outstanding - basic and diluted	3,376,407		52,243,835	55,620,242

Net loss per share - basic and diluted	$(1.03)			$(0.59)

The accompanying notes are an integral part of these financial statements.

Blackboxstocks Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2025

	Blackboxstocks	REalloys	Adjustments	Combined	Notes
Revenue:	$1,105,861	510,000		1,615,861

Cost of revenues	694,562	220,000		914,562

Gross margin	411,299	290,000		701,299

Operating expenses:
Software development costs	208,892			208,892
Selling, general and administrative	2,088,791	4,867,000	226,317	7,182,108	j
Advertising and marketing	141,235			141,235
Depreciation and amortization	3,500	56,000		59,500
Total operating expenses	2,442,418	4,923,000	226,317	7,591,735

Operating income (loss)	(2,031,119)	(4,633,000)	(226,317)	(6,890,436)

Other (income) expense:
Interest expense	47,146	185,000		232,146
Financing costs	92,725			92,725
Change in fair value of contingent consideration		(1,312,000)	1,312,000	-	k
Amortization of debt issuance costs	84,958	-	(84,958)	-	k
Other income	(157,546)			(157,546)
Total other (income) expense	67,283	(1,127,000)	1,227,042	167,325

Loss before income taxes	(2,098,402)	(3,506,000)	(1,453,359)	(7,057,761)

Income Taxes	-			-

Net loss	(2,098,402)	(3,506,000)	(1,453,359)	(7,057,761)

Weighted average number of common shares outstanding - basic and diluted	3,591,819	78,938,889	52,384,680	55,761,087

Net loss per share - basic and diluted	$(0.58)			$(0.13)

The accompanying notes are an integral part of these financial statements.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Description of the Transaction, Basis of Presentation

Description of the Transaction

On March 10, 2025, Blackboxstocks Inc., a Nevada corporation (“Blackboxstocks”), RABLBX Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Blackboxstocks (“Merger Sub”), and REalloys Inc. (“REalloys”), a Nevada corporation, entered into an Agreement and Plan of Merger, which was amended by the First Amendment to Agreement and Plan of Merger dated July 1, 2025 and by the Second Amendment to Agreement and Plan of Merger (as may be further amended from time to time, the “Merger Agreement”), which provides for, among other things, the merger of REalloys with and into Merger Sub, with REalloys continuing as the surviving corporation (the “surviving corporation”) and a wholly owned subsidiary of Blackboxstocks (following the consummation of the Merger (as defined below), the “Combined Company”), on the terms and conditions set forth in the Merger Agreement (the “Merger”). In connection with the consummation of the Merger, the Combined Company is expected to be renamed REalloys Inc.

In connection with the Merger, each holder of outstanding shares of REalloys common stock (referred to herein as the “REalloys stockholders”) will be entitled to receive (i) the number of shares of Blackboxstocks common stock equal to the number of shares of REalloys common stock they hold multiplied by the Merger ratio, as calculated in accordance with the Merger Agreement (the “Merger Ratio”) or (ii) the number of shares of Series C Preferred Stock of Blackboxstocks, par value $0.001 per share, stated value $3,000 per share (the “Series C Preferred Stock”), equal to the number of shares of REalloys preferred stock (“REalloys Preferred Stock”) at a ratio of one share of REalloys Preferred Stock to one share of Series C Preferred Stock (collectively, the “Merger Consideration”), or (i) an aggregate of approximately 52,254,076 shares of Blackboxstocks common stock at closing and (ii) an aggregate of approximately 5,000 shares of Series C Preferred Stock at closing (which is subject to adjustment in the event the parties raise capital in excess of certain thresholds).

Immediately upon completion of the Merger and the transactions contemplated in the Merger Agreement (i) REalloys stockholders will own approximately 92.7% of the fully diluted equity of the Combined Company and (ii) current Blackboxstocks stockholders, holders of certain outstanding options and warrants to purchase shares of Blackboxstocks common stock will own approximately 7.3% of the fully diluted equity of the Combined Company.

Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X on a basis consistent with U.S. GAAP. The unaudited condensed combined pro forma financial position and results of operations of the Combined Company is based upon the separate historical data of Blackboxstocks and REalloys.

The accompanying unaudited pro forma condensed combined balance sheet as of June 30, 2025 is presented as if the Merger had been completed on June 30, 2025. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 and the six months ended June 30, 2025 give effect to the Merger as if it took place as of January 1, 2024, and were prepared using the historical results of Blackboxstocks and REalloys for the year ended December 31, 2024 and three months ended March 31, 2025, respectively.

The historical financial information of Blackboxstocks was derived from the audited financial statements of Blackboxstocks as of and for the year ended December 31, 2024 and the unaudited financial statements as of and for the six months ended June 30, 2025.

The historical financial information of REalloys was derived from the audited financial statements of REalloys as of and for the period from May 20, 2024(inception) to December 31, 2024 and the unaudited financial statements for the six months ended June 30, 2025.

The Merger Agreement provides for CVRs which enables Blackboxstocks stockholders of record to receive potential cash payments in connection with certain potential transactions involving the assets, rights and properties owned, used or usable by Blackbox.io. These pro forma condensed combined financial statements do not include any adjustments for any transaction that may occur in connection with the CVRs because it is not known if any transaction that would generate an adjustment will occur or in what amount.

The accompanying unaudited pro forma financial information does not include any adjustments that may occur as a result of the execution of the Option Agreement as the execution of such Option Agreement cannot be assumed.

On March 31, 2025, REalloys acquired PMTCM in a share exchange whereby REalloys acquired 100% of PMTCM for 14,000,000 shares of REalloys. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2025, reflects the impact of the transaction as PMTCM was included in the historical consolidated financial statements of REalloys as of June 30, 2025. No adjustments to the pro forma statements of operations for December 31, 2024 or June 30, 2025 have been made resulting from the PMTCM transaction.

Accounting Policies

During the preparation of the accompanying unaudited pro forma condensed combined financial information, management did not identify any material differences between Blackboxstocks’ accounting policies and the accounting policies of REalloys.

Note 2. Accounting for the Merger

Blackboxstocks prepares its financial statements in accordance with U.S. GAAP. The Merger will be accounted for as a reverse acquisition using the acquisition method of accounting, pursuant to ASC 805-10, Business Combinations, which provides guidance for the determination of the accounting acquirer for this transaction. In connection with the Merger, REalloys is the accounting acquirer and Blackboxstocks is the accounting acquiree. In identifying REalloys as the acquiring entity for accounting purposes, Blackboxstocks and REalloys took into account a number of factors as of the date of this joint proxy and consent solicitation statement/prospectus, including the relative voting rights and the intended corporate governance structure of the Combined Company as well as the relative size of the individual companies and the similarity of their business operations. REalloys is considered the accounting acquirer since its stockholders will control the board of directors of the Combined Company and its stockholders will have an ownership interest in the Combined Company’s common stock of approximately 92.7%. Additionally, Leonard Sternheim will own 45% of the issued and outstanding Series A Preferred Stock as a result of a private sale of such shares by Gust Kepler which will occur simultaneously with the closing of the Merger. As a result, Mr. Kepler’s retained Series A Preferred Stock will only carry approximately 47% of the total voting power of Blackboxstocks, which will not constitute voting control. The Combined Company will also have the right to redeem and cause Mr. Kepler to sell all of his Series A Preferred Stock to the Combined Company under the Option Agreement. If the Option Agreement is exercised, Mr. Sternheim will then own 100% of the remaining outstanding Series A Preferred Stock of the Combined Company, and the exercise would therefore likely vest voting control of the Combined Company with Mr. Sternheim. In addition to the voting and governance aspects of the transaction, Blackboxstocks considered the fact that they are in very different industries as an additional factor supporting REalloys as the accounting acquiror. Under the acquisition method of accounting, the assets and liabilities of Blackboxstocks, as the accounting acquiree, will be recorded at their respective fair value as of the date the Merger is completed.

Management has estimated the preliminary purchase price and not yet completed an external valuation analysis of the fair value of Blackboxstocks’ assets to be acquired and liabilities to be assumed. As a result, management has estimated the allocation of the preliminary purchase price to Blackboxstocks’ assets and liabilities. This preliminary purchase price allocation has been used to prepare the pro forma adjustments in the unaudited pro forma condensed combined balance sheet. The final purchase price allocation will be determined when the final purchase price has been determined, the final assets and liabilities and any asset sales are known, and detailed valuations and any other studies and calculations deemed necessary have been completed. The final purchase price and purchase price allocation could differ materially from the preliminary purchase price and purchase price allocation used to prepare the pro forma adjustments resulting from changes to assets and liabilities and to the ultimate purchase consideration, and operations during the intervening period to the Closing of the Merger, among other factors.

The preliminary purchase price, or the proportional value to be retained by the Blackboxstocks stockholders and the holders of its common stock equivalents, has been based on the last reported sale price of Blackboxstocks common stock on The Nasdaq Capital Market on August 19, 2025. This preliminary purchase price is based on the aggregate number of shares of Blackboxstocks common stock and common stock equivalents (excluding the Series A Preferred Stock and Series C Preferred Stock) expected to be outstanding, giving consideration to in-the-money share options and warrants using the treasury stock method and other adjustments as set forth in the Merger Agreement, at the Closing of the Merger as summarized below:

Blackboxstocks market price as of August 19, 2025	$6.27

Blackboxstocks estimated outstanding common shares at close	3,839,593

Adjustment for shares issued pursuant to an at-the-market offering	(150,000)
Adjustment for Series C Preferred Stock	366,000
Adjustment for convertible note	33,700
Adjustment for other common stock equivalents	59,415

Blackboxstocks adjusted outstanding common shares at close	4,115,008

Estimated Preliminary purchase price	$25,801,103

Note 3. Pro Forma Adjustments

The pro forma adjustments, based on preliminary estimates that may change significantly as additional information is obtained, are as follows:

Pro Forma Combined Condensed Balance Sheet

A.	This adjustment reflects the issuance of the common shares by Blackboxstocks to the REalloys common stockholders in so that the REalloys current common stockholders will own 92.7% of the combined company’s total common shares as adjusted for convertible securities as set forth in the Merger Agreement. Additional paid in capital is increased by the difference between the purchase price of $25,801,103 and the par value of the common shares issued. In accordance with ASC 805-10, goodwill of $22,216,026 has been recorded using the historical book value of Blackboxstocks. assets and liabilities as a preliminary estimate of their fair value.

B.	This adjustment eliminates the historical paid in capital and retained deficit of Blackboxstocks and the historical common stock par value of REalloys.

C.	This adjustment reflects the issuance of the remaining 4,000 shares of Series X Preferred Stock by REalloys for proceeds of $4,000,000 net of issuance costs of $280,000 as of June 30, 2025, pursuant to the terms of the Security Purchase Agreement between REalloys and Five Narrow Lane L.P executed on March 10, 2025, and their conversion to Series C Preferred Stock of Blackboxstocks. At Closing, all conditions for each closing of the Series X preferred shares will have been satisfied. The conversion of $5,000,000 of the Series X Preferred Stock to Series C Preferred Stock with a stated value of $3,000 per share will result in a financing expense of $10,000,000.

D.	This adjustment reflects the issuance of the remaining $1,250,000 of Additional Debentures net of issuance costs of $100,000 as all conditions for each closing will have been satisfied by the Closing. In addition, the Additional Debentures are assumed to be converted into Series C Preferred Stock with a face value of $7,590,000 (calculated as three times the face amount of $2,300,000 and the exit fee of $230,000. The $5,520,000 difference between the face amount of the Additional Debentures and the Series C Preferred Stock issued is expensed. Blackboxstocks has the right to repay the Additional Debentures at the Closing but unless Blackboxstocks raise additional capital, it will not have sufficient funds to do so and such a capital raise cannot be assumed.

E.	This adjustment reflects the conversion of the SAFE liability, related party and SAFE liability in the amounts of $1,320,000 and $1,695,000 respectively to REalloys common stock. The conversion of the SAFE liabilities has no impact on the number of shares of common stock issued to REalloys stockholders pursuant to the Merger Agreement.

F.	This adjustment reflects the conversion of the REalloys special warrants into $38,000,000 of REalloys common stock. The special warrants are recorded as contingent consideration on the REalloys balance sheet at a value of $28,052,000 at June 30, 2025. The difference between the $38,000,000 of common stock issued and $28,052,000 book value is reflected as an expense charged to retained deficit. The conversion of the special warrants has no impact on the number of shares of common stock issued to REalloys stockholders pursuant to the Merger Agreement.

Proforma Condensed Combined Statement of Operations for the Year Ended December 31, 2024

G.	This adjustment reflects the conversion of the REalloys special warrants into $38,000,000 of REalloys common stock. The special warrants are recorded as contingent consideration on the REalloys balance sheet at a value of $29,364,000 at December 31, 2024. The difference between the $38,000,000 of common stock issued and $29,364,000 book value of $8,636,000 is recorded as a change in the fair value of contingent consideration.

H.	This adjustment reflects the additional expense of the Blackboxstocks merger financing assuming the entire $ 2,300,000 of Additional Debentures is funded on January 1, 2024. The adjustment also assumes the conversion of the Additional Debentures into Series C Preferred Stock as Blackboxstocks would not have the ability to repay the Additional Debentures. The $2,300,000 of Additional Debentures plus and exit fee of $230,000 will be converted into Series C Preferred Stock with a stated value of $7,590,000 resulting in interest expense of $5,290,000. The REalloys merger financing totalling $5,000,000 is also assumed to have occurred on January 1, 2024 and converted into Series C Preferred Stock with a stated value of $15,000,000 resulting in financing expense of $10,000,000.

I	This adjustment reflects the impact of additional expense resulting from the Merger including the executive and director compensation as required by the Merger Agreement. The combined company may incur significant expenses in addition to these.

2 Executive contracts for an additional 6.33 months	$379,800
4 Additional directors at $5,000 per month each for 6.33 months	126,600
Total	$506,400

Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2025

J.	This adjustment reflects the impact of additional expense resulting from the merger including compensation of four additional directors in the amount of $120,000 as required by the Merger Agreement. This also includes $106,307 of equity compensation expense that would be accelerated as a result of the merger for equity awards granted during 2025. The combined company may incur significant expenses in addition to these.

K.	These adjustments remove expenses recorded during the three months ended June 30, 2025 that would not be incurred assuming the Merger closed on January 1, 2024. The adjustments include removing the REalloys expense of change in the fair value of contingent consideration of $1,312,000 and the amortization of debt issuance costs by Blackboxstocks of $84,958.

Management Of The Combined Company

Executive Officers and Directors of the Combined Company Following the Merger

Pursuant to the Merger Agreement, immediately after the effective time of the Merger, the Combined Company’s board of directors will be fixed at seven members, six of whom will be directors designated by the REalloys Board of Directors and is expected to include David Argyle, Leonard Sternheim, Dovid Glenn, Brad Wall, David MacNaughton and Joseph Sawyer. The one remaining director will be designated by Blackboxstocks, who will be Robert Winspear. Designees to the Combined Company’s board of directors are expected to satisfy the requisite independence requirements for the Combined Company board of directors, as well as the sophistication and independence requirements for committee members pursuant to Nasdaq listing requirements.

Following the Merger, the management team of the Combined Company is expected to be led by David Argyle as Chief Executive Officer, Leonard Sternheim as President and Robert Winspear as Chief Financial Officer. In connection with the consummation of the Merger and in order to accommodate the appointment of such directors and officers of the Combined Company, each of the directors and officers of Blackboxstocks who are not to continue as directors and officers of the Combined Company will tender resignations with respect to their positions, with such resignations to become effective at or immediately prior to the effective time of the Merger.

The following table lists the names and positions of the individuals who are expected to serve as executive officers and directors of the Combined Company upon the completion of the Merger:

Name	Age	Position(s)
Executive Officers
David Argyle	63	Chief Executive Officer
Leonard Sternheim	48	President
Robert Winspear	60	Chief Financial Officer
Directors
David Argyle(1)	63	Director
Leonard Sternheim(1)	47	Director
Joe Sawyer(1)	65	Director
Dovid Glenn(1)	72	Director
Robert Winspear(2)	60	Director
Brad Wall(1)	50	Director
David MacNaughton(1)	76	Director

(1)	REalloys designee.
(2)	Blackboxstocks designee.

Leonard Sternheim, President and Director

Leonard Sternheim, age 48, is an experienced exploration and mining entrepreneur with a background in operational management and corporate finance. Over his career, he has founded, advised, and managed various public and private companies, primarily in oil and gas, mineral exploration, and development across North and South America. In 2024, Mr. Sternheim founded REalloys Inc., an integrated company focused on the development and production of rare earth elements. Prior to founding REalloys Inc., Mr. Sternheim founded Quartz Lake Mining, Inc. a Nevada gold mining company, and served as Chief Executive Officer and Director from March 2021 to December 2024.

David Argyle, Chief Executive Officer and Director

David Argyle, age 63, has over 30 years of senior management and operational experience leading critical materials and mining projects in Australia, Brazil, Africa, China, & North America. In 2024, Mr. Argyle joined REalloys Inc. as Chief Executive Officer and Director. In addition, Mr. Argyle is a director of Everest Metals Corporation Limited since 2023. From March 2022 to present, Mr. Argyle is the Co-Founder, Partner & Principal at Arlington Innovation Partners LLC, a Washington D.C. headquartered advisory firm focused solely on securing critical materials supply chains for U.S. Protected Markets, including National Defense Stockpiles, DIB, NIB, Robotics, Electric Aviation, and Critical Infrastructure Industries. Prior to Arlington Innovation Partners LLC, Mr. Argyle served as Chief Executive Officer of Brazil Potash Corp. from 2009 to 2019. Mr. Argyle earned a Bachelor of Commerce from the University of Western Australia and an MBA from the University of Michigan.

Robert Winspear, Chief Financial Officer and Director

Robert Winspear, age 60, has over 30 years of experience as an executive officer and director of both private and public companies. Since September of 2021, Mr. Winspear has served as a director and Chief Financial Officer of Blackboxstocks. Prior to joining Blackboxstocks, Mr. Winspear had been the President of Winspear Investments LLC, a Dallas based private investment firm specializing in lower middle market transactions, since 2002. Winspear Investments has made investments in a wide range of industries including banking, real estate, distribution, supply chain management, mega yacht marinas and hedge funds. Mr. Winspear was Vice President, Secretary and Chief Financial Officer of Excel Corporation, a credit card processing company (formerly EXCC:OTC) from May of 2014 to June of 2017. Mr. Winspear is on the board of directors of Alpha Financial Technologies/EAM Corporation, located in Dallas, Texas and VII Peaks Co-Optivist Income BDC II, Inc. an investment management company located in Orinda, California. Mr. Winspear earned a BBA and a MPA from the University of Texas at Austin.

Joseph Sawyer, Director

Joseph A. Sawyer, age 65, has over 40 years of experience in mining, including exploration, development, engineering, construction, and mining operations in both surface and underground projects involving gold, silver and coper operations in the southwestern U.S. and Ontario Canada. Since October 2022, Mr. Sawyer has served as the President of Nevada Operations of Quartz Lake Mining Inc., a gold and metals exploration company. In addition, Mr. Sawyer has also served as the President Nevada Subsidiaries of Lincoln Gold Mining Inc. (CVE: LMG), a precious metals exploration and development company since October 2020. Previously, from August 2015 to October 2020, Mr. Sawyer served as a mine regulator and the Bureau Chief for the State of Nevada Bureau of Mining Regulation and Reclamation overseeing water Pollution Control permitting, and mining reclamation.

Mr. Sawyer received a Bachelor of Science in Mining Engineering from the New Mexico Institute of Mining and Technology and became a Nevada Professional Mining Engineer in December 2004.

Dovid Glenn, Director.

Dovid Glenn, age 44, is a licensed nursing home administrator in New Jersey, Pennsylvania and Vermont, and has significant expertise in the healthcare and social assistance industry. Mr. Glenn focuses on reviving underperforming facilities from both the compliance and census perspective. Since March 2023, Mr. Glenn has served as the owner and operator of a nursing home. From November 2021 to January 2023, Mr. Glenn served as a nursing home consultant. From August 2022 to December 2022, he also served as an interim administrator for Silver Stream Rehabilitation Center. Mr. Glenn served as the regional director of operations of Plainview Healthcare from July 2021 to November 2021. Prior to Plainview Healthcare, Mr. Glenn served as the administer of Homestead Rehabilitation & Healthcare Center from March 2020 to July 2021. From August 2018 to February 2020, Mr. Glenn was also the administrator of Catholic Health Group / St. Francis Center – St. John Neumann Center.

Brad Wall, Director

Brad Wall, age 50, was the 14th Premier of Saskatchewan. Mr. Wall has political experience spanning over an 18-year period. During his 10-year tenure as Premier of Saskatchewan, Mr. Wall led the province to unprecedented economic expansion, strong population and export growth, record infrastructure investment and the first ever and continuing AAA credit for the province's finances. Mr. Wall worked successfully with the previous federal government to achieve nuclear cooperation agreements between Canada and both India and China opening those civilian nuclear energy markets to Canadian uranium. He is an advocate for sustainable, inclusive economic development and provides strategic insight to the mining sector. Mr. Wall currently serves on the Boards of NexGen Energy Ltd., Maxim Power Corp., Whitecap Resources Inc., and Helium Evolution, and is a partner in a yearling cattle ranch operation.

Mr. Wall attended the University of Saskatchewan, graduating with an honours degree in Public Administration and an advanced certificate in Political Studies.

David MacNaughton, Director

David MacNaughton, age 76, is an accomplished business leader and diplomat with extensive experience in government, corporate governance, and strategic advisory. He currently serves as President of Palantir Technologies Canada and serves on the board of TC Energy Corporation. Previously, Mr. MacNaughton has held various positions with both the federal and provincial levels of government, including serving as Canada’s Ambassador to the United States from March 2016 to August 2019. He also served as Principal Secretary to the Premier of Ontario from 2003 to 2005. Previously, he was the Chairman of StrategyCorp (public affairs consulting) from June 2005 to March 2016. He was also the Chairman of Aereus Technologies Inc. (manufacturing) from 2014 to 2016. He has served on the boards of the North York General Hospital, the Stratford Festival, the National Ski Academy, TV Ontario, the Toronto French School and the Toronto International Film Festival.

Mr. MacNaughton holds a Bachelor of Arts Degree from the University of New Brunswick.

Family Relationships

There are no family relationships among the directors and executive officers of REalloys and Blackboxstocks.

Independence of the Board of Directors

The Blackboxstocks Board of Directors undertook a review of the independence of the proposed directors of the Combined Company and considered whether any director has a material relationship with the Combined Company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, the Blackboxstocks Board of Directors has determined that all of the proposed directors are “independent” as that term is defined under the rules of Nasdaq Listing Rule 5605, except for David Argyle and Leonard Sternheim and Robert Winspear, each of whom are expected to be executive officers of the Combined Company.

In making these determinations, the Blackboxstocks Board of Directors considered the current and prior relationships that each proposed non-employee director has with the Combined Company and all other facts and circumstances the Blackboxstocks Board of Directors deemed relevant in determining their independence, including the beneficial ownership of capital stock by each non-employee director, among other items.

Board Oversight of Risk

Upon the consummation of the Merger, one of the key functions of the Combined Company’s board of directors will be informed oversight of its risk management process. The board of directors does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the board of directors as a whole, as well as through various standing committees of the board of directors that address risks inherent in their respective areas of oversight. In particular, the Combined Company’s board of directors will be responsible for monitoring and assessing strategic risk exposure and the Combined Company’s audit committee will have the responsibility to consider and discuss the Combined Company’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The Combined Company’s compensation committee will also assess and monitor whether the Combined Company’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Presently, the Blackboxstocks Board of Directors has the following standing committees: audit committee, compensation committee and a nominating and governance committee. Effective upon the consummation of the Merger, the Combined Company will (i) continue to have the three aforementioned committees and (ii) will adopt written charters (or amended written charters, as applicable and as necessary) for each of these committees, which will comply with the applicable requirements Nasdaq. Copies of the charters for each committee will be available on the investor relations portion of Combined Company’s website. The composition and function of each committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations.

Audit Committee

Blackboxstocks currently has an audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Following the Merger, the audit committee (the “Audit Committee”) of the Combined Company’s responsibilities shall include, among other things:

●	selecting and retaining an independent registered public accounting firm to act as our independent auditors;

●	setting the compensation for the Combined Company’s independent auditors;

●	overseeing the work done by the Combined Company’s independent auditors and terminating the Combined Company’s independent auditors, if necessary;

●	periodically evaluating the qualifications, performance and independence of the Combined Company’s independent auditors;

●	pre-approving all auditing and permitted non-audit services to be provided by the Combined Company’s independent auditors;

●	reviewing with management and the Combined Company’s independent auditors its annual audited financial statements and quarterly reports prior to filing such reports with the SEC, including the results of the independent auditors’ review of our quarterly financial statements;

●	reviewing with management and our independent auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements; and

●	preparing the Audit Committee report that is required to be included in the Combined Company’s annual proxy statement pursuant to the rules of the SEC.

Under the applicable rules and regulations of the Nasdaq Capital Market, each member of the Audit Committee must be considered independent in accordance with Nasdaq Rule 5605(c)(2)(A)(i) and (ii) and Rule 10A-3(b)(1) under the Exchange Act. Following the Merger, the Audit Committee is expected to be comprised three “independent” members (as such term is defined under applicable Nasdaq and SEC rules) and have at least one financial expert (as defined by 407 (d)(5)(ii) of Regulation S-K). Blackboxstocks has adopted an Audit Committee charter which can be found on its investor website at www.blackboxstocks.com.

Compensation Committee

Blackboxstocks’ compensation committee was formed on September 11, 2021, in order for Blackboxstocks to meet its corporate governance requirements for listing on Nasdaq. Following the Merger, the compensation committee of the Combined Company (the “Compensation Committee”) is expected to be comprised of three independent directors (as such term is defined in Nasdaq Listing Rule 5605(a)(2).

Following the Merger, the Compensation Committee of the Combined Company shall be empowered to, among others:

●	advise management and make recommendations to the Board with respect to the compensation and other employment benefits of executive officers, key employees and directors of the Combined Company;

●	administer the Combined Company’s stock incentive plan for officers, directors, employees and consultants; and

●	determine from time to time the individuals to whom options shall be granted, the number of shares to be covered by each option and the time or times at which options shall be granted pursuant to the Combined Company’s stock incentive plans.

Blackboxstocks has adopted a Compensation Committee charter which can be found on its investor website at www.blackboxstocks.com.

In addition, under its charter, the Compensation Committee shall have the authority to obtain, at the expense of the Combined Company, advice and assistance from compensation consultants and internal and external legal, accounting or other advisors and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. The Compensation Committee shall have direct responsibility for the oversight of the work of any consultants or advisers engaged for the purpose of advising the Compensation Committee. In particular, the Compensation Committee shall have the sole authority to retain, in its sole discretion, compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms. Under the charter, the Compensation Committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the Compensation Committee, other than in-house legal counsel and certain other types of advisers, only after taking into consideration six factors, prescribed by the SEC and Nasdaq, that bear upon the adviser’s independence; however, there is no requirement that any adviser be independent.

Nominating and Governance Committee

Blackboxstocks’ nominating and governance committee was formed on September 11, 2021, in order for Blackboxstocks to meet its corporate governance requirements for listing on Nasdaq. Blackboxstocks has adopted a Nominating and Governance Committee charter which can be found on its investor website at www.blackboxstocks.com. Following the Merger, the nominating and governance committee of the Combined Company (the “Nominating and Governance Committee”) is expected to be comprised of three independent directors (as such term is defined in Nasdaq Listing Rule 5605(a)(2).

Following the Merger, the Nominating and Governance Committee of the Combined Company will be responsible for, among other things:

●	assisting the Combined Company’s board of directors by identifying qualified candidates for director, and recommending to the board of directors the director nominees for the next annual meeting of stockholders;

●	leading the Combined Company’s board of directors in its annual review of the Combined Company’s board of directors’ performance;

●	recommending to the Combined Company’s board of directors director nominees for each of the Combined Company’s board of directors committee; and

●	developing and making recommendations to the Combined Company’s board of directors regarding corporate governance guidelines and matters.

Director Nominations Process

Each year the board of directors will be expected to nominate a slate of directors for election by stockholders at the annual meeting of stockholders based on the recommendations of the nominating and corporate governance committee. In identifying prospective director candidates, the nominating and corporate governance committee may seek referrals from other members of the board of directors, management, stockholders and other sources, including third-party recommendations.

Code of Ethics

The Combined Company will adopt an amended written code of business conduct and ethics (the “Code of Ethics”), which covers areas such as conflicts of interest, insider trading and compliance with laws and regulations. The complete text of the Code of Ethics will be available on the investor relations portion of the Combined Company’s website upon consummation of the Merger. In addition, the Combined Company intends to post on its website all disclosures that are required by law or the Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics.

Insider Trading Policy

The Combined Company’s board of directors will adopt an insider trading policy (the “Insider Trading Policy”), which will prohibit, among other things, its directors, officers, and employees from engaging in any hedging or monetization transactions with respect to the Combined Company’s securities. In addition, the Combined Company’s Insider Trading Policy will prohibit its directors, officers, and employees from engaging in certain short-term or speculative transactions in the Combined Company’s securities, such as short-term trading, short sales, and publicly traded options, which could create heightened legal risk and/or the appearance of improper or inappropriate conduct by the Combined Company’s directors, officers, and employees.

Compensation Committee Interlocks and Insider Participation

In connection with the consummation of the Merger, the Combined Company’s board of directors is expected to select members of the Compensation Committee. Each member of the Compensation Committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed Combined Company’s executive officers serves as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers who is proposed to serve on the Combined Company’s board of directors or Compensation Committee following the completion of the Merger.

BLACKBOXSTOCKS EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

The following table sets forth all compensation for the last two fiscal years awarded to, earned by or paid to our principal executive officer and our two other most highly compensated executive officers serving during the last completed fiscal year (collectively, the “Named Executives”):

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards	Total
Gust Kepler, Director, President and Chief	2024	$200,000	$19,494	-	$219,494
Executive Officer (Principal Executive Officer)	2023	$200,000	$14,058	-	$214,058
Robert Winspear, Director, Chief Financial	2024	$200,000	-	-	$200,000
Officer and Secretary (Principal Financial Officer)	2023	$200,000	-	-	200,000
Charles Smith, Chief Technology Officer	2024	$180,000	-	-	$180,000
	2023	$180,000	-	-	$180,000

(1)	Reflects cash bonus payment.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding stock options and other equity awards held by each of our Named Executives as of December 31, 2024:

		Equity Awards
		Number of Securities Underlying Unexercised awards		Exercise	Expiration
Name	Date	Exercisable	Unexercisable	Price	Date
Gust Kepler		0	0
Robert Winspear (1)	9-11-2021	25,000		$7.80	9-11-2031
Charles Smith (2)	11-29-2021	12,500		$13.68	11-29-2031

Narrative Disclosure to Summary Compensation and Outstanding Equity Awards at Fiscal Year End Tables

Gust Kepler, a director and our President and Chief Executive Officer is paid an annual salary of $200,000. Mr. Kepler was paid a discretionary cash bonus of $19,494 and $14,058 in 2024 and 2023, respectively.

Robert Winspear, a director and our Chief Financial Officer and Secretary was appointed to serve as Chief Financial Officer and Secretary on September 11, 2021. Mr. Winspear’s salary is $200,000 per year. Mr. Winspear was also granted a warrant to purchase 25,000 shares of Common Stock at a price of $7.80 per share. The warrant is vested and is exercisable for ten years.

Charles Smith was appointed to serve as our Chief Technology Officer on November 29, 2021. Mr. Smith’s salary is $180,000 per year. Mr. Smith was granted an option to purchase 12,500 shares of Common Stock at a price of $13.68 per share. The option is vested and is exercisable for ten years.

Employment Agreements

On May 9, 2024, Blackboxstocks entered into an executive employment agreement with Robert Winspear pursuant to which he agreed to serve as the Chief Financial Officer and Secretary of Blackboxstocks effective upon closing of the proposed share exchange with Evtec. On January 13, 2025, Blackboxstocks and Evtec entered into a termination agreement pursuant to which the parties mutually agreed to terminate the proposed share exchange and as a result, Mr. Winspear’s executive employment agreement has not and will not become effective. Blackboxstocks has not entered into any other employment agreement or consulting agreement with any Named Executive or director of Blackboxstocks providing for compensation and all serve at the discretion of our Board.

Compensation of Directors

Our non-employee directors are currently paid an annual cash retainer of, or equity incentives valued at, $30,000 per year and receive an option grant of 5,000 shares of our common stock. Officers do not receive additional compensation for serving as directors.

The following table sets forth certain information with respect to the compensation paid to our non-employee directors, excluding reasonable travel expenses, for the year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Keller Reid (1)	0	30,000	0	0	0	30,000
Ray Balestri (1)	30,000		0	0	0	30,000
Dalya Sulaiman (1)	30,000	0	0	0	0	30,000

(1)	Non-employee directors receive an annual retainer of $30,000 payable in cash or stock. Mr. Balestri and Ms. Sulaiman were paid in cash for their service through December of 2024, and Mr. Reid received a grant of 11,585 shares of Blackboxstocks common stock in lieu of cash.

Outstanding Equity Awards at Fiscal Year-End

There are no outstanding equity awards held by our non-employee directors as of December 31, 2024.

Equity Award Timing Policies

We do not have a formal policy or obligation that requires us to award equity-based compensation on specific dates. Our Compensation Committee and Board have adopted a policy with respect to the grant of stock options and other equity incentive awards that generally prohibits the grant of stock options or other equity awards to executive officers during closed quarterly trading windows (as determined in accordance with our Insider Trading Policy). Our Insider Trading Policy also prohibits directors, officers and employees from trading in our common stock while in possession of or on the basis of material non-public information about us. Neither our Board nor our Compensation Committee takes material non-public information into account when determining the timing of equity awards, nor do we time the disclosure of material non-public information for the purpose of impacting the value of executive compensation. We generally issue equity awards to our executive officers on a limited and infrequent basis, and not in accordance with any fixed schedule.

During the last fiscal year, there were no equity awards to any named executive officers within four business days preceding the filing of any report of Forms 10-K, 10-Q, or 8-K that discloses material nonpublic information.

Registrant’s Action to Recover Erroneously Awarded Compensation

We had no accounting restatements requiring the recovery of erroneously awarded compensation as of December 31, 2024.

REALLOYS EXECUTIVE OFFICER COMPENSATION

The following is a discussion of the material components of the executive compensation arrangements of REalloys’ named executive officers who are expected to serve as executive officers or directors of the Combined Company, comprised of (i) David Argyle and (ii) Leonard Sternheim. Following the consummation of the Merger, David Argyle is expected to serve as Chief Executive Officer and Leonard Sternheim is expected to serve as President of the Combined Company.

Summary Compensation Table

The following table sets forth total compensation paid to David Argyle and Leonard Sternheim from REalloys’ inception in May 2024 to December 31, 2024. All amounts in the table below are rounded to the nearest whole dollar.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Grants ($)	All other compensation ($)	Total ($)
David Argyle	2024	$0	$0	$0	$240,000	$240,000
Chief Executive Officer

Leonard Sternheim	2024	$0	$0	$0	$240,000	$240,000
President

Narrative Disclosure to Summary Compensation Table

Employment Contracts, Termination of Employment, and Change-in-Control Arrangements

Consulting Agreement with Arlington Innovation Partners LLC.

REalloys entered into a consulting agreement (the “Arlington Consulting Agreement”) dated December 4, 2024, and as amended on July 27, 2025, with Arlington Innovation Partners LLC (“Arlington”), through David Argyle, pursuant to which David Argyle agreed to serve as Chief Executive Officer of REalloys. Pursuant to the amended Arlington Consulting Agreement, Arlington is entitled to monthly fees of $30,000 per month (“Base Fees”) as well as a $210,000 signing bonus, with all such fees to accrue but shall only be paid upon the completion by REalloys of a financing of no less than $20,000,000. Other than in the context of a Change in Control (as defined below), REalloys may terminate the Arlington Consulting Agreement without cause at any time by making a payment to Arlington that is equivalent to twelve (12) month Base Fees, in the form of a lump sum payment including an amount equal to all cash bonuses paid, within thirty (30) days of the termination date. Arlington may terminate the Arlington Consulting Agreement on thirty (30) days’ notice to REalloys. In the event that there is a Change in Control of REalloys, either Arlington or REalloys shall have one year from the date of such Change in Control to elect to have the Arlington Consulting Agreement terminated. In the event that such an election is made, REalloys shall, within 30 days of such election, make a lump sum termination payment to Arlington that is equivalent to twenty-four (24) months Base Fees plus an amount that is equivalent to all cash bonuses paid to Arlington in the twenty-four (24) months prior to the Change in Control as well as all accrued bonuses.

Consulting Agreement with QLM Nevada LLC

REalloys entered into a consulting agreement (the “QLM Consulting Agreement”), dated December 4, 2024, with QLM Nevada LLC (“QLM”), through Leonard Sternheim, pursuant to which Leonard Sternheim agreed to serve as President of REalloys. Under the QLM Consulting Agreement, QLM is entitled to monthly fees of $30,000 per month (“Base Fees”) as well as a $210,000 signing bonus. Other than in context of a Change in Control (as defined below), REalloys may terminate the QLM Consulting Agreement without cause at any time by making a payment to QLM that is equivalent to twelve (12) month Base Fees, in the form of a lump sum payment including an amount equal to all cash bonuses paid, within thirty (30) days of the termination date. QLM may terminate the QLM Consulting Agreement on thirty (30) days’ notice to REalloys. In the event that there is a Change in Control of REalloys, either QLM or REalloys shall have one year from the date of such Change in Control to elect to have the QLM Consulting Agreement terminated. In the event that such an election is made, REalloys shall, within 30 days of such election, make a lump sum termination payment to QLM that is equivalent to twenty-four (24) months Base Fees plus an amount that is equivalent to all cash bonuses paid to QLM in the twenty-four (24) months prior to the Change in Control as well as all accrued bonuses.

“Change in Control” as defined in both the Arlington Consulting Agreement and the QLM Consulting Agreement shall be defined as: (a) The acquisition by any person or entity of beneficial ownership of more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of REalloys entitled to vote generally in the election of directors (the “Outstanding REalloys Voting Securities”) (the foregoing beneficial ownership hereinafter being referred to as a “Controlling Interest”); provided, however, that, for purposes of these purposes, the following acquisitions shall not constitute or result in a Change in Control: (i) any acquisition directly from REalloys; (ii) any acquisition by REalloys; (iii) any acquisition by any person that as of the date of the consulting agreement owns beneficial ownership of a Controlling Interest in REalloys; (iv) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by REalloys or any related entity; or (v) any acquisition by any entity pursuant to a transaction which complies with the clauses of subsection (c) below; or (b) during any period of two (2) consecutive years (not including any period prior to the date of the consulting Agreement) individuals who constitute the Board on the date of this Agreement (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date of this Agreement whose election, or nomination for election by REalloys’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or (c) consummation of (A) a reorganization, merger, amalgamation, arrangement, statutory share exchange or consolidation or similar transaction involving (i) REalloys or (ii) any one or more Subsidiaries whose combined revenues for the prior fiscal year represented more than 50% of the consolidated revenues of REalloys and its Subsidiaries for the prior fiscal year (the “Major Subsidiaries”), or (B) a sale or other disposition of all or substantially all of the assets of REalloys and/or the Major Subsidiaries, or the acquisition of assets or equity of another entity by REalloys or any of its Subsidiaries (each of the events referred to in clauses (A) and (B) sometimes hereinafter being referred to a “Business Combination”), unless, following such Business Combination, (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding REalloys Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of members of the board of directors (or comparable governing body of an entity that does not have such a board), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns REalloys or all or substantially all of REalloys’ assets either directly or through one or more subsidiaries) (the “Continuing Entity”) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding REalloys Voting Securities (excluding any outstanding voting securities of the Continuing Entity that such beneficial owners hold immediately following the consummation of the Business Combination as a result of their ownership, prior to such consummation, of voting securities of any company or other entity involved in or forming part of such Business Combination other than REalloys), (2) no person (excluding any employee benefit plan (or related trust) of REalloys or any Continuing Entity or any entity controlled by the Continuing Entity or any person that as of the Effective Date has beneficial ownership of a Controlling Interest) beneficially owns, directly or indirectly, fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Continuing Entity except to the extent that such ownership existed prior to the Business Combination, and (3) at least a majority of the members of the Board of Directors or other governing body of the Continuing Entity were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or (d) approval by the stockholder of REalloys of a complete liquidation or dissolution of REalloys.

For the purposes of the consulting agreements, a “Change in Control” shall not be triggered as a result of any transaction consummated between REalloys and Blackboxstocks.

Equity Compensation

Pursuant to the consulting agreement dated December 4, 2024, with Arlington and REalloys, Arlington was entitled and purchased 18,000,000 shares of REalloys common stock at $0.0001 per share for a total of $1,800.

Other Elements of Compensation

Other than as described above, there were no other elements of compensation for REalloys’ named executive officers for the period from May 20, 2024 (inception) to December 31, 2024.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning the outstanding equity awards that have been previously awarded to each of REalloys named executive officers and which remain outstanding as of December 31, 2024. REalloys does not have any equity incentive plans other than the REalloys Plan (as defined herein). As of the date hereof, there have been no issuances under the REalloys Plan, and there are no share-based award plans for any of REalloys’ named executive officers or directors.

Named Executive Officer	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price	Option expiration date
David Argyle	0	0	0	0	N/A
Leonard Sternheim	0	0	0	0	N/A

REalloys Omnibus Incentive Plan

The following description of the REalloys Omnibus Incentive Plan (the “REalloys Plan”) is a summary only and is qualified in its entirety by reference to the complete text of the REalloys Plan. All capitalized terms used in this Section, unless otherwise indicated, are as defined in the REalloys Plan.

Administration. A committee of the REalloys Board of Directors is responsible for the administration of the REalloys Plan (subject to the limitations imposed by Section 3(b) of the REalloys Plan unless the REalloys Board of Directors elects to administer or to exercise any power or authority granted to the Committee under the REalloys Plan, in which case the REalloys Plan shall be administered by only those members of the REalloys Board of Directors who are Independent members of the REalloys Board of Directors, and references herein to the “Committee” shall be deemed to include references to the Independent members of the REalloys Board of Directors. The Committee shall have full and final authority, subject to and consistent with the provisions of the REalloys Plan, to select Eligible Persons to become Participants, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of this Plan, construe and interpret this Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein, and to make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of this Plan. In exercising any discretion granted to the Committee under this Plan or pursuant to any Award, the Committee shall not be required to follow past practices, act in a manner consistent with past practices, or treat any Eligible Person or Participant in a manner consistent with the treatment of any other Eligible Persons or Participants. Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Related Entity or any Participant or Beneficiary, or any transferee under Section 9(b) of the REalloys Plan or any other person claiming rights from or through any of the foregoing persons or entities.

Stock Available for Stock Awards. Subject to adjustment as provided in Section 9(c) of the REalloys Plan, the total number of shares of REalloys common stock reserved and available for delivery under the REalloys Plan as of any date (the “Reserved and Available Shares”) shall be equal to fifteen percent (15%) of the total number of issued and outstanding shares of REalloys common stock as of such date, less the number of shares of REalloys common stock with respect to which Awards have previously been granted under the REalloys Plan (the “Currently Outstanding Awards”). Any Shares delivered under the REalloys Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

Types of Stock Awards. The REalloys Plan includes the aware of any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Deferred Share Unit Award, Share granted as a bonus or in lieu of another Award, Dividend Equivalent, Other Stock-Based Award or Performance Award, together with any other right or interest relating to shares of REalloys common stock or other property (including cash), granted to a Participant under this Plan.

Adjustments to Awards. In the event that any extraordinary dividend or other distribution (whether in the form of cash, shares of REalloys common stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the shares of REalloys common stock and/or such other securities of REalloys or any other issuer, then the Committee shall, in such manner as it may deem appropriate and equitable, substitute, exchange or adjust any or all of (A) the number and kind of shares of REalloys common stock which may be delivered in connection with Awards granted thereafter, (B) the number and kind of shares of REalloys common stock by which annual per-person Award limitations are measured under Section 4 of the REalloys Plan, (C) the number and kind of shares of REalloys common stock subject to or deliverable in respect of outstanding Awards, (D) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award, and (E) any other aspect of any Award that the Committee determines to be appropriate in order to prevent the reduction or enlargement of benefits under any Award.

Transferability. No Award or other right or interest granted under the REalloys Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party, or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights (other than Incentive Stock Options and Stock Appreciation Rights in tandem therewith) may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award Agreement (subject to any terms and conditions which the Committee may impose thereon), are by gift or pursuant to a domestic relations order, and are to a “Permitted Assignee” that is a permissible transferee under the applicable rules of the Securities and Exchange Commission for registration of securities on a Form S-8 registration statement. For this purpose, a Permitted Assignee shall mean (i) the Participant’s spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (ii) a trust for the benefit of one or more of the Participant or the persons referred to in clause (i), (iii) a partnership, limited liability company or corporation in which the Participant or the persons referred to in clauses (i) and (ii) are the only partners, members or stockholders, (iv) a foundation in which any person or entity designated in clauses (i), (ii) or (iii) above control the management of assets, or (v) a “permitted assign”, as defined in National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators. For this purpose, “permitted assign” means, for a person that is an employee, executive officer, director or consultant of an issuer or of a related entity of the issuer: (t) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the person; (u) a holding entity of the person; (v) a RRSP, RRIF, or TFSA of the person; (w) a spouse of the person; (x) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the person; (y) a holding entity of the spouse of the person; or (z) a RRSP, RRIF, or TFSA of the spouse of the person. A Beneficiary, transferee, or other person claiming any rights under this Plan from or through any Participant shall be subject to all terms and conditions of the REalloys Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

REalloys Director Compensation

The following table sets forth summary information concerning the total compensation earned since inception to December 31, 2024, by each non-employee of REalloys who is expected to serve as a director of the Combined Company. All compensation paid to David Argyle and Leonard Sternheim is reported above under the heading “REalloys Executive Compensation — Summary Compensation Table.”

Name	Year	Salary	Bonus	Stock Awards	Option awards(1)	All other compensation	Total
Dovid Glenn	2024	0	0	0	0	0	0
Joseph Sawyer	2024	0	0	0	0	0	0
Brad Wall(1)	2024	0	0	0	0	0	0
David MacNaughton(2)	2024	0	0	0	0	0	0

(1)	Mr. Wall has served as a director of REalloys since August 2025 and received no compensation in the reported period in his capacity as a director.

(2)	Mr. MacNaughton has served as a director of REalloys since July 2025 and received no compensation in the reported period in his capacity as a director.

Narrative Disclosure to Director Compensation Table

During the periods covered by the table above, REalloys directors received no monetary or option award compensation during such periods.

Principal Stockholders Of Blackboxstocks And The Combined Company

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/consent solicitation statement does not give effect to the proposed Reverse Stock Split described in The Reverse Stock Split Proposal, beginning on page 111 in this joint proxy and consent solicitation statement/prospectus.

The following table sets forth information regarding the beneficial ownership of Blackboxstocks’ voting securities as of August 20, 2025 by (i) each person known to Blackboxstocks to beneficially own five percent (5%) or more of any class of Blackboxstocks’ voting securities; (ii) each of Blackboxstocks’ named executive officers and directors; and (iii) all of Blackboxstocks’ named directors and executive officers as a group. The percentages of voting securities beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security.

Except as indicated in the footnotes to this table, to our knowledge and subject to community property laws where applicable, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned. The percentage of common stock ownership is based on 3,839,593 shares of common stock issued and outstanding as of August 20, 2025.

Additionally, the table sets forth the number of shares of Blackboxstocks common stock that will be beneficially owned, and the percentage of ownership of each of such persons, immediately upon the closing of the Merger, assuming the Merger will close on June 30, 2025 and an assumed Exchange Ratio of 0.39166, after giving effect to the issuance of an aggregate of approximately 54,416,079 shares of Blackboxstocks common stock and 5,000 shares of Series C Preferred Stock as Merger Consideration to REalloys stockholders, 7,530 of which will be issued and outstanding immediately upon the closing of the Merger. The percentage of Blackboxstocks common stock and Series C Preferred Stock ownership upon the closing of the Merger is based on 3,647,474 shares of common stock of the Combined Company issued and outstanding as of immediately upon the closing of the Merger.

Beneficial ownership is determined in accordance with the rules of the SEC. For the purpose of calculating the number of shares beneficially owned by a stockholder and the percentage ownership of that stockholder, shares of Blackboxstocks common stock subject to options or warrants that are currently exercisable or exercisable within sixty (60) days of August 20, 2025 by that stockholder are deemed outstanding.

	As of August 20, 2025					After Giving Effect to the Merger and Transactions Occurring Prior to or Upon the Closing of the Merger
Name	Number of Shares of Common Stock Beneficially Owned	Percentage of Class	Number of Shares of Series A Preferred Stock Beneficially Owned	Percentage of Class	Total Voting Power	Number of Shares of Combined Company Stock Beneficially Owned	Percentage of Class	Number of Shares of Series A Preferred Stock Beneficially Owned	Percentage of Class	Number of Shares of Series C Preferred Stock Beneficially Owned	Percentage of Class		Total Voting Power
Gust Kepler	596,410	15.5%	3,269,998	100%	99.1%	596,410	1.1%	1,798,499	55.0%	0		*	47.1%
Robert Winspear	93,250	2.4%	0	*	*	93,250	*	0	*	0	*		*
Charles Smith	49,167	1.3%	0	*	*	49,167	*	0	*	0	*		*
Grant Evans	24,019	*	0	*	*	24,019	*	0	*	0	*		*
Dalya Sulaiman	35,278	*	0	*	*	35,278	*	0	*	0	*		*
Keller Reid	27,528	*	0	*	*
						27,528	*	0	*	0	*		*
NEO and Directors as a Group	825,672	21.5%	3,269,998	100%	99.1%	825,672	1.5%	1,798,499	55.0%	0	*		47.1%
David Kyle	208,334	5.4%	0	*	*	208,334	*	0	*	0	*		*
Eric Pharis	197,905	5.2%	0	*	*	197,905	*	0	*	0	*		*
Stephen Chiang	250,000	6.5%	0	*	*	250,000	*	0	*	0	*		*
Five Narrow Lane L.P.	0	*	0	*	*	2,132,158	*	0	*	0		*	*

*	Less than 1%

Principal Stockholders Of REALLOYS And The Combined Company

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/consent solicitation statement does not give effect to the proposed Reverse Stock Split described in Blackboxstocks Proposal 2, beginning on page 103 in this joint proxy and consent solicitation statement/prospectus.

The following table sets forth information regarding the beneficial ownership of REalloys’ voting securities as of August 20, 2025 by (i) each person known to REalloys to beneficially own five percent (5%) or more of any class of REalloys’ voting securities; (ii) each of REalloys named executive officers and directors; and (iii) all of REalloys’ current executive officers and directors as a group. The percentages of voting securities beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security.

Except as indicated in the footnotes to this table, to REalloys’ knowledge and subject to community property laws where applicable, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned and each person’s address is c/o REalloys Inc., 7280 W. Palmeto Park Rd., Suite 302N, Boca Raton, FL 33433. The percentage of common stock ownership is based on 100,000,000 shares of common stock issued and outstanding as of August 20, 2025.

Additionally, the table sets forth the number of shares of REalloys common stock that will be beneficially owned, and the percentage of ownership of each of such persons, immediately upon the closing of the Merger, assuming an assumed Exchange Ratio of 0.3916, after giving effect to the issuance of an aggregate of approximately 54,416,079 shares of Blackboxstocks common stock as Merger consideration to REalloys stockholders, 58,701,345 of which will be issued and outstanding immediately upon the closing of the Merger. The percentage of common stock ownership upon the closing of the Merger is based on 58,701,345 shares of common stock of the Combined Company issued and outstanding as of immediately upon the closing of the Merger, assuming the Merger will close on June 30, 2025.

Beneficial ownership is determined in accordance with the rules of the SEC. For the purpose of calculating the number of shares beneficially owned by a stockholder and the percentage ownership of that stockholder, shares of common stock subject to options that are currently exercisable or exercisable within sixty (60) days of August 20, 2025, by that stockholder are deemed outstanding.

	As of August 20, 2025					After Giving Effect to the Merger and Transactions Occurring Prior to or Upon the Closing of the Merger
Name	Number of Shares of Common Stock Beneficially Owned	Percentage of Class	Number of Shares of Series X Preferred Stock Beneficially Owned	Percentage of Class	Total Voting Power	Number of Shares of Combined Company Stock Beneficially Owned	Percentage of Class	Number of Shares of Series A Preferred Stock Beneficially Owned	Percentage of Class	Number of Shares of Series C Preferred Stock Beneficially Owned		Percentage of Class	Total Voting Power
5% Beneficial Owner
Andrew Sherman (1)	14,000,000	13.8%	0	0%	43.68%	5,970,042	10.6%	0	0%	0		0%	1.5%
Five Narrow Lane LP (2)	5,000,000	4.9%	2,000	100%	15.60%	2,132,158	3.8%	0	0	7,020	(2)	100%	1.4%

Directors and Officers
David Argyle (3)	7,700,000	7.60%	0	0%	24.02%	3,283,523	5.89%	0	0%	0		0%	*
Leonard Sternheim	5,000,000	4.90%	0	0%	15.60%	2,132,158	3.8%	1,471,499	45%	0		0%	38.6%
Robert Winspear	0	0%	0	0%	0%	93,250	*	0	0%	0		0%	*
Dovid Glenn	0	0%	0	0%	0%	0	0%	0	0%	0		0%	0%
Joseph Sawyer	350,000	*	0	0%	1.09%	149,251	*	0	0%	0		0%	*
Brad Wall
David MacNaughton
All current executive officers and directors as a group (9 persons)	13,050,000	12.8%	0	0%		6,254,592	11.1%	1,634,999	100%	0		0%	86.2%

*	Less than 1%
(1)	Includes 7,000,000 shares held by Powdermet, Inc. and 7,000,000 shares held by PMTMetals LLC, both of which are controlled by Andrew Sherman.
(2)	Based on certain information made available to REalloys. Includes (i) up to 3,000 shares of Series X Preferred Stock, which shall be issued to the holder upon the Second REalloys Financing Closing (which such aggregate number of shares of Series X Preferred Stock reflects the issuance of 1,000 shares of Series X Preferred Stock by REalloys to FNL for an advance of $1,000,000 on July 24, 2025, pursuant to an agreement and acknowledgement between the parties), which as of August 20, 2025, has not occurred and (ii) up to 2,020 shares of Series X Preferred Stock issuable upon conversion of the Additional Debenture. Messrs. Arie Rabinowitz and Joe Hammer have voting and investment control over the securities held by Five Narrow Lane LP. Five Narrow Lane LP’s address is 510 Madison Avenue, Suite 1400, New York, NY 10022.
(3)	Includes 7,700,000 shares held by LIP Investments Limited, a U.K. company controlled by Mr. Argyle.

Related Party Transactions

Blackboxstocks Related Party Transactions

The following is a summary of transactions since January 1, 2023, to which Blackboxstocks has been a party, in which the amount involved exceeded or will exceed $120,000 or 1% of the average of Blackboxstocks’ total assets as of the end of the last two completed fiscal years and in which any of the expected directors, executive officers or holders of more than 5% of capital stock of the Combined Company, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

On March 16, 2023, Blackboxstocks purchased 282,501 shares of Blackboxstocks common stock from Gust Kepler, a director and Chief Executive Officer of Blackboxstocks, at a price of $0.28 per share. The purchase of these shares was made to reduce Mr. Kepler’s cash bonus for 2022. The shares acquired from Mr. Kepler were subsequently retired and added back to the authorized but unissued shares.

On July 1, 2024, Blackboxstocks entered into a Stock Purchase Agreement (the “July 2024 Stock Purchase Agreement”) pursuant to which Blackboxstocks sold 312,500 shares of Blackboxstocks common stock, at a price per share of $4.00 for gross proceeds of $1,250,000. Gust Kepler, a director and Chief Executive Officer of Blackboxstocks, purchased $100,000 of the Common Stock under the terms of the July 2024 Stock Purchase Agreement.

During 2024, Mr. Kepler (i) forfeited 10,000 shares of common stock, which were subsequently retired and added back to unauthorized but unissued shares, and (ii) advanced Blackboxstocks $101,000, all of which remained outstanding as of December 31, 2024.

Blackboxstocks believes the terms obtained or consideration that Blackboxstocks paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

For information concerning the holdings of Blackboxstocks’ directors and officers, please refer to “Principal Stockholders of Blackboxstocks and the Combined Company” beginning on page 172 of this joint proxy and consent solicitation statement/prospectus.

REalloys Related Party Transactions

The following is a summary of transactions since January 1, 2023, to which REalloys has been a party, in which the amount involved exceeded or will exceed $120,000 or 1% of the average of REalloys’ total assets as of the end of the last two completed fiscal years and in which any of the expected directors, executive officers or holders of more than 5% of capital stock of the continuing company, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

REalloys believes the terms obtained or consideration that REalloys paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On June 3, 2024, REalloys entered into a promissory note agreement with Isaac Sternheim, who is a 4.5% stockholder of REalloys and is the father of Leonard Sternheim, the Co-founder, President and Director of REalloys for the amount of $2.04 million, due upon the earlier of (i) January 31, 2026 and (ii) within two business days of the receipt by REalloys of the principal amount or any portion thereof from any source of financing of REalloys in excess of $10 million (the “REalloys Promissory Note”). There is no interest rate associated with the REalloys Promissory Note.

In 2024, REalloys entered into an arrangement with Leonard Sternheim, the Co-founder, President and Director of REalloys, to provide consulting services, paid through Quartz Lake Mining, Inc. (“QLM”), who is also an Executive and Director at QLM. Compensation for the consulting services includes a salary of $30,000 per month and a signing bonus in the amount of $210,000.

Additionally, in 2024, REalloys entered into an arrangement with David Argyle, the Co-founder, CEO and Director of REalloys, to provide consulting services, paid through Arlington Innovation Partners, LLC (“Arlington”), of which Mr. Argyle is also a Partner. Compensation for the consulting services includes a salary of $30,000 per month and a signing bonus in the amount of $210,000. On July 27, 2025, REalloys amended the consulting agreement, modifying the payment terms of the base fees and signing bonus. The original agreement stipulated that payment of these fees would occur upon the completion of a financing of at least $5,000,000. The amended agreement changes this condition, requiring payment upon the completion of a financing of at least $20,000,000. Additionally, REalloys was obligated to, and did make a payment to Arlington Innovation equal to four months of base fees or $120,000 by August 4, 2025. All other terms and conditions of the original Consulting Agreement remain in full force and effect.

Between July 24, 2025, and August 11, 2025, REalloys entered into July Agreements with accredited investors, authorizing the sale of up to 3,000,000 shares of its common stock. On July 28, 2025, and on August 11, 2025, respectively, REalloys closed the sale of 1,660,972 and 136,000 shares for total proceeds of approximately $8,303,960 and $680,000. No fees were paid or payable concerning the July Agreements. The potential sale of the remaining subscribed additional 1,203,028 shares was not completed prior to August 12, 2025, and expired as per the terms of one of the agreements. Isaac Sternheim purchased 400,000 shares of common stock for $2,000,000 under one of the July Agreements. Isaac Sternheim is the father of Leonard Sternheim, Realloys’ Chairman and President. The July Agreements contain customary terms and conditions, including a lock-up period following the closing of the Merger.

Indemnification Agreements

REalloys will enter into indemnification agreements with certain of its directors and officers. The indemnification agreements will require REalloys to indemnify its directors and officers to the fullest extent permitted under Nevada law.

Policies for Approval of Related Party Transactions

Following the completion of the Merger, REalloys anticipates that the Combined Company will adopt a related party transaction approval policy and the Combined Company’s Audit Committee will be responsible for the review, consideration and approval or ratification of related party transactions.

For information concerning the holdings of REalloys’ directors and officers, please refer to “Principal Stockholders of REalloys and the Combined Company” beginning on page 173 of this joint proxy and consent solicitation statement/prospectus.

Certain Material U.S. Federal Income Tax Consequences Of The Merger

In connection with the filing with the SEC of this Registration Statement, Winstead PC has rendered its tax opinion, a copy of which is attached as Exhibit 8.1, addressing the U.S. federal income tax consequences of the receipt of the Merger and the Reverse Stock Split. The discussions under the heading “Certain Material U.S. Federal Income Tax Consequences of the Merger” and “Material U.S. Federal Income Tax Treatment of the Reverse Stock Split” constitute the opinion of Winstead PC.

The following is a summary of certain U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of REalloys common stock, REalloys Preferred Stock, Acquisition Warrants, REalloys SAFEs and REalloys Warrants (collectively, the “REalloys Securities”) that exchange their REalloys Securities for Blackboxstocks common stock, Blackboxstocks warrants, or Blackboxstocks preferred stock (and for purposes of this section, the “Blackboxstocks Stock” or “Blackboxstocks Securities”). This summary assumes the merger will be consummated in accordance with the Merger Agreement and as described in this joint proxy and consent solicitation statement/prospectus.

This summary does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes nor does it address any tax consequences arising under the unearned income Medicare contribution tax. This summary is based upon the Code, the regulations promulgated under the Code, and court and administrative rulings and decisions, all as in effect on the date of this joint proxy and consent solicitation statement/prospectus. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this summary.

This summary addresses only those U.S. holders who hold their REalloys Securities as a capital asset within the meaning of Section 1221 of the Code. Further, this summary does not address all of the U.S. federal income tax consequences that may be relevant to a particular U.S. holder in light of its particular circumstances, or to a U.S. holder who is subject to special rules, including, without limitation:

●	banks, insurance companies or certain other financial institutions;

●	regulated investment companies, real estate investment trusts, mutual funds or grantor trusts;

●	a holder of REalloys Securities that holds its REalloys Securities as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

●	brokers, dealers, or traders in securities;

●	traders in securities who elect a mark-to-market method of accounting;

●	a holder of REalloys common stock that received REalloys common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

●	a holder of REalloys Securities subject to the alternative minimum tax provisions of the Code;

●	tax-exempt organizations or governmental organizations;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	founders, sponsors, officers or directors of REalloys;

●	“controlled foreign corporations,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid U.S. federal income tax;

●	S corporations, partnerships, or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

●	persons having a functional currency other than the U.S. dollar; and

●	persons who hold shares of REalloys Securities through a tax-deferred account, such as an individual retirement account or a plan qualifying under Section 401(k) of the Code.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of REalloys Securities that is for U.S. federal income tax purposes (a) an individual citizen or resident of the United States, (b) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (c) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The tax consequences of the merger to a U.S. holder of REalloys Securities may be complex and will depend in part on the U.S. holder’s specific situation. Each U.S. holder of REalloys Securities should consult its own tax advisor as to the tax consequences of the merger in its particular circumstances.

Qualification of the Merger as a Reorganization

A U.S. holder whose REalloys Securities are exchanged in the merger for the Blackboxstocks Stock should not recognize gain or loss in the merger. In order for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, several conditions must be satisfied, including the requirement that holders of REalloys Securities receive voting stock of Blackboxstocks in the transaction.

Generally, to be considered voting stock, stock generally must have the current right to vote in the election of corporate directors. Each share of Blackboxstocks common stock is entitled to one vote and is entitled to vote for directors. Blackboxstocks' common stock, which the former holders of REalloys Securities will receive in the merger, is expected to represent an approximately 14.4% share of the vote on all matters submitted to a vote of the stockholders of Blackboxstocks. The Blackboxstocks Series A Stock will represent approximately 84.6% of the votes on all matters submitted to a vote of the stockholders of Blackboxstocks. After the exercise of the Option Agreement, Blackboxstocks' common stock is expected to represent an approximately 27.0% share of the vote, and Blackboxstocks' Series A Stock will represent approximately 71.2%. It is not clear if the disparity between the number of shares of Blackboxstocks common stock and its associated voting rights would cause the Blackboxstocks common stock to be treated as other than “voting stock” for federal income tax purposes.

Because of the disparity between voting rights and ownership associated with Blackboxstocks common stock and the lack of sufficient authoritative guidance in the Code and Treasury Regulations and from the IRS and courts as to the circumstances in which the Blackboxstocks common stock would not be treated as voting stock, it is uncertain whether the “voting stock” requirement is met in the Merger. Consequently, Winstead has issued an opinion that the Merger should constitute a reorganization pursuant to Section 368(a)(1)(B).

A U.S. holder’s aggregate tax basis in the Blackboxstocks Securities received in the merger should equal the aggregate tax basis of the corresponding REalloys Securities surrendered by such U.S. holder in the merger. A U.S. holder’s holding period for the Blackboxstocks Securities received in the merger should include the U.S. holder’s holding period for the corresponding REalloys Securities surrendered in the merger. Winstead PC has issued an opinion that the Merger should constitute a reorganization pursuant to Section 368(a) of the Code. The discussion herein assumes that the merger qualifies as a tax-free reorganization or tax deferred contribution under Section 368(a) of the Code unless it explicitly states otherwise.

Material U.S. Federal Income Tax Consequences if the Merger Fails to Qualify as a Reorganization

If the merger were to not qualify as a “reorganization” within the meaning of Section 368(a) of the Code and if the merger were to also not qualify as a tax-deferred contribution under Section 351 of the Code, then each U.S. holder of REalloys Securities would recognize capital gain or loss equal to the difference between (1) the sum of the fair market value of the Blackboxstocks Securities, as of the effective date of the merger, received by such U.S. holder pursuant to the merger and (2) its adjusted tax basis in the REalloys Securities surrendered in exchange therefor. Such gain or loss should be included in taxable income in the taxable year of the merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such shares is more than twelve (12) months at the time of the consummation of the merger. Long-term capital gain of individuals is currently eligible for a twenty percent (20%) rate of taxation. There are limitations on the deductibility of capital losses.

Material U.S. Federal Income Tax Treatment of the Reverse Stock Split

The reverse stock split pursuant to the Reverse Stock Split Proposal should be treated as a “recapitalization” for U.S. federal income tax purposes within the meaning of Section 368(a)(1)(E) of the Code. If the IRS were to successfully challenge the status of the reverse stock split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, the tax consequences of the Reverse Stock Split Proposal could differ from those set forth below and U.S. holders exchanging stock of the combined company in the reverse stock split could be subject to U.S. federal income tax. For example, a recapitalization must be undertaken for a valid business purpose. The reverse stock split is intended to cause the price of the issued and outstanding common stock of the Combined Company at the effective time to equal at least $4.00 and is expected to be undertaken if the parties deem it necessary to meet Nasdaq listing requirements. It is not free from doubt that this is a valid business purpose, although there is authority that similar transactions have had valid business purposes. Consequently, Winstead has issued an opinion that the reverse stock split should constitute a “recapitalization” within the meaning of Section 368(a)(1)(E). The following discussion, as it relates to the U.S. holders of REalloys Securities assumes the reverse stock split will qualify as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code for U.S. federal income tax purposes.

A U.S. holder generally will not recognize income, gain or loss upon the consummation of the reverse stock split, except for those stockholders receiving a whole share of common stock in lieu of a fractional share. A U.S. holder’s aggregate tax basis in the stock of the combined company received in the reverse stock split will generally equal the aggregate tax basis in such U.S. holder’s pre-reverse stock split shares immediately prior to the reverse stock split, and such U.S. holder’s holding period for the shares of stock of the combined company received in the reverse stock split will include such U.S. holder’s holding period for the shares surrendered. U.S. holders that acquired different blocks of REalloys Securities at different times or at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares to particular shares of the combined company received in the reverse stock split.

A stockholder who receives a whole share of common stock in lieu of a fractional share generally may recognize gain in an amount not to exceed the excess of the fair market value of such whole shares over the fair market value of the fractional share to which the stockholder was otherwise entitled.

Backup Withholding

Non-corporate U.S. holders of REalloys Securities may be subject, under certain circumstances, to information reporting and backup withholding on any cash payments that the U.S. holder receives (or, if the merger does not qualify as a reorganization or tax deferred contribution, with respect to the entire merger consideration). A U.S. holder generally will not be subject to backup withholding, however, if the U.S. holder:

●	furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9, included in the letter of transmittal that the U.S. holder will receive; or

●	establishes that it is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if the U.S. holder timely furnishes the required information to the IRS.

Reporting Requirements

If a U.S. holder of REalloys Securities that receives Blackboxstocks Stock in the merger is considered a “significant holder,” such U.S. holder will be required (a) to file a statement with its U.S. federal income tax return providing certain facts pertinent to the mergers, including such U.S. holder’s tax basis in, and the fair market value of, the REalloys Securities surrendered by such U.S. holder, and (b) to retain permanent records of these facts relating to the merger. A “significant holder” is any holder of REalloys Securities that, immediately before the merger, (y) owned at least five percent (5%) (by vote or value) of the outstanding stock of REalloys or (z) owned REalloys securities with a tax basis of $1.0 million or more.

This discussion of certain material U.S. federal income tax consequences is for general information only and is not tax advice. Holders of REalloys Securities are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF CONTINGENT VALUE RIGHTS

In connection with the filing with the SEC of this Registration Statement, Winstead PC has rendered its tax opinion, a copy of which is attached as Exhibit 8.1, addressing the U.S. federal income tax consequences of the receipt of CVRs. The discussion under the heading “Certain Material U.S. Federal Income Tax Consequences of the Receipt of Contingent Value Rights” constitutes the opinion of Winstead PC.

The following discussion describes the material U.S. federal income tax consequences of the receipt of CVRs to U.S. Holders of Blackboxstocks common stock. This discussion does not purport to be a complete analysis of all potential tax consequences from the receipt of, and payments on, the CVRs. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or differing interpretation could affect the continuing validity of this discussion. Neither Blackboxstocks nor REalloys has sought or intends to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a position regarding the U.S. federal income tax consequences of the receipt of CVRs as discussed below.

This discussion is limited to CVR holders that hold their shares of Blackboxstocks or REalloys as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be applicable to a particular Blackboxstocks or REalloys stockholder or to Blackboxstocks or REalloys stockholders that are subject to special treatment under U.S. federal income tax laws, such as:

●	shareholders that are not U.S. holders;

●	financial institutions;

●	investors in pass-through entities, including (but not limited to) partnerships or limited liability companies treated as partnerships for tax purposes;

●	insurance companies;

●	tax-exempt organizations;

●	pension plans;

●	“controlled foreign corporations;”

●	“passive foreign investment companies;”

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	regulated investment companies or real estate investment trusts;

●	brokers or dealers in securities or currencies;

●	certain expatriates or persons whose functional currency is not the U.S. dollar;

●	traders in securities that elect to use a mark to market method of accounting;

●	persons that hold Blackboxstocks common stock or REalloys shares as part of a straddle, hedge, constructive sale, synthetic security or other integrated investment, or conversion transaction;

●	persons that received Blackboxstocks common stock or REalloys shares upon the conversion of a convertible note or any other convertible instrument;

●	persons who own 10% or more of the voting power of Blackboxstocks and who are considered “United States Shareholders” of a “controlled foreign corporation” with respect to Blackboxstocks; and

●	U.S. holders that acquired their shares of Blackboxstocks common stock or REalloys shares through the exercise of an employee stock option or otherwise as compensation.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the Exchange, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

If a partnership or other entity taxed as a partnership holds REalloys common stock or Blackboxstocks common stock, the tax treatment of a partner in the partnership generally would depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the Exchange to them.

For purposes of this discussion of “CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF CONTINGENT VALUE RIGHTS”, the term “U.S. Holder” means a beneficial owner of REalloys common stock or Blackboxstocks common stock that for U.S. federal income tax purposes is:

●	a citizen or resident of the United States;

●	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

●	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

●	a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

There is substantial uncertainty as to the U.S. federal income tax treatment of the issuance of CVRs. Specifically, there is no authority directly addressing whether the issuance of contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to Blackboxstocks’ common stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Because of this uncertainty, Winstead PC is unable to issue a tax opinion on the U.S. federal income tax consequences to U.S. Holders of Blackboxstocks common stock who receive a CVR.

The CVRs have certain characteristics similar to a distribution of equity, or a “debt instrument” or an open transaction, and there is no legal authority addressing what characteristics are determinative of how contingent value rights with characteristics similar to the CVR should be taxed. As a result, it is not possible to express a definitive conclusion as to the tax treatment of the issuance of the CVRs. Applicable U.S. Treasury regulations provide that “open transaction” treatment is only available in those “rare and extraordinary cases” involving contingent payment obligations in which the “fair market value of the obligation cannot reasonably be ascertained.” Blackboxstocks intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Accordingly, absent a change in law requiring otherwise, Blackboxstocks will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment (if any) on the CVRs as a distribution by Blackboxstocks for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of Blackboxstocks current or accumulated earnings and profits in the year in which such payment is made.

If the issuance of the CVRs is treated as an “open transaction,” a U.S. Holder would not generally recognize income in respect of the CVRs at the time such CVRs are issued and would take no tax basis in the CVRs. Future cash payments (if any) on the CVRs would be treated as a distribution and constitute a dividend to the extent of the U.S. Holder’s pro rata share of Blackboxstocks current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) in the taxable year of such payment, then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Blackboxstocks common stock, and finally as capital gain from the sale or exchange of Blackboxstocks common stock with respect to any remaining payment. Dividends received by individual U.S. Holders are currently eligible for reduced rates of taxation applicable to long-term capital gains, provided certain holding period requirements are met.

As indicated above, there is substantial uncertainty as to the U.S. federal income tax treatment of the CVRs. If instead, the issuance of the CVRs is treated as a distribution of property, each U.S. Holder of Blackboxstocks common stock would be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such U.S. Holder on the date of the issuance. Such distribution generally would be treated as a dividend to the extent of the U.S. Holder’s pro rata share of Blackboxstocks current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Blackboxstocks common stock, and finally as capital gain from the sale or exchange of Blackboxstocks common stock with respect to any remaining value. Although not free from doubt, a future cash payment under a CVR would likely be treated as a non-taxable return of a U.S. Holder’s adjusted tax basis in the CVR to the extent thereof, although the timing of the recovery of a U.S. Holder’s tax basis is unclear. A payment in excess of such amount may be treated as a payment with respect to a sale of a capital asset, ordinary income or dividends. Additionally, it is possible that a portion of future cash payments would constitute imputed interest and taxed as such. A U.S. Holder might recognize loss, which might be a capital loss and could be a long-term capital loss, upon the expiration of the CVR to the extent cash payments ultimately received pursuant to such CVR were less than the U.S. Holder’s adjusted tax basis in the CVRs, but whether and when such a loss would be recognized is unclear. The deductibility of capital losses is subject to limitations.

If the issuance of the CVRs is treated as a distribution of equity, U.S. Holders would generally not recognize gain or loss as a result of the issuance of the CVRs. Depending on the fair market value of the CVRs and the Blackboxstocks common stock on the date that the CVRs are issued, each U.S. Holder’s tax basis in such holder’s Blackboxstocks common stock would be allocated between such U.S. Holder’s Blackboxstocks common stock and such U.S. Holder’s CVRs. The holding period of such CVRs would include the U.S. Holder’s holding period of such holder’s Blackboxstocks common stock. Future payments on a CVR received by a U.S. Holder would likely be treated as dividends to the extent of the U.S. Holder’s pro rata share of Blackboxstocks’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the CVR, and finally as capital gain from the sale or exchange of the CVR with respect to any remaining value.

If the CVRs are treated as one or more “debt instruments,” then payments received with respect to the CVRs would likely be treated as payments in retirement of a “debt instrument,” except to the extent of interest imputed under the Code. If this tax treatment were to apply, interest generally would be imputed under complex rules. In such a case, a U.S. Holder would be required to include any such interest in income on an annual basis, whether or not currently paid.

The tax consequences to U.S. Holders of the receipt of CVRs are subject to substantial uncertainty and may also depend on the U.S. Holder’s particular facts and circumstances. Because of this uncertainty, Winstead PC is unable to issue a tax opinion on the U.S. federal income tax consequences to U.S. Holders of Blackboxstocks common stock who receive a CVR. U.S. Holders should consult their tax advisors as to the specific tax consequences to them.

INFORMATION ABOUT BLACKBOXSTOCKS

The following section describes the business and operations of Blackboxstocks Inc. Unless the context indicates otherwise, references to “Blackboxstocks Inc.,” “Blackboxstocks,” “our Company,” “the Company,” “we,” “our,” “ours” and “us” refer to Blackboxstocks Inc., a Nevada corporation, and its wholly owned subsidiaries.

Overview of Business

We have developed a financial technology and social media hybrid platform offering real-time proprietary analytics and news for stock and options traders of all levels combined with a social media element and educational materials. Our web-based platform and native iOS and Android applications (the “Blackbox System”) employ “predictive technology” enhanced by artificial intelligence to find volatility and unusual market activity that may result in the rapid change in the price of a stock or option. We continuously scan the New York Stock Exchange (“NYSE”), NASDAQ, Chicago Board Options Exchange (the “CBOE”) and other options markets, analyzing over 10,000 stocks and over 1,500,000 options contracts multiple times per second. We provide our subscribing members with a fully interactive audio and text based social media platform that is integrated into our dashboard, enabling our members to exchange information and ideas quickly and efficiently through a common network. We believe that the Blackbox System is a disruptive financial technology platform that uniquely integrates proprietary analytics with a community supported by a broadcast enabled social media system which connects traders of all kinds worldwide on an intuitive and user-friendly platform.

Our goal is to provide retail investors with the type of sophisticated trading tools that were previously available only to large institutional hedge funds and high-frequency traders together with an interactive community of traders and investors of all levels at an affordable price. We also strive to provide these trading tools in a user-friendly format that does not require complicated configurations by the user.

We employ a subscription-based Software as a Service (“SaaS”) business model and maintain a growing base of members that spans over 40 countries. We currently offer monthly subscriptions to our platform for $99 per month and annual subscriptions for $959 per year.

Our Mission

Our mission is to provide powerful proprietary analytics in a simple and concise format to level the playing field for the average retail investor. We strive to educate our members through our live trading community as well as our scheduled, calendared classes with live instructors. We want every member to feel they are part of a team with the goal of improving financial literacy. We believe that we are the antithesis of the “trading guru” platforms that feature a trading or investing expert that charges for what are often expensive courses. We do not charge for our classes. We do not upsell our members. All education and community programs are free with the subscription to our platform.

Revenue Model

We generate revenue from a software as a service (or SaaS) model whereby members pay either an annual or monthly fee for a subscription to our platform. We do not currently offer more than one level of subscription with varying levels of features. All members have full access to all of the features and educational resources of our platform.

Monthly subscriptions are currently priced at $99 and annual subscriptions are currently priced at $959 (a discount of $241). We occasionally offer gift cards and promotional discounts on our subscriptions.

In March of 2025, we initiated a program to expand our product offerings through educational courses targeted to not only current Blackbox members but also non-members including former members. Courses are offered as either free webinars or as paid courses and consist of a series of classes on a specific topic regarding trading in equities or options markets. Free webinars are designed to attract potential members by providing them introductions to trading strategies at no cost. We believe that members who participate in our educational offerings are more likely to be successful traders and therefore more likely to be longer term members. We offer these paid courses for both members and non-members. These classes are expected to be offered to various level of traders (from novice to experienced) of either stocks or options and will become a significant additional revenue stream.

We also intend to provide products for professional traders and institutions including customs trading solutions and application program interface API access to our data. We have not historically focused on non-retail traders but we believe that we can offer professional traders unique tools driven off of the Blackbox System. Although the professional market may be more difficult to penetrate, we believe that it will support high margins and greater stability.

Development of the Blackbox System

The Blackbox System was launched and made available for use to subscribing customers worldwide in September 2016. The initial product was a web-based platform focused on providing proprietary analytics and broadcast enabled social media for our community of members. In 2022 we launched full-featured native iOS and Android applications. Our product offering is comprised of three key elements: stock and options trading analytics, social media interaction, and educational programs and resources.

Stock and Options Trading Analytics

Our preconfigured dashboard is designed to be simple and easy to navigate and includes real-time proprietary alerts, stock and options scanners, financial news, institutional grade charting, and our proprietary analytics that can be utilized by traders of all levels. Our Blackbox System populates the stock and option data in real time and provides a wide range analytics and tools for traders. We offer many of the standard market tool features used by traders but differentiate our product with an array of unique proprietary features and derived data. These proprietary features are designed to filter out “market noise” and locate, in real-time, specific stocks and options that are likely to become market movers.

Standard Features

(Including but not limited to)

●	Real Time NYSE/NASDAQ Market Data

●	Real Time OPRA Options Trade Data

●	Real Time Streaming Market News Feed

●	Symbol Specific News

●	Options News and Upgrades/Downgrades

●	Institutional Grade Charts

●	Multi-Chart Capability

●	Earnings and Dividend Dates

●	Daily Advancers / Decliners Scanner

●	User-specific Watch List

Proprietary and Advanced Features

(Including but not limited to)

●	Real Time Algorithm Driven Stock & Options Alerts

●	User Defined Symbol Specific Alert Criteria

●	Options Flow Scanner / Heatmap

●	Pre-Configured Pre/Post Market Scanners

●	Stock and Option Volume Ratio Scanner

●	Volatility Indicator

●	Dark Pool Analysis

●	Insider Buying Analysis

●	Gamma Exposure

●	FINRA Short Interest Analysis

●	Net Options Delta and Dollar Flow

●	Feature Rich Text- and Audio-based Social Media Components

Added in 2024:

●	Enhanced options flow downloads to only include items on a member’s watch list

●	Additional open interest filters for exchange traded funds (ETFs)

●	Added real-time go / no-go indicators to alert log

●	Added ability to download options alert history

●	Added additional security features

●	Operational infrastructure enhancements

●	New alerts on options when the trade has been closed

●	Real time volatility indicator module

The Blackbox System includes several proprietary and advanced studies to help both options and stock traders. These studies encompass advanced data tools with real time data that are easy for traders of all levels to use.

Dark Pool Analysis: we added dark pool trades on our charting system that updates in real time. Dark Pools are privately organized financial forums or exchanges for securities trading. Using our system, traders can easily see levels where large institutions or funds are trading. The Dark Pool Volume Profile is an indicator that visually displays a Dark Pool transaction directly on to the chart. The Volume Profile bar is overlayed at the price level at which the Dark Pool transaction is executed. The length of the volume profile is a visual representation of the share size of the dark pool transaction. The Dark Pool Volume Profile will also display historical activity when you change the time frame.

Insider Buying Analysis: we use the EDGAR portal to access all Form 4’s filed and update our charts where you find insiders buying stocks. This is a powerful tool for traders to easily see where the insiders or management are buying.

Gamma Exposure (GEX): Gamma is a measure of the rate of change of an options delta and it represents the rate at which an options delta will change as the price of the underlying changes. This proprietary study tracks the Gamma levels of all strike prices in real time by displaying a green/red bar at the strike prices. The day opens with the gamma levels from Open Interest and will adjust accordingly throughout the day as options are bought and sold. Finding the largest levels of Gamma Exposure (GEX) can serve as potential levels of support and/or resistance.

FINRA Short Interest Analysis: all the FINRA short interest data for stocks is plotted on our charts to let traders see how the shorting ratio of trades in the dark pools has changed over time.

Net Options Delta and Dollar Flow: This BlackBox proprietary study shows you the daily Net Options Delta (NOD) on a ticker. The delta of a net options position is the ratio of the change in the value of the position to the change in the price of the underlying asset. In other words, it is a measure of how much the value of the options position will change for a small change in the price of the underlying asset. Every single option trade is calculated in real time and the NOD of the stock is updated. This is further broken down into Put and Call NOD. Options dollar flow is a metric that measures the net flow of money into or out of options contracts. It is calculated by taking the difference between the total premium paid for call options and the total premium paid for put options. Positive dollar flow indicates a bullish sentiment, where in turn a negative dollar flow would indicate a bearish sentiment. This proprietary BlackBox study breaks down the dollar flow into three expiration time frames from near term, monthly and total.

Go/No-Go Study: The GoNoGo Trend ® indicator provides a simple colored study available in our charts that displays the strength of a stock’s momentum using multiple technical factors.

Team Trade Push Alerts: We provided access to push alert notifications so that our members could get real time alerts on their mobile devices of the trades made by their favorite Blackbox Team Trader(s).

Watchlists for our Mobile Application: We improved our mobile application to include the capability to add watchlists. This feature allows our members to quickly analyze their specific portfolio positions using our powerful mobile application while on the go.

Pro Tier Capability: We added a pro-tier capability allowing professional traders to subscribe to our platform. Professional traders are required to pay substantially higher fees than retail traders for the exchange data we provide them. Due to these higher fees, most applications such as Blackbox are unable to provide access to their systems as it is not economically viable. We now have a new onboarding system that allows us to provide professional traders the ability to use our system.

Education

We offer all members full access to our curriculum of classes, orientations, and live market sessions. All of our education programs are free to our members. Our curriculum includes classes for beginner, intermediate, and advanced-level traders. We believe education is vital to increasing the probability of our members long term success in the markets. We have many regularly calendared live webinars, Q&A sessions, as well as recorded classes. In addition to our regularly calendared classes, we often feature ad hoc classes taught by seasoned members of our community. The educators of these classes often specialize in specific market sectors or trading strategies. Classes and webinar events offered to our members include but are not limited to:

Beginner	Intermediate	Advanced
Blackbox Intro Live	Dark Pool Basics	Options Adjustments

Intro to the Market	Technical Analysis 101	Understanding options for a Bull & Bear Market

Charting 101	Blackbox Trading System -Stocks	Options Strategies for Higher Volatility

Stock Basics	Blackbox Trading System -Options	Insights for Options Core Concepts
	Understanding Options Flow	Short Term Options Explained
Implied & Historical Volatility
Options Pricing Explained

In addition to our internal curriculum, we have partnered with the Options Industry Council (OIC), a nonprofit organization funded by the Options Clearing Corporation (OCC) with the mission of providing the investing public a better understanding of the options markets. Classes taught by the OIC to our members include but are not limited to:

●	The Greeks Part I

●	The Greeks Part II

●	Implied Volatility

●	Short Term Options Explained

●	Options Pricing Explained

One of the most attractive aspects of our education program is that the classes are taught by members of our community. The student members who take these are often familiar with the instructor from following them in live trading channels on our platform. We believe this familiarity often brings an element of authenticity and heightened engagement increasing the success of these educational endeavors as well as adding to the community aspect of our platform.

The Blackbox Advantage

A principal component to our platform is the flexibility to provide members intuitive yet powerful technical analytics that scale with user knowledge. Our preconfigured dashboard defaults to a general setting that is designed to be easy for new members to navigate. Within this same dashboard we provide a multitude of toggles and filters for more sophisticated traders to allow them to implement custom features for their more advanced trading strategies. Most importantly, our live community consisting of thousands of traders creates a real-time community curated support system whereby seasoned traders often mentor newer members. We believe this is one of the primary strengths and differentiators of our platform. Although we offer a complete curriculum of scheduled classes weekly, the live interaction amongst our members proves to be invaluable. We believe this is due to the level of excitement created when new members can watch seasoned members of the community making trades in real time and providing an accompanying narrative. In addition to the educational component, the community element of our platform harnesses a powerful dynamic that can be described as “the best of man and machine”. Our powerful algorithm technology scans the NYSE, NASDAQ, CBOE and other options exchanges to find market volatility and anomalies and displays them on a common dashboard shared across the globe. With thousands of eyes on this data, our members can quickly interact and form a consensus on the trading opportunity at hand.

Our Market Opportunity

We believe the global COVID-19 pandemic of 2020 stimulated significant change for online technologies including financial and trading related companies such as Blackbox. More than 10 million new brokerage accounts were opened by individuals in 2020 — more than ever in one year, according to Devin Ryan, an analyst at JMP Securities. This newfound interest in the market was very positive for us as our user base grew rapidly in 2021. The combination of an influx of new investors as well as the tendency for those new investors to gravitate towards innovative financial technology have been positive long-term macro-economic trends for us.

It is difficult to quantify the number of people that can be classified as day traders, since the term is somewhat ambiguous, especially since there has been a large influx of self-directed investors in 2020 and 2021. The two types of traders often overlap and separating these demographics can be difficult. Recent data suggest the following size for this growing market:

●	20%: One in 5 people in the U.S. invested in stocks, or mutual funds, in the final three months of 2020, up from 15% in the second quarter, a Conference Board survey showed. Harry Robertson, Business Insider, Feb 10, 2021

●	31 YEARS: The median age of user of Robinhood, one of the original commission-free online brokerages. More young adults are joining. Apex Clearing, which helps facilitate trades for brokerages, told Reuters around 1 million of new accounts it opened last year belonged to Gen Z investors, with an average age of 19. John McCrank, Reuters Jan 29, 2021

●	~$15.5 TRILLION: Total client assets at two of the top retail-focused brokerages. Fidelity Investments had $8.8 trillion in customer assets at the end of the third quarter, up from $8.3 trillion at the end of 2019. Schwab had $6.69 trillion in client assets as of Dec. 31, and 29.6 million brokerage accounts, up 66% and 140%, respectively, from a year earlier. John McCrank, Reuters Jan 29, 2021

We believe that the market opportunity for the technology that we have developed and targeted towards day traders can be utilized for self-directed investors as well as institutions -a substantially broader market. We intend to develop mobile applications for self-directed investors that provide them with financial information and data that is not commonly provided by retail brokers. Our first product aimed at this initiative will be Stock Nanny (see “New Products” below). We also intend to market our technologies to institutional financial companies for integration into their existing products or for sub-licensing to their customers.

Recent Technology and Development Initiatives

We continually upgrade our platform to provide the best user experience and maximum value for our members. Many of the new features or improvements to our existing features are suggested by our members. Much of our platform is community curated and we take pride in collaborating with and implementing the suggestions from our members that use our system every day. Our development efforts in 2023 and 2024 were largely focused on enhancing core parts of our applications and fine-tuning the overall architecture to improve cost efficiencies, eliminate remaining technical debt, and provide our members with a more stable, scalable, and performant system

Development of Native Applications for iOS and Android

We currently have fully-featured native applications for iOS and Android devices which were released in April of 2022. We believe that our mobile applications provide our members additional flexibility in their ability to access our platform when away from a desktop computer.

Platform Upgrades

Since the end of 2021, we have made significant upgrades and changes to our platform. We launched version 2.0 of the application which was a complete rewrite of the application front-end and overhaul of the backend to take advantage of modern technology capabilities that were widely unavailable when the product was initially released. This resulted in much better performance, a smaller resource footprint, and improved reliability and scale.

We believe that technological developments to the Blackbox System and platform have been and will continue to be critical to the success of our company. Although we have experienced significant growth and received positive feedback from our members, we believe adding these new technology sets in parallel will be significant drivers of future growth.

New Products

We intend to leverage our existing financial technology platform and data resources for the creation of new and unique products to serve our existing subscribers, as well as address a broader market. We currently have a vast array of derived data that we believe will be extremely useful to self-directed investors as well the day traders and swing traders that we currently cater to. We believe the self-directed investor demographic is significantly larger than that of day traders and swing traders and presents an enormous opportunity for our growth.

Stock Nanny

In 2024, we completed a soft launch of Stock Nanny. Stock Nanny is a mobile app for iOS and Android that provides real-time portfolio alerts for a broad demographic of investors. Many of these alerts are a product of derived data currently generated on the Blackbox platform. This app integrates with online brokerage platforms and allows the user to import their current stock positions and stocks on their watchlist into our app. We believe these alerts will be extremely useful for portfolio management, loss mitigation, and other investment strategies. The app provides extensive menu options to allow the user to customize this application to their specific needs. This is a stand-alone product and targets all self-directed retail investors, not just day traders or swing traders allowing the Company to address a much broader segment of the market. We plan to more aggressively market this product in 2025 after we have raised sufficient capital to fund a comprehensive marketing plan.

Enterprise Products for Professionals

We have not historically marketed our product to persons or entities deemed by the exchanges as “professional traders” or financial institutions. A professional trader is generally defined by the exchanges as a person that:

●	Is registered or qualified with the Securities and Exchange Commission, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association.

●	Is engaged as an “investment advisor” as that term is defined in Section 201(11) of the Investment Advisor’s Act of 1940 (whether or not registered or qualified under that Act).

●	Is employed by a bank or another organization that is exempt from registration under Federal and/or state securities laws to perform functions that would require him or her to be so registered or qualified if he or she were to perform such functions for an organization not so exempt.

The exchanges charge a substantial premium for their data to users who meet the criteria described above. In addition to the higher rates, the onboarding and subsequent approval process by these exchanges is cumbersome and not easily accomplished solely through an online process.

In 2023 we developed a streamlined digital onboarding process allowing financial professionals to be able to use our product. We believe that this is an important first step to not only marketing our existing products to financial professionals but also developing new and even bespoke products for this market segment. We are targeting financial institutions to utilize our products, subsets of our systems or even creating bespoke products on their behalf. In order to provide different and more stable revenue streams, we believe it is important for us to use our existing technology base as a basis to develop new revenue streams from professional and institutional customers.

Marketing of the Blackbox System

We launched our Blackbox System and platform for use in the United States and made it available to subscribers in September 2016. Use of the platform is sold on a monthly or annual subscription basis to individual consumers through our website at https://blackboxstocks.com. We believe our Blackbox System subscriptions are priced competitively with similar web-based trading tools although the number of competitors offering limited aspects of what our system provides at lower prices has increased in 2023 and 2024. We primarily use a combination of digital marketing campaigns and customer referral compensation plans in our advertising program. Our digital advertising efforts are comprised of display and video ads, along with banner and text ads across multiple search and social platforms. We also utilize targeted email marketing and a strategic global marketing campaign for brand awareness. We believe that this form of advertising has been and will continue to be effective in attracting subscribers. We continuously monitor and evaluate the effectiveness of specific social media platforms and allocate marketing funds accordingly. We also promote our subscriptions through an established compensated customer referral program. We offer certain subscribers the right to promote the Blackbox System and receive referral fees for subscribers generated from such subscribers’ effort. Generally, we pay referring subscribers $25 for each subscription generated and $25 for each month the subscriber continues their subscription. We incurred $93,826 and $187,781 in customer referral expenditures in each of the years ended December 31, 2024 and 2023, respectively. We expect to continue utilizing the customer referral sales program as it has proven to be an efficient form of advertising. Our advertising and marketing expense was $436,456 and $629,984 for the years ended December 31, 2024 and 2023, respectively. We significantly reduced the amount of our digital marketing spend during 2023 and 2024 as part of an overall expense reduction as well as a review of the effectiveness of certain marketing strategies. We intend to continue to deploy a significant amount of marketing funds on both digital campaigns and customer referral programs in the future. In addition, we may also utilize television and radio advertising.

Our marketing of products targeted toward institutional customers is anticipated to rely less on the current digital marketing that we have historically utilized and is not expected to utilize affiliate marketing strategies.

Industry Partners and Relationships

We have several arrangements and agreements with financial industry partners that encompass marketing partnerships, educational resources and licenses. We believe our relationship with large well-known brokerage firms enhance our credibility and provide added value to our members. Among these partnerships are marketing agreements with firms that provide us with a referral fee for new accounts that we bring to them as well as offering our members discounted commissions on options trades. The referral fees are not currently material to our revenue but we believe the that our initial relationship with these firms is significant and provides us with an opportunity to expand these relationships to bring greater value to our members.

Industry partnerships such as the one we have with Options Industry Council, a non-profit entity funded by the Options Clearing Corp. also help provide our members with added educational benefits.

Data Suppliers

We contract with data suppliers and aggregators to provide our subscribers real time access to most major newswires, historical charting data and the real time stock and options data that drive the backend algorithms.

Intellectual Property

We rely on a combination of trademark and copyright laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights, which are primarily our brand names, product coding and marks. The Company has registered its name and logo with the United States Patent and Trademark Office (“USPTO”) and is pursuing registration of other brand names and marks.  The proprietary portion of the Blackbox System including its coding and methodology is protected by contractual confidentiality provisions of both employees and independent contractors.

Government Regulation and Approvals

We offer our subscribing customers a trading tool and not a trading platform, broker dealer or exchange, and therefore we do not believe we are subject to regulatory oversight by the SEC, FINRA or other financial regulatory agencies. We are not aware of any governmental regulations or approvals required for the marketing or use of our Blackbox System or the services provided.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in ways that could harm our business including, but not limited to, privacy, data protection and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, and other communications, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, anti-corruption law compliance and securities law compliance. In particular, we are subject to federal, state and foreign laws regarding privacy and protection of people’s data. Foreign data protection, privacy, content and other laws and regulations can impose different obligations or be more restrictive than those in the United States. U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices.

Competition

We operate in a highly competitive environment. Although, we believe that our Blackbox System is the only platform that has successfully merged a comprehensive analytics system or “scanner” and a social media platform within the same “dashboard” allowing members to view the same real-time data in parallel, there are a number of companies that offer one or more features that are similar to or attempt to address the same market as we do. Some of these competitors have financial and other resources that are significantly greater than ours. The greatest amount of competition exists within products that provide trading analytics often referred to as “scanners”. We compete with these entities based on a number of factors including price, ease of use, standard features and proprietary features (if applicable). Ultimately, we believe the primary factor used in evaluating the trading analytics by any platform is the user’s ability to derive actionable information from that platform. This is where we believe our proprietary features differentiate the Blackbox System.

In addition to these technical tools, there are also a number of social media platforms that provide forums for traders and investors at little or no cost. The integration of our social media component within our platform creates a community that we believe is significantly superior to stand alone social media sites. Our members are able to interact and discuss ideas while viewing the same dashboard as opposed to having to switch back and forth between applications.

The final component to our platform is education. There are numerous standalone investment and trading applications, books, seminars and courses offered at many different price points. These products compete based on price, perceived value, level of sophistication and reputation among other factors. We offer our courses at no additional charge to our subscribers. In addition, we believe that our social media community provides our more experienced traders the opportunity to mentor newer traders which in turn contributes to the community environment we have developed.

In spite of these factors that differentiate us, we believe the following companies may be considered competitors due to similar product features and retail price points: Trade Ideas, Flow Algo, Unusual Whales and Trade Alert. Companies with social media platforms dedicated to financial markets include Stock Twits and Wall Street Bets.

Employees

As of [March 20], 2025, the Company had ten full-time employees. We also currently have nine contract workers that primarily serve as team traders on our Blackbox System platform or developers.

None of our employees are represented by a labor organization, and we are not a party to any collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good.

We believe that our future success will depend in part on our continued ability to hire, motivate and retain qualified management, sales, marketing, and technical personnel. To date, we have not experienced significant difficulties in attracting or retaining qualified employees.

Recent Developments

Termination of Share Exchange Agreement with Evtec Aluminium Limited

On January 13, 2025, the Company and Evtec Aluminium Limited (“Evtec”) entered into a termination agreement (the “Termination Agreement”) pursuant to which the parties mutually agreed to terminate the Share Exchange Agreement executed on December 12, 2023, as amended by that certain First Amendment to Share Exchange Agreement dated July 3, 2024 (the “Share Exchange Agreement”), the closing of which would have resulted in Evtec becoming a wholly owned subsidiary of the Company.

Merger Agreement and Related Financings

On March 10, 2025, Blackboxstocks entered into a Merger Agreement with REalloys., which includes various ancillary agreements contemplated thereunder. Also, in connection with the Merger, Blackboxstocks and REalloys have each entered into various agreements with Five Narrow Lane LP pursuant to financing arrangements related to the Merger. See the sections titled “The Merger Agreement,” “The Ancillary Agreements” and “Related Financings” in this joint proxy and consent solicitation statement/prospectus for additional information regarding the Merger Agreement, ancillary documents under the Merger Agreement and relating financings, respectively.

Corporate Information

Our principal executive offices are located at 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240, and our telephone number is (972) 726-9203. Our website is https://blackboxstocks.com. The information on, or that can be accessed through, our website is not part of this joint proxy and consent solicitation statement/prospectus. We have included our website address as an inactive textual reference only.

Additional Information

We file annual reports on Form 10-K and quarterly reports on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on a regular basis, and disclose certain material events in current reports on Form 8-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act are available free of charge on our investor relations section of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (“SEC”). The SEC also maintains an Internet website that contains reports and other information regarding issuers, such as Blackboxstocks, that can be filed electronically with the SEC. The SEC’s Internet website is located at http://www.sec.gov.

BLACKBOXSTOCKS Management’s Discussion And Analysis Of Financial Condition And Results Of Operation

The following discussion of Blackboxstocks Inc. and its wholly owned subsidiaries (collectively, “Blackboxstocks Inc.” “Blackboxstocks,” “our Company,” the “Company,” “we,” “our,” and “us”), highlights the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described. This discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this joint proxy and consent solicitation statement/prospectus. As discussed in the section titled “Cautionary Note Regarding Forward-Looking Statements,” the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements.

Key Events and Recent Developments

On March 10, 2025, the Company entered into a Merger Agreement with RABLBX Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of the Company (“Merger Sub”) and REalloys Inc. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, REalloys will merge with and into Merger Sub, Merger Sub will cease to exist and REalloys will become a wholly-owned subsidiary of the Company (the “Merger”). At the closing of the Merger (the “Closing”), the holders of capital stock and outstanding instruments convertible into or exercisable for capital stock of REalloys will receive shares of common and preferred stock of the Company, $0.001 par value, based on an exchange ratio formula in the Merger Agreement (the “Exchange Ratio”) or as otherwise agreed to in the Merger Agreement, which is subject to adjustment in the event the parties raise capital in excess of certain thresholds. Immediately following Closing, based upon the Exchange Ratio, pre-Closing stockholders of the Company are expected to collectively retain approximately 7.3% of the post-Close aggregate common stock of the Company, par value $0.001 (the “Company Common Stock”) and holders of REalloys capital stock and instruments convertible into or exercisable for capital stock of the REalloys will receive as merger consideration newly issued shares of Company Common Stock representing approximately 92.7% of the post-Close aggregate as common and preferred stock of the Company.

Overview

We are a financial technology and social media hybrid platform offering real-time proprietary analytics and news for stock and options traders of all levels. Our web-based software employs “predictive technology” enhanced by artificial intelligence to find volatility and unusual market activity that may result in the rapid change in the trading price of a stock or option. Our Blackbox System continuously scans the NASDAQ, NYSE, CBOE, and other options markets, analyzing over 10,000 stocks and up to 1,500,000 options contracts multiple times per second. We also provide our users with a fully interactive social media platform that is integrated into our dashboard, enabling our users to exchange information and ideas quickly and efficiently including the ability to broadcast on their own channels to share trading strategies and market insight within the Blackbox community.

Subscriptions for the use of the platform are sold on a monthly and/or annual subscription basis to individual consumers through our website

Our principal office is located at 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240 and our telephone number is (972) 726-9203. Our Common Stock is listed on the Nasdaq Capital Market under the symbol “BLBX.” Our corporate website is located at https://blackboxstocks.com.

Basis of Presentation

The accompanying financial statements have been prepared in assumption of the continuation of the Company as a going concern, which is dependent upon the Company’s ability to obtain sufficient financing or establish itself as a profitable business. For the three months ended March 31, 2025, the Company incurred an operating loss of $887,666 and a net loss of $829,133. In addition, for the year ended December 31, 2024, the Company incurred an operating loss of $3,309,064 and a net loss of $3,471,227. Cash flows used in operations were $643,730 for the three months ended March 31, 2025, and $705,725 for the year ended December 31, 2024. The Company had cash of $215,346 as of March 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. On March 10, 2025, the Company entered into a Merger Agreement with its wholly owned Merger Sub and REalloys. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, REalloys will merge with and into Merger Sub, Merger Sub will cease to exist and REalloys will become a wholly-owned subsidiary of the Company. At the Closing of the Merger, the holders of capital stock and outstanding instruments convertible into or exercisable for capital stock of REalloys will receive shares of common and preferred stock of the Company, $0.001 par value, based on an Exchange Ratio formula in the Merger Agreement or as otherwise agreed to in the Merger Agreement, which is subject to adjustment in the event the parties raise capital in excess of certain thresholds. Immediately following Closing, based upon the Exchange Ratio, pre-Closing stockholders of the Company are expected to collectively retain approximately 7.3% of the post-Close aggregate Company Common Stock and holders of REalloys capital stock and instruments convertible into or exercisable for capital stock of the REalloys will receive as merger consideration newly issued shares of Company Common Stock representing approximately 92.7% of the post-Close aggregate as common and preferred stock of the Company. The Company believes that REalloys will be able to raise substantial capital and has completed a financing that will provide $5,000,000 upon completion of the Merger. Closing of the Merger is subject to various customary closing conditions including but not limited to the SEC declaring the registration statement effective, approval of REalloys initial listing application by Nasdaq, and stockholder approval.

In addition, the Company entered into a Securities Purchase Agreement dated with Five Narrow Lane LP, on January 17, 2025 (which was later amended on January 27, 2025 pursuant to which the Company agreed to issue, and Five Narrow Lane LP agreed to purchase, a series of debentures (the “Purchase Agreement”). The Purchase Agreement provides for financing of up to an aggregate principal amount of $2,300,000 of which $1,800,000 has been received. An additional $500,000 will be funded when the Merger Registration Statement is declared effective by the SEC. There can be no assurance that the Merger with REalloys will be completed and the related financing will be received.

The Company has historically been able to raise capital in order to fund its operations and on January 31, 2025, the Company filed a shelf registration statement on Form S-3 for the sale of up to $50,000,000 of securities. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000. There can be no assurance that the Company will be able to raise any capital or on what terms.

The financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

Recently Issued Accounting Pronouncements

During the year ended December 31, 2024 and through March 20, 2025, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

All other new accounting pronouncements issued but not yet effective or adopted have been deemed not to be relevant to us, hence are not expected to have any impact once adopted.

Summary of Significant Accounting Policies

Use of Estimates

The Company’s financial statement preparation requires that management make estimates and assumptions which affect the reporting of assets and liabilities and the related disclosure of contingent assets and liabilities in order to report these financial statements in conformity with GAAP.  Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Derivative Financial Instruments

FASB ASC Topic 820, Fair Value Measurement requires bifurcation of certain embedded derivative instruments, and measurement at their fair value for accounting purposes. A holder redemption feature embedded in the Company’s notes payable requires bifurcation from its host instrument and is accounted for as a freestanding derivative.

Software Development Costs

The Company accounts for software development costs pursuant to ASC Topic 985-Software, which requires that the costs incurred for planning, designing, coding and testing of software prior to technological feasibility be recorded as research and development expenses as incurred. Such costs include both internal development and engineering costs as well as development expenses contracted through third parties.

Income Taxes

The Company will recognize deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Management evaluates the probability of the realization of its deferred income tax assets.  Management determined that because the Company has not yet generated taxable income, it is unlikely that a tax benefit will be realized from these operating loss carry forwards. Accordingly, the deferred income tax asset is offset by a full valuation allowance.

In accordance with ASC Topic 740, Income Taxes, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be capable of withstanding examination by the taxing authorities based on the technical merits of the position. These standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Share-Based Payment

All share-based payments to employees, directors and contractors, including grants of stock options, restricted shares or warrants, are recognized in the statement of operations based on their fair values at the time of grant in accordance with ASC Topic 718, Compensation - Stock Compensation.

During the period ended December 31, 2023, the Company calculated the fair value of the options granted based on assumptions used in the Cox-Ross-Rubinstein binomial pricing model using the following inputs: the price of the Company’s common stock on the date of issuance; risk-free interest rate ranging from 3.73% to 4.44%, expected volatility ranging from 130% to 140% based on the volatility of the Company’s common stock, various exercise prices, and terms of 10 years. No options or warrants were issued by the Company for the year ended December 31, 2024

Liquidity and Capital Resources

At March 31, 2025, we had cash and marketable securities totaling $215,346 as compared to cash and marketable securities totaling $17,036 at December 31, 2024. Our cash flows used in operations were $643,730 for the three months ended March 31, 2025, as compared to $353,803 for the same period in the prior year.

Net cash used in investing activities was $0 and $3,303 for the three months ended March 31, 2025 and 2024, respectively. We don’t expect investing activities to require significant capital in the next twelve months.

The Purchase Agreement between the Company and Five Narrow Lane LP provides for financing of up to an aggregate principal amount of $2,300,000 of which $1,800,000 has been received. An additional $500,000 is expected to be funded when the Merger Registration Statement is declared effective by the SEC. The funds received under the Purchase Agreement will be used (in part) to pay for expenses relating to the Merger Agreement including legal, accounting, filing, financial printing and other fees. There can be no assurance that the Merger with REalloys will be completed and the related financing will be received. Many of the expenses may be incurred even if the Merger with REalloys is not consummated.

The company filed a shelf registration statement on Form S-3 for the sale of up to $50,000,000 of securities. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000. There can be no assurance that the Company will be able to raise any capital or on what terms pursuant to the shelf registration statement.

As noted above, the Company intends to pursue the planned Merger with REalloys, however, there can be no assurance that it will be able to complete the Merger or that such Merger will provide the Company with sufficient liquidity to fund its operations. In addition, the Company may need to raise additional debt or equity capital in order to fund its operations. There can be no assurance that the Company will be able to do so or on acceptable terms.

Results of Operations

Comparison of Three Months Ended March 31, 2025 and 2024

For the three months ended March 31, 2025, our revenue was $587,078, as compared to $649,420, for the three months ended March 31, 2024. The decline in revenue of 9.6% was due to fewer subscribers in the current year as well as slightly lower revenue per subscriber. Average subscribers for the three months ended March 31, 2025, was 2,707 as compared to 2,996 for the prior year period. Average monthly revenue per subscriber was $69.22 for the three months ended March 31, 2025, as compared to $72.19 in the prior year period. Other revenue for the period ended March 31, 2025 consisted primarily of education revenue which is a new product for the Company. We expect revenue from educational offerings to increase significantly in future periods.

Cost of revenues for the three months ended March 31, 2025, and 2024 were $343,003 and $357,958, resulting in gross margins of 41.6% and 44.9%, respectively. The primary components of cost of revenues include costs related to data and news feed expenses for exchange information which comprise the majority of the costs, as well as the costs for program moderators.

For the three months ended March 31, 2025, operating expenses were $1,131,741 as compared to $1,155,428 for the same period in 2024, a decrease of $23,700 or 2.1%. Software development costs decreased only slightly in the current period to $105,982. Selling, general and administrative expenses increased from $95,929 for the three months ended March 31, 2024, to $958,521 for the three months ended March 31, 2025. The increase was primarily driven by higher professional fees associated with the pending Merger with REalloys. Advertising and marketing expenses decreased by $67,394 or 50.8% from $132,723 for the three months ended March 31, 2024, to $65,329 for the three months ended March 31, 2025, as the Company continues to reposition its marketing strategy. The Company may incur additional marketing expense in connection with its educational products the during the balance of 2025.

Our loss from operations for the three months ended March 31, 2025, was $829,133 as compared to a loss from operations of $863,711 for the prior year period.

Other income and expense included $9,250 in interest expense primarily related to the debennture issued in 2025 as well as financing costs of $81,973 related to our merchant cash advances. We expect the financing costs related to the merchant cash advances to terminate in July of 2025 and for our interest expense to increase as a result of the debenture issued in the first quarter as well as additional draws that have been or will be made under the Securities Purchase Agreement. Other income of $157,546 relates to an ERC credit the Company was informed it would receive in the second quarter of 2025 and has also been classified as other receivable on the consolidated condensed balance sheet.

Comparison of Years Ended December 31, 2024 and 2023

For the years ended December 31, 2024 and 2023, the Company’s revenue was $2,566,946 and $3,106,026, respectively. The decrease of $539,080 or 17.4% was driven primarily by a decline in subscribers which we believe was due to a number of factors including an increase in competition from both legitimate competitors and illegitimate competitors. Illegitimate competitors include sites or chat rooms that sell pirated data from companies such as (and including) Blackbox. Our average subscriber count for the year ended December 31, 2024 was 2,998 or 12.1% lower than the year ended December 31, 2023. Average monthly revenue per subscriber was $72.24 per month for the year ended December 31, 2024 as compared to $75.88 for the year ended December 31, 2023. The Company continues to run periodic promotions that offer discounts from our regular monthly subscription of $99.97 and annual subscription price of $959.00. This included a Cyber Monday/Black Friday promotion of a 2-year membership for $1,198 in 2023. Gross margin for the year ended December 31, 2024 was $1,129,663 or 44.0% of revenues as compared to gross margin for the year ended December 31, 2023 of $1,439,834 or 46.4% of revenues. The decrease in the gross margin percentage from 2023 to 2024 was due to a slightly lower average revenue per subscriber and poorer fixed cost absorption. The primary costs of operating our platform include data feeds of real time prices from exchanges, news feeds, personnel costs of our moderators as well as general system expenses.

For the year ended December 31, 2024, our operating expenses decreased from $6,737,505 in 2023 to $4,438,727 in 2024. This decrease of $2,298,778 or 34.1% was due to substantially lower expenses in most operating areas. Software development expenses declined by $505,776 as 2023 expenses included expenditures related to the release of our mobile application, Stock Nanny. We expect our development expenses in 2025 to remain at their current level. Advertising and marketing expenses declined by $193,528 in 2024 as compared to 2023. 2024 Advertising and marketing expenses of $436,456 declined as we continue to seek higher returns on our digital marketing expenses while social media platforms continue to modify their systems. We expect to spend substantial capital in marketing Stock Nanny once we have raised sufficient funds to do so. Our selling, general and administrative costs decreased by $1,572,095 or 30.6% to $3,568,296 for the year ended December 31, 2024. Lower stock-based compensation accounted for $1,085,400 of the decline while employee and outside consulting compensation also decreased by a combined $454,318. Legal fees increased by $278,614 in 2024 due to costs incurred in connection with the Evtec Share Exchange transaction which was terminated in January 2025.

For the year ended December 31, 2024, other expense was $162,163 as compared to other income of $633,216 for the year ended December 31, 2023. The 2024 expense was comprised primarily of financing expense related to merchant cash advances. The year ended December 31, 2023 included other income of $575,000 related to the extension agreement for the Evtec Share Exchange transaction executed with the Evtec Companies.

EBITDA (Non-GAAP Financial Measure)

We report our financial results in accordance with accounting principles generally accepted in the United States of America (“GAAP”). However, management believes the presentation of certain non-GAAP financial measures provides useful information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations, and that when GAAP financial measures are viewed in conjunction with the non-GAAP financial measures, investors are provided with a more meaningful understanding of the Company’s ongoing operating performance. In addition, these non-GAAP financial measures are among the primary indicators management uses as a basis for evaluating performance. For all non-GAAP financial measures in this release, we have provided corresponding GAAP financial measures for comparative purposes in the report.

EBITDA is defined by us as net income (loss) before interest expense, income tax, depreciation and amortization expense and certain non-cash items. EBITDA is not a measure of operating performance under GAAP and therefore should not be considered in isolation nor construed as an alternative to operating profit, net income (loss) or cash flows from operating, investing or financing activities, each as determined in accordance with GAAP. Also, EBITDA should not be considered as a measure of liquidity. Moreover, since EBITDA is not a measurement determined in accordance with GAAP, and thus is susceptible to varying interpretations and calculations, EBITDA, as presented, may not be comparable to similarly titled measures presented by other companies.

Reconciliation of net loss to EBITDA

	Year ended December 31,
	2024	2023
Net loss	$(3,471,227)	$(4,664,455)
Adjustments:
Interest expense and financing costs	132,571	633
Investment income	(348)	(58,849)
Depreciation and amortization expense	16,031	43,410
Stock based compensation	368,662	1,454,062
Total Adjustments	516,916	1,439,256
EBITDA	$(2,954,311)	$(3,225,199)

	Three Months Ended March 31,
	2025	2024
Net loss	$(829,133)	$(671,745)
Adjustments:
Interest expense	9,250	93
Investment income	-	(348)
Depreciation and amortization expense	9,699	8,373
Financing costs	81,973	-
Stock based compensation	53,167	114,666
Total adjustments	$154,089	$122,784
EBITDA	$(675,044)	$(740,927)

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Information About REALLOYS

The following section describes the business and operations of REalloys, which will be a substantial portion of the business and operations of the Combined Company following the consummation of the merger. As used in this section, the terms “REalloys,” “the Company,” “we,” “our,” and “us” refer to REalloys Inc. and its subsidiaries.

Overview and Corporate History

We are building a North American integrated rare earth to high-performance neodymium iron boron (“NdFeB”) magnet materials and magnet company focused on meeting the demands of the protected markets of the United States (collectively, the “US Protected Markets”), which includes the US National Defense Stockpiles (“NDS”), Defense Industrial Base (“DIB”), Nuclear Industrial Base (“NIB”), robotics, electric aviation and critical infrastructure industries. Our mission is to focus on meeting US national strategic interests for high-performance NdFeB magnet materials and magnets by exclusively servicing the demands of US Protected Markets. From a US national security perspective, magnet materials and magnets provided to and utilized by the US Protected Markets are either required under federal laws to be, or reasonably expected to be, sourced from a verified North American supply chain.

We have adopted a structured approach to building our North American rare earth (“RE” or “rare earth”) to high performance NdFeB magnet materials and magnet supply chain through (i) producing magnet materials and magnets that meet the performance requirements of US Protected Markets clients and (ii) building capacity to meet the demand of US Protected Market clients on a timetable to meet the demand of US Protected Market clients. In line with this structured approach, REalloys initially acquired 100% of Strategic Metals Development Inc. (“Strategic Metals”) in May 2024. Strategic Metals owns 100% of the Hoidas Lake Rare Earth Element Project (the “HLREE”) in Saskatchewan, Canada. The HLREE comprises 14 contiguous mineral claims with a total area of 12,522 hectares (31,300 acres). We believe that the HLREE has the potential to be a long-term North American source of rare earth material as a primary feedstock for the REalloys magnet materials and magnet integrated supply chain.

The second phase in establishing our North American integrated supply chain is our acquisition of PMT Critical Metals Inc. (“PMTCM”) in March 2025. Following the consummation of the acquisition on March 31, 2025, PMTCM became a wholly-owned subsidiary of REalloys. Pursuant to the PMTCM Share Exchange Agreement, REalloys was required to complete a capital injection of $1.75 million into PMTCM for the purchase of additional equipment and working capital by June 30, 2025 (subject to an automatic extension of up to ninety (90) days if the completion of the transactions contemplated by the PMTCM Share Exchange Agreement are delayed as a result of PMTCM inability to transfer the assets, intellectual property and contracts on a free and clear title basis). On June 22, 2025, the parties executed an Amendment to the PMTCM Share Exchange Agreement, pursuant to which: (I) the schedule of required capital infusion by REalloys was revised as follows: (a) $400,000 to be injected on or before June 30, 2025; (b) $200,000 to be injected on or before July 31, 2025; (c) $200,000 to be injected on or before August 31, 2025; and (d) the balance of $950,000 to be injected on or before the earlier of (i) September 30, 2025; and (ii) the date that is five (5) days after the date that REalloys completes a capital raise of no less than US$5,000,000 and (II) the completion deadline for consummation of all transactions contemplated by the PMTCM Share Exchange Agreement was extended to September 30, 2025 (subject to an automatic extension of up to ninety (90) days if the completion of the transactions contemplated by the PMTCM Share Exchange Agreement are delayed as a result of PMTCM inability to transfer the assets, intellectual property and contracts on a free and clear title basis). As of the date of this joint proxy and consent solicitation statement/prospectus, all of the foregoing payments, other than the upcoming August 31, 2025, and September 30, 2025, payments have been made.

PMTCM has industry specific resources required for the metallization of rare earth oxides to rare earth metals and the production of high-performance NdFeB magnet materials and magnets. PMTCM’s facility (the “Euclid Magnet Facility”), which we acquired pursuant to the PMTCM Share Exchange Agreement, is in Euclid, Ohio. Currently, the Euclid Magnet Facility produces rare earth metals and magnet materials for the Defense Logistics Agency (“DLA”), the US Department of Energy’s (“DOE”) AMES National Laboratory (“AMES”) and NdFeB magnet industry clients. We currently intend to expand production capacity in 2025 at the Euclid Magnet Facility to meet a material portion of US Protected Markets’ demand by the second quarter of 2026.

We are continuing to evaluate additional opportunities to strengthen our integrated North American magnet and magnet materials supply chain and improve resiliency, capabilities and capacity.

Our Corporate History

We were incorporated in the State of Nevada in May 2024 under the name Eagle Ridge Resources Inc., and in December 2024, we changed our name to REalloys Inc. to more accurately reflect our objectives to become a North American integrated magnet materials and magnet supply chain company. In May 2024, we acquired 100% of Strategic Metals, which holds 100% of the upstream HLREE project. In March 2025, we acquired 100% of PMTCM, which operates the downstream Euclid Magnet Facility. We maintain an Internet website at www.realloys.com. Information contained in, or that can be accessed through, our website is not incorporated by reference into this joint proxy statement/prospectus, and you should not consider information on our website to be part of this joint proxy statement/prospectus or in making investment decisions.

In connection with our acquisition of PMTCM in March 2025, we anticipate that our corporate headquarters will be relocated to Euclid, Ohio from Boca Raton, Florida.

Rare Earth Industry Overview

The global rare earth magnet industry has experienced rapid growth over the past decade according to the 2024 Statistical Review of World Energy by the Energy Institute, driven by the rise of electric vehicles, renewable energy technologies, and advanced electronics. NdFeB magnets are crucial to these technologies due to their high magnetic strength and resistance to demagnetization. As nations push globally for cleaner energy solutions and decarbonization, the demand for NdFeB magnets is expected to continue growing significantly as noted by the U.S. Department of Energy in its 2022 supply chain deep dive assessment “Rare Earth Permanent Magnets” (the “2022 DOE Report”).

However, the industry faces notable challenges. China currently dominates the global supply chain of the world’s rare earth element (“REE”) production. This creates supply chain vulnerability for other nations, particularly the United States, as geopolitical tensions and export restrictions (such as China’s December 2023 rare earth technology export ban) could disrupt access to these critical materials. Additionally, REE extraction and processing is generally environmentally challenging, requiring the development of more sustainable and efficient technologies to meet global demand while minimizing potential environmental impact.

Despite these challenges, we believe that both the domestic and global rare earth magnet industries are poised for substantial growth. The global shift toward electrification of transportation, the rise of wind energy, and the ongoing demand for advanced electronics create significant opportunities for manufacturers that can establish stable and sustainable supply chains. The automotive industry is a major purchaser of NdFeB magnets, particularly in connection with the production of electric vehicles that require NdFeB magnets for traction motors, which are crucial components to the performance and efficiency of electric cars. As countries set aggressive targets for electric vehicle adoption in an effort to combat climate change, the demand for NdFeB magnets is expected to surge over the next decade, as noted in the 2022 DOE Report. Even in a potential scenario of slower growth for electric cars that is now possible in the United States due to the anticipated changing policies of the Trump administration, there are significant growth opportunities for domestic supply of NdFeB magnets in the existing domestic market due to potential instability in supply of rare earth magnets from China. In addition, growth in EV sales globally outside of China and the United States remains robust. Similarly, wind turbines rely on NdFeB magnets for their generators, which convert wind energy into electricity. As governments worldwide set ambitious targets for increasing the share of renewable energy in their power grids, the installation of new wind turbines is expected to rise, further driving the need for NdFeB magnets as noted in the 2022 DOE Report. While the recent Trump administration’s executive order to stop the building of wind turbines on federal lands and offshore may slow down the growth of this industry in the United States, we believe that global growth in wind power outside of China will continue to increase, and existing infrastructure projects in the United States will need to be maintained and have their parts replaced in the coming years. In addition, the use of magnets includes a wide variety of other industries, including industries as diverse as robotics, medicine, semiconductors, computing, power tools, among others. Importantly, the defense industry is a critical consumer of NdFeB magnets, which uses them in precision-guided munitions, radar systems, aerospace technology, and naval craft. As nations invest in not only modernizing their defense capabilities, but also in purchasing from safer domestic supply, the demand for domestic NdFeB magnets in defense technologies is expected to continue to grow as noted in the DOE Report.

We believe that in focusing exclusively on the demands of the US Protected Markets for high-performance magnet materials and magnets, we are well-positioned to be a leading North American source of supply for the NDS, the DIB, Nuclear Industrial Base, robotics, electric aviation and critical infrastructure industries. The US Protected Markets’ annual magnet demand is approximately 3-5% of total US magnet demand.

Process

High-performance NdFeB magnet materials and magnets are comprised of light rare earth elements (“LREE”), Neodymium (“Nd”) and Praseodymium (“Pr”), and heavy rare earth elements (“HREE”), Dysprosium (“Dy”), Terbium (“Tb”), Iron (“Fe”) and Boron (“B”). There is a direct correlation in the higher amount of heavy rare earth elements within magnet materials the greater the performance characteristics of the magnet. High-performance magnets are in high demand for use within the DIB and other US Protected Markets. We are focused on meeting the demands of US Protected Markets.

We acquired HLREE, as the deposit has both LREE and HREE and acquired PMTCM because of its downstream know-how and capabilities in processing heavy rare earth oxides to produce Dy and Tb metals for high-performance magnets. We anticipate these acquisitions will strengthen our North American supply chain for high-performance magnets and by further investing in other rare earth element sources, direct & indirect LREE/HREE separation, and additional heavy rare earth, magnet materials & magnet capabilities and capacity, REalloys will be capable of supplying a significant portion of US Protected Market demand commencing in Q2 2026. We anticipate that our supply chain will flow downwards through three operational functions, our upstream operations (HLREE and other primary & secondary RE sources), our midstream operations (SRC Separation Facilities on a toll operating basis) and our downstream operations (the Euclid Magnet Facility).

Upstream Operations

Hoidas Lake Rare Earth Element Project (“HLREE”)

On May 29, 2024, we entered into a share purchase agreement with Strategic Metals, pursuant to which we acquired 100% of Strategic Metals, which holds 100% of the HLREE (the “Strategic Metals Agreement”). Pursuant to the terms of the Strategic Metals Agreement, the purchase price to be paid by REalloys is an aggregate sum of $46,500,000, plus potential additional cash payment(s) totalling a maximum of $3,392,500, based upon the date such additional payments are made, for a total purchase price of up to $49,892,500. The purchase was consummated on May 29, 2024.

The HLREE comprises 14 contiguous mineral claims over a total area of 12,522 hectares (31,300 acres) in the northern Saskatchewan region in Saskatchewan, Canada, approximately 34 miles northeast of Uranium City.

The property is centered on 59⁰55 N Latitude, 107⁰49’ W Longitude. The claims are situated on NTS map sheet 74-O-13 in the northern mining district of Saskatchewan and are contiguous. The location map of HLREE is included below.

Figure: Location Map for HLREE

William J. Lewis, P.Geo. of Micon International Limited (“Micon”) prepared a S-K 1300 Techncial Report (“Technical Report”) on HLREE dated 6 December 2024 states a Mineral Resource Estimate in the Measured and Indicated (“M&I”) Categories of 2,153,000 tonnes of Total Rare Earth Oxides (“TREO”) at 1.906% located within the JAK zone of the deposit. The key light and heavy rare earth elements relevant for REalloys business model of producing high-performance magnet materials and magnets are the ratios of 26.8% Nd/Pr oxides and 0.52% of Dy/Tb oxides measured against total TREO.

The effective date of the above mineral resource estimates is October 30, 2024, and determined using a Net Smelter Return (“NSR”) cut-off value of $328.33/t.

The estimated mineral resource must have reasonable prospects for eventual economic extraction. To assess the economic value of the Hoidas Lake Deposit, Micon adopted an NSR approach with the bulk of the economic value at Hoidas Lake focused on the Light Rare Earth Elements (LREEs). Uranium and Thorium were added to the block model but not added to the resource estimation because they are both considered to be deleterious elements, the effects of which need to be mitigated during any potential mining process.

Table below summarizes the economic parameters used for the NSR calculation.

Economic Assumptions for the NSR Calculation

Pricing and Costs	Description	Units	Value*	Comments
Rare Earth Oxide Pricing	Lanthanum oxide (La2O3)	US$/kg	1.25	Oxide factor = 1.173 (20.44% REO)
	Cerium oxide (CeO2)	US$/kg	1.03	Oxide factor = 1.228 (46.62% REO)
	Praseodymium oxide (Pr6O11)	US$/kg	95.00	Oxide factor = 1.208 (5.97% REO)
	Neodymium oxide (Nd2O3)	US$/kg	95.00	Oxide factor = 1.166 (20.57% REO)
	Samarium oxide (Sm2O3)	US$/kg	2.14	Oxide factor = 1.160 (2.71% REO)
	Europium oxide (Eu2O3)	US$/kg	27.82	Oxide factor = 1.158 (0.54% REO)
	Gadolinium oxide (Gd2O3)	US$/kg	25.82	Oxide factor = 1.153 (1.24% REO)
	Terbium oxide (Tb4O7)	US$/kg	1,500.00	Oxide factor = 1.176 (0.11% REO)
	Dysprosium oxide (Dy2O3)	US$/kg	375.00	Oxide factor = 1.148 (0.35% REO)
	Holmium oxide (Ho2O3)	US$/kg	74.61	Oxide factor = 1.146 (0.00% REO)
	Erbium oxide (Er2O3)	US$/kg	44.15	Oxide factor = 1.144 (0.24% REO)
	Thulium (Tm2O3)	US$/kg	114.98	Oxide factor = 1.142 (0.00% REO)
	Ytterbium oxide (Yb2O3)	US$/kg	14.27	Oxide factor = 1.139 (0.05% REO)
	Lutetium oxide (Lu2O3)	US$/kg	770.32	Oxide factor = 1.137 (0.00% REO)
	Yttrium oxide (Y2O3)	US$/kg	5.99	Oxide factor = 1.270 (1.17% REO)
Operating Costs, Metallurgical Recovery and Grade, Royalties	Underground Mining	US$/t	70.0	Assuming a long hole mining method
	Beneficiation plant	US$/t	25.0
	Hydrometallurgical plant	US$/t	166.67
	General and Administration (G&A)	US$/t	66.67
	Metallurgical Recovery	%	70.0	Based on GRINM Testwork Jan. 2009
	Conc. Transportation	US$/t	250.0	Assumed to be dry concentrate.
	TREO Conc. Grade	%	65.0
	Dubnick Royalty	%	1.8	From NSR, CA$1M max. over the LOM.

*	Note: REE value pricing for La, Pr, Nd, Tb and Dy sourced from 2024 Ashram REE Deposit Report and the other REEs sourced from the Ginger International Trade & Investment Pte., Ltd. website https://giti.sg/ in October 2024.

Internal Controls Over Mineral Exploration and Mineral Resource and Reserve Estimation. REalloys has internal controls for reviewing and documenting the information supporting the mineral resource and mineral reserve estimates, describing the methods used, and ensuring the validity of the estimates. Information that is used to compile mineral resources and reserves is prepared and certified by appropriately qualified persons at the project sites and is subject to our internal review process which includes review by appropriate management and a Qualified Person employed by REalloys. The corporate Qualified Person presents the mineral resource and reserve information to the REalloys Technical Committee for their review on a periodic basis.

Exploration History. The HLREE and adjoining areas have been explored for nearly 90 years. During this time, the HLREE mineral claims have been owned by a number of exploration companies, as further described below.

A significant portion of the exploration work to date has focused on the north end of Hoidas Lake, which is approximately 600 m wide (southeast to northwest) and at least 1,000 m long (southwest to northeast) and includes the JAK zone (the “JAK Zone”) located on the Hoidas Nisikkatch Fault. There are additional areas of interest within the HLREE including a 300 m-wide zone at the southwest end of Hoidas Lake which includes the Hoidas South showing. The latter zone was only examined over a minimum strike length of about 200 m, but there are other known occurrences located farther southwest along the Nisikkatch–Hoidas Shear Zone.

The 2024 Mineral Resource Estimate as per the Technical Report states that HLREE has reasonable prospects for eventual economic extraction. Further exploration and metallurgical test work will be necessary to refine the extent and nature of economic REE mineralization.

1936 to 1965

Regional mapping of the HLREE area commenced in 1936 by the Geological Survey of Canada. The original recorded claims at the Hoidas Lake property were staked in 1950. Trenching of the main exposure occurred during this time, period, however there are limited records due to government restrictions on uranium development at the time. In 1961, an airborne radiometric and electromagnetic survey was undertaken by the Canadian Aero Service on Mineral Permit No. 1, which included the Hoidas Lake area. In 1965, six claims were staked to cover the main showings at Hoidas Lake. Radiometric surveys were conducted and widths of 2 m to 5 m along a strike length of 425 m were reported.

1980 to 1999

In the 1980s, there were several uranium and thorium exploration programs undertaken in the Hoidas Lake region and other adjoining regions.

In 1996, the first metallurgical work on Hoidas Lake samples was conducted. The results showed recoveries of 97.6% for the REE through gravity concentration and hydrochloric acid leaching. In 1999, a trenching and sampling program occurred at Hoidas Lake, intersecting several REE-bearing veins and petrographic, assay, and geochemical studies were undertaken on the samples.

1999 to 2012

In 2001, the first drilling program at Hoidas Lake along with magnetometer and very-low-frequency-electromagnetic (“VLF-EM”) surveys occurred. Additionally in 2001, analytical and metallurgical test work was done on the drill core. This work included the viability of concentration and dissolution of what is now termed the JAK Zone, and some initial environmental testing. A number of new elements were identified in the Hoidas Lake mineralization through this work. In 2004, a 2,000 kg bulk sample was acquired through regional prospecting. A budget and work program for future development at the property was proposed. The program extended the geophysical coverage of the property, provided infill drilling of the 2001 program, and recommended further metallurgical testing and commencement of environmental baseline studies. Also in 2004, further mineralogical work on 2001 drill core was undertaken.

In 2005, a second drilling program was undertaken. Additionally, magnetometer and VLF-EM surveys were extended to tie into the work from the 2001 program and aerial photogrammetry began with some over flights.

In the winter of 2006, a third drilling program was undertaken. The results confirmed the continuity of the vein system along strike of the northern half of the JAK Zone, as well as further delineating the Hanging Wall Zone intersected in 2005.

In the summer of 2006, a land-based VLF-EM survey work was carried out. This was an extension of the 2005 work that could not be completed due to weather conditions. In the winter of 2007, a bulk sample was taken at the JAK Zone from 32 diamond core drill holes, constituting the fourth drilling program at Hoidas Lake. 13.8 tonnes of metallurgical sample were extracted for use as feed for pilot-plant-scale testing.

A fifth drilling program took place in the winter and summer of 2008 which included a geotechnical investigation for a possible future tailings pond location at Hoidas Lake. The fifth drilling program was designed to extend the strike and dip of the JAK Zone.

A mapping and radiometric prospecting program was carried out during the summer of 2012. with three main areas of interest being located and several isolated occurrences of mineralization were also found.

2012 to 2024

No work was done on the HLREE from 2012 to September 2024. During this time, Axiom Geophysics and Remote Sensing flew 1,375 kilometers of airborne magnetics and radiometric surveys on our behalf.

Importantly, 13.8 tonnes of bulk samples and drilling core from prior exploration programs are stored in a container at the Saskatchewan Research Council, Saskatoon and will be used for re-sampling and additional metallurgical & beneficiation testing. Further there are significant additional drill core samples stored on-site at HLREE.

Metallurgical and Beneficiation Test work Completed to Date. The Hoidas Lake region includes both rare earth elements and phosphorus (apatite) mineralization. The rare earth metals at the HLREE are primarily found in the bastnasite and allanite minerals and, secondly, in the monazite, parasite, thorite and apatite minerals.

Test work related to mineral processing and extractive metallurgy using composite samples representing the mineralization at the Hoidas Lake deposit was initiated in 2001 and continued into 2012. A number of programs have been completed using well known test laboratories located in Canada, the US and China.

The most recent study was completed by a Chinese technical institute in 2012. The study indicated that it is technically feasible to recover a RE concentrate in the form of a mixed RE carbonate and phosphorus, such as a Nitrogen-Phosphorus fertilizer. The process involves flotation and magnetic separation to produce a rare earth concentrate and an apatite concentrate. These concentrates are then treated separately, using conventional hydrometallurgical technologies to extract RE and phosphorus. The overall RE recovery is approximately 70% and phosphorus recovery is approximately 93%.

Additional test work will be undertaken to first confirm then optimize the process flowsheet developed so far. The objective of this additional work is to finalize the best technical and economic process solution for HLREE. The 13.8 tonnes of HLREE bulk samples and drill core held off-site at the Saskatchewan Research Council, Saskatoon facilities provide sufficient material for a next phase of test work.

Phases of Projected Development. Based on REalloys management’s estimates and assumptions, expected timeframes for commencement and completion of exploration, metallurgical testing, feasibility study and permitting for each phase of development are set forth below:

●	Exploration Phase 1, which includes initial drilling and metallurgical testing, is projected to commence in March 2026 and projected to complete in August 2026.

●	Exploration Phase 2, which includes additional drilling and metallurgical testing, is projected to commence in March 2027 and projected to complete in August 2027.

●	Permitting for Phase 1 is expected to be completed by September 2025.

●	Permitting for Phase 2 is expected to be completed by September 2026.

●	Upon completion of the Phase 2 program, further economic studies will commence and is expected to be completed by January 2028.

The HLREE Technical Report recommends Phase I total exploration expenditures of CAD$1,873,089, plus baseline environmental studies of CAD$795,000. Additionally, we anticipate that we will be undertaking additional assays and metallurgical test work on the 13.8 tonnes of bulk samples held off-site at the Saskatchewan Research Council.

Metallurgical and beneficiation test work results to date indicate that it is technically feasible to recover rare earth concentrate and phosphorus in the form of a mixed rare earth carbonate and Nitrogen-Phosphorus fertilizer from the HLREE. We internally estimate that the historical exploration and metallurgical test work completed to date on HLREE would require five years and $40 million to replicate.

Permitting Requirements. In order to conduct the Phase 1 Exploration Program on the Hoidas property, REalloys must first obtain permits to carry out the work. The necessary permits to be obtained from Saskatchewan Environment include one or more of the following:

a)	Work Permit. REalloys has submitted a Mineral Exploration Permit Application to the Saskatchewan Ministry of Environment (MOE file number 24-15-M0330) and accepted on November 26, 2024. To complete the award for the Phase 1 Exploration Program Permit, REalloys is in the duty to consult phase. The Phase 1 Exploration Program is scheduled to commence in Q1 2026. Work Permit Application preparation and filing fees are approximately CAD10,000. Delays in receiving the Work Permit will postpone the commencement of the Phase 1 Exploration Program.

b)	Work Camp Permit. The Work Camp Permit application is attached to the Work Permit application and is required prior to commencement of the Phase 1 Exploration Program.

c)	Timber Permit. As of the date of this filing, a timber permit/license has not been applied for as it is only required if/when trees of a certain diameter are being harvested within specified areas such as provincial parks or protected land. REalloys does not intend to harvest any trees in excess of the diameter for the Phase 1 Exploration Program.

d)	Shore Line Alteration Permit. As of the date of this filing, a shoreline alteration permit has not been applied for as REalloys does not intend to install a permanent dock for the Phase 1 Exploration Program. Permit applications must be submitted approximately 2 months in advance of the expected initiation of the field work. In addition, it will be necessary to obtain a permit to carry out work from Department of Fisheries and Oceans if any of the work is to take place on or near navigable waters.

As stated in the Technical Report, Micon is not aware of any significant factors or risks besides those discussed in the Technical Report that may affect access, title or right or ability to perform work on the property by REalloys or any of its contractors. It is Micon’s understanding that further permitting and environmental studies would be required if the Project were to advance beyond the current exploration stage.

Accessibility. Hoidas Lake is located approximately 55 kilometers northeast of Uranium City, on the north side of Lake Athabasca. The site is accessed seasonally by ski- or float-equipped aircraft from Stony Rapids, 130 kilometers southeast, or from Uranium City. Both communities have regularly scheduled commercial flights from Regina or Saskatoon. Stony Rapids has a year-round, permanent road that connects it with the southern communities. A winter road is maintained from Stony River to Uranium City.

Climate. The climate at Hoidas Lake varies seasonally, ranging from daytime high temperatures in the summer up to 30°C and daytime low temperatures of -30°C in winter, with extremes of up to 35°C daytime high temperatures in the summer and -45°C daytime low temperatures in the winter recorded in the recent past. The average monthly precipitation is 53 millimeters in the summer and the average snow cover in the winter is 51 centimeters.

Physiography and Vegetation. The regional topography is relatively low but with localized, rugged relief. Hoidas Lake is at an elevation of 451 m above mean sea level (amsl). Numerous hills and ridges can extend about 100 m above nearby lakes and muskegs. Throughout this area there are lakes, bogs, forest and rock outcroppings. Black spruce and jack pine are the main tree species of the area. Forest fires are a concern in this area, and Fireweed (Epilobium angustifolium) occurs in burnt areas. Lichen species provide ground cover and feather mosses, such as Stair-Step Moss and Hypnum are amongst the undergrowth. Wildlife including black bear, wolverine, moose and timber wolf inhabit this region, with the migratory barren-ground caribou and associated arctic fox often appearing during winter. Bird species in the region include the common loon, greater yellowlegs, white-crowned sparrows and bald eagles, with willow ptarmigans appearing during the winter. Fish species in the region’s lakes include lake trout, arctic grayling, whitefish, walleye and northern pike.

Rock outcrop exposure is generally poor, with less than 5% bedrock surface exposure within the Hoidas Lake region. Glacial outwash and till deposits cover and obscure much of the bedrock. Drainage from the area follows the Tazin River into Great Slave Lake in the northwest territories.

Local Resources and Infrastructure. Local infrastructure and resources are limited. There are some local aggregate deposits near the HLREE, however, the closest permanent housing, buildings and light industries are located in Uranium City. The closest permanent road to HLREE is located at Stony Rapids.

A campsite, among others, will need to be re-established for any further exploration activities or more advanced activities at the HLREE.

The winter exploration season extends from lake ice freeze-up, which generally occurs around mid-December, until lake ice break up, which generally occurs in mid-April. However, these dates vary annually due to weather and other conditions. The portions of the JAK Zone that require drill set-ups from the lake can only be drilled during the winter season, once the lake has frozen over. The summer exploration season extends from approximately the end of May to mid-October, between the end of the lake ice break up to the beginning of lake ice freeze up. Float-equipped aircraft in Stony Rapids, the nearest transportation site, are available from approximately the end of May to early October, depending on the season and the lake ice and weather conditions.

Ownership. In May 2024, we entered into a share purchase agreement (the “Strategic Metals Agreement”) with each of the eight shareholders of Strategic Metals to acquire 100% of Strategic Metals. Strategic Metals owns 100% of the 14 contiguous mineral claims comprising HLREE.

Subject to the terms and conditions provided for in the Strategic Metals Agreement, each of the eight original individual shareholders of Strategic Metals agreed to sell, assign and transfer to us, and we agreed to purchase from each of the original individual shareholders of Strategic Metals, the purchase shares.

Total consideration in the asset acquisition was $50.5 million, consisting of $8.5 million of deferred cash payments, the issuance of special warrants with a fair value of $28.4 million, and the recognition of a deferred tax liability of $13.6 million. As of the date of this joint proxy and consent solicitation statement/prospectus, all of $8.5 million of deferred cash payments have been paid.

Exploration Status. The mineral claims comprising the HLREE are 100% owned by Strategic Metals, which we in turn anticipate we will wholly-own upon the completion of the acquisition of Strategic Metals.

HLREE comprises 14 contiguous mineral claims with a total area of 12,522 hectares (31,300 acres). The mineral claims are in good standing until at least 2027.

The mineral claims were originally field staked, however, these claims are not required to be surveyed, and to date, no surveys have been performed. Mineral claims in Saskatchewan provide the holder with the mineral rights to the mineral disposition, if the appropriate fees and work commitments are met, as detailed in the “Mineral Tenure Registry Regulations, 2012”. These rights do not extend to the surface rights; however, they do provide legal access to the land but with an obligation to consult with stakeholders including trappers, local First Nations and other relevant parties.

To maintain active status, the mineral claims are subject to an annual work commitment of $25 per hectare per annum. For the 14 mineral claims, this amounts to $313,050.00. Mineral claims can be grouped for assessment purposes.

There is a 1.8% NSR royalty agreement on the 14 mineral claims with a non-related third-party which becomes due and payable only when production begins. The NSR royalty has a maximum value of CAD$1,000,000.

Permits and Approvals. The necessary permits to be obtained from Government of Saskatchewan to conduct work on the HLREE include one or more of the following:

a)	Work Permit;

b)	Work Camp Permit;

c)	Timber Permit; and

d)	Shore Line Alteration Permit.

Permit applications must be submitted approximately two months in advance of the expected initiation of the field work. In addition, we will be required to obtain a permit from Fisheries and Oceans Canada if any of the work is to take place on or near navigable waters.

We will continue discussions with the Fond du Lac Nation and the provincial government to create pathways for employment and training, permitting and improved infrastructure.

The HLREE is currently an exploration property and has no outstanding environmental liabilities from prior mining activities. The area comprising the HLREE is large enough to accommodate the necessary infrastructure to support a mining operation, should the economics of the mineral deposits be sufficient to warrant production.

Midstream Operations

On May 5, 2025, REalloys and Saskatchewan Research Council (the “SRC”) signed a non-binding Memorandum of Understanding (“SRC MOU”), pursuant to which REalloys and SRC intend to enter into a commercial contract before the end of May 2025 that will encompass the business collaboration and fee for service-based arrangements whereby SRC will provide services to REalloys in support of REalloys’ effort to develop a rare earth elements supply chain for the United States DIB and NIB market and allied country markets. SRC’s specific roles are intended to be the midstream toll manufacturer of NdPr metal alloys and dysprosium (“Dy”) alloy, as well as potentially additional products as yet to be specified and agreed to. REAlloys expects to secure from SRC approximately 150mt of Nd/Pr metals per year and 15 mtpa of Dy/Tb oxides per year for the life of plant.

Pursuant to the SRC MOU, REalloys and SRC have agreed to:

●	Negotiate a framework for an integrated service agreement to support REalloys in analysis of Hoidas Lake, provide geochemistry services and recommend extraction, concentration, beneficiation and hydrometallurgy strategies;

●	Negotiate the framework for a tolling agreement or tolling agreements, pursuant to which the SRC separation facilities (“SRC Separation Facilities”) will be utilized to process rare earth elements oxides to metals for both rare earth elementss oxides that are sourced by REalloys and rare earth elements oxides that are sourced by SRC;

●	Discuss and negotiate terms for SRC to acquire or license and operate a furnace and related facilities in order for the SRC Separation Facilities to process specific rare earth elements materials from the HLREE; and

●	Discuss and negotiate terms for REalloys exclusivity in the DIB sand NIB and allied country end markets for the rare earth elements metals produced from the SRC Separation Facilities.

SRC has previously announced commercial production of light rare earth metals, comprised of Nd and Pr, in November 2024. The SRC Separation Facilities will be capable of LREE metal production at an industrial-scale and have light rare earth metal smelting units capable of producing NdPr and NdPr metals. The facility is additionally designed with high environmental standards and utilizes proprietary commercial-scale solvent extraction cells. The expansion of the SRC Separation Facilities to meet the forecasted demand of the Euclid Magnet Facility is due for completion in the second quarter of 2026, with the expansion having commenced in second quarter of 2025.

NdPr metals and heavy rare earth oxides produced at the SRC Separation Facilities will be shipped to the Euclid Magnet Facility for additional processing into high-performance magnet materials and magnets.

Discussions with SRC to date on the terms of the commercial contract include the quantities of rare earth elements oxides and metals to be produced by SRC for further processing into magnet materials and magnets at the Euclid Magnet Facility, SRC conversion/tolling fees to process and produce rare earth elements oxides and metals and off-take rights of rare earth elements oxides and metals. As of the date of this joint proxy and consent solicitation statement/prospectus, discussions between REalloys and SRC have not resulted in a definitive agreement on the financial terms and timetable of the proposed fee for service, REalloys has not utilized the SRC Separation Facilities and no commitment has been made by REalloys to SRC to fund the capital requirements of SRC expansion plans.

Downstream Operations

Euclid Magnet Facility

In March 2025, we acquired PMTCM pursuant to the PMTCM Share Exchange Agreement with PMTCM and its shareholders, including its former parent company, Powdermet Inc. (“Powdermet”). Pursuant to the Share Exchange Agreement, we acquired RE, magnet materials and magnet production equipment, know-how, intellectual property, research and development, as well as existing contracts and clients of PMTCM in exchange for 14,000,000 shares of REalloys common stock issued on March 31, 2025. The acquisition was accounted for as a business combination with a total valuation of $4.8 million. See note 4 to REalloys’ unaudited consolidated financial statements for the three and six months ended June 30, 2025. Following the consummation of the acquisition, PMTCM became a wholly-owned subsidiary of REalloys. Pursuant to the PMTCM Share Exchange Agreement, REalloys was required to complete a capital injection of $1.75 million into PMTCM for distribution to Powdermet Inc. to effect the settlement of liens and delivery of clean titles related to the acquired equipment by June 30, 2025 (subject to an automatic extension of up to ninety (90) days if the completion of the transactions contemplated by the PMTCM Share Exchange Agreement are delayed as a result of PMTCM inability to transfer the assets, intellectual property and contracts on a free and clear title basis). On June 22, 2025, the parties executed an Amendment to the PMTCM Share Exchange Agreement, pursuant to which: (I) the schedule of required capital infusion by REalloys was revised as follows: (a) $400,000 to be injected on or before June 30, 2025; (b) $200,000 to be injected on or before July 31, 2025; (c) $200,000 to be injected on or before August 31, 2025; and (d) the balance of $950,000 to be injected on or before the earlier of (i) September 30, 2025; and (ii) the date that is five (5) days after the date that REalloys completes a capital raise of no less than US$5,000,000 and (II) the completion deadline for consummation of all transactions contemplated by the PMTCM Share Exchange Agreement was extended to September 30, 2025 (subject to an automatic extension of up to ninety (90) days if the completion of the transactions contemplated by the PMTCM Share Exchange Agreement are delayed as a result of PMTCM inability to transfer the assets, intellectual property and contracts on a free and clear title basis). As of the date of this joint proxy and consent solicitation statement/prospectus, all the foregoing payments, other than the upcoming August 31, 2025, and September 30, 2025, payments have been made.

In connection with the acquisition, certain related parties to PMTCM have entered non-compete agreements with us in rare earth-based high-performance magnet materials and magnets processing and production.

PMTCM has unique metallurgical know-how and possesses the intellectual property required to process light and heavy rare earth oxides into light & heavy rare earth metals for final production into high-performance NdFeB magnet materials and magnets. The Euclid Magnet Facility is in Euclid, Ohio.

Currently, the Euclid Magnet Facility produces RE metals and magnet materials and fulfilling contract work orders for the DLA, the DOE’s AMES and NdFeB magnet industry clients. PMTCM’s existing contract works business has continued following our acquisition.

In the second quarter 2025, we began early activities to expand our magnet materials and magnet (<2mtpa) production capacity to meet a significant portion of US Protected Markets demand (to 500mtpa) by Q2 2026. The estimated capital expenditures required for this targeted increase in production capacity are approximately $8.3 million. The Euclid Magnet Facility has demonstrated rare earth metallization capabilities for US Protected Markets clients and the proposed production expansion will provide the capacity to meet immediate US strategic needs.

The Euclid Magnet Facility will initially and primarily source both light and heavy RE materials from the SRC Separation Facilities for final processing into high-performance magnet materials and magnets. We expect that all rare earth materials will be from verified sources and comply with US laws and regulations for US Protected Market clients.

The Facility has the necessary federal, state and local operating and environmental permits and licenses and installed power infrastructure required for the proposed production expansion and is actively pursuing research and development opportunities to develop new magnet production processes, including but not limited to, large scale grain boundary engineered magnets.

The technical team of individuals leading PMTCM’s operations have, to date, earned three R&D 100 Awards, filed and received dozens of patents, commercially launched 18 trademarks, set nine different materials property records and received contract work awards from the DLA and the DOE.

Euclid Magnet Facility in Euclid, Ohio

Business Plan

We have established a three-phase business plan to enable and scale the full vertical rare earth supply chain, as further described below.

Phase I

Phase I of the REalloys’ business plan focused on the acquisition of the HLREE as a primary source of rare earth elements. Upon development of this upstream source of rare earth elements, the mine concentrate will be processed at the SRC Separation Facilities and become rare earth oxides for subsequent shipment to the EMF. The estimated cost to complete the Phase 1 and Phase 2 Exploration Programs, Feasibility Studies, Environmental Permitting, Construction and Infrastructure Costs and additional front end processing unit at the SRC Separation Facilities is $25 million and if required, HLREE could be in production as a potential source of rare earth elements for SRC Separation Facility in 2028. However, implementing REalloys full vertical rare earth supply chain is not conditional on the commencement of mining operations at HLREE as REalloys has other rare earth element alternatives, including acquiring rare earth oxides from third-party vendors for processing at either SRC and EMF and/or recycle magnet material from third-party vendors for processing at either SRC and EMF and/or primary rare earth element concentrates from SRC’s contracted third-party mining company.

Phase II

Phase II of the REalloys’ business plan is the acquisition of PMTCM and planned expansion to increase production from current levels for contract works to 500 mtpa of NdFeB magnet materials and magnets. The capital cost of such expansion is forecasted at $8.3 million, with an operational date forecasted for Q2 2026. The EMF site has all the required environmental permits, infrastructure and facility capacity to expand production to 500 mtpa of magnet materials and magnets. Delays in ordering long lead equipment, delays in delivery of equipment, or commissioning delays will have an adverse impact on the Q2 2026 operational date. REalloys will require sufficient funding in Q3 2025 to complete the remaining capital infusion payments of $1.15 million into PMTCM, and of $1 million for deposit for long lead equipment purchases. In addition, REalloys will require sufficient funding in Q3 2025 and Q4 2025 to pay for the $7.3 million outstanding balance of equipment for the scaling of production to 500 mtpa of magnet materials and magnets.

Phase III

Phase III of the REalloys’ business plan is to source rare earth element oxides and metals from SRC Separation Facilities under a fee for service (tolling arrangement) for further processing into magnet materials and magnets at EMF. On May 5, 2025, REalloys and SRC signed a non-binding Memorandum of Understanding to build a collaborative relationship to achieve the above production objective (the “SRC MOU”). The SRC MOU contemplates an initial fee for service for SRC to provide sufficient rare earth element material for REalloys to produce 20 mt of magnet materials commencing in Q3 2025. The SRC MOU also contemplates SRC providing sufficient rare earth element material for REalloys to produce 500 mtpa of magnet materials commencing by year end 2026 at EMF. As of the date of this joint proxy and consent solicitation statement/prospectus, discussions between REalloys and SRC have not resulted in a definitive agreement on the financial terms and timetable of the proposed fee for service. Delays in signing a definitive agreement on the fee for service or failure to agree to terms will impact and potentially delay the ability of REalloys to source sufficient rare earth element material to produce 500mtpa of magnet materials and magnets at EMF. To the best of REalloys knowledge, SRC has the requisite environmental permits to operate the SRC Separation Facilities.

Market Opportunity and Growth

Background and History

Permanent magnets are magnets that are made from magnetized materials that create a persistent magnetic field without the need for an external source. Rare earth element permanent magnets are both critical and integral in many advanced technology applications, including but not limited to, defense systems, electric vehicles, drones, medical equipment, wind turbines and robotics. As noted in the 2022 DOE Report, the demand for rare earth magnets is expected to grow rapidly, both domestically and globally. Currently, supply chain stages are heavily concentrated in China, however, as noted in the 2022 DOE Report, the U.S. government has been actively engaged in producing domestic production and a stronger supply chain. We believe we are well positioned to capitalize on this North American demand for rare earth magnets and a domestic supply chain.

We anticipate that we will initially focus on manufacturing neodymium-based magnets (“Nd magnets”), further described below.

Neodymium-Based Magnets

Nd magnets were initially developed in the 1980s in the United States and Japan due to the high cost of samarium and cobalt at the time. NdFeB magnets are produced from iron, boron and an alloy of light rare earth elements, didymium (“NdPr”). NdFeB magnets are among the strongest magnets available with a high energy product and excellent coercivity. They are also the most widely used type of magnet today. Performance of NdPr magnets can additionally be complemented and enhanced by addition of two heavy rare earth elements, dysprosium and terbium, to improve resistance to demagnetization and performance in high temperatures.

The US Protected Markets

We intend to focus our production and clients on the US Protected Markets, which include but are not limited to the NDS, DIB, NIB, robotics, electric aviation, and high-end industrial markets such as designated critical infrastructure and energy industries. As used by the Company, the “US Protected Markets” represent significant demand for rare earth permanent magnets. Existing legislation and US federal purchasing guidelines require the US Department of Defense (the “DoD”) Tier 1 DIB contractors to use only verified materials, or materials that comply with DFARS and FAR, in their programs. Under prior administrations, waivers to use non-verified materials were granted, however, the current administration has indicated that waivers for the use of non-verified materials in Tier 1 DIB contracts will not be granted when demonstrated domestic qualified capabilities and capacity is otherwise available.

The Euclid Magnet Facility has previously demonstrated capabilities in producing NdFeB magnet materials and magnets, and with our planned expansion of the facility, we expect that we will be able to deliver sufficient materials and products to meet a substantial portion of the US Protected Markets’ annual demand. Currently, the US Protected Markets demand for high-performance magnet materials and magnets is approximately three to five percent of total US magnet demand.

Government Programs and Potential Loan Funds for Expansion and Acquisitions.

The Euclid Magnet Facility will continue to seek and apply for contract works from the DoD, the DLA and the DOE, including but not limited to US NDS and National Research Institute Research & Development programs. Working with a US National Research Laboratory, PMTCM will also be seeking a contract works awards for large scale grain boundary engineered magnets based on our in-house knowledge and intellectual property.

In August 2025, we submitted the initial the application for a loan(s) from the US Export & Import Bank (“EXIM”) to enhance and improve critical materials supply chain resiliency and redundancy to meet the high-performance magnet materials and magnet needs of the US Protected Markets on an accelerated timeline.

Competition

We face, and are expected to face, significant competition both domestically and globally in the LREE and HREE market, particularly in the production of NdFeB magnets. Globally, the most prominent global competitor is China, which controls a substantial majority of the world’s REE production and has established dominance in the NdFeB magnet supply chain and magnet production. China’s rare earth and magnet industries benefit from extensive government support, allowing Chinese companies to offer REEs and magnets at subsidized prices. Moreover, Chinese companies have invested heavily in improving their processing capabilities, giving them a technological and cost advantage in the global market. Since December 2023, China has banned the export of such technologies and capabilities. This dominant stronghold poses a challenge for us as we seek to build a vertically integrated domestic supply chain.

In the United States, to our knowledge, we currently compete with a small number of companies that have publicly stated their intent to become integrated RE-to-magnet companies, including but not limited to, Neo Performance Materials Inc., MP Materials Corp., Lynas Rare Earths, Ltd., Rare Earth Elements Ltd., Noveon Magnetics Inc., and USA Rare Earth, Inc. There is also growing competition from companies and entities developing innovative technologies for rare earth separation and processing, as well as magnet production. We expect to have to navigate further business and price competition, as well as technological competition as related to separation and processing techniques as the demand for rare earth materials and NdFeB magnets grows.

Our acquisitions of Strategic Metals and PMTCM and on completion of our tolling arrangement with the SRC Separation Facilities, will position us to be able to produce high-performance magnet materials and magnets on a commercial scale commencing in 2026, in part, due to our ability to access to toll manufactured LREE and HREE oxides and have in-house know-how and intellectual property to convert HREE oxides into HREE metals. These two achievements are our key technological and supply chain differences compared with the approaches taken by our competitors in their attempts to become North American integrated high-performance magnet provider.

Employees and Human Capital Resources

As of August 11, 2025, we have no full-time employees, no part-time employees and meet our needs through contracts and arrangements with various consultants and service providers located in the United States and Canada.  Our consultants are comprised of a diverse range of professionals, including engineers, scientists, mining specialists, and manufacturing experts. Our leadership is focused on attracting, developing, and retaining top talent across these areas to support our mission in building a vertically integrated domestic supply chain for our products. None of our consultants are represented by a labor union or are parties to a collective bargaining agreement and we consider our relationships with our consultants to be good.

In our industry, we face challenges related to a shortage of experienced magnet production and mining professionals. The specialized nature of magnet production and rare earth mining, processing, and refining requires expertise that has been in decline, particularly in the United States, where magnet production and rare earth mining has been limited for decades. This shortage presents significant obstacles for companies like ours that are working to become integrated producers of rare earth permanent magnets and magnet materials. The limited number of professionals with the necessary expertise can slow down project timelines, increase operational costs, and foster reliance on international talent.

Seasonality and Business Cycles

Our operations in rare earth magnet production, and our planned future operations in mining, are both subject to certain seasonal and business cycles that can affect production output and market demand, among others. These cycles are influenced by external factors beyond our control, including but not limited to, weather conditions, governmental, political and regulatory changes, fluctuations in raw material prices whether due to changes in supply, demand, or inflation, and market demand for end products such as robotics, machinery, electric vehicles, renewable energy, and defense applications.

The demand for NdFeB magnets can be unpredictable, and can be driven by customer sentiment and demand, which may align with government policy changes, incentive programs, and general economic cycles.

Additionally, any future mining or developmental activities at the HLREE are expected to be influenced by seasonal factors, such as weather conditions, which can impact site access and extraction activities. While the climate of the HLREE generally allows for year-round mining, extreme heat or cold in the summer and winter months, respectively, can affect worker safety and equipment efficiency, potentially slowing operations. In addition to weather-related challenges, mining activities are subject to the cyclical nature of commodity markets. Fluctuations in the prices of HREEs and critical minerals, driven by global supply and demand dynamics, can additionally influence the profitability of mining operations.

Environmental, Health and Safety Matters5

We are, or may become, subject to numerous and extensive federal, state and local laws, regulations, permits and other legal requirements applicable to the magnet production, mining and mineral processing industries, including those pertaining to employee health and safety, air emissions, water usage, wastewater and stormwater discharges, air quality standards, GHG emissions, waste management, plant and wildlife protection, handling and disposal of hazardous and radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment and groundwater quality and availability. Such laws, regulations, permits and legal requirements have had, and will continue to have, a significant effect on our results of operations, earnings and competitive position. Environmental laws and regulations, as well as stakeholder expectations, continue to evolve, which may require us to meet stricter standards and give rise to greater enforcement, result in increased fines and penalties for non-compliance, and result in a heightened degree of responsibility for companies and their officers, directors and employees. Future laws, regulations, permits or legal requirements, as well as the interpretation or enforcement of existing requirements, may require substantial increases in capital or operating costs to achieve and maintain compliance or otherwise delay, limit or prohibit operations, or other restrictions upon, our current or future operations or result in the imposition of fines and penalties for failure to comply. Complying with this panoply of regulations is complicated and requires significant attention and resources. Our employees have experience working with various federal, state and local authorities to address compliance with such laws, regulations and permits; however, we cannot assure you that at all times we have been or will be in compliance with such requirements.

We expect to continue to incur significant sums for ongoing operating environmental expenditures, including salaries, and the costs for monitoring, compliance, reporting, pollution control equipment and permitting. In addition, we plan to invest significant capital to maintain and upgrade certain infrastructure related to environmental sustainability and safety.

Environmental, Health & Safety Laws and Regulations

Environmental Regulations in the United States

The numerous and extensive federal, state and local environmental, health and safety laws and regulations to which we are or may be subject include the laws and regulations listed below. Violation of such laws and associated regulatory programs can result in civil, criminal and administrative penalties and substantial liability for the costs of correcting violations and remediating any environmental damage caused by the violations. Under certain statutes, private citizens may bring enforcement suits. We expect to maintain regular communication with regulatory bodies to stay updated on any changes or additional requirements.

Endangered Species Act. The Endangered Species Act (“ESA”) and comparable state statutes regulate activities that could have an adverse effect on threatened and endangered species, including the habitat and ecosystems upon which they depend. Compliance with ESA requirements can significantly delay, limit, or even prevent the development of projects, including the development of mining claims, and can also result in increased development costs. In addition, the ESA authorizes both civil and criminal penalties for ESA violations and authorizes citizen suits against any person alleged to be in violation of the ESA.

National Environmental Policy Act. The National Environmental Policy Act (“NEPA”) require agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed federal action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement (“EIS”). The United States Environmental Protection Agency (the “EPA”), other agencies, and any interested third parties may review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. This process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project.

Clean Water Act. The Clean Water Act (“CWA”) and comparable state statutes impose restrictions and controls on the discharge of pollutants into waters of the United States (or state waters under state laws). The CWA can regulate storm water from mining facilities and require a storm water discharge permit for certain activities. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. CWA regulations and controls generally have become more stringent over time, and it is possible that additional restrictions will be imposed in the future.

Safe Drinking Water Act. The Safe Drinking Water Act (“SDWA”) and comparable state statutes, the Underground Injection Control (“UIC”) program, and related state-administered programs regulate the drilling and operation of subsurface injection wells.

Clean Air Act. The Clean Air Act (“CAA”) and comparable state statutes govern the emission of air pollutants from many stationary and mobile sources, including mining, beneficiation, and processing activities. Our operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources, such as trucks and heavy construction equipment, that are subject to review, monitoring, control requirements and emission limits under the CAA and state air quality laws. New sources, equipment or process enhancements, including with respect to the growth of our operations and Stage II optimization projects, may require additional permits, and existing sources may be required to incur capital costs to remain in compliance. In addition, permitting rules and issued permits or licenses may impose conditions or other limitations on production levels or result in additional capital or other expenditures to comply with such rules or permits.

Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”). CERCLA and comparable state laws impose strict, joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites, regardless of the lawfulness of the original activities that led to the contamination. Moreover, current owners or operators of sites can be held liable for contamination caused by others, including former owners or operators, even if the current owners or operators did not contribute to the contamination. CERCLA authorizes the EPA and, in some cases, third parties to take actions in response to threats to public health or the environment and to seek to recover from the potentially responsible parties the costs of such actions.

Resource Conservation and Recovery Act (“RCRA”). RCRA and comparable state statutes govern the generation and disposal of solid waste and hazardous waste. Although certain mining, beneficiation, and mineral processing wastes currently are exempt from regulation as hazardous wastes under RCRA, EPA has limited the disposal options for certain wastes designated as hazardous wastes under RCRA. It is possible that wastes generated by our operations may in the future be designated as hazardous wastes and may therefore become subject to more rigorous and costly management, disposal, and clean-up requirements.

Atomic Energy Act. The Nuclear Regulatory Commission (“NRC”), pursuant to its authority under the Atomic Energy Act of 1954, as amended (the “Atomic Energy Act”), oversees the regulatory framework governing the control of radioactive materials, including beneficiation and processing of REEs that contain radioactive source materials such as uranium and thorium. The NRC is responsible for issuing licenses that govern the handling of source material involving certain concentrations of radioactive material. Our Round Top Project operations, once the Round Top Project mine is operational, including waste generation, may be subject to NRC regulations in order to receive title to, possess, use, transfer, deliver or export source and byproduct materials.

Workers’ Compensation Laws. Workers’ compensation laws in the states in which we operate govern our compensation of employees for work-related injuries. Agencies in those states consider changes in workers’ compensation laws from time to time. Our costs will vary based on the number and severity of accidents that may occur at our facilities and our costs of addressing these claims. We are insured under various workers’ compensation programs for our operations at our facilities.

Environmental Regulations in Canada

For mining in Saskatchewan, a surface lease is required prior to work commencing on site. The surface lease will generally cover all areas that are predicted to be disturbed and accrue annual fees per hectare. Surface leases are coordinated through the Ministry of Government Relations, Northern Engagement Branch, and the Ministry of Environment (“MOE”), Lands Branch, and includes input from other government agencies where appropriate. While negotiations can start early, and in parallel with a provincial Environmental Impact Assessment (“EIA”) process, a precondition of the issuance of a surface lease is the successful outcome of the EIA process. In Saskatchewan, the EIA and licensing process are sequential, as the EIA process must be completed prior to the issuance of specific leases, licenses and permits.

To require an EIA, a project must be deemed a Development per section 2(d) of the Saskatchewan Environmental Assessment Act (“EAA”) and a formal Ministerial Determination to that effect. The work required for an EIA includes any delegated Duty to Consult engagement and consultation along with environmental baseline work.

Once an EIA is submitted and the provincial internal reviews are finished, the EASB compiles the comments and produces a technical review comments (“TRC”) document. If there are deficiencies in the EIA, the proponent will be required to address them before the TRC document, and the final EIS are placed into public review. Public review is generally 30 or 60 days. When the public comments period is complete, the EASB will produce an EIA decision document for the Minister of Environment. While there are three outcomes possible, the likely outcome for a project that gets to this stage is approval of the EIA with conditions. With approval of the EIA, licensing and permitting can be completed.

While the EIA is in progress, the proponent can develop the surface lease application, and other provincial licensing packages for review by the government, although approval of these cannot occur until the EIA process is completed and a positive outcome obtained. Provincially, the licensing is through the MOE Environmental Protection Branch, which largely provides a one window approach for mining project licensing on behalf of other branches and ministries. There will be other ministries and permitting required related to health and safety, labor, employment, and royalties. Overall, a number of permissions, of one form or another, are required to complete the project, but when compared to the EIA process, they are rarely material to the schedule or budget if organized properly. Most ministries will indicate their interest and the need for any permits at the Technical Proposal and EIA review stages and those comments will come forward in the TRC.

The federal Impact Assessment Act, 2019 (“IAA”) and the need to produce an Impact Assessment (“IA”) can be triggered in two ways. The first is by triggering one of the activity thresholds in the Physical Activities Regulations, 2019, and the second is that the project can be designated by the federal Minister of Environment and Climate Change (the “Minister”) in response to a request to designate the project and a supporting recommendation from the Canadian Impact Assessment Agency (“CIAA”). Currently, our proposed project does not trigger any thresholds in the Physical Activities Regulations.

The CNSC and Saskatchewan MOE have historically worked closely together and the CNSC has the ability to review the provincial EIA. The regulators have demonstrated recently that they can cooperate in their review of projects despite the expiration of their cooperation agreement. The CNSC can review and provide comments on any submission to EASB. In addition, the CNSC will act as a technical advisor and is a participant in the EIA process; however, the provincial EIA decision is independent of the federal government.

The main federal licensing agency for the project, the CNSC, will need to be satisfied that the environment, writ large, is protected. The CNSC will conduct an environmental protection review (“EPR”) for the license application in accordance with their mandate under the NSCA to ensure the protection of the environment and the health of persons. The CNSC follows the federal mandates with respect to Indigenous peoples and other initiatives such as climate change.

Per the NSCA, a project needs to initiate the licensing process in order to have meaningful discussions with the CNSC and early discussions with the CNSC on the licensing process, engagement and consultation expectations, and the scope of the project’s licensing are meaningful to help advance a project. While the option of sequentially doing the provincial EIA and the CNSC licensing is available to the proponent, the CNSC suggests doing these two distinct processes in parallel to save time. Effectively, while the EIA process is proceeding, the development and submission of the provincial and CNSC licensing packages can proceed in parallel. It is assumed that a successful outcome for the provincial EIA would be an important part of the CNSC’s EPR, which would be presented to the Commission Tribunal as part of the licensing reviews. As for Saskatchewan, a positive environmental decision is required prior to the Commission approving any licensing packages. The CNSC’s licensing and oversight processes are done on a cost recovery basis through the Cost Recovery Fees Regulations.

In support of licensing, proponents are required to develop management systems complete with policies, systems/programs, procedures and monitoring commensurate with the proposed scope of activities. To protect human health and the environment, the CNSC focusses on their regulated areas of safety and control in their assessment of projects, including areas of higher risk such as quality management, occupational health and safety, environmental protection, radiation protection, tailings management and safeguards and non-proliferation, to name a few.

There may be a need to engage with Fisheries and Oceans Canada (under the Fisheries Act) regarding treated effluent discharge or pump stations for fresh water. Transport Canada authorization may be required if there are any in-water works with a potential to impact navigation (under the Canadian Navigable Waters Act or under the Canadian Aviation Regulations). Water quality and the monitoring of biological effects will be governed by the Metal and Diamond Mining Effluent Regulations to the Fisheries Act, in addition to any provincial requirements. Other federal legislation of importance to a project will be compliance with the Species at Risk Act (e.g. the need for a woodland caribou management plan) and the Migratory Birds Convention Act. It is not clear whether the proposed federal Policy on Biodiversity will have an impact on our project but, if enacted, it could mean more bio-physical offsets will be required for disturbed ground.

As part of the environmental assessment process, projects are required to develop conceptual decommissioning plans for inclusion in the EIA, which detail the steps to be taken to decommission project facilities and reclaim the land at the end of project life. As part of licensing, the conceptual plan is expanded into a more detailed Preliminary Decommissioning Plan (“PDP”) and a cost estimate for implementation is prepared from that; the Preliminary Decommissioning Cost (“PDC”). We will then be required to provide some form of surety or bond to cover the cost of carrying out the PDP. The surety is designed to cover the unlikely situation whereby the proponent is unable to complete the decommissioning and reclamation, and the government must step in to complete the work in a ‘decommission tomorrow’ scenario. While salvage of some materials is likely, these cannot be considered in the PDC. The plan and costs are periodically reviewed and updated and can be scaled to reflect the current state of a project. As operations progress, progressive decommissioning is encouraged as it lowers close-out liabilities which, in turn, can reduce the amount of a surety bond, and often reduces the cost of disturbed-land lease fees.

In Saskatchewan, reclaimed land can be returned to the Crown (as defined herein) under The Reclaimed Industrial Sites Act and The Reclaimed Industrial Sites Regulations, which establish an Institutional Control Program. This program is implemented once a decommissioned site has been deemed to be reclaimed in a stable, self-sustaining and non-polluting manner. The property can then be transferred back to the province for monitoring and maintenance. For this to happen, the proponent pays a calculated sum into the Institutional Control Monitoring and Maintenance Fund, and the Institutional Control Unforeseen Events Fund for long term monitoring of the property and maintenance, if required. In the unlikely event that the site does not behave as predicted, the government can seek redress from the proponent if the costs exceed the funds available.

Indigenous Engagement in Saskatchewan

For both the federal and provincial EIA and permitting/licensing processes, engagement and consultation are required with Indigenous groups. Engagement in Saskatchewan consists of the Crown’s Duty to Consult, a legal requirement and interest-based engagement, which is essential to a project’s social license. Both levels of government (the “Crown”) have a Duty to Consult First Nations and Métis groups on any decision within their purview with the potential to affect Aboriginal or Treaty Rights. As the project progresses through the regulatory process, several provincial and federal decisions will be made that must be informed by engagement and consultation. Implementation of the Duty to Consult is guided by a combination of provincial and federal regulatory requirements and guidance documents (e.g. Section 35, The Constitution Act, 1982).

Although the Duty to Consult lies with the federal and provincial governments, the procedural aspects of the Duty to Consult are frequently delegated to the proponent to undertake. This often results in the proponent entering into engagement agreements with some First Nations and Metis governments to do studies to identify any potential impacts to rights. Companies are expected to meet with each potentially affected community to discuss engagement plans and an appropriate budget for the communities to complete the necessary meetings and studies, although the level of effort is generally commensurate with proximity to the site. The engagement plan should include opportunities to inform communities of the nature of the proposed activities, the potential impacts of a project and proposed mitigation strategies. The purpose is to receive feedback or information on current traditional land uses and potential impacts to Treaty and Aboriginal rights. Companies are expected to work with the communities to determine the impacts of the projects and mitigation strategies.

Intellectual Property

In connection with the acquisition of PMT Critical Metals Inc. (“PMTCM”), certain of our patents and intellectual property will be held by PMTCM, including:

Patents	Purpose	Issuance Date	Expiration Date	Original Cost
U.S. Patent No. 11,705,258 (licensed)	HF Low Loss Mag Core	7/18/23	11/9/41	$28,166.50

Patent Filings	Purpose	Priority Date	Expected Expiration Date	Original Cost
US Publication No. 2024/0191321 (licensed)	REE Semicontinuous Reduction	7/7/23	7/7/2043	N/A

Provisional Patent Filings	Purpose	Filing Date	Expiration Date	Original Cost
Filed (licensed)	Coreduction and Separation of SEG for Rare Earth Metal Segregation	4/6/25	4/6/26	N/A
Filed (licensed)	Magnetic Material with Non-Magnetic Grain Boundaries	3/21/25	3/21/26	N/A
Prepared, but not filed (licensed)	Low HRE Magnetic material using solid state processing	Expected to be filed 8/25	N/A	N/A

Legal Proceedings

From time to time, we may be involved in litigation that arises through the normal course of business. As of the date of this filing, we are not aware of any material legal proceedings to which we or our subsidiaries are a party or to which any of our property is subject, nor are we aware of any such threatened or pending litigation or proceedings known to be contemplated by governmental authorities.

There are no material proceedings in which any of our directors, officers or affiliates or any registered or beneficial stockholder of more than 5% of our common stock, or any associate of any of the foregoing, is an adverse party or has a material interest adverse to our interest.

REALLOYS Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of REalloys financial condition and operating results together with REalloys’ financial statements and related notes included elsewhere in this joint proxy and consent solicitation statement/prospectus. This discussion and analysis and other parts of this joint proxy and consent solicitation statement/prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. See the section of this document entitled “Cautionary Statement Regarding Forward-Looking Statements”. REalloys actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this joint proxy and consent solicitation statement/prospectus.

Overview

We are building a North American integrated rare earth to high-performance neodymium iron boron (“NdFeB”) magnet materials and magnet company focused on meeting the demands of the protected markets of the United States (collectively, the “US Protected Markets”), which includes the US National Defense Stockpiles (“NDS”), Defense Industrial Base (“DIB”), Nuclear Industrial Base (“NIB”), robotics, electric aviation and critical infrastructure industries. Our mission is to focus on meeting US national strategic interests for high-performance NdFeB magnet materials and magnets by exclusively servicing the demands of US Protected Markets. From a US national security perspective, magnet materials and magnets provided to and utilized by the US Protected Markets are either required under federal laws to be, or reasonably expected to be, sourced from a verified North American supply chain.

We have adopted a structured approach to building our North American rare earth (“RE” or “rare earth”) to high performance NdFeB magnet materials and magnet supply chain through (i) producing magnet materials and magnets that meet the performance requirements of US Protected Markets clients and (ii) building capacity to meet the demand of US Protected Market clients on a timetable to meet the demand of US Protected Market clients. In line with this structured approach, REalloys initially acquired 100% of Strategic Metals Development Inc. (“Strategic Metals”) in May 2024. Strategic Metals owns 100% of the Hoidas Lake Rare Earth Element Project (the “HLREE”) in Saskatchewan, Canada. The HLREE comprises 14 contiguous mineral claims with a total area of 12,522 hectares (31,300 acres). We believe that the HLREE has the potential to be a long-term North American source of rare earth material as a primary feedstock for the REalloys magnet materials and magnet integrated supply chain.

The second phase in establishing our North American integrated supply chain is our acquisition of PMT Critical Metals Inc. (“PMTCM”) in March 2025. Following the consummation of the acquisition on March 31, 2025, PMTCM became a wholly-owned subsidiary of REalloys. Pursuant to the PMTCM Share Exchange Agreement, REalloys was required to complete a capital injection of $1.75 million into PMTCM for distribution to Powdermet Inc. to effect the settlement of liens and delivery of clean titles related to the acquired equipment by June 30, 2025 (subject to an automatic extension of up to ninety (90) days if the completion of the transactions contemplated by the PMTCM Share Exchange Agreement are delayed as a result of PMTCM inability to transfer the assets, intellectual property and contracts on a free and clear title basis). On June 22, 2025, the parties executed an Amendment to the PMTCM Share Exchange Agreement, pursuant to which: (I) the schedule of required capital infusion by REalloys was revised as follows: (a) $400,000 to be injected on or before June 30, 2025; (b) $200,000 to be injected on or before July 31, 2025; (c) $200,000 to be injected on or before August 31, 2025; and (d) the balance of $950,000 to be injected on or before the earlier of (i) September 30, 2025; and (ii) the date that is five (5) days after the date that REalloys completes a capital raise of no less than US$5,000,000 and (II) the completion deadline for consummation of all transactions contemplated by the PMTCM Share Exchange Agreement was extended to September 30, 2025 (subject to an automatic extension of up to ninety (90) days if the completion of the transactions contemplated by the PMTCM Share Exchange Agreement are delayed as a result of PMTCM inability to transfer the assets, intellectual property and contracts on a free and clear title basis). As of the date of this joint proxy and consent solicitation statement/prospectus, all of the foregoing payments, other than the upcoming August 31, 2025, and September 30, 2025, payments have been made.

PMTCM has industry specific resources required for the metallization of rare earth oxides to rare earth metals and the production of high-performance NdFeB magnet materials and magnets. PMTCM’s facility (the “Euclid Magnet Facility”), which we acquired pursuant to the PMTCM Share Exchange Agreement, is in Euclid, Ohio. Currently, the Euclid Magnet Facility produces rare earth metals and magnet materials for the Defense Logistics Agency (“DLA”), the US Department of Energy’s (“DOE”) AMES National Laboratory (“AMES”) and NdFeB magnet industry clients. We currently intend to expand production capacity in 2025 at the Euclid Magnet Facility to meet a material portion of US Protected Markets’ demand by the second quarter of 2026.

We are continuing to evaluate additional opportunities to strengthen our integrated North American magnet and magnet materials supply chain and improve resiliency, capabilities and capacity.

Recent Developments

Agreement and Plan of Merger

On March 10, 2025, we and Blackboxstocks Inc., Nevada corporation (“Blackboxstocks”) entered into an Agreement and Plan of Merger, which was amended by the First Amendment to Agreement and Plan of Merger dated July 1, 2025 and by the Second Amendment to Agreement and Plan of Merger (as may be further amended from time to time, the “Merger Agreement”) with RABLBX Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of the Blackboxstocks (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, we will merge with and into Merger Sub, Merger Sub will cease to exist, and we will become a wholly-owned subsidiary of Blackboxstocks (the “Merger” and the effective time of the Merger, the “Effective Time”).

At the closing of the Merger (the “Closing”), the holders of capital stock and outstanding instruments convertible into or exercisable for our capital stock will receive shares of common and preferred stock of Blackboxstocks, $0.001 par value, based on an exchange ratio formula in the Merger Agreement (the “Exchange Ratio”) or as otherwise agreed to in the Merger Agreement, which is subject to adjustment in the event the parties raise capital in excess of certain thresholds. Immediately following Closing, based upon the Exchange Ratio, pre-Closing stockholders of Blackboxstocks are expected to collectively retain approximately 7.3% of the post-Close aggregate common stock of Blackboxstocks, par value $0.001 (the “Blackboxstocks Common Stock”) and holders of our capital stock and instruments convertible into or exercisable for our capital stock will receive as merger consideration newly issued shares of Blackboxstocks Common Stock representing approximately 92.7% of the post-Close aggregate of Blackboxstocks’ common and preferred stock. See the sections entitled “The Merger,” “The Merger Agreement,” and “Agreements Related to the Merger” for more information on the Merger.

Private Placement with Five Narrow Lane LP

In connection with the entry into the Merger Agreement, we entered into a Securities Purchase Agreement (the “REalloys Purchase Agreement”), dated as of March 6, 2025, and amended on July 24, 2025, with Five Narrow Lane LP (the “FNL”), pursuant to which REalloys agreed to sell to FNL (i) an aggregate of 5,000 shares of REalloys’ Series X Preferred Stock, par value $0.0001 per share (the “Series X Preferred Stock”), with a stated value of $1,000 per share (the “Stated Value”) (with 1,000 shares of REalloys’ Series X Preferred Stock issuable at the initial closing (the “Initial REalloys Financing Closing”), and 4,000 shares of REalloys’ Series X Preferred Stock issuable on mutual agreement of FNL and the Company prior to the consummation of the Merger or following the consummation of the Mergerat the second closing (the “Second REalloys Financing Closing”)) and (ii) warrants (the “REalloys Warrants”) to acquire up to 5,000,000 shares of common stock of REalloys, par value $0.0001 per share (the “REalloys Common Stock”) (collectively, the “REalloys Financing”). REalloys will also issue to FNL an aggregate number of shares of REalloys Common Stock representing 5.0% of the fully diluted outstanding capital of REalloys (the “Commitment Shares”), which shall be adjusted as necessary immediately prior to the consummation of the Merger to the extent that the Commitment Shares represent less than 5.0% of the fully diluted outstanding capital of REalloys.

The REalloys Warrants are exercisable for shares of REalloys Common Stock immediately upon issuance, at an exercise price of $10.00 per share (the “Exercise Price”) and expire two years from the date of issuance. The Exercise Price is subject to customary adjustments for stock dividends, stock splits, reclassifications, and the like. Pursuant to the Merger Agreement, the REalloys Warrants are to be assumed by Blackboxstocks at Closing and will be exercisable for the purchase of Blackboxstocks Common Stock in an amount and at an adjusted Exercise Price based upon the Exchange Ratio.

The Initial REalloys Financing Closing occurred on March 10, 2025. The aggregate gross proceeds from the REalloys Financing were $1,000,000 (with an additional $4,000,000 to be received from the Second Closing committed in connection with the consummation of the Merger) (or up to $55,000,000 if the REalloys Warrants are exercised in full for cash). On July 24, 2025, REalloys received $1,000,000 of the $4,000,000 in advance of the Second REalloys Financing Closing in exchange for REalloys issuing 1,000 of the remaining 4,000 issuable shares of REalloys Series X Preferred Stock to FNL. Following such advance, the aggregate number of shares of REalloys’ Series X Preferred Stock issuable in connection with the Second REalloys Financing Closing is 3,000 shares and the aggregate additional purchase price to be paid by FNL in the Second REalloys Financing Closing shall be $3,000,000. REalloys expects to use the net proceeds from the REalloys Financing for general corporate purposes and for transaction expenses incurred in connection with the Merger.

July 2025 Private Placement

Between July 24, 2025, and August 14, 2025, REalloys entered into multiple Stock Purchase Agreements (the “July Agreements”) with certain accredited investors, authorizing the sale of up to 3,000,000 shares of REalloys common stock. As of August 14, 2025, REalloys closed on the sale of 1,796,972 shares of REalloys common stock for total proceeds of approximately $8,983,960. No fees were paid or payable in connection with the July Agreements. The potential sale of the remaining subscribed additional 1,203,028 shares of REalloys common stock was not completed prior to August 14, 2025, and expired as per the amended terms of one of the July Agreements. The July Agreements contain customary terms and conditions, including a lock-up period following the closing of the Merger.

REalloys expects to use the net proceeds from the financings for general corporate purposes and for transaction expenses incurred in connection with the Merger. The financings were exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws.

Amendment to Related Party Consulting Agreement

On July 27, 2025, REalloys entered into an amendment to its December 2024 consulting agreement for CEO and Director services with Mr. Argyle’s company, Arlington Innovation Partners LLC (“Arlington Innovation”). The amendment modifies the payment terms of the base fees and signing bonus. The original agreement stipulated that payment of these fees would occur upon the completion of a financing of at least $5,000,000. The amended agreement changes this condition, requiring payment upon the completion of a financing of at least $20,000,000. Additionally, REalloys was obligated to, and did make a payment to Arlington Innovation equal to four months of base fees or $120,000 by August 4, 2025. All other terms and conditions of the original Consulting Agreement remain in full force and effect.

Components of Results of Operations

General and Administrative Expenses

General and administrative expenses consist of administrative functions including fees paid for legal, accounting, and consulting services and facilities costs not otherwise in exploration expenses. REalloys expects to incur additional expenses as a result of operating as a public company following completion of the Merger, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance, investor relations and other administrative expenses and professional services.

Exploration Expenses

Exploration costs consist of the preparation of the SK-1300 submitted to REalloys, the geophysical and radiometric survey and associated HLREE project management costs. In 2025, REalloys expects to incur exploration costs in resampling, drill core, and bulk samples of material held offsite, and interpretation of the geophysical and aeromagnetic surveys.

Results of Operations

Summary of the three months ended June 30, 2025, and from Inception to June 30, 2024

The following is a summary of the Company’s results of operations for the three months ended June 30, 2025, and the period from inception to June 30, 2024, as the Company was formed in May 2024.

	Three months ended June 30, 2025 (000’s)	Inception to June 30, 2024 (000’s)
Net Revenues	$510
Operating Costs:
Cost of Sales	$220
General and administrative expenses	$4,000	$70
Depreciation and amortization	56	0

Total Operating Costs	4,276	70
Loss from operations	(3,766)	(70)
Interest expense	(94)
Change in Fair Value Contingent	2,096
Deferred Cash Consideration, Late Payment Penalties *
Net Loss	$(1,764)	$(70)

Revenues

Revenues for the three months ended June 30, 2025, were $0.510 million, related to revenues earned in the period from short term service contracts acquired on the March 31, 2025, close of the PMTCM acquisition. There were no revenues in any periods before the closing of the PMTCM acquisition on March 31, 2025.

Cost of Sales

Cost of sales for the three months ended June 30, 2025, were $0.220 million, related to subcontractor expenses incurred in fulfilling the contracts. There were no cost of sales in any periods before the closing of the PMTCM acquisition on March 31, 2025.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2025, were $4.000 million, consisting primarily of management and consulting services, penalties related to delayed acquisitions payments. General and administrative expenses from inception to June 30, 2024, were $0.070, consisting primarily of consulting services.

Interest Expense

Interest expense for the three months ended June 30, 2025, was $0.094 million. Interest expense from inception to June 30, 2024, were $NIL.

Summary of the six months ended June 30, 2025, and from Inception to June 30, 2024

The following is a summary of the Company’s results of operations for the six months ended June 30, 2025, and the period from inception to June 30, 2024, as the Company was formed in May 2024.

	Six months ended June 30, 2025 (000’s)	Inception to June 30, 2024 (000’s)
Net Revenues	$510
Operating Costs:
Cost of sales	220
General and administrative expenses	$4,867	70
Depreciation and amortization	56

Total Operating Costs	5,143	70
Loss from operations	(4,633)	(70)
Interest expense	(185)
Change in Fair Value Contingent	(1,312)

Net Loss	$(3,506)	$(70)

Revenues

Revenues for the six months ended June 30, 2025, were $0.510 million, related to revenues earned in the period from short term service contracts acquired on the March 31, 2025, close of the PMTCM acquisition. There were no revenues in any periods before the closing of the PMTCM acquisition on March 31, 2025.

Cost of Sales

Cost of sales for the six months ended June 30, 2025, were $0.220 million, related to subcontractor expenses incurred in fulfilling the contracts. There were no cost of sales in any periods before the closing of the PMTCM acquisition on March 31, 2025.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2025, were $4.867 million, consisting primarily consisting primarily of management and consulting services, penalties related to delayed acquisitions payments. General and administrative expenses from inception to June 30, 2024, were $0.070, consisting primarily of consulting services.

Interest Expense

Interest expense for the six months ended June 30, 2025, was $0.185 million. Interest expenses from inception to June 30, 2024, were $0.

Summary from Inception to December 31, 2024

From Inception to
December 31, 2024 (000’s)

Operating Costs:
General and administrative expenses	$(1,203)
Exploration Costs	(224)

Total Operating Costs	(1,427)
Loss from operations
Interest expense	(213)
Change in Fair Value Contingent	(976)
Deferred Cash Consideration, Late Payment Penalties *	(2,833)
Net Loss	$(5,449)

General and Administrative Expenses

General and administrative expenses from inception to December 31, 2024, was $1.203 million. General and administrative expenses from inception to December 31, 2024, generally consisted of $1.066 million in management and consulting services and $0.137 million in travel and other expenses.

Exploration Costs

Exploration costs from inception to December 31, 2024, was $0.224 million. Exploration costs from inception to December 31, 2024, generally consisted of geological consulting and other tenable consulting services.

Interest Expense

Interest expense from inception to December 31, 2024, was $0.213 million.

Liquidity and Capital Resources

Cash Flows for the six months ended June 30, 2025, and from Inception to June 30, 2024

The following is a summary of the Company’s cash flows for the six months ended June 30, 2025, and the period from inception to June 30, 2024, as the Company was formed in May 2024.

	Six Months Ended June 30, 2025 (000’s)	Inception to June 30, 2024 (000’s)
Cash used in operating activities	$(542)	(21)
Cash used in investing activities	-	(2,000)
Cash provided by financing activities	906	2,050
Net increase in cash	$364	29

Cash flows from operating activities

Cash used in operating activities for the six months ended June 30, 2025, was $(0.542) million, consisting of a net loss of $(3.506) million, which was partially offset by $0.182 million of imputed interest expense, $(1.312) million of change in fair value of contingent consideration and $4.038 million change in working capital. Cash used in operating activities from inception to June 30, 2024, was $(0.021), which consisted of a net loss of $(0.070) million, which was partially offset by $0.049 million increase in accounts payable and accrued expenses.

Cash used in investing activities

Cash used in investing activities for the six months ended June 30, 2025, was $0.00. Cash used in investing activities from inception to June 30, 2024, was $(2.000) million related to the acquisition of assets.

Cash flows from financing activities

Cash provided by financing activities for the six months ended June 30, 2025, was $0.906 million, consisting of: (i) $0.195 million in proceeds from SAFE liability, (ii) $(0.139) payment of deferred cash consideration, and (iii) $0.850 million in proceeds from issuance of preferred and common stock. Cash provided by financing activities from inception to June 30, 2024, was $2.050, from the proceeds of the related party note payable.

Cash Flows from inception to December 31, 2024.

The following table summarizes REalloys’ cash flows for the period indicated:

From Inception to December 31, 2024 (000’s)

Cash used in operating activities	$(672)
Cash used in investing activities	(4,087)
Cash provided by financing activities	4,872
Net increase in cash, cash equivalents and restricted cash	$113

Cash flows from operating activities

Cash used in operating activities from inception to December 31, 2024, was $(0.672) million, consisting of a net loss of $(5.449) million, which was partially offset by $0.213 million of imputed interest expense, $2.833 million of deferred cash consideration late payment penalties and $0.976 million of change in fair market value of contingent consideration, and $0.755 million increase in accrued liabilities.

Cash used in investing activities

Cash used in investing activities from inception to December 31, 2024, was $(4.087) million. Cash used in investing activities for from inception to December 31, 2024, consisted of asset acquisition payments.

Cash flows from financing activities

Cash provided by financing activities from inception to December 31, 2024, was $4.872 million, consisting of: (i) $2.044 million of proceeds from the REalloys Promissory Note, (ii) $1.320 million of proceeds from the Really Simple Agreement for Future Equity, and (iii) $1.500 million from proceeds from SAFE liability (collectively, the “REalloys SAFEs”), and (iv) $0.008 million from proceeds from issuance of common stock.

Future Funding Requirements

The Company has future funding requirements, including but not limited to, exploration and minimum exploration commitments at HLREE, the capital injection requirement in connection with the acquisition of PMTCM, the working capital and phase one expansion capital costs of PMTCM and the Euclid Magnet Facility, additional rare earth element sources, our general and administrative expenses, creditors and, loan and debt repayments. These estimated future funding requirements are further described below.

There are no guarantees that REalloys or its 100% owned subsidiaries will be able to meet their future funding requirements, secure additional future funding from any sources and no assurances that PMTCM will be able to secure additional contract works for the Euclid Magnet Facility.

SMD and HLREE Future Funding Requirements in the next 12 months

As part of the closing consideration for the acquisition of Strategic Metals, REalloys agreed to pay $11.8 million consisting of $8.5 million of deferred principal and $3.3 million of delayed payment penalty cash payments to the sellers. Subsequent to June 30, 2025 and as of the date of this joint proxy and consent solicitation statement/prospectus, all of these principal and penalty payments have been satisfied.

The annual minimum expenditure required by the Government of Saskatchewan on HLREE’s 14 mineral claims are CAD$25 per hectare. Based on 12,522 hectares the annual minimum exploration expenditure is CAD$310,050. However, historical exploration expenditures in excess of the annual requirements are carried forward as assessment credits. As of December 31, 2024, the Company had CAD$900,000 million in approved assessment credits.

Based upon analysis and the assessed credits, HLREE is not required from a Saskatchewan Government statutory perspective to expend any funds on the 14 mineral claims until October 25, 2027, to maintain the 14 contiguous mineral claims in good standing.

The Technical Report recommended HLREE conduct a phase one exploration expenditure program of CAD$1.9 million comprising CAD$1.7 million of drilling and field work and CAD$0.2 million of metallurgical test work. Post the Technical Report being completed, the Company has commenced additional assays on a portion of the 13.8 metric tonnes of drill core and bulk samples located at SRC facility in Saskatoon and commissioned the interpretation of the September 2024 geophysical and radiometric surveys. Based upon these results, SMD will fine tune the timing, and the extent of the phase one exploration program as recommended in the Technical Report. SMD is in discussions with SRC to use their laboratory, analytical services and rare earth element separation facilities to optimize the de-risking of HLREE and also potentially provide verified third party rare earth element materials to the Euclid Magnet Facility prior to any commercial development of HLREE.

As at the date of this joint proxy statement and consent solicitation/prospectus, REalloys has only committed to the metallurgical test work portion of the phase one exploration program of CAD$0.2 million as described above and the interpretation of the geophysical and radiometric surveys. A final decision on the CAD$1.7 million drilling and field work will be made after these results become available. Due to seasonal and other potential site access restrictions, the earliest phase one drilling and field work can commence is the second quarter of 2026.

The Technical Report also recommended year 1 baseline environmental studies of CAD$0.8 million. The decision on the commencement of the baseline environmental studies will be made concurrently with the phase one drilling and field work program with the earliest start date being in the second quarter of 2026.

The Technical Report also recommended HLREE conduct a phase 2 exploration program of CAD$4.7 million comprising CAD$4.4 million of drilling and field work and CAD$0.3 million of metallurgical test work. The phase two drilling and field work and timing is subject to a number of factors including the results of the phase one metallurgical test work and interpretation of geophysical and radiometric surveys, results of the phase one drilling and field work program and seasonal and potentially other site access restrictions. The phase two metallurgical test work is subject to phase one metallurgical test work results.

Summary of Future Funding for SMD & HLREE in the next 12 months

a.	Minimum mineral claims expenditure as required by Saskatchewan Government	-
b.	Technical Report phase one - metallurgical test work & HLREE project management	$200,000
c.	Total SMD & HLREE 12 month Future Funding Requirements	$7,282,500

There are no future funding commitments for SMD & HLREE beyond the next 12 months other than minimal mineral claims management and filing fees until mid-2028 provided the phase one metallurgical test work is undertaken prior to October 2027.

There is a net smelter royalty on HLREE of 1.8% up to a maximum of CAD$1.0 million based upon commercial production. HLREE will not be in production within the next 12 months.

PMTCM & Euclid Magnet Facility Future Funding Requirements in the next 12 months

Under the PMTCM Share Exchange Agreement for the acquisition of 100% of the shares and business of PMTCM, REalloys is required to complete the remaining two capital injections of $200,000 to be injected on or before August 31, 2025; and $950,000 to be injected on or before the earlier of September 30, 2025.

Additional Rare Earth Element Sources Funding Requirements in the next 12 months

REalloys continues to assess opportunities for additional primary and secondary sources of rare earth elements, including recycled magnets for final production Euclid Magnet Facility prior to commencement of commercial operations at HLREE. REalloys is in discussions with SRC to utilize on a toll-manufacturing basis their rare earth elements separation facilities to supply LREE and HREE materials to the Euclid Magnet Facility which could include direct investment into their project in exchange for certain priority rights. As of the date of this joint proxy statement and consent solicitation/prospectus, REalloys has not committed to any additional investments other than HLREE and PMTCM.

Summary of Future Financing Requirements

REalloys estimated future financing requirements for the following 12 months from the date of this joint proxy and consent solicitation statement/prospectus are set forth below:

a. Acquisitions
i. PMTCM Share Exchange Agreement Payment (August and September 2025 payments)[1]	$1,150,000
Total Acquisition Payments	$1,150,000
b. SMC & PMTCM Operating Future Financing Requirements
i. Property SMD exploration expenses	$200,000
ii. PMTCM contract works revenue less costs	-
Total Operations Future Financing	$200,000
c. Corporate and Other SG&A Future Financing Requirements[2]	$10,050,000
d. Liabilities & Creditors Future Financing Requirements[3]	$3,212,000
Total Future Financing Requirements Assuming > $20 million equity raise	$14,612,000

1.	Reflects the remaining outstanding payments of the PMTCM Share Exchange Agreement, as amended, of $200,000 to be injected on or before August 31, 2025, and $950,000 to be injected on or before the earlier of (i) September 30, 2025.

2.	The following chart sets forth estimates for corporate general and administrative expenses of REalloys as a publicly listed company for the next 12 months:

NASDAQ Merger Listing Fee and Non-recurring Merger Expenses	$950,000
Recurring Public Company General and Administrative Expenses	$2,200,000
Other SG&A	$500,000
Management & Board (accrued subject to REalloys capital raise > $20 million)	$4,800,000
Consultants (accrued subject to REalloys capital raise > $20 million)	$1,600,000
Total General and Administrative Expenses in the next 12 months	$10,050,000

If REalloys does not complete a capital raise greater than $20 million, the G&A cash component for 12 months will reduce to $9,075,000 (reduction of total of $1,545,000 included in consultants and management and board expenses).

3.	The following table sets forth a summary of the estimated liabilities and creditors payable, not otherwise included in the above table of estimates, in the next 12 months:

REalloys Promissory Note[1]	$2,044,000
Additional Consultants	$100,000
Creditors – trade	$550,000
Creditors – non-trade	$518,000
Total Liabilities and Creditors payable in the next 12 months	$3,212,000

1.	REalloys raised in excess of $10M in financing in July 2025, triggering the earlier repayment date in the Promissory Note issued by the Company on June 3, 2024, and amended in July 2025, to Issac Sternheim, who is a stockholder of REalloys and is a father of Leonard Sternheim, the Co-founder, President and Director of REalloys for the amount of $2.04 million, due upon the earlier of (i) January 31, 2026 and (ii) within 90 days of the receipt by REalloys of the principal amount or any portion thereof from any source of financing of the Company in excess of $10 million (the “capital raise trigger”). There is no interest rate associated with the REalloys Promissory Note. As the REalloys Promissory Note is a related party transaction, the Company recorded an imputed interest rate of 18% per annum and will convert the accrued interest amount into paid in capital upon repayment. REalloys has also issued $2,915,000 of REalloys SAFEs, comprised of $1,320,000 to related parties, which will be settled under the terms of the Merger Agreement, in shares of Blackboxstocks common stock. As there is no interest or principal cash settlement associated with the SAFE Notes, they have been excluded from the estimated funding requirements.

Future Financing Sources for the following 12 months include:

As of the date of this filing, financing sources secured by REalloys as related to the consummation of the Merger consist of the following:

a.	Cash (approximate value as of the date of this proxy)	$3,000,000
b.	Five Narrow Lane LP Financing – Second REalloys Financing Closing in connection with the consummation of the Merger	$3,000,000
c.	Less: Fees	$(350,000)
d.	Net Secured Financing	$5,650,000

REalloys is pursuing additional future funding sources including, but not limited to:

a.	The US and Canadian State, Provincial and Federal Governments have grant programs for the development of critical materials companies with REalloys and its 100% owned subsidiaries, SMD and PMTCM potential recipients of one or more of these grant programs; and

b.	The US and Canadian Federal Governments and their respective department, agencies and development banks offer loan, loan guarantees, tax incentives, and equity investments for critical materials companies, with REalloys and its 100% owned subsidiaries; SMD and PMTCM potential recipients of one or more of these types of funding.

Other than the anticipated proceeds from the Five Narrow Lane LP financing described above (including $3,000,000 from the Second REalloys Financing Closing committed in connection with the consummation of the Merger), REalloys does not currently have other probable or secured funding sources. Accordingly, if REalloys does not raise capital in excess of $9 million, REalloys will require additional financing to fund its operations further and otherwise implement its business strategy as disclosed above. REalloys is exploring additional opportunities to raise capital, but it cannot assure you that it will be successful in doing so. REalloys also intends to apply either directly and/or through its wholly-owned subsidiaries for additional relevant and loan(s) and or grant(s) as they become available in both the United States and Canada at the Federal, State and Provincial levels. REalloys’ failure to raise capital as and when needed would have a material adverse impact on its financial condition, its ability to meet its obligations, and its ability to pursue its business strategies. REalloys expects to seek additional funds through a variety of sources, which may include additional public or private equity or debt financings, collaborative, or other arrangements with corporate sources, or through other funding sources.

Contractual Obligations and Other Commitments

REalloys enters into contracts in the normal course of business with various third parties for research studies and other services. These contracts generally provide for termination upon notice, and therefore REalloys believes that its non-cancelable obligations under these agreements are not material.

REalloys has not entered into any off-balance sheet arrangements and does not have any holdings in unconsolidated variable interest entities.

Critical Accounting Polices and Estimates

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

These consolidated financial statements include the accounts of the REalloys and Strategic Metals (together, the “Company”). Strategic Metals is a Variable Interest Entity (“VIE”), in which REalloys is the primary beneficiary. All inter-company transactions and balances have been eliminated on consolidation.

Strategic Metals is classified as a VIE because the equity investment at risk is not sufficient to finance Strategic Metals’ activities without additional subordinated financial support. REalloys has been identified as the primary beneficiary as it has both the power to direct the significant activities of Strategic Metals and the obligation to absorb its losses or the right to receive benefits that could be potentially significant to Strategic Metals.

Going Concern

The Company’s consolidated financial statements are prepared on a going concern basis of accounting, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover its operating costs and allow it to continue as a going concern.

Since inception, the Company has incurred losses and expects to continue to incur losses as a result of costs and expenses related to mining exploration. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern for the next 12 months from the date these consolidated financial statements are issued is dependent upon its ability to develop additional sources of debt and, or equity to fund the continued development of its mineral property and ultimately achieve profitable operations. The Company plans to obtain such resources by relying upon continued advances from related parties sufficient to meet its minimal operating expenses and seeking third-party equity and/or debt financing. However, the Company cannot provide any assurances that it will be successful in accomplishing any of its plans. These consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, limited operating history; exploration, development, and operating risks, achieving commercial feasibility, permits and government regulations, environmental and safety regulations, dependence on key personnel, and financing risks.

Cash

All the Company’s cash is held in bank accounts with reputable financial institutions. The Company maintains cash balances in its bank accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk with respect to cash.

Mining Properties

The Company capitalizes costs for acquiring mineral properties, claims and royalty option and expenses costs to maintain mineral rights and leases as incurred. When a property reaches the production stage, the related capitalized costs are amortized on a units-of-production basis over the proven and probable reserves following the commencement of production. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until assets are ready for their intended use. Mineral properties are periodically assessed for impairment of value when events or changes in circumstances indicate that the related carrying amounts of such assets may not be recoverable. Events or circumstances that could indicate that the carrying value of an asset or asset group may not be recoverable include, but are not limited to, significant adverse changes in the business climate including changes in future mineral prices, significant changes to the extent or manner in which the asset is being used or its physical condition including significant decreases in production or mineral reserves, and significant decreases in the market price of the assets. Any subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations.

Costs of lease, exploration, carrying and retaining unproven mineral properties are expensed as incurred. The Company expenses all mineral exploration costs as incurred, as it is still in the exploration stage. If the Company identifies proven and probable reserves in its investigation of its properties and upon development of a plan for operating a mine, it would enter the development stage and capitalize future costs until production is established.

To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all exploration costs are expensed as incurred. For the period ended June 30, 2024, and the three and six months ended June 30, 2025, the Company did not incur any exploration costs or development costs.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 930-805, “Extractive Activities-Mining: Business Combinations” states that mineral rights consist of the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits. Mining assets include mineral rights which are considered tangible assets under ASC 930-805. ASC 930-805 requires that mineral rights be recognized at fair value as of the acquisition date. As a result, the direct costs to acquire mineral rights are initially capitalized as tangible assets. Mineral rights include costs associated with acquiring patented and unpatented mining claims.

FASB ASC 930-805 provides that in measuring the fair value of mineral assets, an acquirer should take into account both:

(a)	The value beyond proven and probable reserves (“VBPP”) to the extent that a market participant would include VBPP in determining the fair value of the assets.

(b)	The effects of anticipated fluctuations in the future market price of minerals in a manner that is consistent with the expectations of market participants.

Property and equipment

Property and equipment is stated net of accumulated depreciation. Historical cost includes expenditures directly attributable to the acquisition of the assets. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For the three and six months ended June 30, 2025, no impairment charges have been recorded.

Intangible assets

Intangible assets consist of definite-lived patents and customer lists. Definite-lived intangible assets are recorded at fair value less accumulated amortization. The assets are amortized on a straight-line basis over their estimated useful life of 15 years, given the pattern of economic benefit cannot be reliably determined. The Company considers the period of expected cash flows and underlying data to measure fair value when determining their useful lives.

Goodwill

Goodwill recognized in business combinations is assigned to the reporting units that are expected to benefit from the combination as of the acquisition date. Goodwill is not amortized; rather, goodwill is tested annually for impairment or more frequently upon the occurrence of certain events or substantive changes in circumstances. The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the Company can support the conclusion that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would not need to perform a quantitative impairment test. If the Company cannot support such a conclusion or the Company does not elect to perform the qualitative assessment, the Company performs a quantitative assessment. If a quantitative goodwill impairment assessment is performed, the Company utilizes a combination of the market and income valuation approaches. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the reporting unit is less than its carrying value. The Company has selected December 31st as the date to perform its annual impairment test.

Revenue

The Company recognizes revenue from service contracts in accordance with ASC 606, Revenue from Contracts with Customers. The company identifies performance obligations within each contract. It recognizes revenue as these obligations are satisfied over time or at a point in time, depending on the nature of the service.

For ongoing service contracts, revenue is generally recognized over time as the customer simultaneously receives and consumes the benefits provided. REalloys uses an output method to measure progress, typically based on time elapsed or milestones achieved. For contracts where REalloys has a right to invoice for services performed to date, the practical expedient all the misunderstanding that all right is applied to recognize revenue in the amount for which the company has a right to invoice.

Revenue is measured based on the consideration specified in the contract with the customer, excluding any amounts collected on behalf of third parties.

Cost of Sales

Cost of sales related to service contracts primarily includes direct labor costs, subcontractor expenses, materials used in fulfilling the contracts, and an allocation of overhead costs directly attributable to contract activities. These costs are recognized in accordance with ASC 340-40, Other Assets and Deferred Costs - Contracts with Customers.

Direct costs that relate to future performance obligations are capitalized as contract assets when incurred and amortized on a systematic basis consistent with the pattern of transfer of the goods or services to which the asset relates. Costs that relate to satisfied performance obligations are expensed as incurred.

REalloys performs periodic assessments of contract costs to determine if they are recoverable. Any anticipated losses on contracts are recognized when identified. The company uses the cost-to-cost method to measure progress towards complete satisfaction of performance obligations for purposes of recognizing both revenue and associated costs.

Indirect costs that cannot be clearly related to production, such as general and administrative expenses, are expensed as incurred and not included in cost of sales.

Fair Value of Financial Instruments

FASB ASC 820 “Fair Value Measurements and Disclosures” defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization. The three levels are defined as follow:

●	Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3: inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of cash, note payable, and Simple agreements for future equity (“SAFEs”) approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each reporting period. There are no assets or liabilities measured at fair value on a recurring or non-recurring basis as of June 30, 2025, other than the warrant liability.

Acquisition-related contingent consideration was recorded as a result of the acquisition of Strategic Metals and relates to a warrant that will automatically convert into $38.0 million worth of the Company’s shares of common stock upon completion by the Company of a liquidity event (as defined in the share purchase agreement). All unconverted warrants become null and void if not converted on or before December 31, 2026. The fair value of the acquisition-related contingent consideration was determined using the probability-weighted expected return method (“PWERM”) valuation model, with the following range of key assumptions used in the PWERM: the timing of a liquidity event of October 2025 and December 2025, a discount rate of 4.39% and 4.31%, the probability of timing of a liquidity event of 60% and 25%, and a discount for lack of marketability of 6.2% and 7.7%. Accordingly, the acquisition-related contingent consideration is measured at fair value on a recurring basis using unobservable inputs; therefore, this instrument represents a Level 3 measurement within the fair value hierarchy. The fair value of the special warrant liability at the time of acquisition was $28.4 million and $29.4 million at December 31, 2024. Due to the use of unobservable inputs in the valuation model, there is inherent uncertainty in the measurement of fair value for this contingent consideration, and actual results may differ from these estimates. At each reporting period end, changes in the fair value of the contingent consideration will be recorded in earnings. The Company remeasured the fair value of the special warrant liability at June 30, 2025, to $28.1 million. The ($2.0) million and ($1.3) million change in fair value has been recorded in earnings during the three and six months ended June 30, 2025, respectively. There was no change in fair value for the period ended June 30, 2024.

Income Taxes

Income taxes are recognized in accordance with ASC 740 “Income Taxes”. Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s consolidated financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carry-forward period under the Federal tax laws. Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimates.

The Company evaluates tax positions in a two-step process. The Company first determine whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company classifies gross interest and penalties and unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as long-term liabilities in the consolidated financial statements.

Known Trends, Events and Uncertainties

Ongoing geopolitical conflicts, including between Russia and Ukraine and between Israel and Hamas, and related sanctions and countermeasures, are difficult to predict, and could adversely impact geopolitical and macroeconomic conditions, the global economy, and contribute to increased market volatility, which may in turn adversely affect REalloys’ business and operations. The current tariff disputes between the United States and Canada could also have an adverse impact on REalloys effectively and efficiently building a North American integrated rare earth to magnet and magnet material supply chain and impact the cost structure of raw materials for the Company’s Euclid facility. Further the wider tariffs applied by the US and reciprocal retaliatory tariffs applied by other countries outside of Canada could impact the economics and viability of the business including limiting the flow of critical materials and equipment.

REalloys may not be able to raise sufficient additional capital and may tailor the manufacturing and development of its products based on the amount of funding it is able to raise in the future. There is no assurance that these initiatives will be successful.

Other than as discussed above and elsewhere in this proxy statement/prospectus, REalloys is not aware of any trends, events or uncertainties that are likely to have a material effect on its financial condition.

Description Of COMBINED COMPANY SECurities

As a result of the Merger, REalloys stockholders who receive shares of Blackboxstocks securities in the Merger will become stockholders of Blackboxstocks. The rights of stockholders of Blackboxstocks will be governed by Nevada law, the Blackboxstocks Articles and the Blackboxstocks Bylaws. The following briefly summarizes the material terms of Blackboxstocks’ capital stock after giving effect to the Merger, the amendment of the Blackboxstocks Articles pursuant to the proposals set forth herein, and the other transactions contemplated hereunder. Blackboxstocks urges you to read the applicable provisions of the NRS, the proposed amendments to the Blackboxstocks Articles and the Blackboxstocks Bylaws carefully in their entirety. A copy of the proposed amendments to the Blackboxstocks Articles as related to the proposed reverse stock split and authorized share increase are included in this joint proxy and consent solicitation statement/prospectus as Annex C and Annex D, respectively. Additionally, the following summary of certain terms and provisions of the Series C Preferred Stock that will be issued in connection with the Merger is not complete and is subject to, and qualified in its entirety by, the provisions of the Series C Certificate of Designations (as defined below), the form of which is included in this joint proxy and consent solicitation statement/prospectus as Annex J.

General

Following the consummation of the Merger and approval of the Authorized Share Increase Proposal, the authorized capital stock of the Combined Company will consist of: [●] shares of capital stock, consisting of [●] shares of Blackboxstocks common stock, par value $0.001 per share, and [●] shares of preferred stock, par value $0.001 per share (“Blackboxstocks Preferred Stock”). As of [●], 2025, and prior to the consummation of the Merger, Blackboxstocks authorized capital stock consists of (i) 100,000,000 shares of Blackboxstocks common stock and (ii) 10,000,000 shares of Blackboxstocks Preferred Stock.

Common Stock

Each share of Blackboxstocks common stock entitles a stockholder to one vote on all matters upon which stockholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert the Blackboxstocks common stock into other securities. No shares of Blackboxstocks common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of Blackboxstocks common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by the Blackboxstocks Board of Directors from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to stockholders. Blackboxstocks does not anticipate declaring or paying any cash dividends on Blackboxstocks common stock in the foreseeable future.

Transfer Agent and Registrar. The transfer agent and registrar for the Blackboxstocks common stock is Securities Transfer Corporation, 2901 N. Dallas Parkway, Suite 380, Plano, Texas 75093.

Securities Exchange. Blackboxstocks common stock is traded on the Nasdaq Capital Market under the symbol “BLBX.”

Preferred Stock

Pursuant to the Blackboxstocks Articles (prior to amendment pursuant to the proposals set forth herein) the Blackboxstocks Board of Directors, without further stockholder approval, provided for the issuance of up to 10,000,000 shares of Blackboxstocks Preferred Stock, in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. The Blackboxstocks Board of Directors has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of Blackboxstocks.

Of the 10,000,000 shares of authorized Blackboxstocks Preferred Stock, 5,000,000 shares are designated Series A Convertible Stock, 2,400,000 shares are designated Series B Convertible Preferred Stock (the “Series B Preferred Stock”) and [●] will be designated as Series C Preferred Stock.

Series A Convertible Preferred Stock

As designated, each holder of Series A Preferred Stock is entitled to 100 votes, for each share held of record on the applicable record date on all matters presented for a vote of the stockholders of Blackboxstocks, including, without limitation, the election of directors. Each share of Series A Preferred Stock is convertible into one share of Common Stock. Shares of Series A Preferred Stock shall rank, with respect to dividend rights and rights on liquidation, winding up and dissolution of Blackboxstocks, pari passu with the Blackboxstocks common stock.

Series B Convertible Preferred Stock

As designated, the Series B Preferred Stock has no dividend rights. Except as required by law, or the Blackboxstocks Bylaws, holders of Series B Stock have no voting rights. However, for as long as any shares of Series B Preferred Stock are outstanding, Blackboxstocks may not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series B Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend the Certificate of Designations of the Series B Convertible Preferred Stock, (ii) amend the Blackboxstocks’ Articles in any manner that adversely affects any rights of the holders of Series B Preferred Stock, or (iii) enter into any agreement with respect to any of the foregoing. Each share of Series B Preferred Stock is convertible into one share of Blackboxstocks common stock, subject to adjustment for reclassification, exchange, substitution or reorganization. All shares of Series B Preferred Stock previously issued by Blackboxstocks have been forfeited, retired and cancelled.

Series C Convertible Preferred Stock

Pursuant to the terms of the Merger Agreement, as a condition to Closing, Blackboxstocks will file a Certificate of Designations (the “Series C Certificate of Designations”) with the Secretary of State of the State of Nevada establishing a class of preferred stock to be designated Series C Preferred Stock, par value $0.001 per share, stated value $3,000 per share, which is expected to be issued as partial consideration in the Merger and exchanged for shares of REalloys Preferred Stock on a ratio of one share of REalloys Preferred Stock to one share of Series C Preferred Stock. All shares of capital stock of Blackboxstocks rank pari passu or junior to the Series C Preferred Stock, with respect to preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of Blackboxstocks. The Series C Preferred Stock will be convertible into shares of Blackboxstocks common stock at the election of the holder at any time and from time to time after issuance of the Series C Preferred Stock at a conversion price to be equal to 100% of the lesser of (i) the closing price of the Blackboxstocks common stock on the trading day immediately prior to the closing of the Merger and (ii) the closing price of the Blackboxstocks common stock on the date stockholder approval for issuance of the Series C Preferred Stock and Blackboxstocks common stock into which it converts is obtained (the “Series C Stockholder Approval”).

The conversion price is subject to customary adjustments for stock dividends, stock splits, reclassifications, stock combinations and the like (subject to certain exceptions). In addition, the conversion price and the number of shares issuable upon conversion of the Series C Preferred Stock are subject to full ratchet anti-dilution protection. At any time after issuance of the Series C Preferred Stock, to the extent Blackboxstocks raises capital in any financing with gross proceeds in excess of $3 million, Blackboxstocks is required to use one-third of such gross proceeds to redeem all or any portion of the Series C Preferred Stock then outstanding. The amortization payments due upon such redemption are payable by Blackboxstocks in cash at a price equal to the product of (i) 110% and (ii) the stated value of the shares of Series C Preferred Stock being redeemed plus any and all accrued and unpaid dividends on such shares of Series Preferred C Stock.

The holders of the Series C Preferred Stock are entitled to dividends of 2.5% per annum, compounded each calendar month, which are payable in arrears monthly in cash, “in kind” in the form of additional shares of Series C Stock, or in a combination thereof, at the holder’s discretion, in accordance with the terms of the Series C Certificate of Designations. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Series C Certificate of Designations and described below), the Series C Preferred Stock shall accrue dividends at a rate of 15% per annum. Upon conversion, redemption or other repayment, the holders of shares of Series C Preferred Stock are also entitled to receive a dividend make-whole payment, assuming for calculation purposes that the stated value of such Series C Preferred Stock remained outstanding through and including the date of conversion or redemption of all the shares of Series C Preferred Stock. The holders of Series C Preferred Stock are entitled to vote with holders of the Blackboxstocks common stock on an as-converted basis, with the number of votes to which each holder of Series C Stock is entitled to be calculated as the stated value of such share of Series C Preferred Stock divided by the Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) immediately preceding the Subscription Date (as defined in the Series C Certificate of Designations), subject to certain beneficial ownership limitations as set forth in the Series C Certificate of Designations.

Notwithstanding the foregoing, Blackboxstocks’ ability to settle conversions and make amortization payments and dividend make-whole payments using shares of Blackboxstocks common stock is subject to certain limitations set forth in the Series C Certificate of Designations, including a limit on the number of shares that may be issued until the time, if any, that Blackboxstocks has obtained the Series C Stockholder Approval. Further, the Series C Certificate of Designations contains a certain beneficial ownership limitation after giving effect to the issuance of shares of Blackboxstocks common stock issuable upon conversion of the Series C Preferred Stock or as part of any amortization payment or dividend make-whole payment under the Series C Certificate of Designations.

The Series C Certificate of Designations includes certain Triggering Events (as defined in the Certificate of Designations), including, among other things, the suspension from trading or failure of Blackboxstocks common stock to be trading or listed (as applicable) on an Eligible Market (as defined in the Series C Certificate of Designations) for a period of five consecutive trading days and Blackboxstocks’ failure to pay any amounts due to the holders of Series C Stock when due. In connection with a Triggering Event, each holder of Series C Preferred Stock will be able to require Blackboxstocks to redeem in cash any or all of the holder’s shares of Series C Preferred Stock at a premium set forth in the Series C Certificate of Designations.

Warrants

Legacy Blackboxstocks Warrants

Following is a summary of Blackboxstocks’ warrant activity for the year ended December 31, 2024 and 2023 and the three months ended March 31, 2025:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
Warrants as of December 31, 2022	109,584	$13.25	4.53
Issued	-	$-	-
Forfeited	-	$-	-
Exercised	-	$-	-
Warrants as of December 31, 2023	109,584	$13.25	3.53
Issued	-	$-	-
Forfeited	(21,074)	$7.80	-
Exercised	-	$-	-
Warrants as of December 31, 2024	88,510	$14.54	3.26
Issued		$-	-
Forfeited		$-	-
Exercised	-	$-	-
Warrants as of December 31, 2024	88,510	$14.54	3.26

Blackboxstocks has issued warrants to purchase its common stock from time to time in connection with raising capital (including its initial public offering in 2021) or as incentive based compensation to executives. The warrants have terms ranging from 5 to 10 years from the date of issuance and in some cases provide for cashless exercise.

Legacy REalloys Warrants

Pursuant to that certain Securities Purchase Agreement (the “REalloys March 2025 Purchase Agreement”), dated as of March 6, 2025, by and between REalloys Inc. and Five Narrow Lane LP (“FNL”), REalloys issued to FNL the REalloys Warrants to acquire up to 5,000,000 shares of REalloys common stock. The REalloys Warrants are exercisable for shares of REalloys common stock immediately upon issuance, at an exercise price of $10.00 per share and expire two years from the date of issuance. The Exercise Price is subject to customary adjustments for stock dividends, stock splits, reclassifications, and the like. Pursuant to the Merger Agreement, the REalloys Warrants are to be assumed by Blackboxstocks at the closing of the Merger and will be exercisable for the purchase of Blackboxstocks common stock in an amount and at an adjusted exercise price based upon the Exchange Ratio. See “The Merger Agreement – Effects of Merger; Merger Consideration – Assumption of REalloys Warrants.”

Options

Legacy Blackboxstocks Options

The following table presents Blackboxstocks options as of December 31, 2024 and 2023:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
Options as of December 31, 2022	167,561	$11.68	8.78
Issued	78,750	$3.59	10.00
Forfeited	(30,686)	$9.90	8.78
Exercised	-	$-	-
Options as of December 31, 2023	215,625	$8.97	8.37
Issued	-	$-	-
Forfeited	(71,500)	$6.03	6.56
Exercised	-	$-	-
Options as of December 31, 2024	144,125	$9.09	7.35
Issued	15,000	$3.46	9.75
Forfeited	-	$-	-
Exercised	(9,000)	$3.65	8.38
	150,125	8.36	7.32

On August 4, 2021, the Blackboxstocks Board of Directors created and its stockholders approved the 2021 Blackboxstocks, Inc. Incentive Stock Plan (the “2021 Plan”) which became effective August 31, 2021. Effective October 7, 2022, Blackboxstocks’ stockholders approved an amendment and restatement of the 2021 Plan to increase the numbers of issuable shares from 187,500 to 312,500. On February 6, 2023 the Blackboxstocks’ stockholders approved the amendment and restatement the 2021 Plan to increase the number of shares available for issuance from 312,500 to 612,500 shares. The 2021 Plan allows Blackboxstocks, under the direction of the Board of Directors or a committee thereof, to make grants of stock options, restricted and unrestricted stock and other stock-based awards to employees, including our executive officers, consultants and directors.

Anti-takeover Provisions

The Blackboxstocks Articles and Blackboxstocks Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Blackboxstocks Board of Directors and in the policies formulated by the Blackboxstocks Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of our control. The Blackboxstocks Board of Directors is authorized to adopt, alter, amend and repeal the Blackboxstocks Bylaws or to adopt new Bylaws.  In addition, the Blackboxstocks Board of Directors has the authority, without further action by Blackboxstocks stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.  Of the 10,000,000 shares of authorized Preferred Stock, 5,000,000 shares are designated Series A Preferred Stock. As designated, each holder of Series A Preferred Stock is entitled to 100 votes, for each share held of record on the applicable record date on all matters presented for a vote of the stockholders of Blackboxstocks, including, without limitation, the election of directors. The issuance of Blackboxstocks preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in control.

Limitations of Director Liability and Indemnification of Directors, Officers and Employees

The Blackboxstocks Articles provide that no director or officer of Blackboxstocks shall be personally liable to Blackboxstocks or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the NRS.  Furthermore, any repeal or modification of such provision by the stockholders of Blackboxstocks will be prospective only, and shall not adversely affect any limitation of the personal liability of a director or officer of Blackboxstocks for acts or omissions prior to such repeal or modification.

The Blackboxstocks Articles also provide that Blackboxstocks shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Blackboxstocks, or who is or was serving at the request of Blackboxstocks as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the NRS as such statutes may be amended from time to time.

Comparison Of Corporate governance and STOCKHOLDERS’ rights

General

Each of Blackboxstocks and REalloys is a Nevada corporation. As such, the rights of Blackboxstocks and REalloys stockholders are governed by the laws of the State of Nevada. Additionally, the rights of Blackboxstocks stockholders are governed by the Blackboxstocks Articles and the Blackboxstocks Bylaws, and the rights of REalloys stockholders are governed by the REalloys Articles of Incorporation (the “REalloys Articles”) and the REalloys Bylaws (“REalloys Bylaws”). After completion of the Merger, the Blackboxstocks Articles and Blackboxstocks Bylaws will be controlling.

After completion of the Merger, all of REalloys’ stockholders will become stockholders of Blackboxstocks. Accordingly, their rights will be governed by the Blackboxstocks Articles and the Blackboxstocks Bylaws. While the rights and privileges of REalloys’ stockholders are, in many instances, comparable to those of Blackboxstocks’ stockholders, there are some differences. These differences arise from differences between the respective certificates of incorporation and bylaws of Blackboxstocks and REalloys.

Comparison of Corporate Governance and Stockholders’ Rights

The following discussion summarizes the material differences as of the date of this joint proxy and consent solicitation statement/prospectus between the rights of Blackboxstocks stockholders and the rights of REalloys stockholders. The following discussion is only a summary and does not purport to be a complete description of all differences. Please consult the respective certificates of incorporation and bylaws of Blackboxstocks and REalloys, each as amended, restated, supplemented or otherwise modified from time to time for a more complete understanding of these differences. See “Where You Can Find More Information” beginning on page 238 of this joint proxy and consent solicitation statement/prospectus.

	REalloys	Blackboxstocks
Authorized Capital Stock	250,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share.	100,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value.

Number of directors

The number of directors shall initially be three but may be increased or decreased from time to time by resolution of the REalloys Board of Directors. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. The initial directors of REalloys shall be Leonard Sternheim, Samuel Sternheim, and David Argyle.

Pursuant to Blackboxstocks Bylaws, the number of directors of Blackboxstocks shall not be less than three (3) nor more than nine (9) and the authorized number of directors may only be changed by resolutions of the Blackboxstocks Board.
Quorum	The presence in person, by means of remote communication, or by proxy of a majority of the voting power constitutes a quorum for the transaction of business at a meeting of stockholders, except as otherwise required by REalloys Articles, the REalloys Bylaws, or Chapter 78 of the NRS.

The presence in person, by means of remote communication, or by proxy of a majority of the voting power constitutes a quorum for the transaction of business at a meeting of stockholders, except as otherwise required by the Blackboxstocks Articles, the Blackboxstocks Bylaws, or the NRS. The holders of a majority of the voting power represented in person, by means of remote communication, or by proxy at a meeting, even if less than a quorum, may adjourn or postpone the meeting from time to time.

Classification of board of directors	The REalloys Board of Directors is not classified.	The Blackboxstocks Board of Directors is not classified.
Election of directors

At the first annual meeting of stockholders and at each annual meeting thereafter, the holders of shares of stock entitled to vote in the election of directors shall elect directors to hold office until the next succeeding annual meeting or until the director’s earlier death, resignation, disqualification, or removal. Despite the expiration of a director’s term, the director shall continue to serve until the director’s successor is elected and qualified.

Blackboxstocks directors are elected at the annual meeting of stockholders. Each director shall hold office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification, or removal. Despite the expiration of a director’s term, the director shall continue to serve until the director’s successor is elected and qualified.
Removal of directors

Any or all of the directors, or a class of directors, may be removed at any time, with or without cause, at a special meeting of stockholders called for that purpose by a vote of the holders of two-thirds of the voting power of the issued and outstanding stock entitled to vote.

Subject to the rights, if any, of any class or series of Blackboxstocks securities to nominate or elect directors under circumstances specified in any certificate of designation establishing the class or series of stock, the stockholders holding a majority of the shares then entitled to vote at an election of directors may remove any director from office with or without cause.
Vacancies on the board of directors

Unless otherwise provided in the REalloys Articles and newly created directorships, whether resulting from an increase in the size of the REalloys Board of Directors or due to the death, resignation, disqualification, or removal of a director or otherwise, may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. A director elected to fill a vacancy shall hold office for the unexpired term of that director’s predecessor in office and until that director’s successor is duly elected and qualified.

Subject to the rights, if any, of any class or series of Blackboxstocks securities to nominate or elect directors under circumstances specified in any certificate of designation establishing the class or series of stock, unless otherwise provided in the Blackboxstocks Articles and newly created directorships, whether resulting from an increase in the size of the Blackboxstocks Board or due to the death, resignation, disqualification, or removal of a director or otherwise, may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. A director elected to fill a vacancy shall hold office for the unexpired term of that director’s predecessor in office and until that director’s successor is duly elected and qualified.

Stockholder Action by Written Consent

Any action required or permitted by the Nevada Corporations Act to be taken at a meeting of stockholders may be taken without a meeting if, before or after the action, a written consent to the action is signed by stockholders holding a majority of the voting power of REalloys or, if different, the proportion of voting power required to take the action at a meeting of stockholders.

Any action required or permitted by the NRS to be taken at a meeting of stockholders may be taken without a meeting if, before or after the action, a written consent to the action is signed by stockholders holding a majority of the voting power of Blackboxstocks or, if different, the proportion of voting power required to take the action at a meeting of stockholders.

Amendment of the Charter	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the REalloys Articles.	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the Blackboxstocks Articles.
Amendment of Bylaws	The REalloys Board of Directors has the exclusive power to amend or repeal these REalloys Bylaws, or to adopt new bylaws.	The Blackboxstocks Board of Directors has the exclusive power to amend or repeal the Blackboxstocks Bylaws, or to adopt new bylaws.
Voting Rights

Each outstanding share of stock, regardless of class or series, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders, except as otherwise provided by the REalloys Bylaws and to the extent that the REalloys Articles or the certificate of designation establishing the class or series of stock provides for more or less than one vote per share or limits or denies voting rights to the holders of the shares of any class or series of stock.

Unless a different proportion is required by the REalloys Articles, the REalloys these Bylaws, or the Nevada Corporations Act:

(a) If a quorum exists, action other than the election of directors is approved if the votes cast in favor of the action exceed the votes cast against the action.

(b) If a quorum exists of any class or series of stock that is permitted or required to vote separately on any matter, action is approved by the class or series if a majority of the voting power of a quorum of that class or series votes in favor of the action.

Stockholders are prohibited from cumulating their votes in any election of directors of REalloys.

Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Except as otherwise provided by law, by Blackboxstocks Articles or the certificate of designation establishing the class or series of stock provides for more or less than one vote per share or limits or denies voting rights to the holders of the shares of any class or series of stock, each stockholder will be entitled at every meeting of the stockholders to one vote for each share of stock having voting power standing in the name of such stockholder on the books of Blackboxstocks on the record date for the meeting and such votes may be cast either in person or by proxy.

Special Meeting of Stockholders	Special meetings of stockholders may be called by the REalloys Board of Directors, any director, or the President. The only business which may be conducted at a special meeting of stockholders shall be the matter or matters set forth in the notice of such meeting.

A special meeting of stockholders may be called only by (a) the Chairman, (b) the Chief Executive Officer of Blackboxstocks, or (c) a majority of the total number of directors that Blackboxstocks would have if there were no vacancies on the Blackboxstocks Board of Directors, in each case to transact only such business as is properly brought before the meeting in accordance with the Blackboxstocks Bylaws and specified in the notice of the meeting. Special meetings of holders of any outstanding Preferred Stock, if any, may be called in the manner and for the purposes provided in the Articles of Incorporation or the certificate of designation establishing the class or series of stock.

Delivery of Notice Requirements of Stockholder Nominations and Proposals

Written notice stating the place (if any), date, and time of the meeting, the means of any electronic communication by which stockholders may participate in the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than 10 and not more than 60 days before the date of the meeting.

Notice to each stockholder entitled to vote at the meeting shall be given personally, by mail, or by electronic transmission if consented to by a stockholder, by or at the direction of the Secretary or the officer or person calling the meeting. If mailed, the notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder’s address as it appears on the share transfer records of the Corporation, with postage thereon prepaid.

Any stockholder entitled to notice of a meeting may sign a written waiver of notice delivered to REalloys either before or after the meeting. A stockholder’s participation or attendance at a meeting shall constitute a waiver of notice, except where the stockholder attends for the specific purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

Subject to the rights, if any, of any class or series of Blackboxstocks securities to nominate or elect directors under circumstances specified in any certificate of designation establishing the class or series of stock, only persons who are nominated in accordance with the procedures set forth in the Blackboxstocks Bylaws will be eligible for nomination for election to serve as directors. Nominations of persons for election as directors of Blackboxstocks Board may be made only at an annual meeting of stockholders (i) by or at the direction of the Blackboxstocks Board or (ii) by a stockholder who (A) has complied with all applicable requirements of the Blackboxstocks Bylaws in relation to such nomination, (B) was a stockholder of record of Blackboxstocks at the time of giving the notice required the Blackboxstocks Bylaws and is a stockholder of record of Blackboxstocks at the time of the annual meeting, and (C) is entitled to vote at the annual meeting.

To be timely, a stockholder’s notice required by the Blackboxstocks Bylaws must be delivered to or mailed and received by the Secretary of Blackboxstocks at the principal executive offices of Blackboxstocks not less than 90 nor more than 120 calendar days prior to the first anniversary of the date on which Blackboxstocks held the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be so delivered not later than the close of business on the later of the 90th calendar day prior to the annual meeting and the 10th calendar day following the day on which public disclosure of the date of the meeting is first made. In no event will the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice.

Dividends	The REalloys Board of Directors may authorize, and REalloys may make, distributions to its stockholders in cash, property (other than shares of the REalloys), or a dividend of shares of REalloys to the extent permitted by the REalloys Articles and the Nevada Corporations Act.	Blackboxstocks Articles and the Blackboxstocks Bylaws do not contain a provision regarding payment of dividends
Indemnification of Officers and Directors; Insurance; Advancement of Expenses

REalloys may, to the extent permitted by the Nevada Corporations Act, indemnify any person who is or was a director, officer, employee, or agent of REalloys or is or was serving at REalloys’ request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other entity (each such person, an “Indemnitee”) against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by the Indemnitee in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than a proceeding by or in the right of REalloys, to which the Indemnitee is, was, or is threatened to be made a party by reason of being an Indemnitee, if the Indemnitee either:

(a) Did not breach, through intentional misconduct, fraud, or a knowing violation of law, the Indemnitee’s fiduciary duties as a director or officer to act in good faith and in the interests of REalloys.

(b) Acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of REalloys and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful.

REalloys shall, to the extent permitted by the Nevada Corporations Act, indemnify any Indemnitee who was successful, on the merits or otherwise, in the defense of any action, suit, proceeding, or claim described in the REalloys Bylaws, against expenses (including attorneys’ fees) actually and reasonably incurred by the Indemnitee in connection with the defense.

Blackboxstocks Articles provide that Blackboxstocks shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Blackboxstocks, or who is or was serving at the request of Blackboxstocks as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the NRS as such statutes may be amended from time to time.

In addition, pursuant to Blackboxstocks Articles, no director or officer of Blackboxstocks shall be personally liable to the Blackboxstocks or any of its stockholders for damages for breach of fiduciary duty as a director or officer; other than (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the NRS.

Exclusive Forum	REalloys Articles and the REalloys bylaws do not contain a provision regarding forum selection.	Blackboxstocks Articles and the Blackboxstocks Bylaws do not contain a provision regarding forum selection.

Legal Matters

The validity of the Blackboxstocks common stock to be issued in connection with the Merger will be passed upon by Winstead PC. The U.S. federal income tax consequences of the issuance of contingent value rights will be passed upon for Blackboxstocks by Winstead PC.

Experts

The financial statements of Blackboxstocks, Inc. as of December 31, 2024, and for the year then ended have been audited by Victor Mokuolu CPA PLLC, an independent registered public accounting firm, as stated in their report thereon (which contains an explanatory paragraph relating to Blackboxstocks’ ability to continue as a going concern as described in Note 2 to the financial statements), incorporated by reference in this proxy statement/prospectus and are included in reliance upon the report of such firm given on the authority of said firm as experts in auditing and accounting.

The financial statements of Blackboxstocks, Inc. as of December 31, 2023, and for the year then ended have been audited by Turner, Stone & Company, L.L.P., an independent registered public accounting firm, as stated in their report thereon (which contains an explanatory paragraph relating to Blackboxstocks’ ability to continue as a going concern as described in Note 2 to the financial statements), appearing elsewhere in this proxy statement/prospectus and are included in reliance upon the report of such firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements for REalloys Inc. as of December 31, 2024, have been included herein and in the proxy statement/prospectus in reliance upon the report of Stephano Slack LLC, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The technical and scientific information contained herein relating to the Hoidas Lake Rare Earth Element Project was derived from the S-K 1300 Report prepared by, and has been incorporated by reference upon the authority of, William J. Lewis, P.Geo. of Micon International Limited. William J. Lewis, P.Geo. is a qualified person with respect to the matters covered by such report and in giving such reports. As of the date of this joint proxy and consent solicitation statement/prospectus, such persons do not own any of REalloys outstanding common stock.

Where You Can Find More Information

Blackboxstocks is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Blackboxstocks makes available free of charge on or through its website at www.blackboxstocks.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after Blackboxstocks electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Blackboxstocks are inactive textual references and information on those websites is not part of this joint proxy and consent solicitation statement/prospectus.

Blackboxstocks has filed with the SEC a registration statement on Form S-4, of which this joint proxy and consent solicitation statement/prospectus is a part, under the Securities Act to register the shares of Blackboxstocks common stock to be issued to REalloys stockholders in the Merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Blackboxstocks and Blackboxstocks common stock. However, this joint proxy and consent solicitation statement/prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Blackboxstocks and REalloys encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

Blackboxstocks has supplied all the information contained in this joint proxy and consent solicitation statement/prospectus relating to Blackboxstocks, and REalloys has supplied all information contained in this joint proxy and consent solicitation statement/prospectus relating to REalloys.

You should rely only on the information contained in this joint proxy and consent solicitation statement/prospectus. Neither Blackboxstocks nor REalloys has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this joint proxy and consent solicitation statement/prospectus is correct as of its date. It may not continue to be correct after this date. Blackboxstocks has supplied all of the information about Blackboxstocks and its subsidiaries contained in this joint proxy and consent solicitation statement/prospectus and REalloys has supplied all of the information contained in this joint proxy and consent solicitation statement/prospectus about REalloys. Each of Blackboxstocks and REalloys is relying on the correctness of the information supplied by the other.

Future Stockholder Proposals

Blackboxstocks

Pursuant to Rule 14a-8 under the Exchange Act (“Rule 14a-8”), a Blackboxstocks stockholder who intends to present a proposal at Blackboxstocks’ next annual meeting of stockholders (the “Blackboxstocks 2025 Annual Meeting”) and who wishes the proposal to be included in the proxy statement and form of proxy for that meeting must submit the proposal in writing no later than August 15, 2025, after which date such stockholder proposal will be considered untimely. Such proposal must be submitted on or before the close of business with attention to Blackboxstocks’ corporate secretary at 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240.

Blackboxstocks stockholders wishing to nominate a director or submit proposals to be presented directly at the Blackboxstocks 2025 Annual Meeting instead of by inclusion in the proxy statement for the Blackboxstocks 2025 Annual Meeting must follow the submission criteria and deadlines set forth in the Blackboxstocks Bylaws concerning stockholder nominations and proposals. To be timely, Blackboxstocks stockholder nominations for director and other proposals must be delivered to or mailed and received by Blackboxstocks’ corporate secretary at 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240 not less than 90 nor more than 120 calendar days prior to the first anniversary of the date on which Blackboxstocks held the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be so delivered not later than the close of business on the later of the 90th calendar day prior to the annual meeting and the 10th calendar day following the day on which public disclosure of the date of the meeting is first made. In no event will the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above.

REalloys

Inclusion of Proposals in REalloys Consent Solicitation under the SEC’s Rules

REalloys is currently a private company and, as a result, is not required to comply with the SEC’s regulations related to the submission of stockholder proposals.

Bylaws Requirements for Stockholder Submissions of Nominations and Proposals

The REalloys Bylaws do not establish any advance notice requirements in connection with the submission of stockholder proposals.

BLACKBOXSTOCKS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Blackboxstocks, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Blackboxstocks, Inc. (the “Company”) as of December 31, 2024, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial doubt about the Company’s ability to continue as a Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations - $3,309,064 and $5,297,671 for the year ended December 31, 2024 and December 31, 2023 respectively; and used cash in its operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee or the Company’s governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters communicated or required to be communicated to the audit committee.

Other Matters

The audit of the accompanying consolidated balance sheet of Blackboxstocks, Inc. as of December 31, 2023, and the related statement of operations, stockholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements) was performed by another Independent Registered Public Accounting Firm, Turner, Stone & Company, L.L.P.

We have served as the Company’s auditor since 2024.

Houston, Texas

March 21, 2025

PCAOB ID: 6771

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Blackboxstocks, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Blackboxstocks, Inc. (the “Company”) as of December 31, 2023 and the related statements of operations, stockholders’ equity and cash flows for the year in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and used cash in its operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Turner, Stone & Company, L.L.P.

We served as the Company’s auditor from 2015 to 2024.

Dallas, Texas

April 1, 2024

Blackboxstocks Inc.

Consolidated Balance Sheets

December 31, 2024 and 2023

	December 31,
	2024	2023

Assets
Current assets:
Cash	$17,036	$472,697
Accounts receivable	7,217	18,212
Inventory	3,464	3,464
Marketable securities	-	2,955
Note receivable	1,100,000	-
Other receivable	-	475,000
Prepaid expenses and other current assets	44,880	35,161
Total current assets	1,172,597	1,007,489

Long term assets:
Property and equipment, net	6,310	52,281
Right of use lease	287,783	344,370
Investments	8,424,000	8,424,000
Total long term assets	8,718,093	8,820,651

Total assets	$9,890,690	$9,828,140

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$1,629,803	$842,404
Accrued interest	1,613	1,613
Unearned subscriptions	928,203	1,295,514
Lease liability right of use, current	65,389	64,818
Note payable, current portion	10,592	28,064
Merchant cash advance	187,921	-
Advances payable	50,000	-
Advances payable, related party	101,189	-
Evtec advances payable	1,293,000	-
Total current liabilities	4,267,710	2,232,413

Long term liabilities:
Note payable	-	11,550
Lease liability right of use, long term	228,785	287,417
Total long term liabilities	228,785	298,967

Commitments and contingencies

Stockholders’ equity
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued and outstanding at December 31, 2024 and 2023, respectively	-	-
Series A Convertible Preferred Stock, $0.001 par value, 5,000,000 shares authorized; 3,269,998 issued and outstanding at December 31, 2024 and 2023, respectively	3,270	3,270
Series B Convertible Preferred Stock, $0.001 par value, 10,000,000 shares authorized; no shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	-	-
Common stock, $0.001 par value, 100,000,000 shares authorized: 3,538,038 and 3,223,015 issued and outstanding at December 31, 2024 and 2023, respectively	3,538	3,223
Common stock payable	-	-
Treasury stock	-	(27,650)
Additional paid in capital	28,343,505	26,802,808
Accumulated deficit	(22,956,118)	(19,484,891)
Total stockholders’ equity	5,394,195	7,296,760

Total liabilities and stockholders’ equity	$9,890,690	$9,828,140

The accompanying footnotes are an integral part of these consolidated financial statements.

Blackboxstocks Inc.

Consolidated Statements of Operations

For the years ended December 31, 2024 and 2023

	December 31,
	2024	2023
Revenue:
Subscriptions	$2,563,257	$3,096,112
Other revenues	3,689	9,914
Total revenues	2,566,946	3,106,026

Cost of revenues	1,437,283	1,666,192

Gross margin	1,129,663	1,439,834

Operating expenses:
Software development costs	417,944	923,720
Selling, general and administrative	3,568,296	5,140,391
Advertising and marketing	436,456	629,984
Depreciation and amortization	16,031	43,410
Total operating expenses	4,438,727	6,737,505

Operating income (loss)	(3,309,064)	(5,297,671)

Other (income) expense:
Interest expense	263	633
Financing costs	132,308	-
Loss on disposition of assets	29,940	-
Other income	-	(575,000)
Investment income	(348)	(58,849)
Total other (income) expense	162,163	(633,216)

Loss before income taxes	(3,471,227)	(4,664,455)

Income Taxes	-	-

Net loss	(3,471,227)	(4,664,455)

Weighted average number of common shares outstanding - basic and diluted	3,376,407	3,219,224

Net loss per share - basic and diluted	$(1.03)	$(1.45)

The accompanying footnotes are an integral part of these consolidated financial statements

Blackboxstocks Inc.

Consolidated Statement of Stockholders’ Equity

For the years ended December 31, 2024 and 2023

	Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Common Stock		Common Stock	Treasury	Additional Paid in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Payable	Stock	Capital	Deficit	Total

Balances, December 31, 2022	-	$-	3,269,998	$3,270	-	$-	3,298,033	$3,298	$23,340	$(1,102,375)	$18,070,556	$(14,820,436)	$2,177,653

Issuance of stock for partial shares resulting from reverse split	-	-	-	-	-	-	8,838	8	-	-	(8)	-	-

Purchase of treasury stock	-	-	-	-	-	-	-	-	-	(106,750)	-	-	(106,750)

Retirement of treasury stock	-	-	-	-	-	-	(454,441)	(454)	-	1,181,475	(1,181,021)	-	-

Stock based compensation	-	-	-	-	-	-	370,585	371	(23,340)	-	1,489,281	-	1,466,312

Issuance of stock for investment	-	-	-	-	2,400,000	2,400	-	-	-	-	8,421,600	-	8,424,000

Forfeiture of stock	-	-	-	-	(2400000)	(2,400)	-	-	-	-	2,400	-	-

Net loss	-	-	-	-	-	-	-	-	-	-	-	(4,664,455)	(4,664,455)

Balances, December 31, 2023	-	$-	3,269,998	$3,270	-	$-	3,223,015	$3,223	$-	$(27,650)	$26,802,808	$(19,484,891)	$7,296,760

Retirement of treasury stock	-	-	-	-	-	-	(10,607)	(11)	-	27,650	(27,639)	-	-

Forfeiture of shares	-	-	-	-	-	-	(10,000)	(10)	-	-	10	-	-

Stock based compensation	-	-	-	-	-	-	23,130	23	-	-	368,639	-	368,662

Issuance of stock for cash	-	-	-	-	-	-	312,500	313	-	-	1,199,687	-	1,200,000

Net loss	-	-	-	-	-	-	-	-	-	-	-	(3,471,227)	(3,471,227)

Balances, December 31, 2024	-	$-	3,269,998	$3,270	-	$-	3,538,038	$3,538	$-	$-	$28,343,505	$(22,956,118)	$5,394,195

The accompanying footnotes are an integral part of these consolidated financial statements

Blackboxstocks Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

	December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(3,471,227)	$(4,664,455)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	16,031	43,410
Amortization of note discount and issuance costs	-	-
Stock based compensation	368,662	1,454,062
Right of use lease	(1,474)	7,864
Financing costs	132,308	-
Loss on disposition of assets	29,940	-
Investment (income) loss	(348)	(58,849)
Changes in operating assets and liabilities:
Accounts receivable	10,995	41,401
Inventory	-	12,000
Other receivable	475,000	(475,000)
Prepaid expenses and other current assets	(9,719)	75,859
Accounts payable	667,229	124,555
Unearned subscriptions	(367,311)	273,086
Advances payable	50,000	-
Advances payable, related party	101,189	-
Evtec advances payable	1,293,000	-
Net cash used in operating activities	(705,725)	(3,166,067)

Cash flows from investing activities:
Purchase of property and equipment	-	(2,605)
Purchase of marketable securities	(9,273)	(11,293,184)
Sale of markertable securities	12,576	14,565,358
Issuance of note receivable	(1,100,000)	-
Net cash provided by (used in) investing activities	(1,096,697)	3,269,569

Cash flows from financing activities:
Purchase of treasury stock	-	(27,650)
Proceeds from issuance of common stock	1,200,000	-
Proceeds from merchant cash advance	397,750	-
Principal payments on notes payable	(29,022)	(28,733)
Payments on merchant cash advance	(221,967)	-
Net cash provided by (used in) financing activities	1,346,761	(56,383)

Net increase (decrease) in cash	$(455,661)	$47,119
Cash - beginning of year	472,697	425,578
Cash - end of year	$17,036	$472,697

Supplemental disclosures:
Interest paid	$264	$552
Income taxes paid	$-	$-

Non-cash investing and financing activities:
Retirement of treasury stock	$27,650	$1,181,475
Treasury stock purchased with other assets	$-	$79,100
Shares issued for investment	$-	$8,424,000
Forfeiture of shares	$-	$2,400

The accompanying footnotes are an integral part of these consolidated financial statements

Blackboxstocks Inc.

Notes to Consolidated Financial Statements

1. Organization

Blackboxstocks Inc. (the “Company”) was incorporated on October 4, 2011, under the laws of the State of Nevada under the name SMSA Ballinger Acquisition Corp. to effect the reincorporation of Senior Management Services of Heritage Oaks at Ballinger, Inc., a Texas corporation, mandated by a Plan of Reorganization confirmed by the United States Bankruptcy Court for the Northern District of Texas for reorganization under Chapter 11 of the United States Bankruptcy Code.

The Company changed its name to Blackboxstocks, Inc. and began operating as a financial technology and social media platform in March 2016. The platform offers real-time proprietary analytics and news for stock and options traders of all levels. The Company believes its web-based software employs “predictive technology” enhanced by artificial intelligence to find volatility and unusual market activity that may result in the rapid change in the price of a stock or option. The software continuously scans the NASDAQ, New York Stock Exchange, CBOE, and other options markets, analyzing over 10,000 stocks and up to 1,500,000 options contracts multiple times per second. The Company also provides users with a fully interactive social media platform that is integrated into our dashboard, enabling users to exchange information and ideas quickly and efficiently through a common network. Recently, the Company also introduced a live audio/video feature that allows members to broadcast on their own channels to share trade strategies and market insight within the community. The platform was initially made available to subscribers in September 2016. Subscriptions for the use of the platform are sold on a monthly and/or annual subscription basis to individual consumers through the Company website at http://blackboxstocks.com.

On April 1, 2024, the Company formed Blackbox.io Inc., a Delaware corporation, and on April 18, 2024, the Company and Blackbox.io Inc entered into a contribution agreement (the “Contribution Agreement”) pursuant to which the Company transferred certain specified business assets (the “Contributed Assets”) to Blackbox.io Inc. In consideration for the Contributed Assets, Blackbox.io Inc issued to the Company 3,226,145 shares of common stock, par value $0.001 per share and 3,369,998 shares of Series A convertible preferred stock, $0.001 par value per share, of Blackbox.io Inc, free and clear of all liens (the “Blackbox.io Operating Equity”), and assumed certain specified liabilities of the business of the Company (the “Assumed Liabilities”).

Simultaneously with the execution of the Contribution Agreement, the Company delivered fully executed documents of conveyance to effect the contribution of the Contributed Assets and the assignment of the Assumed Liabilities to Blackbox.io Inc, including (i) a bill of sale, (ii) an assignment and assumption agreement and (iii) an intellectual property assignment and Blackbox.io Inc delivered certificates and notices of issuance of stock transferable on the books of Blackbox.io Inc evidencing the issuance of the Blackbox.io Operating Equity.

As a result of the Contribution Agreement, Blackbox.io Inc. is a wholly-owned corporate subsidiary of the Company that now holds the Company’s legacy assets and continues its legacy business operations.

The Company is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “BLBX”.

2. Summary of Significant Accounting Policies

Basis of Presentation. The accompanying consolidated financial statements (“financial statements”) have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”).

Going Concern. The accompanying financial statements have been prepared in assumption of the continuation of the Company as a going concern, which is dependent upon the Company’s ability to obtain sufficient financing or establish itself as a profitable business. For the year ended December 31, 2024, the Company incurred an operating loss of $3,309,064 and a net loss of $3,471,227. In addition, for the year ended December 31, 2023, the Company incurred an operating loss of $5,297,671 and a net loss of $4,664,455. Cash flows used in operations totaled $705,725 for the year ended December 31, 2024. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

On March 10, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RABLBX Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of the Company (“Merger Sub”) and REalloys Inc., a Nevada corporation (“REalloys”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, REalloys will merge with and into Merger Sub, Merger Sub will cease to exist and REalloys will become a wholly-owned subsidiary of the Company (the “Merger”). At the closing of the Merger (the “Closing”), the holders of capital stock and outstanding instruments convertible into or exercisable for capital stock of REalloys will receive shares of common and preferred stock of the Company, $0.001 par value, based on an exchange ratio formula in the Merger Agreement (the “Exchange Ratio”) or as otherwise agreed to in the Merger Agreement, which is subject to adjustment in the event the parties raise capital in excess of certain thresholds. Immediately following Closing, based upon the Exchange Ratio, pre-Closing stockholders of the Company are expected to collectively retain approximately 7.3% of the post-Close aggregate common stock of the Company, par value $0.001 (the “Company Common Stock”) and holders of REalloys capital stock and instruments convertible into or exercisable for capital stock of the REalloys will receive as merger consideration newly issued shares of Company Common Stock representing approximately 92.7% of the post-Close aggregate as common and preferred stock of the Company. The Company believes that REalloys will be able to raise substantial capital and already has completed a financing that will provide $5,000,000 upon completion of the Merger. Closing of the Merger is subject to various customary closing conditions including but not limited to the SEC declaring the registration statement effective, approval of REalloys initial listing application by Nasdaq, and stockholder approval.

Blackboxstocks Inc.

Notes to Consolidated Financial Statements

In addition, the Company entered into a Securities Purchase Agreement dated with Five Narrow Lane LP, on January 17, 2025 (which was later amended on January 27, 2025 pursuant to which the Company agreed to issue, and Five Narrow Lane LP agreed to purchase, a series of debentures (the “Purchase Agreement”). The Purchase Agreement provides for financing of up to an aggregate principal amount $2,300,000 of which $1,050,000 has been received. An additional $750,000 will be funded upon filing of a registration statement on Form S-4 for the Merger, and an additional $500,000 will be funded when such registration statement on Form S-4 is declared effective by the SEC. There can be no assurance that the merger with REalloys will be completed and the related financing will be received.

The Company has historically been able to raise capital in order to fund its operations and on January 31, 2025, the Company filed a registration statement on Form S-3 for the sale of up to $50,000,000 of securities. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000. There can be no assurance that the Company will be able to raise any capital or on what terms.

The financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

Principles of Consolidation. The condensed consolidated financial statements include the accounts of Blackboxstocks Inc. and its wholly owned subsidiary Blackbox.io Inc., a Delaware corporation. All intercompany transactions and account balances between the Company and its subsidiary have been eliminated in consolidation. Transactions with its consolidated subsidiary are generally settled in cash.

Use of Estimates. The Company’s financial statement preparation requires that management make estimates and assumptions which affect the reporting of assets and liabilities and the related disclosure of contingent assets and liabilities in order to report these financial statements in conformity with GAAP. Actual results could differ from those estimates.

Segments. The Company operates as a single segment.

Cash. Cash includes all highly liquid investments that are readily convertible to known amounts of cash and have original maturities at the date of purchase of three months or less.

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC provides coverage of up to $250,000 per depositor, per financial institution, for the aggregate total of depositors’ interest and non-interest-bearing accounts. From time to time the Company’s cash balance exceeded FDIC limits. The Company has not experienced any losses on these accounts and management does not believe that the Company is exposed to any significant risks.

Accounts Receivable. Accounts receivable consists of invoiced and unpaid sales. The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable, which is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends. Accounts are considered delinquent when payments have not been received within the agreed upon terms and are written off when management determines that collection is not probable.

Investments in Marketable Securities. The Company has invested in marketable securities which primarily consist of investments in mutual funds that hold commercial and government debt securities. These investments are recorded at fair value based on quoted prices at the end of the Company’s reporting period. Any realized or unrealized gains or losses are recognized in the accompanying statements of operations.

Property and Equipment. The Company’s property and equipment is being depreciated on the straight-line basis over an estimated useful life of three years.

Impairment of Long-lived Assets. The Company evaluates long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This includes but is not limited to significant adverse changes in business climate, market conditions or other events that indicate an asset’s carrying amount may not be recoverable. Recoverability of these assets is measured by comparing the carrying amount of each asset to the future cash flows the asset is expected to generate. If the cash flows used in the test for recoverability are less than the carrying amount of these assets, the carrying amount of such assets is reduced to fair value.

Income Taxes. The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Management evaluates the probability of the realization of its deferred income tax assets. Management determined that because the Company has not yet generated taxable income, it is unlikely that a tax benefit will be realized from these operating loss carry forwards. Accordingly, the deferred income tax asset is offset by a full valuation allowance.

In accordance with ASC Topic 740, Income Taxes, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be capable of withstanding examination by the taxing authorities based on the technical merits of the position. These standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Blackboxstocks Inc.

Notes to Consolidated Financial Statements

Revenue Recognition. The Company operates under a software as a service (SaaS) model whereby we sell monthly and annual subscriptions allowing subscribers access to our platform. We recognize revenue over the subscription period (either monthly or annual) and record cash received but not yet earned as unearned subscriptions on our balance sheet in accordance with ASC 606.

Additionally, the Company receives revenues from commissions and the sale of promotional products which are presented as other revenues on the accompanying statements of operations. Commission revenues are recognized as they are earned and revenues from the sale of promotional products are recognized upon shipment.

Software Development Costs. The Company accounts for software development costs pursuant to ASC 985, Software, which requires that the costs incurred for planning, designing, coding and testing of software prior to technological feasibility be recorded as research and development expenses as incurred. Such costs include both internal development and engineering costs as well as development expenses contracted through third parties.

Advertising Expenses. The Company accounts for its advertising and marketing expenses in accordance with ASC 720-35-50 and expenses all costs as incurred including direct expenses of advertisement placement as well as the cost of producing or creating the advertisement.

Prepaid Expenses. Prepaid expenses are current assets created when the Company makes payments or incurs an obligation for expenses identified for a future period. These amounts are charged to expense as the services are provided.

Leases. The Company uses the right-of-use (“ROU”) model to account for leases where the Company is the lessee, which requires an entity to recognize a lease liability and ROU asset on the lease commencement date. A lease liability is measured equal to the present value of the remaining lease payments over the lease term and is discounted using the incremental borrowing rate, as the rate implicit in the Company’s leases is not readily determinable. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment. Lease payments include payments made before the commencement date and any residual value guarantees, if applicable. When determining the lease term, the Company includes option periods that it is reasonably certain to exercise as failure to renew the lease would impose a significant economic detriment.

For operating leases, minimum lease payments or receipts, including minimum scheduled rent increases, are recognized as rent expense where the Company is a lessee on a straight-line basis (“Straight-Line Rent”) over the applicable lease terms. The excess of the Straight-Line Rent over the minimum rents paid is included in the ROU asset where the Company is a lessee. Short-term lease cost for operating leases includes rental expense for leases with a term of less than 12 months.

Stock-Based Compensation. The Company may issue stock options to employees and stock options or warrants to non-employees in non-capital raising transactions for services and for other costs. The cost of stock options and warrants issued is measured on the grant date based on the fair value using the Cox-Ross-Rubinstein option pricing model. The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period.

The Cox-Ross-Rubinstein option model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The expected term represents the period of time that stock-based compensation awards granted are expected to be outstanding and is estimated based on considerations including the vesting period, contractual term and anticipated employee exercise patterns. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free rate is based on the U.S. Treasury yield curve in relation to the contractual life of stock-based compensation instrument. The dividend yield assumption is based on historical patterns and future expectations for the Company dividends.

Blackboxstocks Inc.

Notes to Consolidated Financial Statements

Recently Issued Accounting Pronouncements. In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2023-09 (“ASU 2023-09”), Income Taxes, which enhances the transparency of income tax disclosures by expanding annual disclosure requirements related to the rate reconciliation and income taxes paid. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis. Retrospective application is permitted. Adoption did not have any impact on the Company’s disclosures.

In November 2023, the FASB issued Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting, which improves reportable segment disclosure requirements. ASU 2023-07 primarily enhances disclosures about significant segment expenses by requiring that a public entity disclose significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss. This ASU also (i) requires that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment, and a description of its composition; (ii) requires that all annual disclosures are provided in the interim periods; (iii) clarifies that if the CODM uses more than one measure of profitability in assessing segment performance and deciding how to allocate resources, that one or more of those measures may be reported; (iv) requires disclosure of the title and position of the CODM and a description of how the reported measures are used by the CODM in assessing segment performance and in deciding how to allocate resources; (v) requires that an entity with a single segment provide all new required disclosures. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 and requires retrospective application. Early adoption is permitted. The amendments under ASU 2023-07 relate to financial disclosures and its adoption will not have an impact on the Company’s results of operations, financial position or cash flows. Adoption did not have any impact on the Company’s disclosures.

Subsequent Events. The Company has evaluated all transactions through the date the financial statements were issued for subsequent event disclosure or adjustment consideration.

Earnings or (Loss) Per Share. Basic earnings per share (or loss per share), is computed by dividing the earnings (loss) for the period by the weighted average number of common stock shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potentially issuable shares of common stock, including shares issuable upon conversion of convertible securities or exercise of outstanding stock options and warrants, in the weighted average number of common shares outstanding for the period. Therefore, because including shares issuable upon conversion of convertible securities and/or exercise of outstanding options and warrants would have an anti-dilutive effect on the loss per share, only the basic earnings (loss) per share is reported in the accompanying financial statements for period of loss.

The Company had total potential additional dilutive securities outstanding at December 31, 2024 and 2023, as follows.

	2024	2023
Series A Convertible Preferred Shares	3,269,998	3,269,998
Conversion rate	0.2	0.2
Common shares after conversion	654,000	654,000
Option shares	144,125	215,625
Warrant shares	88,510	109,584

Blackboxstocks Inc.

Notes to Consolidated Financial Statements

3. Investments and Marketable Securities

Marketable Securities

The Company determines the fair values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following three levels of inputs may be used to measure fair value:

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;

Level 2 inputs utilize other-than-quoted prices that are observable, either directly or indirectly and include quoted prices for similar assets and liabilities in active markets, and inputs such as interest rates and yield curves that are observable at commonly quoted intervals; and

Level 3 inputs are unobservable and are typically based on our own assumptions, including situations where there is little, if any, market activity.

The Company’s marketable securities are highly liquid and are quoted on major exchanges and are therefore classified as Level 1 securities.

The following table summarizes the Company’s assets that were measured and recognized at fair value as of December 31, 2024 and 2023:

	Level 1	Level 2	Level 3	Total
Balance at December 31, 2022	$3,216,280	$-	$-	$3,216,280
Purchases	11,293,184	-	-	11,293,184
Sales	(14,565,358)	-	-	(14,565,358)
Change in fair value	58,849	-	-	58,849
Balance at December 31, 2023	$2,955	$-	$-	$2,955
Purchases	9,273	-	-	9,273
Sales	(12,576)	-	-	(12,576)
Change in fair value	348	-	-	348
Balance at December 31, 2024	$-	$-	$-	$-

Investments

Evtec Group Limited (“Evtec Group”) operates through a single subsidiary, Evtec Automotive Limited, as a supplier of critical automotive parts to the automobile manufacturing industry. Evtec Group is based in the UK and provides complete assemblies to auto manufacturers, simplifying sourcing, saving time on procurement, and increasing production efficiency. Their pick and pack service supplies aftermarket automotive products, as well as offering kitting and fulfilment for non-automotive businesses. Their business focuses on premium luxury brands and a market transition to electric vehicles and includes Jaguar Land Rover Group as their largest customer.

On June 9, 2023, the Company entered into a Securities Exchange Agreement (the Securities Exchange Agreement”) with Evtec Group whereby the Company issued 2,400,000 shares of Series B Convertible Preferred Stock (the “Series B Stock”) (Note 4) in exchange for 4,086 preferred shares of Evtec Group. Upon conversion of the Series B Stock, the 2,400,000 shares would represent approximately 43% of the total common shares outstanding. The Evtec Group preferred shares were convertible into common shares of Evtec Group on a one-for-one basis upon a change in control or the listing of Evtec Group on Nasdaq or the London Stock Exchange. The preferred shares of Evtec Group were converted into common shares representing approximately 13% of Evtec Group.

The Company’s initial investment in Evtec Group was measured at $8,424,000 in accordance with ASC 820-10-30. The value of the Series B Stock issued by the Company was set by the closing price of its common stock on the day prior to closing of $3.51 as reported by Nasdaq. As a result, the 2,400,000 Series B Stock shares were valued at $8,424,000 which was determined to be the cost of the investment recorded pursuant to ASC 321-10-35. The investment was reviewed for impairment as of December 31, 2024.

Blackboxstocks Inc.

Notes to Consolidated Financial Statements

On November 24, 2023, the Company entered into a Binding Amendment to Amended Letter of Intent (the “LOI Amendment”) with Evtec Group, Evtec Automotive Limited, and Evtec Aluminium (collectively the “Evtec Companies), which amended a non-binding Amended Letter of Intent (the “LOI”) dated April 14, 2023. Pursuant to the LOI Amendment, the Company agreed to continue to negotiate in good faith to consummate a proposed acquisition of the Evtec Companies contemplated by the LOI (the “Proposed Transaction”), subject to the terms of the LOI Amendment.

As a condition to the Company’s continued good faith negotiations regarding the Proposed Transaction, the Evtec Companies (i) paid the Company aggregate extension fees totaling $400,000, (ii) provided extension advances of $1,293,000 (iii) paid the Company $175,000, as reimbursement of legal expenses incurred, (iv) forfeited and returned the 2,400,000 shares of the Series B Stock acquired by Evtec Group under the terms of the Securities Exchange Agreement, and (v) permitted the Company to convert each of the 4,086 preferred shares of Evtec Group issued to the Company pursuant to the Securities Exchange Agreement into one ordinary share of Evtec Group.

As provided for in the LOI Amendment, Evtec Group entered into a Forfeiture Agreement with the Company dated November 28, 2023 pursuant to which Evtec Group forfeited all of its right, title and interest in and to the 2,400,000 shares of Series B Stock acquired by Evtec Group pursuant to the Securities Exchange Agreement in order to further induce the Company to continue to negotiate in good faith to consummate the Proposed Transaction. Pursuant to the Forfeiture Agreement, the Company has no obligation to make any payment to Evtec Group, in cash or otherwise, for any such Series B Stock that are so forfeited. The shares of Series B Stock forfeited by Evtec Group were cancelled as of the date of the Forfeiture Agreement. In addition, Evtec Group converted the Evtec Group preferred shares held by the Company into 4,086 ordinary shares.

On December 12, 2023, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Evtec Aluminium, and the shareholders of Evtec Aluminium (“Sellers”).

On July 1, 2024, the Company entered into a Convertible Loan Agreement with Evtec Aluminium pursuant to which the Company loaned Evtec Aluminum $1,150,000 (the “Evtec Loan”). The Evtec Loan is unsecured, bears interest at 12% per annum and has a maturity date of one year from the date of issuance. The Evtec Loan is convertible into Evtec Aluminum ordinary shares at the rate of $1,197.92 per share at any time at the option of Blackboxstocks and converts automatically upon the closing of the Share Exchange Agreement (as defined below)..

Blackboxstocks Inc.

Notes to Consolidated Financial Statements

The Company’s initial investment in Evtec Group was measured at $8,520,000 in accordance with ASC 820-10-30. The value of the Series B Stock issued by the Company was set by the closing price of its common stock on the day prior to closing of $3.51 as reported by Nasdaq. As a result, the 2,400,000 Series B Stock shares were valued at $8,424,000.

On January 13, 2025, pursuant to Section 8.1 of the Share Exchange Agreement, the Company and Evtec Aluminum entered into a termination agreement (the “Termination Agreement”) pursuant to which the parties mutually agreed to terminate the Share Exchange Agreement. As a result of the Termination Agreement, the Share Exchange Agreement will be of no further force an effect (other than certain customary limited provisions that survive termination pursuant to the terms of the Share Exchange Agreement) and any ancillary agreements entered into in connection with the Share Exchange Agreement will also automatically terminate in accordance with their respective terms. See Note 11

Prior to the Termination Agreement, Evtec Aluminium provided $1,292,980 of financial support to the Company that remains outstanding at December 31, 2024.

4. Stockholders’ Equity

The Company has authorized 10,000,000 shares of preferred stock at $0.001 par value, 5,000,000 of which are designated as “Series A Convertible Preferred Stock” at $0.001 par value, 2,400,000 of which are designated as “Series B Convertible Preferred Stock” at $0.001 par value, and 100,000,000 authorized shares of common stock at $0.001 par value (“Common Stock”).

Shares of Series A Convertible Preferred Stock (the “Series A Stock”) rank pari passu with the Company’s Common Stock with respect to dividend and liquidation rights. Additionally, each share entitles the holder to 100 votes on matters submitted to Company stockholders. There are 3,269,998 shares of Series A Stock outstanding which are all held by Gust Kepler, the Company’s Chairman and Chief Executive Officer (“Mr. Kepler”). The Company and Mr. Kepler entered into Conversion Rights Agreement dated effective as of October 14, 2021, limiting the rights of the holder(s) of our outstanding shares of Series A Stock to convert such shares into Common Stock on a one-for-one basis as provided in the certificate of designation (the “Designation Conversion Rights”). Pursuant to the terms of the Conversion Rights Agreement, the Designation Conversion Rights are limited and exercisable based upon the Company reaching the following market capitalization (“Market Capitalization”) thresholds, measured on the last day of each calendar quarter:

●	If the Company’s Market Capitalization is less than $150,000,000, the outstanding Series A Stock will be convertible into Common Stock on a 5 -for-1 share basis;

●	If the Company’s Market Capitalization is equal to or greater than $150,000,000 but less than $200,000,000, the outstanding Series A Stock will be convertible into Common Stock on a 3.3 -for-1 share basis;

●	If the Company’s Market Capitalization is equal to or greater than $200,000,000 but less than $250,000,000, the outstanding Series A Stock will be convertible into Common Stock on a 2.5 -for-1 share basis;

●	If the Company’s Market Capitalization is equal to or greater than $250,000,000 but less than $350,000,000 the outstanding Series A Stock will be convertible into Common Stock on a 1.75 -for-1 share basis;

●	If the Company’s Market Capitalization is equal to or greater than $350,000,000 the outstanding Series A Stock will thereafter convertible into Common Stock pursuant to the Designation Conversion Rights (on a 1 -for-1 share basis).

The Conversion Rights Agreement terminates when the last share of Series A Stock is either converted or the largest Market Capitalization Threshold is met.

The Series B Stock has no dividend rights and no voting rights except as required by law or the Company’s bylaws. The Series B Stock is convertible into common shares on a one-for-one basis. Prior to the stockholder approval, the Series B Stock is not convertible into more than 19.9% of the Company’s outstanding common stock. All previously outstanding shares of Series B Stock were forfeited in December 2023.

Blackboxstocks Inc.

Notes to Consolidated Financial Statements

In February of 2023, the Company retired 171,940 shares of Common Stock acquired pursuant to its stock repurchase plan. In March of 2023, the Company acquired 282,501 shares of its common stock from Mr. Kepler at a price of $0.28 per share and then retired these shares returning them to authorized but unissued shares (See Note 7).

On April 10, 2023, the Company filed an Amendment to the Company’s Articles of Incorporation with the Nevada Secretary of State to effect the Reverse Stock Split at a Split Ratio of one-for-four. The Amendment took effect April 10, 2023, and the Company’s Common Stock began trading on a split-adjusted basis on The Nasdaq Capital Market at the commencement of trading on April 11, 2023, under the Company’s existing symbol “BLBX.”

There was no change in the par value of our Common Stock or Preferred Stock.

As a result of the Reverse Stock Split, every 4 shares of the Company’s Common Stock issued and outstanding immediately prior to the Effective Time was consolidated into one issued and outstanding share. In addition, proportionate adjustments were made to the exercise prices of the Company’s outstanding stock options and warrants and to the number of shares issued and issuable under the Company’s existing stock incentive plans.

The impact of the reverse stock split has been retroactively applied to these financial statements.

On July 1, 2024, the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Company sold 312,500 shares of its common stock, par value $0.001 (“Common Stock”), at a price per share of $4.00 for gross proceeds of $1,250,000. Gust Kepler, a director, our President and Chief Executive Officer, purchased $100,000 of the Common Stock under the terms of the Stock Purchase Agreement. Quadrofoglio Holdings LLC, a Florida limited liability company, purchased the remaining $1,150,000 of Common Stock. The Stock Purchase Agreement contains standard representations and warranties from the Company and the purchasers. (See Note 7)

5. Warrants to Purchase Common Stock

The following table presents the Company’s warrants as of December 31, 2024 and 2023:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
Warrants as of December 31, 2022	109,584	$13.25	4.53
Issued	-	$-	-
Forfeited	-	$-	-
Exercised	-	$-	-
Warrants as of December 31, 2023	109,584	$13.25	3.53
Issued	-	$-	-
Forfeited	(21,074)	$7.80	-
Exercised	-	$-	-
Warrants as of December 31, 2024	88,510	$14.54	3.26

During the years ended December 31, 2024 and 2023, stock-based compensation related to warrants totaled $85,016 and $127,520, respectively.

At December 31, 2024, warrants for the purchase of 88,510 shares were vested and no warrants remained unvested.

Blackboxstocks Inc.

Notes to Consolidated Financial Statements

6. Incentive Stock Plan

On August 4, 2021, our Board of Directors created and our stockholders approved the 2021 Blackboxstocks, Inc. Incentive Stock Plan (the “2021 Plan”) which became effective August 31, 2021. Effective October 7, 2022, the Company’s Stockholders approved an amendment and restatement of the 2021 Plan to increase the numbers of issuable shares from 187,500 to 312,500. On February 6, 2023 the Company’s stockholders approved the amendment and restatement the 2021 Plan to increase the number of shares available for issuance from 312,500 to 612,500 shares. The 2021 Plan allows the Company, under the direction of the Board of Directors or a committee thereof, to make grants of stock options, restricted and unrestricted stock and other stock-based awards to employees, including our executive officers, consultants and directors.

During the period ended December 31, 2023, the Company calculated the fair value of the options granted based on assumptions used in the Cox-Ross-Rubinstein binomial pricing model using the following inputs: the price of the Company’s common stock on the date of issuance; risk-free interest rate ranging from 3.73% to 4.44%, expected volatility ranging from 130% to 140% based on the volatility of the Company’s common stock, various exercise prices, and terms of 10 years. No options or warrants were issued by the Company for the year ended December 31, 2024

During November 2023, 11,858 shares of restricted common stock valued at $30,000 were granted which vested over 12 months

During the year ended December 31, 2023, 342,374 shares of restricted common stock were granted. The restricted shares, valued at $856,384, were vested at issuance.

During the year ended December 31, 2024, 23,130 shares of restricted common stock were granted. The restricted shares, valued at $92,850, were vested at issuance.

The following table presents the Company’s options as of December 31, 2024 and 2023:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
Options as of December 31, 2022	167,561	$11.68	8.78
Issued	78,750	$3.59	10.00
Forfeited	(30,686)	$9.90	8.78
Exercised	-	$-	-
Options as of December 31, 2023	215,625	$8.97	8.37
Issued	-	$-	-
Forfeited	(71,500)	$6.03	6.56
Exercised	-	$-	-
Options as of December 31, 2024	144,125	$9.09	7.35

During the years ended December 31, 2024 and 2023, stock-based compensation related to options totaled $190,796 and $444,383, respectively.

At December 31, 2024, options to purchase 144,125 shares were vested and no options remained unvested.

7. Related Party Transactions

On March 16, 2023, the Company purchased 282,501 shares of Common Stock from Mr. Kepler at a price of $0.28 per share. The purchase of these shares was done in order to reduce Mr. Kepler’s cash bonus for 2022. The shares acquired from Mr. Kepler were subsequently retired and added back to authorized but unissued shares.

As noted in Note 4, on July 1, 2024 Mr. Kepler purchased 25,000 shares of common stock at a price of $4.00 per share in connection with the Stock Purchase Agreement.

During 2024, Mr. Kepler forfeited 10,000 shares of common stock. The shares were subsequently retired and added back to authorized but unissued shares.

During 2024, Mr. Kepler advanced the Company approximately $101,000, all of which remained outstanding at December 31, 2024.

Blackboxstocks Inc.

Notes to Consolidated Financial Statements

8. Debt

Note Payable

On May 1, 2020, pursuant to the Paycheck Protection Program under the Coronavirus Aid Relief and Economic Security Act (“CARES Act”), the Company received a loan of $130,200. The loan carries an interest rate of 1% and an initial maturity of May 1, 2022. During August 2021, the Company received partial loan forgiveness from the SBA reducing the principal balance of the note to $96,795. During December 2021, the terms of the note were amended to carry an interest rate of 1% and mature on May 4, 2025. As of December 31, 2024, the unpaid balance of the note totaled $10,592.

Merchant Cash Advances

On May 28, 2024, the Company entered into a merchant cash advance agreement with proceeds totaling $198,500 and total future receivables purchased totaling $272,000. On September 27, 2024, the Company entered into a merchant cash advance agreement with proceeds totaling $99,250 and total future receivables purchased totaling $136,000. On October 31, 2024, the Company entered into a merchant cash advance agreement with proceeds totaling $268,000 and total future receivables purchased totaling $228,480. The merchant cash advances are to be repaid through 28 weekly payments of $9,714, $4,857, and $8,160, respectively. The finance expense for the advances have been calculated using the effective interest rate method. As of December 31, 2024, the unpaid balance of the merchant cash advances totaled $187,921.

Advance

On December 30, 2024, the Company received an advance totaling $50,000 from an unrelated third party. The advance is unsecured, bears no interest, and has no stated maturity date.

9. Commitments and Contingencies

Leases

The Company leases approximately 2,685 square feet of office space in Dallas Texas pursuant to an office lease with Teachers Insurance and Annuity Association of America that expires on September 30, 2028. During the year ended December 31, 2024, the Company’s rental expenses totaled approximately $125,000.

The table below shows the future lease payment obligations:

Year Ending December 31,	Amount
2025	$91,122
2026	93,136
2027	95,150
2028	72,495
2029	-
Thereafter	-
Total remaining lease payments	$351,903
Less: imputed interest	(57,729)
Present Value of remaining lease payments	$294,174

Current	$65,389
Noncurrent	$228,785

Weighted-average remaining lease term (years)	3.17
Weighted-average discount rate	10.00%

Blackboxstocks Inc.

Notes to Consolidated Financial Statements

Employee Retention Credit

The Company has applied for a tax credit under the CARES Act known as an Employee Retention Credit or “ERC” in the amount of $188,760. All tax forms are subject to audit and if audited, the Company may be denied a portion or all of the ERC applied for if the Internal Revenue Service denies some or all of the claims for the credit as the Company may not have met all of the criteria to be eligible for the credit. No income or receivable has been recorded as the Company does not yet believe that collection of the credit is probable.

10. Income Taxes

The Company accounts for income taxes under ASC 740-10, which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts are calculated for income tax purposes. The provision (benefit) for income taxes for the years ended December 31, 2024, and 2023, assumes a statutory 21%, effective tax rate for federal income taxes.

	2024	2023
Federal tax statutory rate	21%	21%
Temporary differences	0%	0%
Permanent differences	-2%	-7%
Valuation Allowance	-19%	-14%
	0%	0%

The Company had deferred income tax assets as of December 31, 2024, and 2023, as follows:

	2024	2023
Deferred Tax Assets
Net operating loss carryforwards	$4,384,000	$3,655,000
Temporary differences	9,000	9,000
Permanent differences	(733,000)	(653,000)
Valuation allowance	(3,660,000)	(3,011,000)
Net deferred tax assets	$-	$-

The Company provides for a valuation allowance when it is more likely than not that it will not realize a portion of the deferred tax assets. The Company has established a valuation allowance against the net deferred tax asset due to the uncertainty that enough taxable income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such deferred tax assets in the accompanying financial statements. The Company’s net deferred tax asset and valuation allowance increased by $649,000 and $660,000 in the fiscal years ending December 31, 2024, and 2023, respectively.

At December 31, 2024, the Company had approximately $17,429,000 in federal net operating loss carryforwards, substantially all of which are allowed to be carried forward indefinitely and are to be limited to 80% of the taxable income. Pursuant to Internal Revenue Code Section 382, the future utilization of the Company’s net operating loss carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future.

As of December 31, 2024, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements. The company is subject to U.S. federal, state, and local income tax examinations by tax authorities. The tax return for the fiscal year ended December 31, 2024, has not yet been filed.

Blackboxstocks Inc.

Notes to Consolidated Financial Statements

11. Subsequent Events

On January 13, 2025, pursuant to Section 8.1 of the Share Exchange Agreement, the Company and Evtec Aluminum entered into a termination agreement (the “Termination Agreement”) pursuant to which the parties mutually agreed to terminate the Share Exchange Agreement. As a result of the Termination Agreement, the Share Exchange Agreement will be of no further force an effect (other than certain customary limited provisions that survive termination pursuant to the terms of the Share Exchange Agreement) and any ancillary agreements entered into in connection with the Share Exchange Agreement will also automatically terminate in accordance with their respective terms. On January 22, 2025 the Company withdrew its Registration Statement on Form S-4 previously filed in connection with the Share Exchange Agreement.

On March 10, 2025 the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RABLBX Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of the Company (“Merger Sub”) and REalloys Inc., a Nevada corporation (“REalloys”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, REalloys will merge with and into Merger Sub, Merger Sub will cease to exist and REalloys will become a wholly-owned subsidiary of the Company (the “Merger”). At the closing of the Merger (the “Closing”), the holders of capital stock and outstanding instruments convertible into or exercisable for capital stock of REalloys will receive shares of common and preferred stock of the Company, $0.001 par value, based on an exchange ratio formula in the Merger Agreement (the “Exchange Ratio”) or as otherwise agreed to in the Merger Agreement, which is subject to adjustment in the event the parties raise capital in excess of certain thresholds. Immediately following Closing, based upon the Exchange Ratio, pre-Closing stockholders of the Company are expected to collectively retain approximately 7.3% of the post-Close aggregate common stock of the Company, par value $0.001 (the “Company Common Stock”) and holders of REalloys capital stock and instruments convertible into or exercisable for capital stock of the REalloys will receive as merger consideration newly issued shares of Company Common Stock representing approximately 92.7% of the post-Close aggregate as common and preferred stock of the Company. Closing of the Merger is subject to various customary closing conditions including but not limited to the Securities and Exchange Commission (“SEC”) declaring the registration statement effective, approval of REalloys initial listing application by Nasdaq, and stockholder approval. The Merger will be accounted for as a reverse merger with REalloys being the accounting acquiror.

In addition, the Company entered into a Securities Purchase Agreement dated with Five Narrow Lane LP (“FNL”), on January 17, 2025 (which was later amended on January 27, 2025, pursuant to which the Company agreed to issue, and Five Narrow Lane LP agreed to purchase, a series of debentures (the “Purchase Agreement”). The Purchase Agreement provides for financing of up to an aggregate principal amount of $2,300,000 of which $1,050,000 has been received. An additional $750,000 will be funded upon filing of a registration statement on Form S-4 for the Merger, and an additional $500,000 will be funded when such registration statement on Form S-4 is declared effective by the SEC. In addition, pursuant to the terms of the Additional Debenture, upon consummation of the Merger, the Company shall, at its option, either (i) pay FNL in cash the entire principal amount of the Additional Debenture then outstanding, together with all accrued and unpaid interest thereon, the exit fee and any other amounts due thereunder, or (ii) issue to FNL such number of shares of Series C Convertible Preferred Stock, par value $0.001 per share, stated value $3,000 per share, to be established by the Company upon closing of the Merger (the “Series C Stock”) for aggregate stated value equal to (x) 3.0 multiplied by (y) the entire principal amount of the Additional Debenture then outstanding, together with all accrued and unpaid interest thereon, the exit fee and other amounts due thereunder. The Company has agreed to file a registration statement (the “Resale Registration Statement”) with the SEC registering the resale of common stock underlying the Additional Debenture (the “Resale Securities”). Pursuant to the terms of the Merger Agreement, (i) any REalloys Warrants outstanding at the effective time of the Merger will be assumed by the Company and (ii) shares of Series X Stock issued by REalloys will be exchanged for shares of Series C Stock of the Company on a one-to-one basis. Shares underlying the REalloys Warrants and the Series C Stock will be registered pursuant to the Merger Registration Statement.

On January 31, 2025, the Company filed a registration statement on Form S-3 for the sale of up to $50,000,000 of securities. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000.

Blackboxstocks Inc.

Condensed Consolidated Balance Sheets

As of June 30, 2025 and December 31, 2024

(Unaudited)

	June 30,	December 31,
	2025	2024

Assets
Current assets:
Cash	$38,164	$17,036
Accounts receivable	155	7,217
Inventory	3,464	3,464
Note receivable	1,100,000	1,100,000
Prepaid expenses and other current assets	56,906	44,880
Total current assets	1,198,689	1,172,597

Long term assets:
Property and equipment, net	2,810	6,310
Right of use lease	255,393	287,783
Investments	8,424,000	8,424,000
Total long term assets	8,682,203	8,718,093

Total assets	$9,880,892	$9,890,690

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$1,949,045	$1,629,803
Accrued interest	36,445	1,613
Unearned subscriptions	670,030	928,203
Lease liability right of use, current	69,763	65,389
Senior secured debenture, net of issuance costs	1,879,523	-
Convertible note	164,000	-
Other note payable	891	10,592
Merchant cash advance	15,338	187,921
Advances payable	-	50,000
Advances payable, related party	25,000	101,189
Evtec advances payable	1,293,000	1,293,000
Total current liabilities	6,103,035	4,267,710

Long term liabilities:
Lease liability right of use, long term	192,780	228,785
Total long term liabilities	192,780	228,785

Commitments and contingencies (Note 7)

Stockholders' equity
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	-	-
Series A Convertible Preferred Stock, $0.001 par value, 5,000,000 shares authorized; 3,269,998 issued and outstanding at June 30, 2025 and December 31, 2024, respectively	3,270	3,270
Series B Convertible Preferred Stock, $0.001 par value, 10,000,000 shares authorized; no shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	-	-
Common stock, $0.001 par value, 100,000,000 shares authorized: 3,647,474 and 3,538,038 issued and outstanding at June 30, 2025 and December 31, 2024, respectively	3,647	3,538
Additional paid in capital	28,632,680	28,343,505
Accumulated deficit	(25,054,520)	(22,956,118)
Total stockholders' equity	3,585,077	5,394,195

Total liabilities and stockholders' equity	$9,880,892	$9,890,690

The accompanying notes are an integral part of these condensed consolidated financial statements.

Blackboxstocks Inc.

Condensed Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2025 and 2024

(Unaudited)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Revenue:
Subscriptions	$518,680	$683,952	$1,080,759	$1,332,722
Other revenues	103	760	25,102	1,410
Total revenues	518,783	684,712	1,105,861	1,334,132

Cost of revenues	351,559	356,017	694,562	713,975

Gross margin	167,224	328,695	411,299	620,157

Operating expenses:
Software development costs	102,910	100,642	208,892	209,045
Selling, general and administrative	1,130,270	938,269	2,088,791	1,844,198
Advertising and marketing	75,906	111,663	141,235	244,386
Depreciation and amortization	1,591	3,038	3,500	11,411
Total operating expenses	1,310,677	1,153,612	2,442,418	2,309,040

Operating loss	(1,143,453)	(824,917)	(2,031,119)	(1,688,883)

Other (income) expense:
Interest expense	37,896	74	47,146	167
Financing costs	10,752	23,012	92,725	23,012
Amortization of debt issuance costs	77,168	-	84,958	-
Loss on disposition of assets	-	29,940	-	29,940
Other income	-	-	(157,546)	(348)
Total other (income) expense	125,816	53,026	67,283	52,771

Loss before income taxes	(1,269,269)	(877,943)	(2,098,402)	(1,741,654)

Income Taxes	-	-	-	-

Net loss	(1,269,269)	(877,943)	(2,098,402)	(1,741,654)

Weighted average number of common shares outstanding - basic and diluted	3,633,700	3,226,251	3,591,819	3,228,724

Net loss per share - basic and diluted	$(0.35)	$(0.27)	$(0.58)	$(0.54)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Blackboxstocks Inc.

Condensed Consolidated Statement of Stockholders’ Equity

For the Six months Ended June 30, 2025 and 2024

(Unaudited)

	Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Common Stock		Common Stock	Treasury	Additional Paid in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Payable	Stock	Capital	Deficit	Total

Balances, December 31, 2023	-	$-	3,269,998	$3,270	-	$-	3,223,015	$3,223	$-	$(27,650)	$26,802,808	$(19,484,891)	$7,296,760

Stock based compensation	-	-	-	-	-	-	3,120	3	-	-	114,663	-	114,666

Net loss	-	-	-	-	-	-	-	-	-	-	-	(863,711)	(863,711)

Balances, March 31, 2024	-	$-	3,269,998	$3,270	-	$-	3,226,135	$3,226	$-	$(27,650)	$26,917,471	$(20,348,602)	$6,547,715

Stock based compensation	-	-	-	-	-	-	-	-	-	-	104,666	-	104,666

Retirement of treasury stock	-	-	-	-	-	-	(10,607)	(11)	-	27,650	(27,639)	-	-

Net loss	-	-	-	-	-	-	-	-	-	-	-	(877,943)	(877,943)

Balances, June 30, 2024	-	$-	3,269,998	$3,270	-	$-	3,215,528	$3,215	$-	$-	$26,994,498	$(21,226,545)	$5,774,438

Balances, December 31, 2024	-	$-	3,269,998	$3,270	-	$-	3,538,038	$3,538	$-	$-	$28,343,505	$(22,956,118)	$5,394,195

Stock based compensation	-	-	-	-	-	-	46,787	47	-	-	53,120	-	53,167

Shares issued for cashless exercise of options	-	-	-	-	-	-	3,049	3	-	-	(3)	-	-

Shares issued for financing costs	-	-	-	-	-	-	15,000	15	-	-	49,635	-	49,650

Net loss	-	-	-	-	-	-	-	-	-	-	-	(829,133)	(829,133)

Balances, March 31, 2025	-	$-	3,269,998	$3,270	-	$-	3,602,874	$3,603	$-	$-	$28,446,257	$(23,785,251)	$4,667,879

Stock based compensation	-	-	-	-	-	-	40,000	40	-	-	186,427	-	186,467

Shares issued for cashless exercise of options	-	-	-	-	-	-	4,600	4	-	-	(4)	-	-

Net loss	-	-	-	-	-	-	-	-	-	-	-	(1,269,269)	(1,269,269)

Balances, June 30, 2025	-	$-	3,269,998	$3,270	-	$-	3,647,474	$3,647	$-	$-	$28,632,680	$(25,054,520)	$3,585,077

The accompanying notes are an integral part of these condensed consolidated financial statements.

Blackboxstocks Inc.

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

	For the six months ended
	June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(2,098,402)	$(1,741,654)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,500	11,411
Amortization of debt issuance costs	84,958	-
Financing costs	92,725	23,012
Shares issued for financing costs	49,650	-
Stock based compensation	239,634	219,332
Loss on disposition of assets	-	29,940
Right of use lease	759	(2,233)
Investment income	-	(348)
Changes in operating assets and liabilities:
Accounts receivable	7,062	717
Other receivable	-	475,000
Prepaid expenses and other current assets	(12,026)	(15,214)
Accounts payable	287,807	290,399
Accrued interest	34,832	-
Unearned subscriptions	(258,173)	(377,560)
Advances payable	(50,000)
Advances payable, related party	(76,189)
Other liabilities	-	400,000
Net cash used in operating activities	(1,693,863)	(687,198)

Cash flows from investing activities:
Purchase of marketable securities	-	(9,273)
Sale of marketable securities	-	12,576
Net cash provided by investing activities	-	3,303

Cash flows from financing activities:
Proceeds from issuance of notes payable	1,990,000	1,100,000
Proceeds from merchant cash advance	-	198,500
Principal payments on notes payable	(9,701)	(14,475)
Payments on merchant cash advance	(265,308)	(17,345)
Net cash provided by (used in) financing activities	1,714,991	1,266,680

Net increase in cash	$21,128	$582,785
Cash - beginning of period	17,036	472,697
Cash - end of period	$38,164	$1,055,482

Supplemental disclosures:
Interest paid	$20	$167
Income taxes paid	$-	$-

Non-cash investing and financing activities:
Discount on note payable	$60,000	$-
Discount on note payable from fees payable	$195,435	$-
Fees payable settled through convertible note payable	$164,000	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

Blackboxstocks Inc.

Notes to Condensed Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation. The accompanying interim unaudited condensed consolidated financial statements and footnotes of Blackboxstocks Inc. have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and the instructions to Rule 10-01 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the results of the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full year ending December 31, 2025. These condensed consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.

Going Concern. The accompanying financial statements have been prepared in assumption of the continuation of the Company as a going concern, which is dependent upon the Company's ability to obtain sufficient financing or establish itself as a profitable business. For the year ended December 31, 2024, the Company incurred an operating loss of $3,309,064 and a net loss of $3,471,227. For the six months ended June 30, 2025, the Company incurred an operating loss of $2,031,119 and a net loss of $2,098,402. Cash flows used in operations totaled $1,693,863 for the six months ended June 30, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

On March 10, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RABLBX Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of the Company (“Merger Sub”) and REalloys Inc., a Nevada corporation (“REalloys”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, REalloys is expected to merge with and into Merger Sub, at which time Merger Sub will cease to exist and REalloys will become a wholly-owned subsidiary of the Company (the “Merger”). At the closing of the Merger (the “Closing”), the holders of capital stock and outstanding instruments convertible into or exercisable for capital stock of REalloys will receive shares of common and preferred stock of the Company, $0.001 par value, based on an exchange ratio formula in the Merger Agreement (the “Exchange Ratio”) or as otherwise agreed to in the Merger Agreement, which is subject to adjustment in the event the parties raise capital in excess of certain thresholds. Immediately following Closing, based upon the Exchange Ratio, pre-Closing stockholders of the Company are expected to collectively retain approximately 7.3% of the post-Close aggregate common stock of the Company, par value $0.001 (the “Company Common Stock”) and holders of REalloys capital stock and instruments convertible into or exercisable for capital stock of the REalloys will receive as merger consideration common and convertible preferred stock of the Company Common Stock representing approximately 92.7% of the post-Close aggregate as common of the Company. The Company believes that REalloys will be able to raise substantial capital and already has completed a financing that will provide $5,000,000 upon completion of the Merger. Closing of the Merger is subject to various customary closing conditions including but not limited to the SEC declaring the registration statement effective, approval of REalloys initial listing application by Nasdaq, and stockholder approval.

In addition, the Company entered into a Securities Purchase Agreement with Five Narrow Lane LP, on January 17, 2025 (which was later amended on January 27, 2025, pursuant to which the Company agreed to issue, and Five Narrow Lane LP agreed to purchase debentures (the “Purchase Agreement”). The Purchase Agreement provides for financing of up to an aggregate principal amount $2,300,000 of which $2,050,000 was received during the period ended June 30, 2025. There can be no assurance that the merger with REalloys will be completed and the related financing will be received.

The Company has historically been able to raise capital in order to fund its operations and on January 31, 2025, the Company filed a registration statement on Form S-3 for the sale of up to $50,000,000 of securities. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000. On July 1, 2025 the Company entered into an At-The-Market Issuance Sales Agreement (the “ATM Agreement”) with Alexander Capital, L.P. (“Alexander Capital”). Pursuant to the ATM Agreement, the Company may from time to time issue and sell to or through Alexander Capital, acting as the Company’s sales agent, shares of the Company’s common stock, par value $0.001 per share (the “Shares”), having an aggregate offering price of up to $5,795,000. Sales of the Shares, if any, will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). As sales agent, Alexander Capital will offer the Shares at prevailing market prices and will use its commercially reasonable efforts, consistent with its sales and trading practices, to sell on the Company’s behalf all of the Shares requested to be sold by the Company, subject to the terms and conditions of the ATM Agreement. As of August 11, 2025, the Company has raised gross proceeds of $618,829 under the ATM Agreement from the sale of 85,000 shares of its common stock. See Note 8.

There can be no assurance that the Company will be able to raise any capital or on acceptable terms.

The financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

Subsequent Events. The Company has evaluated all transactions through the date the financial statements were issued for subsequent event disclosure or adjustment consideration.

Blackboxstocks Inc.

Notes to Condensed Consolidated Financial Statements

Earnings or (Loss) Per Share. Basic earnings per share (or loss per share), is computed by dividing the earnings (loss) for the period by the weighted average number of common stock shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potentially issuable shares of common stock, including shares issuable upon conversion of convertible securities or exercise of outstanding stock options and warrants, in the weighted average number of common shares outstanding for the period. Therefore, because including shares issuable upon conversion of convertible securities and/or exercise of outstanding options and warrants would have an anti-dilutive effect on the loss per share, only the basic earnings (loss) per share is reported in the accompanying financial statements for period of loss.

The Company had total potential additional dilutive securities outstanding at June 30, 2025, as follows.

Series A Convertible Preferred Shares	3,269,998
Conversion rate	0.2
Common shares after conversion	654,000
Option shares	137,625
Warrant shares	88,510
Senior Secured Debentures	$2,050,000
Conversion rate	$5.46
Shares	375,458
Convertible note	$164,000
Conversion rate	$5.46
Shares	29,304

2. Investments

On January 13, 2025, pursuant to Section 8.1 of that certain, Share Exchange Agreement dated December 12, 2023, among the Company, Evtec Aluminium Limited (“Evtec”) and certain other parties, the Company and Evtec centered into a termination agreement (the “Termination Agreement”) pursuant to which the parties mutually agreed to terminate the Share Exchange Agreement. As a result of the Termination Agreement, the Share Exchange Agreement is of no further force and effect (other than certain customary limited provisions that survive termination pursuant to the terms of the Share Exchange Agreement) and any ancillary agreements entered into in connection with the Share Exchange Agreement will also automatically terminate in accordance with their respective terms. On January 22, 2025, the Company withdrew its Registration Statement on Form S-4 previously filed in connection with the Share Exchange Agreement.

Prior to the Termination Agreement, Evtec provided $1,293,000 of financial support to the Company that remains outstanding at June 30, 2025, and December 31, 2024. On August 13, 2025 the Company and Evtec entered into a settlement agreement whereby Evtec and the Company would cancel the $1,150,000 note due by Evtec, the $1,293,000 advance due by the Company in return for a $100,000 note from Blackbox.io to Evtec due in June 2026. See Note 8.

3. Stockholders’ Equity

During the period ended June 30, 2025, the Company issued 30,000 shares of common stock valued at $104,300 for consulting services.

During the period ended June 30, 2025, the Company issued 15,000 shares of common stock valued at $49,650 for financing costs.

During the period ended June 30, 2025, the Company issued 7,649 shares of common stock for the cashless exercise of options.

4. Incentive Stock Plan

During the period ended June, 2025, the Company calculated the fair value of the options granted based on assumptions used in the Cox-Ross-Rubinstein binomial pricing model using the following inputs: the price of the Company’s common stock on the date of issuance; risk-free interest rate of 4.43%, expected volatility of 153% based on the volatility of the Company’s common stock, exercise price of $3.46, and terms of 10 years.

During the period ended June 30, 2025, 46,787 shares of restricted common stock valued at $161,430 were granted. The restricted common stock vest equally on March 31, 2025, June 30, 2025, September 30, 2025, and December 31, 2025.

During the period ended June 30, 2025, 10,000 shares of restricted common stock valued at $29,000 were granted. The restricted common stock vested at issuance.

Blackboxstocks Inc.

Notes to Condensed Consolidated Financial Statements

The following table presents the Company’s options as of June 30, 2025:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
Options as of December 31, 2024	144,125	$9.09	7.35
Issued	15,000	$3.46	10.00
Forfeited	-	$-	-
Exercised	(21,500)	$3.65	8.15
Options as of June 30, 2025	137,625	$9.33	6.99

At June 30, 2025, options to purchase 138,875 shares were vested and options to purchase 7,500 shares remained unvested. The Company expects to incur expenses for the unvested options totaling $25,600 as they vest.

5. Related Party Transactions

During the period ended June 30, 2025, Mr. Kepler advanced the Company $360,000 and the Company repaid Mr. Kepler $436,209. At June 30, 2025, and December 31, 2024, advances totaling approximately $25,000 and $101,000, respectively remained due to Mr. Kepler.

6. Debt

Senior Secured Debenture

The Company entered into a Securities Purchase Agreement dated with Five Narrow Lane LP (“FNL”), on January 17, 2025 which was later amended on January 27, 2025 (the “Purchase Agreement”), pursuant to which the Company agreed to issue, and Five Narrow Lane LP agreed to purchase, debentures (defined therein as the “Additional Debentures”). The Purchase Agreement provides for financing of up to an aggregate principal amount of $2,300,000 of which $2,050,000 has been received. In addition, pursuant to the terms of the Additional Debenture, upon consummation of the Merger, the Company shall, at its option, either (i) pay FNL in cash the entire principal amount of the Additional Debenture then outstanding, together with all accrued and unpaid interest thereon, the exit fee and any other amounts due thereunder, or (ii) issue to FNL such number of shares of Series C Convertible Preferred Stock, par value $0.001 per share, to be established by the Company upon closing of the Merger (the “Series C Stock”) for aggregate stated value equal to (x) 3.0 multiplied by (y) the entire principal amount of the Additional Debenture then outstanding, together with all accrued and unpaid interest thereon, the exit fee and other amounts due thereunder. The Company has filed a registration statement (the “Resale Registration Statement”) with the SEC registering the resale of common stock underlying the Additional Debenture (the “Resale Securities”) which was declared effective by the SEC on May 5, 2025. Pursuant to the terms of the Merger Agreement, (i) any REalloys Warrants outstanding at the effective time of the Merger will be assumed by the Company and (ii) shares of Series X Stock issued by REalloys will be exchanged for shares of Series C Stock of the Company on a one-to-one basis. Shares underlying the REalloys Warrants and the Series C Stock will be registered pursuant to the Merger Registration Statement.

The Company incurred issuance costs of approximately $255,000 related to the Additional Debentures, which are being amortized over the life of the Additional Debentures.

The Additional Debentures are secured by substantially all of the assets of the Company including its wholly owned subsidiary and contains customary negative and affirmative covenants. The Company was in compliance with these covenants at June 30, 2025. The Additional Debentures mature on the earlier of January 17, 2026, or the date on which the Merger with REalloys is completed.

Convertible Note Payable

In connection with the Senior Secured Debenture with FNL, the Company incurred issuance costs of $164,000 payable to Palladium Capital Group (“Palladium”), the placement agent. The Company and Palladium entered into a 7% convertible note payable to settle the issuance costs. The convertible note, has a present conversion price $5.46 per share of common stock, matures on the earlier of January 17, 2026, or the effective date of the Merger.

Blackboxstocks Inc.

Notes to Condensed Consolidated Financial Statements

Merchant Cash Advances

During February 2025, the September 27, 2024, merchant cash advance was amended to reduce the weekly payments. Under the amended agreement, the merchant cash advance is to be repaid through eight weekly payments of $1,214, two weekly payments of $4,585, and eight weekly payments of $3,643.

During February 2025, the October 31, 2024, merchant cash advance was amended to reduce the weekly payments. Under the amended agreement, the merchant cash advance is to be repaid through eight weekly payments of $2,040, seven weekly payments of $8,160, and eight weekly payments of $36,120.

The Company issued 15,000 shares with a value of $49,650 in consideration for amending the two merchant cash advances. The amendments of the cash advances were accounted for as a debt extinguishment and reissuance in accordance with ASC 470-50-40-10.

As of June 30, 2025, the unpaid balance of the merchant cash advances totaled $15,338.

7. Commitments and Contingencies

Merger Agreement

On March 10, 2025 the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RABLBX Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of the Company (“Merger Sub”) and REalloys Inc., a Nevada corporation (“REalloys”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, REalloys will merge with and into Merger Sub, Merger Sub will cease to exist and REalloys will become a wholly-owned subsidiary of the Company (the “Merger”). At the closing of the Merger (the “Closing”), the holders of capital stock and outstanding instruments convertible into or exercisable for capital stock of REalloys will receive shares of common and preferred stock of the Company, $0.001 par value, based on an exchange ratio formula in the Merger Agreement (the “Exchange Ratio”) or as otherwise agreed to in the Merger Agreement, which is subject to adjustment in the event the parties raise capital in excess of certain thresholds. Immediately following Closing, based upon the Exchange Ratio, pre-Closing stockholders of the Company are expected to collectively retain approximately 7.3% of the post-Close aggregate common stock of the Company, par value $0.001 (the “Company Common Stock”) and holders of REalloys capital stock and instruments convertible into or exercisable for capital stock of the REalloys will receive as merger consideration newly issued shares of Company Common Stock representing approximately 92.7% of the post-Close aggregate as common and preferred stock of the Company. Closing of the Merger is subject to various customary closing conditions including but not limited to the Securities and Exchange Commission (“SEC”) declaring the registration statement effective, approval of REalloys initial listing application by Nasdaq, and stockholder approval. The Merger will be accounted for as a reverse merger with REalloys being the accounting acquiror.

Registration Statement

On January 31, 2025, the Company filed a registration statement on Form S-3 for the sale of up to $50,000,000 of securities. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000.

8. Subsequent Events.

On July 1, 2025, Blackboxstocks, Merger Sub and REalloys entered into a First Amendment to Agreement and Plan of Merger (the “Amendment”) in order to reflect Blackboxstocks’ intent to conduct an at-the-market offering of its common stock, pursuant to which up to 250,000 shares of Blackboxstocks common stock may be sold and issued without affecting the calculation of Company Merger Shares (as defined in the Merger Agreement) to be issued in the Merger. Specifically, the Amendment provides that:

●	The definition of “Permitted Shelf Takedown” was added to Section 1.1 of the Merger Agreement and means “an at-the-market offering of Parent common stock under its shelf registration statement on Form S-3 (File No. 333-284626) which became effective on February 10, 2025, which constitutes a “Permitted Shelf Takedown” as contemplated under the terms of that certain Amendment to Securities Purchase Agreement, dated January 27, 2025, by and between Parent and Five Narrow Lane LP, and the transactions contemplated thereby.”

Blackboxstocks Inc.

Notes to Condensed Consolidated Financial Statements

●	The definition of “Parent Outstanding Shares” was changed in Section 1.1 of the Merger Agreement and means “ without duplication, (including, without limitation, the effects of the Split, if completed) the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, and assuming, without limitation or duplication, the issuance of shares of Parent Common Stock in respect of all In the Money Parent Options, warrants or other rights or commitments to receive shares of Parent Common Stock or Parent Preferred Stock (or securities convertible or exercisable into shares of Parent Common Stock or Parent Preferred Stock other than Parent Series A Stock), whether conditional or unconditional, that are outstanding as of immediately prior to the Effective Time; provided, however, (i) the total number of Parent Common Stock issuable upon conversion of the outstanding Parent Series A Stock shall not be included in the calculation of Parent Outstanding Shares, (ii) up to 250,000 shares of Parent Common Stock or such lesser number of shares actually sold and issued in the Parent’s Permitted Shelf Takedown shall not be included in the Calculation of Parent Outstanding Shares, and (iii) for purposes of calculating the Parent Outstanding Shares, the Parent Outstanding Shares shall be increased by one third (1/3) of the total Parent Financing Preferred Stock Conversion Shares rounded down to the nearest whole number.”

On July 1, 2025 the Company entered into an At-The-Market Issuance Sales Agreement (the “ATM Agreement”) with Alexander Capital, L.P. (“Alexander Capital”). Pursuant to the ATM Agreement, the Company may from time to time issue and sell to or through Alexander Capital, acting as the Company’s sales agent, shares of the Company’s common stock, par value $0.001 per share (the “Shares”), having an aggregate offering price of up to $5,795,000. Sales of the Shares, if any, will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). As sales agent, Alexander Capital will offer the Shares at prevailing market prices and will use its commercially reasonable efforts, consistent with its sales and trading practices, to sell on the Company’s behalf all of the Shares requested to be sold by the Company, subject to the terms and conditions of the ATM Agreement. As of August 12, 2025, the Company has raised gross proceeds of $618,829 from the ATM from the sale of 85,000 shares of its common stock.

On August 13, 2025 the Company and Evtec entered into a settlement agreement whereby Evtec and the Company would cancel the $1,150,000 note due by Evtec, the $1,293,000 advance due by the Company in return for a $100,000 note from Blackbox.io to Evtec due in June 2026

REALLOYS INC.

To the Board of Directors and Stockholders

of REalloys, Inc.

Carson City, Nevada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of REalloys, Inc. (the Company) as of December 31, 2024, and the related consolidated statements of comprehensive loss, changes in stockholders’ deficit, and cash flows for the period May 20, 2024 (date of inception) through December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of their operations and their cash flows for the period May 20, 2024 (date of inception) through December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company’s lack of liquidity raises substantial doubt about their ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Stephano Slack LLC

We have served as the Company’s auditor since 2024.

Wayne, Pennsylvania

March 24, 2025

REalloys, Inc. (Formerly Eagle Ridge Resources, Inc.)

Consolidated Balance Sheet

December 31, 2024

(Amounts in thousands, except share data)

Assets
Current assets
Cash	$113
Total current assets	113

Non-current assets
Mineral properties	50,532
Total non-current assets	50,532

Total assets	$50,645

Liabilities and stockholders’ deficit
Current liabilities
Accrued liabilities	$755
SAFE liability, related party	1,320
SAFE liability	1,500
Deferred cash consideration from acquisition	7,246
Total current liabilities	10,821

Non-current liabilities
Note payable, related party	2,044
Contingent consideration	29,364
Deferred tax liability	13,644
Total non-current liabilities	45,052

Total liabilities	55,873

Stockholders’ deficit
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, - shares issued and outstanding	—
Common stock, $0.0001 par value, 100,000,000 shares authorized, 76,500,000 shares issued and outstanding	8
Additional Paid in Capital	213
Accumulated deficit	(5,449)
Total stockholders’ deficit	(5,228)
Total liabilities and stockholders’ deficit	$50,645

The accompanying notes are an integral part of these consolidated financial statements

REalloys, Inc. (Formerly Eagle Ridge Resources, Inc.)

Consolidated Statement of Comprehensive Loss

Period From May 20, 2024 (Inception) Through December 31, 2024

(Amounts in thousands)

Net revenues	$—

Operating expenses
General and administrative	1,203
Exploration costs	224
Total operating expenses	1,427

Loss from operations	(1,427)

Interest expense	(213)
Change in fair value of contingent consideration	(976)
Deferred cash consideration late payment penalties	(2,833)

Net loss	$(5,449)

Basic and diluted net loss per share	$(0.10)
Weighted-average shares used in computation of net loss per share:
Basic and diluted	56,760,000

The accompanying notes are an integral part of these consolidated financial statements

REalloys, Inc. (Formerly Eagle Ridge Resources, Inc.)

Consolidated Statement of Changes in Stockholders’ Deficit

Period From May 20, 2024 (Inception) Through December 31, 2024

(Amounts in thousands, except share amounts)

	Preferred Shares		Common Shares		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances as of May 20, 2024 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock for cash	—	—	76,500,000	8	—	—	8
Imputed interest treated as a capital contribution	—	—	—	—	213	—	213
Net loss	—	—	—	—	—	(5,449)	(5,449)
Balances as of December 31, 2024	—	$—	76,500,000	$8	$213	$(5,449)	$(5,228)

The accompanying notes are an integral part of these consolidated financial statements

REalloys, Inc. (Formerly Eagle Ridge Resources, Inc.)

Consolidated Statement of Cash Flows

Period From May 20, 2024 (Inception) Through December 31, 2024

(Amounts in thousands)

Cash flows from operating activities
Net loss	$(5,449)

Adjustments to reconcile net loss to net cash used in operating activities:
Imputed interest expense	213
Deferred cash consideration late payment penalties	2,833
Change in fair value of contingent consideration	976

Change in operating assets and liabilities:
Accrued liabilities	755
Net cash used in operating activities	(672)

Cash flows from investing activities
Cash paid for asset acquisition	(4,087)
Net cash used in investing activities	(4,087)

Cash flows from financing activities
Proceeds from note payable, related party	2,044
Proceeds from SAFE liability - related party	1,320
Proceeds from SAFE liability	1,500
Proceeds from issuance of common stock	8
Net cash provided by financing activities	4,872

Net increase in cash	113
Cash, beginning of period	—
Cash, end of period	$113

Supplemental cash flow information:
Cash paid for interest	$—
Cash paid for income tax	$—
Supplemental disclosure of non-cash investing activities:
Contingent consideration issued in asset acquisition	$28,388
Mineral properties asset acquired	$50,532
Deferred tax liability recognized on mineral property asset acquired	$13,644
Deferred cash consideration from asset acquisition	$6,500

The accompanying notes are an integral part of these consolidated financial statements

Note 1 – Nature of Business

REalloys, Inc. (“REalloys”), formerly Eagle Ridge Resources, Inc., a Nevada corporation, was formed on May 20, 2024. REalloys was formed to acquire 100% of the outstanding equity of Strategic Metals Development Corporation (“Strategic Metals”). On May 29, 2024, REalloys acquired all of the equity interests in Strategic Metals (Note 4). REalloys had no other operations prior to the acquisition on May 29, 2024. Since the acquisition, the Company has been engaged primarily in research and development activities of the mineral property.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

These consolidated financial statements include the accounts of the REalloys and Strategic Metals (together, the “Company”). Strategic Metals is a Variable Interest Entity (“VIE”), in which REalloys is the primary beneficiary. All inter-company transactions and balances have been eliminated on consolidation.

Strategic Metals is classified as a VIE because the equity investment at risk is not sufficient to finance Strategic Metals’ activities without additional subordinated financial support. REalloys has been identified as the primary beneficiary as it has both the power to direct the significant activities of Strategic Metals and the obligation to absorb its losses or the right to receive benefits that could be potentially significant to Strategic Metals.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, limited operating history; exploration, development, and operating risks, achieving commercial feasibility, permits and government regulations, environmental and safety regulations, dependence on key personnel, and financing risks.

Cash

All the Company’s cash is held in a bank accounts with reputable financial institutions. The Company maintains cash balances in its bank accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk with respect to cash.

Mining Properties

The Company capitalizes costs for acquiring mineral properties, claims and royalty option and expenses costs to maintain mineral rights and leases as incurred. When a property reaches the production stage, the related capitalized costs are amortized on a units-of-production basis over the proven and probable reserves following the commencement of production. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until assets are ready for their intended use. Mineral properties are periodically assessed for impairment of value when events or changes in circumstances indicate that the related carrying amounts of such assets may not be recoverable. Events or circumstances that could indicate that the carrying value of an asset or asset group may not be recoverable include, but are not limited to, significant adverse changes in the business climate including changes in future mineral prices, significant changes to the extent or manner in which the asset is being used or its physical condition including significant decreases in production or mineral reserves, and significant decreases in the market price of the assets. Any subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations.

Costs of lease, exploration, carrying and retaining unproven mineral properties are expensed as incurred. The Company expenses all mineral exploration costs as incurred as it is still in the exploration stage. If the Company identifies proven and probable reserves in its investigation of its properties and upon development of a plan for operating a mine, it would enter the development stage and capitalize future costs until production is established.

To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all exploration costs are expensed as incurred. For the period ended December 31, 2024 the Company incurred $0.2 million exploration costs and did not incur any development costs.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 930-805, “Extractive Activities-Mining: Business Combinations” states that mineral rights consist of the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits. Mining assets include mineral rights which are considered tangible assets under ASC 930-805. ASC 930-805 requires that mineral rights be recognized at fair value as of the acquisition date. As a result, the direct costs to acquire mineral rights are initially capitalized as tangible assets. Mineral rights include costs associated with acquiring patented and unpatented mining claims.

FASB ASC 930-805 provides that in measuring the fair value of mineral assets, an acquirer should take into account both:

(a) The value beyond proven and probable reserves (“VBPP”) to the extent that a market participant would include VBPP in determining the fair value of the assets.

(b) The effects of anticipated fluctuations in the future market price of minerals in a manner that is consistent with the expectations of market participants.

For the period ended December 31, 2024, the Company has capitalized a total of $36.9 million in mining property rights (Note 4) with no amortization recorded to date as production has not commenced.

Fair Value of Financial Instruments

FASB ASC 820 “Fair Value Measurements and Disclosures” defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization. The three levels are defined as follow

●	Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3: inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of cash and Simple Agreements for Future Equity (“SAFEs”) approximated their carrying values due to the short-term nature of these instruments. The estimated fair value of the Company’s long-term debt approximates its carrying value as its maturity date is 13 months from the date of the balance sheet.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each reporting period. There are no assets or liabilities measured at fair value on a recurring or non-recurring basis as of December 31, 2024, other than the warrant liability.

Acquisition-related contingent consideration was recorded as a result of the acquisition of Strategic Metals and relates to a warrant that will automatically convert into $38.0 million worth of the Company’s common shares upon completion by the Company of a liquidity event (as defined in the share purchase agreement). All unconverted warrants become null and void if not converted on or before December 31, 2026. The fair value of the acquisition-related contingent consideration was determined using the probability-weighted expected return method (“PWERM”) valuation model, with the following range of key assumptions used in the PWERM: the timing of a liquidity event of July 2025 and September 2025, a discount rate of 4.2%, the probability of timing of a liquidity event of 60% and 25%, and a discount for lack of marketability of 6.5% and 7.5%. Accordingly, the acquisition-related contingent consideration is measured at fair value on a recurring basis using unobservable inputs; therefore, this instrument represents a Level 3 measurement within the fair value hierarchy. The fair value of the special warrant liability at the time of acquisition was $28.4 million. Due to the use of unobservable inputs in the valuation model, there is inherent uncertainty in the measurement of fair value for this contingent consideration, and actual results may differ from these estimates. At each reporting period end, changes in the fair value of the contingent consideration will be recorded in earnings. The Company remeasured the fair value of the special warrant liability at December 31, 2024 to $29.4 million. The $1.0 million change in fair value has been recorded in earnings during the period ended December 31, 2024.

The following table sets forth a summary of changes in fair value of the Company’s Level 3 liabilities for the following period:

Balance as of May 20, 2024	$—
Acquisition related contingent consideration	28,388
Change in fair value	976
Balance as of December 31, 2024	$29,364

Exploration Costs

Exploration costs are expensed in the period in which they occur.

Income Taxes

Income taxes are recognized in accordance with ASC 740 “Income Taxes”. Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s consolidated financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carry-forward period under the Federal tax laws. Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimates.

The Company evaluates tax positions in a two-step process. The Company first determine whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company classifies gross interest and penalties and unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as long-term liabilities in the consolidated financial statements.

Revenue Recognition

The Company determines revenue recognition through the following steps:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations in the contract

Step 5: Recognize revenue when the entity satisfies a performance obligation

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods or services to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the goods or services. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Earnings (Loss) Per Share

The Company follows ASC 260 when reporting earnings (loss) per share (EPS) resulting in the presentation of basic and diluted earnings (loss) per share. Basic EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income (loss) by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Diluted EPS is not presented when its effect is anti-dilutive. Because the Company does not have any common stock equivalents, such as stock options and warrants, the amounts reported for basic and diluted net loss per share were the same.

Note 3 – Going Concern

The Company’s consolidated financial statements are prepared on a going concern basis of accounting, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover its operating costs and allow it to continue as a going concern.

Since inception, the Company has incurred losses and expects to continue to incur losses as a result of costs and expenses related to mining exploration. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern for the next 12 months from the date these consolidated financial statements are issued is dependent upon its ability to develop additional sources of debt and, or equity to fund the continued development of its mineral property and ultimately achieve profitable operations. The Company plans to obtain such resources by relying upon continued advances from related parties sufficient to meet its minimal operating expenses and seeking third-party equity and/or debt financing. However, the Company cannot provide any assurances that it will be successful in accomplishing any of its plans. These consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4 – Asset Acquisition

On May 29, 2024 (the “Effective Date”), the Company, Strategic Metals and the shareholders of Strategic Metals entered into a share purchase agreement (“Agreement”) pursuant to which the Company would acquire all issued and outstanding shares of Strategic Metals, which owns the title, right, and interest in Hoidas Lake Property in Saskatchewan. The Hoidas Lake Property is a mine in Canada that consists of a rare earth metals.

The transaction was accounted for as an asset acquisition in accordance with ASC 805-50, as all of the fair value of the acquisition was comprised of a single identifiable asset. Total consideration in the asset acquisition was $50.5 million consisting of $8.5 million of deferred cash payments, the issuance of special warrants with a fair value of $28.4 million, and the recognition of a deferred tax liability of $13.6 million. No direct transaction costs were incurred and no other assets or liabilities were acquired or assumed, respectively, in the asset acquisition. The deferred cash payments are to be made in three installments: $2.0 million first cash payment to be made on or before June 4, 2024, $2.75 million second cash payment to be made by September 30, 2024, and $3.75 million third cash payment to be made by December 31, 2024. The Company made the first cash payment of $2.0 Million in June 2024 and made a portion of the second cash payment in December 2024 (Note 8).

The special warrants automatically convert into $38.0 million worth of the Company’s common shares upon completion by the Company of a Liquidity Event (as defined in the Agreement). All unconverted special warrants become null and void if not converted on or before December 31, 2026. The Company, with the assistance of a third-party valuation firm, calculated the fair value for the contingent consideration at the time of the acquisition to be $28.4 million. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. See Note 2 for additional information.

The following table summarizes the fair values of the asset acquired at the date of acquisition:

May 29, 2024
Mineral property	$50,532
Total assets acquired	50,532
Consideration exchanged	$50,532

If the Company fails to complete the Liquidity Event by March 31, 2026, 75% of the issued and outstanding voting common shares of the Company will be transferred to the shareholders of Strategic Metals.

The Company has recognized a deferred tax liability of $13.6 million in conjunction with the asset acquisition which has been recorded against the mineral property asset (Note 9).

Note 5 – Mineral Reserves and Dispositions

The Hoidas Lake Property (“Property”) is located in northern Saskatchewan, approximately 135 kilometers northwest of Stony Rapids, Saskatchewan, near the border between Saskatchewan and the Northwest Territories. The Property consists of 14 contiguous Saskatchewan Mineral Dispositions. The mineralization at the Property consists of structurally controlled veins located along the Hoidas-Nisikkatch Fault. In total, over 30 mineralized showings have been identified. The major visible minerals in the veins are apatite and allanite. Minor amounts of a number of additional rare earth minerals such as monazite and bastnaesite are also present in the veins.

Based on publicly available historical reports, the total rare earth element measured, indicated, and inferred is 963,808 tonnes, 1,597,027 tonnes, and 2,560,835 tonnes, respectively.

The active mineral dispositions require the Company to incur annual exploration expenditures of $15 per hectare in each year for the second through the tenth years following the effective date of staking and $25 per hectare thereafter. Currently, the mineral dispositions comprising the Hoidas Lake property require annual expenditures of $25 per hectare. Exploration expenditures in excess of the annual requirements are carried forward as assessment credits. As of December 31, 2024, the Company had $0.9 million in approved assessment credits. The approved assessment credits are sufficient to keep the Company’s 14 mineral dispositions, totaling 12,522 hectares, in good standing as follows:

●	1 mineral disposition covering 244 hectares until October 25, 2027;

●	1 mineral disposition covering 2,334 hectares until January 15, 2028;

●	7 mineral dispositions covering 6,879 hectares until April 25, 2028;

●	1 mineral disposition covering 1,885 hectares until June 29, 2028;

●	1 mineral disposition covering 300 hectares until July 3, 2028;

●	1 mineral disposition covering 331 hectares until October 25, 2028;

●	1 mineral disposition covering 72 hectares until December 21, 2028; and

●	1 mineral disposition covering 477 hectares until June 29, 2029

Note 6 – Notes Payable, Related Party

On June 3, 2024, the Company entered into a promissory note agreement with a 4.9% stockholder of the Company, who is also related to the Co-founder, President & Director of the Company, (the “Lender”) for the amount of $2.04 million, due upon the earlier of (i) January 31, 2026 and (ii) within two business days of the receipt by the Company of the principal amount or any portion thereof from any source of financing of the Company in excess of $10 million. There is no interest rate associated with the promissory note.

As this note is a transaction with a related party with no interest rate, the Company is required to record imputed interest. The Company estimates that the market rate for comparable debt instruments would carry approximately an 18% interest rate. The Company has recorded imputed interest of $0.2 million for the period ended December 31, 2024. The imputed interest was recorded as interest expense and an increase in additional paid in capital.

Note 7 – SAFEs Liability

On December 4, 2024, the Company entered into several SAFEs totaling $1.5 million. The SAFEs will convert into common stock of the Company following a go-public event.

Additionally, on December 4, 2024 Company entered into SAFEs with related parties totaling $1.3 million. A $0.5 million SAFE was entered into with a 4.9% stockholder of the Company, who is also related to the Co-founder, President & Director of the Company. A $0.8 million SAFE was entered into with the Co-founder, CEO & Director of the Company. There is no interest rate associated with the SAFEs. Each SAFE will convert into common stock of the Company at the valuation equal to its go-public valuation (the “Liquidity Event”). On the completion of the Liquidity Event, the Purchase Amount will automatically convert into common stock of the Company. In the event that the Liquidity Event would result in the common stockholders of the Company having their common stock exchanged for the common stock of the public entity that is completing the transaction with the Company, instead of receiving common stock of the Company, the Investor would receive common stock of the public entity that is completing the transaction with the Company that results in the Liquidity Event (at the valuation equal to the Company’s go-public valuation). The Company has recorded these SAFEs as liabilities on the balance sheet, at face value.

Repayment terms for the SAFEs are the issuance of shares to each investor at the timing of the liquidity event, if dissolution or liquidation of the Company occurs the investor will receive the amount invested (to the extent funds are legally available), or if a change in control of the Company occurs the investors will receive the greater of (i) the amount invested or (ii) the amount payable if the SAFE had converted immediately prior to such change of control.

Note 8 – Deferred Cash Consideration from Acquisition

As part of the closing consideration for the acquisition of Strategic Metals (Note 4), the Company was to pay $8.5 million of deferred cash payments to the seller. The Company made the initial cash payment of $2.0 million in June 2024. In December 2024, the Company made a partial payment of $2.1 million portion toward the second cash payment. As of December 31, 2024, the Company incurred a $2.8 million late fee penalty. The Company has the following remaining payments due to the seller as of December 31, 2024:

i.	$0.7 million remaining of the second cash payment to be made by February 28, 2025. The seller agreed to waive any additional late payment penalties for this payment. The Company made $0.1 million of this payment in February 2025, with the seller agreeing to receive the remaining amount in May 2025, with any additional late payment penalties waived.

ii.	$6.5 million third cash payment, inclusive of $2.8 million late fee, to be made by April 30, 2025, as per the purchase agreement.

Note 9 – Income Taxes

The Company is subject to U.S. tax laws at a tax rate of 21%. No provision for U.S. federal income taxes has been made as the Company had no taxable income for the period ended December 31, 2024. The Company is headquartered in the State of Nevada which does not impose an income tax.

The Company has recognized a deferred tax liability in the amount of $13.6 million related to the temporary difference arising from the excess book over tax basis in the mineral property acquired on May 29, 2024 in accordance with ASC 805-740-25-3 and the general guidance in ASC 740. The Company also has deferred tax assets in the amount of $0.9 million relating to other temporary differences as well as an indefinite-lived Federal Net Operating Loss (“NOL”) in the amount of $0.8 million. The realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income with which to utilize the deferred tax attributes. Based on the evidence available, the Company believes that it is more likely than not that its deferred tax assets will not be realized and accordingly, has created a valuation allowance for the entire amount of such benefits. The effective rate is reduced to 0% for the period ended December 31, 2024 due to the valuation allowance on its net deferred tax assets.

As of December 31, 2024, the Company had no unrecognized tax benefits and accordingly, the Company did not recognize any interest or penalties related to unrecognized tax benefits during the period ended December 31, 2024.

Note 10 – Commitments and Contingencies

In the ordinary course of business, the Company may be named as a party to claims and legal proceedings. However, the Company has not been named in, and is not aware of, any such matters that management believes would, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations.

The Hoidas Lake Property asset that was acquired on May 29, 2024 is subject to 1.8% Net Smelter Return (“NSR”) royalty. The NSR royalty has a maximum value of $1,000,000 Canadian Dollars. Per the agreement, the royalty is paid quarterly from gross revenue after the project attains commercial production. These royalty payments represent a contingent consideration liability that the Company will recognize when it becomes probable and reasonably estimable or when the contingency is resolved.

Note 11 – Stockholders’ Deficit

The Company has authorized share capital consisting of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock with a par value of $0.0001 per share, respectively.

On June 3, 2024 the Company issued 58,500,000 shares of common stock proceeds of $5,850 via a reduction in outstanding note payable to a related party. There were no issuance costs incurred.

On December 4, 2024 the Company issued 18,000,000 shares of common stock for proceeds of $1,800. There were no issuance costs incurred. These shares were issued to the Co-founder, CEO and Director of the Company.

Note 12 – Related Party Transactions

Consulting Arrangements with Directors of the Company

In 2024, the Company entered into an arrangement with the Co-founder, President & Director of the Company to provide consulting services, paid through Quartz Lake Mining, Inc. (“QLM”), who is also an Executive and Director at QLM. Compensation for the consulting services includes a salary of $30,000 per month and a signing bonus in the amount of $210,000.

Additionally, in 2024 the Company entered into an arrangement with the Co-founder, CEO & Director of the Company to provide consulting services, paid through Arlington Innovation Partners, LLC (“Arlington”) who the Co-founder, CEO & Director of the Company is also a Partner. Compensation for the consulting services includes a salary of $30,000 per month and a signing bonus in the amount of $210,000.

The Company recognized $0.7 million of consulting expense associated with the arrangements during the period ended December 31, 2024.

Note 13 – Subsequent Events

The Company has evaluated subsequent events through March 24, 2025, which represents the date these consolidated financial statements were available to be issued.

Acquisition – Letter of Intent

On February 6, 2025, the Company entered into a binding Letter of Intent (“LOI”) with PMT Critical Metals Inc. (“PMCM”) to acquire 100% of the issued and outstanding shares of PMCM in exchange for 14,000,000 shares of REalloys common stock. PMCM is an Ohio-based critical rare earth element production company that performs final processing of the elements to produce high-performance light and heavy rare earth metals & alloys and magnets.

Agreement of Merger

On March 10, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blackboxstocks Inc., Nevada corporation (“Blackbox”) and RABLBX Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Blackbox (“Merger Sub”)

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, the Company will merge with and into Merger Sub, Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Blackbox (the “Merger”). At the closing of the Merger (the “Closing”), the holders of capital stock and outstanding instruments convertible into or exercisable for capital stock of the Company will receive as merger consideration newly issued shares of common and preferred stock of Blackbox representing approximately 92.7% of the post-Close aggregate as common and preferred stock of Blackbox. This merger will be accounted for in accordance with ASC-805, Business Combinations.

Securities Purchase Agreement

In connection with the Merger, REalloys entered into a Securities Purchase Agreement (the “REalloys Purchase Agreement”), dated as of March 6, 2025, with an Investor , pursuant to which REalloys agreed to sell to the Investor (i) an aggregate of 5,000 shares of REalloys’ Series X Preferred Stock, par value $0.0001 per share (the “Series X Stock”), with a stated value of $1,000 per share (the “Stated Value”) and (ii) warrants (the “REalloys Warrants”) to acquire up to 5,000,000 shares of common stock of REalloys, par value $0.0001 per share (the “REalloys Common Stock”) for proceeds of $1,000,000. REalloys also issued to the Buyer 5,000,000 shares of REalloys Common Stock (the “Commitment Shares”), which shall be adjusted as necessary immediately prior to the consummation of the Merger to the extent that the Commitment Shares represent less than 5.0% of the fully diluted outstanding capital of REalloys. The REalloys Purchase Agreement contains certain representations and warranties, covenants and indemnities customary for similar transactions.

Certificate of Designations

All shares of capital stock of REalloys rank junior to the Series X Stock, with respect to preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of REalloys. At any time after issuance of the Series X Stock, to the extent (i) the Merger Agreement is terminated for any reason before the Merger is consummated and (ii) REalloys raises capital in any financing, REalloys is required to use 50% of the aggregate gross proceeds from such financing to redeem all or any portion of the Series X Stock then outstanding. The amortization payments due upon such redemption are payable by REalloys in cash at a price equal to the product of (i) 110% and (ii) the Stated Value of the shares of Series X Stock being redeemed plus any and all accrued and unpaid dividends on such shares of Series X Stock.

The holders of the Series X Stock are entitled to dividends of 8.0% per annum, compounded each calendar quarter, which are payable in arrears quarterly on the Maturity Date (as defined in the REalloys Certificate of Designations) in cash, “in kind” in the form of additional shares of Series X Stock, or in a combination thereof, at the holder’s discretion, in accordance with the terms of the REalloys Certificate of Designations. Upon the occurrence and during the continuance of a Triggering.

Event (as defined in the REalloys Certificate of Designations), the Series X Stock accrues dividends at a rate of 15% per annum. Upon redemption or other repayment, the holders of shares of Series X Stock are also entitled to receive a dividend make-whole payment, assuming for calculation purposes that the Stated Value of such Series X Stock remained outstanding through and including the date of redemption of all the shares of Series X Stock. The holders of Series X Stock are entitled to vote with holders of the REalloys Common Stock on an as-converted basis, with each share of Series X Stock entitling the holder thereof to cast one vote per share of Series X Stock.

REalloys, Inc.

(Formerly Eagle Ridge Resources, Inc.)

Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025 and

the Period From May 20, 2024 (Inception) ThroughJune 30, 2024

(Unaudited)

REalloys, Inc. (Formerly Eagle Ridge Resources, Inc.)

Index

For the Three and Six Months Ended June 30, 2025 (Unaudited)

REalloys, Inc. (Formerly Eagle Ridge Resources, Inc.)

Consolidated Balance Sheet

June 30, 2025 (Unaudited)

(Amounts in thousands, except share data)

	June 30, 2025 (Unaudited)	December 31, 2024 (Audited)
Assets
Current assets
Cash	$477	$113
Accounts receivable	459	-
Total current assets	936	113

Non-current assets
Mineral properties	50,532	50,532
Fixed assets	270	-
Intangible asset	2,378	-
Goodwill	2,511	-
Right-of-use asset	635	-
Total non-current assets	56,326	50,532

Total assets	$57,262	$50,645

Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable and accrued expenses	1,894	$755
Employment contract liability	250	-
Note payable, related party	2,044	-
SAFE liability, related party	1,320	1,320
SAFE liability	1,695	1,500
Current portion of operating lease liabilities	65	-
Deferred cash consideration from acquisition	10,407	7,246
Total current liabilities	17,675	10,821

Non-current liabilities
Note payable, related party	-	2,044
Contingent consideration	28,052	29,364
Warrant Liability	29	-
Long-term operating lease liabilities	571	-
Deferred tax liability	13,644	13,644
Long-term debt	154	-
Total non-current liabilities	42,450	45,052

Total liabilities	60,125	55,873

Series X preferred stock, $0.0001 par value; 10,000,000 shares authorized, 1,000 shares issued and outstanding	428	-

Stockholders’ equity (deficit)
Common stock, $0.0001 par value, 250,000,000 and 100,000,000 shares authorized, 100,000,000 and 76,500,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	10	8
Additional Paid in Capital	5,654	213
Accumulated deficit	(8,955)	(5,449)
Total stockholders’ equity (deficit)	(3,291)	(5,228)
Total liabilities and stockholders’ equity (deficit)	57,262	$50,645

See accompanying notes to these consolidated financial statements.

REalloys, Inc. (Formerly Eagle Ridge Resources, Inc.)

Consolidated Statements of Comprehensive Loss

Three and Six Months Ended June 30, 2025 (Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30, 2025 (Unaudited)	Six Months Ended June 30, 2025 (Unaudited)	Period from May 20, 2024 through June 30, 2024 (Audited)
Net revenues	$510	$510	$-
Operating expenses
Cost of sales	220	220	-
General and administrative	4,000	4,867	70
Depreciation and amortization	56	56	-
Total operating expenses	4,276	5,143	70

Loss from operations	(3,766)	(4,633)	(70)

Interest expense	(94)	(185)	-
Change in fair value of contingent consideration	2,096	1,312	-

Net (loss)	(1,764)	(3,506)	(70)

Basic and diluted net income (loss) per share	(0.02)	(0.04)	-
Weighted-average shares used in computation of net loss per share:
Basic and diluted	100,000,000	89,527,624	-

See accompanying notes to these consolidated financial statements.

REalloys, Inc. (Formerly Eagle Ridge Resources, Inc.)

Consolidated Statement of Changes in Stockholders’ Equity (Deficit)

For the Three and Six Months Ended June 30, 2025 (Unaudited)

(Amounts in thousands, except share data)

	Preferred Shares		Common Shares		Additional Paid-In	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balances as of May 20, 2024 (inception)	-	$-	-	$-	$-	$-	$-
Issuance of common stock for cash	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(70)	(70)
Balances as of June 30, 2024 (Audited)	-	$-	-	$-	$-	$(70)	$(70)

Balances as of December 31, 2024 (Audited)	-	$-	76,500,000	$8	$213	$(5,449)	$(5,228)
Issuance of common stock for acquisition of business	-	-	14,000,000	1	4,838	-	33,858
Issuance of preferred stock and common stock for cash	5,000	428	5,000,000	1	421	-	220
Issuance of common stock for services	-	-	4,500,000	-	-	-	-
Imputed interest treated as a capital contribution	-	-	-	-	91	-	91
Net loss	-	-	-	-	-	(1,742)	(1,742)
Balances as of March 31, 2025 (Unaudited)	5,000	$428	100,000,000	$10	$5,563	$(7,191)	$(1,618)
Imputed interest treated as a capital contribution	-	-	-	-	91	-	91
Net loss	-	-	-	-	-	(1,764)	(1,764)
Balances as of June 30, 2025 (Unaudited)	5,000	$428	100,000,000	$10	5,654	(8,955)	(3,291)

See accompanying notes to these consolidated financial statements.

REalloys, Inc. (Formerly Eagle Ridge Resources, Inc.)

Consolidated Statement of Cash Flows

For the Six Months Ended June 30, 2025 (Unaudited)

(Amounts in thousands)

	Six Months Ended June 30, 2025 (Unaudited)	Period from May 20, 2024 through June 30, 2024 (Audited)
Cash flows from operating activities
Net (loss)	$(3,506)	$(70)

Adjustments to reconcile net loss to net cash used in operating activities:
Imputed interest expense	182	-
Depreciation and amortization	56	-
Change in fair value of contingent consideration	(1,312)	-

Change in operating assets and liabilities, net of acquisition:
Accounts receivable	(363)
Deferred cash consideration from acquisition	3,300
Accounts payable and accrued expenses	1,101	49
Net cash used in operating activities	(542)	(21)

Cash flows from investing activities
Cash paid for asset acquisition	-	(2,000)
Net cash used in investing activities	-	(2,000	)-

Cash flows from financing activities
Proceeds from note payable, related party		2,050
Proceeds from SAFE liability	195	-
Payment of deferred cash consideration	(139)	-
Issuance of preferred and common shares	850	-
Net cash provided by (used in) financing activities	906	2,050

Net increase in cash	364	29
Cash, beginning of period	113	-
Cash, end of period	477	29

Supplemental disclosures of non-cash investing and financing activities:
Acquisition of business in exchange for shares of the Company	$4,838	$-
Issuance of common stock	$232	$-
Contingent consideration issued in asset acquisition	$-	$28,388
Mineral properties asset acquired	$-	$36,888
Deferred cash consideration from asset acquisition	$-	$6,500

See accompanying notes to these consolidated financial statements.

REalloys, Inc. (Formerly Eagle Ridge Resources, Inc.)

Notes to Consolidated Financial Statements

June 30, 2025

(Amounts in thousands, except share amounts)

Note 1 – Nature of Business

REalloys, Inc. (“REalloys”), formerly Eagle Ridge Resources, Inc., a Nevada corporation, was formed on May 20, 2024. REalloys was formed to acquire 100% of the outstanding equity of Strategic Metals Development Corporation (“Strategic Metals”). On May 29, 2024, REalloys acquired all of the equity interests in Strategic Metals (Note 5). REalloys had no other operations prior to the acquisition on May 29, 2024. On March 31, 2025, REalloys entered into a share exchange agreement with PMT Critical Metals Inc. (“PMTCM”) (Note 4). Since the acquisitions, the Company has been engaged primarily in research and development activities of the mineral properties.

Agreement of Merger

On March 10, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blackboxstocks Inc., a Nevada corporation (“Blackbox”) and RABLBX Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Blackbox (“Merger Sub”).

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, the Company will merge with and into Merger Sub, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Blackbox (the “Merger”). At the closing of the Merger (the “Closing”), the holders of common stock and outstanding instruments convertible into or exercisable for common stock of the Company will receive, as merger consideration, newly issued shares of common and preferred stock of Blackbox representing approximately 92.7% of the post-Close aggregate as common and preferred stock of Blackbox. This merger will be accounted for as a reverse acquisition in accordance with ASC-805, Business Combinations.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

These consolidated financial statements include the accounts of the REalloys, Strategic Metals and PMTCM (together, the “Company”). Strategic Metals is a Variable Interest Entity (“VIE”), in which REalloys is the primary beneficiary. All inter-company transactions and balances have been eliminated on consolidation.

Strategic Metals is classified as a VIE because the equity investment at risk is not sufficient to finance Strategic Metals’ activities without additional subordinated financial support. REalloys has been identified as the primary beneficiary as it has both the power to direct the significant activities of Strategic Metals and the obligation to absorb its losses or the right to receive benefits that could be potentially significant to Strategic Metals.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, limited operating history; exploration, development, and operating risks, achieving commercial feasibility, permits and government regulations, environmental and safety regulations, dependence on key personnel, and financing risks.

Cash

All the Company’s cash is held in bank accounts with reputable financial institutions. The Company maintains cash balances in its bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk with respect to cash.

Mining Properties

The Company capitalizes costs for acquiring mineral properties, claims, and royalty options, and expenses to maintain mineral rights and leases as incurred. When a property reaches the production stage, the related capitalized costs are amortized on a units-of-production basis over the proven and probable reserves following the commencement of production. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until assets are ready for their intended use. Mineral properties are periodically assessed for impairment of value when events or changes in circumstances indicate that the related carrying amounts of such assets may not be recoverable. Events or circumstances that could indicate that the carrying value of an asset or asset group may not be recoverable include, but are not limited to, significant adverse changes in the business climate including changes in future mineral prices, significant changes to the extent or manner in which the asset is being used or its physical condition including significant decreases in production or mineral reserves, and significant decreases in the market price of the assets. Any subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations.

Costs of lease, exploration, carrying and retaining unproven mineral properties are expensed as incurred. The Company expenses all mineral exploration costs as incurred, as it is still in the exploration stage. If the Company identifies proven and probable reserves in its investigation of its properties and upon development of a plan for operating a mine, it would enter the development stage and capitalize future costs until production is established.

To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all exploration costs are expensed as incurred. For the period ended June 30, 2024 and the three and six months ended June 30, 2025, the Company did not incur any exploration costs or development costs.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 930-805, “Extractive Activities-Mining: Business Combinations” states that mineral rights consist of the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits. Mining assets include mineral rights, which are considered tangible assets under ASC 930-805. ASC 930-805 requires that mineral rights be recognized at fair value as of the acquisition date. As a result, the direct costs to acquire mineral rights are initially capitalized as tangible assets. Mineral rights include costs associated with acquiring patented and unpatented mining claims.

FASB ASC 930-805 provides that in measuring the fair value of mineral assets, an acquirer should take into account both:

(a) The value beyond proven and probable reserves (“VBPP”) to the extent that a market participant would include VBPP in determining the fair value of the assets.

(b) The effects of anticipated fluctuations in the future market price of minerals in a manner that is consistent with the expectations of market participants.

As of June 30, 2025, the Company has capitalized a total of $50.1 million in mining property rights (Note 5) with no amortization recorded to date, as production has not commenced.

Property and equipment

Property and equipment is stated net of accumulated depreciation. Historical cost includes expenditures directly attributable to the acquisition of the assets. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets:

Asset Category	Estimated Useful Life
Production equipment	7 years

Property and equipment were acquired on March 31, 2025. Depreciation expense of $15 thousand and $15 thousand was recorded for the three and six months ended June 30, 2025, respectively. Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For the three and six months ended June 30, 2025, no impairment charges have been recorded.

Business combinations

The Company accounts for business combinations using the acquisition method of accounting and records any identifiable intangible assets separately from goodwill. Intangible assets are recorded at their fair value based on estimates as of the date of acquisition. Goodwill is recorded as the residual amount of the purchase price consideration less the fair value assigned to the individually identifiable assets acquired and liabilities assumed as of the date of acquisition. The Company allocates the purchase price of the acquisition to the assets acquired and liabilities assumed based on estimates of the fair value at the dates of the acquisition.

The results of operations for an acquired business are included in the Company’s consolidated financial statements from the date of acquisition.

Intangible assets

Intangible assets consist of definite-lived patents and customer lists. Definite-lived intangible assets are recorded at fair value less accumulated amortization. The assets are amortized on a straight-line basis over their estimated useful life of 15 years, given that the pattern of economic benefit cannot be reliably determined. The Company considers the period of expected cash flows and underlying data to measure fair value when determining their useful lives.

Goodwill

Goodwill recognized in business combinations is assigned to the reporting units that are expected to benefit from the combination as of the acquisition date. Goodwill is not amortized; rather, goodwill is tested annually for impairment or more frequently upon the occurrence of certain events or substantive changes in circumstances. The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the Company can support the conclusion that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would not need to perform a quantitative impairment test. If the Company cannot support such a conclusion or elects not to perform the qualitative assessment, the Company performs a quantitative assessment. If a quantitative goodwill impairment assessment is performed, the Company utilizes a combination of the market and income valuation approaches. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the reporting unit is less than its carrying value. The Company has selected December 31st as the date to perform its annual impairment test.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASC 842”), which amends various aspects of existing guidance for leases and requires significant additional quantitative and qualitative disclosures about leasing arrangements. ASC 842 requires lessees to recognize lease assets representing the right to use an underlying asset and lease liabilities representing the obligation to make lease payments over the lease term, measured on a discounted basis, for substantially all leases. ASC 842 retains a distinction between finance leases and operating leases using classification criteria that is substantially similar to the previous lease guidance. The Company adopted ASC 842 as of January 1, 2025, due to the assumed lease in the acquisition of PMTCM.

A number of practical expedients and policy elections are available under the new guidance to reduce the burden of adoption and ongoing compliance with ASC 842. The Company elected the “package of practical expedients”, which permitted the Company to retain lease classification and initial direct costs for any identified leases that existed prior to the adoption of ASC 842. Under this transition guidance, the Company also has not reassessed whether any existing contracts at January 1, 2025, are or contain leases, and has carried forward its initial determination under legacy lease guidance. The Company has not elected to adopt the “hindsight” practical expedient, and therefore will measure the right-of-use (“ROU”) asset and lease liability using the remaining portion of the lease term at adoption on January 1, 2025.

The Company made an accounting policy election available under the new lease standard to not recognize lease assets and lease liabilities for leases with a term of 12 months or less. For all other leases, the initial measurement of the ROU asset and lease liability is based on the present value of future lease payments over the lease term at the commencement date of the lease. Lease payments may include fixed rent escalation clauses or payments that depend on an index or a rate (such as the consumer price index) measured using the index or applicable rate at lease commencement. Subsequent changes in the index or rate and any other variable payments, such as market-rate base rent adjustments, are recognized as variable lease expense in the period incurred. Payments for terminating a lease are included in lease payments only when it is probable they will be incurred.

The Company has utilized a risk-free rate that are comparable to its lease terms to calculate the present value of its lease payments. The ROU assets were also adjusted for any initial direct costs incurred and lease payments made at or before the commencement date, and are reduced by lease incentives. The Company’s leases may include a non-lease component representing additional services transferred to the Company, such as common area maintenance for real estate leases. The Company has made an accounting policy election to account for lease and non-lease components in its contracts as a single lease component for all asset classes. The non-lease components are usually variable in nature and recorded in variable lease expense in the period incurred.

For additional information related to leases, see Note 8 – Leases.

Revenue

The Company recognizes revenue from service contracts in accordance with ASC 606, Revenue from Contracts with Customers. The company identifies performance obligations within each contract. It recognizes revenue as these obligations are satisfied over time or at a point in time, depending on the nature of the service.

For ongoing service contracts, revenue is generally recognized over time as the customer simultaneously receives and consumes the benefits provided. REalloys uses an output method to measure progress, typically based on time elapsed or milestones achieved. For contracts where Realloys has a right to invoice for services performed to date, the practical expedient is to apply the right to recognize revenue in the amount for which the company has a right to invoice.

Revenue is measured based on the consideration specified in the contract with the customer, excluding any amounts collected on behalf of third parties.

Cost of Sales

Cost of sales related to service contracts primarily includes subcontractor expenses, materials used in fulfilling the contracts, and an allocation of overhead costs directly attributable to contract activities. These costs are recognized in accordance with ASC 340-40, Other Assets and Deferred Costs - Contracts with Customers.

Direct costs that relate to future performance obligations are capitalized as contract assets when incurred and amortized on a systematic basis consistent with the pattern of transfer of the goods or services to which the asset relates. Costs that relate to satisfied performance obligations are expensed as incurred.

REalloys performs periodic assessments of contract costs to determine if they are recoverable. Any anticipated losses on contracts are recognized when identified. The company uses the cost-to-cost method to measure progress towards complete satisfaction of performance obligations for purposes of recognizing both revenue and associated costs.

Indirect costs that cannot be clearly related to production, such as general and administrative expenses, are expensed as incurred and not included in cost of sales.

Fair Value of Financial Instruments

FASB ASC 820 “Fair Value Measurements and Disclosures” defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. Current assets and current liabilities qualified as financial instruments, and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization. The three levels are defined as follows:

●	Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3: inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of cash, Simple Agreements for Future Equity (“SAFEs”), and debt approximated their carrying values due to the short-term nature of these instruments.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each reporting period. There are no assets or liabilities measured at fair value on a recurring or non-recurring basis as of June 30, 2025, other than the warrant liability.

Acquisition-related contingent consideration was recorded as a result of the acquisition of Strategic Metals and relates to a warrant that will automatically convert into $38.0 million worth of the Company’s common shares upon completion by the Company of a liquidity event (as defined in the share purchase agreement). All unconverted warrants become null and void if not converted on or before December 31, 2026. The fair value of the acquisition-related contingent consideration was determined using the probability-weighted expected return method (“PWERM”) valuation model, with the following range of key assumptions used in the PWERM: the timing of a liquidity event of October 2025 and December 2025, a discount rate of 4.39% and 4.31%, the probability of timing of a liquidity event of 60% and 25%, and a discount for lack of marketability of 6.2% and 7.7%. Accordingly, the acquisition-related contingent consideration is measured at fair value on a recurring basis using unobservable inputs; therefore, this instrument represents a Level 3 measurement within the fair value hierarchy. The fair value of the special warrant liability at the time of acquisition was $28.4 million and $29.4 million at December 31, 2024. Due to the use of unobservable inputs in the valuation model, there is inherent uncertainty in the measurement of fair value for this contingent consideration, and actual results may differ from these estimates. At each reporting period end, changes in the fair value of the contingent consideration will be recorded in earnings. The Company remeasured the fair value of the special warrant liability at June 30, 2025, to $28.1 million. The ($2.0) million and ($1.3) million change in fair value has been recorded in earnings during the three and six months ended June 30, 2025, respectively. There was no change in fair value for the period ended June 30, 2024.

The following table sets forth a summary of changes in fair value of the Company’s Level 3 liabilities for the following periods:

Balance as of May 20, 2024	$-
Acquisition related contingent consideration	28,388
Balance as of June 30, 2024	$28,388
Change in fair value	976
Balance as of December 31, 2024	$29,364
Change in fair value	784
Balance as of March 31, 2025	$30,148
Change in fair value	(2,096)
Balance as of June 30, 2025	$28,052

Income Taxes

Income taxes are recognized in accordance with ASC 740 “Income Taxes”. Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company’s consolidated financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carry-forward period under the Federal tax laws. Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimates.

The Company evaluates tax positions in a two-step process. The Company first determine whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company classifies gross interest and penalties and unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as long-term liabilities in the consolidated financial statements.

Earnings (Loss) Per Share

The Company follows ASC 260 when reporting earnings (loss) per share (EPS), resulting in the presentation of basic and diluted earnings (loss) per share. basic net loss per share is calculated by dividing net income loss by the weighted average shares outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per share calculation, preferred stock, stock options and warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share, as their effect would be anti-dilutive for all periods presented.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires footnote disclosure that disaggregates relevant expense captions, including the total amount of selling expenses. The amendments in this update are effective for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, on a prospective basis, with the option for retrospective application. Early adoption is permitted. The Company is currently assessing the impact of this update on our financial statement disclosures.

Note 3 – Going Concern

The Company’s consolidated financial statements are prepared on a going concern basis of accounting, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover its operating costs and allow it to continue as a going concern.

Since its inception, the Company has incurred losses and expects to continue to incur losses as a result of costs and expenses related to mining exploration. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern for the next 12 months from the date these consolidated financial statements are issued is dependent upon its ability to develop additional sources of debt and, or equity to fund the continued development of its mineral property and ultimately achieve profitable operations. The Company plans to obtain such resources by relying upon continued advances from related parties sufficient to meet its minimal operating expenses and seeking third-party equity and/or debt financing. However, the Company cannot provide any assurances that it will be successful in accomplishing any of its plans. These consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4 – Business Combination

On March 31, 2025, the Company acquired rare earth magnet production equipment, know-how, intellectual property, research & development, existing contracts, and clients of PMT Critical Metals Inc. (“PMTCM”). The purpose of the acquisition was to expand operations and become a critical supplier for US Protected Markets of rare earth metals and magnets.

The Company acquired all of the outstanding shares of PMTCM in exchange for 14,000,000 common shares of the Company with a fair value of $4.8 million. The fair value of the shares was determined by utilizing an internal valuation model, which included a discounted cash flow model, termination value and enterprise value. For certain acquired intangible assets and the reporting unit as a whole, the Company utilized the discounted cash flow (DCF) method under the income approach. This involved projecting future cash flows expected to be generated from the assets or reporting unit and discounting those cash flows by 10% to present value that reflects the risk characteristics of the underlying assets. Terminal (or termination) values were applied to capture the value beyond the explicit forecast period. Additionally, the Company considered enterprise value indications using market-based valuation multiples of comparable publicly traded companies and transactions to corroborate the results of the income approach. There were no issuance costs incurred.

The transaction was accounted for as a business combination under the acquisition method of accounting. Accordingly, the tangible and identifiable intangible assets acquired and liabilities assumed were recorded at fair value as of the date of acquisition, with the remaining purchase price recorded as goodwill. Goodwill largely consists of expected synergies from combining operations and the assembled workforce values.

The following table summarizes the final fair values of the assets acquired and liabilities assumed at the date of acquisition and consideration transferred:

Purchase Price
Consideration transferred	$4,838
Fair value of total consideration transferred	$4,838

Purchase Price Allocation
Fixed assets	$286
Accounts receivable	96
Intangible assets	2,419
Right-of-use asset	651
Goodwill	2,511
Total Assets Acquired	$5,963

Accounts payable	$70
Employment contract liability	250
Operating lease liability	651
Long-term debt	154
Total Liabilities Assumed	1,125
Total Net Assets Acquired	$4,838

The Company assessed the fair value of the assets and liabilities. The identifiable intangible assets principally included patents and a customer list, which were determined to be finite lived assets and are subject to amortization over the remaining useful life.

The fair values of intangible assets were based on valuations using the royalty avoidance approach and the discounted cash flows method. Specifically, the Company estimated that owning the patents allowed for royalty expenses of approximately 6% of gross margin from the estimated revenues to be generated by the use of the patents to be avoided, conferring an identifiable benefit to the Company. Further, the Company utilized a discount rate of 80%. The fair value of intangible assets and their estimated useful lives are as follows:

Identified Intangible Assets	Fair Value	Useful Life
Patents	$669	15 Years
Customer List	1,750	15 Years
Fair value of Intangibles	$2,419

The purchase price allocation is preliminary and subject to change as the Company finalizes the valuation of the assets acquired and liabilities assumed. In accordance with ASC 805, the Company may record measurement period adjustments for a period of up to one year from the acquisition date as additional information becomes available.

Secured Obligation

In connection with the acquisition of PMTCM, certain assets owned by PMTCM (including production equipment and intellectual property) are subject to liens held by a lender to a related party of PMTCM. The Company did not assume the underlying debt obligation of the related party. However, to obtain clear title to the equipment and release the lien, the Company is required to make a payment of $0.4 million to the lender, and this commitment is expected to be paid in August 2025. This payment is treated as a partial settlement of the secured obligation and will reduce the outstanding balance accordingly.

As of the date of the financials, the lien remains in place, and no triggering sale or transfer has occurred. The Company anticipates satisfying this obligation in accordance with the asset sale timeline and does not currently expect any impact on operations or liquidity from this requirement.

Note 5 – Asset Acquisition

On May 29, 2024 (the “Effective Date”), the Company, Strategic Metals and the shareholders of Strategic Metals entered into a share purchase agreement (“Agreement”) pursuant to which the Company would acquire all issued and outstanding shares of Strategic Metals, which owns the title, right, and interest in Hoidas Lake Property in Saskatchewan. The Hoidas Lake Property is a mine   in Canada that consists of rare earth metals.

The transaction was accounted for as an asset acquisition in accordance with ASC 805-50, as all of the fair value of the acquisition was comprised of a single identifiable asset. Total consideration in the asset acquisition was $50.5 million, consisting of $8.5 million of deferred cash payments, the issuance of special warrants with a fair value of $28.4 million, and the recognition of a deferred tax liability of $13.6 million. No direct transaction costs were incurred, and no other assets or liabilities were acquired or assumed, respectively, in the asset acquisition. The deferred cash payments are to be made in three installments: $2.0 million first cash payment to be made on or before June 4, 2024, $2.75 million second cash payment to be made by September 30, 2024, and $3.75 million third cash payment to be made by December 31, 2024. The Company made the first cash payment of $2.0 million in June 2024 and made a portion of the second cash payment in December 2024 (Note 11).

The special warrants automatically convert into $38.0 million worth of the Company’s common shares upon completion by the Company of a Liquidity Event (as defined in the Agreement). All unconverted special warrants become null and void if not converted on or before December 31, 2026. The Company, with the assistance of a third-party valuation firm, calculated the fair value for the contingent consideration at the time of the acquisition to be $28.4 million. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. See Note 2 for additional information.

The following table summarizes the fair values of the asset acquired at the date of acquisition:

May 29, 2024
Mineral property	$50,532
Total assets acquired	50,532
Consideration exchanged	$50,532

If the Company fails to complete the Liquidity Event by March 31, 2026, 75% of the issued and outstanding voting common shares of the Company will be transferred to the shareholders of Strategic Metals.

The Company has recognized a deferred tax liability of $13.6 million in conjunction with the asset acquisition, which has been recorded against the mineral property asset (Note 12).

Note 6 – Intangible Assets

Through the acquisition of PMTCM on March 31, 2025, the Company acquired certain identifiable patents and a customer list. The following table summarizes the gross carrying amount and accumulated amortization of the Company’s identifiable definite-lived intangible assets as of June 30, 2025:

		June 30, 2025
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	15 years	$699	$(11)	$688
Customer List	15 years	1,750	(30)	1,720
Intangible Assets, net		$2,419	$(41)	$2,378

Amortization expense related to the patents was $11 thousand for the three and six months ended June 30, 2025, respectively. Amortization expense related to the customer list was $30 thousand for the three and six months ended June 30, 2025, respectively.

Note 7 – Mineral Reserves and Dispositions

The Company’s Mineral Reserves consist of the Hoidas Lake Property (“Property”), which is located in northern Saskatchewan, approximately 135 kilometers northwest of Stony Rapids, Saskatchewan, near the border between Saskatchewan and the Northwest Territories. The Property consists of 14 contiguous Saskatchewan Mineral Dispositions. The mineralization at the Property consists of structurally controlled veins located along the Hoidas-Nisikkatch Fault. In total, over 30 mineralized showings have been identified. The major visible minerals in the veins are apatite and allanite. Minor amounts of a number of additional rare earth minerals, such as monazite and bastnaesite, are also present in the veins.

Based on publicly available historical reports, the total rare earth elements measured, indicated, and inferred are 963,808 tonnes, 1,597,027 tonnes, and 2,560,835 tonnes, respectively.

The active mineral dispositions require the Company to incur annual exploration expenditures of $15 per hectare in each year for the second through the tenth years following the effective date of staking and $25 per hectare thereafter. Currently, the mineral dispositions comprising the Hoidas Lake property require annual expenditures of $25 per hectare. Exploration expenditures in excess of the annual requirements are carried forward as assessment credits. As of June 30, 2024, and June 30, 2025, the Company had $1.0 million and $0.9 million in approved assessment credits, respectively. The approved assessment credits are sufficient to keep the Company’s 14 mineral dispositions, totaling 12,522 hectares, in good standing as follows:

●	1 mineral disposition covering 244 hectares until October 25, 2027;

●	1 mineral disposition covering 2,334 hectares until January 15, 2028;

●	7 mineral dispositions covering 6,879 hectares until April 25, 2028;

●	1 mineral disposition covering 1,885 hectares until June 29, 2028;

●	1 mineral disposition covering 300 hectares until July 3, 2028;

●	1 mineral disposition covering 331 hectares until October 25, 2028;

●	1 mineral disposition covering 72 hectares until December 21, 2028; and

●	1 mineral disposition covering 477 hectares until June 29, 2029

Note 8 – Leases

The Company acquired one lease during the PMCTM acquisition on March 31, 2025. The facility is located in Euclid, Ohio and is a noncancelable operating lease that expires on October 31, 2033 with a remaining term of 8.1 years and discount rate of 4.16%.

Future minimum lease payments under these noncancelable operating leases as of June 30, 2025, are as follows:

Year ending December 31:
2025 (remaining 6 months)	$53
2026	90
2027	90
2028	90
2029	90
Thereafter	345
Total remaining lease payments	$758
Less: imputed interest	(115)
Present value of remaining lease payments	$643

Rent expense was included within General and Administrative expenses within the Consolidated Statement of Comprehensive Loss and was $23 thousand and $23 thousand for the three and six months ended June 30, 2025, respectively.

Note 9 – Notes Payable, Related Party

On June 3, 2024, the Company entered into a promissory note agreement with a 4.9% stockholder of the Company, who is also related to the Co-founder, President & Director of the Company, (the “Lender”) for the amount of $2.04 million, due upon the earlier of (i) January 31, 2026 and (ii) within two business days of the receipt by the Company of the principal amount or any portion thereof from any source of financing of the Company in excess of $10 million. There is no interest rate associated with the promissory note.

As this note is a transaction with a related party with no interest rate, the Company is required to record imputed interest. The Company estimates that the market rate for comparable debt instruments would carry approximately an 18% interest rate. The Company has recorded imputed interest of $0.1 million, $0.2 million and $0.2 million for the three and six months ended June 30, 2025, respectively, and $0.0 million for the period from May 20, 2024, through June 30, 2024. The imputed interest was recorded as interest expense and an increase in additional paid in capital.

Note 10 – SAFEs Liability

On December 4, 2024, January 24, 2025, and June 27, 2025, the Company entered into several SAFEs totaling $1.7 million. The SAFEs will convert into common stock of the Company following a go-public event.

Additionally, on December 4, 2024, the Company entered into SAFEs with related parties totaling $1.3 million. A $0.5 million SAFE was entered into with a 4.9% stockholder of the Company, who is also related to the Co-founder, President & Director of the Company. A $0.8 million SAFE was entered into with the Co-founder, CEO & Director of the Company. There is no interest rate associated with the SAFEs. Each SAFE will convert into common stock of the Company at the valuation equal to its go-public valuation (the “Liquidity Event”). On the completion of the Liquidity Event, the Purchase Amount will automatically convert into common stock of the Company. If the Liquidity Event would result in the common stockholders of the Company having their common stock exchanged for the common stock of the public entity that is completing the transaction with the Company, instead of receiving common stock of the Company, the Investor would receive common stock of the public entity that is completing the transaction with the Company that results in the Liquidity Event (at the valuation equal to the Company’s go-public valuation). The Company has recorded these SAFEs as liabilities on the balance sheet, at face value. Repayment terms for the SAFEs are the issuance of shares to each investor at the timing of the liquidity event, if dissolution or liquidation of the Company occurs the investor will receive the amount invested (to the extent funds are legally available), or if a change in control of the Company occurs the investors will receive the greater of (i) the amount invested or (ii) the amount payable if the SAFE had converted immediately prior to such change of control.

Note 11 - Deferred Cash Consideration from Acquisition

As part of the closing consideration for the acquisition of Strategic Metals (Note 4), the Company was to pay $8.5 million of deferred cash payments to the seller. The Company made the initial cash payment of $2.0 million in June 2024. In December 2024, the Company made a partial payment of $2.1 million toward the second cash payment. The Company has the following remaining payments due to the seller as of March 31, 2025:

i.	$0.6 million remaining of the second cash payment to be made by May 30, 2025. The seller agreed to waive any additional late payment penalties for this payment.

ii.	$7.0 million third cash payment, inclusive of $3.3 million late fee, to be made by April 30, 2025, as per the purchase agreement. The Company did not make this payment and, per the purchase agreement, must now pay $7.6 million by July 31, 2025.

See Note 16 – Subsequent Events for further information regarding the deferred cash consideration.

Note 12 – Income Taxes

The Company is subject to U.S. tax laws at a tax rate of 21%. No provision for U.S. federal income taxes has been made as the Company had no taxable income for the three and six months ended June 30, 2025. The Company is headquartered in the State of Nevada, which does not impose an income tax.

The Company has recognized a deferred tax liability in the amount of $13.6 million related to the temporary difference arising from the excess book over tax basis in the mineral property acquired on May 29, 2024, in accordance with ASC 805-740-25-3 and the general guidance in ASC 740. The Company also has deferred tax assets in the amount of $0.9 million relating to other temporary differences as well as an indefinite-lived Federal Net Operating Loss (“NOL”) in the amount of $0.8 million. The realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income with which to utilize the deferred tax attributes. Based on the evidence available, the Company believes that it is more likely than not that its deferred tax assets will not be realized and accordingly, has created a valuation allowance for the entire amount of such benefits. The effective rate is reduced to 0% for the period ended March 31, 2025, due to the valuation allowance on its net deferred tax assets.

As of June 30, 2025, the Company had no unrecognized tax benefits and accordingly, the Company did not recognize any interest or penalties related to unrecognized tax benefits during the period ended June 30, 2024 and the three and six months ended June 30, 2025.

Note 13 - Commitments and Contingencies

In the ordinary course of business, the Company may be named as a party to claims and legal proceedings. However, the Company has not been named in, and is not aware of, any such matters that management believes would, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations.

The Hoidas Lake Property asset that was acquired on May 29, 2024, is subject to a 1.8% Net Smelter Return (“NSR”) royalty. The NSR royalty has a maximum value of 1,000,000 Canadian Dollars. Per the agreement, the royalty is paid quarterly from gross revenue after the project attains commercial production. These royalty payments represent a contingent consideration liability that the Company will recognize when it becomes probable and reasonably estimable or when the contingency is resolved.

The Company has remaining commitments of $1.4 million related to the $1.7 million of required capital injections as prescribed in the PMTCM acquisition agreement at June 30, 2025. The remaining committed payments are $0.4 million on or before August 31, 2025, and $1.0 million on or before September 30, 2025.

Note 14 – Stockholders’ Equity (Deficit)

As of December 31, 2024, the Company had authorized share capital consisting of 100,000,000 shares of common stock. During the three months ended March 31, 2025, the Company amended and restated the Articles of Incorporation and increased the authorized share capital to 250,000,000 shares of common stock with a par value of $0.0001. As of June 30, 2025, the Company has 5,000,000 shares of preferred stock with a par value of $0.0001 per share.

On June 3, 2024, the Company issued 58,500,000 shares of common stock, proceeds of $5,850, via a reduction in outstanding note payable to a related party. There were no issuance costs incurred.

On December 4, 2024, the Company issued 18,000,000 shares of common stock for proceeds of $1,800. There were no issuance costs incurred. These shares were issued to the Co-founder, CEO and Director of the Company.

The Company issued 4,500,000 shares of common stock, with a fair value of $0.0001, to the advisor as consideration for services rendered in connection with the Merger. The fair value of the shares was determined using the method from the December 2024 issuance since the agreement for the advisor shares was entered into close to the December 2024 issuance. The fair value of the issued shares was recorded in general and administrative expenses on the Consolidated Statement of Comprehensive Loss.

Securities Purchase Agreement

In connection with the Merger, REalloys entered into a Securities Purchase Agreement (the “REalloys Purchase Agreement”), dated as of March 6, 2025, with an Investor, pursuant to which REalloys agreed to sell to the Investor (i) an aggregate of 5,000 shares of REalloys’ Series X Preferred Stock, par value $0.0001 per share (the “Series X Stock”), with a stated value of $1,000 per share (the “Stated Value”) and (ii) warrants (the “REalloys Warrants”) to acquire up to 5,000,000 shares of common stock of REalloys, par value $0.0001 per share (the “REalloys Common Stock”) for proceeds of $1,000,000. REalloys also issued to the Buyer 5,000,000 shares of REalloys Common Stock (the “Commitment Shares”), which shall be adjusted as necessary immediately prior to the consummation of the Merger to the extent that the Commitment Shares represent less than 5.0% of the fully diluted outstanding capital of REalloys. The REalloys Purchase Agreement contains certain representations and warranties, covenants and indemnities customary for similar transactions.

The Company received gross proceeds of $1.0 million, which were allocated between preferred and common equity holders based on the relative fair value of the securities issued. The Company allocated 49% of the proceeds, or $0.4 million, to the preferred stock and 48%, or $0.4 million, to the common stock. The fair value allocation was determined using valuation methodologies that incorporated management’s estimates of the rights and preferences associated with each class of equity, including liquidation preferences, dividend rights, and participation features.

As part of the transaction, the Company also issued warrants to purchase common stock. The warrants were evaluated using a Black-Scholes option pricing model, which incorporated assumptions including expected volatility, risk-free rate, term, and strike price. Based on this analysis, the warrants were determined to have a fair value of $0.030 million at the issuance date, representing 3% of the proceeds.

Transaction costs of $0.1 million incurred in connection with the equity issuance were allocated on a pro rata basis, with $0.058 million recorded as a reduction to preferred stock, $0.058 million recorded as a reduction to additional paid-in capital, and $0.004 million recorded as a reduction to the warrant liability.

All shares of common stock of REalloys rank junior to the Series X Stock, with respect to preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of REalloys. At any time after issuance of the Series X Stock, to the extent (i) the Merger Agreement is terminated for any reason before the Merger is consummated and (ii) REalloys raises capital in any financing, REalloys is required to use 50% of the aggregate gross proceeds from such financing to redeem all or any portion of the Series X Stock then outstanding. The amortization payments due upon such redemption are payable by REalloys in cash at a price equal to the product of (i) 110% and (ii) the Stated Value of the shares of Series X Stock being redeemed plus any and all accrued and unpaid dividends on such shares of Series X Stock.

The following is a summary of the rights, preferences, and terms of the Series X Stock:

Dividends

Holders of Series X Stock, in preference to holders of any other class or series of the Company’s stock, are entitled to dividends at an annual rate of 8%, as, if and when declared by the Company’s board of directors. No dividends were declared or paid during the three or six months ended June 30, 2025.

Voting

Holders of the Series X Stock are entitled to vote with holders of common stock as a single class on all matters that such holders of common stock are entitled to vote. Each preferred share shall entitle the holder to one vote for each share of preferred stock.

Liquidation

In the event of any liquidation, dissolution, or winding up, the holders of the Preferred Stock are entitled to be paid out of the assets of the Company before any distribution or payment is made to holders of common stock. The liquidation value per share of Series X Stock is equal to 350% of the stated value, provided that if the funds are insufficient to pay the full amount due to the holders, then each holder of Series X Stock shares receives a percentage of the liquidation funds.

Conversion

Upon the consummation of the Merger, the Series X Stock then outstanding will be exchanged for shares of Series C Convertible Preferred Stock of Blackbox at a ratio of 1 to 1 as specified in the Merger Agreement.

Redemption

Series X Stock is not subject to mandatory redemption. The Series X Stock is subject to redemption under certain deemed liquidation events not solely within the control of the Company, as defined, and as such are considered contingently redeemable for accounting purposes and are classified as temporary equity in the Company’s consolidated balance sheets. As a result, the Series X Stock is not currently redeemable, and the Company has determined that the Series X Stock is not considered probable to become redeemable.

Common stock

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. Unless required by law, there shall be no cumulative voting. In the event of any liquidation, dissolution or winding up of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Series X Stock, the remaining funds and assets available for distribution to the stockholders of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder.

Note 15 – Related Party Transactions

Consulting Arrangements with Directors of the Company

In 2024, the Company entered into an arrangement with the Co-founder, President & Director of the Company to provide consulting services, paid through QLM Nevada LLC. (“QLM”), who is also an Executive and Director at QLM. Compensation for the consulting services includes a salary of $30,000 per month and a signing bonus of $210,000.

Additionally, in 2024, the Company entered into an arrangement with the Co-founder, CEO & Director of the Company to provide consulting services, paid through Arlington Innovation Partners, LLC (“Arlington”), of which the Co-founder, CEO & Director of the Company is also a Partner. Compensation for the consulting services includes a salary of $30,000 per month and a signing bonus of $210,000.

The Company recognized $0.2 million and $0.4 million of consulting expense associated with the arrangements for the three and six months ended June 30, 2025, respectively.

Note 16 – Subsequent Events

The Company has evaluated subsequent events through August 19, 2025, which represents the date these consolidated financial statements were available to be issued.

Deferred Cash Consideration

As previously disclosed, the Company was obligated to make deferred cash payments totaling $8.5 million related to the acquisition of Strategic Metals. As of March 31, 2025, $0.6 million remained outstanding from the second cash payment, due April 30, 2025, and inclusive of late fees and interest, $7.0 million was due by July 31, 2025, for the third cash payment.

Between July 29, 2025, and August 1, 2025, the Company made payments totaling $7.7 million to the seller. These payments consisted of $4.4 million of principal owing on the acquisition and the remaining $3.3 million for late payment penalties and interest, for total payments for deferred cash consideration and penalties to the sellers of $11.8 million.

Stock Purchase Agreements in July 2025

Between July 24, 2025, and August 14, 2025, REalloys entered into multiple Stock Purchase Agreements (the “July Agreements”) with certain accredited investors, authorizing the sale of up to 3,000,000 shares of REalloys common stock. As of August 14, 2025, REalloys closed on the sale of 1,796,972 shares of REalloys common stock for total proceeds of approximately $8,983,960. No fees were paid or payable in connection with the July Agreements. The potential sale of the remaining subscribed additional 1,203,028 shares of REalloys common stock was not completed prior to August 14, 2025, and expired as per the amended terms of one of the July Agreements. The July Agreements contain customary terms and conditions, including a lock-up period following the closing of the Merger.

REalloys expects to use the net proceeds from the financings for general corporate purposes and transaction expenses incurred in connection with the Merger. The financings were exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws..

Securities Purchase Agreement – Series X Preferred Stock

As previously disclosed, on March 6, 2025, REalloys entered into a Securities Purchase Agreement (the “REalloys Purchase Agreement”) with Five Narrow Lane LP (the “Buyer”), for the sale of (i) an aggregate of 5,000 shares of REalloys’ Series X Preferred Stock, par value $0.0001 per share (the “Series X Stock”), with a stated value of $1,000 per share (the “Stated Value”) and (ii) warrants (the “REalloys Warrants”) to acquire up to 5,000,000 shares of common stock of REalloys, par value $0.0001 per share (the “REalloys Common Stock”).

On July 25, 2025, REalloys issued 1,000 shares of the remaining 4,000 shares of Series X Preferred Stock to the Buyer for gross proceeds of $1,000,000, with 3,000 shares available to be issued under the agreement. The Company intends to use the proceeds for general corporate purposes.

Amendment to Related Party Consulting Agreement

On July 27, 2025, the Company entered into an amendment to its December 2024 consulting agreement for CEO and Director services with Mr. Argyle’s company, Arlington Innovation Partners LLC (the Consultant). The amendment modifies the payment terms of the base fees and signing bonus.

The original agreement stipulated that payment of these fees would occur upon the completion of a financing of at least $5,000,000. The amended agreement changes this condition, requiring payment upon the completion of a financing of at least $20,000,000. Additionally, the Company was obligated and did make a payment to the Consultant equal to four months of base fees or $120,000 by August 4, 2025. All other terms and conditions of the original Consulting Agreement remain in effect.

Part II
Information Not Required In Prospectus

Item 20. Indemnification of Directors and Officers.

Blackboxstocks’ Articles of Incorporation (as amended, the “Blackboxstocks Articles”) and Amended and Restated Bylaws (the “Blackboxstocks Bylaws”) authorize it to provide indemnification of (and advancement of expenses to) its officers and directors to the fullest extent permitted by applicable law. Blackboxstocks is incorporated under the laws of the State of Nevada. The Nevada Revised Statutes (the “NRS”) allows a company to indemnify its officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the person exercised their respective powers in good faith with a view to the interests of Blackboxstocks or acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. A determination may be made by the Blackboxstocks stockholders; by a majority of Blackboxstocks’ directors who were not parties to the action, suit, or proceeding; or by opinion of independent legal counsel in a written opinion, if a quorum of directors who were not a party to such action, suit, or proceeding does not exist.

Provided the terms and conditions of these provisions under Nevada law are met, officers, directors, employees, and agents of Blackboxstocks may be indemnified against expenses actually and reasonably incurred by the person in connection with defending the action, including, without limitation, attorney’s fees, arising out of any liability under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Blackboxstocks, Blackboxstocks has been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable.

The NRS provide for certain mandatory and permissive indemnification of officers and directors.

A.	NRS 78.7502. Discretionary indemnification of officers, directors, employees and agents: General provisions.

1.	A corporation may indemnify pursuant to this subsection any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a manager of a limited-liability company, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person:

(a)	Is not liable pursuant to NRS 78.138; or

(b)	Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful.

2.	A corporation may indemnify pursuant to this subsection any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a manager of a limited-liability company, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person:

(a)	Is not liable pursuant to NRS 78.138; or

(b)	Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification pursuant to this section may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.	Any discretionary indemnification pursuant to this section, unless ordered by a court or advanced pursuant to subsection 2 of NRS 78.751, may be made by the corporation only as authorized in each specific case upon a determination that the indemnification of a director, officer, employee or agent of a corporation is proper under the circumstances. The determination must be made by:

(a)	The stockholders;

(b)	The board of directors, by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; or

(c)	Independent legal counsel, in a written opinion, if:

(1)	A majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders; or

(2)	A quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained.

B.	NRS 78.751. Mandatory indemnification of directors, officers, employees and agents; advancement of expenses; other rights to indemnification and advancement of expenses; primary obligor with respect to indemnification or advancement of expenses; effect of amendment to provision of articles or bylaws providing right to indemnification or advancement of expenses.

1.	A corporation shall indemnify any person who is a director, officer, employee or agent to the extent that the person is successful on the merits or otherwise in defense of:

(a)	Any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; or

(b)	Any claim, issue or matter therein,

against expenses actually and reasonably incurred by the person in connection with defending the action, including, without limitation, attorney’s fees.

2.	Unless otherwise restricted by the articles of incorporation, the bylaws or an agreement made by the corporation, the corporation may pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation. The articles of incorporation, the bylaws or an agreement made by the corporation may require the corporation to pay such expenses upon receipt of such an undertaking. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3.	The indemnification pursuant to this section and NRS 78.7502 and the advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)	Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in the person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, and such misconduct, fraud or violation was material to the cause of action.

(b)	Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

4.	Unless the articles of incorporation, the bylaws or an agreement made by a corporation provide otherwise, if a person is entitled to indemnification or the advancement of expenses from the corporation and any other person, the corporation is the primary obligor with respect to such indemnification or advancement.

5.	A right to indemnification or to advancement of expenses arising under a provision of the articles of incorporation or any bylaw is not eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such act or omission has occurred.

C.	NRS 78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

1.	A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against the person and liability and expenses incurred by the person in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify such a person against such liability and expenses.

2.	The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

(a)	The creation of a trust fund.

(b)	The establishment of a program of self-insurance.

(c)	The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

(d)	The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

3.	Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person’s stock or other securities is owned by the corporation.

4.	In the absence of fraud:

(a)	The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

(b)	The insurance or other financial arrangement:

(1)	Is not void or voidable; and

(2)	Does not subject any director approving it to personal liability for his or her action,

even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

5.	A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of title 57 of NRS.

Further, under the Blackboxstocks Bylaws, unless ordered by a court, no indemnification will be provided to a director or an officer unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Blackboxstocks and, with respect to any criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of disinterested directors, (b) a committee comprised of disinterested directors, such committee having been designated by a majority vote of the disinterested directors, (c) if there are no disinterested directors, or if a majority of disinterested directors so directs, by independent legal counsel in a written opinion, or (d) by Blackboxstocks’ stockholders.

As permitted by Nevada law, Blackboxstocks’ Bylaws authorize Blackboxstocks to advance expenses (including reasonable attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative, arbitrative or investigative action or proceeding in advance of or after the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by Blackboxstocks.

Blackboxstocks is authorized under Nevada law to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of Blackboxstocks, or is or was serving at the request of Blackboxstocks as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not Blackboxstocks has the authority to indemnify him or her against such liability and expenses. Blackboxstocks may, with approval of its Board of Directors, obtain directors’ and officers’ liability insurance.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Exhibit Description
2.1+	Agreement and Plan of Merger, dated March 10, 2025, by and among Blackboxstocks Inc., RABLBX Merger Sub, Inc., and REalloys Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2025).

2.2	First Amendment to Agreement and Plan of Merger, dated July 1, 2025, by and among Blackboxstocks Inc., RABLBX Merger Sub, Inc., and REalloys Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2025).

2.3	Second Amendment to Agreement and Plan of Merger, dated August 22, 2025, by and among Blackboxstocks Inc., RABLBX Merger Sub, Inc., and REalloys Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 22, 2025).

3.1	Articles of Incorporation of SMSA Ballinger Acquisition Corp. (incorporated by reference to Exhibit 3.4 of the Company’s Registration Statement on Form 10-12G filed with the Commission on August 5, 2014).

3.2	Certificate of Designation of Series A Preferred Stock dated December 1, 2015 (incorporated by reference to Exhibit 3.1 of the Company’s Information Statement on Form 8-K filed with the Commission on December 7, 2015).

3.3	Certificate of Amendment to Articles of Incorporation dated effective March 9, 2016. (incorporated by reference to Exhibit 3.9 of the Company’s Annual Report on Form 10-K filed with the Commission on April 14, 2016).

3.4	Certificate of Amendment to Articles of Incorporation dated effective as of July 15, 2019 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Commission on July 15, 2019).

3.5	Certificate of Amendment to Articles of Incorporation dated effective as of April 10, 2023 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Commission on April 10, 2023).

3.6	Certificate of Designation of Series B Preferred Stock dated June 8, 2023 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Commission on June 15, 2023).

3.7	Amended and Restated Bylaws of Blackboxstocks, Inc. adopted and effective on April 18, 2022 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Commission on April 19, 2022).

3.8***	Articles of Incorporation of REalloys Inc. (formerly Eagle Ridge Resources, Inc.)

3.9***	Amendment to Articles of Incorporation of REalloys Inc. (formerly Eagle Ridge Resources, Inc.)

3.10***	Bylaws of REalloys Inc.

3.11***	Certificate of Designation of Series X Preferred Stock of REalloys Inc.

4.1	Common Stock Purchase Warrant issued to Alexander Capital, L.P. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2021).

4.2***	Form of Warrant to Purchase Common Stock of REalloys issued on March 10, 2025.

4.3***	Form of REalloys Acquisition Warrant.

5.1**	Legal Opinion of Winstead PC.

8.1***	Legal Opinion of Winstead PC regarding tax matters.

10.1#	Blackboxstocks, Inc. 2021 Stock Incentive Plan (amended and restated effective as of February 6, 2023) (incorporated by reference to Appendix A to the Company’s Information Statement on Schedule 14C filed on December 29, 2022)

10.2	Second Amendment to Office Lease dated September 19, 2017 between Teachers Insurance and Annuity Association of America and Blackboxstocks, Inc. (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K filed with the Commission on April 17, 2018).

10.3	Conversion Rights Agreement dated effective as of October 14, 2021 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on October 15, 2021).

10.4	Securities Exchange Agreement between Blackboxstocks Inc. and Evtec Group Limited dated June 9, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on June 15, 2023).

10.5	Amendment to the Amended Letter of Intent among Blackboxstocks Inc., Evtec Group Limited, Evtec Automotive Limited, and Evtec Aluminium Limited dated November 24, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on November 29, 2023).

10.6	Forfeiture Agreement between Blackboxstocks Inc. and Evtec Group Limited dated November 28, 2023 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on November 29, 2023).

10.7	Share Exchange Agreement dated December 12, 2023 among Blackboxstocks, Inc., Evtec Aluminium Limited, and the shareholders of Evtec Aluminium Limited (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the Commission on December 18, 2023).

10.8	Option Agreement between Blackboxstocks, Inc. and Gust Kepler (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on December 18, 2023 and is included as Exhibit C in the Share Exchange Agreement dated December 12, 2023).

10.9	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on December 18, 2023 and is included as Exhibit E in the Share Exchange Agreement dated December 12, 2023).

10.10	Contribution Agreement dated April 18, 2024, by and between Blackboxstocks Inc. and Blackbox.io Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on April 22, 2024).

10.11	First Amendment to Share Exchange Agreement dated July 3, 2024, by and among Blackboxstocks Inc., Evtec Aluminium Limited, and the shareholders of Evtec Aluminium Limited (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the Commission on July 3, 2024).

10.12	Stock Purchase Agreement dated July 1, 2024, by and between Blackboxstocks Inc., Gust Kepler and Quadrofoglio Holdings LLC (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on July 3, 2024).

10.13	Convertible Loan Agreement dated July 1, 2024, between Blackboxstocks Inc. and Evtec Aluminium Limited (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on July 3, 2024).

10.14	Termination Agreement dated as of January 13, 2025, by and among Blackboxstocks Inc. and Evtec Aluminium Limited (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on January 17, 2025).

10.15	Securities Purchase Agreement dated as of January 17, 2025, between Blackboxstocks Inc. and Five Narrow Lane LP (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on January 22, 2025).

10.16	7.00% Senior Debenture dated January 17, 2025, issued by Blackboxstocks Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on January 22, 2025).

10.17	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the Commission on January 22, 2025).

10.18	Amendment to Securities Purchase Agreement dated as of January 27, 2025, by and among Blackboxstocks Inc. and Five Narrow Lane LP (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on February 4, 2025).

10.19	Amended and Restated Debenture Due the Earlier of the Trigger Date and March 14, 2025 dated January 27, 2025 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on February 4, 2025).

10.20***	Form of Securities Purchase Agreement between REalloys Inc. and investors party thereto, dated as of March 6, 2025.

10.21	Company Stockholder Support Agreement dated March 10, 2025, by and among Blackboxstocks Inc., REalloys Inc., and Gust Kepler. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2025)

10.22	Form of REalloys Stockholder Support Agreement dated March 10, 2025, by and among Blackboxstocks Inc., REalloys Inc., and the Stockholders party thereto (incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2025).

10.23	Amended and Restated Senior Secured Convertible Debenture due the Earlier of the Trigger Date and January 17, 2026 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2025).

10.24	Registration Rights Agreement dated March 10, 2025, between Blackboxstocks Inc. and the Purchasers signatory thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2025).

10.25	Security Agreement dated March 10, 2025, by and among Blackboxstocks Inc., Blackbox.io Inc. and Five Narrow Lane LP (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2025).

10.26	Subsidiary Guarantee dated March 10, 2025, by and among the Guarantors signatory thereto and Purchasers named therein (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2025).

10.27***	Form of Share Exchange Agreement between REalloys Inc. and PMT Critical Metals Inc., dated as of March 31, 2025.

10.28***	Form of Share Purchase Agreement between REalloys Inc. and Strategic Metals, and the sharerholders party thereto, dated as of May 29, 2024.

10.29***#	Consulting and Confidentiality Agreement, dated December 4, 2024, by and between REalloys Inc. and Arlington Innovation Partners LLC.

10.30***#	Consulting and Confidentiality Agreement, dated December 4, 2024, by and between REalloys Inc. and QLM Nevada LLC.

10.31***#	Consulting and Confidentiality Agreement, dated December 4, 2024, by and between REalloys Inc. and Wonnacott Consulting Professional Corporation.

10.32***	Form of REalloys SAFE Agreement.

10.33***	REalloys’ Promissory Note, dated as of June 3, 2024, to Isaac Sternheim.

10.34***	Form of Indemnification Agreement (Combined Company).

10.35***	Sublease Agreement dated February 18, 2025 by and between Powdermet, Inc. and PMC Critical Metals, Inc.

10.36***	Office Lease dated March 26, 2015 between Teachers Insurance and Annuity Association of America and G2 International, Inc.

10.37***	First Amendment to Office Lease dated June 12, 2015 between Teachers Insurance and Annuity Association of America and G2 International, Inc.

10.38	Assignment of Lease dated August 28, 2017 between G2 International, Inc. and Blackboxstocks Inc. (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2018).

10.39***	Form of Indemnification Agreement (Surviving).

10.40*	Engagement Letter dated November 28, 2024 between Palladium Capital Group, LLC and Eagle Ridge Resources Inc.

10.41*	Amendment to Option Agreement dated March 10, 2025 between Palladium Capital Group, LLC and REalloys Inc.

10.42*	Form of Stock Purchase Agreement dated July 24, 2025 between REalloys Inc. and Investor.

10.43*	Form of Insider Stock Purchase Agreement dated July 24, 2025 between REalloys, Inc. and Investor.

10.44*	Amendment to Share Exchange Agreement between REalloys Inc. and PMT Critical Metals Inc., dated as of June 22, 2025.

10.45*	Amendment to Consulting and Confidentiality Agreement between REalloys Inc. and Arlington Innovation Partners LLC, dated as of July 27, 2025.

10.46*	Form of Acknowledgement and Agreement dated July 24, 2025 between REalloys Inc. and Five Narrow Lane LP.

21.1***	List of Subsidiaries of Blackboxstocks Inc.

23.1*	Consent of Victor Mokuolu CPA PLLC, independent registered public accounting firm to Blackboxstocks Inc.

23.2*	Consent of Turner, Stone & Company, L.L.P., independent registered public accounting firm to Blackboxstocks Inc.

23.3*	Consent of Stephano Slack LLC, independent registered public accounting firm of REalloys Inc.

23.4**	Consent of Winstead PC (included in Exhibit 5.1).

23.5*	Consent of William J. Lewis, P.Geo. of Micon International Limited.

24.1***	Power of Attorney (included on the signature page to the original filing of this registration statement).

96.1*	S-K 1300 Technical Report Summary for Hoidas Lake Rare Earth Element Project

99.1***	Form of Proxy Card for the Special Meeting of Blackboxstocks Inc.

99.2***	Consent of Leonard Sternheim to be named as director

99.3***	Consent of David Argyle to be named as director

99.4*	Consent of Brad Wall to be named as director

99.5*	Consent of David MacNaughton to be named as director

99.6***	Consent of Joseph Sawyer to be named as director

99.7***	Consent of Dovid Glenn to be named as director

107***	Filing Fee Table.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith.

** To be filed by amendment.

*** Previously filed.

# Management contract or compensatory plan or arrangement.

+ The schedules and exhibits to have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than twenty percent (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933, to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d)	The registrant undertakes that every prospectus: (1) that is filed pursuant to paragraph (c) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on August 22, 2025.

BLACKBOXSTOCKS INC.

By:	/s/ Gust Kepler
Name:	Gust Kepler
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gust Kepler	Chief Executive Officer and Chairman of the Board	August 22, 2025
Gust Kepler	(Principal Executive Officer)

/s/ Robert Winspear	Chief Financial Officer	August 22, 2025
*	(Principal Financial Officer and Principal Accounting Officer)

/s/ Keller Reid	Director	August 22, 2025
*

/s/ Dalya Sulaiman	Director	August 22, 2025
*

/s/ Grant Evans	Director	August 22, 2025
*

* By /s/ Gust Kepler
Gust Kepler Attorney-in-fact

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BLACKBOXSTOCKS INC.,

RABLBX MERGER SUB, INC.,

AND

REALLOYS INC.

Dated as of March 10, 2025

Section 1. Definitions and Interpretative Provisions		8
1.1	Definitions	8
1.2	Other Definitional and Interpretative Provisions	20
Section 2. Description of Transaction		21
2.1	The Merger	21
2.2	Effects of the Merger	21
2.3	Closing; Effective Time	21
2.4	Organizational Documents; Directors and Officers	21
2.5	Conversion of Company, Merger Sub Equity Securities	22
2.6	Closing of the Company’s Transfer Books	24
2.7	Surrender of Company Capital Stock	24
2.8	[Reserved].	25
2.9	Further Action	25
2.10	Intended Tax Treatment	25
2.11	Withholding	25
2.12	Appraisal Rights	26
2.13	Contingent Value Rights	26
Section 3. Representations and Warranties of the Company		26
3.1	Due Organization	26
3.2	Organizational Documents	27
3.3	Authority; Binding Nature of Agreement	27
3.4	Vote Required	28
3.5	Non-Contravention; Consents	28
3.6	Capitalization.	29
3.7	Financial Statements	30
3.8	Absence of Changes	31
3.9	Absence of Undisclosed Liabilities	31
3.10	Title to Assets	31
3.11	Real Property; Leasehold	31
3.12	Intellectual Property	31
3.13	Agreements, Contracts and Commitments	31
3.14	Compliance; Permits; Restrictions	33
3.15	Legal Proceedings; Orders	33
3.16	Tax Matters	34
3.17	Employee and Labor Matters; Benefit Plans.	35

3.18	Environmental Matters	36
3.19	Mining; Financial Assurances	36
3.20	Insurance	37
3.21	No Financial Advisors	37
3.22	Transactions with Affiliates	37
3.23	Ownership of Parent Capital Stock	37
3.24	No Other Representations or Warranties	37
Section 4. Representations and Warranties of Parent and Merger Sub		37
4.1	Due Organization; Subsidiaries	38
4.2	Organizational Documents	38
4.3	Authority; Binding Nature of Agreement	38
4.4	Vote Required	39
4.5	Non-Contravention; Consents	39
4.6	Capitalization	40
4.7	SEC Filings; Financial Statements	41
4.8	Absence of Changes	43
4.9	Absence of Undisclosed Liabilities	43
4.10	Title to Assets	43
4.11	Real Property; Leasehold	43
4.12	Intellectual Property	44
4.13	Agreements, Contracts and Commitments	44
4.14	Compliance; Permits; Restrictions	46
4.15	Legal Proceedings; Orders	47
4.16	Tax Matters	47
4.17	Employee and Labor Matters; Benefit Plans	48
4.18	Environmental Matters	50
4.19	[Reserved]	50
4.20	Insurance	50
4.21	Transactions with Affiliates	50
4.22	No Financial Advisors	50
4.23	Valid Issuance	50
4.24	Privacy and Data Security	51
4.25	Absence of Liabilities	51
4.26	Code of Ethics	51
4.27	Governmental Contracts	51
4.28	No Other Representations or Warranties	51

Section 5. Certain Covenants of the Parties		52
5.1	Operation of Parent’s Business	52
5.2	Operation of the Company’s Business	54
5.3	Access and Investigation	54
5.4	No Solicitation	54
5.5	Notification of Certain Matters	55
Section 6. Additional Agreements of the Parties		55
6.1	Registration Statement, Proxy Statement	55
6.2	Company Stockholder Written Consent	57
6.3	Parent Stockholder Meeting	58
6.4	Efforts; Regulatory Approvals.	59
6.5	Indemnification of Officers and Directors	60
6.6	Disclosure	62
6.7	Listing	62
6.8	Tax Matters	62
6.9	Legends	63
6.10	Officers and Directors	63
6.11	Termination of Certain Agreements and Rights	64
6.12	Section 16 Matters	64
6.13	Allocation Information	64
6.14	Parent SEC Documents	64
6.15	Obligations of Merger Sub	64
6.16	Employment Agreement	64
6.17	Incentive Plan	64
6.18	Payment of Excess S-3 Funds	65
6.19	Assumption of Preferred Stock Warrant	66
Section 7. Conditions Precedent to Obligations of Each Party		66
7.1	Effectiveness of Registration Statement	66
7.2	Regulatory Approvals	66
7.3	No Restraints	66
7.4	Stockholder Approval	66
7.5	Listing	66
7.6	Lock-Up Agreements	66
7.7	Stock Purchase Agreement	66
7.8	Parent Charter Amendment	67

Section 8. Additional Conditions Precedent to Obligations of Parent and Merger Sub		67
8.1	Accuracy of Representations	67
8.2	Performance of Covenants	67
8.3	Documents	67
8.4	No Company Material Adverse Effect	67
8.5	Company Stockholder Written Consent	67
8.6	Company Stockholders Equity	68
Section 9. Additional Conditions Precedent to Obligation of the Company		68
9.1	Accuracy of Representations	68
9.2	Performance of Covenants	68
9.3	Documents	68
9.4	No Parent Material Adverse Effect	68
9.5	Option Agreement	68
9.6	Additional Debenture	68
9.7	Parent Minimum Cash	69
9.8	Certificate of Designation	69
Section 10. Termination		69
10.1	Termination	69
10.2	Effect of Termination	70
10.3	Expenses	70
Section 11. Miscellaneous Provisions		71
11.1	Non-Survival of Representations and Warranties	71
11.2	Amendment	71
11.3	Waiver	71
11.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile	71
11.5	Applicable Law; Jurisdiction	71
11.6	Assignability	72
11.7	Notices	72
11.8	Cooperation	73
11.9	Severability	73
11.10	Other Remedies; Specific Performance	73
11.11	No Third-Party Beneficiaries	73

Exhibits:

Exhibit A-1	Form of Parent Stockholder Support Agreement
Exhibit A-2	Form of Company Stockholder Support Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Certificate of Merger
Exhibit D	Option Agreement
Exhibit E	CVR Agreement
Exhibit F	Promissory Note
Exhibit G	Certificate of Designation

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of March 10, 2025, by and among Blackboxstocks, Inc., a Nevada corporation (“Parent”), RABLBX Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Realloys Inc., a Nevada corporation (the “Company”). Certain capitalized terms used in this Agreement are defined Section 1.

Recitals

A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the NRS. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B. The Parties intend that (i) the Merger will constitute an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) this Agreement will constitute, and is hereby adopted as, a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

C. The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and the constructive issuance by the Company of shares of Company Common Stock to stockholders of Parent (as reflected in Rule 145(a) of the Securities Act) (the “Constructive Issuance”), (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and thereby approve the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement, the Constructive Issuance, and, if deemed necessary by the Parties, an amendment to Parent’s certificate of incorporation to effect the Split, (iv) approved and declared advisable the Incentive Plan and (v) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to authorize the issuance of the Parent Common Stock in accordance with Nasdaq Listing Rule 5635.

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, Gust Kepler (solely in his capacity as stockholder of Parent) will execute a support agreement in favor of the Company in substantially the form attached hereto as Exhibit A-1 (the “Parent Stockholder Support Agreement”), pursuant to which he has, subject to the terms and conditions set forth therein, agreed to vote all of his shares of capital stock of Parent in favor of (i) the approval of this Agreement and thereby the approval of the Contemplated Transactions; (ii) if deemed necessary by Parent, an amendment to Parent’s certificate of incorporation to effect the Split; (iii) the issuance of the Parent Common Stock in accordance with Nasdaq Listing Rule 5635, and (iv) against any competing proposals. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Parent’s willingness to enter into this Agreement, one or more holders of Company Capital Stock representing the Required Company Stockholder Vote will execute a support agreement in favor of the Parent in substantially the form attached hereto as Exhibit A-2 (the “Company Stockholder Support Agreement(s)”), pursuant to which such holders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Company in favor of the approval of this Agreement and thereby the approval of the Contemplated Transactions.

G. As a condition to the willingness of the Parties to enter into this Agreement, prior to the Effective Time, Parent and Gust Kepler will execute an Option Agreement in substantially the form attached hereto as Exhibit D  (the “Option Agreement”) pursuant to which, subject to consummation of the Acquisition (hereinafter defined), Parent shall have the right to call for redemption and Gust Kepler shall have the right to cause Parent to redeem all of the issued and outstanding Series A Convertible Preferred Stock of Parent (“Parent Series A Stock”) held by Gust Kepler in exchange for shares of Series A Convertible Preferred Stock of Blackbox.io Inc. (“Blackbox Operating”), a Delaware corporation and wholly owned subsidiary of Parent, which was organized to conduct historical operations of Parent.

H. As a condition to the willingness of the Parties to enter into this Agreement, prior to the Effective Time, all of the officers, directors and stockholders of the Company will execute lock-up agreements in substantially the form attached hereto as Exhibit B (the “Lock-Up Agreement” and collectively, the “Lock-Up Agreements”).

I. As a condition to the willingness of the Parties to enter into this Agreement, prior to the Effective Time, Gust Kepler and Lipi Sternheim shall enter into a Securities Transfer Agreement, in a form acceptable to Gust Kepler and Lipi Sternheim, whereby Gust Kepler shall agree to sell 1,634,999 shares of Parent Series A Stock to Lipi Sternheim, which sale shall be contingent upon and effective concurrently with Closing (the “Stock Purchase Agreement”).

J. It is expected that within two (2) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the NRS and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Parent, in order to obtain the Required Company Stockholder Vote.

K. On the Closing Date prior to or simultaneously with the filing of the Certificate of Merger, Parent will file the Certificate of Designation (hereinafter defined) with the office of the Secretary of State of the State of Nevada.

Agreement

The Parties, intending to be legally bound, agree as follows:

Section 1. Definitions and Interpretative Provisions.

1.1 Definitions.

(a) For purposes of this Agreement (including this Section 1):

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Parent relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(a)	any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (ii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries, or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b)	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Parent and the Company.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Certificate of Designation” means the Certificate of Designation of Series C Parent Preferred Stock in the form attached hereto as Exhibit G.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Section 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock and for the avoidance of doubt shall include any Company Warrants or Company SAFEs or any shares of Company Common Stock, Company Preferred Stock or Parent Common Stock such Company Preferred Stock, Company Warrants or Company SAFEs may be exercised for or convert into.

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1(a), 3.2, 3.3, 3.4, 3.5(a)(i), 3.6(a) and 3.21.

“Company IP Rights” means all Intellectual Property rights that are owned or purported to be owned by, assigned to, exclusively licensed to, or controlled by the Company or its Subsidiaries that are necessary for, or used or held for use in, the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights other than any confidential information provided under confidentiality agreements.

“Company Key Employee” means any executive officer of the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement, (c) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable Law or the interpretation thereof, (e) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate or (f) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d) and (e), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Company Allocation Percentage, in which:

●	“Additional Debenture” that certain Amended and Restated Senior Secured Convertible Debenture Due the Earlier of the Trigger Date and January 17, 2026 issued by Parent.

●	“Aggregate Valuation” means the sum of (i) the Company Valuation plus (ii) the Parent Valuation.

●	“Company Allocation Percentage” means the percentage (rounded to four decimal places) determined by subtracting (i) the Parent Allocation Percentage from (ii) 100 percent.

●	“Company Outstanding Shares” means, without duplication, the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time less any Company Warrants, Company SAFEs, Company Preferred Stock or any shares of Company Common Stock, Parent Common Stock or Parent Preferred Stock such Company Warrants, Company SAFEs or Company Preferred Stock may be exercised for or convert into.

●	“Company Valuation” means $400,000,000 plus an amount equal to the proceeds from the any sale or issuance of Company Capital Stock between the date of this Agreement and Closing in excess of $20,000,000, which shall be disclosed to Parent no later than two (2) Business Days prior to Closing.

●	“Exchange Ratio” means the ratio (rounded to four decimal places) equal to the quotient obtained by dividing (i) Company Merger Shares, less (A) the Warrant/SAFE Shares, less (B) Preferred Stock Conversion Shares, and less (C) two thirds (2/3) of the total Parent Financing Preferred Stock Conversion Shares rounded down to the nearest whole number, by (ii) the Company Outstanding Shares.

●	“In the Money Parent Options” means Parent Options with an exercise price equal to or less than the Parent Closing Price.

●	“Parent Allocation Percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the Parent Valuation by (ii) the Aggregate Valuation.

●	“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq for the five (5) consecutive trading days ending three (3) trading days immediately prior to the Closing Date as reported by Bloomberg L.P.

●	“Parent Outstanding Shares” means, without duplication, (including, without limitation, the effects of the Split, if completed) the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, and assuming, without limitation or duplication, the issuance of shares of Parent Common Stock in respect of all In the Money Parent Options, warrants or other rights or commitments to receive shares of Parent Common Stock or Parent Preferred Stock (or securities convertible or exercisable into shares of Parent Common Stock or Parent Preferred Stock other than Parent Series A Stock), whether conditional or unconditional, that are outstanding as of immediately prior to the Effective Time; provided, however, (i) the total number of Parent Common Stock issuable upon conversion of the outstanding Parent Series A Stock shall not be included in the calculation of Parent Outstanding Shares and (ii) for purposes of calculating the Parent Outstanding Shares, the Parent Outstanding Shares shall be increased by one third (1/3) of the total Parent Financing Preferred Stock Conversion Shares rounded down to the nearest whole number.

●	“Parent Valuation” means (i) $31,500,000.

●	“Parent Financing Preferred Stock Conversion Shares” means the number of shares of Parent Common Stock into which the Parent Preferred Stock issuable upon conversion of the Additional Debenture are converted.

●	“Preferred Stock Conversion Shares” means the number of shares of Parent Common Stock into which the Parent Preferred Stock issuable pursuant to Section 2.5(a)(iii) as consideration for the Company Preferred Stock may be converted.

●	“Post-Closing Parent Shares” means the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.

●	“Warrant/SAFE Shares” means the number of shares of Parent Common Stock issuable pursuant to Section 2.5(a)(iv) as consideration for the Acquisition Warrants and Section 2.5(a)(v) as consideration for the Company SAFEs.

“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Company Triggering Event” shall be deemed to have occurred if, subject to Section 10.1(f): (a) the Company shall have failed to deliver or withdrawn the Company Board Recommendation, or (b) Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated as of November 7, 2024, between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger, the Constructive Issuance, the Option Agreement, the Stock Purchase Agreement and the other transactions contemplated by this Agreement (other than the Parent Charter Amendment), and the Split (to the extent applicable and deemed necessary by Parent and the Company).

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (b) other plans, programs, policies or arrangements providing for stock options, stock purchases, equity-based compensation, bonuses (including any annual bonuses and retention bonuses) or other incentives, severance pay, deferred compensation, employment, compensation, change in control or transaction bonuses, supplemental, vacation, retirement benefits (including post-retirement health and welfare benefits), pension benefits, profit-sharing benefits, fringe benefits, life insurance benefits, perquisites, health benefits, medical benefits, dental benefits, vision benefits, and all other employee benefit plans, agreements, and arrangements, not described in (a) above; and (c) all other plans, programs, policies or arrangements providing compensation to employees, consultants and non-employee directors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b),(c),(m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products, explosive or radioactive materials or wastes, coal ash and other combustion residuals, slag, silica and silica dust, hydrochloric acid or radon, but, in each case, shall not include coal and coal byproducts.

“Intellectual Property” means: (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, (e) formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not, and (f) all United States and foreign rights arising under or associated with any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, (a) with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities, (b) with respect Parent, the Knowledge of the individuals listed on Schedule A of the Parent Disclosure Letter as of the date of such knowledge is imputed and (c) with respect to any Person that is an Entity (other than Parent) the Knowledge of any director or executive officer of such Person as of the date such knowledge is imputed. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Mining Safety Laws” means all Laws and orders relating to the exploration, extraction, mining, processing, storage, loading, selling, trading, shipping, transportation and delivery of minerals as well as safety and health and reclamation and mine closure requirements related to or arising out of such activities, including (a) the Surface Mining Control and Reclamation Act of 1977, 30 U.S.C. §§ 1201 et. seq.; (b) the Federal Mine Safety and Health Act of 1977, 30 U.S.C. §§ 801 et. seq.; and (c) the Occupational and Safety Health Act of 1970, 29 U.S.C. §§ 652 et. seq., in each case including any implementing regulations and any state analogs

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq” means the Nasdaq Capital Market.

“NRS” means the Nevada Revised Statutes.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its business and consistent with its past practice or, with respect to the Company, the customary practices of a company at a similar stage of development.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Associate” means any current employee, independent contractor, officer or director of Parent or any of its Subsidiaries.

“Parent Balance Sheet” means the audited balance sheet of Parent as of December 31, 2023, included in Parent’s Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent is a party, (b) by which Parent or any Parent IP Rights or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation or (c) under which Parent has or may acquire any right or interest.

“Parent Employee Plan” means any Employee Plan that Parent or any of its Subsidiaries (a) sponsors, maintains, administers, or contributes to, or (b) provides benefits under or through, or (c) has any obligation to contribute to or provide benefits under or through, or (d) may reasonably be expected to have any Liability, or (e) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of Parent or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 4.1(a), 4.2, 4.3, 4.4, 4.5(a)(i), 4.6(a), 4.6(d) and 4.22.

“Parent IP Rights” means all Intellectual Property owned, licensed or controlled by Parent that is necessary for, or used or held for use in, the operation of the business of Parent.

“Parent IP Rights Agreement” means any Contract governing, related or pertaining to any Parent IP Rights.

“Parent Key Employee” means (i) an executive officer of Parent and (ii) any employee of Parent that reports directly to the Parent Board or to an executive officer of Parent.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Parent that is required to comply with the terms of this Agreement, (d) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof or (f) general economic or political conditions or conditions generally affecting the industries in which Parent or any of its Subsidiaries operates; except, in each case with respect to clauses (d), (e) and (f), to the extent materially and disproportionately affecting Parent or any of its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent or any of its Subsidiaries operates. Notwithstanding the above, a delisting of Parent Common Stock on Nasdaq shall constitute a Parent Material Adverse Effect, provided that the Company has not refused or unreasonably delayed its consent to reasonable actions by Parent to maintain the listing of Parent Common Stock on Nasdaq.

“Parent Net Cash” means without duplication, (i) Parent’s unrestricted cash and cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, minus (ii) the sum of Parent’s consolidated short-term and long-term contractual obligations and liabilities accrued at the Closing Date, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet but excluding the Additional Debenture, minus (iii) the aggregate amount (without duplication) of all unpaid fees and expenses incurred by Parent prior to the Effective Time in connection with the Contemplated Transactions, including: (a) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of Parent in connection with the Contemplated Transactions; (b) the fees paid to the SEC in connection with filing the Registration Statement and any amendments and supplements thereto, with the SEC; (c) the fees and expenses in connection with the printing, mailing and distribution of the Proxy Statement and any amendments and supplements thereto; (d) the Nasdaq Fees owed by Parent pursuant to Section 6.18(c), if applicable; (e) any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee or consultant in connection with the consummation of the Contemplated Transactions, together with any payroll Taxes associated therewith; and (f) the costs associated with obtaining the “D&O tail policy” pursuant to Section 6.5 and owed by Parent pursuant to Section 6.18(d), if applicable, in each case, to the extent unpaid as of the Effective Time, and minus (iv) any unpaid Taxes of Parent and its Subsidiaries for Tax periods (or portions thereof) ending on or before the Closing Date.

“Parent Options” means options or other rights to purchase shares of Parent Common Stock granted by Parent, including pursuant to any Parent Stock Plan.

“Parent Preferred Stock” means the shares of Parent’s capital stock designated as preferred stock, par value $0.001 per share of Parent.

“Parent Registered IP” means all Parent IP Rights that are owned or exclusively licensed by Parent that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Parent Restricted Stock Units” means any equity award with respect to Parent Common Stock that represents the right to receive in the future shares of Parent Common Stock pursuant to any Parent Stock Plan.

“Parent Triggering Event” shall be deemed to have occurred if, subject to Section 10.1(f) (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or (b) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Encumbrance” means (a) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by the appropriate proceedings and for which adequate reserves have been made on the Company Balance Sheet or the Parent Balance Sheet, as applicable, in accordance with GAAP, (b) minor non-monetary liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or Parent, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies for amounts that are not yet due and payable and (f) liens arising under applicable securities Law.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means any data or information that constitutes “personal information,” “personal data,” “personally identifiable information,” “protected health information,” or any analogous term under applicable Law, including any such information that identifies, relates to, describes, is linked to, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with any identified or identifiable individual or household.

“Privacy Laws” mean, collectively, (a) all Laws governing privacy, data protection, data security, trans-border data flow, data loss, data theft, breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of Personal Information, including any such legally binding requirements set forth in regulations and agreements containing consent orders published by regulatory authorities of competent jurisdiction such as the U.S. Federal Trade Commission, U.S. Federal Communications Commission, and state data protection authorities, including HIPAA, Section 5 of the Federal Trade Commission Act, the Telephone Consumer Protection Act and U.S. state consumer protection and data breach notification Laws, and (b) any legally binding requirements of any self-regulatory organizations governing data privacy, data protection, data security, trans-border data flow, data loss, data theft, breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of Personal Information.

“Representatives” means with respect to a Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Split” means either: (i) a reverse stock split of all outstanding shares of Parent Common Stock effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards or (ii) a forward split of all outstanding shares of Parent Common Stock effected by Parent, but the decision to do such Split shall be at the sole discretion of the Company for the purpose of adjusting the Exchange Ratio so that a certain number of Parent Common Stock is issued as part of the Merger Consideration, provided, however, the Company cannot effect a forward split if the per share stock price of the Parent Common Stock on Nasdaq at the Effective Time is less than $10 per share and such Split is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions .

“Subsidiary” means, with respect to an Entity, a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Tax” means any U.S. federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, environmental tax, excise tax, ad valorem tax, transfer tax, conveyance tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, social security tax, customs duty, licenses tax, alternative or add-on minimum or other tax or similar charge, duty, levy, fee, tariff, impost, obligation or assessment in the nature of a tax (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Terms	Section
Agreement	Preamble
Allocation Certificate	6.13
Blackbox Operating	Recital
Capitalization Date	4.6(a)
Certificate of Merger	2.3
Certifications	4.7(a)
Closing	2.3
Closing Date	2.3
Company	Preamble
Company 409A Plan	3.17(d)
Company Audited Financial Statements	6.1(e)
Company Balance Sheet	3.7(a)
Company Board Recommendation	6.2(c)
Company Financial Assurances	4.19
Company Financials	3.7(a)
Company Disclosure Letter	Section 3
Company Interim Financial Statements	6.1(e)
Company Material Contract	3.13(a)
Company Material Contracts	3.13(a)
Company Permits	3.14(b)
Company Real Estate Leases	3.11

Company Required S-4 Information	6.1(d)
Company Stock Certificates	2.7(b)
Company Stockholder Support Agreement	Recital
Company Stockholder Written Consents	6.2(a)
Constructive Issuance	Recital
Costs	6.5(a)
CVR	2.13(a)
CVR Agreement	2.13(a)
D&O Indemnified Parties	6.5(a)
Dissenting Shares	2.12(a)
Effective Time	2.3
Employment Agreements	6.16
Employment-Related Laws	3.17(e)
End Date	10.1(b)
Exchange Act	2.13(b)
Exchange Agent	2.7(a)
Financial Assurances	4.19
Form S-4	6.1(a)
GAAP	3.7(a)
Incentive Plan	6.17
Intended Tax Treatment	2.10
Liability	3.9
Lock-Up Agreement	Recital
Lock-Up Agreements	Recital
Merger	Recital
Merger Consideration	2.5(a)(ii)
Merger Sub	Preamble
Nasdaq Fees	6.7
Nasdaq Listing Application	6.7
Option Agreement	Recital
Ordinary Course Agreement	3.16(g)
Parent	Preamble
Parent 409A Plan	4.17(g)
Parent Board Recommendation	6.3(b)
Parent Charter Amendment	2.4(a)(iv)
Parent Disclosure Letter	Section 4
Parent Grant Date	4.6(f)
Parent Material Contract	4.13(a)
Parent Material Contracts	4.13(a)
Parent Permits	4.14(b)
Parent Real Estate Leases	4.11
Parent SEC Documents	4.7(a)
Parent Series A Stock	Recital

Parent Stock Plans	4.6(c)
Parent Stockholder Matters	6.3(a)
Parent Stockholder Meeting	6.3(a)
Parent Stockholder Support Agreement	Recital
Pre-Closing Period	5.1(a)
Privacy Policies	4.24
Proxy Statement	6.1(a)
Registration Statement	6.1(a)
Required Company Stockholder Vote	3.4
Required Parent Stockholder Vote	4.4
SEC Documents	6.14
Stock Purchase Agreement	Recital
Stockholder Notice	6.2(b)
Surviving Corporation	2.1
Tax Certificates	6.8(c)
Transaction Litigation	6.4(e)
WARN Act	3.17(e)

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract (except for references to any agreements or Contracts listed on the Parent Disclosure Letter or Company Disclosure Letter) are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. The Exhibits to this Agreement, the Parent Disclosure Letter and the Company Disclosure Letter are integral parts of the interpretation of this Agreement, but only Exhibit C (including Exhibit A to such Exhibit) is incorporated by reference and made a part hereof for purposes of Section 92A.100 of the NRS. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Letter or Parent Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been (a) posted to and continuously made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party or its Representatives to the other Party or its Representatives via electronic mail or in hard copy form prior to the execution of this Agreement.

Section 2. Description of Transaction

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the NRS. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

2.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Section 7, Section 8 and Section 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second (2nd) Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7, Section 8 and Section 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Nevada a certificate of merger with respect to the Merger, satisfying the applicable requirements of the NRS and in form and substance attached hereto as Exhibit C and incorporated herein by reference (the “Certificate of Merger”) and the Certificate of Designation. The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Nevada or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4  Organizational Documents; Directors and Officers.

(a) Prior to the Effective Time, Parent will file the Certificate of Designation in substantially the form attached hereto as Exhibit G with the office of the Secretary of State of the State of Nevada.

(b) At the Effective Time:

(i) The certificate of incorporation of the Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the NRS and such certificate of incorporation; however, at the Closing (as part of the Certificate of Merger), the certificate of incorporation shall be amended to change the name of the Surviving Corporation to “REalloys Solutions, Inc.” and to make such other changes as are mutually agreed to by Parent and the Company;

(ii) The bylaws of the Surviving Corporation shall be identical to the bylaws of the Company as in effect immediately prior to the Effective Time, until thereafter amended as provided by the NRS and such bylaws; and

(iii) The directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be such persons as shall be mutually agreed upon by Parent and the Company.

(iv) The certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the NRS and such certificate of incorporation; provided, however, that at the Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) change the name of Parent to “REalloys Inc.”, (ii) effect the Split (to the extent applicable and necessary or desired), (iii) increase the number of shares of Parent Common Stock that Parent is authorized to issue to a number mutually agreed between Parent and the Company, and (iv) make such other changes as are mutually agreeable to Parent and the Company (such amendment, the “Parent Charter Amendment”);

(v) The directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 6.10; and

(vi)  The directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of formation and bylaws of Merger Sub, shall be as set forth in Section 6.10 after giving effect to the provisions of Section 6.10, or such other persons as shall be mutually agreed upon by Parent and the Company.

2.5 Conversion of Company, Merger Sub Equity Securities.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i) any shares of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) subject to Section 2.5(c), (A) each share of Company Common Stock outstanding immediately prior to the Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio;

(iii) subject to Section 2.5(c), (A) each share of Company Preferred Stock outstanding immediately prior to the Effective Time shall be converted solely into the right to receive a number of shares of Parent Series C Preferred Stock at a ratio of 1 Company Preferred Stock to 1 Parent Series C Preferred Stock;

(iv) Each Acquisition Warrant that is outstanding and unexercised as of immediately prior to the Effective Time shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the cash amount set forth in such Acquisition Warrant divided by the per share stock price of the Parent on Nasdaq at the Effective Time. In addition, promptly after the date of this Agreement, and in any event within twenty days before the Effective Time, Company shall deliver notice to all holders of Acquisition Warrants setting forth such holders’ rights pursuant to this Agreement;

(v) Each Company SAFE that is outstanding as of immediately prior to the Effective Time shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Purchase Amount (as set forth in such Company SAFE) divided by the per share stock price of the Parent on Nasdaq at the Effective Time; the shares of Parent Common Stock issued and/or issuable pursuant to this Section 2.5(a), shall collectively be referred to as the “Merger Consideration”).

(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Capital Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Capital Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Parent Capital Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Capital Stock (after aggregating all fractional shares of Parent Capital issuable to such holder) shall receive from Parent, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.8 and any accompanying documents as required therein: (i) one share of Parent Capital Stock if the aggregate amount of fractional shares of Parent Capital Stock such holder of Company Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Parent Capital Stock if the aggregate amount of fractional shares of Parent Capital Stock such holder of Company Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

(d) If, between the date of this Agreement and the Effective Time, the outstanding Company Capital Stock or Parent Capital Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock and Parent Capital Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Capital Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

2.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such Company Capital Stock shall be made on such stock transfer books after the Effective Time.

2.7 Surrender of Company Capital Stock.

(a) On or prior to the Closing Date, Parent and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Capital Stock issuable pursuant to Section 2.5(a) in exchange for Company Capital Stock.

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of physical stock certificates representing shares of Company Capital Stock, (the “Company Stock Certificates”) shall be effected, and risk of loss and title shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for book-entry shares of Parent Capital Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate or uncertificated shares of Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Capital Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and Section 2.5(c) and (B) the Company Stock Certificate or uncertificated shares of Company Capital Stock so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.7(b), each Company Stock Certificate or uncertificated shares of Company Capital Stock shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Parent Capital Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Capital Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate or any Parent Capital Stock issued in exchange therefor as Parent may reasonably request.

(c) No dividends or other distributions declared or made with respect to Parent Capital Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Capital Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or uncertificated shares of Company Capital Stock or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Parent Capital Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is one hundred eighty (180) days after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates or uncertificated shares of Company Capital Stock in accordance with this Section 2.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Capital Stock and any dividends or distributions with respect to shares of Parent Capital Stock.

(e) No Person shall be liable to any holder of any Company Stock Certificate or uncertificated shares of Company Capital Stock or to any other Person with respect to any shares of Parent Capital Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.8 [Reserved].

2.9 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

2.10 Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income Tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

2.11 Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld from such consideration under applicable Law; provided that the Exchange Agent, Parent and the Surviving Corporation shall use commercially reasonable efforts to promptly notify such Persons of any intention to withhold any portion of such consideration and cooperate with such Persons to reduce or eliminate any such withholding to the extent permitted by applicable Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. All payments made under this agreement that constitute compensation to employees for services for Tax purposes shall be made through the payroll of the Surviving Corporation or Parent, as applicable.

2.12 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by the Company as treasury shares) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with the applicable provisions of Sections 92A.300 through 92A.500 of the NRS (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the NRS with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Sections 92A.300 through 92A.500 of the NRS; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Sections 92A.300 through 92A.500 of the NRS or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Sections 92A.300 through 92A.500 of the NRS, such holder’s Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.5, without interest thereon, upon surrender of the certificate formerly representing such Dissenting Shares or transfer of the book entry shares, as applicable. The Company shall promptly provide Parent written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

2.13 Contingent Value Rights.

(a) Each holder of Parent Common Stock of record as of immediately prior to the Effective Time shall be entitled to (i) one (1) contractual contingent value right (a “CVR”) issued by Parent, subject to and in accordance with the terms and conditions of the CVR Agreement in the form of Exhibit E attached hereto (the “CVR Agreement”), for each share of Parent Common Stock held by such holder.

(b) At or prior to the Closing, Parent each shall authorize and duly adopt, execute and deliver, and Parent will ensure that the Exchange Agent (in its capacity as Rights Agent (as defined in the CVR Agreements)) executes and delivers, the CVR Agreements, subject to any reasonable revisions to the CVR Agreements that are requested by the Exchange Agent (provided that such revisions are not, individually or in the aggregate, detrimental or adverse, taken as a whole, to any holder of a CVR). Parent shall cooperate, including by making changes to the forms of CVR Agreements, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any applicable state securities or “blue sky” laws.

(c) All costs and expenses of issuing, administering and fulfilling the CVRs and CVR Agreements will be borne by Blackbox Operating. To the extent any such costs are borne by Parent, they shall be one hundred percent (100%) reimbursed by Blackbox Operating.

Section 3. Representations and Warranties of the Company.

Except as set forth in the written disclosure document delivered by the Company to Parent (the “Company Disclosure Letter”) concurrently with the execution of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

3.1 Due Organization; Subsidiaries.

(a) The Company and each of its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b) The Company and each of its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) Except for as set forth in Section 3.1(c) of the Company Disclosure Letter, the Company is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(d) A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding capital stock of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 3.1(d) of the Company Disclosure Letter. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned directly or indirectly by the Company have been validly issued, were issued free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens: (A) imposed by applicable securities Laws; or (B) arising pursuant to the Organizational Documents of any non-wholly owned Subsidiary of the Company. Other than the Company Subsidiaries set forth in Section 3.1(d) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.

3.2 Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company. The Company has delivered or made available to Parent a true and correct copy of the Organizational Documents of each of the Company’s Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent and Merger Sub constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The affirmative vote (or written consent) of the holders of at least 50.1% of the outstanding shares of Company Capital Stock (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Company Stockholder Vote, and the filing of the Certificate of Designation and Certificate of Merger required by the NRS (to the extent applicable), neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents or the Organizational Documents of any of its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company, any of its Subsidiaries, or any of the assets owned or used by the Company or any of its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, any of its Subsidiaries or that otherwise relates to the business of the Company or any of its Subsidiaries, or any of the assets owned, leased or used by the Company or any of its Subsidiaries;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract or any other material Contract to which any of its Subsidiaries is a party or otherwise bound as of the date hereof, or give any Person the right to: (A) declare a default or exercise any remedy under any such Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Contract, (C) accelerate the maturity or performance of any such Contract or (D) cancel, terminate or modify any term of any such Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company or any of its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Designation and Certificate of Merger with the Secretary of State of the State of Nevada pursuant to the NRS, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company was not, is not, nor will it be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) No state takeover statute of similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.

3.6 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock of which 100,000,000 shares have been issued and are outstanding as of the date hereof and (ii) 10,000,000 shares of Company Preferred Stock, of which, as of the date hereof, 1,000 shares have been issued and are outstanding (the “Company Preferred Stock”); (ii) $38,000,000 worth of warrants that shall automatically convert in Parent Common Stock after the Effective Time as set forth in Section 2.5(a)(iii) (the “Acquisition Warrants”); (iii) one warrant to purchase up to 5,000,000 shares of Company Common Stock issued as part of that certain Securities Purchase Agreement for the sale of Company Preferred Stock with an exercise price of $10.00 per Company Common Stock (the “Preferred Stock Warrants”, and together with the Acquisition Warrants the “Company Warrants”) and (iv) $2,820,000 worth of Simple Agreement for Future Equity that shall automatically convert into Parent Common Stock after the Effective Time as set forth in Section 2.5(a)(iv) (the “Company SAFEs”). The Company does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, the Company’s capital stock is held by the Persons and in the amounts set forth in Section 3.6(a) of the Company Disclosure Letter, which further sets forth for each such Person (i) the name of such Person and the number of shares held, (ii) the class and series of such shares, (iii) the number of the applicable book-entry positions representing such shares or the number of the certificate representing such shares, (iv) whether such Person is or has ever been an employee, and (v) the state of residence of such Person. There are no declared or accrued but unpaid dividends with respect to any shares of the Company’s capital stock and the Company has never declared or paid any dividend or other distribution.

(b) All of the outstanding Company Capital Stock as set out in Section 3.6(a) of the Company Disclosure Letter has been duly authorized and validly issued, and is fully paid and nonassessable and is free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Capital Stock. Except as set forth in Section 3.6(b) of the Company Disclosure Letter, the Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Capital Stock or other securities.

(c) Except for the Company Stock Plans and except as set forth on Section 3.6(c) of the Company Disclosure Letter, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Section 3.6(c) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of the date hereof: (i) the name of the holder, (ii) the number of shares of Company Common Stock subject to such Company Option as of the date hereof, (iii) the exercise price of such Company Option, (iv) the date on which such Company Option was granted, (v) the applicable vesting schedule, including any acceleration provisions, (vi) the date on which such Company Option expires, and (vii) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option. The Company has made available to Parent accurate and complete copies of equity incentive plans pursuant to which the Company has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Company Stock Plans and any amendments thereto.

(d) All outstanding Company Capital Stock and other securities of the Company has been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(e) The Company Capital Stock is uncertificated.

3.7 Financial Statements.

(a) Section 3.7(a) of the Company Disclosure Letter includes true and complete copies of the Company’s unaudited balance sheets as of December 31, 2024 (the “Company Balance Sheets”), together with related unaudited statements of operations, changes in stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal years then ended (collectively, the “Company Financials”). The Company Financials (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that the Company Financials may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (ii) fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal controls consistent with the practices of similarly situated private companies over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c) Section 3.7(c) of the Company Disclosure Letter lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company.

(d) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of the Company, the Company Board or any committee thereof. Neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Letter, between the date of incorporation and the date of this Agreement, the Company and each of its Subsidiaries have conducted their business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Parent pursuant to Section 5.2 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Since the date of incorporation, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), except for: (a) Liabilities disclosed, reflected or reserved against in the Company Financials, (b) normal and recurring current Liabilities that have been incurred by the Company since the date of the Company Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of the Company under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions, (e) Liabilities described in Section 3.9 of the Company Disclosure Letter and (f) those Liabilities that are not material to the Company.

3.10 Title to Assets. The Company owns and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Balance Sheet and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. The Company does not own and has never owned any real property, nor is the Company party to any agreement to purchase or sell any real property. The Company has made available to Parent in Section 3.11 of the Company Disclosure Letter (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest, concession or other rights as well as any other real estate that is in the possession of or leased by the Company and (b) copies of all leases or other Contracts under which any such real property, concession or rights therein is possessed (collectively, the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by the Company or to the Company’s Knowledge, the other party thereto.

3.12 Intellectual Property. To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used or applied for by the Company conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company has or purports to have an ownership interest has been impaired as determined by the Company in accordance with GAAP.

3.13 Agreements, Contracts and Commitments.

(a) Section 3.13(a) of the Company Disclosure Letter lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of two hundred and fifty thousand dollars ($250,000) pursuant to its express terms and not cancelable without penalty;

(ii) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of two hundred and fifty thousand dollars ($250,000) after the date of this Agreement;

(iii) each Company Contract relating to any mortgages, indentures, loans, notes, credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of two hundred and fifty thousand dollars ($250,000) or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(iv) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of two hundred and fifty thousand dollars ($250,000) pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(v) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(vi) each Company Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of two hundred and fifty thousand dollars ($250,000);

(vii) each Company Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which the Company or any of its Subsidiaries has outstanding obligations to pay consideration in excess of two hundred and fifty thousand dollars ($250,000);

(viii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than two hundred and fifty thousand dollars ($250,000)in the aggregate, or obligations after the date of this Agreement in excess of two hundred and fifty thousand dollars ($250,000) in the aggregate or (B) that is material to the business or operations of the Company taken as a whole; or

(ix) any Contract which is not otherwise described in clauses (i)-(ix) above that is material to the Company and its Subsidiaries, taken as a whole.

(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such a manner, and, if such Company Material Contract provides for a cure period, the Company or such other party fails to have cured such breach, violation or default, so that any other party or the Company, as the case may be, is permitted to modify, cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) The Company and each of its Subsidiaries are and have been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company or of its Subsidiaries. There is no agreement or Order binding upon the Company or of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or of its Subsidiaries, any acquisition of material property by the Company or of its Subsidiaries or the conduct of business by the Company or of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s or of its Subsidiaries’ ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) the Company and its Subsidiaries hold all required Governmental Authorizations for the operation of their respective businesses as currently conducted (the “Company Permits”). The Company and each of its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and each of its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries or any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or Company Key Employee is subject to any Order that prohibits such officer or Company Key Employee from engaging in or continuing in any conduct, activity or practice relating to the Company or any of its Subsidiaries or any material assets owned or used by the Company or any of its Subsidiaries.

3.16 Tax Matters.

(a) Except as set forth in Section 3.16(a) of the Company Disclosure Letter, the Company and each of its Subsidiaries has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by them under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is subject to taxation by that jurisdiction.

(b) All material amounts of Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).

(c) The Company and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for a material amount of Taxes (other Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of the Company or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect.

(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five (5) years.

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary commercial Contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax (an “Ordinary Course Agreement”).

(h) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(i) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(j) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k) Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances and has not taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.

3.17 Employee and Labor Matters; Benefit Plans.

(a) Each Company Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law.

(b) Neither the Company nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA.

(c) No Company Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. The Company does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(d) Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Company 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder.

(e) The Company and each of its Subsidiaries is, and has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, retaliation and harassment, equal employment, fair employment practices, meal and rest periods, immigration status, employee and workplace safety and health, wages (including overtime wages), compensation, hours of work, “plant closings” and “mass layoffs” within the meaning of the Worker Adjustment and Retraining Act of 1988 or similar state or local law (the “WARN Act”), labor practices or disputes, restrictive covenants, employment agreements, workers’ compensation and long-term disability policies, leaves of absence and worker privacy (collectively, “Employment-Related Laws”). To the Knowledge of the Company, there are no material, pending, threatened in writing, or reasonably anticipated claims or actions against the Company, any trustee or any trustee of any Subsidiary of the Company under any workers’ compensation policy or long-term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.

(f) Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification within the last three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages.

(g) Neither the Company nor any of its Subsidiaries is, nor has the Company nor any of its Subsidiaries been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of the Company or any of its Subsidiaries including charges of unfair labor practices or discrimination complaints.

(h) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to Section 4999 or Section 409A of the Code.

(i) Except as set forth in Section 3.17(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) result in, or cause the accelerated vesting, payment, funding or delivery of any payment or benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries.

3.18 Environmental Matters. The Company and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by the Company and each of its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect.

3.19 Mining; Financial Assurances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company, its Subsidiaries and each of their Affiliates have, in the amounts and forms required, obtained or provided or posted all deposits, bonds, sureties, letters of credit, trust funds, bid bonds, performance bonds, reclamation bonds, guarantees, indemnity agreements and other financial assurances (collectively, “Financial Assurances”) as are (A) required under any applicable Permit of the Company and its Subsidiaries, Mining Safety Laws or Environmental Laws in connection with the Company and its Subsidiaries’ business for reclamation and mine closure, including for land, water or other natural resources at any Company Real Property, or otherwise or (B) otherwise required or maintained in connection with the Company or its Subsidiaries business (collectively, the “Company Financial Assurances”); (ii) the consummation by the Company of the Contemplated Transactions will not (with or without notice or lapse of time, or both) violate, conflict with or result in the breach or termination of, or otherwise give any other Person the right to terminate, or constitute a default, event of default or an event that would constitute a default or event of default under the terms of, any Company Financial Assurance; and (iii) each of the Company and its Subsidiaries is in compliance with all Financial Assurances posted by each of the Company and its Subsidiaries in connection with its respective obligations.

3.20 Insurance. Each of the Companies insurance policies are in full force and effect and the Company and each of its Subsidiaries is in compliance in all material respects with the terms thereof.

3.21 No Financial Advisors. No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.22 Transactions with Affiliates. Section 3.22 of the Company Disclosure Letter describes any material transactions or relationships between, on one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.23 Ownership of Parent Capital Stock. None of the Company or any of their directors, officers, or Affiliates or, to the knowledge of the Company or any of its controlled Affiliates, any employees of the Company or any of its controlled Affiliates (a) has owned any shares of Parent’s capital stock; or (b) has been an “interested stockholder” (as defined in Section 78.423 of the NRS) of Parent, in each case during the three (3) years prior to the date hereof.

3.24 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Parent nor any other person on behalf of Parent makes any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Company, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Parent set forth in Section 4 (in each case as qualified and limited by the Parent Disclosure Letter)) none of the Company, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4. Representations and Warranties of Parent and Merger Sub.

Except (i) as set forth in the written disclosure document delivered by Parent to the Company (the “Parent Disclosure Letter”) concurrently with the execution of this Agreement or (ii) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Parent SEC Documents shall be deemed to be disclosed in a section of the Parent Disclosure Letter only to the extent that is readily apparent from a reading of such Parent SEC Documents that is applicable to such section or subsection of the Parent Disclosure Letter, Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization; Subsidiaries. Except as set forth in Section 4.1 of the Parent Disclosure Letter:

(a) Each of Parent and Merger Sub is a corporation duly incorporated or formed, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

(b) Each of Parent and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c) Parent has no Subsidiaries other than Blackbox Operating and Merger Sub and except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Parent has not agreed and is not obligated to make, nor is Parent bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Parent has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Parent has made available to the Company accurate and complete copies of Parent’s Organizational Documents. Parent is not in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Parent and Merger Sub have all necessary corporate power and authority to enter into and to perform their obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Contemplated Transactions, and, if deemed necessary by Parent and the Company, the amendment to the certificate of incorporation of the Parent to (i) change the name of Parent to “REalloys Inc.”, (ii) effect the Split, (iii) authorize the issuance of the Parent Common Stock in accordance with Nasdaq Listing Rule 5635, (iv) approve the Incentive Plan and (v) make such other changes as are mutually agreeable to Parent and the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company and the accuracy of the representation in Section 3.23, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required. Assuming the accuracy of the representation in Section 3.23, the affirmative vote (or written consent) of a majority of the shares of Parent Capital Stock properly cast at the Parent Stockholder Meeting, voting as a single class, is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve this Agreement and thereby approve the Contemplated Transactions and clause (i) of the definition of “Parent Charter Amendment,” and the affirmative vote (or written consent) of a majority of the shares of Parent Capital Stock and the Parent Common Stock, voting separately as a class, is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve clauses (ii) and (iii) of the definition of “Parent Charter Amendment” (collectively, the “Required Parent Stockholder Vote”).

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Parent Stockholder Vote and any Nasdaq approvals contemplated under this Agreement, and the filing of the Certificate of Designation and Certificate of Merger required by the NRS, and assuming the accuracy of the representation in Section 3.23, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Parent or its Subsidiaries or any of the assets owned or used by Parent or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or its Subsidiaries or that otherwise relates to the business of Parent, or any of the assets owned, leased or used by Parent;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Parent Material Contract, any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Parent Material Contract, (B) accelerate the maturity or performance of any Parent Material Contract or (C) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5(a) of the Parent Disclosure Letter under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Designation and Certificate of Merger with the Secretary of State of the State of Nevada pursuant to the NRS, (iv) any Nasdaq approvals contemplated under this Agreement and (vi) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, and assuming the accuracy of the representation in Section 3.23, neither Parent nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) Assuming the accuracy of the representation in Section 3.23, the Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 78.438 of the NRS are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) The authorized capital stock of Parent consists of: (i) 100,000,000 shares of Parent Common Stock of which 3,602,874 shares have been issued and are outstanding as of February 17, 2025 (the “Capitalization Date”) and (ii) 10,000,000 shares of Parent Preferred Stock, of which 5,000,000 have been designated Series A Convertible Preferred Stock. 3,269,998 shares of Parent Series A Stock have been issued and are outstanding as of the Capitalization Date. Parent does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein or in the Parent SEC Documents, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is Parent bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities. Section 4.6(b) of the Parent Disclosure Letter accurately and completely describes all repurchase rights held by Parent with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Parent 2021 Equity Incentive Plan, (as may be amended from time to time, the “Parent Stock Plan”) and except as set forth on Section 4.6(c) of the Parent Disclosure Letter, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Parent does not have any employee stock purchase plan or similar program. Section 4.6(c) of the Parent Disclosure Letter sets forth the following information with respect to each Parent Option outstanding as of the Capitalization Date, as applicable: (i) the name of the holder, (ii) the number of shares of Parent Common Stock subject to such Parent Option as of the Capitalization Date, (iii) the exercise price of such Parent Option, (iv) the date on which such Parent Option was granted, (v) the applicable vesting schedule, including any acceleration provisions, (vi) the date on which such Parent Option expires, (vii) whether such Parent Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option and (viii) in the case of a Parent Option, the plan pursuant to which such Parent Option was granted. Parent has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Parent has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Parent Stock Plan and any amendments thereto.

(d) Except for the outstanding Parent Options or as set forth on Section 4.6(d) of the Parent Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent.

(e) All outstanding shares of Parent Common Stock and Parent Options, and other securities of Parent have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Parent Options granted pursuant to the Parent Stock Plans, (i) each grant of a Parent Option or Parent Restricted Stock Unit was duly authorized no later than the date on which the grant of such Parent Option was by its terms to be effective (the “Parent Grant Date”) by all necessary corporate action, including, as applicable, approval by the Parent Board (or a duly constituted and authorized committee thereof) or duly authorized officer and any required stockholder approval by the necessary number of votes or written consents, (ii) each Parent Option grant was made in accordance with the terms of the Parent Stock Plan pursuant to which it was granted and all other applicable Law and regulatory rules or requirements, and (iii) the per share exercise price of each Parent Option was not less than the fair market value of a share of Parent Common Stock on the applicable Parent Grant Date.

4.7 SEC Filings; Financial Statements.

(a) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act (the “Parent SEC Documents”) since January 1, 2023. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c) Parent’s auditor is: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth on Section 4.7(d) of the Parent Disclosure Letter or disclosed in Parent SEC Documents, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq.

(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth on Section 4.7(f) of the Parent Disclosure Letter or disclosed in Parent SEC Documents, Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with the authorization policy and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed to Parent’s auditors and the Audit Committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Parent SEC Documents filed prior to the date hereof, Parent’s internal control over financial reporting is effective at the reasonable assurance level and Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(h) Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are effective. Parent has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Parent Disclosure Letter or disclosed in Parent SEC Documents, between December 31, 2023 and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Since December 31, 2023, neither Parent nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Parent or its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of Parent or any of its Subsidiaries under Parent Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions, (e) Liabilities described in Section 4.9 of the Parent Disclosure Letter (f) Liabilities disclosed in Parent SEC Documents and (g) those Liabilities that are not material to Parent.

4.10 Title to Assets. Each of Parent and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Parent Balance Sheet and (b) all other tangible assets reflected in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Parent nor any of its Subsidiaries owns or has ever owned any real property, nor is Parent party to any agreement to purchase or sell any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by Parent or its Subsidiaries or, to Parent’s Knowledge, the other party thereto.

4.12 Intellectual Property.

(a) As of the date of this Agreement, Parent is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Parent IP Rights. Parent has not received any written notice asserting that any Parent Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Parent or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(b) To the Knowledge of Parent, no trademark (whether registered or unregistered) or trade name owned, used or applied for by Parent conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person except as would not have a Parent Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Parent has or purports to have an ownership interest has been impaired as determined by Parent in accordance with GAAP.

(c) Neither Parent nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Parent IP Rights, result in breach of, default under or termination of such Contract with respect to any Parent IP Rights, or impair the right of Parent or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Parent IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

4.13 Agreements, Contracts and Commitments.

(a) Section 4.13 of the Parent Disclosure Letter identifies each Parent Contract that is in effect as of the date of this Agreement (each, an “Parent Material Contract” and collectively, the “Parent Material Contracts”):

(i) each Contract requiring payments by Parent or Blackbox Operating after the date of this Agreement in excess of fifty thousand dollars ($50,000) pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Parent Associate providing employment-related, consulting or independent contractor services, not terminable by Parent on thirty (30) calendar days’ or less notice without liability;

(ii) each Parent Contract relating to any agreement or plan, including any option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iii) each Parent Contract containing (A) any covenant limiting the freedom of Parent to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Parent’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(iv) each Parent Contract or contract of Blackbox Operating relating to capital expenditures and requiring payments after the date of this Agreement in excess of fifty thousand dollars ($50,000) pursuant to its express terms and not cancelable without penalty;

(v) each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of fifty thousand dollars ($50,000) after the date of this Agreement;

(vi) each Parent Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which Parent or any of its Subsidiaries has outstanding obligations to pay consideration in excess of fifty thousand dollars ($50,000);

(vii) each Parent Contract relating to any mortgages, indentures, loans, notes, credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of fifty thousand dollars ($50,000) or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;

(viii) each Parent Contract requiring payment by or to Parent after the date of this Agreement in excess of fifty thousand dollars ($50,000) pursuant to its express terms;

(ix) each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions and requiring payments by Parent after the date in this Agreement in excess of fifty thousand dollars ($50,000) pursuant to its express terms;

(x) each Parent Contract to which Parent is a party or by which any of their assets and properties is currently bound (other than Parent Real Estate Leases), which involves annual obligations of payment by, or annual payments to, Parent in excess of fifty thousand dollars ($50,000); or

(xi) any other Parent Contract that is not terminable at will (with no penalty or payment) by Parent, and (A) which involves payment or receipt by Parent after the date of this Agreement under any such agreement, contract or commitment of more than fifty thousand dollars ($50,000) in the aggregate, or obligations after the date of this Agreement in excess of fifty thousand dollars ($50,000) in the aggregate or (B) that is material to the business or operations of Parent taken as a whole.

(b) Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. Parent has not nor, to Parent’s Knowledge as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such a manner, and, if such Parent Material Contract provides for a cure period, Parent or such other party fails to have cured such breach, violation or default, so that any other party or Parent, as the case may be, is permitted to modify, cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Parent Material Adverse Effect. As to Parent and its Subsidiaries, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

4.14 Compliance; Permits; Restrictions.

(a) Parent and each of its Subsidiaries is, and since January 1, 2023, has been in compliance with all applicable Laws, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation, claim, suit, proceeding, audit, Order or other action by any Governmental Authority is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries. There is no agreement or Order binding upon Parent or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Each of Parent and its Subsidiaries holds all required Governmental Authorizations related to the operation of the business of Parent and Merger Sub as currently conducted (collectively, the “Parent Permits”), except for any Parent Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Section 4.14(b) of the Parent Disclosure Letter identifies each Parent Permit. Each of Parent and its Subsidiaries is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, substantially limit, suspend or modify any Parent Permit, except for any such limitation, suspension or modification which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The rights and benefits of each Parent Permit, if any, will be available to Parent and Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Parent and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) The Parent is in compliance in all material respects with (i) the Trading with the Enemy Act, as amended, and each of the economic sanctions regulations of the United States Treasury Department’s Office of Foreign Assets Control (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto and/or administered by OFAC, and (ii) the Uniting And Strengthening America By Providing Appropriate Tools Required To Intercept And Obstruct Terrorism (USA Patriot Act of 2001) and regulations promulgated thereunder, as applicable.

(d) The operations of the Parent are and have been conducted at all times in compliance, in all material respects, with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, federal, state or foreign anti-money laundering statutes, the rules and regulations thereunder and any related or similar Applicable Laws, issued, administered or enforced by any Governmental Entity and no Proceeding by or before any Governmental Entity involving the Parent with respect to such laws is pending or, to the knowledge of the Parent, threatened.

(e) The operations of the Parent are and have been conducted at all times in compliance, in all material respects, with applicable financial laws and regulations, including without limitation the Fair Credit Reporting Act, Gramm-Leach-Bliley Act, Credit Repair Organizations Act, Dodd-Frank Wall Street Reform and Consumer Protection Act, Federal Trade Commission Act, Electronic Fund Transfer Act, Telemarketing Sales Rule, federal securities laws, analogous or related state financial services and financial privacy laws, state insurance laws, state credit services organization laws and state debt management services laws.

4.15 Legal Proceedings; Orders.

(a) Except as set forth on Section 4.15(a) of the Parent Disclosure Letter or disclosed in Parent SEC Documents, there is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Parent or any of its Subsidiaries or any Parent Associate (in his or her capacity as such) or any of the material assets owned or used by Parent or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Parent or any of its Subsidiaries, or any of the assets owned or used by Parent or any of its Subsidiaries is subject, which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no officer or other Parent Key Employee or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing in any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or any material assets owned or used by Parent or any of its Subsidiaries.

4.16 Tax Matters. Except as set forth in Section 4.16 of the Parent Disclosure Letter:

(a) Each of Parent and each of its Subsidiaries has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by it under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no claim has been made by a Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is subject to taxation by that jurisdiction.

(b) All material amounts of Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).

(c) Each of Parent and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for a material amount of Taxes (other Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of Parent or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any liability in respect of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect.

(f) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.

(g) Neither Parent nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Parent). Neither Parent nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Parent or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h) Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Parent nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Neither Parent nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.

4.17 Employee and Labor Matters; Benefit Plans.

(a) Parent is not a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent.

(b) Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust.

(c) Each Parent Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Parent, threatened in writing with respect to any Parent Employee Plan. All payments and/or contributions required to have been made with respect to all Parent Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Parent Employee Plan and applicable Law.

(d) Neither Parent nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Parent nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA.

(e) No Parent Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. Parent does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(f) No Parent Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(g) Each Parent Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Parent 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Parent 409A Plan is or, when made in accordance with the terms of the Parent 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(h) Parent is in material compliance with all Employment-Related Laws and in each case, with respect to the employees of Parent: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of Parent, threatened or reasonably anticipated against or involving Parent or any trustee of Parent relating to any employee, contingent worker, director, employment agreement or Parent Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of Parent, there are no material pending or threatened or reasonably anticipated claims or actions against Parent, any Parent trustee or any trustee of any Subsidiary of Parent under any workers’ compensation policy or long-term disability policy. Parent is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.

(i) Parent has no material liability with respect to any misclassification within the past three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Parent has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has Parent been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(j) Parent is not, nor has Parent been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of Parent, including charges of unfair labor practices or discrimination complaints.

(k) There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(l) Neither Parent nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause, the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of Parent or any of its Subsidiaries.

4.18 Environmental Matters. Since January 1, 2023, Parent and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Parent Material Adverse Effect.

4.19 [Reserved].

4.20 Insurance. Each of Parent’s and its Subsidiaries insurance policies is in full force and effect and Parent and its Subsidiaries (including Merger Sub) are in compliance in all material respects with the terms thereof.

4.21 Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC.

4.22 No Financial Advisors. Except as set forth on Section 4.22 of the Parent Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

4.23 Valid Issuance. The Parent Capital Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.24 Privacy and Data Security. Parent and its Subsidiaries are and since January 1, 2023, have been in material compliance with all applicable Privacy Laws and the applicable terms of any Parent Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information. To the Knowledge of Parent, Parent (i) has implemented and maintains reasonable written policies and procedures that materially comply with applicable Privacy Laws and are designed to protect the privacy and security of Personal Information (the “Privacy Policies”) that materially comply with applicable Privacy Laws and are designed to protect the privacy and security of Personal Information and (ii) has complied with such Privacy Policies, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no Legal Proceeding has been asserted or threatened against Parent by any Person alleging a violation of Privacy Laws, Privacy Policies, or the applicable terms of any Parent Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information. To the Knowledge of Parent, there have been no data security incidents or data breaches, or other adverse events or incidents that have resulted in any unauthorized access to, or collection, use, disclosure, modification or destruction of, Personal Information or other data in the possession or control of Parent or any service provider acting on behalf of Parent, in each case, where such incident, breach, or event has resulted in a notification obligation to any Person under applicable Law or pursuant to the terms of any Parent Contract.

4.25 Absence of Liabilities. There will be no material debts, liabilities or obligations of any nature, whether accrued, absolute, contingent, or otherwise, on the Parent and all material debts, liabilities or obligations of any nature, whether accrued, absolute, contingent, or otherwise are on Blackbox Operating, except for the obligations related to this Agreement, and the Parent’s corporate affairs arising after the Closing as specifically set forth in Section 4.25 of the Parent Disclosure Letter.

4.26 Code of Ethics. Parent has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC, for senior financial officers, applicable to its principal executive officer, principal financial officer, controller or principal accounting officer, or persons performing similar functions. Parent has promptly disclosed any change in or waiver of Parent’s code of ethics with respect to any such persons, as required by Section 406(b) of the Sarbanes-Oxley Act. To the knowledge of Parent, there have been no violations of provisions of Parent’s code of ethics by any such persons.

4.27 Governmental Contracts. Parent has not been suspended or debarred from bidding on contracts with any Governmental Authority, and to the knowledge of the Parent, no such suspension or debarment has been initiated or threatened. The consummation of this Agreement will not result in any such suspension or debarment of Parent (assuming that no such suspension or debarment will result solely from the identity of Company).

4.28 No Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Letter)) none of Parent, Merger Sub nor any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 5. Certain Covenants of the Parties.

5.1 Operation of Parent’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(a) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Effective Time (the “Pre-Closing Period”), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Parent Material Contracts and (y) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities, (except for shares of Parent Common Stock from terminated employees, directors or consultants of Parent);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Parent Common Stock issued upon the valid exercise or settlement of outstanding Parent Options or Parent Restricted Stock Units, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of five thousand dollars ($5,000);

(vi) (A) adopt, establish or enter into any Parent Employee Plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any Parent Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Parent Employee Plan disclosed to the Company) for any employees of the Parent, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of Parent’s directors, officers, employees or consultants or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants of Parent or (E) hire any officer, employee or consultant of Parent, and in each case none of the items in (A)-(E) shall create any obligations of Parent that shall survive after the Closing Date;

(vii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(viii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Parent IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(ix) other than in the Ordinary Course of Business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment; or (F) surrender any material claim for refund;

(x) waive, settle or compromise any pending or threatened Legal Proceeding against Parent or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of twenty-five thousand dollars ($25,000) in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Parent or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Parent or any of its Subsidiaries;

(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;

(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(xiii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiv) (A) materially change pricing or royalties or other payments set or charged by Parent or any of Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent or any of Subsidiaries;

(xv) enter into, amend in a manner adverse to Parent or terminate any Parent Material Contract outside of the Ordinary Course of Business; or

(xvi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.2 Operation of the Company’s Business. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2 of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use their best efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary, and (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

5.4 No Solicitation.

(a) Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction or (v) publicly propose to do any of the foregoing. Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director or officer of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 or Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, Section 8 or Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or Section 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6. Additional Agreements of the Parties.

6.1 Registration Statement, Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which a proxy statement relating to the Parent Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued by virtue of the Contemplated Transactions, other than any shares of Parent Capital Stock which are not permitted to be registered on Form S-4 pursuant to applicable Law. Parent shall use commercially reasonable efforts to (i) cause the Registration Statement to comply with applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, and (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement. Parent shall use commercially reasonable efforts to take all actions required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Capital Stock pursuant to the Contemplated Transactions. Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and its Affiliates, as applicable, to the other Parties that is required by law to be included in the Registration Statement as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.

(b) Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the NRS, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Parent for inclusion in the Registration Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other Party or any of its Representatives regarding such other Party or its Affiliates for inclusion therein.

(c) Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If at any time before the Effective Time, (i) Parent, Merger Sub or the Company (A) become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in Parent filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Parent shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Capital Stock issuable in connection with the Contemplated Transactions for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(d) The Company shall use reasonable best efforts to cooperate with Parent and provide, and cause its Representatives to promptly provide, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement (collectively, the “Company Required S-4 Information”). Without limiting the foregoing, the Company will use reasonable best efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent may file the Registration Statement, or any amendment or supplement thereto, without the prior consent of the Company, provided that Parent has included the Company Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Parent by the Company pursuant to this Section 6.1; provided, further, that if the prior consent of the Company is not obtained then, notwithstanding anything else herein, the Company makes no covenant or representation regarding the portion of such information supplied by or on behalf of the Company to Parent for inclusion in such Registration Statement that the Company reasonably identifies prior to such filing of the Registration Statement.

(e) As promptly as reasonably practicable following the date of this Agreement, the Company will use commercially reasonable efforts to furnish to Parent (i) audited financial statements for each of its fiscal years required to be included in the Registration Statement, or an audited period balance sheet, as applicable (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

6.2 Company Stockholder Written Consent.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 73.320 of the NRS, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 92A.380 of the NRS, and that such stockholder has received and read a copy of Section 92A.380 of the NRS and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the NRS (the “Company Stockholder Written Consents”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) Reasonably promptly following receipt of the Required Company Stockholder Vote, and in any event no later than ten (10) days thereafter, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 92A.120 of the NRS and in the best interests of the stockholders of the Company and, as such, the Company Board approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 78.320 of the NRS and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the NRS, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to Parent’s advance review and reasonable approval.

(c) The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

6.3 Parent Stockholder Meeting.

(a) Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote to approve (i)(a) the issuance of shares of Parent Common Stock, which will represent more than 20% of the shares of Parent Common Stock outstanding immediately prior to the Merger, to the Company’s stockholders, pursuant to the terms of this Agreement and (b) the change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), (ii) the Incentive Plan, (iii) an amendment to the Parent certificate of incorporation to effect the Split of the issued and outstanding Parent Common Stock at a ratio determined by the Parent Board and agreed to by the Company, and (iv) an amendment to the Parent certificate of incorporation to increase the number of shares of Parent Common Stock that Parent is authorized to issue from 100,000,000 shares of Parent Common Stock to an amount to be determined by the Parent Board to authorize, among others, the aggregate Merger Consideration and the Incentive Plan (collectively, the “Parent Stockholder Matters” and such meeting, the “Parent Stockholder Meeting”). The Parent Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than forty-five (45) days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting or (iii) that the failure to postpone or adjourn the Parent Stockholder Meeting would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned more than an aggregate of thirty (30) days in connection with any postponements or adjournments.

(b) Parent agrees that (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above and (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”).

6.4 Efforts; Regulatory Approvals.

(a) The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use reasonable best efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Parties shall prepare and file, if required, any notification or other document required to be filed in connection with the Merger under any applicable foreign Law relating to antitrust or competition matters, and take all commercially reasonable actions necessary to obtain the expiration or termination of any antitrust Laws as promptly as practicable, and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under any applicable U.S. or foreign Law relating to antitrust or competition matters; and use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the Contemplated Transactions by any Governmental Authority or expiration of applicable waiting periods.

(c) Each Party shall, in connection with its efforts to obtain all requisite approvals and the expiration or termination of waiting periods for the Contemplated Transactions under any applicable Law relating to antitrust matters, use its reasonable best efforts to: (i) cooperate in all respects with each other Party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party from, or given by such Party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Contemplated Transactions, and promptly furnish the other Parties with copies of all such written communications; (iii) permit the other Parties to review in advance any written communication to be given by it to, and consult with the other Parties in advance of any meeting or video or telephonic conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give the other Parties the opportunity to attend and participate in such in-person, video, or telephonic meetings and conferences; (iv) in the event a Party is prohibited from participating in or attending any in-person, video, or telephonic meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Contemplated Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided that materials required to be provided pursuant to this Section 6.4(c) may be restricted to outside counsel and may be redacted (A) to remove references concerning the valuation of the Company, (B) to address legal privilege or confidentiality concerns, and (C) as necessary to comply with contractual arrangements.

(d) Parent shall not take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period under applicable Law, including by agreeing to merge with or acquire any other Person or acquire a substantial portion of the assets of or equity in any other Person. Parent covenants and agrees, with respect to a threatened or pending preliminary or permanent injunction or any other order, decree, ruling, statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the Contemplated Transactions, to use reasonable best efforts to prevent or lift the entry, enactment, or promulgation thereof, as the case may be, and the Company shall reasonably cooperate with Parent with respect to any such efforts. Notwithstanding anything in this Agreement to the contrary, none of Parent, Merger Sub, or any of their respective Affiliates shall be required to defend, contest, or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed, or overturned any Order, in connection with the transactions contemplated by this Agreement.

(e) Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice (email being sufficient) of any litigation against Parent and/or its directors relating to this Agreement or the Contemplated Transactions (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep the Company reasonably informed with respect to the status thereof. Parent will (i) give the Company the opportunity to participate in, but not control, the defense, settlement or prosecution of any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected; provided that Parent and the Company will use commercially reasonable efforts to find alternative solutions to not undermine or adversely affect the privilege such as entering into common interest agreements, joint defense agreements or similar agreements), (ii) consult with the Company with respect to the defense, settlement and prosecution of any Transaction Litigation and (iii) consider in good faith the Company’s advice with respect to such Transaction Litigation.

6.5 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the NRS. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the NRS, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The certificate of incorporation of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent (or Blackbox Operating) shall purchase, prior to the Effective Time, a six (6) year prepaid “D&O tail policy” for the non-cancelable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement, or otherwise acceptable to Parent. The Company shall in good faith cooperate with Parent prior to the Effective Time with respect to the procurement of such “D&O tail policy” and shall reimburse Blackbox Operating for the cost of such policy up to three hundred thousand dollars $300,000 subject to the adjustment in Section 6.18(d).

(e) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.5 in connection with their enforcement of the rights provided to such persons in this Section 6.5.

(f) The provisions of this Section 6.5 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.5. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.5.

(h) Unless directed otherwise by the Company in writing no less than three (3) Business Days before the Closing Date, Parent shall use reasonable best efforts to take all actions as are necessary to terminate any 401(k) or other plan(s) with a cash or deferred arrangement (as defined in Section 401(k) of the Code), effective as of no later than the day immediately preceding the Closing Date. Parent shall provide the Company copies of all such corporate actions or documentation related to the same at least three (3) Business Days before their adoption or approval for the Company’s reasonable review and comment.

6.6 Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Parent’s Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representatives to, issue any press release or make any public disclosure regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.6.

6.7 Listing. At or prior to the Effective Time, Parent shall use commercially reasonable efforts to (a) maintain its listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Split (if required) and to submit a copy of the amendment to Parent’s certificate of incorporation effecting the Split, certified by the Secretary of State of the State of Nevada to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 6.7. All Nasdaq fees associated with any action contemplated by this Section 6.7, including any fees related to the engagement of a consultant (the “Nasdaq Fees”), shall be paid by the Company subject to the adjustment in Section 6.18(c).

6.8 Tax Matters.

(a) The Parties shall use reasonable best efforts (and each shall cause its Affiliates) to cause the Merger to qualify for the Intended Tax Treatment. No Party shall take any actions, or fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Intended Tax Treatment. The Parties shall report the Contemplated Transactions for all applicable Tax purposes in a manner that is consistent with the Intended Tax Treatment. No Party shall take any position that is inconsistent with the Intended Tax Treatment during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a determination within the meaning of Section 1313(a) of the Code. The Parties shall comply with the recordkeeping and information reporting requirements imposed on them, including, but not limited to, those set forth in Treasury Regulation Section 1.368-3.

(b) Parent shall promptly notify the Company if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment. The Company shall promptly notify Parent if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.

(c) If the SEC requires that an opinion with respect to the Intended Tax Treatment be prepared and submitted in connection with the Registration Statement and Proxy Statement, (i) the Company shall use its reasonable best efforts to cause Haynes and Boone, LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) to furnish an opinion (as so required and subject to customary assumptions and limitations), (ii) Parent shall use its reasonable best efforts to cause Winstead PC (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent) to furnish an opinion (as so required and subject to customary assumptions and limitations), and (iii) Parent and the Company shall each deliver to each of Haynes and Boone, LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) and Winstead PC (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent) a Tax certificate, dated as of the date the Registration Statement and Proxy Statement shall have been declared effective by the SEC and signed by an officer of Parent or the Company, as applicable, containing customary representations and covenants reasonably acceptable to the Company and Parent, as applicable, in each case, as reasonably necessary and appropriate to enable such advisors to render such opinions (the “Tax Certificates”). Each of Parent and the Company shall use its commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the Tax certifications, covenants or representations included in the Tax Certificates.

(d) Parent and the Company shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Parent and the Company shall pay, without deduction from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.

6.9 Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Capital Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for any such shares of Parent Capital Stock.

6.10 Officers and Directors. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use commercially reasonable efforts and take all necessary action so that the Persons listed on Section 6.10 of the Parent Disclosure Letter are elected or appointed, as applicable, to the positions of officers or directors of Parent and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed on Section 6.10 of the Parent Disclosure Letter is unable or unwilling to serve as officer or director of Parent or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Section 6.10 of the Parent Disclosure Letter) shall designate a successor.

6.11 Termination of Certain Agreements and Rights. Each of Parent and the Company shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either Parent or the Company and any holders of Parent Common Stock or Company Capital Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

6.12 Section 16 Matters. Prior to the Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.13 Allocation Information. The Company will prepare and deliver to Parent prior to the Closing a document setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock, (b) such holder’s name and address, (c) the number or percentage and type of Company Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Parent Capital Stock to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

6.14 Parent SEC Documents. From the date of this Agreement to the Effective Time, Parent shall use commercially reasonable efforts to timely file with the SEC all registration statements, proxy statements, Certifications, reports, schedules, exhibits, forms and other documents required to be filed by Parent with the SEC under the Exchange Act or the Securities Act (“SEC Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Parent with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.15 Obligations of Merger Sub. Parent will take all action necessary to cause the Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

6.16 Employment Agreement. At or prior to the Effective Time, the Company shall cause Lipi Sternheim and David Argyle to enter into employment agreements with Parent, to be effective as of the Closing, in form and substance reasonably satisfactory to the Company (the “Employment Agreements”).

6.17 Incentive Plan. Immediately following the Effective Time, Parent shall adopt or cause to be adopted a new stock incentive plan, in form and substance reasonably satisfactory to Parent and Company, pursuant to which shares of Parent Common Stock comprising an amount not exceeding fifteen percent (15%) of the fully-diluted, outstanding equity interests of Parent immediately following the Merger will be reserved for issuance by Parent pursuant to, and in accordance with, the terms and conditions of such stock incentive plan, to employees, directors, consultants and other service providers of Parent and its Subsidiaries, including, following the Effective Time, the Surviving Corporation and its Subsidiaries (the “Incentive Plan”).

6.18 Payment of Excess S-3 Funds.

(a) In the event that during the Pre-Closing Period, Parent sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Parent Common Stock issued upon the valid exercise or settlement of outstanding Parent Options or Parent Restricted Stock Units, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security pursuant to that certain Form S-3 Registration Statement of the Parent filed with the SEC on January 31, 2025 which became effective on February 10, 2025 (a “Pre-Closing Period Sale”), and such Pre-Closing Period Sale results in the Parent receiving net proceeds, after repayment of the Additional Debenture, and net of fees, commissions and expenses associated with the Pre-Closing Period Sale, in excess of $1.5 million dollars in the aggregate, Parent shall make a loan to the Company in an amount equal to 50% of the aggregate amount of such net proceeds it receives that is in excess of $1.5 million in exchange for a Promissory Note made by Company to Parent in substantially the form of Exhibit F. Failure by the Parent to give the Company the proceeds above in exchange for a Promissory Note and which remain ungiven to the Company within five (5) Business Days after receipt of the proceeds will bear interest, accruing daily and being calculated and payable monthly in arrears on the last day of each and every month, at the lesser of 12% per annum or the maximum rate allowed by Law. For illustrative purposes only, Section 6.18 of the Company Disclosure Letter sets forth a sample illustration of the payments owed by the Parent as it relates to Pre-Closing Period Sale.

(b) In the event that the Company receives proceeds in excess of $1.5 million dollars pursuant to this Section 6.18, the Parent Valuation shall be increased dollar for dollar by an amount equal to the total payment to be made to the Company pursuant to Section 6.18(a) for purposes of calculating the Company Merger Shares

(c) In the event that Parent receives net proceeds, after repayment of the Additional Debenture, and net of fees, commissions and expenses associated with the Pre-Closing Period Sale in excess of $1.5 million dollars in the aggregate, all Nasdaq Fees shall be split evenly between the Company and the Parent; provided that, Company shall otherwise be responsible for paying 100% of such Nasdaq Fees.

(d) In the event that Parent receives net proceeds, after repayment of the Additional Debenture, and net of fees, commissions and expenses associated with the Pre-Closing Period Sale in excess of $1.5 million dollars in the aggregate, the Company’s obligation to reimburse Blackbox Operating as set forth in Section 6.5(d) for the cost of the D&O tail policy shall be reduced to one hundred fifty thousand dollars $150,000 in the aggregate.

6.19 Assumption of Preferred Stock Warrant. At the Effective Time, each Preferred Stock Warrant that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Parent Common Stock (each, an “Assumed Warrant”), and Parent shall assume the terms of the Preferred Stock Warrant by which such Preferred Stock Warrant is evidenced (but with changes to such documents as Parent and Company mutually agree are appropriate to reflect the substitution of the Preferred Stock Warrant by Parent to purchase shares of Parent Common Stock). All rights with respect to Company Common Stock under the Preferred Stock Warrant assumed by Parent will thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Preferred Stock Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Preferred Stock Warrant assumed by Parent will be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Preferred Stock Warrant, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Preferred Stock Warrant assumed by Parent will be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Preferred Stock Warrant, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio and rounding the resulting exercise price up to the nearest thousandth of a cent; and (iv) any restriction on the exercise of any Preferred Stock Warrant assumed by Parent will continue in full force and effect, and the term, exercisability, method of exercise, vesting schedule, and other provisions of such Preferred Stock Warrant will otherwise remain unchanged; provided, however, that to the extent provided under the terms of a Preferred Stock Warrant assumed by Parent in accordance with this Section 6.19 will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time.

Section 7. Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or Legal Proceeding seeking a stop order with respect to the Registration Statement that has not been withdrawn. Any material state securities laws applicable to the issuance of the shares of Parent Capital Stock in connection with the Contemplated Transactions shall have been complied with and no stop order (or similar order) shall have been issued in respect of such shares of Parent Capital Stock by any applicable state securities commissioner or court of competent jurisdiction.

7.2 Regulatory Approvals. Any applicable waiting periods shall have expired or otherwise been terminated.

7.3 No Restraints. No Order preventing the consummation of the Contemplated Transactions shall have been issued by any Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

7.4 Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote (but solely with respect to such items as are necessary to consummate the transactions contemplated by this Agreement) and (b) the Company shall have obtained the Required Company Stockholder Vote.

7.5 Listing. The Nasdaq Listing Application shall have been approved by Nasdaq, provided, however, if the Company elects to do a forward Split, this condition shall be deemed to be automatically waived by all Parties.

7.6 Lock-Up Agreements. The Lock-Up Agreements shall be in full force and effect.

7.7 Stock Purchase Agreement. The Stock Purchase Agreement shall be in full force and effect.

7.8 Parent Charter Amendment. The Parent Charter Amendment shall have been duly filed with the Secretary of State of the State of Nevada, containing such amendments as are necessary to consummate the transactions contemplated by this Agreement.

Section 8. Additional Conditions Precedent to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

8.3 Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 8.1, 8.2, 8.4, and 8.5 have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by the company in accordance with Section 6.13 is true and accurate in all respects as of the Closing Date;

(b) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Parent; and

(c) the Allocation Certificate.

8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

8.5 Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the stockholders of the Company shall be in full force and effect.

8.6 Company Stockholders Equity. Immediately prior to and as of the Effective Time, the Company shall have sufficient stockholders’ equity as necessary such that Parent after the Effective Time meets any listing requirements as set forth by Nasdaq.

Section 9. Additional Conditions Precedent to Obligation of the Company. The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

9.2 Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by an executive officer of Parent certifying that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied; and

(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 6.10 hereof.

9.4 No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.

9.5     Option Agreement. The Option Agreement shall have been duly executed.

9.6 Additional Debenture. The Parent shall have consummated and issued up to two million three hundred thousand dollars ($2,300,000) of Additional Debenture to the satisfaction of the Company.

9.7 Parent Minimum Cash. Immediately prior to and as of the Effective Time, the Parent shall have Parent Net Cash equal to or in excess of negative two million six hundred ninety thousand dollars (-$2,690,000)..

9.8 Certificate of Designation. Parent shall have filed the Certificate of Designation with the Secretary of State of the State of Nevada.

Section 10. Termination.

10.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by the date that is the nine (9) month anniversary of the date hereof (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Parent if such Party’s (or in the case of Parent, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Parent if the Required Company Stockholder Vote shall not have been obtained within two (2) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f) by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred or by the Parent (at any time prior to the approval of the Parent Stockholder Matters by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(g) and (ii) Parent or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(g) (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(g) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective); or

(h) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3 and Section 11 (other than Section 11.8) and the related definitions of the defined terms in such sections shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

10.3 Expenses. Except as set forth in this Section 10.3, Section 6.4(e) and Section 6.7, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

Section 11. Miscellaneous Provisions.

11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms; provided, further, that only Exhibit C (including Exhibit A to such Exhibit) are incorporated by reference and made a part hereof for purposes of Section 92A.100 of the NRS. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state court of Texas or, to the extent such court does not have subject matter jurisdiction, the federal courts sitting in Texas, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

Blackboxstocks, Inc.

530 LBJ Freeway, Suite 1485

Dallas, TX 75240

Attn:	Gust Kepler, Chief Executive Officer
Email:	gust@blackboxstocks.com

with a copy to (which shall not constitute notice):

Winstead PC

500 Winstead Building

2728 N. Harwood Street

Dallas, TX 75201

Attn:	Jeff McPhaul
Email:	jmcphaul@winstead.com

if to the Company:

REalloys Inc.

7280 W. Palmeto Park Rd.

Suite 302N

Boca Raton, FL 33433

Attn:	Tony Wonnacott, Corporate Secretary
Email:	corpsec@realloys.com

with a copy to (which shall not constitute notice):

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, NY 10112

Attn:	Rick A. Werner
Alla Digilova
Simin Sun
Email:	rick.werner@haynesboone.com;
alla.digilova@haynesboone.com;
simin.sun@haynesboone.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in state court of Texas or, to the extent such court does not have subject matter jurisdiction, a federal court sitting in Texas, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.5) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Signature Page Follows]

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

Blackboxstocks, Inc.

By:	/s/ Gust Kepler
Name:	Gust Kepler
Title:	Chief Executive Officer

RABLBX Merger Sub Inc.

By:	/s/ Gust Kepler
Name:	Gust Kepler
Title:	President

Realloys Inc.

By:	/s/ Leonard Sternheim
Name:	Leonard Sternheim
Title:	President

[Signature Page to Agreement and Plan of Merger]

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) dated and effective as of July 1, 2025 (the “Effective Date”), amends that certain Agreement and Plan of Merger dated March 10, 2024 (as amended to date, the “Merger Agreement”), by and among Blackboxstocks Inc., a Nevada corporation (“Parent”), RABLBX Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Realloys Inc., a Nevada corporation (the “Company”).  Parent, Merger Sub and the Company are each a “Party” and referred to collectively herein as the “Parties.” Certain capitalized terms used below but not otherwise defined shall have the meanings given to such terms in the Merger Agreement.

WHEREAS, Parent intends to conduct an at-the-market offering of common stock (the “Permitted Shelf Takedown”);

WHEREAS, the Parties have agreed to amend the Merger Agreement to provide that up to 250,000 shares of Parent common stock may be sold and issued under the Permitted Shelf Takedown without affecting the calculation of the Company Merger Shares to be issued in the Merger;

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Recitals. The recitals set forth above are true and correct and they are incorporated herein by this reference.

2. Addition of Definition. The following definition of “Permitted Shelf Takedown” is hereby added to Section 1.1 of the Merger Agreement:

“Permitted Shelf Takedown” means an at-the-market offering of Parent common stock under its shelf registration statement on Form S-3 (File No. 333-284626) which became effective on February 10, 2025, which constitutes a “Permitted Shelf Takedown” as contemplated under the terms of that certain Amendment to Securities Purchase Agreement, dated January 27, 2025, by and between Parent and Five Narrow Lane LP, and the transactions contemplated thereby.”

3. Amendments to Definition of Parent Outstanding Shares. The definition of “Parent Outstanding Shares” in Section 1.1 of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“Parent Outstanding Shares” means, without duplication, (including, without limitation, the effects of the Split, if completed) the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, and assuming, without limitation or duplication, the issuance of shares of Parent Common Stock in respect of all In the Money Parent Options, warrants or other rights or commitments to receive shares of Parent Common Stock or Parent Preferred Stock (or securities convertible or exercisable into shares of Parent Common Stock or Parent Preferred Stock other than Parent Series A Stock), whether conditional or unconditional, that are outstanding as of immediately prior to the Effective Time; provided, however, (i) the total number of Parent Common Stock issuable upon conversion of the outstanding Parent Series A Stock shall not be included in the calculation of Parent Outstanding Shares, (ii) up to 250,000 shares of Parent Common Stock or such lesser number of shares actually sold and issued in the Parent’s Permitted Shelf Takedown shall not be included in the Calculation of Parent Outstanding Shares, and (iii) for purposes of calculating the Parent Outstanding Shares, the Parent Outstanding Shares shall be increased by one third (1/3) of the total Parent Financing Preferred Stock Conversion Shares rounded down to the nearest whole number.”

4. Ratification; Conflict. Except as modified hereby, the terms and provisions of the Merger Agreement are deemed ratified and in full force and effect and remain as is. The foregoing provisions supplement and amend the Merger Agreement and in the event of any inconsistency or conflict between the terms and conditions of the Merger Agreement and this Amendment, the terms of this Amendment shall control. All future references to the “Agreement” shall be deemed to refer to the Merger Agreement as amended by this Amendment. In the event of a conflict between the terms of the Merger Agreement and the terms of this Amendment, then the terms of this Amendment shall control.

5. Binding Effect. This Amendment shall bind and inure to the benefit of not only the parties hereto, but also their successors and assigns.

6. Counterparts. This Amendment may be executed in two or more counterparts, a complete set of which shall be deemed an original, constituting one and the same instrument. The parties hereto agree that they will execute such other and further instruments and documents that may be necessary to effectuate this Amendment. In the event that any signature is delivered by facsimile transmission, by e-mail delivery of a “.pdf” format file or other similar format file, or thru an electronic signature platform (such as Docusign), such signature shall be deemed an original for all purposes and shall create a valid and binding obligation of the party executing same with the same force and effect as if such facsimile, “.pdf”, or other electronic signature page was an original thereof.

7. Governing Law. This Amendment shall be governed by the laws of the State of Texas.

[Signatures appear on the following page]

In Witness Whereof, the Parties have caused this Amendment to be executed as of the date first above written.

Blackboxstocks Inc.

By:	/s/ Gust Kepler
Name:	Gust Kepler
Title:	Chief Executive Officer

RABLBX Merger Sub Inc.

By:	/s/ Gust Kepler
Name:	Gust Kepler
Title:	President

Realloys Inc.

By:	/s/ Leonard Sternheim
Name:	Leonard Sternheim
Title:	President

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) dated and effective as of August [●], 2025 (the “Effective Date”), amends that certain Agreement and Plan of Merger dated March 10, 2024 (as amended to date, the “Merger Agreement”), by and among Blackboxstocks Inc., a Nevada corporation (“Parent”), RABLBX Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Realloys Inc., a Nevada corporation (the “Company”).  Parent, Merger Sub and the Company are each a “Party” and referred to collectively herein as the “Parties.” Certain capitalized terms used below but not otherwise defined shall have the meanings given to such terms in the Merger Agreement.

WHEREAS, the Parties desire to amend the Merger Agreement to delete and restate in its entirety the definition of “Permitted Transfer” in the CVR Agreement attached as Exhibit E to the Merger Agreement;

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Recitals. The recitals set forth above are true and correct and they are incorporated herein by this reference.

2. Amendments to Definition of Permitted Transfer. The definition of “Permitted Transfer” in Section 1.1 of the CVR Agreement, attached as Exhibit E to the Merger Agreement, is hereby deleted and restated in its entirety as follows:

“Permitted Transfer” means: (i) the transfer of any or all of the CVRs (upon the death of the Holder) by will or intestacy; (ii) transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) a transfer made by operation of law (including a consolidation or merger); (v) a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; (vi) a transfer from a participant in a tax-qualified employee benefit plan, who received the CVRs from such participant’s account in such tax-qualified employee benefit plan, to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (vii) in the case of CVRs held in book-entry form or other similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by DTC.

3. Ratification; Conflict. Except as modified hereby, the terms and provisions of the Merger Agreement are deemed ratified and in full force and effect and remain as is. The foregoing provisions supplement and amend the Merger Agreement and in the event of any inconsistency or conflict between the terms and conditions of the Merger Agreement and this Amendment, the terms of this Amendment shall control. All future references to the “Agreement” shall be deemed to refer to the Merger Agreement as amended by this Amendment. In the event of a conflict between the terms of the Merger Agreement and the terms of this Amendment, then the terms of this Amendment shall control.

4. Binding Effect. This Amendment shall bind and inure to the benefit of not only the parties hereto, but also their successors and assigns.

5. Counterparts. This Amendment may be executed in two or more counterparts, a complete set of which shall be deemed an original, constituting one and the same instrument. The parties hereto agree that they will execute such other and further instruments and documents that may be necessary to effectuate this Amendment. In the event that any signature is delivered by facsimile transmission, by e-mail delivery of a “.pdf” format file or other similar format file, or thru an electronic signature platform (such as Docusign), such signature shall be deemed an original for all purposes and shall create a valid and binding obligation of the party executing same with the same force and effect as if such facsimile, “.pdf”, or other electronic signature page was an original thereof.

6. Governing Law. This Amendment shall be governed by the laws of the State of Texas.

[Signatures appear on the following page]

In Witness Whereof, the Parties have caused this Amendment to be executed as of the date first above written.

Blackboxstocks Inc.

By:
Name:	Gust Kepler
Title:	Chief Executive Officer

RABLBX Merger Sub Inc.

By:
Name:	Gust Kepler
Title:	President

Realloys Inc.

By:
Name:	Leonard Sternheim
Title:	President

Exhibit A-1

FORM OF PARENT STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [   ], 2025, by and among REalloys Inc., a Nevada corporation (the “Company”), Blackboxstocks, Inc., a Nevada corporation (“Parent”), and the undersigned holder (the “Stockholder”) of Shares (as defined below) of Parent. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company, RABLBX Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Parent (the “Merger Sub”) have entered into an Agreement and Plan of Merger, dated of even date herewith (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) and has sole or shared voting power with respect to such number of Shares, and holds Parent Options or Parent Warrants to acquire the number of Shares, as indicated in Appendix A.

WHEREAS, as an inducement and a condition to the willingness of the Company and Parent to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Company and Parent entering into the Merger Agreement, each Stockholder, Parent and the Company agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Parent Capital Stock owned, beneficially or of record, by the Stockholder as of the date hereof, (ii) all additional shares of Parent Capital Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below) and (iii) any shares of capital stock or other equity securities of Parent that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Parent Options or Parent Warrants or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares.

Exhibit A-1-1

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to the Company and Parent as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Body, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement, and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Parent Stockholder Matters and against any competing proposals.

(c) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Body, the Stockholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Stockholder from performing any of such Stockholder’s obligations under this Agreement.

Exhibit A-1-2

(d) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser or general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly), (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, (vi) with respect to such Stockholder’s Parent Options or Parent Warrants (and any Shares underlying such Parent Options or Parent Warrants) which expire on or prior to the Expiration Date, to Parent (or effecting a “net exercise” of a Parent Option or Parent Warrant) as payment for the (a) exercise price of such Stockholder’s Parent Options or Parent Warrants and (b) taxes applicable to the exercise of such Stockholder’s Parent Options or Parent Warrants, (vii) to another holder of capital stock of Parent that has signed a support agreement that is reasonably acceptable to the Company, (viii) as the Company may otherwise agree in writing in its sole discretion; provided, that in the cases of clauses (i)-(viii), (1) such Transferred Shares shall continue to be bound by this Agreement and (2) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer, or (ix) to the extent required by applicable Law.

(e) Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Parent Common Stock.

3. Agreement to Vote Shares. The Stockholder covenants to the Company and Parent as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of Parent, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parent, the Stockholder shall (i) appear at such meeting as present (in person or by proxy) for purposes of calculating a quorum and (ii) vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Parent Stockholder Matters, and (B) against any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the Parent Stockholder Matters (the “Contemplated Transactions”). Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

Exhibit A-1-3

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Parent by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and/or beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Parent. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Parent.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Parent or pursuant to any applicable written consent of the stockholders of Parent, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Parent, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Parent stockholders or at any meeting of Parent’s stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement and the Stockholder affirms that the proxy set forth in this Section 5 is given in connection with, and granted in consideration of, and as an inducement to the Company, Parent and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. Documentation and Information. The Stockholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Each of Parent and the Company is an intended third-party beneficiary of this Section 6.

Exhibit A-1-4

7. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Parent Capital Stock, Parent Options, and or Parent Warrants indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement, and Encumbrances arising under applicable securities or community property laws); and (ii) the Stockholder does not beneficially own any securities of Parent other than the shares of Parent Common Stock and rights to purchase shares of Parent Common Stock set forth in Appendix A.

(b) With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.

(c) Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Body). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter contemplated by this Agreement.

(d) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Body, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

Exhibit A-1-5

(f) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the other Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the other Contemplated Transactions. The Stockholder understands that such Stockholder (and not Parent, the Company, or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the other Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(g) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

8. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time or (c) the time this Agreement is terminated upon mutual written agreement of the parties to terminate this Agreement (clauses (a)-(c), the “Expiration Date”); provided, however, that (i) Section 9 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

9. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Exhibit A-1-6

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state court of the State of Nevada or, to the extent such court does not have subject matter jurisdiction, the federal courts sitting in Nevada, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 9(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9(h) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated (except by Merger) by such party without the prior written consent of the other party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect.

(e) No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof the state court of the State of New York or, to the extent such court does not have subject matter jurisdiction, the United States Southern District Court for the District of New York, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

Exhibit A-1-7

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Parent, to the address, electronic mail address or facsimile provided in Section 11.7 of the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding the Company, this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company and Parent have publicly disclosed their entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, attorneys, accountants, consultants, and other advisors (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to Parent, this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable.

(j) Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Appendixes are to Sections and Appendixes of this Agreement unless otherwise specified. Any capitalized terms used in any Appendix but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

[Remainder of Page Left Intentionally Blank]

Exhibit A-1-8

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

REALLOYS, INC.

By:
Title:

[Signature Page to Parent Stockholder Support Agreement]

Exhibit A-1-9

PARENT:

BLACKBOXSTOCKS, INC.

By:
Title:

[Signature Page to Parent Stockholder Support Agreement]

Exhibit A-1-10

[STOCKHOLDER],

in his/her capacity as the Stockholder:

Signature: _______________________________

[Signature Page to Parent Stockholder Support Agreement]

Exhibit A-1-11

Appendix A

Name of Stockholder	Address of Stockholder	Email Address of Stockholder	Shares of Parent Capital Stock	Shares Underlying Parent Options	Shares Underlying Parent Warrants

Exhibit A-1-12

Exhibit A-2

FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [   ], 2025, by and among REalloys Inc., a Nevada corporation (the “Company”), Blackboxstocks, Inc., a Nevada corporation (“Parent”), and the undersigned holder (the “Stockholder”) of Shares (as defined below) of Company. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company, RABLBX Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Parent (the “Merger Sub”) have entered into an Agreement and Plan of Merger, dated of even date herewith (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) and has sole or shared voting power with respect to such number of Shares, and holds Company Options or Company Warrants to acquire the number of Shares, as indicated in Appendix A.

WHEREAS, as an inducement and a condition to the willingness of the Company and Parent to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Company and Parent entering into the Merger Agreement, each Stockholder, Parent and the Company agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Company Capital Stock owned, beneficially or of record, by the Stockholder as of the date hereof, (ii) all additional shares of Company Capital Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below) and (iii) any shares of capital stock or other equity securities of Company that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Company Options or Company Warrants or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares.

Exhibit A-2-1

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to the Company and Parent as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Body, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement, and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 92A.380 of the NRS, and that such stockholder has received and read a copy of Section 92A.380 of the NRS and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the NRS (the “Company Stockholder Matters”) and against any competing proposals.

(c) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Body, the Stockholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Stockholder from performing any of such Stockholder’s obligations under this Agreement.

Exhibit A-2-2

(d) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser or general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly), (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, (vi) with respect to such Stockholder’s Company Options or Company Warrants (and any Shares underlying such Company Options or Company Warrants) which expire on or prior to the Expiration Date, Transfers of Shares to Company (or effecting a “net exercise” of a Company Options or Company Warrants) as payment for the (a) exercise price of such Stockholder’s Company Options or Company Warrants and (b) taxes applicable to the exercise of such Stockholder’s Company Options or Company Warrants, (vii) transfers to another holder of capital stock of Company that has signed a support agreement that is reasonably acceptable to the Parent, (viii) transfers, sales or other dispositions as the Parent may otherwise agree in writing in its sole discretion; provided, that in the cases of clauses (i)-(viii), (1) such Transferred Shares shall continue to be bound by this Agreement and (2) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer, (ix) purchased from Company on or about the Closing Date but prior to the Closing or (x) to the extent required by applicable Law.

(e) Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Company Common Stock.

3. Agreement to Vote Shares. The Stockholder covenants to the Company and Parent as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Company, the Stockholder shall (i) appear at such meeting as present (in person or by proxy) for purposes of calculating a quorum if applicable and (ii) vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Company Stockholder Matters, and (B) against any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the Company Stockholder Matters (the “Contemplated Transactions”). Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

Exhibit A-2-3

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and/or beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Company. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Company.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Company or pursuant to any applicable written consent of the stockholders of Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Company, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Company stockholders or at any meeting of Company’s stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement and the Stockholder affirms that the proxy set forth in this Section 5 is given in connection with, and granted in consideration of, and as an inducement to the Company, Parent and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

Exhibit A-2-4

6. Documentation and Information. The Stockholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Each of Parent and the Company is an intended third-party beneficiary of this Section 6.

7. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Company Capital Stock, Company Options, and or Company Warrants indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement, and Encumbrances arising under applicable securities or community property laws); and (ii) the Stockholder does not beneficially own any securities of Company other than the shares of Company Common Stock and rights to purchase shares of Company Common Stock set forth in Appendix A.

(b) With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.

(c) Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Body). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter contemplated by this Agreement.

(d) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

Exhibit A-2-5

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Body, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the other Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the other Contemplated Transactions. The Stockholder understands that such Stockholder (and not Parent, the Company, or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the other Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(g) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

8. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time or (c) the time this Agreement is terminated upon mutual written agreement of the parties to terminate this Agreement (clauses (a)-(c), the “Expiration Date”); provided, however, that (i) Section 9 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

9. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Exhibit A-2-6

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state court of the State of Nevada or, to the extent such court does not have subject matter jurisdiction, the federal courts sitting in Nevada, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 9(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9(h) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated (except by Merger) by such party without the prior written consent of the other party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect.

(e) No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Exhibit A-2-7

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof the state court of the State of New York or, to the extent such court does not have subject matter jurisdiction, the United States Southern District Court for the District of New York, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Parent, to the address, electronic mail address or facsimile provided in Section 11.7 of the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding the Company, this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company and Parent have publicly disclosed their entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, attorneys, accountants, consultants, and other advisors (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to Parent, this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable.

(j) Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Appendixes are to Sections and Appendixes of this Agreement unless otherwise specified. Any capitalized terms used in any Appendix but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

[Remainder of Page Left Intentionally Blank]

Exhibit A-2-8

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

REALLOYS, INC.

By:
Title:

[Signature Page to Parent Stockholder Support Agreement]

Exhibit A-2-9

PARENT:

BLACKBOXSTOCKS, INC.

By:
Title:

[Signature Page to Parent Stockholder Support Agreement]

Exhibit A-2-10

[STOCKHOLDER],

in his/her capacity as the Stockholder:

Signature: _______________________________

[Signature Page to Parent Stockholder Support Agreement]

Exhibit A-2-11

Appendix A

Name of Stockholder	Address of Stockholder	Email Address of Stockholder	Shares of Company Capital Stock	Shares Underlying Company Options	Shares Underlying Company Warrants

Exhibit A-2-12

Annex b

2025 LONG-TERM INCENTIVE PLAN

REALLOYS INC.

2025 LONG-TERM INCENTIVE PLAN

The REalloys Inc. 2025 Long-Term Incentive Plan (the “Plan”) was adopted by the Board of Directors of REalloys Inc. (f/k/a Blackboxstocks Inc.), a Nevada corporation (the “Company”), effective as of [●], 2025 (the “Effective Date”), subject to approval by the Company’s stockholders.

Article 1.
PURPOSE

The purpose of the Plan is to attract and retain the services of key Employees, key Contractors, and Outside Directors of the Company and its Subsidiaries and to provide such persons with a proprietary interest in the Company through the granting of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Awards, Dividend Equivalent Rights, and Other Awards, whether granted singly, or in combination, or in tandem, that will:

(a) increase the interest of such persons in the Company’s welfare;

(b) furnish an incentive to such persons to continue their services for the Company or its Subsidiaries; and

(c) provide a means through which the Company may attract able persons as Employees, Contractors, and Outside Directors.

With respect to Reporting Participants, the Plan and all transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 promulgated under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, such provision or action shall be deemed null and void ab initio, to the extent permitted by law and deemed advisable by the Committee.

Article 2.
DEFINITIONS

For the purpose of the Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:

2.1 “Applicable Law” means all legal requirements relating to the administration of equity incentive plans and the issuance and distribution of shares of Common Stock, if any, under applicable corporate laws, applicable securities laws, the rules of any exchange or inter-dealer quotation system upon which the Company’s securities are listed or quoted, the rules of any foreign jurisdiction applicable to Incentives granted to residents therein, and any other applicable law, rule or restriction.

2.2 “Authorized Officer” is defined in Section 3.2(b) hereof.

2.3 “Award” means the grant of any Incentive Stock Option, Nonqualified Stock Option, Restricted Stock, SAR, Restricted Stock Unit, Performance Award, Dividend Equivalent Right, or Other Award, whether granted singly or in combination or in tandem (each individually referred to herein as an “Incentive”).

2.4 “Award Agreement” means a written agreement between a Participant and the Company which sets out the terms of the grant of an Award.

2.5 “Award Period” means the period set forth in the Award Agreement during which one or more Incentives granted under an Award may be exercised.

2.6 “Board” means the board of directors of the Company.

2.7 “Change in Control” means any of the following, except as otherwise provided herein: (a) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company’s Common Stock would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of the Company in which the holders of the Company’s Common Stock immediately prior to such transaction have the same proportionate ownership of Common Stock of the surviving corporation immediately after such transaction; (b) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; (c) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (d) the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals (the “Continuing Directors”) who (x) at the date of this Plan were directors or (y) become directors after the date of this Plan and whose election or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds (2/3rds) of the directors then in office who were directors at the date of this Plan or whose election or nomination for election was previously so approved; (e) the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of an aggregate of fifty percent (50%) or more of the voting power of the Company’s outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Exchange Act) who beneficially owned less than fifty percent (50%) of the voting power of the Company’s outstanding voting securities on the date of this Plan; provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a Change in Control hereunder if the acquirer is (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity, (y) a Subsidiary of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of voting securities of the Company or (z) any other person whose acquisition of shares of voting securities is approved in advance by a majority of the Continuing Directors; or (f) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7.

Notwithstanding the foregoing provisions of this Section 2.7, if an Award issued under the Plan is subject to Section 409A of the Code, then an event shall not constitute a Change in Control for purposes of such Award under the Plan unless such event also constitutes a change in the Company’s ownership, its effective control or the ownership of a substantial portion of its assets within the meaning of Section 409A of the Code.

2.8 “Claim” means any claim, liability or obligation of any nature, arising out of or relating to this Plan or an alleged breach of this Plan or an Award Agreement.

2.9 “Code” means the United States Internal Revenue Code of 1986, as amended.

2.10 “Committee” means the committee appointed or designated by the Board to administer the Plan in accordance with Article 3 of this Plan.

2.11 “Common Stock” means the common stock, par value $0.001 per share, which the Company is currently authorized to issue or may in the future be authorized to issue, or any securities into which or for which the common stock of the Company may be converted or exchanged, as the case may be, pursuant to the terms of this Plan.

2.12 “Company” means REalloys Inc. (f/k/a Blackboxstocks Inc.), a Nevada corporation and any successor entity.

2.13 “Contractor” means any natural person (or a wholly owned alter ego entity of the natural person providing such services of which such person is an employee, stockholder, or partner), who is not an Employee, rendering bona fide services to the Company or a Subsidiary, with compensation, pursuant to a written independent contractor agreement between such person and the Company or a Subsidiary, provided that such services are not rendered in connection with the offer or sale of securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities.

2.14 “Corporation” means any entity that (a) is defined as a corporation under Section 7701 of the Code and (b) is the Company or is in an unbroken chain of corporations (other than the Company) beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain. For purposes of clause (b) hereof, an entity shall be treated as a “corporation” if it satisfies the definition of a corporation under Section 7701 of the Code.

2.15 “Date of Grant” means the effective date on which an Award is made to a Participant as set forth in the applicable Award Agreement; provided, however, that solely for purposes of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder, the Date of Grant of an Award shall be the date of stockholder approval of the Plan if such date is later than the effective date of such Award as set forth in the Award Agreement.

2.16 “Dividend Equivalent Right” means the right of the holder thereof to receive credits based on the cash dividends that would have been paid on the shares of Common Stock specified in the Award if such shares were held by the Participant to whom the Award is made.

2.17 “Employee” means a common law employee (as defined in accordance with the Regulations and Revenue Rulings then applicable under Section 3401(c) of the Code) of the Company or any Subsidiary of the Company; provided, however, in the case of individuals whose employment status, by virtue of their employer or residence, is not determined under Section 3401(c) of the Code, “Employee” shall mean an individual treated as an employee for local payroll tax or employment purposes by the applicable employer under Applicable Law for the relevant period.

2.18 “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

2.19 “Exercise Date” is defined in Section 8.3(b) hereof.

2.20 “Exercise Notice” is defined in Section 8.3(b) hereof.

2.21 “Fair Market Value” means, as of a particular date, (a) if the shares of Common Stock are listed on any established national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal securities exchange for the Common Stock on that date (as determined by the Committee, in its discretion), or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported; (b) if the shares of Common Stock are not so listed, but are quoted on an automated quotation system, the closing sales price per share of Common Stock reported on the automated quotation system on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported; (c) if the Common Stock is not so listed or quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by OTCQX, OTCQB or OTC Pink (Pink Open Market); or (d) if none of the above is applicable, such amount as may be determined by the Committee (acting on the advice of an Independent Third Party, should the Committee elect in its sole discretion to utilize an Independent Third Party for this purpose), in good faith, to be the fair market value per share of Common Stock. The determination of Fair Market Value shall, where applicable, be in compliance with Section 409A of the Code.

2.22 “Immediate Family Members” is defined in Section 15.8 hereof.

2.23 “Incentive” is defined in Section 2.3 hereof.

2.24 “Incentive Stock Option” means an incentive stock option within the meaning of Section 422 of the Code, granted pursuant to this Plan.

2.25 “Independent Third Party” means an individual or entity independent of the Company having experience in providing investment banking or similar appraisal or valuation services and with expertise generally in the valuation of securities or other property for purposes of this Plan. The Committee may utilize one or more Independent Third Parties.

2.26 “Nonqualified Stock Option” means a nonqualified stock option, granted pursuant to this Plan, which is not an Incentive Stock Option.

2.27 “Option Price” means the price which must be paid by a Participant upon exercise of a Stock Option to purchase a share of Common Stock.

2.28 “Other Award” means an Award issued pursuant to Section 6.9 hereof.

2.29 “Outside Director” means a director of the Company who is not an Employee or a Contractor.

2.30 “Participant” means an Employee, Contractor or an Outside Director to whom an Award is granted under this Plan.

2.31 “Performance Award” means an Award hereunder of cash, shares of Common Stock, units or rights based upon, payable in, or otherwise related to, Common Stock pursuant to Section 6.7 hereof.

2.32 “Performance Goal” means any of the Performance Criteria set forth in Section 6.1010 hereof.

2.33 “Plan” means this REalloys Inc. 2025 Long-Term Incentive Plan, as amended from time to time.

2.34 “Reporting Participant” means a Participant who is subject to the reporting requirements of Section 16 of the Exchange Act.

2.35 “Restricted Stock” means shares of Common Stock issued or transferred to a Participant pursuant to Section 6.4 of this Plan which are subject to restrictions or limitations set forth in this Plan and in the related Award Agreement.

2.36 “Restricted Stock Units” means units awarded to Participants pursuant to Section 6.6 hereof, which are convertible into Common Stock at such time as such units are no longer subject to restrictions as established by the Committee.

2.37 “Restriction Period” is defined in Section 6.4(b)(i) hereof.

2.38 “SAR” or “Stock Appreciation Right” means the right to receive an amount, in cash and/or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock as of the date the SAR is exercised (or, as provided in the Award Agreement, converted) over the SAR Price for such shares.

2.39 “SAR Price” means the exercise price or conversion price of each share of Common Stock covered by a SAR, determined on the Date of Grant of the SAR.

2.40 “Spread” is defined in Section 12.4(b) hereof.

2.41 “Stock Option” means a Nonqualified Stock Option or an Incentive Stock Option.

2.42 “Subsidiary” means (a) any corporation in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain, (b) any limited partnership, if the Company or any corporation described in item (a) above owns a majority of the general partnership interest and a majority of the limited partnership interests entitled to vote on the removal and replacement of the general partner, and (c) any partnership or limited liability company, if the partners or members thereof are composed only of the Company, any corporation listed in item (a) above or any limited partnership listed in item (b) above. “Subsidiaries” means more than one of any such corporations, limited partnerships, partnerships or limited liability companies.

2.43 “Termination of Service” occurs when a Participant who is (a) an Employee of the Company or any Subsidiary ceases to serve as an Employee of the Company and its Subsidiaries, for any reason; (b) an Outside Director of the Company or a Subsidiary ceases to serve as a director of the Company and its Subsidiaries for any reason; or (c) a Contractor of the Company or a Subsidiary ceases to serve as a Contractor of the Company and its Subsidiaries for any reason. Except as may be necessary or desirable to comply with applicable federal or state law, a “Termination of Service” shall not be deemed to have occurred when a Participant who is an Employee becomes an Outside Director or Contractor or vice versa. If, however, a Participant who is an Employee and who has an Incentive Stock Option ceases to be an Employee but does not suffer a Termination of Service, and if that Participant does not exercise the Incentive Stock Option within the time required under Section 422 of the Code upon ceasing to be an Employee, the Incentive Stock Option shall thereafter become a Nonqualified Stock Option. Notwithstanding the foregoing provisions of this Section 2.43, in the event an Award issued under the Plan is subject to Section 409A of the Code, then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Section 409A of the Code, the definition of “Termination of Service” for purposes of such Award shall be the definition of “separation from service” provided for under Section 409A of the Code and the regulations or other guidance issued thereunder.

2.44 “Total and Permanent Disability” means a Participant is qualified for long-term disability benefits under the Company’s or Subsidiary’s disability plan or insurance policy; or, if no such plan or policy is then in existence or if the Participant is not eligible to participate in such plan or policy, that the Participant, because of a physical or mental condition resulting from bodily injury, disease, or mental disorder, is unable to perform the Participant’s duties of employment for a period of six (6) continuous months, as determined in good faith by the Committee, based upon medical reports or other evidence satisfactory to the Committee; provided that, with respect to any Incentive Stock Option, Total and Permanent Disability shall have the meaning given it under the rules governing Incentive Stock Options under the Code. Notwithstanding the foregoing provisions of this Section 2.44, in the event an Award issued under the Plan is subject to Section 409A of the Code, then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Section 409A of the Code, the definition of “Total and Permanent Disability” for purposes of such Award shall be the definition of “disability” provided for under Section 409A of the Code and the regulations or other guidance issued thereunder.

Article 3.
ADMINISTRATION

3.1 General Administration; Establishment of Committee. Subject to the terms of this Article 3, the Plan shall be administered by the Board or such committee of the Board as is designated by the Board to administer the Plan (the “Committee”). The Committee shall consist of not fewer than two persons, unless there are not two members of the Board who meet the qualification requirements set forth herein to administer the Plan, in which case, the Committee may consist of one person. Any member of the Committee may be removed at any time, with or without cause, by resolution of the Board. Any vacancy occurring in the membership of the Committee may be filled by appointment by the Board. At any time there is no Committee to administer the Plan, any references in this Plan to the Committee shall be deemed to refer to the Board.

Membership on the Committee shall be limited to those members of the Board who are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act. The Committee shall select one of its members to act as its Chairman. A majority of the Committee shall constitute a quorum, and the act of a majority of the members of the Committee present at a meeting at which a quorum is present shall be the act of the Committee.

3.2 Designation of Participants and Awards.

(a) The Committee or the Board shall determine and designate from time to time the eligible persons to whom Awards will be granted and shall set forth in each related Award Agreement, where applicable, the Award Period, the Date of Grant, and such other terms, provisions, limitations, and performance requirements, as are approved by the Committee, but not inconsistent with the Plan. The Committee shall determine whether an Award shall include one type of Incentive or two or more Incentives granted in combination or two or more Incentives granted in tandem (that is, a joint grant where exercise of one Incentive results in cancellation of all or a portion of the other Incentive). Although the members of the Committee shall be eligible to receive Awards, all decisions with respect to any Award, and the terms and conditions thereof, to be granted under the Plan to any member of the Committee shall be made solely and exclusively by the other members of the Committee, or if such member is the only member of the Committee, by the Board.

(b) Notwithstanding Section 3.2(a), to the extent permitted by Applicable Law, the Board may, in its discretion and by a resolution adopted by the Board, authorize one or more officers of the Company (an “Authorized Officer”) to (i) designate one or more Employees as eligible persons to whom Awards will be granted under the Plan, and (ii) determine the number of shares of Common Stock that will be subject to such Awards; provided, however, that the resolution of the Board granting such authority shall (x) specify the total number of shares of Common Stock that may be made subject to the Awards, (y) set forth the price or prices (or a formula by which such price or prices may be determined) to be paid for the purchase of the Common Stock subject to such Awards, and (z) not authorize an officer to designate such officer as a recipient of any Award.

3.3 Authority of the Committee. The Committee, in its discretion, shall (a) interpret the Plan and Award Agreements, (b) prescribe, amend, and rescind any rules and regulations and sub-plans (including sub-plans for Awards made to Participants who are not resident in the United States), as necessary or appropriate for the administration of the Plan, (c) establish performance goals for an Award and certify the extent of their achievement, and (d) make such other determinations or certifications and take such other action as it deems necessary or advisable in the administration of the Plan. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties. The Committee’s discretion set forth herein shall not be limited by any provision of the Plan, including any provision which by its terms is applicable notwithstanding any other provision of the Plan to the contrary.

The Committee may delegate to officers of the Company, pursuant to a written delegation, the authority to perform specified functions under the Plan. Any actions taken by any officers of the Company pursuant to such written delegation of authority shall be deemed to have been taken by the Committee.

With respect to restrictions in the Plan that are based on the requirements of Rule 16b-3 promulgated under the Exchange Act, Section 422 of the Code, the rules of any exchange or inter-dealer quotation system upon which the Company’s securities are listed or quoted, or any other Applicable Law, to the extent that any such restrictions are no longer required by Applicable Law, the Committee shall have the sole discretion and authority to grant Awards that are not subject to such mandated restrictions and/or to waive any such mandated restrictions with respect to outstanding Awards.

Article 4.
ELIGIBILITY

Any Employee (including an Employee who is also a director or an officer), Contractor or Outside Director of the Company whose judgment, initiative, and efforts contributed or may be expected to contribute to the successful performance of the Company is eligible to participate in the Plan, provided that only Employees of a Corporation shall be eligible to receive Incentive Stock Options. The Committee, upon its own action, may grant, but shall not be required to grant, an Award to any such Employee, Contractor or Outside Director. Awards may be granted by the Committee at any time and from time to time to new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, as the Committee shall determine. Except as required by this Plan, Awards need not contain similar provisions. The Committee’s determinations under the Plan (including, without limitation, determinations of which Employees, Contractors or Outside Directors, if any, are to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the agreements evidencing same) need not be uniform and may be made by it selectively among Participants who receive, or are eligible to receive, Awards under the Plan.

Article 5.
SHARES SUBJECT TO PLAN

5.1 Number Available for Awards. Subject to adjustment as provided in Articles 11 and 12, the maximum number of shares of Common Stock that may be delivered pursuant to Awards granted under the Plan is [●] shares, of which one hundred percent (100%) may be delivered pursuant to Incentive Stock Options. Shares to be issued may be made available from authorized but unissued Common Stock, Common Stock held by the Company in its treasury, or Common Stock purchased by the Company on the open market or otherwise. During the term of this Plan, the Company will at all times reserve and keep available the number of shares of Common Stock that shall be sufficient to satisfy the requirements of this Plan.

5.2 Reuse of Shares. To the extent that any Award under this Plan shall be forfeited, shall expire or be canceled, in whole or in part, then the number of shares of Common Stock covered by the Award so forfeited, expired or canceled may again be awarded pursuant to the provisions of this Plan. In the event that previously acquired shares of Common Stock are delivered to the Company in full or partial payment of the exercise price for the exercise of a Stock Option granted under this Plan, the number of shares of Common Stock available for future Awards under this Plan shall be reduced only by the net number of shares of Common Stock issued upon the exercise of the Stock Option. Awards that may be satisfied either by the issuance of shares of Common Stock or by cash or other consideration shall be counted against the maximum number of shares of Common Stock that may be issued under this Plan only during the period that the Award is outstanding or to the extent the Award is ultimately satisfied by the issuance of shares of Common Stock. Awards will not reduce the number of shares of Common Stock that may be issued pursuant to this Plan if the settlement of the Award will not require the issuance of shares of Common Stock, as, for example, a SAR that can be satisfied only by the payment of cash. Notwithstanding any provisions of the Plan to the contrary, only shares forfeited back to the Company, shares canceled on account of termination, expiration or lapse of an Award, shares surrendered in payment of the exercise price of a Stock Option or shares withheld for payment of applicable employment taxes and/or withholding obligations resulting from the exercise of an option shall again be available for grant of Incentive Stock Options under the Plan, but shall not increase the maximum number of shares described in Section 5.1 above as the maximum number of shares of Common Stock that may be delivered pursuant to Incentive Stock Options.

5.3 Limitation on Outside Director Awards. No Outside Director may be granted any Award or Awards denominated in shares that exceed in the aggregate $1,000,000 in Fair Market Value (such Fair Market Value computed as of the Date of Grant) in any calendar year period, plus an additional $1,000,000 in Fair Market Value (determined as of the Date of Grant) for one-time awards to a newly appointed or elected Outside Director.

Article 6.
GRANT OF AWARDS

6.1 In General.

(a) The grant of an Award shall be authorized by the Committee and shall be evidenced by an Award Agreement setting forth the Incentive or Incentives being granted, the total number of shares of Common Stock subject to the Incentive(s), the Option Price (if applicable), the Award Period, the Date of Grant, and such other terms, provisions, limitations, and performance objectives, as are approved by the Committee, but (i) not inconsistent with the Plan, and (ii) to the extent an Award issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. The Company shall execute an Award Agreement with a Participant after the Committee approves the issuance of an Award. Any Award granted pursuant to this Plan must be granted within ten (10) years of the date of adoption of this Plan by the Board. The Plan shall be submitted to the Company’s stockholders for approval; however, the Committee may grant Awards under the Plan prior to the time of stockholder approval. Any such Award granted prior to such stockholder approval shall be made subject to such stockholder approval. The grant of an Award to a Participant shall not be deemed either to entitle the Participant to, or to disqualify the Participant from, receipt of any other Award under the Plan.

(b) If the Committee establishes a purchase price for an Award, the Participant must accept such Award within a period of thirty (30) days (or such shorter period as the Committee may specify) after the Date of Grant by executing the applicable Award Agreement and paying such purchase price.

(c) Any Award under this Plan that is settled in whole or in part in cash on a deferred basis may provide for interest equivalents to be credited with respect to such cash payment. Interest equivalents may be compounded and shall be paid upon such terms and conditions as may be specified by the grant.

6.2 Option Price. The Option Price for any share of Common Stock which may be purchased under a Nonqualified Stock Option for any share of Common Stock must be equal to or greater than the Fair Market Value of the share on the Date of Grant. The Option Price for any share of Common Stock which may be purchased under an Incentive Stock Option must be at least equal to the Fair Market Value of the share on the Date of Grant; if an Incentive Stock Option is granted to an Employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company (or any parent or Subsidiary), the Option Price shall be at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock on the Date of Grant. No dividends or Dividend Equivalent Rights may be paid or granted with respect to any Stock Option granted hereunder.

6.3 Maximum ISO Grants. The Committee may not grant Incentive Stock Options under the Plan to any Employee which would permit the aggregate Fair Market Value (determined on the Date of Grant) of the Common Stock with respect to which Incentive Stock Options (under this and any other plan of the Company and its Subsidiaries) are exercisable for the first time by such Employee during any calendar year to exceed $100,000. To the extent any Stock Option granted under this Plan which is designated as an Incentive Stock Option exceeds this limit or otherwise fails to qualify as an Incentive Stock Option, such Stock Option (or any such portion thereof) shall be a Nonqualified Stock Option. In such case, the Committee shall designate which stock will be treated as Incentive Stock Option stock by causing the issuance of a separate stock certificate and identifying such stock as Incentive Stock Option stock on the Company’s stock transfer records.

6.4 Restricted Stock. If Restricted Stock is granted to or received by a Participant under an Award (including a Stock Option), the Committee shall set forth in the related Award Agreement, as applicable: (a) the number of shares of Common Stock awarded, (b) the price, if any, to be paid by the Participant for such Restricted Stock and the method of payment of the price, (c) the time or times within which such Award may be subject to forfeiture, (d) specified Performance Goals of the Company, a Subsidiary, any division thereof or any group of Employees of the Company, or other criteria, which the Committee determines must be met in order to remove any restrictions (including vesting) on such Award, and (e) all other terms, limitations, restrictions, and conditions of the Restricted Stock, which shall be consistent with this Plan, to the extent applicable and, to the extent Restricted Stock granted under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. The provisions of Restricted Stock need not be the same with respect to each Participant.

(a) Legend on Shares. The Company shall electronically register the Restricted Stock awarded to a Participant in the name of such Participant, which shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, substantially as provided in Section 15.10 of the Plan. No stock certificate or certificates shall be issued with respect to such shares of Common Stock, unless, following the expiration of the Restriction Period (as defined in Section 6.4(b)(i)) without forfeiture in respect of such shares of Common Stock, the Participant requests delivery of the certificate or certificates by submitting a written request to the Committee (or such party designated by the Company) requesting delivery of the certificates. The Company shall deliver the certificates requested by the Participant to the Participant as soon as administratively practicable following the Company’s receipt of such request.

(b) Restrictions and Conditions. Shares of Restricted Stock shall be subject to the following restrictions and conditions:

(i) Subject to the other provisions of this Plan and the terms of the particular Award Agreements, during such period as may be determined by the Committee commencing on the Date of Grant or the date of exercise of an Award (the “Restriction Period”), the Participant shall not be permitted to sell, transfer, pledge or assign shares of Restricted Stock. Except for these limitations and the limitations set forth in Section 7.2 below, the Committee may in its sole discretion, remove any or all of the restrictions on such Restricted Stock whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date of the Award, such action is appropriate.

(ii) Except as provided in sub-paragraph (a) above or in the applicable Award Agreement, the Participant shall have, with respect to the Participant’s Restricted Stock, all of the rights of a stockholder of the Company, including the right to vote the shares, and the right to receive any dividends thereon. Certificates, if any are issued pursuant to this Section 6.4, for the shares of Common Stock forfeited under the provisions of the Plan and the applicable Award Agreement shall be promptly returned to the Company by the forfeiting Participant. Each Award Agreement shall require that each Participant, in connection with the issuance of a certificate for Restricted Stock, shall endorse such certificate in blank or execute a stock power in form satisfactory to the Company in blank and deliver such certificate and executed stock power to the Company.

(iii) The Restriction Period, subject to Article 12 of the Plan, unless otherwise established by the Committee in the Award Agreement setting forth the terms of the Restricted Stock, shall expire upon satisfaction of the conditions set forth in the Award Agreement; such conditions may provide for vesting based on length of continuous service or such Performance Goals, as may be determined by the Committee in its sole discretion.

(iv) Except as otherwise provided in the particular Award Agreement, upon Termination of Service for any reason during the Restriction Period, the nonvested shares of Restricted Stock shall be forfeited by the Participant. In the event a Participant has paid any consideration to the Company for such forfeited Restricted Stock, the Committee shall specify in the Award Agreement that either (1) the Company shall be obligated to, or (2) the Company may, in its sole discretion, elect to, pay to the Participant, as soon as practicable after the event causing forfeiture, in cash, an amount equal to the lesser of the total consideration paid by the Participant for such forfeited shares or the Fair Market Value of such forfeited shares as of the date of Termination of Service, as the Committee, in its sole discretion shall select. Upon any forfeiture, all rights of a Participant with respect to the forfeited shares of the Restricted Stock shall cease and terminate, without any further obligation on the part of the Company.

6.5 SARs. The Committee may grant SARs to any Participant, either as a separate Award or in connection with a Stock Option. SARs shall be subject to such terms and conditions as the Committee shall impose, provided that such terms and conditions are (a) not inconsistent with the Plan, and (b) to the extent a SAR issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. The grant of the SAR may provide that the holder may be paid for the value of the SAR either in cash or in shares of Common Stock, or a combination thereof. In the event of the exercise of a SAR payable in shares of Common Stock, the holder of the SAR shall receive that number of whole shares of Common Stock having an aggregate Fair Market Value on the date of exercise equal to the value obtained by multiplying (a) the difference between the Fair Market Value of a share of Common Stock on the date of exercise over the SAR Price as set forth in such SAR (or other value specified in the Award Agreement granting the SAR), by (b) the number of shares of Common Stock as to which the SAR is exercised, with a cash settlement to be made for any fractional shares of Common Stock. The SAR Price for any share of Common Stock subject to a SAR may be equal to or greater than the Fair Market Value of the share on the Date of Grant. The Committee, in its sole discretion, may place a ceiling on the amount payable upon exercise of a SAR, but any such limitation shall be specified at the time that the SAR is granted. No dividends or Dividend Equivalent Rights may be paid or granted with respect to any SARs granted hereunder.

6.6 Restricted Stock Units. Restricted Stock Units may be awarded or sold to any Participant under such terms and conditions as shall be established by the Committee, provided, however, that such terms and conditions are (a) not inconsistent with the Plan, and (b) to the extent a Restricted Stock Unit issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. Restricted Stock Units shall be subject to such restrictions as the Committee determines, including, without limitation, (a) a prohibition against sale, assignment, transfer, pledge, hypothecation or other encumbrance for a specified period; or (b) a requirement that the holder forfeit (or in the case of shares of Common Stock or units sold to the Participant, resell to the Company at cost) such shares or units in the event of Termination of Service during the period of restriction.

6.7 Performance Awards.

(a) The Committee may grant Performance Awards to one or more Participants. The terms and conditions of Performance Awards shall be specified at the time of the grant and may include provisions establishing the performance period, the Performance Goals to be achieved during a performance period, and the maximum or minimum settlement values, provided that such terms and conditions are (i) not inconsistent with the Plan and (ii) to the extent a Performance Award issued under the Plan is subject to Section 409A of the Code, in compliance with the applicable requirements of Section 409A of the Code and the regulations or other guidance issued thereunder. If the Performance Award is to be in shares of Common Stock, the Performance Awards may provide for the issuance of the shares of Common Stock at the time of the grant of the Performance Award or at the time of the certification by the Committee that the Performance Goals for the performance period have been met; provided, however, if shares of Common Stock are issued at the time of the grant of the Performance Award and if, at the end of the performance period, the Performance Goals are not certified by the Committee to have been fully satisfied, then, notwithstanding any other provisions of this Plan to the contrary, the Common Stock shall be forfeited in accordance with the terms of the grant to the extent the Committee determines that the Performance Goals were not met. The forfeiture of shares of Common Stock issued at the time of the grant of the Performance Award due to failure to achieve the established Performance Goals shall be separate from and in addition to any other restrictions provided for in this Plan that may be applicable to such shares of Common Stock. Each Performance Award granted to one or more Participants shall have its own terms and conditions.

If the Committee determines, in its sole discretion, that the established performance measures or objectives are no longer suitable because of a change in the Company’s business, operations, corporate structure, or for other reasons that the Committee deemed satisfactory, the Committee may modify the performance measures or objectives and/or the performance period.

(b) Performance Awards may be valued by reference to the Fair Market Value of a share of Common Stock or according to any formula or method deemed appropriate by the Committee, in its sole discretion, including, but not limited to, achievement of Performance Goals or other specific financial, production, sales or cost performance objectives that the Committee believes to be relevant to the Company’s business and/or remaining in the employ of the Company or a Subsidiary for a specified period of time. Performance Awards may be paid in cash, shares of Common Stock, or other consideration, or any combination thereof. If payable in shares of Common Stock, the consideration for the issuance of such shares may be the achievement of the performance objective established at the time of the grant of the Performance Award. Performance Awards may be payable in a single payment or in installments and may be payable at a specified date or dates or upon attaining the performance objective. The extent to which any applicable performance objective has been achieved shall be conclusively determined by the Committee.

6.8 Dividend Equivalent Rights. The Committee may grant a Dividend Equivalent Right to any Participant, either as a component of another Award or as a separate Award. The terms and conditions of the Dividend Equivalent Right shall be specified by the grant. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Common Stock (which may thereafter accrue additional dividend equivalents). Any such reinvestment shall be at the Fair Market Value at the time thereof. Dividend Equivalent Rights may be settled in cash or shares of Common Stock, or a combination thereof, in a single payment or in installments. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other Award; provided that (a) any Dividend Equivalent Rights with respect to such Award shall be withheld by the Company for the Participant’s account until such Award is vested, subject to such terms as determined by the Committee; and (b) such Dividend Equivalent Rights so withheld by the Company and attributable to any particular Award shall be distributed to such Participant in cash or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalent Rights, if applicable, upon vesting of the Award and if such Award is forfeited, the Participant shall have no right to such Dividend Equivalent Rights. No Dividend Equivalent Rights may be paid or granted with respect to any Stock Option or SAR.

6.9 Other Awards. The Committee may grant to any Participant other forms of Awards, based upon, payable in, or otherwise related to, in whole or in part, shares of Common Stock, if the Committee determines that such other form of Award is consistent with the purpose and restrictions of this Plan. The terms and conditions of such other form of Award shall be specified by the grant. Such Other Awards may be granted for no cash consideration, for such minimum consideration as may be required by Applicable Law, or for such other consideration as may be specified by the grant.

6.10 Performance Goals. Awards (whether relating to cash or shares of Common Stock) under the Plan may be made subject to the attainment of Performance Goals relating to one or more business criteria which may consist of one or more or any combination of the following criteria: cash flow; cost; revenues; sales; ratio of debt to debt plus equity; net borrowing, credit quality or debt ratings; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; gross margin; earnings per share (whether on a pre-tax, after-tax, operational or other basis); operating earnings; capital expenditures; expenses or expense levels; economic value added; ratio of operating earnings to capital spending or any other operating ratios; free cash flow; net profit; net sales; net asset value per share; the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions; sales growth; price of the Company’s Common Stock; return on assets, equity or stockholders’ equity; market share; inventory levels, inventory turn or shrinkage; total return to stockholders; or any other criteria determined by the Committee (“Performance Criteria”). Any Performance Criteria may be used to measure the performance of the Company as a whole or any business unit of the Company and may be measured relative to a peer group or index. Any Performance Criteria may include or exclude (a) events that are of an unusual nature or indicate infrequency of occurrence, (b) gains or losses on the disposition of a business, (c) changes in tax or accounting regulations or laws, (d) the effect of a merger or acquisition, as identified in the Company’s quarterly and annual earnings releases, or (e) other similar occurrences. In all other respects, Performance Criteria shall be calculated in accordance with the Company’s financial statements, under generally accepted accounting principles, or under a methodology established by the Committee prior to the issuance of an Award which is consistently applied and identified in the audited financial statements, including footnotes, or the Compensation Discussion and Analysis section of the Company’s annual report.

6.11 Tandem Awards. The Committee may grant two or more Incentives in one Award in the form of a “Tandem Award,” so that the right of the Participant to exercise one Incentive shall be canceled if, and to the extent, the other Incentive is exercised. For example, if a Stock Option and a SAR are issued in a Tandem Award, and the Participant exercises the SAR with respect to one hundred (100) shares of Common Stock, the right of the Participant to exercise the related Stock Option shall be canceled to the extent of one hundred (100) shares of Common Stock.

6.12 No Repricing of Stock Options or SARs. The Committee may not “reprice” any Stock Option or SAR without stockholder approval. For purposes of this Section 6.12, “reprice” means any of the following or any other action that has the same effect: (a) amending a Stock Option or SAR to reduce its exercise price or base price, (b) canceling a Stock Option or SAR at a time when its exercise price or base price exceeds the Fair Market Value of a share of Common Stock in exchange for cash or a Stock Option, SAR, award of Restricted Stock or other equity award, or (c) taking any other action that is treated as a repricing under generally accepted accounting principles, provided that nothing in this Section 6.12 shall prevent the Committee from making adjustments pursuant to Article 11, from exchanging or cancelling Incentives pursuant to Article 12, or substituting Incentives in accordance with Article 14.

6.13 Recoupment for Restatements. Notwithstanding any other language in this Plan to the contrary, the Company may recoup all or any portion of any shares or cash paid to a Participant in connection with an Award, in the event of a restatement of the Company’s financial statements as set forth in the Company’s clawback policy, if any, approved by the Company’s Board from time to time.

Article 7.
AWARD PERIOD; VESTING

7.1 Award Period. Subject to the other provisions of this Plan, the Committee may, in its discretion, provide that an Incentive may not be exercised in whole or in part for any period or periods of time or beyond any date specified in the Award Agreement. Except as provided in the Award Agreement, an Incentive may be exercised in whole or in part at any time during its term. The Award Period for an Incentive shall be reduced or terminated upon Termination of Service. No Incentive granted under the Plan may be exercised at any time after the end of its Award Period. No portion of any Incentive may be exercised after the expiration of ten (10) years from its Date of Grant. However, if an Employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company (or any parent or Subsidiary) and an Incentive Stock Option is granted to such Employee, the term of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no more than five (5) years from the Date of Grant.

7.2 Vesting. The Committee, in its sole discretion, may determine that an Incentive will be immediately vested in whole or in part, or that all or any portion may not be vested until a date, or dates, subsequent to its Date of Grant, or until the occurrence of one or more specified events, subject in any case to the terms of the Plan. If the Committee imposes conditions upon vesting, then, subsequent to the Date of Grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the Incentive may be vested.

Article 8.
EXERCISE OR CONVERSION OF INCENTIVE

8.1 In General. A vested Incentive may be exercised or converted, during its Award Period, subject to limitations and restrictions set forth in the Award Agreement.

8.2 Securities Law and Exchange Restrictions. In no event may an Incentive be exercised or shares of Common Stock issued pursuant to an Award if a necessary listing or quotation of the shares of Common Stock on a stock exchange or inter-dealer quotation system or any registration under state or federal securities laws required under the circumstances has not been accomplished.

8.3 Exercise of Stock Option.

(a) In General. If a Stock Option is exercisable prior to the time it is vested, the Common Stock obtained on the exercise of the Stock Option shall be Restricted Stock which is subject to the applicable provisions of the Plan and the Award Agreement. If the Committee imposes conditions upon exercise, then subsequent to the Date of Grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the Stock Option may be exercised. No Stock Option may be exercised for a fractional share of Common Stock. The granting of a Stock Option shall impose no obligation upon the Participant to exercise that Stock Option.

(b) Notice and Payment. Subject to such administrative regulations as the Committee may from time to time adopt, a Stock Option may be exercised by the delivery of written notice to the Company (in accordance with the notice provisions in the Participant’s Award Agreement) setting forth the number of shares of Common Stock with respect to which the Stock Option is to be exercised (the “Exercise Notice”) and the date of exercise thereof (the “Exercise Date”) with respect to any Stock Option shall be the date that the Participant has delivered both the Exercise Notice and consideration to the Company with a value equal to the total Option Price of the shares to be purchased (plus any employment tax withholding or other tax payment due with respect to such Award), payable as provided in the Award Agreement, which may provide for payment in any one or more of the following ways: (i) cash or check, bank draft, or money order payable to the order of the Company, (ii) Common Stock (including Restricted Stock) owned by the Participant on the Exercise Date, valued at its Fair Market Value on the Exercise Date, and which the Participant has not acquired from the Company within six (6) months prior to the Exercise Date, (iii) by delivery (including by fax or electronic transmission) to the Company or its designated agent of an executed irrevocable option exercise form (or, to the extent permitted by the Company, exercise instructions, which may be communicated in writing, telephonically, or electronically) together with irrevocable instructions from the Participant to a broker or dealer, reasonably acceptable to the Company, to sell certain of the shares of Common Stock purchased upon exercise of the Stock Option or to pledge such shares as collateral for a loan and promptly deliver to the Company the amount of sale or loan proceeds necessary to pay such purchase price, (iv) by requesting the Company to withhold the number of shares otherwise deliverable upon exercise of the Stock Option by the number of shares of Common Stock having an aggregate Fair Market Value equal to the aggregate Option Price at the time of exercise (i.e., a cashless net exercise), and/or (v) in any other form of valid consideration that is acceptable to the Committee in its sole discretion. In the event that shares of Restricted Stock are tendered as consideration for the exercise of a Stock Option, a number of shares of Common Stock issued upon the exercise of the Stock Option equal to the number of shares of Restricted Stock used as consideration therefor shall be subject to the same restrictions and provisions as the Restricted Stock so tendered. If the Participant fails to deliver the consideration described in this Section 8.3(b) within three (3) business days of the date of the Exercise Notice, then the Exercise Notice shall be null and void and the Company will have no obligation to deliver any shares of Common Stock to the Participant in connection with such Exercise Notice.

(c) Issuance of Certificate. Except as otherwise provided in Section 6.4 hereof (with respect to shares of Restricted Stock) or in the applicable Award Agreement, upon payment of all amounts due from the Participant, the Company shall cause the Common Stock then being purchased to be registered in the Participant’s name (or the person exercising the Participant’s Stock Option in the event of the Participant’s death), but shall not issue certificates for the Common Stock unless the Participant or such other person requests delivery of the certificates for the Common Stock, in writing in accordance with the procedures established by the Committee. The Company shall deliver certificates to the Participant (or the person exercising the Participant’s Stock Option in the event of the Participant’s death) as soon as administratively practicable following the Company’s receipt of a written request from the Participant or such other person for delivery of the certificates. Notwithstanding the forgoing, if the Participant has exercised an Incentive Stock Option, the Company may at its option place a transfer restriction on any electronically registered shares (or if a physical certificate is issued to the Participant, retain physical possession of the certificate evidencing the shares acquired upon exercise) until the expiration of the holding periods described in Section 422(a)(1) of the Code. Any obligation of the Company to deliver shares of Common Stock shall, however, be subject to the condition that, if at any time the Committee shall determine in its discretion that the listing, registration, or qualification of the Stock Option or the Common Stock upon any securities exchange or inter-dealer quotation system or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary as a condition of, or in connection with, the Stock Option or the issuance or purchase of shares of Common Stock thereunder, the Stock Option may not be exercised in whole or in part unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not reasonably acceptable to the Committee.

(d) Failure to Pay. Except as may otherwise be provided in an Award Agreement, if the Participant fails to pay for any of the Common Stock specified in such notice or fails to accept delivery thereof, that portion of the Participant’s Stock Option and right to purchase such Common Stock may be forfeited by the Participant.

8.4 SARs. Subject to the conditions of this Section 8.4 and such administrative regulations as the Committee may from time to time adopt, a SAR may be exercised by the delivery (including by fax) of written notice to the Committee setting forth the number of shares of Common Stock with respect to which the SAR is to be exercised and the Exercise Date thereof which shall be at least three (3) days after giving such notice unless an earlier time shall have been mutually agreed upon. Subject to the terms of the Award Agreement and only if permissible under Section 409A of the Code and the regulations or other guidance issued thereunder (or, if not so permissible, at such time as permitted by Section 409A of the Code and the regulations or other guidance issued thereunder), the Participant shall receive from the Company in exchange therefor in the discretion of the Committee, and subject to the terms of the Award Agreement:

(a) cash in an amount equal to the excess (if any) of the Fair Market Value (as of the Exercise Date, or if provided in the Award Agreement, conversion, of the SAR) per share of Common Stock over the SAR Price per share specified in such SAR, multiplied by the total number of shares of Common Stock of the SAR being surrendered;

(b) that number of shares of Common Stock having an aggregate Fair Market Value (as of the Exercise Date, or if provided in the Award Agreement, conversion, of the SAR) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional share interests; or

(c) the Company may settle such obligation in part with shares of Common Stock and in part with cash.

The distribution of any cash or Common Stock pursuant to the foregoing sentence shall be made at such time as set forth in the Award Agreement.

8.5 Disqualifying Disposition of Incentive Stock Option. If shares of Common Stock acquired upon exercise of an Incentive Stock Option are disposed of by a Participant prior to the expiration of either two (2) years from the Date of Grant of such Stock Option or one (1) year from the transfer of shares of Common Stock to the Participant pursuant to the exercise of such Stock Option, or in any other disqualifying disposition within the meaning of Section 422 of the Code, such Participant shall notify the Company in writing of the date and terms of such disposition. A disqualifying disposition by a Participant shall not affect the status of any other Stock Option granted under the Plan as an Incentive Stock Option within the meaning of Section 422 of the Code.

Article 9.
AMENDMENT OR DISCONTINUANCE

9.1 Subject to the limitations set forth in this Article 9, the Board may at any time and from time to time, without the consent of the Participants, alter, amend, revise, suspend, or discontinue the Plan in whole or in part; provided, however, that no amendment for which stockholder approval is required either (a) by any securities exchange or inter-dealer quotation system on which the Common Stock is listed or traded or (b) in order for the Plan and Incentives awarded under the Plan to continue to comply with Sections 421 and 422 of the Code, including any successors to such Sections, or other Applicable Law, shall be effective unless such amendment shall be approved by the requisite vote of the stockholders of the Company entitled to vote thereon. Any such amendment shall, to the extent deemed necessary or advisable by the Committee, be applicable to any outstanding Incentives theretofore granted under the Plan, notwithstanding any contrary provisions contained in any Award Agreement. In the event of any such amendment to the Plan, the holder of any Incentive outstanding under the Plan shall, upon request of the Committee and as a condition to the exercisability thereof, execute a conforming amendment in the form prescribed by the Committee to any Award Agreement relating thereto. Notwithstanding anything contained in this Plan to the contrary, unless required by law, no action contemplated or permitted by this Article 9 shall adversely affect any rights of Participants or obligations of the Company to Participants with respect to any Incentive theretofore granted under the Plan without the consent of the affected Participant.

Article 10.
TERM

The Plan shall be effective as of the Effective Date, and, unless sooner terminated by action of the Board, the Plan will terminate on the tenth anniversary of the Effective Date, but Incentives granted before that date will continue to be effective in accordance with their terms and conditions.

Article 11.
CAPITAL ADJUSTMENTS

In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event affects the fair value of an Award, then the Committee shall adjust any or all of the following so that the fair value of the Award immediately after the transaction or event is equal to the fair value of the Award immediately prior to the transaction or event (a) the number of shares and type of Common Stock (or the securities or property) which thereafter may be made the subject of Awards, (b) the number of shares and type of Common Stock (or other securities or property) subject to outstanding Awards, (c) the Option Price of each outstanding Award, (d) the amount, if any, the Company pays for forfeited shares of Common Stock in accordance with Section 6.4, and (e) the number of or SAR Price of shares of Common Stock then subject to outstanding SARs previously granted and unexercised under the Plan, to the end that the same proportion of the Company’s issued and outstanding shares of Common Stock in each instance shall remain subject to exercise at the same aggregate SAR Price; provided, however, that the number of shares of Common Stock (or other securities or property) subject to any Award shall always be a whole number. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the Plan or any Stock Option to violate Section 422 of the Code or Section 409A of the Code. Such adjustments shall be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which the Company is subject.

Upon the occurrence of any such adjustment, the Company shall provide notice to each affected Participant of its computation of such adjustment which shall be conclusive and shall be binding upon each such Participant.

Article 12.
RECAPITALIZATION, MERGER AND CONSOLIDATION

12.1 No Effect on Company’s Authority. The existence of this Plan and Incentives granted hereunder shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company’s capital structure and its business, or any Change in Control, or any merger or consolidation of the Company, or any issuance of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Common Stock or the rights thereof (or any rights, options, or warrants to purchase same), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

12.2 Conversion of Incentives Where Company Survives. Subject to any required action by the stockholders and except as otherwise provided by Section 12.4 hereof or as may be required to comply with Section 409A of the Code and the regulations or other guidance issued thereunder, if the Company shall be the surviving or resulting corporation in any merger, consolidation or share exchange, any Incentive granted hereunder shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a holder of the number of shares of Common Stock subject to the Incentive would have been entitled.

12.3 Exchange or Cancellation of Incentives Where Company Does Not Survive. Except as otherwise provided by Section 12.4 hereof or as may be required to comply with Section 409A of the Code and the regulations or other guidance issued thereunder, in the event of any merger, consolidation or share exchange pursuant to which the Company is not the surviving or resulting corporation, there shall be substituted for each share of Common Stock subject to the unexercised portions of outstanding Incentives, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company which were distributed or distributable to the stockholders of the Company in respect to each share of Common Stock held by them, such outstanding Incentives to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms.

12.4 Cancellation of Incentives. Notwithstanding the provisions of Sections 12.2 and 12.3 hereof, and except as may be required to comply with Section 409A of the Code and the regulations or other guidance issued thereunder, all Incentives granted hereunder may be canceled by the Company, in its sole discretion, as of the effective date of any Change in Control, merger, consolidation or share exchange, or any issuance of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Common Stock or the rights thereof (or any rights, options, or warrants to purchase same), or of any proposed sale of all or substantially all of the assets of the Company, or of any dissolution or liquidation of the Company, by either:

(a) giving notice to each holder thereof or such holder’s personal representative of its intention to cancel those Incentives for which the issuance of shares of Common Stock involved payment by the Participant for such shares, and permitting the purchase during the thirty (30) day period next preceding such effective date of any or all of the shares of Common Stock subject to such outstanding Incentives, including in the Board’s discretion some or all of the shares as to which such Incentives would not otherwise be vested and exercisable; or

(b) in the case of Incentives that are either (i) settled only in shares of Common Stock, or (ii) at the election of the Participant, settled in shares of Common Stock, paying the holder thereof an amount equal to a reasonable estimate of the difference between the net amount per share payable in such transaction or as a result of such transaction, and the price per share of such Incentive to be paid by the Participant (hereinafter the “Spread”), multiplied by the number of shares subject to the Incentive. In cases where the shares constitute, or would after exercise, constitute Restricted Stock, the Company, in its discretion, may include some or all of those shares in the calculation of the amount payable hereunder. In estimating the Spread, appropriate adjustments to give effect to the existence of the Incentives shall be made, such as deeming the Incentives to have been exercised, with the Company receiving the exercise price payable thereunder, and treating the shares receivable upon exercise of the Incentives as being outstanding in determining the net amount per share. In cases where the proposed transaction consists of the acquisition of assets of the Company, the net amount per share shall be calculated on the basis of the net amount receivable with respect to shares of Common Stock upon a distribution and liquidation by the Company after giving effect to expenses and charges, including but not limited to taxes, payable by the Company before such liquidation could be completed.

An Award that by its terms would be fully vested or exercisable upon a Change in Control will be considered vested or exercisable for purposes of Section 12.4(a) hereof.

Article 13.
LIQUIDATION OR DISSOLUTION

Subject to Section 12.4 hereof, in case the Company shall, at any time while any Incentive under this Plan shall be in force and remain unexpired, (a) sell all or substantially all of its property, or (b) dissolve, liquidate, or wind up its affairs, then each Participant shall be entitled to receive, in lieu of each share of Common Stock of the Company which such Participant would have been entitled to receive under the Incentive, the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each share of Common Stock of the Company. If the Company shall, at any time prior to the expiration of any Incentive, make any partial distribution of its assets, in the nature of a partial liquidation, whether payable in cash or in kind (but excluding the distribution of a cash dividend payable out of earned surplus and designated as such) and an adjustment is determined by the Committee to be appropriate to prevent the dilution of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, make such adjustment in accordance with the provisions of Article 11 hereof.

Article 14.
INCENTIVES IN SUBSTITUTION FOR
INCENTIVES GRANTED BY OTHER ENTITIES

Incentives may be granted under the Plan from time to time in substitution for similar instruments held by employees, independent contractors or directors of a corporation, partnership, or limited liability company who become or are about to become Employees, Contractors or Outside Directors of the Company or any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company, the acquisition by the Company of equity of the employing entity, or any other similar transaction pursuant to which the Company becomes the successor employer. The terms and conditions of the substitute Incentives so granted may vary from the terms and conditions set forth in this Plan to such extent as the Committee at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the incentives in substitution for which they are granted.

Article 15.
MISCELLANEOUS PROVISIONS

15.1 Investment Intent. The Company may require that there be presented to and filed with it by any Participant under the Plan, such evidence as it may deem necessary to establish that the Incentives granted or the shares of Common Stock to be purchased or transferred are being acquired for investment and not with a view to their distribution.

15.2 No Right to Continued Employment. Neither the Plan nor any Incentive granted under the Plan shall confer upon any Participant any right with respect to continuance of employment by the Company or any Subsidiary.

15.3 Indemnification of Board and Committee. No member of the Board or the Committee, nor any officer or Employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board and the Committee, each officer of the Company, and each Employee of the Company acting on behalf of the Board or the Committee shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation to the fullest extent provided by law. Except to the extent required by any unwaiveable requirement under Applicable Law, no member of the Board or the Committee (and no Subsidiary of the Company) shall have any duties or liabilities, including, without limitation, any fiduciary duties, to any Participant (or any Person claiming by and through any Participant) as a result of this Plan, any Award Agreement or any Claim arising hereunder and, to the fullest extent permitted under Applicable Law, each Participant (as consideration for receiving and accepting an Award Agreement) irrevocably waives and releases any right or opportunity such Participant might have to assert (or participate or cooperate in) any Claim against any member of the Board or the Committee and any Subsidiary of the Company arising out of this Plan.

15.4 Effect of the Plan. Neither the adoption of this Plan nor any action of the Board or the Committee shall be deemed to give any person any right to be granted an Award or any other rights except as may be evidenced by an Award Agreement, or any amendment thereto, duly authorized by the Committee and executed on behalf of the Company, and then only to the extent and upon the terms and conditions expressly set forth therein.

15.5 Compliance with Other Laws and Regulations. Notwithstanding anything contained herein to the contrary, the Company shall not be required to sell or issue shares of Common Stock under any Incentive if the issuance thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or inter-dealer quotation system or other forum in which shares of Common Stock are quoted or traded (including, without limitation, Section 16 of the Exchange Act); and, as a condition of any sale or issuance of shares of Common Stock under an Incentive, the Committee may require such agreements or undertakings, if any, as the Committee may deem necessary or advisable to assure compliance with any such law or regulation. The Plan, the grant and exercise of Incentives hereunder, and the obligation of the Company to sell and deliver shares of Common Stock, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required.

15.6 Foreign Participation. To assure the viability of Awards granted to Participants employed in foreign countries, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Committee approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country.

15.7 Tax Requirements. The Company or, if applicable, any Subsidiary (for purposes of this Section 15.7, the term “Company” shall be deemed to include any applicable Subsidiary), shall have the right to deduct from all amounts paid in cash or other form in connection with the Plan, any federal, state, local, or other taxes required by law to be withheld in connection with an Award granted under this Plan. The Company may, in its sole discretion, also require the Participant receiving shares of Common Stock issued under the Plan to pay the Company the amount of any taxes that the Company is required to withhold in connection with the Participant’s income arising with respect to the Award. Such payments shall be required to be made when requested by the Company and may be required to be made prior to the delivery of any certificate representing shares of Common Stock. Such payment may be made by (a) the delivery of cash to the Company in an amount that equals or exceeds (to avoid the issuance of fractional shares under (c) below) the required tax withholding obligations of the Company; (b) if the Company, in its sole discretion, so consents in writing, the actual delivery by the exercising Participant to the Company of shares of Common Stock that the Participant has not acquired from the Company within six (6) months prior to the date of exercise, which shares so delivered have an aggregate Fair Market Value that equals or exceeds (to avoid the issuance of fractional shares under (c) below) the required tax withholding payment; (c) if the Company, in its sole discretion, so consents in writing, the Company’s withholding of a number of shares to be delivered upon the vesting or exercise of the Award, which shares so withheld have an aggregate Fair Market Value that equals (but does not exceed) the required tax withholding payment; or (d) any combination of (a), (b), or (c). The Company may, in its sole discretion, withhold any such taxes from any other cash remuneration otherwise paid by the Company to the Participant. The Committee may in the Award Agreement impose any additional tax requirements or provisions that the Committee deems necessary or desirable.

15.8 Assignability. Incentive Stock Options may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Participant only by the Participant or the Participant’s legally authorized representative, and each Award Agreement in respect of an Incentive Stock Option shall so provide. The designation by a Participant of a beneficiary will not constitute a transfer of the Stock Option. The Committee may waive or modify any limitation contained in the preceding sentences of this Section 15.8 that is not required for compliance with Section 422 of the Code.

Except as otherwise provided herein, Awards may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Committee may, in its discretion, authorize all or a portion of an Award to be granted to a Participant on terms which permit transfer by such Participant to (a) the spouse (or former spouse), children or grandchildren of the Participant (“Immediate Family Members”), (b) a trust or trusts for the exclusive benefit of such Immediate Family Members, (c) a partnership in which the only partners are (1) such Immediate Family Members and/or (2) entities which are controlled by the Participant and/or Immediate Family Members, (d) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision, or (e) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (x) there shall be no consideration for any such transfer, (y) the Award Agreement pursuant to which such Award is granted must be approved by the Committee and must expressly provide for transferability in a manner consistent with this Section 15.8, and (z) subsequent transfers of transferred Award shall be prohibited except those by will or the laws of descent and distribution.

Following any transfer, any such Award shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of Articles 8, 9, 11, 13 and 15 hereof the term “Participant” shall be deemed to include the transferee. The events of Termination of Service shall continue to be applied with respect to the original Participant, following which the Award shall be transferable, exercisable or convertible by the transferee only to the extent and for the periods specified in the Award Agreement. The Committee and the Company shall have no obligation to inform any transferee of an Award of any expiration, termination, lapse or acceleration of such Stock Option or SAR. The Company shall have no obligation to register with any federal or state securities commission or agency any Common Stock issuable or issued under an Award that has been transferred by a Participant under this Section 15.8.

15.9 Use of Proceeds. Proceeds from the sale of shares of Common Stock pursuant to Incentives granted under this Plan shall constitute general funds of the Company.

15.10 Legend. Each certificate representing shares of Restricted Stock issued to a Participant shall bear the following legend, or a similar legend deemed by the Company to constitute an appropriate notice of the provisions hereof (any such certificate not having such legend shall be surrendered upon demand by the Company and so endorsed):

On the face of the certificate:

“Transfer of this stock is restricted in accordance with conditions printed on the reverse of this certificate.”

On the reverse:

“The shares of stock evidenced by this certificate are subject to and transferable only in accordance with that certain REalloys Inc. 2025 Long-Term Incentive Plan, a copy of which is on file at the principal office of the Company in Dallas, Texas. No transfer or pledge of the shares evidenced hereby may be made except in accordance with and subject to the provisions of said Plan. By acceptance of this certificate, any holder, transferee or pledgee hereof agrees to be bound by all of the provisions of said Plan.”

The following legend shall be inserted on a certificate evidencing Common Stock issued under the Plan if the shares were not issued in a transaction registered under the applicable federal and state securities laws:

“Shares of stock represented by this certificate have been acquired by the holder for investment and not for resale, transfer or distribution, have been issued pursuant to exemptions from the registration requirements of applicable state and federal securities laws, and may not be offered for sale, sold or transferred other than pursuant to effective registration under such laws, or in transactions otherwise in compliance with such laws, and upon evidence satisfactory to the Company of compliance with such laws, as to which the Company may rely upon an opinion of counsel satisfactory to the Company.”

15.11 Governing Law. The Plan shall be governed by, construed, and enforced in accordance with the laws of the State of Nevada (excluding any conflict of laws, rule or principle of Nevada law that might refer the governance, construction, or interpretation of this Plan to the laws of another state). A Participant’s sole remedy for any Claim shall be against the Company, and no Participant shall have any claim or right of any nature against any Subsidiary of the Company or any stockholder or existing or former director, officer or Employee of the Company or any Subsidiary of the Company. The individuals and entities described above in this Section 15.11 (other than the Company) shall be third-party beneficiaries of this Plan for purposes of enforcing the terms of this Section 15.11.

A copy of this Plan shall be kept on file in the principal office of the Company in Dallas, Texas.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed as of [●], 2025, by its Chief Executive Officer pursuant to prior action taken by the Board.

REALLOYS INC.

By:

Name:

Title:	Chief Executive Officer

ANNEX C

BLACKBOXSTOCKS REVERSE STOCK SPLIT CHARTER AMENDMENT

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

# Profit Corporation:
## Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
## Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
## Officer's Statement (PURSUANT TO NRS 80.030)

**TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT**

| | |
|---|---|
| **1. Entity information:** | Name of entity as on file with the Nevada Secretary of State:<br>BLACKBOXSTOCKS INC.<br>Entity or Nevada Business Identification Number (NVID): NV20111633109 |
| **2. Restated or Amended and Restated Articles:** (Select one)<br>(If amending and restating only, complete section 1,2 3, 5 and 6) | ☐ Certificate to Accompany Restated Articles or Amended and Restated Articles<br>☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ____<br>The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.<br>☐ Amended and Restated Articles<br>* Restated or Amended and Restated Articles must be included with this filing type. |
| **3. Type of Amendment Filing Being Completed:** (Select only one box)<br>(If amending, complete section 1, 3, 5 and 6.) | ☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)<br>The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☐ incorporators ☐ board of directors<br>The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued |
| | ☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)<br>The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: ____<br>Or ☐ No action by stockholders is required, name change only. |
| | ☐ Officer's Statement (foreign qualified entities only) -<br>Name in home state, if using a modified name in Nevada: ____<br>Jurisdiction of formation: ____<br>Changes to takes the following effect:<br>☐ The entity name has been amended. ☐ Dissolution<br>☐ The purpose of the entity has been amended. ☐ Merger<br>☐ The authorized shares have been amended. ☐ Conversion<br>☐ Other: (specify changes) ____<br>* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation. |

This form must be accompanied by appropriate fees.

Page 1 of 2
Revised: 9/1/2023

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

# Profit Corporation:
## Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
## Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
## Officer's Statement (PURSUANT TO NRS 80.030)

| | |
|---|---|
| **4. Effective Date and Time:** (Optional) | Date: Time: <br>(must not be later than 90 days after the certificate is filed) |
| **5. Information Being Changed:** (Domestic corporations only) | Changes to takes the following effect:<br>☐ The entity name has been amended.<br>☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)<br>☐ The purpose of the entity has been amended.<br>☐ The authorized shares have been amended.<br>☐ The directors, managers or general partners have been amended.<br>☐ IRS tax language has been added.<br>☐ Articles have been added.<br>☐ Articles have been deleted.<br>☒ Other.<br>The articles have been amended as follows: (provide article numbers, if available)<br>Article III is amended by adding the following: See Attachment A<br>(attach additional page(s) if necessary) |
| **6. Signature:** (Required) | X ______________________________ Signature of Officer or Authorized Signer — Title<br>X ______________________________ Signature of Officer or Authorized Signer — Title<br>*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof. |

**Please include any required or optional information in space below:**
(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.

Page 2 of 2
Revised: 9/1/2023

Attachment A

(Certificate of Amendment to Articles of Incorporation of Blackboxstocks Inc.)

As of the close of business on [●] (4:01 p.m. Eastern Daylight Time) (the “Reverse Split Date”), each [●] ([●]) share[s] of Common Stock issued and outstanding immediately prior to the Reverse Split Date (referred to in this paragraph as the “Old Common Stock”) automatically and without any action on the part of the holder thereof will be reclassified and changed into [●] ([●]) share[s] of new Common Stock, par value $0.001 per share (referred to in this paragraph as the “New Common Stock”), subject to the treatment of fractional share interests as described below. Each holder of a certificate or certificates that immediately prior to the Reverse Split Date represented outstanding shares of Old Common Stock (the “Old Certificates”) will be entitled to receive, upon surrender of such Old Certificates to the Company for cancellation, a certificate or certificates (the “New Certificates”, whether one or more) representing the number of whole shares (rounded up to the nearest whole share) of the New Common Stock into which and for which the shares of the Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. From and after the Reverse Split Date, Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof. No certificates or scrip representing fractional share interests in New Common Stock will be issued. In lieu of any such fractional shares of New Common Stock, each stockholder with a fractional share will be entitled to receive, upon surrender of Old Certificates to the Company for cancellation, a New Certificate representing the number of shares such stockholder would otherwise be entitled to rounded up to the next whole share. If more than one Old Certificate shall be surrendered at one time for the account of the same stockholder, the number of full shares of New Common Stock for which New Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Certificates so surrendered. In the event that the Company determines that a holder of Old Certificates has not tendered all his, her or its certificates for exchange, the Company shall carry forward any fractional shares until all certificates of that holder have been presented for exchange. The Old Certificates surrendered for exchange shall be properly endorsed and otherwise in proper form for transfer. From and after the Reverse Split Date, the amount of capital represented by the shares of the New Common Stock into which and for which the shares of the Old Common Stock are reclassified under the terms hereof shall be an amount equal to the product of the number of issued and outstanding shares of New Common Stock and the $0.001 par value of each such share.

ANNEX D

BLACKBOXSTOCKS AUTHORIZED SHARE INCREASE CHARTER AMENDMENT

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

# Profit Corporation:
## Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
## Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
## Officer's Statement (PURSUANT TO NRS 80.030)

**4. Effective Date and Time:** (Optional)

Date: ______ Time: ______

(must not be later than 90 days after the certificate is filed)

**5. Information Being Changed:** (Domestic corporations only)

Changes to takes the following effect:

- ☐ The entity name has been amended.
- ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)
- ☐ The purpose of the entity has been amended.
- ☒ The authorized shares have been amended.
- ☐ The directors, managers or general partners have been amended.
- ☐ IRS tax language has been added.
- ☐ Articles have been added.
- ☐ Articles have been deleted.
- ☐ Other.

The articles have been amended as follows: (provide article numbers, if available)

Article III is amended and restated to read as set forth in Attachment A.

(attach additional page(s) if necessary)

**6. Signature:** (Required)

X ______________________________ Title: ______
Signature of Officer or Authorized Signer

X ______________________________ Title: ______
Signature of Officer or Authorized Signer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

**Please include any required or optional information in space below:**
(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.

Page 2 of 2
Revised: 9/1/2023

Attachment A

(Certificate of Amendment to Articles of Incorporation of Blackboxstocks Inc.)

ARTICLE III CAPITAL STOCK

The total number of shares of all classes of capital stock which the Company shall have authority to issue is [●] shares (“Capital Stock”). The classes and the aggregate number of shares of each class of Capital Stock that the Company shall have authority to issue are as follows: [●] shares of common stock, $0.001 par value (“Common Stock”); and [●] shares of preferred stock, $0.001 par value (“Preferred Stock”). The shares of Preferred Stock may be issued from time to time in one or more classes or series as may from time to time be determined by the board of directors. Each such class or series shall be distinctly designated. All shares of any one class or series of the Preferred Stock shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative. The voting powers, designations, preferences, limitations, restrictions and relative rights thereof, if any, may differ from those of any and all other series at any time outstanding. The board of directors of this Corporation is hereby expressly granted authority to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular class or series of Preferred Stock, the number of shares, voting powers, designations, preferences, limitations, restrictions and relative rights of each such class or series.

ANNEX E

SECTION 92A.300 TO 92A.500 OF THE NRS

RIGHTS OF DISSENTING OWNERS

NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

(Added to NRS by 1995, 2086; A 2023, 382)

NRS 92A.303 “Advance notice statement” defined. “Advance notice statement” when used in reference to a proposed corporate action creating dissenter’s rights that is taken or submitted for approval pursuant to a written consent of the stockholders or taken without a vote of the stockholders, means written notice of the proposed corporate action sent by the subject corporation to all stockholders of record entitled to assert dissenter’s rights if the corporate action is effectuated. Such notice must:

1. Be sent not later than 20 days before the effective date of the proposed corporate action;

2. Identify the proposed corporate action;

3. Provide that a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares must deliver a statement of intent to the subject corporation and set a date by which the subject corporation must receive the statement of intent, which may not be less than 15 days after the date the notice is sent, and state that the stockholder shall be deemed to have waived the right to assert dissenter’s rights with respect to the shares unless the statement of intent is received by the subject corporation by such specified date; and

4. Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

(Added to NRS by 2023, 380)

NRS 92A.305 “Beneficial stockholder” defined. “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

(Added to NRS by 1995, 2087)

NRS 92A.310 “Corporate action” defined. “Corporate action” means the action of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.315 “Dissenter” defined. “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

(Added to NRS by 1995, 2087; A 1999, 1631)

NRS 92A.320 “Fair value” defined. “Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

1. Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3. Without discounting for lack of marketability or minority status.

(Added to NRS by 1995, 2087; A 2009, 1720)

NRS 92A.323 “Statement of intent” defined. “Statement of intent” when used in reference to a proposed corporate action creating dissenter’s rights, means written notice of a stockholder’s intent to assert dissenter’s rights and demand payment for the stockholder’s shares if the corporate action is effectuated.

(Added to NRS by 2023, 381)

NRS 92A.325 “Stockholder” defined. “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.330 “Stockholder of record” defined. “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

(Added to NRS by 1995, 2087)

NRS 92A.335 “Subject corporation” defined. “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

(Added to NRS by 1995, 2087)

NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

(Added to NRS by 1995, 2087; A 2009, 1721)

NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

(Added to NRS by 1995, 2088)

NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

(Added to NRS by 1995, 2088)

NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1. Except as otherwise provided in NRS 92A.370 and 92A.390 and subject to the limitation in paragraph (f), any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger;

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180; or

(3) If the domestic corporation is a constituent entity in a merger pursuant to NRS 92A.133.

(b) Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

(d) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(e) Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

(f) Any corporate action not described in this subsection pursuant to which the stockholder would be obligated, as a result of the corporate action, to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all the stockholder’s outstanding shares, except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207. A dissent pursuant to this paragraph applies only to the fraction of a share, and the stockholder is entitled only to obtain payment of the fair value of the fraction of a share.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, must not challenge the corporate action creating the entitlement unless the action is unlawful or constitutes or is the result of actual fraud against the stockholder or the domestic corporation.

3. Subject to the limitations in this subsection, from and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented. If a stockholder exercises the right to dissent with respect to a corporate action described in paragraph (f) of subsection 1, the restrictions of this subsection apply only to the shares to be converted into a fraction of a share and the dividends and distributions to those shares.

(Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189; 2005, 2204; 2007, 2438; 2009, 1721; 2011, 2814; 2019, 109)

NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger; shares of stock not issued and outstanding on date of first announcement of proposed action.

1. There is no right of dissent pursuant to paragraph (a), (b), (c) or (f) of subsection 1 of NRS 92A.380 in favor of stockholders of any class or series which is:

(a) A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

(b) Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

(c) Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 et seq., as amended, and which may be redeemed at the option of the holder at net asset value,

Ê unless the articles of incorporation of the corporation issuing the class or series or the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provide otherwise.

2. The applicability of subsection 1 must be determined as of:

(a) The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action otherwise requiring dissenter’s rights; or

(b) The day before the effective date of such corporate action if:

(1) There is no meeting of stockholders to act upon the corporate action otherwise requiring dissenter’s rights;

or

(2) The corporate action is a merger described in NRS 92A.133.

3. Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action to accept for such shares anything other than:

(a) Cash;

(b) Any security or other proprietary interest of any other entity, including, without limitation, shares, equity interests or contingent value rights, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective; or

(c) Any combination of paragraphs (a) and (b).

4. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5. There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

6. There is no right of dissent with respect to any share of stock that was not issued and outstanding on the date of the first announcement to the news media or to the stockholders of the terms of the proposed action requiring dissenter’s rights.

(Added to NRS by 1995, 2088; A 2009, 1722; 2013, 1285; 2019, 110, 2495; 2021, 1521)

NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2. A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a) Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

(Added to NRS by 1995, 2089; A 2009, 1723)

NRS 92A.410 Notification of stockholders regarding right of dissent.

1. If a proposed corporate action creating dissenter’s rights is submitted for approval pursuant to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenter’s rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those stockholders of record entitled to exercise dissenter’s rights.

2. If a corporate action creating dissenter’s rights is submitted for approval pursuant to a written consent of the stockholders or taken without a vote of the stockholders, the domestic corporation:

(a) May send an advance notice statement with respect to the proposed corporate action; and

(b) If the proposed corporate action is taken, the domestic corporation shall notify in writing all stockholders of record entitled to assert dissenter’s rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

(Added to NRS by 1995, 2089; A 1997, 730; 2009, 1723; 2013, 1286; 2019, 111; 2021, 1522)

NRS 92A.420 Prerequisites to demand for payment for shares.

1. If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a) Must deliver to the subject corporation, before the vote is taken, a statement of intent with respect to the proposed corporate action; and

(b) Must not vote, or cause or permit to be voted, any of the stockholder’s shares of such class or series in favor of the proposed corporate action.

2. If a proposed corporate action creating dissenter’s rights is taken without a vote of the stockholders or submitted for approval pursuant to a written consent of the stockholders, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a) If an advance notice statement is sent by the subject corporation pursuant to NRS 92A.410, must deliver a statement of intent with respect to any class or series of shares to the subject corporation by the date specified in the advance notice statement; and

(b) Must not consent to or approve the proposed corporate action with respect to such class or series.

3. A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2089; A 1999, 1631; 2005, 2204; 2009, 1723; 2013, 1286; 2021, 1523)

NRS 92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1. The subject corporation shall deliver a written dissenter’s notice to all stockholders of record entitled to assert dissenter’s rights in whole or in part, and any beneficial stockholder who has previously asserted dissenter’s rights pursuant to NRS 92A.400.

2. The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

(Added to NRS by 1995, 2089; A 2005, 2205; 2009, 1724; 2013, 1286)

NRS 92A.440 Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.

1. A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a) Demand payment;

(b) Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2. If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3. Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4. A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5. The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

(Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189; 2009, 1724)

NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

(Added to NRS by 1995, 2090; A 2009, 1725)

NRS 92A.460 Payment for shares: General requirements.

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the subject corporation’s principal office is located;

(b) If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c) At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

Ê The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares; and

(c) A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

(Added to NRS by 1995, 2090; A 2007, 2704; 2009, 1725; 2013, 1287)

NRS 92A.470 Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.

1. A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2. To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall notify the dissenters described in subsection 1:

(a) Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b) Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c) That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d) That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e) That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3. Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4. Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

(Added to NRS by 1995, 2091; A 2009, 1725; 2013, 1287)

NRS 92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1. A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2. A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

(Added to NRS by 1995, 2091; A 2009, 1726)

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1. If a demand for payment pursuant to NRS 92A.480 remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2. A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in this State, the right to dissent arose from a merger, conversion or exchange and the principal office of the surviving entity, resulting entity or the entity whose shares were acquired, whichever is applicable, is located in this State, it shall commence the proceeding in the county where the principal office of the surviving entity, resulting entity or the entity whose shares were acquired is located. In all other cases, if the principal office of the subject corporation is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

(Added to NRS by 1995, 2091; A 2007, 2705; 2009, 1727; 2011, 2815; 2013, 1288)

NRS 92A.500 Assessment of costs and fees in certain legal proceedings.

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of NRS 17.117 or N.R.C.P. 68.

(Added to NRS by 1995, 2092; A 2009, 1727; 2015, 2566; 2019, 276)

ANNEX F

FORM OF LOCK-UP AGREEMENT

F-1

FORM OF LOCK-UP AGREEMENT

[    ], 2025

REalloys Inc.

7280 W. Palmeto Park Rd.

Suite 302N

Boca Raton, FL 33433

Attn:  Tony Wonnacott, Corporate Secretary

Email:   corpsec@realloys.com

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement’’) understands that Blackboxstocks, Inc., a Nevada corporation (“Parent”), is entering into an Agreement and Plan of Merger, dated as of March 10, 2025 (as the same may be amended from time to time, the “Merger Agreement’’) with RABLBX Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Parent, and REalloys Inc. a Nevada corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including without limitation, shares of Parent Common Stock or such other securities of Parent which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise or vesting, as applicable, of a stock option or warrant or settlement of a restricted stock unit or restricted stock award and Parent Common Stock or such other securities to be issued to the undersigned in connection with the Merger, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian)) by the undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of Parent Common Stock or other securities, in cash or otherwise;

(3)  make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for shares of Parent Common Stock (other than such rights set forth in the Merger Agreement); or

(4) except for any support agreement entered into as of the date hereof by the undersigned with Parent and the Company, grant any proxies or powers of attorney with respect to any Parent Common Stock, deposit any Parent Common Stock into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Parent Common Stock; or

(5) publicly disclose the intention to do any of the foregoing.

Following the Restricted Period and for a period of 180 days after the Restricted Period (the “Leak-Out Period”), the undersigned may offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Unsigned Shares except the undersigned shall not be allowed to do any of the foregoing as it relates to more than 10% of the Undersigned’s Shares in any one (1) month.

F-2

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(i) (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares (D) by operation of Law, such as pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation, limited liability company or other entity, in each case, the beneficial ownership interests of all of which are held by or otherwise under common control (via beneficial ownership, contract or otherwise) with the undersigned or a Family Member of the undersigned;

(ii) if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that controls or manages, is under common control or management with, or is controlled or managed by, the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, current or former partners, members, stockholders or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with prior written consent of Parent (as constituted following the Closing); or

(iii) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to clauses (a)(i)(A), (a)(i)(E) or (a)(ii)(A) hereto) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed and if a filing pursuant to Section 16(a) of the Exchange Act is required, such filing shall describe the nature of the transfer or distribution;

(b) the exercise of an option to purchase shares of Parent Common Stock (including a net or cashless exercise of an option to purchase shares of Parent Common Stock ), and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) transfers to Parent in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Parent Common Stock, settled in shares of Parent Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(d) the establishment of a trading plan pursuant to Rule 10b5-l under the Exchange Act for the transfer of shares of Parent Common Stock; provided that such plan does not provide for any transfers of shares of Parent Common Stock during the Restricted Period or Leak-Out Period;

F-3

(e) the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(f) transfers, distributions, sales or other transactions by the undersigned of shares of Parent Common Stock purchased by the undersigned on the open market or in a public offering by Parent, in each case following the date of the Closing;

(g) transfers pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(h) transfers pursuant to an order of a court or regulatory agency;

(i) transfers by the undersigned of shares of Parent Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company, if any, purchased from the Company on or about the Closing Date but prior to the Closing; or

(j) transfers, distributions, sales or other transactions with the prior written consent of Parent (as constituted following the Closing);

provided, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock in connection with such transfer or disposition during the Restricted Period or Leak-Out Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Parent Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period or Leak-Out Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions to a person or group of affiliated persons, of the Parent’s voting securities if, after such transfer, the Parent’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of the Parent (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement, and that upon request, the undersigned will execute any additional documents reasonably necessary to ensure the validity or enforcement of this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

F-4

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent and the Company are proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to Parent and/or the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and/or the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Parent’s transfer agent representing the Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the State of Nevada, without regard to the conflict of Laws principles thereof. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state court of Nevada or, to the extent such court does not have subject matter jurisdiction, any federal court of Nevada, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) irrevocably and unconditionally waives the right to trial by jury. This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent, the Company and the undersigned by electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

F-5

The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned and the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

F-6

Accepted and Agreed by Blackboxstocks, Inc.

By:
Name:
Title:

Accepted and Agreed by REalloys, Inc.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

F-7

ANNEX G

FORM OF OPTION AGREEMENT

OPTION AGREEMENT

This Option Agreement (this “Agreement”), is made and entered as of [●], by and between Blackboxstocks, Inc., a Nevada corporation (the “Company”) and Gust Kepler (the “Stockholder”).

WHEREAS, the Company desires to have the right to purchase all of the shares (the “Shares”) of the Company’s Series A Convertible Preferred Stock (the “Company Series A Stock”) held by the Stockholder, and the Stockholder desires to grant such right to the Company, pursuant to the terms and conditions set forth herein; and

WHEREAS, the Stockholder desires to have the right to sell to the Company all of the Shares held by the Stockholder, and the Company desires to grant such right to the Stockholder, pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent covenants hereinafter set forth, the parties agree as follows:

1. Grant of Option.

(a) Right to Purchase. Subject to the terms and conditions of this Agreement and consummation of the Merger transaction contemplated by that certain Agreement and Plan of Merger dated March 10, 2025 (the “Merger Agreement”) by and among the Company, RABLBX Merger Sub Inc. and Realloys Inc., at any time on or after the Closing Date (as defined in the Merger Agreement) (the “Option Commencement Date”), the Company shall have the right (the “Call Right”), but not the obligation, to cause the Stockholder to sell all of the Shares to the Company for the Option Consideration (as defined in Section 2 of this Agreement).

(b) Right to Sell. Subject to the terms and conditions of this Agreement and consummation of the Merger contemplated by the Merger Agreement, at any time on or after the Option Commencement Date, the Stockholder shall have the right (the “Put Right,” and together with the Call Right, the “Option Rights”), but not the obligation, to cause the Company to purchase all of the Shares for the Option Consideration (as defined in Section 2 of this Agreement).

(c) Procedures.

(i) If either party desires to exercise its Option Right (the exercising party being the “Exercising Party”), the Exercising Party shall deliver to the other party (the “Option Obligor”) a written, unconditional, and irrevocable notice (the “Option Exercise Notice”) exercising the Option Right.

(ii) The Stockholder shall at the closing of any purchase consummated pursuant to this Section 1, represent and warrant to the Company that (A) the Stockholder has full right, title, and interest in and to the Shares, (B) the Stockholder has all the necessary power and authority and has taken all necessary action to sell such Shares as contemplated by this Section 1, and (C) the Shares are free and clear of any and all mortgages, pledges, security interests, options, rights of first offer, encumbrances, or other restrictions or limitations of any nature whatsoever other than those arising as a result of or under the terms of this Agreement.

(iii) The Company shall at the closing of any purchase consummated pursuant to this Section 1, represent and warrant to the Stockholder that (A) the Company and Blackbox Operating (hereinafter defined), individually and collectively, have all the necessary power and authority and has taken all necessary action to issue the Option Consideration as contemplated by this Section 1, and (C) the Option Consideration is issued by the Company, and upon issuance shall be free and clear of any and all mortgages, pledges, security interests, options, rights of first offer, encumbrances, or other restrictions or limitations of any nature whatsoever other than those arising as a result of or under the terms of this Agreement, and such Option Consideration upon issuance shall be fully paid and non-assessable.

(iv) The closing of any sale and transfer of Shares pursuant to this Section 1 shall take place no later than 5 Business Days following receipt by the Option Obligor of the Option Exercise Notice. The Company shall give the Stockholder at least 2 Business Days’ written notice of the date of closing (the “Option Right Closing Date”).

(d) Cooperation. The parties shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 1, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(e) Closing. At the closing of any transfer, sale and purchase pursuant to this Section 1, the Stockholder shall deliver to the Company a certificate or certificates representing the Shares to be sold (if any), accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against delivery by the Company to the Stockholder of a certificate or certificates representing the Option Consideration issued in the name of the Stockholder.

2. Option Consideration. In the event an Option Right is exercised hereunder, the purchase price per Share at which the Stockholder shall be required to sell the Shares (the “Option Consideration”) shall be equal to one (1) issued and outstanding share of Series A Convertible Preferred Stock (the “BXO Preferred Stock”) of Blackbox.io Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Blackbox Operating”) held by the Company.

3. Restrictive Covenants. Until such time as the Option Rights may be exercised, without the express written consent of the Stockholder, the Company agrees not to consent to or cause Blackbox Operating to take any of the following actions, either directly or by amendment, merger, consolidation or otherwise:

(a) increase or decrease the size of the Blackbox Operating board of directors;

(b) remove, replace or nominate a successor to any member of the board of directors of Blackbox Operating;

(c) redeem, purchase or otherwise acquire, directly or indirectly, any Blackbox Operating equity securities;

(d) declare or pay, directly or indirectly, any dividends or make any distributions upon any shares of Blackbox Operating common stock or preferred stock;

(e) authorize, create, designate or issue, whether by reclassification or otherwise, any shares, class or series of capital stock (or any other securities convertible into equity securities of Blackbox Operating);

(f)  amend, alter, or repeal any provision of the Certificate of Incorporation or the Bylaws of Blackbox Operating (including any filing of a Certificate of Designation), whether by merger, consolidation or otherwise, if such action would (A) alter the preferences, rights, privileges or powers of any series of the BXO Preferred Stock, (B) increase or decrease the total number of authorized shares of any series of Blackbox Operating preferred stock, or (C) adversely affect the preferences, rights, privileges or powers of the BXO Preferred Stock;

(g) liquidate, dissolve or wind-up the affairs of Blackbox Operating, or effect any merger or consolidation thereof;

(h) create or authorize the creation of any debt security; or

(i) create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets.

4. Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4).

If to the Company:	Realloys Inc.
7280 W. Palmeto Park Rd.
Suite 302N
Boca Raton, FL 33433
Attn: Tony Wonnacott, Corporate Secretary
Email: corpsec@realloys.com

with a copy to (which shall not constitute notice):

Haynes and Boone, LLP
30 Rockefeller Plaza
26th Floor
New York, NY 10112
Attn.: Rick A. Werner
Alla Digilova
Simin Sun
Email: rick.werner@haynesboone.com;
alla.digilova@haynesboone.com;
simin.sun@haynesboone.com

If to the Stockholder:	Gust Kepler
5430 LBJ Freeway, Suite 1485
Dallas, TX 75240
Email: gust@blackboxstocks.com

with a copy to (which shall not constitute notice):

Winstead PC
2728 N. Harwood Street, Suite 500
Dallas, TX 75201
Attn.: Jeff McPhaul;
Tanner Brennan
Email: jmcphaul@winstead.com; tbrennan@winstead.com

5. Entire Agreement. This Agreement and the Merger Agreement, collectively constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

6. Successor and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. However, neither this Agreement nor any of the rights of the parties hereunder may otherwise be transferred or assigned by any party hereto, except that (a) if the Company shall merge or consolidate with or into, or sell or otherwise transfer substantially all its assets to, another company which assumes the Company’s obligations under this Agreement, the Company may assign its rights hereunder to that company, and (b) the Stockholder may assign its rights and obligations hereunder to any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Stockholder. Any attempted transfer or assignment in violation of this Section 6 shall be void.

7. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit, or remedy of any nature whatsoever, under or by reason of this Agreement.

8. Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

9. Amendment and Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

10. Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

11. Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Texas. Any legal suit, action, or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of Texas in each case located in the city of Dallas and County of Dallas, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. Service of process, summons, notice, or other document by mail to such party’s address set forth herein shall be effective service of process for any suit, action, or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action, or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum.

12. Waiver of Jury Trial. Each party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action; (b) such party has considered the implications of this waiver; (c) such party makes this waiver voluntarily; and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 12.

13. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall together be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

14. No Strict Construction. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Option Agreement on the date first written above.

BLACKBOXSTOCKS, INC.

By:
Name:
Title:

STOCKHOLDER:

Gust Kepler

[Signature Page to Option Agreement]

ANNEX H

form of Contingent Value Rights Agreement

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2025 (this “Agreement”), is entered into by and among Blackboxstocks, Inc., a Nevada corporation (the “Company”), Blackbox.IO Inc., a Delaware corporation (the “Blackbox Operating”), [●] (the “Rights Agent”) and initial CVR Registrar (as defined herein), and [●], acting solely in his capacity as representative of the Holders (as defined herein) (the “Holder Representative”). Capitalized terms not defined herein shall have the meanings ascribed to them in Merger Agreement (as defined below).

A. The Company, RABLBX Merger Sub Inc. (the “Merger Sub”) and Realloys Inc. (“Realloys”) have entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Realloys shall merge with Merger Sub, with Realloys being the surviving entity (the “Merger”).

B. Pursuant to Section 2.13 of the Merger Agreement, prior to the consummation of the Merger, the Company wishes to create and issue contractual contingent value rights relating to the CVR Assets (as defined herein) to the record holders of the Common Stock (as defined herein) as of a record date prior to the consummation of the Merger.

C. On [●], 2025, the Board of Directors of the Company authorized and declared a dividend of one CVR (as defined herein) for each share of Common Stock outstanding at 5:01 p.m. Central Time on the Record Date (as defined herein).  The payment of such dividend will be conditioned upon, and such dividend will only become payable upon, the satisfaction or waiver of all conditions to the Merger and the occurrence of the time that is immediately prior to the consummation of the Merger.  The Company will pay the dividend immediately prior to the consummation of the Merger.

Accordingly, and in consideration of the premises and the consummation of the transactions referred to above, it is mutually agreed, for the benefit of the Holders, as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions.

(a) For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i) all accounting terms used herein and not expressly defined herein have the meanings assigned to such terms in accordance with United States generally accepted accounting principles, as in effect on the date hereof;

(ii) unless the context otherwise requires, words describing the singular number include the plural and vice versa, words denoting any gender include all genders and words denoting natural Persons include corporations, partnerships and other Persons and vice versa;

(iii) the words “include” and “including” and variations thereof will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation”;

(iv) the terms “hereof”, “hereunder”, “herein” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or provision of this Agreement; and

(v) the Article and Section headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(b) The following terms have the meanings ascribed to them as follows:

“Affiliates” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such first Person.

“Blackbox Operating” means Blackbox.io Inc., a Delaware corporation and subsidiary of the Company.

“Board of Directors” means the board of directors of the Company.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent and the Holder Representative.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks located in Dallas, Texas are authorized or required by applicable Legal Requirements to close.

“Change of Control” means any of the following transactions occurring after the Closing: (a) (i) any consolidation or merger of the Company with or into any other corporation or entity or Person or (ii) any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization, except in the case of a bona fide capital raising transaction, or (b) any sale of all or substantially all of the assets of the Company.

“Close of Business” on any given date means 5:00 p.m., Central Time, on such date; provided, however, that if such date is not a Business Day it will mean 5:00 p.m., Central Time, on the next succeeding Business Day.

“Common Stock” means the common stock, $0.0001 par value, of the Company.

“CVR” means a contingent value right issued by the Company pursuant to this Agreement.

“CVR Assets” means any and all of the assets, rights, and properties owned, used, or useable by Blackbox Operating in connection with or related to the business as conducted by Blackbox Operating and all of the Company’s rights therein.

“CVR Expiration Date” means the date that is twenty-four (24) months following the date of the Closing.

“CVR Payment” means an amount equal to the Net Proceeds actually received by the Company as a result of a CVR Transaction that may occur following the date hereof.

“CVR Payment Date” means the date (if any and if ever) that a CVR Payment is payable by the Company to the Holders, which date will be established pursuant to Section 2.4.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Registrar” has the meaning set forth in Section 2.3(b).

“CVR Transaction” means a transaction consummated at any time prior to the CVR Expiration Date pursuant to which: (i) the Company or Blackbox Operating grants, sells, licenses or otherwise transfers some or all of the rights to the CVR Assets, including any rights to develop or commercialize the CVR Assets, including a license, option, or sale of assets with respect to the CVR Assets or any other sale, license, transfer, or other monetizing event of all or any part of the CVR Assets and (ii) the Company receives or Blackbox Operating determines to distribute Net Proceeds from such transaction as a dividend to its stockholders; and provided further, that any such transaction involving any asset other than a CVR Asset shall not constitute a CVR Transaction. For clarity, the sale of all or substantially all of the Company’s stock or assets (to the extent such asset sale includes assets unrelated to the CVR Assets), or a merger, acquisition or similar transaction shall not be deemed a CVR Transaction.  For the avoidance of doubt, more than one CVR Transaction may occur under this Agreement.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Holder Representative” means the Holder Representative named in the first paragraph of this Agreement, until a successor Holder Representative has become such pursuant to the applicable provisions of this Agreement, and thereafter “Holder Representative” will mean such successor Holder Representative.

“Intellectual Property”  means all intellectual property, including the following items of intangible property, and all rights associated therewith in any jurisdiction and tangible embodiments thereof: (a) all Patents; (b) all works of authorship, copyrights, whether or not registered, and all registrations and pending applications for registration of the same and renewals thereof and database rights; (c) all technology, technical information, know-how and data, including, without limitation, inventions (whether or not patentable of reduced to practice), improvements, discoveries, trade secrets, specifications, instructions, ideas, processes, methods, formulations, formulae, protocols, materials, assays, screens, algorithms, models, databases, expertise and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or to methods of assaying or testing them or processes for their manufacture, formulations containing them or compositions incorporating or comprising them; and (d) computer programs.

“Net Proceeds” means an aggregate amount equal to the sum of: (a) all cash consideration actually received by the Company or distributed by Blackbox Operating as a dividend to its stockholders in connection with the consummation of a CVR Transaction during the twelve (24) month period immediately following the consummation of a CVR Transaction, plus (b) with respect to any non-cash consideration (such as stock) actually received by the Company or distributed by Blackbox Operating as a dividend to its stockholders in connection with the consummation of a CVR Transaction during the twelve (24) month period immediately following the consummation of a CVR Transaction, the fair market value of such non-cash consideration, as determined by the Board of Directors in good faith, less (c) all out-of-pocket transaction costs and expenses incurred by the Company or Blackbox Operating after the date of this Agreement to a counter-party for the negotiation, entry into and consummation of a CVR Transaction, including any broker fees, finder’s fees, advisory fees, accountant or attorney’s fees, and reasonable costs of recovery of any amounts payable to the Company in connection with a CVR Transaction, less (d) any applicable sales, income and other taxes incurred by the Company or its Affiliates in respect of a CVR Transaction, and less (e) all fees and costs (including any amounts paid for indemnification) payable by the Company to the Rights Agent pursuant to this Agreement in connection with a CVR Transaction. For the avoidance of doubt, amounts placed in escrow or earnout, contingent or other post-closing payments, including royalty payments, in connection with a CVR Transaction will not be considered Net Proceeds unless (and only to the extent that) such amounts are actually received by the Company during the twenty-four (24)-month period immediately following the closing of such CVR Transaction. For the further avoidance of doubt, if a CVR Transaction occurs prior to the CVR Expiration Date, any such escrow, earnout, contingent or other post-closing payment released or paid after the CVR Expiration Date will be included in the calculation of Net Proceeds, so long as such amount is actually received by the Company or its Affiliates within the twenty-four (24)-month period immediately following the consummation of such CVR Transaction.

“Non-Achievement Certificate” has the meaning set forth in Section 2.4(b).

“Objection Notice” has the meaning set forth in Section 2.4(c).

“Objection Period” has the meaning set forth in Section 2.4(c).

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer or secretary of the Company, in his or her capacity as such an officer, and delivered to the Rights Agent and the Holder Representative.

“Patents”  means all patents and patent applications (including provisional applications) and patent disclosures, and including all divisionals, continuations, substitutions, continuations-in-part, re-examinations, re-issues, additions, renewals, extensions, confirmations, registrations, any confirmation patent or registration patent or patent of addition based on any such patent, patent term extensions, and supplemental protection certificates or requests for continued examinations and foreign counterparts, of any of the foregoing.

“Permitted Transfer” means: (i) the transfer of any or all of the CVRs (upon the death of the Holder) by will or intestacy; (ii) transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) a transfer made by operation of law (including a consolidation or merger); (v) a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; (vi) a transfer from a participant in a tax-qualified employee benefit plan, who received the CVRs from such participant’s account in such tax-qualified employee benefit plan, to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (vii) in the case of CVRs held in book-entry form or other similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by DTC.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Record Date” means [●], 2025.  For the avoidance of doubt, the Record Date shall occur after the effectiveness of any Split, if consummated.

“Reporting Certificate” has the meaning set forth in Section 2.4(a).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent has become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Rights Agent Fee” means the agreed-upon fee of the Rights Agent to act in such capacity pursuant to the terms of this Agreement.

“Surviving Person” has the meaning set forth in Section 6.1(a)(i).

“Target Payment Amount” means an aggregate amount equal to the product obtained by multiplying (i) $[   ] (subject to adjustment for any Company reverse stock split if consummated) by (ii) the total number of shares of Common Stock outstanding as of 5:01 p.m. Central Time on the Record Date; provided, that in no event will the Target Payment Amount exceed $[   ].

ARTICLE II
CONTINGENT VALUE RIGHTS

2.1 Authority; Issuance of CVRs; Appointment of Rights Agent.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any violation of any provision of the Articles of Incorporation or Bylaws of the Company, or (ii) result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or its properties or assets which violation, in the case of clause (ii), individually or in the aggregate, would reasonably be expected to be material to the Company.  No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby.

(b) One CVR will be issued with respect to each share of Common Stock that is outstanding as of 5:01 p.m. Central Time on the Record Date.

(c) The Company hereby appoints [●] as the Rights Agent to act as rights agent for the Company in accordance with the instructions hereinafter set forth in this Agreement, and [●] hereby accepts such appointment.

2.2 Nontransferable.  The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.  Any purported transfer of a CVR other than in a Permitted Transfer shall be null and void ab initio.

2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep a register (the “CVR Register”) for the registration of the CVRs.  The Rights Agent is hereby initially appointed “CVR Registrar” for the purpose of registering the CVRs and Permitted Transfers of the CVRs as herein provided.  Upon any change in the identity of the Rights Agent, the successor Rights Agent will automatically also become the successor CVR Registrar.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument or instruments of transfer and any other requested documentation in a form reasonably satisfactory to the Company and the CVR Registrar, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney, including the evidence of authority of the party presenting the CVR for transfer, which authority may include, if applicable, a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association.  A request for a transfer of a CVR must be accompanied by such documentation establishing that the transfer is a Permitted Transfer as may be reasonably requested by the Company and/or the CVR Registrar, if appropriate.  Upon receipt of such written request and materials, the CVR Registrar will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein, register the transfer of the CVRs in the CVR Register.  All duly transferred CVRs registered in the CVR Register will be the valid obligations of the Company, evidencing the same right and will entitle the transferee to the same benefits and rights under this Agreement as those previously held by the transferor.  No transfer of a CVR will be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void and invalid.  All costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax) will be the responsibility of the transferor.

(d) A Holder (or an authorized representative thereof) may make a request to the CVR Registrar to change such Holder’s address of record in the CVR Register.  Upon receipt of such request, the CVR Registrar will promptly record the change of address in the CVR Register.

2.4 Payment Procedures.

(a) As soon as practicable following the occurrence of a CVR Transaction, but in no event later than thirty (30) days after the end of any calendar quarter in which the Company has received Net Proceeds from any CVR Transaction, the Company will deliver to the Holder Representative and the Rights Agent a certificate (each, a “Reporting Certificate”), certifying that the Holders are entitled to receive a CVR Payment and setting forth the Company’s calculation of the CVR Payment amount.

(b) If no CVR Transaction has been effected prior to the CVR Expiration Date, then, as soon as reasonably practicable after the CVR Expiration Date, but in no event later than thirty (30) days after the CVR Expiration Date, the Company will deliver to the Holder Representative and the Rights Agent a certificate (the “Non-Achievement Certificate” and, together with the Reporting Certificate(s), the “Certificates”), stating that no CVR Transaction has been consummated prior to the CVR Expiration Date.

(c) If the Holder Representative does not object to any determination or calculation set forth in a Certificate by delivery of a written notice thereof to the Company setting forth in reasonable detail such objection, together with reasonable supporting documentation (an “Objection Notice”), within thirty (30) days following receipt of the applicable Certificate (the “Objection Period”), the Company’s determination of the non-existence of a CVR Transaction, calculation of the CVR Payment amount shall be final and binding on all parties.  If the Holder Representative timely delivers to the Company an Objection Notice, the Company and the Holder Representative shall attempt in good faith to resolve such matters within thirty (30) days after receipt of the same by the Company, and if unable to do so, the Company and the Holder Representative shall resolve any unresolved disputed in accordance with Section 8.11, which decision will be final and binding on the parties, absent manifest error.  The Company shall, within ten (10) Business Days following the final determination of the CVR Payment amount, pay such CVR Payment amount to the Rights Agent (for the account of the Holders) by wire transfer of immediately available funds to such account as may be designated by the Rights Agent or make arrangements to transfer any securities distributable to the Holders representing such CVR Payment amount, as applicable. The Rights Agent will distribute or direct transfer of securities representing the CVR Payment amount to the Holders (each Holder being entitled to receive its pro rata share of such CVR Payment amount, based on the number of CVRs held by such Holder as reflected on the CVR Register on the date of the Reporting Certificate or the date of final determination pursuant to this Agreement, as applicable), (A) if in cash (i) by check mailed to the address of each such respective Holder as reflected in the CVR Register as of the close of business on the last Business Day before such CVR Payment Date, or, (ii) with respect to any Holder who has provided the Rights Agent with wire transfer instructions meeting the Rights Agent’s requirements, by wire transfer of immediately available funds to such account, or (B) if in securities, cause to be deposited with the Rights Agent, for the benefit of Holders, uncertificated book-entries representing such aggregate CVR Payment amount, and, the Rights Agent shall be authorized to direct transfer of the shares to the Holders (each Holder being entitled to receive its pro rata share of such CVR Payment amount, based on the number of CVRs held by such Holder as reflected on the CVR Register on the date of the Reporting Certificate or the date of final determination pursuant to this Agreement, as applicable).

(d) If an Objection Notice has not been timely delivered to the Company in response to a Non-Achievement Certificate within the Objection Period, then the Holders will have no right to receive a CVR Payment, and the Company and the Rights Agent will have no further obligations with respect to any CVR Payment.

(e) The Company will be entitled to deduct and withhold, or cause to be deducted or withheld, from any CVR Payment amount or other amount payable pursuant to this Agreement, such amounts as the Company is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state or local tax law.  To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

(f) Subject to prior execution and delivery by the Holder Representative of a reasonable and customary confidentiality and market stand-off agreement, the Company shall provide the Holder Representative with reasonable access during normal business hours and upon reasonable advance request to the books and records of the Company to the extent necessary to verify whether a CVR Transaction occurred prior to the CVR Expiration Date or the Company’s calculation of the CVR Payment amount; it being understood that the Holder Representative’s rights under this Section 2.4(f) shall terminate upon the later of (i) the CVR Expiration Date or (ii) thirty (30) days after the delivery to the Holder Representative of a Reporting Certificate.

(g) The Company will promptly furnish to the Rights Agent all information and documentation in connection with this Agreement and the CVRs that the Rights Agent may reasonably request in order to perform under this Agreement.

(h) The Company acknowledges that the bank accounts maintained by the Rights Agent in connection with the services provided under this Agreement will be in the Rights Agent’s name and that the Rights Agent may receive investment earnings in connection with the investment at the Rights Agent’s risk and for its benefit of funds held in those accounts from time to time.

2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in the Company.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in the Company.  The rights of the Holders and the obligations of the Company are contract rights limited to those expressly set forth in this Agreement, and such Holders’ sole right to receive property hereunder is the right to receive cash from the Company, if any, through the Rights Agent in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of the Company.

2.6 Holder’s Right to Abandon CVR.  A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to the Company or any of its Affiliates without consideration.

2.7 Indemnification by Blackbox Operating.  All parties agree and understand that any out of pocket costs and expenses related to this Agreement, including but not limited to issuing, administering and fulfilling the CVRs, but excluding the CVR Payment for which the Company shall be obligated (the “CVR Costs”), shall be the sole responsibility of Blackbox Operating and the Company shall have no obligation to pay any such CVR Costs. Furthermore, Blackbox Operating shall indemnify, reimburse, compensate and hold harmless Company against any and all CVR Costs incurred or suffered by the Company directly or indirectly as a result of, with respect to or in connection with this Agreement.

ARTICLE III
THE RIGHTS AGENT

3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence.  No provision of this Agreement will require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.  Notwithstanding anything contained herein to the contrary, the Rights Agent’s aggregate liability under this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Company to the Rights Agent as fees and charges, but not including reimbursable expenses.

(b) The Holder Representative may direct the Rights Agent to act on behalf of the Holders in enforcing any of its or their rights hereunder, including the delivery of any Objection Notice and negotiation or arbitration pursuant to Section 8.11; provided, however, the Rights Agent may not act on behalf of the Holders or the Holder Representative in any dispute relating to or arising under Section 4.2 or relating to whether a CVR Transaction has occurred or the amount of any CVR Payment. The Rights Agent will be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve material expense unless the Holder Representative will furnish the Rights Agent with reasonable security and indemnity for any costs and expenses that may be incurred. All rights of action under this Agreement may be enforced by the Rights Agent, and any action, suit or proceeding instituted by the Rights Agent on behalf of the Holders will be brought in its name as Rights Agent, and any recovery of judgment will be for the ratable benefit of all the Holders, as their respective rights or interests may appear.

3.2 Certain Rights of Rights Agent.  The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.  In addition:

(a) the Rights Agent may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent will deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of willful misconduct, bad faith or gross negligence on its part, rely upon an Officer’s Certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) in the event of arbitration, the Rights Agent may engage and consult with tax experts, valuation firms and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(e) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(f) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(g) the Company agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense (in each case pertaining to the Rights Agent’s own account only) arising out of or in connection with the Rights Agent’s duties under this Agreement, including the costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of the Rights Agent’s willful misconduct, bad faith or gross negligence; and

(h) the Company agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement, as set forth on Schedule 1 hereto, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes imposed on or measured by the Rights Agent’s net income and franchise or similar taxes imposed on it).  The Rights Agent will also be entitled to reimbursement from the Company for all reasonable and necessary out-of-pocket expenses (including reasonable fees and expenses of the Rights Agent’s counsel and agent) paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder.  An invoice for the Rights Agent Fee will be rendered a reasonable time before, and paid on, the effective date of the applicable transaction.  An invoice for any out-of-pocket expenses and per item fees realized will be rendered and payable within thirty (30) days after receipt by the Company.  The Company agrees to pay to Rights Agent any amounts, including fees and expenses, payable in favor of the Rights Agent in connection with any dispute, resolution or arbitration arising under or in connection with the Agreement; and any fees and expenses, payable by the Company in favor of the Rights Agent or payable in favor of the Company related to such dispute, resolution or arbitration will be offset against any CVR Payments, if any, or any other payment to be made thereafter under this Agreement.

3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to the Company, specifying a date when such resignation will take effect, which notice will be sent at least thirty (30) days before the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, the Company, by way of a Board Resolution, will as soon as practicable appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Holder Representative, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank.  The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) The Company will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the Holders as their names and addresses appear in the CVR Register and by delivering notice to the Holder Representative.  Each notice will include the name and address of the successor Rights Agent.  If the Company fails to send such notice within five (5) Business Days after acceptance of appointment by a successor Rights Agent, upon the Company’s request the successor Rights Agent will cause such notice to be mailed at the expense of the Company.

3.4 Acceptance of Appointment by Successor.  Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to the Company and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; provided, however, that upon the request of the Company or the successor Rights Agent, such retiring Rights Agent will cooperate in the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.

ARTICLE IV
COVENANTS

4.1 List of Holders.  The Company will furnish or cause to be furnished to the Holder Representative and the Rights Agent the names, addresses and shareholdings of registered holders of Common Stock as of 5:01 p.m. Central Time on the Record Date.  The Company will promptly furnish an electronic copy of the CVR Register to the Holder Representative upon written request from the Holder Representative.

4.2 No Guarantee. The parties agree that there is no guarantee that any CVR Payment will be earned. Neither the Company nor any of its directors, officers or their respective Affiliates owes any fiduciary duty to the Holders with respect to the CVR Payments. Further, the parties acknowledge that the Company’s sole obligations with respect to any potential CVR Payments are expressly set forth in this Agreement.

ARTICLE V
AMENDMENTS

5.1 Amendments Without Consent of Holder Representative.

(a) Without the consent of the Holder Representative or the Rights Agent, the Company, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein in a transaction contemplated by Section 6.1 hereof; or

(ii) to evidence the termination of the CVR Registrar and the succession of another Person as a successor CVR Registrar and the assumption by any successor of the obligations of the CVR Registrar herein.

(b) Without the consent of the Holder Representative, the Company, when authorized by a Board Resolution, together with the Rights Agent, in the Rights Agent’s sole and absolute discretion, may at any time and from time to time, enter into one or more amendments hereto:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Board of Directors and the Rights Agent will consider to be for the protection of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein; provided, however, that in each case, such provisions will not materially adversely affect the interests of the Holders;

(iv) as may be necessary to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended; or

(v) to add, eliminate or change any provision of this Agreement unless such addition, elimination or change is adverse to the interests of the Holders.

(c) Promptly after the execution by the Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, the Company will deliver a notice thereof to the Holder Representative, setting forth in general terms the substance of such amendment.

5.2 Amendments with Consent of Holder Representative.  Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holder Representative), the Company, when authorized by a Board Resolution, and the Rights Agent and the Holder Representative may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any or all provisions of this Agreement.

5.3 Execution of Amendments.  In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel of the Company, at Company’s sole expense, stating that the execution of such amendment is authorized or permitted by this Agreement.  The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

5.4 Effect of Amendments.  Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

ARTICLE VI
CONSOLIDATION, MERGER, SALE OR CONVEYANCE

6.1 Effect of Merger or Consolidation.

(a) Except as contemplated by the Merger Agreement, the Company will not consolidate with or merge into any other Person or sell, transfer or otherwise convey all or substantially all of its assets, in one or a series of related transactions, to any Person, unless:

(i) the Person formed by such consolidation or into which the Company is merged or the Person that acquires by sale, transfer or other conveyance, all or substantially all of the assets of the Company (the “Surviving Person”) expressly assumes payment (if and to the extent required hereunder) of amounts on all the CVRs and the performance of every duty and covenant of this Agreement on the part of the Company to be performed or observed; and

(ii) the Company has delivered to the Holder Representative and the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article VI and that all conditions precedent herein provided for relating to such transaction have been complied with.

(b) In connection with a Change of Control, the Company will have the right, but not the obligation, in its sole discretion, to redeem all, but not less than all of the outstanding CVRs, at any time from and after the public announcement of such Change of Control and ending on the thirtieth (30th) day following the consummation of the Change of Control for an aggregate redemption amount equal to the Target Payment Amount.   In the event that the Company wishes to exercise its right pursuant to this Section 6.1(b), the Company shall provide a written notice of redemption (a “Redemption Notice”) to the Rights Agent and the Holder Representative, which Redemption Notice shall specify the date fixed for the redemption of the outstanding CVRs, which date shall be not less than five (5) Business Days nor more than ten (10) Business Days following the delivery of the Redemption Notice to the Rights Agent and the Holder Representative (such date, the “Redemption Date”).  Promptly following its receipt of the Redemption Notice, the Rights Agent shall deliver a copy thereof to the Holders.   On the Redemption Date, the Company shall pay the Target Payment Amount to the Rights Agent (for the account of the Holders) by wire transfer of immediately available funds to such account as may be designated by the Rights Agent.  Upon the indefeasible payment in full by the Company of the Target Payment Amount to the Rights Agent, the CVRs shall be cancelled and of no further force and effect and shall thereafter represent only the right to receive such Holder’s pro rata share of the Target Payment Amount upon surrender of such Holder’s CVR to the Rights Agent.  The Rights Agent shall pay to each Holder, such Holder’s pro rata share of the Target Payment Amount pursuant to the payment procedures specified in Section 2.4(c) and subject to Section 2.4(e) upon surrender by such Holder of its CVR for cancellation or receipt of an appropriate affidavit of loss or destruction thereof.

6.2 Successor Substituted.  Upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person will succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein, and thereafter the predecessor Person will be relieved of all obligations and covenants under this Agreement and the CVRs.

ARTICLE VII

THE HOLDER REPRESENTATIVE

7.1 Appointment.  Effective upon the issuance of the CVRs under this terms of this Agreement, and without any further act of any of Holders, the Holder Representative is appointed as the representative of the Holders and as the attorney-in-fact and agent for and on behalf of each Holder for purposes of this Agreement and will take such actions to be taken by the Holder Representative under this Agreement and such other actions on behalf of such Holders as it may deem necessary or appropriate in connection with or to consummate the transactions contemplated hereby, including (i) executing and delivering this Agreement and any other ancillary documents and negotiating and executing any amendments, modifications, waivers or changes thereto as to which the Holder Representative, in its sole discretion, has consented (provided that any waiver or amendment that adversely and disproportionately affects the rights or obligations of one or more Holders as compared to other Holders will require the prior written consent of a majority in interest of the disproportionately affected Holders), (ii) agreeing to, negotiating, entering into settlements and compromises of, complying with orders of courts with respect to, and otherwise administering and handling any claims under this Agreement on behalf of such Holders, and (iii) taking all other actions that are either necessary or appropriate in the judgment of the Holder Representative for the accomplishment of the foregoing or contemplated by the terms of this Agreement.  The Holder Representative hereby accepts such appointment and agrees to serve as such without compensation.  The appointment of the Holder Representative as each Holder’s attorney-in-fact revokes any power of attorney heretofore granted that authorized any other Person to represent such Holder with regard to this Agreement and any other agreements or documents executed or delivered in connection with this Agreement.  The Holder Representative is the sole and exclusive representative of each of the Holders for any purpose provided for by this Agreement.

7.2 Actions of Holder Representative.

(a) A decision, act, consent or instruction of the Holder Representative hereunder will constitute a decision, act, consent or instruction of all Holders and will be final, binding and conclusive upon each such Holder, and the Company and the Rights Agent may rely upon any such decision, act, consent or instruction of the Holder Representative as being the decision, act, consent or instruction of each and every such Holder.  The Company and the Rights Agent will be relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Holder Representative.

(b) The Holder Representative will incur no liability with respect to any action taken or suffered by any Holder in reliance upon any notice, direction, instruction, consent, statement or other document believed by such Holder Representative to be genuine and to have been signed by such Holder (and will have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except the gross negligence, bad faith or willful misconduct of the Holder Representative.  In all questions arising under this Agreement, the Holder Representative may rely on the advice of outside counsel, and the Holder Representative will not be liable to any Holder for anything done, omitted or suffered in good faith by Holder Representative based on such advice.

(c) The Holders will severally (on a pro rata basis, based on the number of CVRs held by each Holder), but not jointly, indemnify the Holder Representative and hold the Holder Representative harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Holder Representative and arising out of or in connection with the acceptance or administration of the Holder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel or other advisors reasonably retained by the Holder Representative, to the extent not reimbursed by the Company pursuant to Section 7.2(d).

(d) In connection with providing services under this Agreement, the Holder Representative will be reimbursed by the Company for all reasonable fees and expenses incurred in providing such services. Any such fees and expenses will be paid by the Company within thirty (30) days of the receipt of an invoice from the Holder Representative and will be offset against the CVR Payment amount, if any.

7.3 Removal; Appointment of Successor.

(a) At any time Holders representing at least a majority of the outstanding CVRs may, by written consent, appoint another Person as Holder Representative.  Notice, together with a copy of the written consent appointing such Person and bearing the signatures of Holders of at least a majority of the outstanding CVRs, must be delivered to the Company and the Rights Agent. Such appointment will be effective upon the later of the date indicated in the consent or the date ten (10) days after such consent is received by the Company and the Rights Agent.

(b) If the Holder Representative becomes unable or unwilling to continue in his or its capacity as the Holder Representative, or if the Holder Representative resigns as a Holder Representative, the Holder Representative may appoint a new representative as the Holder Representative.  If the Holder Representative is unable or unwilling to appoint a successor Holder Representative, then the board of directors of the Company shall appoint another Person as Holder Representative.  Notice and a copy of the written consent appointing such Person must be delivered to the Company and the Rights Agent not less than ten (10) days prior to such appointment.  Such appointment will be effective upon the later of the date indicated in the consent or the date ten (10) days after such consent is received by the Company and the Rights Agent.

7.4 Grant of Authority.  The grant of authority provided for in this Article VII is coupled with an interest and will be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Holder.  The provisions of this Article VII will be binding upon the executors, heirs, legal representatives, successors and assigns of each Holder, and any references in this Agreement to any Holder or the Holders will mean and include the successors to such Holder’s rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

ARTICLE VIII

OTHER PROVISIONS OF GENERAL APPLICATION

8.1 Notices to Rights Agent, Company and Holder Representative.  Subject to Section 8.2, all notices, requests, demands, claims and other communications that are required to be or may be given under this Agreement must be in writing and will be deemed to have been effectively given:  (a) upon personal delivery to the recipient; (b) when sent by e-mail transmission, if sent during normal business hours of the recipient; if not, then on the next Business Day; or (c) one Business Day after deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt, in each case to the intended recipient at the following addresses:

(a) if to the Company, to

Realloys Inc.

7280 W. Palmeto Park Rd.

Suite 302N

Boca Raton, FL 33433

Attn: Tony Wonnacott, Corporate Secretary

Email: corpsec@realloys.com

with a copy (which shall not constitute notice) to:

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, NY 10112

Attn.: Rick A. Werner

Alla Digilova

Simin Sun

Email: rick.werner@haynesboone.com;

alla.digilova@haynesboone.com;

simin.sun@haynesboone.com

(b) if to the Rights Agent, to

[●]

with a copy (which shall not constitute notice) to:

[●]; and

(c) if to the Holder Representative, to

[●]

with a copy (which shall not constitute notice) to:

[●]

(d) if to Blackbox Operating, to

5430 LBJ Freeway, Suite 1485

Dallas, TX 75240

Attn: Gust Kepler

Email: gust@blackboxstocks.com

or to such other address as any party has furnished to the other parties by notice given in accordance with this Section 8.1.

8.2 Notice to Holders.  Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice.  In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

8.3 Entire Agreement.  This Agreement represents the entire understanding of the parties hereto with reference to the CVRs and this Agreement supersedes any and all other oral or written agreements made with respect to the CVRs.  No party has relied on any other express or implied representation or warranty, either written or oral in connection with its entry into this Agreement, including any representation or warranty arising under statute or otherwise under law.

8.4 Legal Holidays.  If a CVR Payment Date is not a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

8.5 Assignment.  The Company may not assign this Agreement without the prior written consent of the Holder Representative; provided that the Company may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of the Company (each, an “Assignee”) provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement; provided, however, that in connection with any assignment to an Assignee, the Company shall, and shall agree to, remain liable for the performance by such Assignee of all obligations of the Company hereunder.

8.6 Third Party Beneficiaries.  This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Nothing in this Agreement, express or implied, will give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and assigns.

8.7 Termination.  This Agreement will terminate and be of no further force or effect, and the parties hereto will have no liability hereunder, upon the earliest to occur of: (a) the payment of the last possible CVR Payment due hereunder, (b) if an Objection Notice to a Non-Achievement Certificate is not delivered within the Objection Period, the expiration of the Objection Period, (c) in the event of the delivery of an Objection Notice, either (i) the final determination in accordance with this Agreement that no CVR Transaction has been achieved or (ii) the fulfillment of any payment obligation required pursuant to a final determination made in accordance with this Agreement.

8.8 Survival.  Notwithstanding anything in this Agreement to the contrary, all provisions regarding indemnification, warranty, liability and limits thereon, and confidentiality shall survive the termination or expiration of this Agreement.

8.9 Governing Law.  This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.10 Remedies.  The Holders will not have any rights or remedies with respect to the CVRs except as expressly set forth herein.

8.11 Disputes.

(a) Before any arbitration pursuant to Section 8.11(b), the Company, the Rights Agent and the Holder Representative will negotiate in good faith for a period of thirty (30) days to resolve any controversy or claim arising out of or relating to this Agreement or the breach thereof.

(b) Any and all disputes arising under this Agreement (including but not limited to any claims brought by the Holder Representative on behalf of the Holders) shall be settled by final and binding arbitration administered by the American Arbitration Association (“AAA”) under its Commercial Arbitration Rules, except as modified herein. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. In any arbitration under this Section 8.11(b), the number of arbitrators will be one, and such arbitrator will be selected in accordance with the AAA’s Commercial Arbitration Rules. The place of the arbitration will be Boca Raton, Florida. The arbitrator will be a lawyer or retired judge with experience in the fintech industry and with mergers and acquisitions. Each party will, upon written request of the other party, promptly provide the other with copies of all relevant documents. There shall be no other discovery allowed. Time is of the essence for any arbitration under this Agreement and arbitration hearings shall take place within 90 days of filing and awards rendered within 120 days. The hearing shall not last longer than two days, with each hearing day lasting no longer than eight (8) hours. The arbitrator shall agree to these limits prior to accepting appointment. Except as may be required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of the other parties (provided that the Holder Representative may disclose to the Holders any such information without the consent of the Company).  The fees and expenses of the arbitration, including the costs and expenses billed by the arbitrator in connection with the performance of its duties described herein, will be paid by the non-prevailing party, as determined by the arbitrator, in proportion with the extent to which the prevailing party prevails, and the remainder of such costs and expenses will be paid by the prevailing party; provided, however, that any fees and expenses of the arbitration incurred by the Holder Representative shall be offset against any CVR Payment amount, if any.  Each party will be responsible for its own attorney fees, expenses and costs of investigation provided, however, that any such fees, expenses and costs incurred by the Holder Representative shall be offset against any CVR Payment amount, if any.

8.12 Confidentiality.

(a)  “Confidential Information” shall mean any and all technical or business information relating to a party, including, without limitation, financial, marketing and product/service development information, stockholder information (including any non-public information of such stockholder), and proprietary information that is disclosed or otherwise becomes known to the other party or its Affiliates, agents or representatives before or during the term of this Agreement.  Confidential Information constitutes trade secrets and is of great value to the owner (or its Affiliates).  Confidential Information shall not include any information that is:  (a) already known to the other party or its Affiliates at the time of the disclosure, provided that such prior knowledge can be substantiated by the written records of such party; (b) publicly known at the time of the disclosure or becomes publicly known through no wrongful act or failure of the other party; (c) subsequently disclosed to the other party or its Affiliates on a non-confidential basis by a third party not having a confidential relationship with the owner and which rightfully acquired such information; or (d) independently developed by one party without access to the Confidential Information of the other, provided that such independent development can be substantiated by the written records of such party.  This Agreement, including all of its terms and conditions, will not be deemed to be Confidential Information and may be publicly disclosed by the Company.

(b) All Confidential Information of a party will be held in confidence by the other party with at least the same degree of care as such party protects its own confidential or proprietary information of like kind and import, but not less than a reasonable degree of care.  Neither party will disclose in any manner Confidential Information of the other party in any form to any person or entity without the other party’s prior consent.  However, each party may disclose relevant aspects of the other party’s Confidential Information to its officers, Affiliates, agents, subcontractors and employees to the extent reasonably necessary to perform its duties and obligations under this Agreement.  Without limiting the foregoing, each party will implement such physical and other security measures and controls as are necessary to protect (a) the security and confidentiality of Confidential Information; (b) against any threats or hazards to the security and integrity of Confidential Information; and (c) against any unauthorized access to or use of Confidential Information.  To the extent that a party delegates any duties and responsibilities under this Agreement to an agent or other subcontractor, the party ensures that such agent and subcontractor are contractually bound to confidentiality terms consistent with the terms of this Section 8.12.

(c) In the event that any requests or demands are made for the disclosure of Confidential Information, other than requests to Rights Agent for stockholder records pursuant to standard subpoenas from state or federal government authorities (e.g., divorce and criminal actions), the party receiving such request will promptly notify the other party to secure instructions from an authorized officer of such party as to such request and to enable the other party the opportunity to obtain a protective order or other confidential treatment, unless such notification is otherwise prohibited by law or court order.  Each party expressly reserves the right, however, to disclose Confidential Information to any person whenever it is advised by counsel that it may be held liable for the failure to disclose such Confidential Information or if required by law or court order.

(d) As may be required by law and without limiting any party’s rights in respect of a breach of this Section 8.12, each party will promptly:

(i) notify the other party in writing of any unauthorized possession, use or disclosure of the other party’s Confidential Information by any person or entity that may become known to such party;

(ii) furnish to the other party full details of the unauthorized possession, use or disclosure; and

(iii) use commercially reasonable efforts to prevent a recurrence of any such unauthorized possession, use or disclosure of Confidential Information.

8.13 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. Delivery of a signed Agreement by reliable electronic means, including facsimile, email, or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (including DocuSign) shall be an effective method of delivering the executed Agreement.  This Agreement may be stored by electronic means and either an original or an electronically stored copy of this Agreement can be used for all purposes, including in any proceeding to enforce the rights and/or obligations of the parties to this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

COMPANY:

BLACKBOXSTOCKS, INC.

By:
Name:
Title:

BLACKBOX OPERATING:

BLACKBOX.IO INC.

By:
Name:
Title:

RIGHTS AGENT:

[●]

By:
Name:
Title:

HOLDER REPRESENTATIVE:

[●]

By:
Name:
Title:

Schedule 1

Rights Agent Fees

ANNEX I

REALLOYS SOLICITATION OF WRITTEN CONSENT

REalloys Stockholder Action by Written Consent

As discussed in this joint proxy and consent solicitation statement/prospectus, the board of directors of REalloys Inc., a Nevada corporation (“REalloys”) is providing this consent solicitation and these consent solicitation materials to the REalloys stockholders (as defined below) and asking REalloys stockholders to execute and deliver the written consent furnished with this joint proxy and consent solicitation statement/prospectus to adopt and approve the Agreement and Plan of Merger (the “Merger Agreement”), dated March 10, 2025, by and between Blackboxstocks Inc. a Nevada corporation (“Blackboxstocks”), RABLBX Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Blackboxstocks (“Merger Sub”), and REalloys, the transactions contemplated thereby (collectively, the “Merger”), which is referred to in this solicitation of written consent as the “REalloys Merger Proposal.” For a summary of and detailed information regarding the REalloys Merger Proposal, see the information about the Merger Agreement throughout this joint proxy and consent solicitation statement/prospectus, including the information set forth in sections titled “THE MERGER” beginning on page 119 and “THE MERGER AGREEMENT” beginning on page 136. A copy of the Merger Agreement is attached as Annex A to this joint proxy and consent solicitation statement/prospectus and incorporated herein by reference. You are urged to read carefully this joint proxy and consent solicitation statement/prospectus and the Merger Agreement in their entirety before providing your consent on the REalloys Merger Proposal.

The Merger Agreement provides that Merger Sub, a wholly owned subsidiary of Blackboxstocks, be merged with and into REalloys, with REalloys continuing as the surviving corporation. In connection with the Merger:

(i)	each holder of outstanding shares of common stock of REalloys, par value $0.0001 per share (the “REalloys common stock” and such stockholders, the “REalloys stockholders”) outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be entitled to receive the number of shares of Blackboxstocks common stock equal to the number of shares of REalloys common stock they hold multiplied by the exchange ratio, as calculated in accordance with the Merger Agreement (the “Exchange Ratio”);

(ii)	each holder of Series X Preferred Stock of REalloys, par value $0.0001 per share, stated value $1,000 per share (the “REalloys Preferred Stock”) outstanding immediately prior to the Effective Time, will be entitled to receive the number of shares of Series C Convertible Preferred Stock of Blackboxstocks, par value $0.001 per share, stated value $3,000 per share (the “Series C Preferred Stock”), equal to the number of shares of REalloys Preferred Stock at a ratio of one share of REalloys Preferred Stock to one share of Series C Preferred Stock, in each case, prior to giving effect to the proposed reverse stock split discussed in this joint proxy and consent solicitation statement/prospectus;

(iii)	each holder of REalloys warrants (the “Acquisition Warrants”), worth $38,000,000 in the aggregate, outstanding and unexercised as of immediately prior to the Effective Time will be entitled to receive a number of shares of Blackboxstocks common stock equal to the cash amount set forth in such Acquisition Warrant divided by the per share stock price of Blackboxstocks on the Nasdaq Capital Market (“Nasdaq”) at the Effective Time; and

(iv)	each investor in REalloys Simple Agreement for Future Equity (“REalloys SAFEs”), worth $2,820,000 in the aggregate, outstanding as of immediately prior to the Effective Time will be entitled to receive a number of shares of Blackboxstocks common stock equal to the Purchase Amount (as set forth in such REalloys SAFE) divided by the per share stock price of Blackboxstocks on Nasdaq at the Effective Time (clauses (i) through (iv), collectively, the “Merger Consideration”),

Additionally, at the Effective Time, each warrant (the “REalloys Warrants”) issued pursuant to that certain securities purchase agreement, dated as of March 6, 2025, by and between REalloys and the investor named therein, that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Blackboxstocks common stock), and Blackboxstocks shall assume the terms of the REalloys Warrants pursuant to the terms of the Merger Agreement and as further described in the joint proxy and consent solicitation statement/prospectus. For a summary of and detailed information regarding the Merger Consideration, see “THE MERGER AGREEMENT - Effects of Merger; Merger Consideration” beginning on page 136 of this joint proxy and consent solicitation statement/prospectus.

Record Date

The record date to determine the REalloys stockholders entitled to notice of this solicitation of written consent is the close of business on [●], 2025 (the “Record Date”). The Record Date was established by REalloys’ board of directors as permitted by Nevada law.

REalloys Stockholders Entitled to Consent

Only REalloys stockholders of record on the Record Date will be notified of and be entitled to execute and deliver a written consent. On the Record Date, the outstanding securities of REalloys eligible to consent with respect to the REalloys Merger Proposal consisted of (i) [●] shares of REalloys common stock and (ii) [●] shares of REalloys Preferred Stock. Under the REalloys’ Articles of Incorporation, as amended, and Certificate of Designations of the Series X Preferred Stock, as applicable, (i) each holder of REalloys common stock is entitled to one vote for each share of common stock held of record and (ii) each holder of REalloys Preferred Stock is entitled to cast one vote per share of REalloys Preferred Stock held on all matters that such holders of REalloys common stock are entitled to vote upon, in the same manner and with the same effect as the holders of REalloys common stock, voting together with the REalloys stockholders as a single class.

Consent Required

The adoption and approval of the REalloys Merger Proposal requires the affirmative vote (or written consent) of the holders of at least 50.1% of the outstanding shares of REalloys capital stock.

In accordance with the terms of the Merger Agreement, certain stockholders of REalloys (solely in their respective capacities as REalloys stockholders) holders of at least 50.1% of the outstanding shares of capital stock of the REalloys executed a Stockholder Support Agreement (the “Stockholder Support Agreements”), pursuant to which such holders agreed to vote all of their shares of capital stock of the REalloys in favor of the approval of the Merger Agreement and transactions contemplated therein.

As of the close of business on the Record Date, the directors and executive officers of REalloys and their affiliates collectively beneficially owned (i) [●] shares of REalloys common stock, which represent, in the aggregate, approximately [●]% of REalloys voting stock outstanding and entitled to vote on that date and (ii) no shares of REalloys Preferred Stock. REalloys currently expects that REalloys’ directors and executive officers will provide written consents to the REalloys Merger Proposal.

Submission of Consents

You may consent to the REalloys Merger Proposal with respect to your shares of REalloys common stock or REalloys Preferred Stock by completing and signing the written consent furnished with this joint proxy and consent solicitation statement/prospectus and returning it to REalloys on or before [●], 2025, the date REalloys’ board of directors has set as the targeted final date for receipt of written consents. REalloys reserves the right to extend the final date for receipt of written consents beyond [●], 2025 in the event that consents approving the REalloys Merger Proposal have not been obtained by that date from holders of a sufficient number of shares of REalloys common stock and REalloys Preferred Stock. Any such extension may be made without notice to REalloys stockholders. Once all conditions to the merger have been satisfied or waived, the consent solicitation will conclude.

If you hold shares of REalloys common stock or REalloys Preferred Stock as of the Record Date and you wish to give your written consent to the REalloys Merger Proposal, you must complete the enclosed written consent, date and sign it, and promptly return it to REalloys. Once you have completed, dated and signed the written consent, you may deliver it to REalloys by emailing a .pdf copy of your written consent to corpsec@realloys.com, or by mailing your written consent to REalloys Inc., 7280 W. Palmeto Park Rd., Suite 302N, Boca Raton, FL 33433, Attention: Corporate Secretary.

Executing Consents; Revocation of Consents

You may execute a written consent to approve the REalloys Merger Proposal (which is equivalent to a vote for the REalloys Merger Proposal) or disapprove the REalloys Merger Proposal (which is equivalent to a vote against the REalloys Merger Proposal). If you do not return your executed written consent, it will have the same effect as a vote against the REalloys Merger Proposal. If you are a record holder and you return an executed written consent without indicating your decision on the REalloys Merger Proposal, you will be deemed to have given your consent to approve the REalloys Merger Proposal.

Your written consent to the REalloys Merger Proposal, as evidenced by your signing and returning the signature page of the enclosed written consent, may not be changed or revoked once it is received by REalloys.

Appraisal Rights

You have the right to seek appraisal of the fair value of your shares of REalloys common stock or REalloys Preferred Stock if the Merger is completed, in lieu of receiving the per share Merger Consideration, but only if you do not sign and return a written consent to the REalloys Merger Proposal and otherwise comply with the procedures of Sections 92A.300 through 92A.500 of the NRS, which is the appraisal rights statute applicable to Nevada corporations. If you elect to consent to the REalloys Merger Proposal by executing and delivering the signature page of the enclosed written consent, you will not be entitled to appraisal rights under the NRS and will be deemed to have waived any rights to receive payment of the fair value of your shares of REalloys common stock or REalloys Preferred Stock in lieu of the per share Merger Consideration. For a summary of and detailed information regarding your ability to seek appraisal rights with respect to your shares of REalloys common stock or REalloys Preferred Stock, see “THE MERGER - Appraisal Rights” beginning on page 134 of this joint proxy and consent solicitation statement/prospectus. The information contained in this joint proxy and consent solicitation statement/prospectus constitutes notice to you, in your capacity as a REalloys stockholder, from REalloys of the availability of appraisal rights under the NRS.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by REalloys. REalloys’ officers and employees may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Recommendation of REalloys’ Board of Directors

REalloys’ board of directors recommends that REalloys stockholders approve the REalloys Merger Proposal by executing and delivering the written consent furnished with this joint proxy and consent solicitation statement/prospectus. REalloys’ board of directors believes the Merger Consideration provided to REalloys’ stockholders, as well as the terms and provisions of the Merger Agreement and REalloys’ consummation of the merger, is advisable and fair to and in the best interests of REalloys and its stockholders. REalloys’ management and its board of directors, after careful study and evaluation of the economic, financial, legal and other factors, also believe that the merger could provide the combined company with increased opportunity for expansion of its business, which in turn should benefit REalloys’ stockholders who become stockholders of Blackboxstocks. See the section titled “THE MERGER - REalloys’ Reasons for the Merger” beginning on page 126 of this joint proxy and consent solicitation statement/prospectus.

Assistance

If you need assistance in completing written consent or have questions regarding the written consent, please contact REalloys:

REalloys Inc.

280 W. Palmeto Park Rd., Suite 302N

Boca Raton, FL 33433

Attention: Corporate Secretary

E-mail: corpsec@realloys.com

ANNEX J

CERTIFICATE OF DESIGNATIONS OF

SERIES C CONVERTIBLE PREFERRED STOCK OF
Blackboxstocks INC.

I, Gust Kepler, hereby certify that I am the President and Chief Executive Officer of Blackboxstocks Inc. (the “Company”), a corporation organized and existing under the Nevada Revised Statutes (the “NRS”), and further do hereby certify:

That pursuant to the authority expressly conferred upon the Board of Directors of the Company (the “Board”) by the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), and Section 78.1955 of the NRS, on [●], 2025, the Board adopted the following resolution determining it desirable and in the best interests of the Company and its stockholders for the Company to create a series of fifteen thousand (15,000) shares of preferred stock designated as “Series C Convertible Preferred Stock”, none of which shares have been issued:

RESOLVED, that pursuant to the authority vested in the Board, in accordance with the provisions of the Articles of Incorporation, a series of preferred stock, par value $0.001 per share, of the Company be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

TERMS OF SERIES C CONVERTIBLE PREFERRED STOCK

1.  Designation and Number of Shares. There shall hereby be created and established a series of preferred stock of the Company designated as “Series C Convertible Preferred Stock” (the “Preferred Shares”). The authorized number of Preferred Shares shall be fifteen thousand (15,000). Each Preferred Share shall have a par value equal to $0.001 per share. Capitalized terms not defined herein shall have the meaning as set forth in Section 33 below.

2.  Ranking. Except to the extent that Five Narrow Lane LP (the “Required Holder”) expressly consents to the creation of Senior Preferred Stock (as defined below) in accordance with Section 19, all shares of capital stock of the Company shall be pari passu (the “Parity Stock”) or junior (the “Junior Stock”) in rank to all Preferred Shares with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company. The rights of all such shares of capital stock of the Company shall be subject to the rights, powers, preferences and privileges of the Preferred Shares. Without limiting any other provision of this Certificate of Designations, without the prior express consent of the Required Holder, voting separately as a single class, the Company shall not hereafter authorize or issue any additional or other shares of capital stock that are (i) of senior rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the “Senior Preferred Stock”), until the date on which at least 80% of the Preferred Shares have been converted to Common Stock, or (ii) Parity Stock or Junior Stock having a maturity date or any other date requiring redemption or repayment of such shares of Parity Stock or Junior Stock that is prior to the conversion or redemption of all the Preferred Shares. In the event of the merger or consolidation of the Company with or into another corporation, including the Merger (as defined in the Securities Purchase Agreement), the Preferred Shares shall maintain their relative rights, powers, designations, privileges and preferences provided for herein and no such merger or consolidation shall be consummated if it would result in the Preferred Shares being treated in any manner inconsistently with the foregoing.

3.  Dividends and Payments.

(a)  From and after the first date of issuance of any Preferred Shares (the “Initial Issuance Date”), each holder of a Preferred Share (each, a “Holder” and collectively, the “Holders”) shall be entitled to receive dividends on the Stated Value of the Preferred Shares (“Dividends”) at the Dividend Rate computed on the basis of a 360-day year and twelve 30-day months and shall be payable in arrears monthly on each Dividend Date and shall compound each calendar month. At the Holder’s sole discretion, dividends may be paid either (i) in cash, from funds legally available therefor, (ii) “in kind” in the form of additional Preferred Shares (the “PIK Preferred Shares”; and Conversion Shares issuable upon conversion of such PIK Preferred Shares, the “PIK Conversion Shares”), or (iii) in combination of cash, from funds legally available therefor, and PIK Preferred Shares; provided, that, for purposes of clauses (ii) and (iii), the number of PIK Preferred Shares payable on such Dividend Date shall equal the quotient of (A) (i) the amount of the Dividend payable on such Divided Date elected by the Holder to be paid in PIK Preferred Shares divided by (ii) the arithmetic average of Closing Sale Prices of the shares of Common Stock on the Principal Market for each of the five (5) Trading Days before the applicable Dividend Payment Date (as defined herein); provided that such price shall not be lower than the Floor Price, and (B) the Stated Value.

(b)  Prior to the payment of Dividends on a Dividend Date, Dividends shall be payable by way of inclusion of the Dividends in the Conversion Amount on each Conversion Date in accordance with Section 4(b)(i) or upon any redemption in accordance with Section 12 or any required payment upon any Triggering Event. From and after the occurrence and during the continuance of any Triggering Event, Dividends shall accrue on the Stated Value each Preferred Share at fifteen percent (15.0%) per annum (the “Default Rate”) and shall be computed on the basis of a 360-day year and twelve 30-day months.

(c)  On the Maturity Date, the Company shall pay to the Holder an amount in funds legally available therefor representing all outstanding Preferred Shares, accrued and unpaid Dividends and accrued and unpaid Late Charges. Other than as specifically permitted hereunder, the Company may not prepay any portion of the aggregate Stated Value underlying outstanding Preferred Shares, accrued and unpaid Dividends or accrued and unpaid Late Charges.

4.  Conversion. At any time after the Initial Issuance Date, each Preferred Share shall be convertible into validly issued, fully paid and non-assessable shares of Common Stock (as defined below), on the terms and conditions set forth in this Section 4.

(a)  Holder’s Conversion Right. Subject to the provisions of Section 4(d), at any time or times on or after the Initial Issuance Date, each Holder shall be entitled to convert any portion of the outstanding Preferred Shares held by such Holder into validly issued, fully paid and non-assessable shares of Common Stock in accordance with Section 4(c) at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any Preferred Shares.

(b)  Conversion Rate. The number of shares of Common Stock issuable upon conversion of any Preferred Share pursuant to Section 4(a) shall be determined by dividing (x) the Conversion Amount of such Preferred Share by (y) the Conversion Price (the “Conversion Rate”):

(i)  “Conversion Amount” means, with respect to each Preferred Share, as of the applicable date of determination, the sum of (1) the Stated Value thereof plus (2) the Make-Whole Amount, (3) the Additional Amount thereon and any accrued and unpaid Late Charges (as defined below in Section 26(c)) with respect to such Stated Value and Additional Amount as of such date of determination.

(ii)  “Conversion Price” means, with respect to each Preferred Share, as of any Conversion Date or other date of determination, $[●]1, subject to adjustment as provided herein.

(c)  Mechanics of Conversion. The conversion of each Preferred Share shall be conducted in the following manner:

(i)  Optional Conversion. To convert a Preferred Share into shares of Common Stock on any date (a “Conversion Date”), a Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion of the share(s) of Preferred Shares subject to such conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company. If required by Section 4(c)(iii), within two (2) Trading Days following a conversion of any such Preferred Shares as aforesaid, such Holder shall surrender to a nationally recognized overnight delivery service for delivery to the Company the original certificates, if any, representing the Preferred Shares (the “Preferred Share Certificates”) so converted as aforesaid (or an indemnification undertaking with respect to the Preferred Shares in the case of its loss, theft or destruction as contemplated by Section 20(b)). On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by electronic mail an acknowledgment of confirmation, in the form attached hereto as Exhibit II, of receipt of such Conversion Notice to such Holder and the Company’s transfer agent (the “Transfer Agent”), which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the first (1st) Trading Day following each date on which the Company has received a Conversion Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the applicable Conversion Date of such shares of Common Stock issuable pursuant to such Conversion Notice) (the “Share Delivery Deadline”), the Company shall (1) provided that the Transfer Agent is participating in The Depository Trust Company’s (“DTC”) Fast Automated Securities Transfer Program (“FAST”), credit such aggregate number of shares of Common Stock to which such Holder shall be entitled pursuant to such conversion to such Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (2) if the Transfer Agent is not participating in FAST, upon the request of such Holder, issue and deliver (via reputable overnight courier) to the address as specified in such Conversion Notice, a certificate, registered in the name of such Holder or its designee, for the number of shares of Common Stock to which such Holder shall be entitled pursuant to such conversion. If the number of Preferred Shares represented by the Preferred Share Certificate(s) submitted for conversion pursuant to Section 4(c)(iii) is greater than the number of Preferred Shares being converted, then the Company shall, as soon as practicable and in no event later than one (1) Trading Day after receipt of the Preferred Share Certificate(s) and at its own expense, issue and deliver to such Holder (or its designee) a new Preferred Share Certificate or a new Book-Entry (in either case, accordance with Section 20(d)) representing the number of Preferred Shares not converted. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of Preferred Shares shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date. Notwithstanding the foregoing, with respect to any Conversion Notice delivered by a Buyer (as defined in the Securities Purchase Agreement) to the Company on or prior to 4:00 p.m. (New York City time) on the Trading Day immediately prior to the date of initial issuance of such applicable Preferred Shares to be converted pursuant to such Conversion Notice (each, an “Issuance Date”), which may be delivered at any time after the time of execution of the Securities Purchase Agreement, the Company agrees to deliver the shares of Common Stock issuable upon conversion of such Preferred Shares to be issued on such date subject to such notice(s) by 4:00 p.m. (New York City time) on such applicable Issuance Date and such Issuance Date shall be the Share Delivery Date for purposes hereunder with respect to such Conversion Notice.

[1]	To be equal to: 100% of the lesser of (1) the closing price of the Common Stock on the Trading Day immediately prior to the closing of the Merger and (2) the closing price of the Common Stock on the Stockholder Approval Date.

(ii)  Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Deadline, if the Transfer Agent is not participating in FAST, to issue and deliver to such Holder (or its designee) a certificate for the number of shares of Common Stock to which such Holder is entitled and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit such Holder’s or its designee’s balance account with DTC for such number of shares of Common Stock to which such Holder is entitled upon such Holder’s conversion of any Conversion Amount (as the case may be) (a “Conversion Failure”), then, in addition to all other remedies available to such Holder, (X) the Company shall pay in cash from funds legally available therefor to such Holder on each day after the Share Delivery Deadline that the issuance of such shares of Common Stock is not timely effected an amount equal to 2% of the product of (A) the sum of the number of shares of Common Stock not issued to such Holder on or prior to the Share Delivery Deadline and to which such Holder is entitled, multiplied by (B) any trading price of the Common Stock selected by such Holder in writing as in effect at any time during the period beginning on the applicable Conversion Date and ending on the applicable Share Delivery Deadline, and (Y) such Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, all, or any portion, of such Preferred Shares that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 4(c)(ii) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Deadline the Transfer Agent is not participating in FAST, the Company shall fail to issue and deliver to such Holder (or its designee) a certificate and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, the Transfer Agent shall fail to credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of shares of Common Stock to which such Holder is entitled upon such Holder’s conversion hereunder or pursuant to the Company’s obligation pursuant to clause (ii) below, and if on or after such Share Delivery Deadline such Holder acquires (in an open market transaction, stock loan or otherwise) shares of Common Stock corresponding to all or any portion of the number of shares of Common Stock issuable upon such conversion that such Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure (a “Buy-In”), then, in addition to all other remedies available to such Holder, the Company shall, within two (2) Business Days after receipt of such Holder’s request and in such Holder’s discretion, either: (I) pay cash from funds legally available therefor to such Holder in an amount equal to such Holder’s total purchase price (including brokerage commission, stock loan costs and other out-of-pocket expenses, if any) for the shares of Common Stock so acquired (including, without limitation, by any other Person in respect, or on behalf, of such Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate (and to issue such shares of Common Stock) or credit to the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of shares of Common Stock to which such Holder is entitled upon such Holder’s conversion hereunder (as the case may be) (and to issue such shares of Common Stock) shall terminate, or (II) promptly honor its obligation to so issue and deliver to such Holder a certificate or certificates representing such shares of Common Stock or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of shares of Common Stock to which such Holder is entitled upon such Holder’s conversion hereunder (as the case may be) and pay cash from funds legally available therefor to such Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of shares of Common Stock multiplied by (y) the lowest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (II). Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock (or to electronically deliver such shares of Common Stock) upon the conversion of the Preferred Shares as required pursuant to the terms hereof. Notwithstanding anything herein to the contrary, with respect to any given Conversion Failure, this Section 4(c)(ii) shall not apply to a Holder to the extent the Company has already paid such amounts in full to such Holder with respect to such Conversion Failure, as applicable, pursuant to the analogous sections of the Securities Purchase Agreement.

(iii)  Registration; Book-Entry. At the time of issuance of any Preferred Shares hereunder, the applicable Holder may, by written request (including by electronic-mail) to the Company, elect to receive such Preferred Shares in the form of one or more Preferred Share Certificates or in Book-Entry form. The Company (or the Transfer Agent, as custodian for the Preferred Shares) shall maintain a register (the “Register”) for the recordation of the names and addresses of the Holders of each Preferred Share and the Stated Value of the Preferred Shares and whether the Preferred Shares are held by such Holder in Preferred Share Certificates or in Book-Entry form (the “Registered Preferred Shares”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and each Holder of the Preferred Shares shall treat each Person whose name is recorded in the Register as the owner of a Preferred Share for all purposes (including, without limitation, the right to receive payments and Dividends hereunder) notwithstanding notice to the contrary. A Registered Preferred Share may be assigned, transferred or sold only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell one or more Registered Preferred Shares by such Holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Preferred Shares in the same aggregate Stated Value as the Stated Value of the surrendered Registered Preferred Shares to the designated assignee or transferee pursuant to Section 20, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of such Registered Preferred Shares within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 4, following conversion of any Preferred Shares in accordance with the terms hereof, the applicable Holder shall not be required to physically surrender such Preferred Shares held in the form of a Preferred Share Certificate to the Company unless (A) the full or remaining number of Preferred Shares represented by the applicable Preferred Share Certificate are being converted (in which event such certificate(s) shall be delivered to the Company as contemplated by this Section 4(c)(iii)) or (B) such Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of Preferred Shares upon physical surrender of the applicable Preferred Share Certificate. Each Holder and the Company shall maintain records showing the Stated Value, Dividends and Late Charges converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to such Holder and the Company, so as not to require physical surrender of a Preferred Share Certificate upon conversion. If the Company does not update the Register to record such Stated Value, Dividends and Late Charges converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence. In the event of any dispute or discrepancy, such records of such Holder establishing the number of Preferred Shares to which the record holder is entitled shall be controlling and determinative in the absence of manifest error. A Holder and any transferee or assignee, by acceptance of a certificate, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of any Preferred Shares, the number of Preferred Shares represented by such certificate may be less than the number of Preferred Shares stated on the face thereof. Each Preferred Share Certificate shall bear the following legend:

ANY TRANSFEREE OR ASSIGNEE OF THIS CERTIFICATE SHOULD CAREFULLY REVIEW THE TERMS OF THE COMPANY’S CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF SERIES C PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE, INCLUDING SECTION 4(c)(iii) THEREOF. THE NUMBER OF SHARES OF SERIES C PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE MAY BE LESS THAN THE NUMBER OF SHARES OF SERIES C PREFERRED STOCK STATED ON THE FACE HEREOF PURSUANT TO SECTION 4(c)(iii) OF THE CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF SERIES C PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE.

(iv)  Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one Holder for the same Conversion Date and the Company can convert some, but not all, of such Preferred Shares submitted for conversion, the Company shall convert from each Holder electing to have Preferred Shares converted on such date a pro rata amount of such Holder’s Preferred Shares submitted for conversion on such date based on the number of Preferred Shares submitted for conversion on such date by such Holder relative to the aggregate number of Preferred Shares submitted for conversion on such date. In the event of a dispute as to the number of shares of Common Stock issuable to a Holder in connection with a conversion of Preferred Shares, the Company shall issue to such Holder the number of shares of Common Stock not in dispute and resolve such dispute in accordance with Section 25.

(d)  Limitation on Beneficial Ownership.

(i)  Beneficial Ownership. The Company shall not effect the conversion of any of the Preferred Shares held by a Holder, and such Holder shall not have the right to convert any of the Preferred Shares held by such Holder pursuant to the terms and conditions of this Certificate of Designations and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, such Holder together with the other Attribution Parties collectively would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by such Holder and the other Attribution Parties shall include the number of shares of Common Stock held by such Holder and all other Attribution Parties plus the number of shares of Common Stock issuable upon conversion of the Preferred Shares with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted Preferred Shares beneficially owned by such Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes, convertible preferred stock or warrants, including the Preferred Shares and the Warrants) beneficially owned by such Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 4(d)(i). For purposes of this Section 4(d)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder. For purposes of determining the number of outstanding shares of Common Stock a Holder may acquire upon the conversion of such Preferred Shares without exceeding the Maximum Percentage, such Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of shares of Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from a Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall notify such Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Conversion Notice would otherwise cause such Holder’s beneficial ownership, as determined pursuant to this Section 4(d)(i), to exceed the Maximum Percentage, such Holder must notify the Company of a reduced number of shares of Common Stock to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written or oral request of any Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including such Preferred Shares, by such Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of shares of Common Stock to a Holder upon conversion of such Preferred Shares results in such Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which such Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and such Holder shall not have the power to vote or to transfer the Excess Shares. Upon delivery of a written notice to the Company, any Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage of such Holder to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to such Holder and the other Attribution Parties and not to any other Holder that is not an Attribution Party of such Holder. For purposes of clarity, the shares of Common Stock issuable to a Holder pursuant to the terms of this Certificate of Designations in excess of the Maximum Percentage shall not be deemed to be beneficially owned by such Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert such Preferred Shares pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(d)(i) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 4(d)(i) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of such Preferred Shares.

(ii)  Principal Market Regulation. The Company shall not issue any shares of Common Stock upon conversion of any Preferred Shares or otherwise pursuant to the terms of this Certificate of Designations if the issuance of such shares of Common Stock (taken together with the issuance of all other shares of Common Stock upon exercise of the Warrants) would exceed the aggregate number of shares of Common Stock which the Company may issue upon exercise or conversion (as the case may be) of the Preferred Shares and the Warrants without breaching the Company’s obligations under the rules and regulations the listing rules of the Principal Market (the number of shares which may be issued without violating such rules and regulations, the “Exchange Cap”), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its stockholders as required by the applicable rules and regulations of the Principal Market for issuances of shares of Common Stock in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holder. Until such approval or such written opinion is obtained, no Holder shall be issued in the aggregate, upon conversion or exercise (as the case may be) of any Preferred Shares or any Warrant, shares of Common Stock in an amount greater than the product of (i) the Exchange Cap as of the Initial Issuance Date multiplied by (ii) the quotient of (1) the aggregate number of Preferred Shares issued to such Holder on the Initial Issuance Date divided by (2) the aggregate number of Preferred Shares issued to the Holders on the Initial Issuance Date (with respect to each Holder, the “Exchange Cap Allocation”). In the event that any Holder shall sell or otherwise transfer any of such Holder’s Preferred Shares, the transferee shall be allocated a pro rata portion of such Holder’s Exchange Cap Allocation with respect to such portion of such Preferred Shares so transferred, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation so allocated to such transferee. Upon conversion in full of a holder’s Preferred Shares, the difference (if any) between such holder’s Exchange Cap Allocation and the number of shares of Common Stock actually issued to such holder upon such holder’s conversion in full of such Preferred Shares shall be allocated, to the respective Exchange Cap Allocations of the remaining holders of Preferred Shares and/or related Warrants on a pro rata basis in proportion to the shares of Common Stock underlying the Preferred Shares and/or related Warrants then held by each such holder of Preferred Shares and/or related Warrants. In the event that after [●], 2025, the Company is prohibited from issuing any shares of Common Stock pursuant to this Section 4(d)(ii) (the “Exchange Cap Shares”) to a Holder, the Company shall pay cash from funds legally available therefor to such Holder in exchange for the redemption of such number of Preferred Shares held by such Holder that are not convertible into such Exchange Cap Shares at a price equal to the sum of (i) the product of (x) such number of Exchange Cap Shares and (y) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date such Holder delivers the applicable Conversion Notice with respect to such Exchange Cap Shares to the Company and ending on the date of such issuance and payment under this Section 4(d)(ii) and (ii) to the extent such Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Holder of Exchange Cap Shares, any brokerage commissions and other out-of-pocket expenses, if any, of such Holder incurred in connection therewith.

5.  Triggering Event Redemptions.

(a)  Triggering Event. Each of the following events shall constitute a “Triggering Event” and each of the events in clauses (viii), (ix), and (x) shall constitute a “Bankruptcy Triggering Event”:

(i)  the suspension from trading or the failure of the Common Stock to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days;

(ii)  the Company’s (A) failure to cure a Conversion Failure or a Delivery Failure (as defined in the Warrants) by delivery of the required number of shares of Common Stock within five (5) Trading Days after the applicable Conversion Date or exercise date (as the case may be) or (B) written notice to any holder of Preferred Shares or Warrants, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for exercise of any Warrants for Warrant Shares in accordance with the provisions of the Warrants or a request for conversion of any Preferred Shares into shares of Common Stock that is requested in accordance with the provisions of this Certificate of Designations, other than pursuant to Section 4(d) hereof;

(iii)  except to the extent the Company is in compliance with Section 11(b) below, following the Stockholder Approval Date, at any time following the tenth (10th) consecutive day that a Holder’s Authorized Share Allocation (as defined in Section 11(a) below) is less than the sum of (A) 200% of the number of shares of Common Stock that such Holder would be entitled to receive upon a conversion, in full, of all of the Preferred Shares then held by such Holder (assuming a conversion at the Floor Price then in effect and without regard to any limitations on conversion set forth in this Certificate of Designations) and (B) 200% of the number of shares of Common Stock that such Holder would then be entitled to receive upon exercise in full of such Holder’s Warrants (without regard to any limitations on exercise set forth in the Warrants);

(iv)  subject to the applicable provisions of the NRS, the Board fails to declare any Dividend to be paid on the applicable Dividend Date in accordance with Section 3;

(v)  the Company’s failure to pay to any Holder any Dividend on any Dividend Date (whether or not declared by the Board) or any other amount when and as due under this Certificate of Designations (including, without limitation, the Company’s failure to pay any redemption payments or amounts hereunder), the Securities Purchase Agreement or any other Transaction Document or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby (in each case, whether or not permitted pursuant to the NRS), except, in the case of a failure to pay Dividends and Late Charges when and as due, in each such case only if such failure remains uncured for a period of at least five (5) Trading Days;

(vi)  the Company fails to deliver Conversion Shares or Warrant Shares without a restrictive legend on any certificate or any shares of Common Stock issued to the applicable Holder upon conversion or exercise (as the case may be) of any Securities (as defined in the Securities Purchase Agreement) acquired by such Holder under the Transaction Documents as and when required by such Securities or the Securities Purchase Agreement, as applicable, and any such failure remains uncured for at least five (5) Trading Days;

(vii)  the occurrence of any default under, redemption of or acceleration prior to maturity of at least an aggregate of $250,000 of Indebtedness (as defined in the Securities Purchase Agreement) of the Company or any of its Subsidiaries;

(viii)  bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Subsidiary and, if instituted against the Company or any Subsidiary by a third party, shall not be dismissed within thirty (30) days of their initiation;

(ix)  the commencement by the Company or any Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

(x)  the entry by a court of (i) a decree, order, judgment or other similar document in respect of the Company or any Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Company or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of thirty (30) consecutive days;

(xi)  a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay; provided, however, any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $250,000 amount set forth above so long as the Company provides each Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to each Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company or such Subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

(xii)  the Company and/or any Subsidiary, individually or in the aggregate, either (i) fails to pay, when due, or within any applicable grace period, any payment with respect to any Indebtedness in excess of $250,000 due to any third party (other than, with respect to unsecured Indebtedness only, payments contested by the Company and/or such Subsidiary (as the case may be) in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with GAAP) or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of $250,000, which breach or violation permits the other party thereto to declare a default or otherwise accelerate amounts due thereunder, or (ii) suffer to exist any other circumstance or event that would, with or without the passage of time or the giving of notice, result in a default or event of default under any agreement binding the Company or any Subsidiary, which default or event of default would or is likely to have a material adverse effect on the business, assets, operations (including results thereof), liabilities, properties, condition (including financial condition) or prospects of the Company or any of its Subsidiaries, individually or in the aggregate, but only if such failure or occurrence remains uncured for a period of at least five (5) days;

(xiii)  other than as specifically set forth in another clause of this Section 5(a), the Company or any Subsidiary breaches any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five (5) consecutive Trading Days;

(xiv)  a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company as to whether any Triggering Event has occurred;

(xv)  any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 15(m) of this Certificate of Designations;

(xvi)  any Material Adverse Effect (as defined in the Securities Purchase Agreement) occurs that has not been cured, if capable of curing, within ten (10) Trading Days of the occurrence thereof; or

(xvii)  any provision of any Transaction Document shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the Company, or the validity or enforceability thereof shall be contested, directly or indirectly, by the Company or any Subsidiary, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof or the Company or any of its Subsidiaries shall deny in writing that it has any liability or obligation purported to be created under one or more Transaction Documents.

(b)  Notice of a Triggering Event; Redemption Right. Upon the occurrence of a Triggering Event with respect to the Preferred Shares, the Company shall within one (1) Business Day deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (an “Triggering Event Notice”) to each Holder. At any time after the earlier of a Holder’s receipt of a Triggering Event Notice and such Holder becoming aware of a Triggering Event (such earlier date, the “Triggering Event Right Commencement Date”) and ending (such ending date, the “Triggering Event Right Expiration Date”, and each such period, a “Triggering Event Redemption Right Period”) on the fifteenth (15th) Trading Day after the later of (x) the later of (1) the date such Triggering Event is cured and (2) the date the Company delivers written notice to the Holders of the cure of such Triggering Event and (y) such Holder’s receipt of a Triggering Event Notice that includes (I) a reasonable description of the applicable Triggering Event, (II) a certification as to whether, in the opinion of the Company, such Triggering Event is capable of being cured and, if applicable, a reasonable description of any existing plans of the Company to cure such Triggering Event and (III) a certification as to the date the Triggering Event occurred and, if cured on or prior to the date of such Triggering Event Notice, the applicable Triggering Event Right Expiration Date, such Holder may require the Company to redeem (regardless of whether such Triggering Event has been cured on or prior to the Triggering Event Right Expiration Date) all or any of the Preferred Shares by delivering written notice thereof (the “Triggering Event Redemption Notice”) to the Company, which Triggering Event Redemption Notice shall indicate the number of the Preferred Shares such Holder is electing to redeem. Each of the Preferred Shares subject to redemption by the Company pursuant to this Section 5(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) the Redemption Premium and (ii) the product of (X) the Conversion Rate with respect to the Conversion Amount in effect at such time as such Holder delivers a Triggering Event Redemption Notice multiplied by (Y) the product of (1) the Redemption Premium multiplied by (2) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date immediately preceding such Triggering Event and ending on the date the Company makes the entire payment required to be made under this Section 5(b) (the “Triggering Event Redemption Price”). Redemptions required by this Section 5(b) shall be made in accordance with the provisions of Section 12. To the extent redemptions required by this Section 5(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Preferred Shares by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5(b), but subject to Section 4(d), until the Triggering Event Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(b) (together with any Late Charges thereon) may be converted, in whole or in part, by such Holder into Common Stock pursuant to the terms of this Certificate of Designations. In the event of the Company’s redemption of any of the Preferred Shares under this Section 5(b), a Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for such Holder. Accordingly, any redemption premium due under this Section 5(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of such Holder’s actual loss of its investment opportunity and not as a penalty. Any redemption upon a Triggering Event shall not constitute an election of remedies by the applicable Holder or any other Holder, and all other rights and remedies of each Holder shall be preserved.

(c)  Mandatory Redemption upon Bankruptcy Triggering Event. Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Bankruptcy Triggering Event, whether occurring prior to or following the Maturity Date, the Company shall immediately redeem, out of funds legally available therefor, each of the Preferred Shares then outstanding at a redemption price equal to the applicable Triggering Event Redemption Price (calculated as if such Holder shall have delivered the Triggering Event Redemption Notice immediately prior to the occurrence of such Bankruptcy Triggering Event), without the requirement for any notice or demand or other action by any Holder or any other person or entity, provided that a Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Triggering Event, in whole or in part, and any such waiver shall not affect any other rights of such Holder or any other Holder hereunder, including any other rights in respect of such Bankruptcy Triggering Event, any right to conversion, and any right to payment of such Triggering Event Redemption Price or any other Redemption Price, as applicable.

6.  Rights Upon Fundamental Transactions.

(a)  Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity (if the Successor Entity is not the Company) assumes in writing all of the obligations of the Company under this Certificate of Designations and the other Transaction Documents in accordance with the provisions of this Section 6(a) pursuant to written agreements in form and substance satisfactory to the Required Holder and approved by the Required Holder prior to such Fundamental Transaction, including agreements to deliver to each holder of Preferred Shares in exchange for such Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Certificate of Designations, including, without limitation, having a stated value and dividend rate equal to the stated value and dividend rate of the Preferred Shares held by the Holders and having similar ranking to the Preferred Shares, and satisfactory to the Required Holder and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose shares of common stock are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designations and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Certificate of Designations and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein and therein. In addition to the foregoing, upon consummation of a Fundamental Transaction, the Successor Entity (if the Successor Entity is not the Company) shall deliver to each Holder confirmation that there shall be issued upon conversion or redemption of the Preferred Shares at any time after the consummation of such Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Sections 7 and 17, which shall continue to be receivable thereafter)) issuable upon the conversion or redemption of the Preferred Shares prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity (including its Parent Entity) which each Holder would have been entitled to receive upon the happening of such Fundamental Transaction had all the Preferred Shares held by each Holder been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of the Preferred Shares contained in this Certificate of Designations), as adjusted in accordance with the provisions of this Certificate of Designations. Notwithstanding the foregoing, such Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 6(a) to permit the Fundamental Transaction without the assumption of the Preferred Shares. The provisions of this Section 6 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of the Preferred Shares.

(b)  Notice of a Change of Control Redemption Right. No sooner than twenty (20) Trading Days nor later than ten (10) Trading Days prior to the consummation of a Change of Control (the “Change of Control Date”), but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via electronic mail and overnight courier to each Holder (a “Change of Control Notice”). At any time during the period beginning after a Holder’s receipt of a Change of Control Notice or such Holder becoming aware of a Change of Control if a Change of Control Notice is not delivered to such Holder in accordance with the immediately preceding sentence (as applicable) and ending on the later of (A) the date of consummation of such Change of Control or (B) twenty (20) Trading Days after the date of receipt of such Change of Control Notice or (C) twenty (20) Trading Days after the date of the announcement of such Change of Control, such Holder may require the Company to redeem all or any portion of such Holder’s Preferred Shares by delivering written notice thereof (“Change of Control Redemption Notice”) to the Company, which Change of Control Redemption Notice shall indicate the number of Preferred Shares such Holder is electing to have the Company redeem. Each Preferred Share subject to redemption pursuant to this Section 6(b) shall be redeemed by the Company in funds legally available therefor at a price equal to the greatest of (i) the product of (w) the Change of Control Redemption Premium multiplied by (y) the Conversion Amount of the Preferred Shares being redeemed, (ii) the product of (x) the Change of Control Redemption Premium multiplied by (y) the product of (A) the Conversion Amount of the Preferred Shares being redeemed multiplied by (B) the quotient determined by dividing (I) the greatest Closing Sale Price of the shares of Common Stock during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date such Holder delivers the Change of Control Redemption Notice by (II) the Conversion Price then in effect and (iii) the product of (y) the Change of Control Redemption Premium multiplied by (z) the product of (A) the Conversion Amount of the Preferred Shares being redeemed multiplied by (B) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per share of Common Stock to be paid to such holders of the shares of Common Stock upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the Closing Sale Price of such securities as of the Trading Day immediately prior to the consummation of such Change of Control, the Closing Sale Price of such securities on the Trading Day immediately following the public announcement of such proposed Change of Control and the Closing Sale Price of such securities on the Trading Day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the Conversion Price then in effect (the “Change of Control Redemption Price”). Redemptions required by this Section 6(b) shall have priority to payments to all other stockholders of the Company in connection with such Change of Control. To the extent redemptions required by this Section 6(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Preferred Shares by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 6(b), but subject to Section 4(d), until the applicable Change of Control Redemption Price (together with any Late Charges thereon) is paid in full to the applicable Holder, the Preferred Shares submitted by such Holder for redemption under this Section 6(b) may be converted, in whole or in part, by such Holder into Common Stock pursuant to Section 4 or in the event the Conversion Date is after the consummation of such Change of Control, stock or equity interests of the Successor Entity substantially equivalent to the Company’s shares of Common Stock pursuant to Section 4. In the event of the Company’s redemption of any of the Preferred Shares under this Section 6(b), such Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for a Holder. Accordingly, any redemption premium due under this Section 6(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of such Holder’s actual loss of its investment opportunity and not as a penalty. The Company shall make payment of the applicable Change of Control Redemption Price concurrently with the consummation of such Change of Control if a Change of Control Redemption Notice is received prior to the consummation of such Change of Control and within two (2) Trading Days after the Company’s receipt of such notice otherwise (the “Change of Control Redemption Date”). Redemptions required by this Section 6 shall be made in accordance with the provisions of Section 12.

7.  Rights Upon Issuance of Purchase Rights and Other Corporate Events.

(a)  Purchase Rights. In addition to any adjustments pursuant to Section 8 below, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then each Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of shares of Common Stock acquirable upon complete conversion of all the Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares and assuming for such purpose that all the Preferred Shares were converted at the Conversion Price as of the applicable record date) held by such Holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that such Holder’s right to participate in any such Purchase Right would result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, then such Holder shall not be entitled to participate in such Purchase Right to such extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Purchase Right (and beneficial ownership) to such extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of such Holder until such time or times, if ever, as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times such Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation).

(b)  Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to ensure that each Holder will thereafter have the right, at such Holder’s option, to receive upon a conversion of all the Preferred Shares held by such Holder (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets to which such Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by such Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares set forth in this Certificate of Designations) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as such Holder would have been entitled to receive had the Preferred Shares held by such Holder initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant the preceding sentence shall be in a form and substance satisfactory to the Required Holder. The provisions of this Section 7 shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of the Preferred Shares set forth in this Certificate of Designations.

8.  Rights Upon Issuance of Other Securities.

(a)  Adjustment of Conversion Price upon Issuance of Common Stock. If and whenever on or after the Subscription Date the Company grants, issues or sells (or enters into any agreement or publicly announces its intention to grant, issue or sell), or in accordance with this Section 8(a) is deemed to have granted, issued or sold, any shares of Common Stock (including the granting, issuance or sale of shares of Common Stock owned or held by or for the account of the Company, but excluding any Excluded Securities granted, issued or sold or deemed to have been granted, issued or sold) for a consideration per share (the “New Issuance Price”) less than a price equal to the Conversion Price in effect immediately prior to such granting, issuance or sale or deemed granting, issuance or sale (such Conversion Price then in effect is referred to herein as the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then, immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price. For all purposes of the foregoing (including, without limitation, determining the adjusted Conversion Price and the New Issuance Price under this Section 8(a)), the following shall be applicable:

(i)  Issuance of Options. If the Company in any manner grants, issues or sells (or enters into any agreement to grant, issue or sell) any Options and the lowest price per share for which one share of Common Stock is at any time issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting, issuance or sale of such Option for such price per share. For purposes of this Section 8(a)(i), the “lowest price per share for which one share of Common Stock is at any time issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon the granting, issuance or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof and (y) the lowest exercise price set forth in such Option for which one share of Common Stock is issuable (or may become issuable assuming all possible market conditions) upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option or otherwise pursuant to the terms thereof, minus (2) the sum of all amounts paid or payable to the holder of such Option (or any other Person) with respect to any one share of Common Stock upon the granting, issuance or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option or otherwise pursuant to the terms thereof plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Option (or any other Person). Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Common Stock or of such Convertible Securities upon the exercise of such Options or otherwise pursuant to the terms thereof or upon the actual issuance of such shares of Common Stock upon conversion, exercise or exchange of such Convertible Securities.

(ii)  Issuance of Convertible Securities. If the Company in any manner issues or sells (or enters into any agreement to issue or sell) any Convertible Securities and the lowest price per share for which one share of Common Stock is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale (or the time of execution of such agreement to issue or sell, as applicable) of such Convertible Securities for such price per share. For the purposes of this Section 8(a)(ii), the “lowest price per share for which one share of Common Stock is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of Common Stock upon the issuance or sale (or pursuant to the agreement to issue or sell, as applicable) of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security or otherwise pursuant to the terms thereof and (y) the lowest conversion price set forth in such Convertible Security for which one share of Common Stock is issuable (or may become issuable assuming all possible market conditions) upon conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) with respect to any one share of Common Stock upon the issuance or sale (or the agreement to issue or sell, as applicable) of such Convertible Security plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Convertible Security (or any other Person). Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such shares of Common Stock upon conversion, exercise or exchange of such Convertible Securities or otherwise pursuant to the terms thereof, and if any such issuance or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price has been or is to be made pursuant to other provisions of this Section 8(a), except as contemplated below, no further adjustment of the Conversion Price shall be made by reason of such issuance or sale.

(iii)  Change in Option Price or Rate of Conversion. If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for shares of Common Stock increases or decreases at any time (other than proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 8(b) below), the Conversion Price in effect at the time of such increase or decrease shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate (as the case may be) at the time initially granted, issued or sold. For purposes of this Section 8(a)(iii), if the terms of any Option or Convertible Security (including, without limitation, any Option or Convertible Security that was outstanding as of the Subscription Date) are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 8(a) shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(iv)  Calculation of Consideration Received. If any Option and/or Convertible Security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (as determined by the Required Holder, the “Primary Security”, and such Option and/or Convertible Security and/or Adjustment Right, the “Secondary Securities” and together with the Primary Security, each a “Unit”), together comprising one integrated transaction, the aggregate consideration per share of Common Stock with respect to such Primary Security shall be deemed to be the lower of (x) the purchase price of such Unit, (y) if such Primary Security is an Option and/or Convertible Security, the lowest price per share for which one share of Common Stock is at any time issuable upon the exercise or conversion of the Primary Security in accordance with Section 8(a)(i) or 8(a)(ii) above and (z) the lowest VWAP of the shares of Common Stock on any Trading Day during the five (5) Trading Day period (the “Adjustment Period”) immediately following the public announcement of such Dilutive Issuance (for the avoidance of doubt, if such public announcement is released prior to the opening of the Principal Market on a Trading Day, such Trading Day shall be the first Trading Day in such five (5) Trading Day period and if any Preferred Shares are converted, on any given Conversion Date during any such Adjustment Period, solely with respect to such Preferred Shares converted on such applicable Conversion Date, such applicable Adjustment Period shall be deemed to have ended on, and included, the Trading Day immediately prior to such Conversion Date). If any shares of Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount of consideration received by the Company therefor. If any shares of Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) Trading Days immediately preceding the date of receipt. If any shares of Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Common Stock, Options or Convertible Securities (as the case may be). The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Required Holder. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holder. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v)  Record Date. If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(b)  Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. Without limiting any provision of Sections 7, 17 or 8(a), if the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision of Sections 7, 17 or 8(a), if the Company at any time on or after the Subscription Date combines (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 8(b) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 8(b) occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

(c)  Holder’s Right of Adjusted Conversion Price. In addition to and not in limitation of the other provisions of this Section 8(b), if the Company in any manner issues or sells or enters into any agreement to issue or sell, any Common Stock, Options or Convertible Securities (any such securities, “Variable Price Securities”) after the Subscription Date that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for shares of Common Stock at a price which varies or may vary with the market price of the shares of Common Stock, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Company shall provide written notice thereof via electronic mail and overnight courier to each Holder on the date of such agreement and/or the issuance of such shares of Common Stock, Convertible Securities or Options, as applicable. From and after the date the Company enters into such agreement or issues any such Variable Price Securities, each Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of the Preferred Shares by designating in the Conversion Notice delivered upon any conversion of Preferred Shares that solely for purposes of such conversion such Holder is relying on the Variable Price rather than the Conversion Price then in effect. A Holder’s election to rely on a Variable Price for a particular conversion of Preferred Shares shall not obligate such Holder to rely on a Variable Price for any future conversions of Preferred Shares.

(d)  Stock Combination Event Adjustments. If at any time and from time to time on or after the Subscription Date there occurs any stock split, stock dividend, stock combination, reverse stock split, recapitalization or other similar transaction involving the Common Stock (each, a “Stock Combination Event”, and such date thereof, the “Stock Combination Event Date”) and the Event Market Price is less than the Conversion Price then in effect (after giving effect to the adjustment in Section 8(b) above), then on or prior to the sixteenth (16th) Trading Day immediately following such Stock Combination Event Date (“Stock Combination Event Adjustment Date”), the Conversion Price then in effect on such Stock Combination Event Adjustment Date (after giving effect to the adjustment in Section 8(b) above) shall be reduced (but in no event increased) to the Event Market Price. For the avoidance of doubt, if the adjustment in the immediately preceding sentence would otherwise result in an increase in the Conversion Price hereunder, no adjustment shall be made.

(e)  Other Events. In the event that the Company (or any Subsidiary) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect any Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 8 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Board shall in good faith determine and implement an appropriate adjustment in the Conversion Price so as to protect the rights of such Holder, provided that no such adjustment pursuant to this Section 8(e) will increase the Conversion Price as otherwise determined pursuant to this Section 8, provided further that if such Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Board and such Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding absent manifest error and whose fees and expenses shall be borne by the Company.

(f)  Calculations. All calculations under this Section 8 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(g)  Voluntary Adjustment by Company. Subject to the rules and regulations of the Principal Market, the Company may at any time any Preferred Shares remain outstanding, with the prior written consent of the Required Holder, reduce the then current Conversion Price to any amount and for any period of time deemed appropriate by the Board.

9.  Reserved.

10.  Reserved.

11.  Authorized Shares.

(a)  Reservation. Following the Stockholder Approval Date, so long as any Preferred Shares remain outstanding, the Company shall at all times reserve at least 200% of the aggregate number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all of the Preferred Shares then outstanding at the Floor Price then in effect (without regard to any limitations on conversions and assuming the Preferred Shares remain outstanding until the Maturity Date) (the “Required Reserve Amount”). The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the Holders based on the number of the Preferred Shares held by each Holder on the Initial Issuance Date or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a Holder shall sell or otherwise transfer any of such Holder’s Preferred Shares, each transferee shall be allocated a pro rata portion of such Holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Preferred Shares shall be allocated to the remaining Holders of Preferred Shares, pro rata based on the number of the Preferred Shares then held by the Holders.

(b)  Insufficient Authorized Shares. If, notwithstanding Section 11(a) and not in limitation thereof, at any time while any of the Preferred Shares remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Preferred Shares at least a number of shares of Common Stock equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Preferred Shares then outstanding (or deemed outstanding pursuant to Section 11(a) above). Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal (or, if a majority of the voting power then in effect of the capital stock of the Company consents to such increase, in lieu of such proxy statement, deliver to the stockholders of the Company an information statement that has been filed with (and either approved by or not subject to comments from) the SEC with respect thereto). In the event that the Company is prohibited from issuing shares of Common Stock to a Holder upon any conversion due to the failure by the Company to have sufficient shares of Common Stock available out of the authorized but unissued shares of Common Stock (such unavailable number of shares of Common Stock, the “Authorized Failure Shares”), in lieu of delivering such Authorized Failure Shares to such Holder, the Company shall pay legally available funds in exchange for the redemption of such portion of the Conversion Amount of the Preferred Shares convertible into such Authorized Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorized Failure Shares and (y) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date such Holder delivers the applicable Conversion Notice with respect to such Authorized Failure Shares to the Company and ending on the date of such issuance and payment under this Section 11(a); and (ii) to the extent such Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Holder of Authorized Failure Shares, any brokerage commissions and other out-of-pocket expenses, if any, of such Holder incurred in connection therewith. Nothing contained in Section 11(a) or this Section 11(b) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement.

12.  Redemptions.

(a)  General. If a Holder has submitted a Triggering Event Redemption Notice in accordance with Section 5(b), the Company shall deliver the applicable Triggering Event Redemption Price to such Holder in legally available funds within five (5) Business Days after the Company’s receipt of such Holder’s Triggering Event Redemption Notice. If a Holder has submitted a Change of Control Redemption Notice in accordance with Section 6(b), the Company shall deliver the applicable Change of Control Redemption Price to such Holder in legally available funds concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Business Days after the Company’s receipt of such notice otherwise. If a Holder has submitted a Maturity Redemption Notice in accordance with Section 12(e) below, the Company shall deliver the applicable Maturity Redemption Price to such Holder in legally available funds on the applicable Maturity Redemption Date. Notwithstanding anything herein to the contrary, in connection with any redemption hereunder at a time a Holder is entitled to receive a cash payment under any of the other Transaction Documents, at the option of such Holder delivered in writing to the Company, the applicable Redemption Price hereunder shall be increased by the amount of such cash payment owed to such Holder under such other Transaction Document and, upon payment in full or conversion in accordance herewith, shall satisfy the Company’s payment obligation under such other Transaction Document. In the event of a redemption of less than all of the Preferred Shares, the Company shall promptly cause to be issued and delivered to such Holder a new Preferred Share Certificate (in accordance with Section 20) (or evidence of the creation of a new Book-Entry) representing the number of Preferred Shares which have not been redeemed. In the event that the Company does not pay the applicable Redemption Price to a Holder within the time period required for any reason (including, without limitation, to the extent such payment is prohibited pursuant to the NRS), at any time thereafter and until the Company pays such unpaid Redemption Price in full, such Holder shall have the option, in lieu of redemption, to require the Company to promptly return to such Holder all or any of the Preferred Shares that were submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Preferred Shares, and (y) the Company shall immediately return the applicable Preferred Share Certificate, or issue a new Preferred Share Certificate (in accordance with Section 20(d)), to such Holder (unless the Preferred Shares are held in Book-Entry form, in which case the Company shall deliver evidence to such Holder that a Book-Entry for such Preferred Shares then exists), and in each case the Additional Amount of such Preferred Shares shall be increased by an amount equal to the difference between (1) the applicable Redemption Price (as the case may be, and as adjusted pursuant to this Section 12, if applicable) minus (2) the Stated Value portion of the Conversion Amount submitted for redemption. A Holder’s delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Preferred Shares subject to such notice.

(b)  Redemption by Multiple Holders. Upon the Company’s receipt of a Redemption Notice from any Holder for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 5(b) or Section 6(b), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to each other Holder by electronic mail a copy of such notice. If the Company receives one or more Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is two (2) Business Days prior to the Company’s receipt of the initial Redemption Notice and ending on and including the date which is two (2) Business Days after the Company’s receipt of the initial Redemption Notice and the Company is unable to redeem all of the Conversion Amount of such Preferred Shares designated in such initial Redemption Notice and such other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each Holder based on the Stated Value of the Preferred Shares submitted for redemption pursuant to such Redemption Notices received by the Company during such seven (7) Business Day period.

(c)  Reserved.

(d)  Company Mandatory Redemption.

(i)  At any time after the Initial Issuance Date, to the extent the Company raises capital in any financing with gross proceeds in excess of $3 million, the Company shall use one-third of such gross proceeds to redeem all or any portion of the Preferred Shares then outstanding (the “Company Mandatory Redemption Amount”) on the Company Mandatory Redemption Date (as defined below) (a “Company Mandatory Redemption”). The Preferred Shares subject to redemption pursuant to this Section 12(d) shall be redeemed by the Company in cash at a price (the “Company Mandatory Redemption Price”) equal to the product of (i) 110% and (ii) the Stated Value of the Preferred Shares being redeemed plus the Additional Amount thereon, as of the Company Mandatory Redemption Date.

(ii)  In connection with a Company Mandatory Redemption, the Company shall deliver a written notice thereof by facsimile or electronic mail and overnight courier to all, but not less than all, of the Holders (the “Company Mandatory Redemption Notice” and the date all of the Holders received such notice is referred to as the “Company Mandatory Redemption Notice Date”). Any Company Mandatory Redemption Notice shall be irrevocable. The Company Mandatory Redemption Notice shall (x) state the date on which the Company Mandatory Redemption shall occur (the “Company Mandatory Redemption Date”) which date shall not be less than twenty (20) Trading Days and not more than forty (40) Trading Days following the Company Mandatory Redemption Notice Date, and (y) state the aggregate Conversion Amount of the Preferred Shares which is being redeemed in such Company Mandatory Redemption from such Holder and all of the other Holders of the Preferred Shares (which shall be allocated, pro rata, to each Holder) pursuant to this Section 12(d) on the Company Mandatory Redemption Date. All Conversion Amounts converted by a Holder after the Company Mandatory Redemption Notice Date shall reduce the Company Mandatory Redemption Amount of the Preferred Shares of such Holder required to be redeemed on the Company Mandatory Redemption Date.

(iii)  With respect to any Preferred Shares which have not been converted by a holder of the Preferred Shares prior to the Company Mandatory Redemption Date and have been specified to be redeemed by the Company pursuant to the Company Mandatory Redemption and which have been redeemed in accordance with the provisions of this Section 12(d), (i) Dividends shall cease to accrue on such Preferred Shares, (ii) such Preferred Shares shall no longer be deemed outstanding and (iii) all rights with respect to such Preferred Shares shall cease and terminate.

(iv)  In the event of the Company’s redemption of any of the Preferred Shares under this Section 12(d), a Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for such Holder. Accordingly, any redemption premium due under this Section 12(d) is intended by the parties to be, and shall be deemed, a reasonable estimate of such Holder’s actual loss of its investment opportunity and not as a penalty. For purposes of clarification, a Company Mandatory Redemption shall be subject to the applicable provisions of Section 12(a).

(e)  Holder Optional Redemption at Maturity Date. At any time from and after the tenth (10th) Business Day prior to the Maturity Date, any Holder may require the Company to redeem (a “Maturity Redemption”), out of funds legally available therefor, all or any number of Preferred Shares held by such Holder at a purchase price equal to the product of 100% of the Conversion Amount of the Preferred Shares being redeemed (the “Maturity Redemption Price”). The Maturity Redemption Notice shall state the date the Company is required to pay to such Holder such Maturity Redemption Price (the “Maturity Redemption Date”), which date shall be no earlier than ten (10) Business Days following the date of delivery of such Maturity Redemption Notice.

13.  Voting Rights. Except as otherwise provided herein or as required by applicable law and subject to the provisions of Section 4(d) hereof, Holders of Preferred Shares shall be entitled to vote with holders of the Common Stock on all matters that such holders of Common Stock are entitled to vote upon, in the same manner and with the same effect as the holders of Common Stock, voting together with the holders of Common Stock as a single class. Subject to the provisions of Section 4(d) hereof, each Preferred Share shall entitle the Holder thereof to cast that number of votes per Preferred Share equal to the Stated Value of such Preferred Share divided by the Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) immediately preceding the Subscription Date (or $[●] per share, as of the date of this Certificate of Designations, and subject to adjustments for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions following the date hereof). For purposes of clarity, this Nasdaq Minimum Price shall apply only for purposes of this Section 13 of the Certificate of Designations and not apply to any other section of the Certificate of Designations or any Transaction Document. Notwithstanding the foregoing, to the extent that under the NRS the vote of the holders of the Preferred Shares, voting separately as a class or series, as applicable, is required to authorize a given action of the Company, the affirmative vote or consent of the Required Holder represented at a duly held meeting at which a quorum is present or by written consent of the Required Holder (except as otherwise may be required under the NRS), shall constitute the approval of such action by both the class or the series, as applicable. For the avoidance of doubt, for purposes of determining the presence of a quorum at any meeting of the stockholders of the Company at which the Preferred Shares are entitled to vote, the number of Preferred Shares and votes represented by such shares shall be counted on an as converted to Common Stock basis, subject to any limitations on conversion set forth herein. Holders of the Preferred Shares shall be entitled to written notice of all stockholder meetings or written consents (and copies of proxy materials and other information sent to stockholders) with respect to which they would be entitled to vote, which notice would be provided pursuant to the Bylaws and the NRS.

14.  Covenants. For so long as any Preferred Shares are outstanding, without the prior written consent of the Required Holder:

(a)  Incurrence of Indebtedness. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness (other than Permitted Indebtedness).

(b)  Existence of Liens. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, “Liens”) other than Permitted Liens.

(c)  Reserved.

(d)  Reserved.

(e)  Reserved.

(f)  Maturity of Indebtedness. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, permit any Indebtedness (other than Permitted Indebtedness) of the Company or any of its Subsidiaries to mature or accelerate prior to the conversion or redemption of all the Preferred Shares.

(g)  Reserved.

(h)  Preservation of Existence, Etc. Other than in connection with the Merger, the Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary; provided, however, that the Company shall have the right to merge or combine wholly-owned Subsidiaries hereunder, or eliminate or dissolve foreign Subsidiaries, in each case where such restructuring does not have a material impact on the Company’s assets or ability to comply with the provisions hereof.

(i)  Maintenance of Properties, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(j)  Reserved.

(k)  Maintenance of Insurance. The Company shall use reasonable best efforts to maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as are generally consistent with the coverage held by the Company on the Initial Issuance Date.

(l)  Transactions with Affiliates. The Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any affiliate, except transactions in the ordinary course of business in a manner and to an extent, if applicable, consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be reasonably expected to be obtained in a comparable arm’s length transaction with a Person that is not an affiliate thereof.

(m)  Reserved.

(n)  Reserved.

(o)  Reserved.

(p)  Organizational Documents. The Company shall not amend, alter, modify, or repeal the Articles of Incorporation, this Certificate of Designation, or the bylaws of the Company, including the amendment of the Articles of Incorporation by the adoption or amendment of any Certificate of Designation or similar document, in each case, in any manner that materially adversely affects any of the Holders of the Preferred Shares.

(q)  Reserved.

(r)  Reserved.

(s)  Stay, Extension and Usury Laws. To the extent that it may lawfully do so, the Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Certificate of Designations; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Holders by this Certificate of Designations, but will suffer and permit the execution of every such power as though no such law has been enacted.

(t)  Taxes. The Company and its Subsidiaries shall pay when due all taxes, fees or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against the Company and its Subsidiaries or their respective assets or upon their ownership, possession, use, operation or disposition thereof or upon their rents, receipts or earnings arising therefrom (except where the failure to pay would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). The Company and its Subsidiaries shall file on or before the due date therefor all personal property tax returns (except where the failure to file would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). Notwithstanding the foregoing, the Company and its Subsidiaries may contest, in good faith and by appropriate proceedings, taxes for which they maintain adequate reserves therefor in accordance with GAAP.

(u)  Independent Investigation. At the request of any Holder either (x) at any time when a Triggering Event has occurred and is continuing, (y) upon the occurrence of an event that with the passage of time or giving of notice would constitute a Triggering Event or (z) at any time such Holder reasonably believes a Triggering Event may have occurred or be continuing, the Company shall hire an independent, reputable investment bank selected by the Company and approved by such Holder to investigate as to whether any breach of the Certificate of Designations has occurred (the “Independent Investigator”). If the Independent Investigator determines that such breach of the Certificate of Designations has occurred, the Independent Investigator shall notify the Company of such breach and the Company shall deliver written notice to each Holder of such breach. In connection with such investigation, the Independent Investigator may, during normal business hours, inspect all contracts, books, records, personnel, offices and other facilities and properties of the Company and its Subsidiaries and, to the extent available to the Company after the Company uses reasonable efforts to obtain them, the records of its legal advisors and accountants (including the accountants’ work papers) and any books of account, records, reports and other papers not contractually required of the Company to be confidential or secret, or subject to attorney-client or other evidentiary privilege, and the Independent Investigator may make such copies and inspections thereof as the Independent Investigator may reasonably request. The Company shall furnish the Independent Investigator with such financial and operating data and other information with respect to the business and properties of the Company as the Independent Investigator may reasonably request. The Company shall permit the Independent Investigator to discuss the affairs, finances and accounts of the Company with, and to make proposals and furnish advice with respect thereto to, the Company’s officers, directors, key employees and independent public accountants or any of them (and by this provision the Company authorizes said accountants to discuss with such Independent Investigator the finances and affairs of the Company and any Subsidiaries), all at such reasonable times, upon reasonable notice, and as often as may be reasonably requested.

(v)  Factoring and Cash Advance Agreement. The Company shall not enter into any factoring agreement, merchant cash advance agreement or similar arrangement without the prior written consent of the Required Holder.

15.  Liquidation, Dissolution, Winding-Up. In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its stockholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any of shares of Junior Stock, but pari passu with any Parity Stock then outstanding, an amount per Preferred Share equal to the greater of (A) 350% of the Stated Value and (B) the amount per share such Holder would receive if such Holder converted such Preferred Share into Common Stock immediately prior to the date of such payment, provided that if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of shares of Parity Stock, then each Holder and each holder of Parity Stock shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder and such holder of Parity Stock as a liquidation preference, in accordance with their respective certificate of designations (or equivalent), as a percentage of the full amount of Liquidation Funds payable to all holders of Preferred Shares and all holders of shares of Parity Stock. To the extent necessary, the Company shall cause such actions to be taken by each of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Holders in accordance with this Section 15. All the preferential amounts to be paid to the Holders under this Section 15 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company to the holders of shares of Junior Stock in connection with a Liquidation Event as to which this Section 15 applies.

16.  Distribution of Assets. In addition to any adjustments pursuant to Section 7(a) and Section 8, if the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of shares of Common Stock, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (the “Distributions”), then each Holder, as holders of Preferred Shares, will be entitled to such Distributions as if such Holder had held the number of shares of Common Stock acquirable upon complete conversion of the Preferred Shares (without taking into account any limitations or restrictions on the convertibility of the Preferred Shares and assuming for such purpose that the Preferred Share was converted at the Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for such Distributions (provided, however, that to the extent that such Holder’s right to participate in any such Distribution would result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, then such Holder shall not be entitled to participate in such Distribution to such extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution (and beneficial ownership) to such extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of such Holder until such time or times as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times, if any, such Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

17.  Vote to Change the Terms of or Issue Preferred Shares. In addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of the Articles of Incorporation, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holder, the Company shall not (in any case, whether by amendment, modification, recapitalization, merger, consolidation or otherwise): (a) amend or repeal any provision of, or add any provision to, its Articles of Incorporation or bylaws, or file any certificate of designations or articles of amendment of any series of shares of preferred stock, if such action would adversely alter or change in any respect the preferences, rights, privileges or powers, or restrictions provided for the benefit of the Preferred Shares hereunder, regardless of whether any such action shall be by means of amendment to the Articles of Incorporation or by merger, consolidation or otherwise; (b) increase or decrease (other than by conversion) the authorized number of Preferred Shares; (c) without limiting any provision of Section 2, create or authorize (by reclassification or otherwise) any new class or series of Senior Preferred Stock or Parity Stock; (d) purchase, repurchase or redeem any shares of Junior Stock (other than pursuant to the terms of the Company’s equity incentive plans and options and other equity awards granted under such plans (that have in good faith been approved by the Board)); (e) without limiting any provision of Section 2, pay dividends or make any other distribution on any shares of any Junior Stock; (f) issue any Preferred Shares other than as contemplated hereby or pursuant to the Securities Purchase Agreement; or (g) without limiting any provision of Section 10, whether or not prohibited by the terms of the Preferred Shares, circumvent a right of the Preferred Shares hereunder.

18.  Stockholder Approval. Within 45 days of the Initial Issuance Date, the Company shall file with the SEC a proxy statement, in a form reasonably acceptable to the Holders, soliciting the affirmative votes of each of its stockholders of record for approval of resolutions providing for the issuance of the Securities (as defined in the Securities Purchase Agreement), including, for the avoidance of doubt, the approval of a change of control of the Company, in compliance with the rules and regulations of the Principal Market (“Stockholder Approval”; and the date the Stockholder Approval is obtained, the “Stockholder Approval Date”) and the Company shall use its reasonable best efforts to, at the expense of the Company, solicit its stockholders’ approval of such resolution and to cause the Board of Directors of the Company to recommend to the stockholders that they approve such resolution. The Company shall hold a special meeting of stockholders (the “Stockholder Meeting”) for purposes of obtaining Stockholder Approval as soon as reasonably practicable following the filing of such proxy statement with the SEC (the “Stockholder Meeting Deadline”), and the Company shall be obligated to seek to obtain the Stockholder Approval by the Stockholder Meeting Deadline. If, despite the Company’s reasonable best efforts the Stockholder Approval is not obtained on or prior to the Stockholder Meeting Deadline, the Company shall cause an additional Stockholder Meeting to be held within 90 days later. If, despite the Company’s reasonable best efforts the Stockholder Approval is not obtained after such subsequent stockholder meetings, the Company shall cause an additional Stockholder Meeting to be held semi-annually thereafter until such Stockholder Approval is obtained. Notwithstanding the above, the Company shall not be required to hold a Stockholder Meeting or seek Stockholder Approval any time following the time when the Preferred Shares are no longer outstanding if upon full exercise of the Warrants, the shares of Common Stock issued pursuant to the Preferred Shares and Warrants would not exceed the Exchange Cap. Each Holder covenants to vote, and shall cause its affiliates to vote, all Preferred Shares owned by such Holder or its affiliates, as applicable, in respect of any resolution presented to the stockholders of the Company for the purpose of obtaining the Stockholder Approval. For clarity, the Holder’s agreement to vote its Preferred Shares in accordance with the foregoing sentence, does not require the Holder to vote such shares for or against any other proposal or proposals, whether or not such other proposal or proposals are recommended by the Board of Directors.

19.  Transfer of Preferred Shares. A Holder may transfer some or all of its Preferred Shares without the consent of the Company, but any such transfer shall be in compliance with all applicable securities laws.

20.  Reissuance of Preferred Share Certificates and Book Entries.

(a)  Transfer. If any Preferred Shares are to be transferred, the applicable Holder shall surrender the applicable Preferred Share Certificate to the Company (or, if the Preferred Shares are held in Book-Entry form, a written instruction letter to the Company), whereupon the Company will forthwith issue and deliver upon the order of such Holder a new Preferred Share Certificate (in accordance with Section 20(d)) (or evidence of the transfer of such Book-Entry), registered as such Holder may request, representing the outstanding number of Preferred Shares being transferred by such Holder and, if less than the entire outstanding number of Preferred Shares is being transferred, a new Preferred Share Certificate (in accordance with Section 20(d)) to such Holder representing the outstanding number of Preferred Shares not being transferred (or evidence of such remaining Preferred Shares in a Book-Entry for such Holder). Such Holder and any assignee, by acceptance of the Preferred Share Certificate or evidence of Book-Entry issuance, as applicable, acknowledge and agree that, by reason of the provisions of Section 4(c)(i) following conversion or redemption of any of the Preferred Shares, the outstanding number of Preferred Shares represented by the Preferred Shares may be less than the number of Preferred Shares stated on the face of the Preferred Shares.

(b)  Lost, Stolen or Mutilated Preferred Share Certificate. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of a Preferred Share Certificate (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the applicable Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of such Preferred Share Certificate, the Company shall execute and deliver to such Holder a new Preferred Share Certificate (in accordance with Section 20(d)) representing the applicable outstanding number of Preferred Shares.

(c)  Preferred Share Certificate and Book-Entries Exchangeable for Different Denominations and Forms. Each Preferred Share Certificate is exchangeable, upon the surrender hereof by the applicable Holder at the principal office of the Company, for a new Preferred Share Certificate or Preferred Share Certificate(s) or new Book-Entry (in accordance with Section 20(d)) representing, in the aggregate, the outstanding number of the Preferred Shares in the original Preferred Share Certificate, and each such new Preferred Share Certificate and/or new Book-Entry, as applicable, will represent such portion of such outstanding number of Preferred Shares from the original Preferred Share Certificate as is designated in writing by such Holder at the time of such surrender. Each Book-Entry may be exchanged into one or more new Preferred Share Certificates or split by the applicable Holder by delivery of a written notice to the Company into two or more new Book-Entries (in accordance with Section 20(d)) representing, in the aggregate, the outstanding number of the Preferred Shares in the original Book-Entry, and each such new Book-Entry and/or new Preferred Share Certificate, as applicable, will represent such portion of such outstanding number of Preferred Shares from the original Book-Entry as is designated in writing by such Holder at the time of such surrender.

(d)  Issuance of New Preferred Share Certificate or Book-Entry. Whenever the Company is required to issue a new Preferred Share Certificate or a new Book-Entry pursuant to the terms of this Certificate of Designations, such new Preferred Share Certificate or new Book-Entry (i) shall represent, as indicated on the face of such Preferred Share Certificate or in such Book-Entry, as applicable, the number of Preferred Shares remaining outstanding (or in the case of a new Preferred Share Certificate or new Book-Entry being issued pursuant to Section 20(a) or Section 20(c), the number of Preferred Shares designated by such Holder) which, when added to the number of Preferred Shares represented by the other new Preferred Share Certificates or other new Book-Entry, as applicable, issued in connection with such issuance, does not exceed the number of Preferred Shares remaining outstanding under the original Preferred Share Certificate or original Book-Entry, as applicable, immediately prior to such issuance of new Preferred Share Certificate or new Book-Entry, as applicable, and (ii) shall have an issuance date, as indicated on the face of such new Preferred Share Certificate or in such new Book-Entry, as applicable, which is the same as the issuance date of the original Preferred Share Certificate or in such original Book-Entry, as applicable.

21.  Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designations shall be cumulative and in addition to all other remedies available under this Certificate of Designations and any of the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit any Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Certificate of Designations. No failure on the part of a Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by such Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of a Holder at law or equity or under this Certificate of Designations or any of the documents shall not be deemed to be an election of such Holder’s rights or remedies under such documents or at law or equity. The Company covenants to each Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by a Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). No failure on the part of a Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by such Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of any Holder at law or equity or under Preferred Shares or any of the documents shall not be deemed to be an election of such Holder’s rights or remedies under such documents or at law or equity. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holders and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, each Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to a Holder that is requested by such Holder to enable such Holder to confirm the Company’s compliance with the terms and conditions of this Certificate of Designations.

22.  Payment of Collection, Enforcement and Other Costs. If (a) any Preferred Shares are placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or a Holder otherwise takes action to collect amounts due under this Certificate of Designations with respect to the Preferred Shares or to enforce the provisions of this Certificate of Designations or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Certificate of Designations, then the Company shall pay the costs incurred by such Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Certificate of Designations with respect to any Preferred Shares shall be affected, or limited, by the fact that the purchase price paid for each Preferred Share was less than the original Stated Value thereof.

23.  Construction; Headings. This Certificate of Designations shall be deemed to be jointly drafted by the Company and the Holders and shall not be construed against any such Person as the drafter hereof. The headings of this Certificate of Designations are for convenience of reference and shall not form part of, or affect the interpretation of, this Certificate of Designations. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Certificate of Designations instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Certificate of Designations. Terms used in this Certificate of Designations and not otherwise defined herein, but defined in the other Transaction Documents, shall have the meanings ascribed to such terms on the Initial Issuance Date in such other Transaction Documents unless otherwise consented to in writing by the Required Holder.

24.  Failure or Indulgence Not Waiver. No failure or delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. This Certificate of Designations shall be deemed to be jointly drafted by the Company and all Holders and shall not be construed against any Person as the drafter hereof. Notwithstanding the foregoing, nothing contained in this Section 24 shall permit any waiver of any provision of Section 4(d).

25.  Dispute Resolution.

(a)  Submission to Dispute Resolution.

(i)  In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, a VWAP or a fair market value or the arithmetic calculation of a Conversion Rate, or the applicable Redemption Price (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the applicable Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by such Holder at any time after such Holder learned of the circumstances giving rise to such dispute. If such Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, such VWAP or such fair market value, or the arithmetic calculation of such Conversion Rate or such applicable Redemption Price (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or such Holder (as the case may be) of such dispute to the Company or such Holder (as the case may be), then such Holder may, at its sole option, select an independent, reputable investment bank to resolve such dispute.

(ii)  Such Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 25 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which such Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either such Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and such Holder or otherwise requested by such investment bank, neither the Company nor such Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii)  The Company and such Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and such Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b)  Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 25 constitutes an agreement to arbitrate between the Company and each Holder (and constitutes an arbitration agreement) under § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that any Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 25, (ii) a dispute relating to a Conversion Price includes, without limitation, disputes as to (A) whether an issuance or sale or deemed issuance or sale of Common Stock occurred under Section 8(a), (B) the consideration per share at which an issuance or deemed issuance of Common Stock occurred, (C) whether any issuance or sale or deemed issuance or sale of Common Stock was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes and Option or Convertible Security and (E) whether a Dilutive Issuance occurred, (iii) the terms of this Certificate of Designations and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Certificate of Designations and any other applicable Transaction Documents, (iv) the applicable Holder (and only such Holder with respect to disputes solely relating to such Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 25 to any state or federal court sitting in the State of Delaware in lieu of utilizing the procedures set forth in this Section 25 and (v) nothing in this Section 25 shall limit such Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 25).

26.  Notices; Currency; Payments.

(a)  Notices. The Company shall provide each Holder of Preferred Shares with prompt written notice of all actions taken pursuant to the terms of this Certificate of Designations, including in reasonable detail a description of such action and the reason therefor. Whenever notice is required to be given under this Certificate of Designations, unless otherwise provided herein, such notice must be in writing and shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide each Holder with prompt written notice of all actions taken pursuant to this Certificate of Designations, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company shall give written notice to each Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any grant, issuances, or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to such Holder.

(b)  Currency. All dollar amounts referred to in this Certificate of Designations are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Certificate of Designations shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Certificate of Designations, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(c)  Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Certificate of Designations, unless otherwise expressly set forth herein, such payment shall be made in lawful money of the United States of America by wire transfer of immediately available funds pursuant to wire transfer instructions that Holder shall provide to the Company in writing from time to time. Whenever any amount expressed to be due by the terms of this Certificate of Designations is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day. Any amount due under the Transaction Documents which is not paid when due (except to the extent such amount is simultaneously accruing Dividends at the Default Rate hereunder) shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of fifteen percent (15%) per annum from the date such amount was due until the same is paid in full (“Late Charge”).

27.  Waiver of Notice. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Certificate of Designations and the Securities Purchase Agreement.

28.  Governing Law. This Certificate of Designations shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Certificate of Designations shall be governed by, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Except as otherwise required by Section 25 above, the Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of Delaware, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude any Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to such Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of such Holder or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 25 above. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS CERTIFICATE OF DESIGNATIONS OR ANY TRANSACTION CONTEMPLATED HEREBY.

29.  Judgment Currency.

(a)  If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 29 referred to as the “Judgment Currency”) an amount due in U.S. dollars under this Certificate of Designations, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(i)  the date actual payment of the amount due, in the case of any proceeding in the courts of Delaware or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii)  the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 29(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).

(b)  If in the case of any proceeding in the court of any jurisdiction referred to in Section 29(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of U.S. dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c)  Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Certificate of Designations.

30.  Severability. If any provision of this Certificate of Designations is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Certificate of Designations so long as this Certificate of Designations as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

31.  Maximum Payments. Without limiting Section 9(d) of the Securities Purchase Agreement, nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the applicable Holder and thus refunded to the Company.

32.  Stockholder Matters; Amendment.

(a)  Stockholder Matters. Any stockholder action, approval or consent required, desired or otherwise sought by the Company pursuant to the NRS, the Articles of Incorporation, this Certificate of Designations or otherwise with respect to the issuance of Preferred Shares may be effected by written consent of the Company’s stockholders or at a duly called meeting of the Company’s stockholders, all in accordance with the applicable rules and regulations of the NRS. This provision is intended to comply with the applicable sections of the NRS permitting stockholder action, approval and consent affected by written consent in lieu of a meeting.

(b)  Amendment. Except for Section 4(d)(i), which may not be amended or waived hereunder, this Certificate of Designations or any provision hereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the NRS, of the Required Holder, and with such other stockholder approval, if any, as may then be required pursuant to the NRS and the Articles of Incorporation.

33.  Certain Defined Terms. For purposes of this Certificate of Designations, the following terms shall have the following meanings:

(a)  “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(b)  “Additional Amount” means, as of the applicable date of determination, with respect to each Preferred Share, all accrued and unpaid Dividends on such Preferred Share.

(c)  “Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 8(a)) of shares of Common Stock (other than rights of the type described in Section 7(a) hereof) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

(d)  “Affiliate” or “Affiliated” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(e)  “Approved Stock Plan” means any employee benefit plan or agreement which has been approved by the Board prior to or subsequent to the Subscription Date pursuant to which shares of Common Stock and standard options to purchase Common Stock may be issued to any employee, officer, consultant or director for services provided to the Company in their capacity as such.

(f)  “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Initial Issuance Date, directly or indirectly managed or advised by a Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of such Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with such Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with such Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively such Holder and all other Attribution Parties to the Maximum Percentage.

(g)  “Bloomberg” means Bloomberg, L.P.

(h)  “Book-Entry” means each entry on the Register evidencing one or more Preferred Shares held by a Holder in lieu of a Preferred Share Certificate issuable hereunder.

(i)  “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or the State of Israel are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York or the State of Israel generally are open for use by customers on such day.

(j)  “Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Common Stock in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries or (iv) bone fide arm’s length sales or acquisitions by the Company with one or more third parties as long as holders of the Company’s voting power as of the Issuance Date continue after such sale or acquisition to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of at least 51% of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such sale or acquisition.

(k)  “Change of Control Redemption Premium” means 150%.

(l)  “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holder. If the Company and the Required Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 25. All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during such period.

(m)  Reserved.

(n)  “Common Stock” means (i) the Company’s shares of common stock, par value $0.001 per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(o)  “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

(p)  “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

(q)  “Dividend Date” means the first Trading Day of each calendar month.

(r)  “Dividend Rate” means two and one-half percent (2.5%) per annum, as may be adjusted from time to time in accordance with Section 2.

(s)  “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the OTCQX, the OTCQB or the Principal Market.

(t)  “Event Market Price” means, with respect to any Stock Combination Event Date, at the Holder’s option, (i) the quotient determined by dividing (x) the sum of the VWAP of the Common Stock for each of the five (5) lowest Trading Days during the twenty (20) consecutive Trading Day period ending and including the Trading Day immediately preceding the sixteenth (16th) Trading Day after such Stock Combination Event Date (the “Measurement Period”), divided by (y) five (5), or (ii) the price equal to the VWAP on any Trading Day during the Measurement Period.

(u)  “Excluded Securities” means (i) shares of Common Stock or standard options to purchase Common Stock issued or issuable to directors, officers, employees or other service providers of the Company in their capacity as such pursuant to an Approved Stock Plan, provided that (A) all such issuances (taking into account the shares of Common Stock issuable upon exercise of such awards) after the Subscription Date pursuant to this clause (i) do not, in the aggregate, exceed more than 10% of the Common Stock issued and outstanding as of the Subscription Date and (B) the exercise price of any such options is not lowered and none of such options are amended to increase the number of shares issuable thereunder or extend the term of such options; (ii) shares of Common Stock issued or issuable upon the conversion or exercise of Convertible Securities (other than shares of Common Stock issued or issuable pursuant to an Approved Stock Plan that are covered by clause (i) above) issued prior to the Subscription Date, provided that the conversion, exercise or other method of issuance (as the case may be) of any such Convertible Security is made solely pursuant to the conversion, exercise or other method of issuance (as the case may be) provisions of such Convertible Security that were in effect on the date immediately prior to the Subscription Date, the conversion, exercise or issuance price of any such Convertible Securities (other than standard options to purchase Common Stock issued pursuant to an Approved Stock Plan that are covered by clause (i) above) is not lowered, none of such Convertible Securities are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities (other than those issued pursuant to an Approved Stock Plan that are covered by clause (i) above) are otherwise materially changed in any manner that adversely affects any of the Holders; (iii) the shares of Common Stock issuable upon conversion of the Preferred Shares or otherwise pursuant to the terms of this Certificate of Designations; (iv) the shares of Common Stock issuable upon exercise of the Warrants and (v) securities issued as consideration for the acquisition of another entity by the Company by merger, purchase of substantially all of the assets or other reorganization or bona fide joint venture agreement, provided that such issuance is approved by the majority of the disinterested directors of the Company and provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the Restricted Period (as defined in the Securities Purchase Agreement) and such issuance does not, in the aggregate, exceed more than 5% of the shares of Common Stock issued and outstanding immediately prior to the Subscription Date.

(v)  “Floor Price” means the lower of (x) $[●]2 (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) and (y) 20% of the “Minimum Price” (as defined in Rule 5635 of the Rule of the Nasdaq Stock Market) on the Stockholder Approval Date (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) or, in any case, such lower amount as permitted, from time to time, by the Principal Market.

(w)  “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, in any transaction or series or related transactions, acquire, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (v) reorganize, recapitalize or reclassify its Common Stock, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger (other than the Merger), consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by all such Subject Entities as of the date of this Certificate of Designations calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other stockholders of the Company to surrender their shares of Common Stock without approval of the stockholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

[2]	Insert 20% of the Minimum Price on the date of signing the Securities Purchase Agreement.

(x)  “GAAP” means United States generally accepted accounting principles, consistently applied.

(y)  “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(z)  “Holder Pro Rata Amount” means, with respect to any Holder, a fraction (i) the numerator of which is the number of Preferred Shares issued to such Holder pursuant to the Securities Purchase Agreement on the Initial Issuance Date and (ii) the denominator of which is the number of Preferred Shares issued to all Holders pursuant to the Securities Purchase Agreement on the Initial Issuance Date.

(aa)  “Indebtedness” means of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including, without limitation, “capital leases” in accordance with United States generally accepted accounting principles consistently applied for the periods covered thereby (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with United States generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, deed of trust, lien, pledge, charge, security interest or other encumbrance of any nature whatsoever in or upon any property or assets (including accounts and contract rights) with respect to any asset or property owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above.

(bb)  “Intellectual Property Rights” means, with respect to the Company and its Subsidiaries, all of their rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor.

(cc)  “Investment” means any beneficial ownership (including stock, partnership or limited liability company interests) of or in any Person, or any loan, advance or capital contribution to any Person or the acquisition of all, or substantially all, of the assets of another Person or the purchase of any assets of another Person for greater than the fair market value of such assets.

(dd)  “Liquidation Event” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its Subsidiaries, taken as a whole.

(ee)  “Make-Whole Amount” means, as of any given date and as applicable, in connection with any conversion, redemption or other repayment hereunder, an amount equal to the amount of additional Dividends that would accrue under this Certificate of Designations at the Dividend Rate then in effect assuming for calculation purposes that the Stated Value of this Certificate of Designations as of the Initial Issuance Date remained outstanding through and including the date of conversion or redemption of all the Preferred Shares.

(ff)  “Material Adverse Effect” means any material adverse effect on the business, properties, assets, liabilities, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, if any, individually or taken as a whole, or on the transactions contemplated hereby or on the other Transaction Documents (as defined below), or by the agreements and instruments to be entered into in connection therewith or on the authority or ability of the Company to perform its obligations under the Transaction Documents.

(gg)  “Maturity Date” means [●], 20273; provided, however, the Maturity Date may be extended at the option of a Holder (i) in the event that, and for so long as, a Triggering Event shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in a Triggering Event or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date, provided further that if a Holder elects to convert some or all of its Preferred Shares pursuant to Section 4 hereof, and the Conversion Amount would be limited pursuant to Section 4(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of such Preferred Shares.

[3]	To be the two (2) year anniversary of the First Closing Date (as defined in the Securities Purchase Agreement).

(hh)  “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(ii)  “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(jj)  “Permitted Indebtedness” means (i) Indebtedness existing on September 30, 2024 and reflected on the Company’s balance sheet included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2024, (ii) Indebtedness secured by Permitted Liens or unsecured but as described in clauses (iv) and (v) of the definition of Permitted Liens, (iii) Indebtedness that is (a) not material to the Company and (b) incurred in the ordinary course of business, (iv) Indebtedness incurred in connection with the financing of any new equipment at facilities of the Company existing on the date the Merger is consummated and (v) Indebtedness incurred from a bank or other similar financial institution in an aggregate amount not to exceed $100,000.

(kk)  “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or Indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, in either case, with respect to Indebtedness in an aggregate amount not to exceed $100,000, (v) Liens incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by Liens of the type described in clause (iv) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, and (vii) Liens arising from judgments, decrees or attachments in circumstances not constituting a Triggering Event under Section 5(a)(vii).

(ll)  Reserved.

(mm)  “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(nn)  “Principal Market” means the Nasdaq Capital Market.

(oo)  “Redemption Notices” means, collectively, the Triggering Event Redemption Notices, the Maturity Redemption Notices and the Change of Control Redemption Notices, and each of the foregoing, individually, a “Redemption Notice.”

(pp)  “Redemption Premium” means 130%.

(qq)  “Redemption Prices” means, collectively, any Triggering Event Redemption Price, Change of Control Redemption Price and Maturity Redemption Price (including in each case any interest, damages and Make-Whole Amount thereon), and each of the foregoing, individually, a “Redemption Price.”

(rr)  “SEC” means the United States Securities and Exchange Commission or the successor thereto.

(ss)  “Securities Purchase Agreement” means that certain securities purchase agreement by and among REalloys Inc. and the initial holders of Preferred Shares, dated as of the Subscription Date, as may be amended from time in accordance with the terms thereof.

(tt)  “Stated Value” shall mean $3,000 per share, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events occurring after the Initial Issuance Date with respect to the Preferred Shares.

(uu)  “Subscription Date” means [●], 2025.

(vv)  “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(ww)  “Subsidiaries” shall have the meaning as set forth in the Securities Purchase Agreement.

(xx)  “Successor Entity” means the Person (or, if so elected by the Required Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(yy)  “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the applicable Holder or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(zz)  “Transaction Documents” means the Securities Purchase Agreement, this Certificate of Designations, the Warrants and each of the other agreements and instruments entered into or delivered by the Company or any of the Holders in connection with the transactions contemplated by the Securities Purchase Agreement, all as may be amended from time to time in accordance with the terms thereof.

(aaa)  “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holder. If the Company and the Required Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 25. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

(bbb)  “Warrants” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

(ccc)  “Warrant Shares” means, collectively, the shares of Common Stock issuable upon exercise of the Warrants.

34.  Disclosure. Upon receipt or delivery by the Company of any notice in accordance with the terms of this Certificate of Designations, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 am, New York City time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to the Holder explicitly in writing in such notice (or immediately upon receipt of notice from such Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from such Holder), such Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section 34 shall limit any obligations of the Company, or any rights of any Holder, under Section 4(l) of the Securities Purchase Agreement.

35.  Non-circumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, Bylaws (as defined in the Securities Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designations, and will at all times in good faith carry out all the provisions of this Certificate of Designations and take all action as may be required to protect the rights of the Holders hereunder. Without limiting the generality of the foregoing or any other provision of this Certificate of Designations or the other Transaction Documents, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon the conversion of any Preferred Shares above the Conversion Price then in effect, (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the conversion of Preferred Shares and (c) shall, so long as any Preferred Shares are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Preferred Shares, the maximum number of shares of Common Stock as shall from time to time be necessary to effect the conversion of the Preferred Shares then outstanding (without regard to any limitations on conversion contained herein). Notwithstanding anything herein to the contrary, if after the ninety (90) calendar day anniversary of the Initial Issuance Date, each Holder is not permitted to convert such Holder’s Preferred Shares in full for any reason (other than pursuant to restrictions set forth in Section 4(d)(i) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to effect such conversion into shares of Common Stock.

36.  Absence of Trading and Disclosure Restrictions. The Company acknowledges and agrees that no Holder is a fiduciary or agent of the Company and that each Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of such Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that each Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

* * * * *

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations of Series C Convertible Preferred Stock of Blackboxstocks Inc. to be signed by its President and Chief Executive Officer on this [●]th day of [●], 2025.

Blackboxstocks INC.

By:
Name:	Gust Kepler
Title:	President and Chief Executive Officer

Signature Page to Certificate of Designations

EXHIBIT I

BLACKBOXSTOCKS INC.

CONVERSION NOTICE

Reference is made to the Certificate of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of Blackboxstocks Inc. (the “Certificate of Designations”). In accordance with and pursuant to the Certificate of Designations, the undersigned hereby elects to convert the number of shares of Series C Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares”), of Blackboxstocks Inc., a Nevada corporation (the “Company”), indicated below into shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company, as of the date specified below.

Date of Conversion:

Aggregate number of Preferred Shares to be converted:

Aggregate Stated Value of such Preferred Shares to be converted:

Aggregate accrued and unpaid Dividends and accrued and unpaid Late Charges with respect to such Preferred Shares and such Aggregate Dividends to be converted:

AGGREGATE CONVERSION AMOUNT TO BE CONVERTED:

Please confirm the following information:

Conversion Price:

Number of shares of Common Stock to be issued:

Please issue the Common Stock into which the applicable Preferred Shares are being converted to Holder, or for its benefit, as follows:

☐	Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

☐	Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:

DTC Number:

Account Number:

Date: _____________ __, ____

Name of Registered Holder

By:
Name:
Title:

Tax ID:

E-mail Address:

Exhibit I

EXHIBIT II

ACKNOWLEDGMENT

The Company hereby (a) acknowledges this Conversion Notice, (b) certifies that the above indicated number of shares of Common Stock are eligible to be resold by the Holder without restriction or any legend and (c) hereby directs _________________ to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated ________________________, 2025 from the Company and acknowledged and agreed to by ________________________.

BLACKBOXSTOCKS INC.

By:
Name:
Title:

Exhibit II